UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2009

Commission File Number 1-15250

BANCO BRADESCO S.A.
(Exact name of registrant as specified in its charter)

BANK BRADESCO
(Translation of Registrant's name into English)

Cidade de Deus, s/n, Vila Yara
06029-900 - Osasco - SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

.

Bank of the Planet

Bradesco

ISO 9001

Report on Economic and Financial Analysis

December 2008

Banco Bradesco S.A.

Corporate Taxpayer’s ID (CNPJ) 60.746.948/0001-12	BM&F Bovespa –	BBDC3 (common) and BBDC4 (preferred)	NYSE – BBD	Latibex – XBBDC

Indicators	Main Indicators – %

	2007			2008

	3rd Qtr.	4th Qtr.	Year	3rd Qtr.	4th Qtr.	Year

CDI	2.79	2.62	11.81	3.16	3.32	12.32
Ibovespa	11.16	5.66	43.65	(23.80)	(24.20)	(41.22)
USD – Commercial Rate	(4.52)	(3.68)	(17.15)	20.25	22.08	31.94
IGP-M	2.57	3.54	7.75	1.54	1.23	9.81
IPCA – IBGE	0.89	1.43	4.46	1.07	1.09	5.90
TJLP	1.53	1.53	6.42	1.54	1.54	6.29
TR	0.34	0.24	1.45	0.55	0.63	1.63
Savings Accounts	1.85	1.75	7.70	2.06	2.15	7.90
Number of Business Days	64	62	250	66	65	254

Indicators	Closing Amount

	2007		2008

	September	December	September	December

USD – Commercial Selling Rate – R$	1.8389	1.7713	1.9143	2.3370
Euro – R$	2.6237	2.6086	2.6931	3.2382
Country Risk – Points	173	221	331	428
Selic – Copom Base Rate (% p.a.)	11.25	11.25	13.75	13.75
Pre-BM&F Rate - 1 year (% p.a.)	11.16	12.05	14.43	12.17

Obs.: country risk refers to EMBI+ Brazil calculated by JPMorgan.

	Compulsory Deposit Rates –% (*)						Rates and Limits –%

Deposits	2007		2008		Taxes and Limits	2007		2008

	3rd Qtr.	4th Qtr.	3rd Qtr.	4th Qtr.		3rd Qtr.	4th Qtr.	3rd Qtr.	4th Qtr.

Demand (1)	45	45	45	42	Income Tax	25	25	25	25
Additional (2)	8	8	8	5	Social Contribution (1)	9	9	15	15
Time (3)	15	15	15	15	PIS (2)	0.65	0.65	0.65	0.65
Additional (2)	8	8	8	5	Cofins (3)	4	4	4	4
Savings Accounts (4)	20	20	20	20	Legal Reserve on Net Income	5	5	5	5
Additional (2)	10	10	10	10	Maximum Fixed Assets (4)	50	50	50	50
Interbank (5)	–	–	15	15	Capital Adequacy Ratio (Basel) (5)	11	11	11	11

(1) Cash deposit – No remuneration.	(1) Up to April 2008, the rate was 9%. The rate applicable to non-financing and similar companies remains at 9%.
(2) Restricted securities. From the amount calculated at percentages, R$1 billion is deducted.	(2) The rate applicable to non-financial and similar companies is 1.65% (non-cumulative PIS).
(3) Restricted securities – From the amount calculated at 15%, R$2 billion is deducted.	(3) The rate applicable to non-financial and similar companies is 7.6% (non-cumulative Cofins).
(4) Cash deposit – Remuneration by TR + interest of 6.17% p.a.	(4) Maximum Fixed Assets are applied over Reference Shareholders’ Equity.
(5) Restricted securities - Originated form Leasing Companies.	(5) Reference Shareholders’ Equity may not be lower than 11% of Risk-Weighted Assets.
(*) For further information on new regulations – see Note 35 of the Financial Statements included in Chapter 9 of this report.

Forward-Looking Statements

This Report on Economic and Financial Analysis contains forward-looking statements relating to our business. Such statements are based on management’s current expectations, estimates and projections about future events and financial trends, which could affect our business. Words such as: “believes,” “anticipates,” “plans,” “expects,” “intends,” “aims,” “evaluates,” “predicts,” “foresees,” “projects,” “guidelines,” “should” and similar expressions are intended to identify forward-looking statements. These statements, however, do not guarantee future performance and involve risks and uncertainties, which could be beyond our control. Furthermore, certain forward-looking statements are based on assumptions that, depending on future events, may prove to be inaccurate. Therefore, actual results may differ materially from the plans, objectives, expectations, projections and intentions expressed or implied in such statements.

Factors which could modify actual results include, among others, changes in regional, national and international commercial and economic conditions; inflation rates; increase in customer delinquency on the account of borrowers in loan operations, with the consequent increase in the allowance for loan losses; loss of funding capacity; loss of clients or revenues; our capacity to sustain and improve performance; changes in interest rates which could, among other events, adversely affect our margins; competition in the banking sector, financial services, credit card services, insurance, asset management and other related sectors; government regulations and fiscal matters; disputes or adverse legal proceedings or rulings; as well as credit risks and other loan and investment activity risks.

Accordingly, the reader should not rely excessively on these forward-looking statements. These statements are valid only as of the date they were prepared. Except as required under applicable legislation, we assume no obligation whatsoever to update these statements, whether as a result of new information, future events or for any other motive.

Economic scenario

The reversion of the strong expansion process in the global economy that began in 2004 that we saw in 2008 was abrupt, and in several countries, unexpected. In fact, the financial and real economic volatility was such that 2008 could have been classified as a period of “several years in one.” In the first half, in spite of the deceleration in several developed countries, the principal emerging economies continued to show great signs of endogenous growth, helping to explain the continuous increase of commodity prices – which have reached record levels – that resulted in inflationary pressures and drove many authorities to adopt restricted monetary policies. By mid-year, we could see that the effects would be generalized, which started a financial deleveraging process that impacted many markets, including the commodities markets. In September, the bankruptcy of Lehman Brothers led to an unprecedented systematic crisis, intensifying risk aversion. The response from domestic and multilateral authorities was and has been unprecedented – which should help to prevent a global depression but strong global economic deceleration in 2009.

In the first three quarters of 2008, Brazil recorded 6.4% growth y-o-y, mainly from the domestic market. The inflationary pressures resulting from an imbalance between supply and demand and intensified by the mid-year increase in commodities prices were answered with monetary tightening, which decisively contributed to Brazil not recording inflation rates as those in other countries. It is also worth mentioning the intense inflow of direct foreign investments, which reached in 2008 US$45 billion for the first time in history. In this scenario, Brazil achieved the long-sought investment grade in the 1st half. However, by mid-September, the robustness of the domestic economy took its cue from the rest of the world, and, having been negatively affected, began to show signs of weakness.

The Brazilian economy has been mainly affected by the exchange depreciation, credit constraints and the deterioration of consumers and corporate confidence. Inevitably, the Brazilian economy will decelerate, as GDP growth may decrease from 5.6% estimated for 2008 to a level close to 1.5% in 2009. In this scenario, there will be more room for loosen monetary and fiscal policies. Looking at wider horizons, however, Bradesco reaffirms its outlook for the country, which, despite the economic and social problems already nationally and internationally known, remains positive given Brazil’s democratic environment with few similarities to other emerging countries. To make this positive outlook a reality, we must push a reform agenda that should bring GDP to a new, higher level of sustainable expansion. Perhaps, the global crisis is the opportunity for that.

Risk Factors and Critical Accounting Practices

In order to reinforce Bradesco’s commitment to the best international practices for transparency and corporate governance, we point out “Risk Factors” and “Critical Accounting Practices.” We consider these factors and practices the most significant and those that could affect our daily business, the results of our operations or our financial position. We stress that Bradesco addresses the management of all risks inherent to its activities in a complete and integrated manner. This integrated approach facilitates the improvement of risk management models and avoids the existence of any gaps that could jeopardize the correct identification and assessment of these risks.

Macroeconomic Risks

Our businesses and the results of our operations are significantly affected by global financial markets conditions

Over the past months a strong volatility has been occurring, reaching unprecedented levels in 2H08 with crashes in global credit and capital markets, which led to lower liquidity and higher credit risk premiums to several market participants, resulting in lower available funds and/or higher financing costs, both for financial institutions and their clients. High interest rates or in upward trend and/or growing credit spreads have created a less favorable environment to most of businesses and may impair the ability of some of our clients to pay their debts and, thus, reduce our flexibility to plan or react to changes in operations and the financial market as a whole. Accordingly, the results of our operations will most likely continue to be affected by the global financial market conditions while these remain volatile and subject to crashes and uncertainties.

II

Risks Relating to Brazil

1) Brazilian political and economic conditions have a direct impact on our business and on the market value of our shares and ADSs.

The majority of our operations and clients are located in Brazil. Accordingly, our financial condition and results of operations are substantially dependent on the Brazilian economy, which in the past has been characterized both by frequent intervention by the Brazilian Government and volatile economic cycles. In addition, our financial condition and the market value of our shares and ADSs may also be adversely affected by changes in policies involving exchange rate and tax controls, as well as factors such as: fluctuations in exchange rates, interest rates, inflation rates, and other political, diplomatic, social and economic events inside and outside Brazil that affect the country.

We cannot control nor predict which measures or policies may be taken by the Brazilian Government in response to the current or future situation of the country’s economy or how these measures or policies may affect the Brazilian economy and, both directly and indirectly, our operations and revenues.

2) Should Brazil undergo a period of high inflation in the future, our revenues and the market value of our shares and ADSs may decrease.

In the past, Brazil has faced periods of extremely high inflation rates, with annual rates (IGP – DI from the Fundação Getulio Vargas) reaching as high as 2,708% in 1993. More recently, Brazil’s inflation rates were 1.2% in 2005, 3.8% in 2006, 7.9% in 2007 and 9.1% in 2008. In previous years, inflation and governmental measures to fight it have had significant negative effects on the Brazilian economy. In addition, general speculation about possible future actions has also contributed to economic uncertainty in Brazil and to heightened volatility in Brazilian securities markets. Should Brazil suffer a period of high inflation in the future, our costs may increase, our operating and net margins may decrease and, if investor confidence falters, the price of our shares and ADSs may drop. Inflationary pressures may curtail our ability to access foreign financial markets and may occasionally lead to further government intervention in the economy, including the implementation of policies that may adversely affect the overall performance of the Brazilian economy.

3) Access to international capital markets by Brazilian companies is influenced by the perception of risk in emerging economies which may harm our ability to finance our operations.

The market of securities issued by Brazilian companies is influenced by economic and market conditions in Brazil and, at different levels, by the market conditions in other Latin American countries and other emerging countries. Although economic conditions in these countries may significantly differ from Brazilian economic conditions, investor reaction to events in these countries may have an adverse effect on the market value of Brazilian companies’ securities. Crises in other emerging countries or economic policies in other countries, especially in the United States and European Union, may reduce the investor demand for Brazilian companies’ securities, including ours. Any of the events described above may negatively affect the market price of our shares and complicate, or even prevent, our access to capital markets and our financing of future operations on acceptable terms.

4) Developments in other emerging markets may adversely affect the market value of our shares and ADSs.

The market value of our shares and ADSs may be adversely affected by declines in the international financial markets and world economic conditions. The Brazilian securities market is influenced by the local and other emerging countries’ economies, especially those in Latin America. Although economic conditions are different in each country, investor reaction to developments in one of them may affect the securities markets and the securities issued in other countries, including Brazil.

Occasionally, developments in other countries have also adversely affected the market value of our and other Brazilian companies’ shares, as investor perception of high risk due to crisis in other emerging markets may lead to reduced levels of investment in Brazil and, in addition, may hurt our ability to finance our operations through the international capital markets. If the economic situation in Latin America deteriorates, or if similar developments occur in the international financial markets in the future, the market value of our shares and ADSs may be adversely affected.

III

Risks Relating to Bradesco and the Brazilian Banking and Insurance Industries

1) The Brazilian government regulates the operations of Brazilian banks and insurance companies, and changes in prevailing laws and regulations or the imposition of new ones may adversely affect our operations and results.

Brazilian banks and insurance companies are subject to extensive and continuous regulatory review by the Brazilian government. We have no control over government regulations, which govern all facets of our operations, including the imposition of minimum reference shareholders’ equity and capital requirements, compulsory deposits, loan limits and other loan restrictions.

The regulatory structure governing Brazilian banks and insurance companies is continuously evolving; laws and regulations may be amended and, moreover, they may be changed according to their enforcement or interpretation, causing the adoption of new laws and regulations. These changes could materially affect in a negative manner our operations and our results.

Regulatory changes affecting other businesses in which we are engaged, including our brokerage, consortium and leasing operations, could also have an adverse effect on our operations and our results.

2) The increasingly competitive environment in the Brazilian banking and insurance industries may adversely affect our business prospects.

We face significant competition in all of our principal areas of operation from other large Brazilian banks and public and private insurance companies. Brazilian regulations raise limited barriers only to market entry and do not differentiate between local or foreign commercial and investment banks and insurance companies. As a result, the growing presence of foreign banks and insurance companies in Brazil, some of which have greater resources than we do, has increased competition both in the banking and insurance industries. The privatization of government-owned banks has also made the Brazilian markets for banking and other financial services more competitive.

The increased competition may adversely affect our business results and prospects by, among other things: limiting our ability to increase our client base and expand our operations; reducing our profit margins on the banking, insurance, leasing services and other products we offer; and increasing competition for foreign investment opportunities.

Furthermore, additional publicly-owned banks and insurance companies may be privatized in the future, and their acquisition by one of our competitors would generally add to the buyer’s market share, and as a result we may face increased competition from said buyer.

3) Some of our common shares are held by two shareholders whose interests may conflict with other investors’ interests.

On December 31, 2008 Cidade de Deus – Companhia Comercial de Participações held 49.00% of our common shares and Fundação Bradesco directly and indirectly held 50.34% of our common shares. As a result, these shareholders have the power to prevent a change in control of our Company, even if a transaction of that nature would be beneficial to our other shareholders, as well as to approve transactions with related parties or corporate reorganization, which may not be beneficial to our other shareholders.

4) We may suffer losses associated with counterparty’s risk exposures

There is a possibility of a counterparty not being able of meeting its contractual liabilities. These counterparties may not be able to pay their liabilities due to delinquency, lack of liquidity, operating deficiency or other reasons. This risk may arise, for instance, due to our participation in swap contracts or other derivatives in which these counterparties are required to pay us; exchange trades or other businesses not settled within due time as counterparty failed to pay or due to system failures at clearance agents, stock exchanges, clearance houses or other financial brokers. This counterparty risk is higher in troublesome market conditions, when counterparty’s risk of bankruptcy is higher.

Critical Accounting Practices

Bradesco’s results are susceptible to accounting policies, assumptions and estimates. It is incumbent upon the management to adopt proper accounting policies and provide reasonable and suitable judgments and estimates when preparing the financial statements.

Our relevant accounting policies are outlined in note 3 to the consolidated financial statements included in chapter 9 of this Report.

IV

In terms of relevance, the following items outline the accounting policies deemed critical as well as areas requiring greater judgment and consideration or involving a higher level of complexity, which may affect our financial condition and the results of our operations. The accounting estimates made in such a context compel us to make assumptions on uncertain issues. In each case, if we had made other estimates, or if changes in estimates had occurred period by period, these could have significantly impacted our financial condition or the results of our operations:

1) Allowance for Loan Losses

We periodically adjust our allowance for loan losses, which include leasing operations and other operations with loan characteristics, based on the analysis of our portfolio, including probable loss estimates in these segments at the end of each period.

The determination of the amount of allowance for loan losses by its nature requires us to make judgments and assumptions related to our loan operations portfolio, not only on an individual basis, but also on a portfolio basis. When we revise our portfolio as a whole, various factors may affect our estimate of probable extent of losses, including the methodology we use to measure historical rates of delinquency and the historical period we take into account in such measurements. When we revise our loan operations on an individual basis, we make judgments related to the factors that most probably will affect the risk levels and which specific credit rating we should apply. Additional factors that may affect our determination of allowance for loan losses include:

– general economic conditions in Brazil and conditions of the relevant sector;

– previous experience with the borrower or relevant sector of economy, including recent loss experience;

– credit quality trends;

– amount and quality of guarantee for the loan operation;

– volume, composition and growth of our loan operations portfolio;

– Brazilian government’s monetary policy; and

– any delays when receiving information necessary to assess loan operations or confirm the deterioration of existing credit.

Our determination of allowance for loan losses is influenced by the risk rating of each loan operation. By assuming a decrease of 1% in the delinquency ratio expected for our loan operations portfolio in full performance, on December 31, 2008 the allowance for loan losses would increase approximately R$63 million. Such sensitivity analysis is hypothetical and intends to illustrate the risk rating and loss severity impact on our allowance and, thus, must not be considered a reflection of our expectations for future determinations of risk rating or future alterations in loss severity. Because of the procedures we follow, in order to determine our risk rating of loan portfolio and our assessment of loss severity, we believe that the current risk rating and the estimate of loss severity for our loan portfolio are appropriate.

For further information about our practices referring to the allowance for loan losses, see the content of loan operations included in chapter 3 and notes 3g and 10 included in chapter 9 of this report.

2) Classification of Securities and Derivatives

Securities and derivatives are classified into three categories: for trading, available for sale and held to maturity. This classification is based on the management’s intent of maintaining or trading such securities on the date of their acquisition. We account for securities held depending on our classification upon their acquisition.

Circumstantial changes may modify our strategy related to a specific security, which will require a transfer among the three categories.

The classification of securities and derivatives can be found in note 8 included in chapter 9 of this report.

3) Assessment of Securities and Derivatives

The financial instruments recorded at fair value in our financial statements mainly include securities classified as for trading, available for sale and other trading assets, including derivatives. The fair value is defined as the value in which a position could be closed or sold in a transaction with a party aware of the issue and willing to trade, without any benefit.

V

We estimate the fair value by using quoted market prices when available. We observe that the fair value may be affected by the volume of shares traded and also may not reflect the “control premiums” resulting from agreements with shareholders holding significant investments. However, the Management believes that quoted-market prices are the best indicators of fair value.

When quoted market prices are not available, we use models to estimate the fair value. The factors used in these models include distributors’ quotations, pricing models, prices of instruments with similar characteristics and discounted cash flows. The pricing based on models also uses information about interest rates, exchange rates and options volatility, when these are relevant and available.

In the determination of fair value, when quoted market prices are not available, we use the Management’s judgment, since the models depend on our judgment concerning the weight to be attributed to different factors and the quality of information we receive. For instance, reliable market data are generally limited when estimating the impact of maintaining a high position. Likewise, we use our judgment in the estimate of prices when there is no external parameter. Should we make incorrect assumptions or if the model itself makes incorrect correlations or assumptions, the value of income or loss recorded for a specific asset or liability may be improper. The judgment shall also determine, if a decline in fair value below the up-to-date cost of a held to maturity or available for sale security is not temporary, to require that we recognize a devaluation of the up-to-date cost and reflect such reduction as an expense. In the assessment, if devaluation is not temporary, the Management decides which historical period should be considered and how severe a loss may be.

Such assessment methods may lead Bradesco to different results, if models used or assumptions and estimates are inaccurate.

For further information about our practices referring to the assessment of securities and derivative financial instruments and the respective risk management, see notes 3e, 3f and 32 included in chapter 9 of this report.

4) Income Tax and Social Contribution

The determination of the amount of our taxes and contributions is related to the analysis of our deferred tax assets and liabilities, income tax and social contribution. Generally, our assessment requires us to estimate the future values of deferred tax assets, income tax and social contribution. Our assessment about the possibility that a deferred tax asset may be realized is subjective and involves evaluations and assumptions originally uncertain. The realization of deferred tax assets is subject to alterations in future tax rates and the development of our tax planning strategies. As a result of unpredictable occurrences or circumstances, the support to our assessments and assumptions may change over time, influencing the determination of the value of our tax liabilities.

We constantly monitor and assess the impact of new tax laws on our liabilities, which could affect the assessments and assumptions of our analysis about the possibility of realizing deferred tax assets.

For further information about Bradesco’s income tax and social contribution, see notes 3h and 34 of our financial statements included in chapter 9 of this report.

5) Insurance Technical Provisions

Provisions for insurance claims and related expenses are created as they are incurred. The calculation of these provisions considers estimates for reported claims and includes provisions for claims incurred but not reported. Methods to determine these estimates and establish technical provisions are regularly reviewed and updated. The resulting adjustments are recognized in the income of the respective period.

For further information on our technical provisions, see notes 21a and 21b of our financial statements included in chapter 9 of this report.

6) Use of Estimates

Our Management estimates and makes assumptions, which include: the amount of provisions for deferred taxes and contributions; calculations of allowances for loan losses; calculations of technical provisions for insurance, private pension plans and certificated savings plans; the choice of useful lives of certain assets; and the determination of whether an asset or group of specific assets will be deteriorated. The estimates are based on Management’s judgment and available information. Therefore, effective results may differ from such estimates.

VI

Commercial Strategy

We believe that, despite the sudden change in the world economic scenario triggered in the second half of 2008, verified by liquidity difficulties faced by large financial institutions, the reliability factor of the National Financial System proved to be strengthened, thus we understand that this turmoil scenario will not last long, with a gradual upturn of the expansion of the Brazilian economy, resulting from the significant growth of the purchasing power of certain income segments of the Brazilian population, especially the low- and medium-income citizens and companies’ investments, resulting in a sustained expansion of demand for financial and insurance services in the next years.

Our main objective is to maintain our focus on the domestic market to take advantage of our position as the one of the largest private banks in Brazil, so that we can increase our profitability, maximize value for shareholders and generate higher returns compared to other Brazilian financial institutions.

Our strategy to achieve such goals is not only focused on continuing to expand our client base, but also consolidating our role as an “All-Inclusive Bank” in the Brazilian market in order for us to be the “first-choice bank” for each of our clients. We have been increasingly segmenting our services by efficiently allocating our human resources and talents in order to offer our clients the products and services that truly meet their needs. We believe that paying attention to the financial profile of our clients and respecting their individuality results in greater satisfaction and loyalty in our clients’ relationship with us. The segmentation of our financial services has also enabled us to increase synergies of the institutions we have acquired over the past years.

We own the largest and probably best network of distribution channels among private Brazilian banks, comprised of branches, service stations, ATMs, Banco Postal and other third-party channels whose growth was especially significant with the adhesion of large retail networks like our correspondent banks. We have over 63 thousand customer service branches. The strict, segmented and well-distributed coverage of our customer service network optimizes the delivery logistics of our products and services and enables us to fully compete in retail banking. We intend to continue expanding and refining our customer service network and offer more and better products and mass services to clients, in order to meet the increasing demand for loan and insurance in the Brazilian market.

We are also focused on expanding our businesses as a wholesale bank in all its aspects, especially corporate service, and expand our private banking business. In the corporate segment, in which we believe we are well placed, the Brazilian economic scenario has significantly improved the performance of small and medium-sized companies. In addition, since 2006 we have been paying special attention to our investment bank segment, Banco Bradesco BBI. We resort to the market to search for qualified professionals and we intend to fully use the strong relationship with our corporate and high income clients to increase our investment bank operations.

We also intend to strongly increase our share in markets that we were traditionally less focused on, such as securities brokerage. With the significant growth of the Brazilian securities market over the past years, and the recent acquisition of the largest securities brokerage firm in Brazil, Ágora Corretora, we became leaders in the securities brokerage market.

In the insurance segment, we believe that there is great potential for the growth of our operations because the insurance industry is still under-represented in Brazilian gross domestic product. The increase in average Brazilian income has incorporated millions of new policyholders, and we expect to take advantage of this increasing demand for insurance products in order to consolidate our leadership in several insurance segments.

We have organized ourselves to increase our gains in scale and operational efficiency by segmenting the supply of our products with the creation of insurance companies specializing in each insurance line, which we call a “multi-line” insurance company. Thus, we avoid cross subsidies and have full control over the performance of each product line. We believe we can benefit from our structure to maximize insurance product sales, which in their essence have a high contribution margin, creating access to independent brokers.

Furthermore, in every line of our operation, we intend to stand out and be recognized by our clients as a leader in terms of performance and efficiency. We closely follow and constantly try to improve our operating efficiency levels.

We understand that the essence of business success in the financial sector consists of the combination between winning the client and a highly qualified staff devoted to providing service, permanently trained and with strict discipline and ethical standards in their work. Also fundamental to promote the business is the treatment given to our team in terms of qualification, promotion and creation of a culture of solidarity at work, fomenting an environment where our employees can develop a career that endures their entire professional life. In 2008, we were again chosen by the Guia Você S/A Exame publication as one of the best companies to work for in Brazil, in some research directly carried out with employees.

VII

Finally, the main component of our philosophy is to conduct business according to the highest ethical standards. Therefore, our strategy is guided and driven by seeking the best Corporate Governance practices and by understanding what we should be, besides a profit generator for our shareholders, a constructive element within our society.

The key elements of our business strategy are:

– expansion by means of organic growth;

– operation based on “Insurance-Bank Model,” to maintain profitability and consolidate our leadership in the insurance industry;

– increase of revenues, profitability and value for shareholders, by consolidating our loan and financing operations, our main activities, and the expansion of new products and services;

– maintain our commitment to technological innovation;

– profitability and return for the shareholders by means of ongoing efficiency ratio improvements;

– maintain acceptable risk levels in our operations; and

– expansion by means of strategic alliances and selective acquisitions, when these are beneficial.

a) To expand by means of organic growth

Despite the turmoil scenario verified as of the second half of 2008, that we believe will shortly retrocede, the Brazilian economy has been sustainably growing over the past five years and, meanwhile, has been creating strategic opportunities for financial and insurance segment growth, chiefly by means of increased business volume in segments in which we are well placed. We intend to continue taking advantage of such progress to increase our revenues, obtain profitability and maximize value for the shareholders, outlined as follows:

– capitalize on the opportunity to obtain new clients in the Brazilian markets, mainly low and medium-income clients, with unmet loan and financial needs, and, in addition, maintain the strong competition for a small group of clients with higher income levels;

– expand our distribution of financial services by using creativity in developing new mass products, strongly employing outsourced channels, e.g., expanding our credit cards and financial and insurance products and services in large retail networks through alliances with a network of stores, Banco Postal and other correspondent banks;

– benefit from the existing distribution channels, including our traditional branch network and other means of access to identify demand for new products, and the expansion of the supply of products that are gradually being requested again due to Brazil’s monetary stability, such as long-term financing, especially real estate loans;

– use our client base, offering our products and services more widely and increasing the average of products used per checking account from 4.7 in December 2008, to an estimated average of 5.0 products per checking account in December 2009;

– use the systems supported by our branches to assess and monitor the use of our products by clients to apply the appropriate sale, delivery and commercialization platforms; and

– develop segmented products according to the profiles and needs of our clients (both potential and current).

b) To operate based on the Insurance-Bank Model in order to maintain the profitability and consolidate Bradesco’s leadership in the insurance industry

Our goal is to make our clients look to us as their “first-choice bank” to meet their banking, insurance and private pension needs. We believe that we are in a privileged position to capitalize on the synergy among banking, insurance, private pension services and other financial activities. Our insurance group has nationwide coverage and, in addition to our banking distribution network that is of great importance in our distribution of insurance and private pensions, distribution services via internet and new distribution channels which we developed thanks to our creativity, we also have specific channels for the supply of these products, which count on 27,774 insurance brokers and 8,295 for supplementary private pension plans and VGBL. Our brokers and dealerships are permanently assisted and encouraged to improve the service they provide to our clients.

VIII

Concurrently, we aim at increasing the profitability of the insurance and supplementary private pension plan segments by using the profitability measure rather than the volume of underwritten premiums or amounts deposited, which can be observed as follows:

– managing our reserves and portfolio;

– intensively trading our products and services; and

– maintaining acceptable risk levels in our operations by means of a strategy of:

• setting priorities for insurance underwriting opportunities according to the risk spread between the expected revenue pursuant to the insurance agreement and the value of projected claims (statistically) to be due under the terms of such agreement;

• performing hedge transactions so as to avoid the mismatch between the real inflation index, and provisions for adjustments of interest rates and inflation in long-term agreements; and

• using reinsurance contracts with important reinsurance companies taking advantage of the new reality of the Brazilian insurance market.

c) To increase revenues, profitability and value for shareholders by reinforcing our loan and financing operations (our main activity), and expanding new products and services

We focus on the increase of revenues and profitability in our banking operations, with the following measures:

– carrying out our traditional deposit-raising activities and loan and financing operations, continuously seeking to improve the quality of our loan portfolio with risk mitigation plans and improvement of the pricing models of delinquency risks, which ensures better results in the concession, follow-up, recovery and adequate provisions for expected loan losses;

– building our client base of corporate and individual clients, by offering services meeting the profile and needs of specific clients;

– intensively seeking the development of paid services based on fees, such as the collection and processing of payments;

– expanding our financial services and products distributed outside of our conventional means of branches, such as credit card activities, capitalizing on the change in the consumers’ behavior concerning the financial services consumption;

– increasing our revenues from asset management; and

– continuously building our high-income customer base by providing a wide range of tailor-made financial products and services.

d) To maintain our commitment to technological innovation

The development of efficient means to reach clients and to process operations, safely and continuously, is a key element of our goal to increase our profitability and capitalize on opportunities of coordinated growth.

We have a history of over six decades of being a pioneer, always anticipating the coming challenges with efficient strategies and positive impacts on society. In this context, we point out the use of state-of-the-art technology, one of the central pillars of the Organization’s strategy to propel sustainability and business and provide easy access to innovative and safe services for clients. We are among the Brazilian companies that most invest in research and development focused on the banking area. Thus, with the purpose of increasingly improving the Organization’s IT environment, getting ready for the next decades and increasing the public perception regarding the technological resources we use based on the best existing practices and technologies, we have invested in a sweeping strategic program called “IT Improvements” that affects 5 macro-areas of the IT chain (Processes, Applications, Operational Environments, Technologies and Infrastructure).

We believe that technology offers unequalled opportunities for us to reach our clients efficiently in terms of cost. We maintain our commitment to being ahead in the banking automation process by creating opportunities for Brazilians to contact us via the internet and other means of access, such as:

– enlarging our mobile banking service, Bradesco Celular, allowing clients to carry out their banking operations with compatible mobile phones; and

– providing Pocket Internet Banking for palmtops and PDAs, as well as mobile phones, allowing our clients to see their checking and savings accounts, see their credit card transactions, make payments, transfer funds and also obtain institutional information.

IX

e) To obtain profitability and return for shareholders by the ongoing improvement of the efficiency ratio

We intend to improve our efficiency levels:

– by maintaining austerity as guideline of our cost control policy;

– by continuously reviewing our internal processes, allowing us to reduce resources consumed and contribute to our corporate sustainability policy;

– by consolidating the synergies enabled by our recent acquisitions;

– by continuously reducing our operational costs with technology investments, decreasing costs per transaction, always emphasizing our updated automated distribution channels, including our wireless distribution systems of phone, internet and ATMs; and

– by continuing to incorporate institutions, which by chance may be acquired as part our existing system in order to remove potential overlaps, redundancies and inefficiency, diminishing gains of scale.

f) To maintain acceptable risk levels in our operations

We approach the management of risks inherent to our activities in an integrated manner, in a process within our Internal Controls and Compliance structure, which we call the “Risk Management Process.” This process allows the continuous improvement of our risk management models and minimizes the existence of gaps which compromise its correct identification and evaluation. Thus, we identify, measure, control, monitor and mitigate in a centralized and permanent manner our credit, market, liquidity and operational risks.

The unity of our risk management process is guaranteed thanks to the Integrated Risk Management and Capital Allocation Committee, a statutory committee whose duty is to advise the Board of Directors in the approval of institutional policies, operational guidelines and establishment of risk exposure limits within the scope of the consolidated financial economic statement. Additionally, we have three Executive Committees for issues related to credit, market, liquidity and operational risks, which, among their duties, are responsible for suggesting limits of tolerance to their respective risks and preparation of mitigation plans to be submitted to the Integrated Risk Management and Capital Allocation Committee. Finally, we have an independent department exclusively dedicated to the activities of global risk management and internal controls - DGRC - that implements and follows, in a continuous and integrated manner, the guidelines and processes prepared by our high-level committees.

Our internal risk management bodies and processes ensure the maintenance of operational risks in adequate levels and the efficient allocation of capital, being similar to the best international practices, which allows us to obtain competitive advantages.

g) To expand by means of strategic alliances and selective acquisitions, when beneficial

We understand that there will be an expansion of Brazilian financial institutions due to organic growth over the next years. In addition, we believe that acquisition opportunities of other institutions may occur. Notwithstanding, we believe that certain institutions, which will be susceptible to acquisition, could present niche opportunities, such as consumer financing, credit cards and investment banking. Therefore, we continuouslyevaluatepotentialstrategicalliancesaswellasconsolidationopportunities,includingprivatization and acquisition proposals, as well as other means that offer potential opportunities for Bradesco to increase its market share or improve its efficiency. In addition to focusing on the value and quality of our assets, we take into account potential operating synergies, cross-selling opportunities, know-how acquisitions and other advantages of potential alliance or acquisition. The analysis of potential opportunities is guided by the impact these would have over our results.

X

Contents

List of Acronyms			12

1 - Bradesco – Line by Line			15

Net Income	16	Statement of Income	26
Summarized Analysis of the Statement of Income	17	Analysis of the Statement of Income	27
Highlights	19	Comparative Balance Sheet	44
Bradesco Shares	22	Equity Analysis	45

2 – Main Statement of Income Information			57

Consolidated Statement of Adjusted Income	58	Allowance for Loan Losses	72
Profitability	60	Fee and Commission Income	73
Results by Business Segment	62	Administrative and Personnel Expenses	74
Change in the Main Items of Statement of Income	62	Operating Efficiency	75
Change in Financial Margin Items	63	Coverage Ratio	76
Analysis of the Adjusted Financial Margin and Average Rates	64	Other Indicators	77

3 – Main Balance Sheet Information			79

Consolidated Balance Sheet	80	Funding	94
Total Assets by Currency and Maturities	82	Checking Account Clients	95
Securities	83	Savings Accounts	96
Loan Operations	83	Assets under Management	97

4 – Operating Companies			99

Grupo Bradesco de Seguros e Previdência	100	Banco Finasa BMC	122
- Insurance Companies (Consolidated)	100	Banco Bradesco BBI	124
- Bradesco Saúde	107	Leasing Companies	127
- Bradesco Auto/RE	110	Bradesco Consórcios (Consortium Purchase Plans)	129
- Bradesco Vida e Previdência	113	Bradesco S.A. – Corretora de Títulos e Valores Mobiliários	136
- Bradesco Capitalização	117

5 – Operational Structure			139

Corporate Organization Chart	140	Bradesco Day & Night Customer Service Channels	153
Administrative Body	142	Investments in Infrastructure, Information Technology and Telecommunications	159
Risk Ratings	143	Risk Management and Internal Controls	169
Ranking	145	Cards	191
Market Segmentation	145	International Area	197
Bradesco Corporate	145	Cash Management Solutions	201
Bradesco Empresas (Middle Market)	146	Qualified Services for Capital Markets	203
Bradesco Private	147	Business Processes	208
Bradesco Prime	147	Corporate Governance	212
Bradesco Varejo (Retail)	148	Acknowledgments	215
Banco Postal	148
Customer Service Network	151

6 – Social-environmental Responsibility			217

Bradesco Organization and the Social-Environmental Responsibility	218	Fundação Bradesco	246
Human Resources	224	Finasa Sports Program	257
Training and Development	235	Social-Cultural Events	258
		Social Report	259

7 – Independent Auditors’ Report			261

Report of Independent Auditors on the Review of Supplementary Accounting Information included in the Report on Economic and Financial Analysis and in the Social Report			262

8 – International Accounting Standards - IFRS			263

International Accounting Standards - IFRS			264

9 – Financial Statements, Independent Auditors’ Report, Summary of Audit Committee’s Report and Fiscal Council’s Report			273

Message to Shareholders	274	Index of Notes to the Financial Statements	312
Management Report	276	Management’s Notes to the Consolidated Financial
Consolidated Balance Sheet	303	Statements	313
Consolidated Statement of Income	307	Management Bodies	383
Statement of Changes in Shareholders’ Equity	308	Independent Auditors’ Report	384
Consolidated Cash Flow	309	Summary of Audit Committee’s Report	385
Consolidated Value Added Statement	310	Fiscal Council’s Report	388
Glossary of Technical Terms			389

Cross Reference Index			392

Certain figures included in this document have been subject to rounding adjustments. Accordingly, figures shown as total in certain tables may not be an arithmetic sum of the figures preceding them.

List of Acronyms
AACD	–Association of Assistance to Disabled Children	CS or CSLL	– Social Contribution or Social Contribution on Net Income
ABC	–Activity-Based Costing	CTI	– Information Technology Center
Abecs	–Brazilian Association of Credit Card Companies and Services	CVM	– Brazilian Securities and Exchange Commission
ABEL	–Brazilian Association of Leasing Companies	DARF	– Federal Revenue Collection Document
ABGR	–Brazilian Association of Risk Management	DAS	– Brazilian Unified Tax Collection System Document (Simples)
Abrasca	–Brazilian Association of Publicly-Held Companies	DCO	– Operating Control Department
Abrasco	–Brazilian Association of Graduation Courses in Public Health	DECD	– Organization of Economic Cooperation and Development
ACC	–Advances on Foreign Exchange Contracts	Decon	– Economic Control Department
Acoplan	–Association of Health and Dental Insurance Brokers of the State of São Paulo	DGRC	– Risk Management and Compliance Department
ADC	–Workers’ Sport Association	DJSI	– Dow Jones Sustainability World Index
ADR	–American Depositary Receipt	DMA	– Direct Market Access
ADS	–American Depositary Share	DNV	– Det Norske Veritas
ADVB	–Association of Sales and Marketing Managers of Brazil	DPV	– Available for Sale (Securities)
AIGOR	–Accord Implementation Group – Operational Risk Subgroup	DPVAT	– Compulsory Vehicle Insurance
AMA	–Advanced Measurement Approach	DR	– Depositary Receipt
Anahp	–Brazilian Association of Private Hospitals	DRE	– Statement of Income for the Year
Anbid	–National Association of Investment Banks	DRI	– Interpersonal Relations Development
Anfavea	–Brazilian Association of Automobile Vehicles	DRII	– Disaster Recovery Institute International
ANS	–National Agency for Supplementary Healthcare	DTVM	– Securities Dealer
APAE	–Association of Parents and Friends of People with Disabilities	DVA	– Statement of Value Added
Apimec	–Association of the Capital Markets Investment Analysts and Professionals	ECT	– Empresa Brasileira de Correios e Telégrafos
APF	–Foundations Association of São Paulo	EL	– Expected Loss
Bacen	–Brazilian Central Bank	ELC	– Entity Level Control
BBI	–Banco Bradesco de Investimento S.A.	EMBI	– Emerging Markets Bond Index
BBVA	–Banco Bilbao Vizcaya Argentaria	Embrapa	– Brazilian Company of Farming and Ranching Research
BCI	–Business Continuity Institute	ENEM	– Brazilian High School Examination
BDR	–Brazilian Depositary Receipt	ERP	– Enterprise Resource Planning
BES	–Banco Espírito Santo	EVE	– Economic Equity Value
BIS	–Bank for International Settlements	EXIM	– Export and Import – BNDES Financing Line
BIT	–Bradesco Instituto de Tecnologia	FAS	– Fundação Amazonas Sustentável
BMC	–Banco BMC S.A.	FCACP	– Financial Coalition Against Child Pornography
BM&FBovespa	–Securities, Commodities & Futures Exchange	FCAV	– Carlos Alberto Vanzolini Foundation
BNDES	–National Bank for Economic and Social Development	Febraban	– Brazilian Banks Federation
BR GAAP	–Brazilian Generally Accepted Accounting Principles	Febrace	– Brazilian Science and Engineering Fair
BRAM	–Bradesco Asset Management	Fenaprevi	– National Federation of Life and Private Pension Plans
BRIC	–Brazil, Russia, India and China (group of the world’s four main emerging countries)	FGC	– Fundo Garantidor de Crédito (Deposit Garantee Association)
BSC	–Balanced Scorecard	FGV	– Fundação Getulio Vargas
BT	–British Telecom	FGV-EAESP	– Business Administration School of Fundação Getulio Vargas
Cabec	–Private Pension Plan Fund of the Bank of the State of Ceará	FIA	– Management Institute Foundation
CAPM	–Certified Associate in Project Management	FIDC	– Receivables Securitization Funds
Capof	–Assistance and Retirement Pension Fund for the Employees of the Bank of the State of Maranhão	Fides	– Inter-American Federation of Insurance Companies
CBLC	–Brazilian Settlement and Custody Company	FIE	– Exclusive Investment Fund
CCE	–Exports Credit Certificate	Fiesp	– Federation of the Industries of the State of São Paulo
CDB	–Bank Deposit Certificate	Fimaden	– Institute of Gastrointestinal Tract Disease and Nutrition Foundation
CDC	–Consumer Sales Financing	Finabens	– Financing Line of other Assets and Services
CDI	–Interbank Deposit Certificate	Finame	– Fund for Financing the Acquisition of Industrial Machinery and Equipment
CDP	–Carbon Disclosure Project	Fiocruz	– Fundação Oswaldo Cruz
CDS	–Credit Default Swap	FIP	– Investment Fund in Interest
CEF	–Federal Savings Bank	FIPE	– Economic Research Institute Foundation
CES-CG	–Sustainability Studies Center	Fipecafi	– Accounting, Actuarial and Financial Research Institute Foundation
CFC	–Federal Accounting Council	FIRN	– Floating Rate Note
Cetip	–Clearing House for the Custody and Financial Settlement of Securities	FFS	– Insurance Company’s Financial Strength
CID	–Digital Inclusion Center	FSF	– Financial Stability Forum
CFA	–Chartered Financial Analyst	FxRN	– Fixed Rate Note
CIAB	–Information Technology Congress and Exposition of the Financial Institutions	GCN	– Business Continuity Management
CLC	–Company Level Controls	GDAD	– Performance Management and Decision Support
CMN	–National Monetary Council	GDP	– Gross Domestic Product
CNPq	–National Council of Scientific and Technological Development	Geaco	– Market Follow-Up Management
CNSP	–National Private Insurance Council	GHG	– Greenhouse Gases
Cobit	–Control Objectives for Information and Related Technology	Gife	– Foundation, Institutions and Companies Group
Cofins	–Contribution for Social Security Financing	GPR	– Global Postural Reeducation
Conanda	–National Council for the Rights of Children and Adolescents	GPS	– Social Pension Plan Voucher
Conec	–Insurance Brokers Congress	GRI	– Global Reporting Initiative
Consif	–National Confederation of the Financial System	IAS	– International Accounting Standards
Copom	–Monetary Policy Committee	IAS 39	– Financial Instruments - Recognition and Measurement
Cosif	–Chart of Accounts for National Financial System Institutions	IASB	– International Accounting Standards Board
COSO	–Committee of Sponsoring Organizations	IASC	– International Accounting Standards Committee
CPC	–Committee of Accounting Pronouncements	IBCC	– Brazilian Institute of Cancer Control
CPMF	–Provisory Contribution on Financial Transactions	IBGE	– Brazilian Institute of Geography and Statistics
CRI	–Certificate of Real Estate Receivables	Ibmec	– Brazilian Capital Markets Institute
		IBNR	– Incurred But Not Reported
		Ibovespa	– Index of Securities, Commodities & Futures Exchange
		Ibracon	– Brazilian Institute of Independent Auditors
		IBRE	– Brazilian Economy Institute
		IBRI	– Brazilian Investor Relations Institute

List of Acronyms
ICMEC	– International Centre for Missing & Exploited Children	PIS	– Social Integration Program
IDEC	– Brazilian Institute for the Defense of the Consumer	PL	– Shareholders’ Equity
IDHO	– Organizational Human Development Index	PLR	– Management and Employee Profit Sharing
IDR	– Issuer Default Ratings	PMO	– Project Management Office
IEO	– Efficiency Ratio	PMP	– Project Management Professional
IFC	– International Finance Corporation	POPR	– Portion Related to Operational Risk
IFRIC	– International Financial Reporting Interpretation Committee	PPNG	– Unearned Premiums Provision
IFRS	– International Financial Reporting Standards	PPP	– Public Private Partnership
IFRS 1	– First-Time Adoption of International Financial Reporting Standards	PPQG	– São Paulo Management Quality Award
IFT	– Quarterly Financial Information	PR	– Reference Shareholders’ Equity
IGC	– Corporate Governance index	PRD	– Disaster Recovery Plan
IGP-DI	– General Price Index – Internal Availability	PRE	– Required Reference Shareholders’ Equity
IGP-M	– General Price Index – Market	Procon	– Consumer Protection and Defense Bureau
ILL	– Tax on Net Income	PTRB	– Electronic Tax Payment
IMF	– International Monetary Fund	PUC	– Pontifícia Universidade Católica
INI	– Brazilian Institute of Investors	QIS	– Quantitative Impact Study
Inmetro	– National Institute of Metrology, Standardization and Industrial Quality	RAV	– Visual Analysis Report
INSS	– Social Security National Institute	RCF	– Optional Third-Party Liability
Iosco	– International Organization of Securities Commissions	RE	– Basic lines (of Insurance Products)
IPCA	– Extended Consumer Price Index	RENC	– Client’s Profitability
IPEG	– São Paulo’s Excellence and Management Institute	REP	– Registered Education Provider
IPO	– Initial Public Offering	ROA	– Return on Assets
IPTU	– Municipal Real Estate Tax	ROAA	– Return on Average Assets
IQNet	– International Quality Network	ROAE	– Return on Average Shareholders’ Equity
IR or IRPJ	– Income Tax or Corporate Income Tax	ROCI	– Operational Risk and Internal Control
IRRF	– Withholding Income Tax	ROE	– Return on Shareholders’ Equity
ISE	– Corporate Sustainability Index	RTT	– Tax Regime Transition
ISO	– International Standards Organization	SA 8000	– Social Accountability
ISS or ISSQN	– Tax on Services or Tax on Services of Any Nature	Sae Brasil	– Mobility Engineers Association
IT	– Information Technology	SAC	– Standards Advisory Council
ITAG	– Special Tag Along Share Index	SAP	– Systems Applications and Products
JCP	– Interest on Shareholders’ Equity	SBPC	– Brazilian Association for the Science Progress
JEC	– Special Civil Court	SBPE	– Brazilian Savings and Loan System
Latibex	– Latin American Stock Exchange Market in Euros (Spain)	Sebrae	– Brazilian Micro and Small Business Support Service
LDA	– Loss Distribution Approach	SEC	– U.S. Securities and Exchange Commission
LDCE	– Loss Data Collection Exercise	Selic	– Special Clearance and Custody System
LFT	– Treasury Financial Bills	Senad	– National Department Against Drugs
Libras	– Brazilian Sign Language	Serpro	– Brazilian Federal Data Processing Service
LIME	– Personal Loan Limit	Sesc	– Commerce Social Service
LOMA	– Life Office Management Association (North – American institution which develops courses, examinations and researches in life, health and social security insurance segments)	SESI	– National Industry Social Service
LTN	– National Treasury Bills	SIC	– Standing Interpretations Committee
MBA	– Master of Business Administration	Sincor-SP	– Insurance Brokers Union of São Paulo
M&E	– Management and Excellence	Sisbacen	– Brazilian Central Bank Information System
MP	– Provisional Measure	S&P	– Standard & Poor’s Ratings Services
MTN	– Medium Term Notes	SFH	– National Housing System
MUAM	– Mitsubishi UFJ Asset Management	SGQB	– Bradesco Quality Management System
MUFG	– Mitsubishi UFJ Financial Group	Sipat	– Internal Week of Labor Accident Prevention
NBR	– Registered Brazilian Rule	SmartSeg	– Supervised Remote Service in Traffic
NCE	– Exports Credit Note	SME	– Small and Medium-Sized Enterprises
NCIIA	– National Collegiate Inventors and Innovators Alliance/ The Lemelson Foundation	SND	– National System of Debentures
NCMEC	– International Center for Missing & Exploited Children	SPE	– Specific Purpose Entities
NGO	– Non-Governmental Organization	SPG	– Health for Small Groups
NPL	– Non-Performing Loans	SRI	– Socially Responsible Investments
NTN	– National Treasury Notes	Susep	– Insurance Superintendence
NYSE	– New York Stock Exchange	TAC	– Loan Opening Rate
OCT	– Credit Order by Teleprocessing	TIC	– Communication and Information Technology
OHSAS	– Occupational Health and Safety Assessment Series	TISS	– Supplementary Health Information Exchange
OIT	– International Labor Organization	TJLP	– Federal Government Long-Term Interest Rate
ORX	– Operational Riskdata eXchange Association	TLA	– Advanced Settlement Rate
PAA	– Advanced Service Branch	TLM	– Unrestricted Securities
PAB	– Banking Service Branch	TR	– Reference Interest Rate
PAC	– Crisis Management Plan	TVaR	– Tail Value at Risk
PAE	– Electronic Service Branch in Companies	UFIR	– Reference Fiscal Unit
PCAM	– Portion related to the Risk Exports in Gold, Foreign Currency and Operations subject to Foreign Exchange Variation	UL	– Unexpected Loss
PCAOB	– Public Company Accounting Oversight Board	UN	– United Nations
PCN	– Business Continuity Plan	Unesco	– United Nations Educational, Scientific and Cultural Organization
PCO	– Operational Continuity Plan	Unipalmares	– Universidade da Cidadania Zumbi dos Palmares
PCP	– Supplementary Premium Provision	UniverSeg	– Universo do Conhecimento do Seguro (Insurance Knowledge Universe)
PDA	– Personal Digital Assistants	US GAAP	– United States Generally Accepted Accounting Principles
PDD	– Allowance for Loan Losses	USP	– Universidade de São Paulo
PEPR	– Capital Allocation Portion for Credit Risk	VaR	– Value at Risk
PGBL	– Unrestricted Benefits Generating Plan	VGBL	– Long-term Life Insurance
		WebTA	– Web File Transmission
		WWF	– World Wild Life Fund

1 Bradesco – Line by Line

Net Income

The reported net income was impacted by some extraordinary events. Thus, in order to better analyze and compare between the periods, we present below the Reported Net Income Statement, without considering such events (Adjusted Net Income).

	In millions of R$

	Years		2008

	2007	2008	3rd Qtr.	4th Qtr.

Reported Net Income	8,010	7,620	1,910	1,605
(-) Divestment/Mark-to-Market - Visa Inc. (1)	–	(806)	–	(454)
(+) Additional PDD (2)	–	597	–	597
(+) Effects of Law 11,638/07 (3)	–	88	–	88
(+) Full goodwill amortization	953	53	–	–
(-) Total sale of investment in Arcelor	(354)	–	–	–
(-) Partial sale of investment in Serasa	(599)	–	–	–
(-) Partial sale of Bovespa securities	(253)	–	–	–
(-) Partial sale of BM&F securities	(227)	–	–	–
(-) Total sale of investment in Indiana Seguros	(64)	–	–	–
(+) Supplementary labor provision	232	–	–	–
(-) Activated tax credit of previous periods	(718)	–	–	–
(+) Civil provision economic plans (4)	274	124	–	68
(+/-) Other	(87)	(28)	–	7
(+/-) Fiscal effects	43	(23)	–	(105)
Non-recurring events of the period	(800)	5	–	201
Adjusted Net Income	7,210	7,625	1,910	1,806

(1) Partial sale in 1Q08 of R$352 million and mark-to-market in 4Q08 of R$454 million from Visa Inc.;
(2) Out of R$597 million, R$429 million are recorded as “excess PDD” and R$168 million are recorded as“general PDD”, due to rating review of some corporate companies; and
(3) It refers basically to the financial lease adjustment (lessee); and
(4) In 2008, represented by civil provisions – economic plans above the average of recordings of previous quarters.

Returns on Shareholders' Equity - Adjusted Net Income - %

	Years		2008

	2007	2008	3rd Qtr.	4th Qtr.

ROE	23.8	22.3	24.3	22.8
ROAE	26.3	23.2	24.5	23.1

ROE (without adjustment to market value reserve – Securities and Derivatives)	25.0	21.8	24.4	22.4
ROAE (without adjustment to market value reserve – Securities and Derivatives)	28.3	23.8	25.1	22.8

ROE (straight-line calculation)	23.8	22.3	22.4	21.1
ROAE (straight-line calculation)	26.3	23.2	22.5	21.3

ROA	2.1	1.7	1.8	1.6
ROAA	2.4	1.9	1.9	1.7

Reported Net Income x Net Income Adjusted by Non-Recurring Events and Goodwill Amortization - in millions of R$

Summarized Analysis of the Statement of Income

For better understanding, comparability and analysis of Bradesco’s results, we are disclosing the Statement of Adjusted Income that is obtained from a series of adjustments made on the Reported Statement of Income . We point out that the Statement of Adjusted Income will be the basis used for analyses and comments of this Report on Economic and Financial Analysis . Below, we show tables with the Reported Statement of Income, the respective adjustments and the Statement of Adjusted Income .

2007 x 2008 - in millions of R$

	2007				2008				Variations

	Reported Statement of Income	Adjustments		Adjusted Statement of Income	Reported Statement of Income	Adjustments		Adjusted Statement of Income	Amount	%

		Fiscal Hedge (1)	Other			Fiscal Hedge (1)	Other

Financial Margin (a)	23,530	(876)	(354) (2)	22,300	23,657	2,446	(454) (8)	25,649	3,349	15.0
PDD (b)	(5,498)	–	–	(5,498)	(7,884)	–	597 (9)	(7,287)	(1,789)	32.5
Intermediation Gross Income	18,032	(876)	(354)	16,802	15,773	2,446	143	18,362	1,560	9.3
Income from Insurance, Private Pension Plans and Certificated
Savings Plans Operations (c)	711	–	–	711	2,254	–	–	2,254	1,543	217.0
Fee and Commission Income (d)	10,806	–	–	10,806	11,215	–	–	11,215	409	3.8
Personnel Expenses (e)	(6,570)	–	–	(6,570)	(7,167)	–	–	(7,167)	(597)	9.1
Supplementary Labor Provision	(232)	–	232 (3)	–	–	–	–	–	–	–
Other Administrative Expenses (e)	(6,912)	–	–	(6,912)	(8,145)	–	(40)(10)	(8,185)	(1,273)	18.4
Tax Expenses (e)	(2,499)	110	–	(2,389)	(1,950)	(257)	–	(2,207)	182	(7.6)
Other Operating Income/Expenses and Equity in Earnings (Losses)
of Unconsolidated Companies (f)	(3,042)	–	223 (4)	(2,819)	(4,194)	–	312 (11)	(3,882)	(1,063)	37.7
Full Goodwill Amortization	(953)	–	953 (5)	–	–	–	–	–	–	–
Operating Income	9,341	(766)	1,054	9,629	7,786	2,189	415	10,390	761	7.9
Non-Operating Income	1,203	–	(1,179) (6)	24	384	–	(387)(12)	(3)	(27)	(112.5)
IR/CS and Minority Interest	(2,534)	766	(675) (7)	(2,443)	(550)	(2,189)	(23)(13)	(2,762)	(319)	13.1
Net Income	8,010	–	(800)	7,210	7,620	–	5	7,625	415	5.8

(1) Partial result of derivatives used for hedge effect of investments abroad, which in terms of net income, simply annuls the fiscal and tax effect (IR/CS and PIS/Cofins) of this hedge strategy;	(7) Tax effect of adjustments in the amount of R$(43) million and activation of tax credits from previous periods in the amount of R$718 million;
(2) Positive result verified in the sale our interest in Arcelor;	(8) Effect of mark-to-market of Visa Inc. shares;
(3) Supplementary provision for labor claims as a result of calculation methodology improvements in 2007;	(9) It refers to the rating review for the corporate segment in the amount of R$168 million and increase in excess PDD in the amount of R$429 million;
(4) Mainly due to the record of civil provision – economic plans in the amount of R$(274) million and tax credit (PIS) recovery, in the amount of R$51 million;	(10) Effect of Law 11,638/07; (finance lease adjustment)
(5) Full goodwill amortization in subsidiaries;	(11) Basically, due to effects of law 11,638/07 (finance lease adjustment) in the amount of R$128 million, recording of civil provision – economic plans in the amount of R$124 million, and full goodwill amortization in subsidiaries in the amount of R$53 million;
(6) Mainly due to positive result assessed in the sale of part of our interest in Serasa in the amount of R$599 million, in Bovespa in the amount of R$253 million, in BM&F in the amount of R$227 million and in Indiana Seguros in the amount of R$64 million;	(12) Basically, profit derived from partial divestment of Visa Inc. shares; and
(13) Adjustments tax effects.

Bradesco’s net income reached R$7,625 million in, accounting for an 5.8% y-o-y increase . Bradesco’s shareholders’ equity amounted to R$34,257 million on December 31, 2008, equivalent to a 12.8% increase compared to the balance on December 31, 2007. Consequently, the annualized ROAE(*) reached 23.8%. Total consolidated assets reached R$454,413 million on December 31, 2008 for 33.2% growth in relation to the balance of same date of the previous year. ROAA, in 2008, was 1,9%. Earnings per share reached R$2.48.

The main items influencing net income in 2008, compared to 2007, can be seen below:

(a) Financial Margin – R$3,349 million

The year’s growth is primarily due to: (i) higher income from interest -earning operations, in the amount of R$3,787 million, R$6,036 million of which from the increase in the average business volume, and R$2,249 million from the decrease in spreads; basically offset by: (ii) to the reduction in the “non-interest” income, in the amount of R$438 million, of which R$776 million from lower treasury/securities gains, of which R$326 million from the negative mark-to-market variation of CDS related to Brazilian government securities issued abroad, caused by world financial markets volatility in 2H08, mitigated by higher credit recovery in the amount of R$360 million.

(b) Allowance for Loan Losses – R$(1,789) million

The variation in the year is mostly due to a 33.4% increase in the volume of loan operations in 2008. We would like to point out individual client operations, up 24.7%, mainly of the “consumer financing” type, which, in view of its specific characteristic, requires a higher provisioning volume .

(c) Income from Insurance, Private Pension Plans and Certificated Savings Plans Operations – R$1,543 million

The variation in the year is basically due to: (i) insurance operations, R$957 million, R$855 million of which mainly arises from the additional provision for health insurance recorded in 2007; and (ii) supplementary private pension plan, R$540 million, as a result of the increase in business volume .

(d) Fee and Commission Income – R$409 million

The increase in the year is mainly due to a higher volume of operations, pointing out increases in the items “Card Income,” R$585 million, “Asset Management,” R$131 million, “Collection,” R$114 million, “Custody and Brokerage Services,” R$88 million; and “Consortium”, R$82 million; mitigated by a reduction verified in the items “Checking Account” R$92 million and “Loan Operations”, R$350 million, due to the impact caused by fees adjustment and by TAC no longer charged to individuals occurred in 2008.

(e) Personnel, Administrative and Tax Expenses – R$(1,688) million

Out of that amount, the R$597 million of personnel expenses is mainly due to: (i) the expansion of the customer service network (from 29,982 in 2007 to 38,183 in 2008 which includes 3,359 branches) and the subsequent hiring of employees (from 82,773 in 2007 to 86,622 in 2008), as well as the increase in salary levels resulting from the collective bargaining agreements of 2007 (6%), in addition to benefits and others in the amount of R$439 million and the collective bargaining agreement of 2008 (8.15% to 10%) of R$158 million (R$42 millioin related to the restatement of labor liabilities and R$116 million increase of payroll); (ii) higher expenses with provisions for labor claims in the amount of R$20 million; (iii) higher expenses with training in the amount of R$16 million; mitigated by: lower expenses related to PLR of R$45 million.

The variation of R$1,273 million in other administrative expenses in the year basically refers to: (i) organic growth; (ii) the effects of increased volume of business; (iii) investments in the improvement and optimization of the technological platform (IT Improvements Project); and (iv) contractual adjustments .

The R$(182) million of the decrease in tax expenses derives basically from (i) the reduction in expenses with CPMF, in the amount of R$252 million, since it is no longer collected in 2008; mitigated by: (ii) the increase in PIS/Cofins expenses in the amount of R$69 million, due to the increase in taxable income .

(f) Other Operating Income/Expenses – R$(1,063) million

The increase in the year is mainly due to: (i) the increase of sundry losses, R$235 million; (ii) higher expenses related to operating provisions, R$259 million; (iii) the increase in expenses from the amortization of prepaid expenses arising from operational agreements, R$170 million; (iv) the increase in financing commission expenses, R$122 million; and (v) the increase in expenses with search and seizure, R$81 million .

(*) It does not consider the mark-to-market effects of available -for-sale securities.

3Q08 x 4Q08 - in millions of R$

	3Q08			4Q08				Variations

	Reported Statement of Income	Adjustments	Adjusted Statement of Income	Reported Statement of Income	Adjustments		Adjusted Statement of Income	Amount	%

		Fiscal Hedge (1)			Fiscal Hedge (1)	Other

Financial Margin (a)	5,152	1,182	6,334	5,375	1,751	(454) (2)	6,672	338	5.3
PDD (b)	(1,824)	–	(1,824)	(2,559)	–	597 (3)	(1,962)	(138)	7.6
Intermediation Gross Income	3,328	1,182	4,510	2,816	1,751	143	4,710	200	4.4
Income from Insurance, Private Pension Plans and Certificated Savings Plans
Operations (c)	629	–	629	543	–	–	543	(86)	(13.7)
Fee and Commission Income (d)	2,819	–	2,819	2,818	–	–	2,818	(1)	–
Personnel Expenses (e)	(1,825)	–	(1,825)	(1,890)	–	–	(1,890)	(65)	3.6
Other Administrative Expenses (e)	(2,111)	–	(2,111)	(2,250)	–	(40) (4)	(2,290)	(179)	8.5
Tax Expenses (e)	(408)	(128)	(536)	(306)	(190)	–	(496)	40	(7.5)
Other Operating Income/Expenses and Equity in Earnings (Losses) of
Unconsolidated Companies (f)	(878)	–	(878)	(1,159)	–	203(5)	(956)	(78)	8.9
Operating Income	1,554	1,054	2,608	572	1,561	306	2,439	(169)	(6.5)
Non-Operating Income	8	–	8	(6)	–	–	(6)	(14)	–
IR/CS and Minority Interest	348	(1,054)	(706)	1,039	(1,561)	(105) (6)	(627)	79	(11.2)
Net Income	1,910	–	1,910	1,605	–	201	1,806	(104)	(5.4)

(1) Partial result of derivatives used for hedge effect of investments abroad, which, in terms of net income, simply annuls the fiscal and tax effect (IR/CS and PIS/Cofins) of this hedge strategy.
(2) Effect of the mark-to-market of Visa Inc. shares;
(3) It refers to the review of risks in corporate segment in the amount of R$168 million and increase of excess PDD in the amount of R$429 million;
(4) Effect of Law 11,638/07; (finance lease adjustment)
(5) Basically, effect of adopting Law 11,638/07 (finance lease adjustment) in the amount of R$128 million, recording of civil provision above the average of last quarters - economic plans in the amount of R$68 million; and
(6) Adjustments tax effects.

In 4Q08, Bradesco’s net income reached R$1,806 million, against R$1,910 million in 3Q08, a 5.4% decrease in the quarter. Bradesco’s shareholders’ equity amounted to R$34,257 million on December 31, 2008, a 0.3% increase in relation to September 30, 2008. Total consolidated assets reached R$454,413 million on December 31, 2008, growing 7.5% in 4Q08.

The main items influencing net income in 4Q08 compared to the previous quarter can be seen below:

(a) Financial Margin – R$338 million

This variation is mainly due to: (i) an increase in income from interest -earning operations in the amount of R$275 million, R$682 million of which correspond to increase in the average volume of business and R$407 million to decrease in spreads – due to change in portfolio mix (higher growth of corporate segment) and; (ii) an increase of “non-interest” income in the amount of R$63 million, related to higher securities/treasury gains, even considering R$(126) million from the negative mark-to-market variation of CDS related to Brazilian government securities issued abroad (R$(276) million in 4Q08 and R$(150) million in 3Q08), caused by world financial market volatility.

(b) Allowance for Loan Losses – R$(138) million

The expense variation is due to the growth of total delinquency index (over 90 days), which recorded an increase of 0.1 percentage point in view of the downturn in the macroeconomic scenario.

(c) Income from Insurance, Private Pension Plans and Certificated Savings Plans – R$(86) million

The variation is mainly due to: (i) R$258 million insurance operations, out of which R$100 million are mainly due to the IBNR tail expansion from 5 to 7 years (life line) and R$ 40 million to the losses caused by floods that stroke the state of Santa Catarina, as well as claim increase in the Health line, reflecting the impact of the U.S. Dollar valuation in laboratory/medical costs; mitigated by: (ii) supplementary private pension plan, R$181 million due to the seasonal increase in business volume in 4Q08 (Christmas bonus) .

(d) Fee and Commission Income – R$(1) million

The variation in the quarter is basically due to: (i) the lower revenue from loan operation fees in the amount of R$34 million, due to the lower volume of operations, mainly from vehicle financing; (ii) the lower revenue from asset management, R$21 million, resulting from the reallocation of funds to more conservative investments, such as savings accounts and CDB; and (iii) lower revenues from underwriting operations, R$26 million; offset by: (iv) the higher volume of card transactions, R$86 million.

(e) Personnel, Administrative and Tax Expenses – R$(204) million

Out of that amount, R$65 million are related to the variation in personnel expenses and was a result, basically, of the increase in salary levels (8.15% to 10%) in the amount of R$34 million, and R$96 million were recorded in 4Q08 and R$62 million in 3Q08; and the R$31 million due to expansion of the customer service network and the growth in business volume, with increase in the number of employees.

The R$179 million increase in other administrative expenses is mainly due to higher expenses with: (i) “Third-Party Services”, R$51 million; (ii) “Advertisement and Publicity”, R$61 million; (iii) “Communication”, R$19 million; (iv) “Rentals”, R$14 million; (v) “Maintenance and Repairs, R$12 million and (vi) “Asset Leasing” R$13 million.

The R$40 million variation of tax expenses is chiefly due to the lower PIS/Cofins expenses in the amount of R$41 million, due to the reduction in the calculation basis for taxable income in 4Q08.

(f) Other Operating Income and Expenses – R$(78) million

The variation in the quarter is basically due to the fiscal provision reversal in the amount of R$186 million in 3Q08, mitigated by higher interest income in 4Q08.

Highlights

Income

	In millions of R$

	Years		Variation	2008		Variation

	2007	2008	%	3rd Qtr.	4th Qtr.	%

Adjusted Financial Margin	22,300	25,649	15.0	6,334	6,672	5.3
Allowance for Loan Losses Expenses	5,498	7,287	32.5	1,824	1,962	7.6
Fee and Commission Income	10,806	11,215	3.8	2,819	2,818	–
Insurance, Private Pension Plans and Certificated Savings
Plans Retained Premiums	20,857	22,824	9.4	5,737	6,135	6.9
Personnel Expenses	6,570	7,167	9.1	1,825	1,890	3.6
Other Administrative Expenses	6,912	8,185	18.4	2,111	2,290	8.5
Operating Income	9,629	10,390	7.9	2,608	2,439	(6.5)
Adjusted Net Income	7,210	7,625	5.8	1,910	1,806	(5.4)

Balance Sheet

	In millions of R$

	December		Variation	2008		Variation

	2007	2008	%	September	December	%

Total Assets	341,143	454,413	33.2	422,662	454,413	7.5
Securities and Derivative Financial Instruments	114,452	131,598	15.0	132,372	131,598	(0.6)
Loan Operations (Expanded Concept)	161,407	215,345	33.4	197,250	215,345	9.2
• Loan and Leasing Operations (*)	131,307	173,423	32.1	160,634	173,423	8.0
• Sureties and Guarantees (accounted for in Memorandum
Accounts)	24,296	33,879	39.4	29,640	33,879	14.3
• Credit Cards (lump sum payment and installment purchase
plan from storeowners)	5,804	7,548	30.0	6,468	7,548	16.7
• Loan Assignment (accounted for in Memorandum Accounts)	–	495	–	508	495	(2.6)
Permanent Assets (**)	4,922	7,611	54.6	6,501	7,611	17.1
Deposits	98,323	164,493	67.3	139,170	164,493	18.2
Borrowing and Onlending	23,410	31,947	36.5	31,979	31,947	(0.1)
Technical Provisions	58,526	64,587	10.4	62,888	64,587	2.7
Shareholders’ Equity	30,357	34,257	12.8	34,168	34,257	0.3

(*) Includes ACC and Other Credits.
(**) In December 08, it includes the adjustment to Law 11,638/07 – financial lease (lessee).

Change in Number of Outstanding Shares

	Common shares	Preferred shares	Total

Number of Outstanding Shares on December 31, 2007	1,009,337,030	1,009,336,926	2,018,673,956
Shares Acquired and not Cancelled	(129,021)	(34,600)	(163,621)
Shares Subscription	13,953,489	13,953,488	27,906,977
50% Stock Bonus	511,644,460	511,644,407	1,023,288,867
Number of Outstanding Shares on December 31, 2008	1,534,805,958	1,534,900,221	3,069,706,179

Share Performance (*)

	R$

	Years		Variation	2008		Variation

	2007	2008	%	3rd Qtr.	4th Qtr.	%

Net Income per Share	2.38	2.48	4.2	0.62	0.59	(4.8)
Dividends/Interest on Shareholders’ Equity per Common Share (net of IR)	0.815	0.865	6.1	0.167	0.169	1.2
Dividends/Interest on Shareholders’ Equity per Preferred Share (net of IR)	0.897	0.951	6.0	0.184	0.186	1.1
Book Value per Share (Common and Preferred)	10.02	11.16	11.4	11.13	11.16	0.3
Last Business Day Price – Common	34.33	19.99	(41.8)	26.90	19.99	(25.7)
Last Business Day Price – Preferred	37.97	22.59	(40.5)	30.94	22.59	(27.0)
Market Value (in millions of R$) (**)	109,463	65,354	(40.3)	88,777	65,354	(26.4)

(*) For comparison purposes, in 2008 there was a 50% stock bonus, which was applied for 2007.
(**) Number of shares (disregarding treasury shares) x closing price of common and preferred shares of the last day of the period.

Cash Generation (*)

	In millions of R$

	2007			2008

	3rd Qtr.	4th Qtr.	Year	3rd Qtr.	4th Qtr.	Year

Income before Income Tax and Social Contribution	2,459	2,502	9,653	2,616	2,433	10,387
Equity in Earnings (Losses) of Unconsolidated Companies	(16)	(10)	(42)	(23)	(47)	(136)
Allowance for Loan Losses	1,438	1,556	5,498	1,824	1,962	7,287
Recording (Reversal) of Provision	–	1	2	(3)	(10)	(8)
Expenses related to Civil, Labor and Tax Provisions	363	345	1,995	243	210	1,802
Expenses related to Restatement and Interest from
Technical Provision for Insurance, Private Pension Plan
and Certificated Savings Plans	1,188	1,288	4,617	346	926	4,008
Depreciation and Amortization	190	254	797	279	276	1,090
Gain/Loss on Divestments	(3)	(27)	(45)	(29)	(151)	(243)
Gain/Loss on Sale of Fixed Assets	(5)	(11)	(25)	–	30	25
Gain/Loss on Sale of Foreclosed Assets	12	21	51	44	115	204
Goodwill Amortization	–	–	–	8	25	33
Other	18	11	63	67	102	280
Cash Generation	5,644	5,930	22,564	5,372	5,871	24,729

(*) Considers the adjusted net income.

Value Added with Hedge Adjustment and without Extraordinary Events

	In millions of R$

	2007			2008

	3rd Qtr.	4th Qtr.	Year	3rd Qtr.	4th Qtr.	Year

Value Added (A+B+C)	4,696	4,940	18,601	4,967	4,802	19,727
A – Gross Income from Financial Intermediation	4,142	4,441	16,802	4,510	4,710	18,362
B – Fee and Commission Income	2,742	2,896	10,806	2,819	2,818	11,215
C – Other Income/Expenses	(2,188)	(2,397)	(9,007)	(2,362)	(2,726)	(9,850)

Distribution of Value Added (D+E+F+G)	4,696	4,940	18,601	4,967	4,802	19,727
D – Employees	1,426	1,594	5,741	1,583	1,636	6,232
E – Government Contribution	1,420	1,492	5,650	1,474	1,360	5,870
F – Interest on Shareholders’ Equity/Dividends to
Shareholders (paid and provisioned)	743	683	2,823	613	621	2,693
G – Profit Reinvestment	1,107	1,171	4,387	1,297	1,185	4,932

Distribution of Value Added – %	100.0	100.0	100.0	100.0	100.0	100.0
Employees	30.4	32.3	30.9	31.9	34.1	31.5
Government Contribution	30.2	30.2	30.4	29.7	28.3	29.8
Interest on Shareholders’ Equity/Dividends to
Shareholders (paid and provisioned)	15.8	13.8	15.2	12.3	12.9	13.7
Profit Reinvestments	23.6	23.7	23.5	26.1	24.7	25.0

Calculation of Fixed Assets to Shareholders' Equity Ratio (1)

	In millions of R$

	2007		2008

	September	December	September	December

Shareholders’ Equity + Minority Shareholders	29,390	30,513	34,795	34,578
Subordinated Debts	10,028	11,750	11,041	11,893
Tax Credits	(79)	(81)	(102)	(143)
Exchange Membership Certificates	(69)	(35)	(51)	(254)
Additional Provision for the Minimum Required – Bacen Resolution 3,674	–	–	–	1,621
Other Adjustments	(1,171)	(733)	(1,019)	(686)
Reference Shareholders’ Equity (A) (*)	38,099	41,414	44,665	47,009
Permanent Assets	12,193	14,963	31,923	36,259
Leased Assets	(8,561)	(11,203)	(26,913)	(29,991)
Unrealized Leasing Losses	(106)	(102)	(99)	(93)
Intangible Assets (*)	–	–	–	(976)
Other Adjustments	2,083	2,329	2,959	1,170
Total Premises and Equipment (B) (**)	5,609	5,987	7,870	6,369
Fixed Assets to Shareholders’ Equity Ratio (B/A) - %	14.7	14.5	17.6	13.5
Margin	13,441	14,720	14,463	17,135

(1) Calculated based on the economic-financial consolidated.
(*) Acquisition of rights for banking services provision until June 30, 2009 pursuant to Bacen Resolution 3,642.
(**) For the calculation of Fixed Assets to Shareholders’ Equity Ratio, the Exchange Membership Certificates are excluded from the Reference Shareholders’ Equity and Fixed Assets, as per Bacen Resolution 2,283.

Performance Ratios (annualized) - %

	2007			2008

	3rd Qtr.	4th Qtr.	Year	3rd Qtr.	4th Qtr.	Year

Return on Shareholders’ Equity (total)	27.8	26.8	23.8	24.3	22.8	22.3
Return on Average Shareholders’ Equity	29.3	27.5	26.3	24.5	23.1	23.2
Return on Shareholders’ Equity (total) without adjustment to
market value reserve – Securities and Derivatives	29.9	28.3	25.0	24.4	22.4	21.8
Return on Average Shareholders’ Equity without adjustment to
market value reserve – Securities and Derivatives	31.4	29.4	28.3	25.1	22.8	23.8
Return on Shareholders’ Equity (total) - straight-line calculation	25.3	24.4	23.8	22.4	21.1	22.3
Return on Average Shareholders’ Equity - straight-line calculation	26.5	25.1	26.3	22.5	21.3	23.2
Return on Total Assets (total)	2.4	2.2	2.1	1.8	1.6	1.7
Return on Average Total Assets	2.5	2.3	2.4	1.9	1.7	1.9
Shareholders’ Equity on Total Assets	9.2	8.9	8.9	8.1	7.5	7.5
Capital Adequacy Ratio (Basel) – Financial Consolidated (*)	16.3	15.6	15.6	16.2	16.9	16.9
Capital Adequacy Ratio (Basel) – Total Consolidated (*)	14.2	14.0	14.0	15.6	16.1	16.1
Fixed Assets to Shareholders’ Equity Ratio – Financial Consolidated	48.9	45.8	45.8	47.4	48.0	48.0
Fixed Assets to Shareholders’ Equity Ratio – Economic-Financial
Consolidated	14.7	14.5	14.5	17.6	13.5	13.5
Combined Ratio - Insurance	92.3	92.8	95.0	84.4	89.7	85.8
Efficiency Ratio (in the previous 12 months)	41.8	41.8	41.8	41.6	42.0	42.0
Coverage Ratio – (Fee and Commission Income/Administrative
and Personnel Expenses) (in the previous 12 months)	80.6	80.2	80.2	75.5	73.1	73.1

(*) in 2008, it refers to Basel II.

Consolidated Market Share - %

	2007		2008

	September	December	September	December

Banks – Source: Bacen
Time Deposit	8.3	9.4	11.9	N/A
Savings Deposit	13.9	14.0	13.8	N/A
Demand Deposit	17.4	16.4	18.7	N/A
Loan Operations	12.6	13.1	13.0	13.2
Online Collection (Balance)	29.4	33.2	30.1	N/A
Number of Branches	16.8	17.3	17.4	17.7
Banks – Source: Internal Revenue Service /Serpro
DARF	18.7	18.9	19.7	20.0 (*)
DAS	N/I	16.8	16.3	16.6 (*)
Banks – Source: INSS/Dataprev
GPS	13.8	13.9	14.0	14.2 (*)
Benefit Payment to Retirees and Pensioners	19.7	19.6	19.6	19.6 (*)
Banks – Source: Anbid
Investment Funds + Portfolios	14.1	14.1	14.9	15.2
Insurance, Private Pension Plans and Certificated Savings Plans – Source: Susep and ANS
Insurance, Private Pension Plans and Certificated Savings Plans Premiums	25.2	25.5	24.0	23.8 (*)
Insurance Premiums (including VGBL)	25.4	25.8	23.7	24.0 (*)
Life Insurance and Personal Accidents Premiums	15.7	15.8	16.6	16.7 (*)
Auto/RE Insurance Premiums	12.5	12.0	10.7	10.6 (*)
Health Insurance Premiums	42.3	42.4	43.2	45.9 (*)
Revenues from Private Pension Plans Contributions (excluding VGBL)	28.8	27.9	28.3	27.9 (*)
Revenues from Certificated Savings Plans	20.3	19.9	19.2	18.9 (*)
Technical Provisions for Insurance, Private Pension Plans and Certificated Savings Plans	36.0	36.4	34.6	34.3 (*)
Insurance and Private Pension Plans – Source: Fenaprevi
Income on VGBL Premiums	41.6	41.9	37.6	36.8 (*)
Revenues from PGBL Contributions	27.3	26.1	24.9	24.5 (*)
Private Pension Plans Investment Portfolios (including VGBL)	41.1	41.0	38.8	38.4 (*)
Credit and Debit Card – Source: Abecs
Credit Card Revenue	18.2	18.1	18.1	17.9 (*)
Debit Card Revenue	19.8	19.8	18.8	18.9 (*)
Leasing – Source: ABEL
Lending Operations	12.2	12.9	17.8	18.3 (*)
Banco Finasa BMC – Source: Bacen
Finabens (Portfolio)	16.6	14.8	10.5	10.6 (*)
Auto (Portfolio) – Including Banco Bradesco	25.8	26.0	25.6	23.2
Consortium – Source: Bacen
Real Estate	26.5	27.1	27.7	27.1 (*)
Auto	20.9	21.1	23.3	23.4 (*)
Trucks, Tractors and Agricultural Implements	6.9	6.8	11.7	13.4 (*)
International Area – Source: Bacen
Export Market	20.4	20.4	22.0	22.2
Import Market	15.8	16.1	16.2	16.0

(*) Reference date: November 2008 (in relation to health insurance, the ANS indexes were estimated).	N/A – Not Available
I – Inapplicable

Other Information

	December		Variation	2008		Variation

	2007	2008	%	September	December	%

Funding and Assets Managed – in millions of R$	482,971	597,177	23.6	570,116	597,177	4.7
Number of Organization Employees	82,773	86,622	4.7	85,577	86,622	1.2
Number of Fundação Bradesco Employees	2,668	2,665	(0.1)	2,725	2,665	(2.2)
Number of Fimaden Employees	863	885	2.5	872	885	1.5
Number of ADC Employees	16	25	56.3	25	25	–
Number of Outsourced Employees	7,606	8,341	9.7	8,168	8,341	2.1
Number of Interns	973	921	(5.3)	977	921	(5.7)
Number of Minor Apprentices	969	1,378	42.2	1,149	1,378	19.9
Number of Branches	3,160	3,359	6.3	3,235	3,359	3.8
Number of Savings Accounts – in thousands	34,623	35,796	3.4	33,763	35,796	6.0
Number of Credit, Private Label and Debit Cards – in thousands	70,469	81,691	15.9	80,207	81,691	1.9

Bradesco Shares

Number of Shares (in thousands) - Common and Preferred Shares (*)

	December

	2004	2005	2006	2007	2008

Common Shares	1,430,107	1,468,350	1,500,214	1,514,006	1,534,806
Preferred Shares	1,416,491	1,469,817	1,502,435	1,514,006	1,534,900
Subtotal – Outstanding	2,846,598	2,938,167	3,002,649	3,028,012	3,069,706
Treasury Shares	–	696	1,137	3,368	164
Total	2,846,598	2,938,863	3,003,786	3,031,380	3,069,870

(*) For comparison purposes, in 2008, there was a 50% stock bonus which was applied for previous years. Likewise, 100% stock bonus occurred in 2005 and 2007.

On December 31, 2008, Banco Bradesco’s capital stock was R$23 billion, composed of 3,069,869,800 shares, of which 1,534,934,979 are common shares and 1,534,934,821 are preferred shares, all non-par and book-entry shares. The largest shareholder is the holding company Cidade de Deus Participações, which directly holds 49% of our voting capital and 24.51% of our total capital. Cidade de Deus Participações is controlled by the Aguiar Family, Fundação Bradesco and another holding company, Nova Cidade de Deus Participações. Nova Cidade de Deus Participações is owned by Fundação Bradesco and Elo Participações e Investimento, which has as shareholders the majority of members of Bradesco’s Board of Directors and Statutory Executive Board (see page 140).

Number of Shareholders - Domiciled in Brazil and Abroad

	2007			2008

			Capital			Capital
	December	%	Interest	December	%	Interest

Individuals	1,248,310	91.3	26.7	1,269,542	91.4	26.9
Corporations	115,710	8.4	44.6	116,111	8.3	45.8
Subtotal of Domiciled in Brazil	1,364,020	99.7	71.3	1,385,653	99.7	72.7
Domiciled Abroad	3,699	0.3	28.7	3,832	0.3	27.3
Total	1,367,719	100	100	1,389,485	100	100

With regard to Bradesco’s shareholders on December 31, 2008, 1,385,653 shareholders were domiciled in Brazil, accounting for 99.72% of the total shareholders’ base and holding 72.68% of Bradesco shares. The number of shareholders domiciled abroad was 3,832, representing 0.28% of total shareholders’ base and holding 27.32% of Bradesco shares.

Market Value - in millions of R$

Obs.: the market value considers the closing quotation of the common and preferred shares multiplied by the respective number of shares (excluding treasury shares).

Market Value/Shareholders' Equity

Market Value/Shareholders’ Equity: indicates the number of times Bradesco’s market value is higher than its accounting shareholders’ equity.
Formula used: number of common and preferred shares multiplied by the closing price of common and preferred shares of the last business day of the period. The amount is divided by the accounting shareholders’ equity of the period.

Dividend Yield - % (in the previous 12 months)

Dividend yield: it is the relation between dividends and/or JCP distributed to shareholders in the last 12 months and the share price, indicating the investment result by the profit sharing. Formula used: amount received by shareholders as dividends and/or JCP (gross of income tax), in the last 12 months, divided by the preferred share closing quotation of the last day of the period.

Payout Index - % (in the previous 12 months)

Payout index: it indicates the percentage of the net income paid as dividends/JCP.
Formula used: amount received by shareholders as dividends and/or JCP (net of income tax) divided by the adjusted net income by non-recurring events (discounted the legal reserve).

Financial Volume - Bradesco PN x Ibovespa

Source: Economática

Adjusted Net Earnings per Share - R$ (in the previous 12 months) (*)

(*) For comparison purposes, the amounts were adjusted according to stock bonus and splits in the period.

Appreciation Index - Bradesco PN (BBDC4) x Ibovespa - %

Source: Economática

Bradesco Share Performance

In 4Q08, Bradesco preferred shares depreciated by 24.9% (adjusted by dividends). In 2008, the loss stood at 37.0%. Ibovespa also recorded losses of 24.2% in 4Q08 and losses of 41.2% in the year. Stocks performance mainly reflects a strong devaluation in the Brazilian stock market (and also the world market), effects of the world financial crisis.

Adjusted Statement of Income

	In millions of R$

	Years		Variation	2008		Variation

	2007	2008	%	3rd Qtr.	4th Qtr.	%

Revenues from Financial Intermediation	41,594	59,603	43.3	16,081	19,060	18.5
Loan Operations	22,372	29,863	33.5	8,004	8,865	10.8
Leasing Operations	917	2,398	161.5	691	817	18.2
Securities Transactions	7,649	14,153	85.0	4,702	5,391	14.7
Insurance, Private Pension Plans and Certificated
Savings Plans	7,501	6,477	(13.7)	866	1,467	69.4
Derivative Financial Instruments	1,264	1,546	22.3	95	161	69.5
Foreign Exchange Transactions	647	3,639	462.4	1,244	2,013	61.8
Compulsory Deposits	1,244	1,527	22.7	479	346	(27.8)
Expenses From Financial Intermediation
(excluding PDD)	19,294	33,954	76.0	9,747	12,388	27.1
Federal Funds Purchased and Securities Sold under
Agreements to Repurchase	13,726	22,762	65.8	6,560	7,666	16.9
Price-Level Restatement and Interest on Technical
Provisions for Insurance, Private Pension Plans
and Certificated Savings Plans	4,617	4,008	(13.2)	346	926	167.6
Borrowing and Onlending	943	7,179	661.3	2,840	3,794	33.6
Leasing Operations	8	5	(37.5)	1	2	100.0
Financial Margin	22,300	25,649	15.0	6,334	6,672	5.3
Allowance for Loan Losses	5,498	7,287	32.5	1,824	1,962	7.6
Gross Income from Financial Intermediation	16,802	18,362	9.3	4,510	4,710	4.4
Other Operating Income/Expenses	(7,173)	(7,972)	11.1	(1,902)	(2,271)	19.4
Fee and Commission Income	10,806	11,215	3.8	2,819	2,818	–
Operating Income from Insurance, Private
Pension Plans and Certificated Savings Plans	711	2,254	217.0	629	543	(13.7)
(+) Net Premiums Written	21,479	23,149	7.8	5,821	6,204	6.6
(-) Reinsurance Premiums	(622)	(325)	(47.7)	(84)	(69)	(17.9)
(=) Retained Premiums from Insurance, Private
Pension Plans and Certificated Savings Plans	20,857	22,824	9.4	5,737	6,135	6.9
Retained Premiums from Insurance	8,659	10,183	17.6	2,695	2,694	–
Private Pension Plans Contributions	10,642	10,941	2.8	2,599	2,964	14.0
Income from Certificated Savings Plans	1,556	1,700	9.3	443	477	7.7
Variation in Technical Provisions for Insurance,
Private Pension Plans and Certificated
Savings Plans	(11,670)	(10,533)	(9.7)	(2,624)	(2,733)	4.2
Variation in Technical Provisions for Insurance	(1,423)	(525)	(63.1)	(222)	(151)	(32.0)
Variation in Technical Provisions for Private
Pension Plans	(10,258)	(10,004)	(2.5)	(2,397)	(2,582)	7.7
Variation in Technical Provisions for Certificated
Savings Plans	11	(4)	–	(5)	–	–
Retained Claims	(6,014)	(7,391)	22.9	(1,823)	(2,147)	17.8
Certificated Savings Plans Drawings and Redemptions	(1,378)	(1,466)	6.4	(382)	(411)	7.6
Insurance, Private Pension Plans and Certificated
Savings Plans Selling Expenses	(1,084)	(1,179)	8.8	(279)	(301)	7.9
Insurance Products Selling Expenses	(849)	(937)	10.4	(237)	(241)	1.7
Private Pension Plans Selling Expenses	(218)	(230)	5.5	(58)	(56)	(3.4)
Certificated Savings Plans Selling Expenses	(17)	(12)	(29.4)	16	(4)	–
Personnel Expenses	(6,570)	(7,167)	9.1	(1,825)	(1,890)	3.6
Other Administrative Expenses	(6,912)	(8,185)	18.4	(2,111)	(2,290)	8.5
Tax Expenses	(2,389)	(2,207)	(7.6)	(536)	(496)	(7.5)
Equity in Earnings of Unconsolidated Companies	42	136	223.8	23	47	104.3
Other Operating Income	1,436	1,718	19.6	544	521	(4.2)
Other Operating Expenses	(4,297)	(5,736)	33.5	(1,445)	(1,524)	5.5
Operating Income	9,629	10,390	7.9	2,608	2,439	(6.5)
Non-Operating Income	24	(3)	–	8	(6)	–
Income before Tax on Income and Interest	9,653	10,387	7.6	2,616	2,433	(7.0)
Income Tax and Social Contribution	(2,432)	(2,728)	12.2	(696)	(610)	(12.4)
Minority Interest in Subsidiaries	(11)	(34)	209.1	(10)	(17)	70.0
Adjusted Net Income	7,210	7,625	5.8	1,910	1,806	(5.4)
Annualized Return on Shareholders’
Equity (*) (%)	28.3	23.8	–	25.1	22.8	–

(*) Refers to average Shareholders’ Equity and does not consider the mark-to-market effects on available-for-sale securities.`

Analysis of the Statement of Income - in millions of R$

Income from Loan and Leasing Operations

Years			2008

2007	2008	Variation %	3rd Qtr.	4th Qtr.	Variation %
23,281	32,256	38.6	8,694	9,680	11.3

In the year, income was up mainly as result of: (i) the increase in the average volume of the loan portfolio, which totaled R$150,558 in December/08 against R$110,709 in December/07, that is, a 36.0% increase. We highlight the corporate portfolio, with an increase of 37.1% due to “Financing to Export,” “Working Capital,” “BNDES Onlending” and “Real Estate Financing” products. In the individual portfolio, the growth was 24.7%, with focus on the products connected to “Consumer Financing”; (ii) the better credit recovery R$360; (iii) the increase in average rate, from 21.0% in 2007 to 21.4% in 2008, observing CDI variation.

The variation was basically due to: (i)the 22.1% foreign exchange variation, which impacted Loans and Financing indexed/denominated in foreign currency, which represent 8.0% of the loan portfolio, impacting the average rate of 5.6% in 3Q08 to 5.8% in 4Q08. We point out the 10.1% increase in the corporate portfolio, basically due to the “Financing to Export”, ”Real Estate Financing”, and “Working Capital” products and; (ii) the 4.6% increase in the individual portfolio, with focus on products linked to “Consumer Financing”.

Income from Securities and Derivative Financial Instruments

Years			2008

2007	2008	Variation %	3rd Qtr.	4th Qtr.	Variation %
8,913	15,699	76.1	4,797	5,552	15.7

The increase in income during the year is mainly due to: (i) the increase in the average portfolio volume (Securities, Derivative Financial Instruments and Interbank Investments); (ii) the increase in the average rate from 11.9% in 2007 to 14.4% in 2008, as a result of IGP-M, CDI and U.S. dollar variation; partially mitigated by: (iii) the lower “non-interest” income in the amount of R$376, basically due to lower treasury/securities gains, of which R$326 from the negative mark-to-market variation of CDS on Brazilian government securities issued abroad.

The variation in income in the quarter is mainly due to: (i) the increase in the average portfolio volume (Securities, Derivative Financial Instruments and Interbank Investments); and (ii) the increase in the average rate of 4.0% in 3Q08 to 4.4% in 4Q08, as a result of IGP-M, CDI, U.S. dollar and the higher “non-interest” income gains in the amount of R$46, related to treasury/securities considering R$(126)from the negative mark-to-market variation of CDS, on Brazilian government securities issued abroad.

Income from Insurance, Private Pension Plans and Certificated Savings Plans

Years			2008

2007	2008	Variation %	3rd Qtr.	4th Qtr.	Variation %
7,501	6,477	(13.7)	866	1,467	69.4

The variation in the year was basically due to: (i) the decrease in average rate from 12.1% in 2007 to 9.3% in 2008, as a result of the IGP-M, CDI and Ibovespa index variation in the year, reflected in the negative variation of equities funds that comprise the PGBL/ VGBL portfolio and traditional plans in the year, as well as the lower “non-interest” income of R$400, chiefly due to the lower gains in share trading, resulting from the world’s financial market volatility in 2H08; offset by: (ii) the increase in the average portfolio volume.

The R$601 increase in the revenue is mainly comprised by: (i) the R$418 increase in the equities portfolio revenue of VGBL and PGBL products, which presents a recovery q-o-q; and (ii) the R$174 increase in the fixed income portfolio revenue of VGBL/PGBL products. We point out that the VGBL/PGBL volume invested in fixed income increased from R$27,450 in September 2008 to R$31,066 in December 2008, and the VGBL/PGBL amount invested in fixed income dropped from R$9,225 in September 2008 to R$6,972 in December 2008.

Income from Foreign Exchange Transactions

Years			2008

2007	2008	Variation %	3rd Qtr.	4th Qtr.	Variation %
647	3,639	462.4	1,244	2,013	61.8

For a better analysis, this item should be analyzed with the deduction of expenses with foreign funding, used to finance import/export operations, in accordance with note 11a. After these deductions, the result would be R$378 in 2007 and R$1,017 in 2008, chiefly due to the increase in average interest rates in view of volatility of world financial market, as well as the volume of foreign exchange portfolio.

For a better analysis, this item should be analyzed with the deduction of expenses with foreign funding used to finance import/export operations, in accordance with note 11a. After these deductions, the result would be R$257 in 3Q08 and R$441 in 4Q08, primarily due to the increase in average interest rates in view of volatility of world financial market, as well as the volume of foreign exchange portfolio.

Income from Compulsory Deposits

Years			2008

2007	2008	Variation %	3rd Qtr.	4th Qtr.	Variation %
1,244	1,527	22.7	479	346	(27.8)

The variation is basically due to: (i) the increase in the average volume of time deposits in the year, since average rates remained practically steady; mitigated by: (ii) Bacen softened compulsory deposits requirements, aiming at increasing liquidity at the Brazilian Financial System.
			The variation is primarily due to Bacen softened compulsory deposits requirements, aiming at increasing liquidity at the Brazilian Financial System.

Expenses with Federal Funds Purchased and Securities Sold under Agreements to Repurchase

Years			2008

2007	2008	Variation %	3rd Qtr.	4th Qtr.	Variation %
13,726	22,762	65.8	6,560	7,666	16.9

The variation in the year is mostly due to: (i) the increase in the average funding volume, especially time deposits; and (ii) the increase in the average cost of funding in 2H08, due to liquidity shortage caused by world financial crisis.

The variation in the quarter essentially derives from: (i) the increase in the average funding volume; and (ii) the increase in the average rate from 2.9% in 3Q08 to 3.2% in 4Q08, as a result of higher average cost of funding in 4Q08.

Price-level Restatement and Interest on Technical Provisions for Insurance, Private Pension Plans and Certificated Savings Plans

Years			2008

2007	2008	Variation %	3rd Qtr.	4th Qtr.	Variation %
4,617	4,008	(13.2)	346	926	167.6

The variation in the year is basically due to: (i) the decrease in the average rate from 8.7% in 2007 to 6.5% in 2008, as a result of IGP-M, CDI and Ibovespa index variation in 2H08 (indexes which remunerate technical provisions); mitigated by: (ii) the higher average volume of technical provisions, especially the “PGBL” and “VGBL” products.

The increase in the R$580 expense is basically related to the counter- entry of the R$418 increase in variable income and the R$174 increase in fixed income of “VGBL/PGBL” products, already mentioned in the “Financial Income from Insurance, Private Pension Plans and Certificated Savings Plans” item. The same prior observations in relation to the portfolio breakdown of the mentioned products are valid for the “VGBL/PGBL” technical provisions.

Borrowing and Onlending Expenses

Years			2008

2007	2008	Variation %	3rd Qtr.	4th Qtr.	Variation %
943	7,179	661.3	2,840	3,794	33.6

The variation in the year is basically due to: (i) the increase in the average funding volume, represented by domestic and foreign operations; and (ii) the increase of the average rate from 4.7% in 2007 to 26.0% in 2008, resulting from a positive exchange variation on funding/onlending abroad.

The variation in the quarter is mainly due to: (i) the increase in the average rate from 10.0% in 3Q08 to 11.5% in 4Q08, resulting from foreign exchange variation from 22.1% in 4Q08 over funding/ onlending abroad; and (ii) the increase in the average funding volume, represented by domestic and foreign operations.

Financial Margin

(*) (Interest Financial Margin)/(Average Total Assets – Permanent Assets – Purchase and Sate Commitments).

Years			2008

2007	2008	Variation %	3rd Qtr.	4th Qtr.	Variation %
22,300	25,649	15.0	6,334	6,672	5.3

The variation of R$3,349 in the financial margin is basically due to: (i) the increase in the result of interest-earning operations of R$3,787, R$6,036 of which is due to a growth in the average business volume and R$2,249 is due to the decrease in spreads; basically offset by: (ii) the decrease in “non-interest” income in the amount of R$438, of which R$776 from lower treasury/securities gains, of which R$326 from the negative mark-to-market the variation of CDS related to Brazilian government securities issued abroad, caused by the world financial market volatility in 2H08, mitigated by higher credit recovery in the amount of R$360.

ThevariationofR$338infinancialmarginisbasicallydueto:(i)thegrowth in the result of interest-earning operations in the amount of R$R$275, R$682 from increase in the average business volume and R$407 from reduction in spreads – due to change in portfolio mix (higher growth of corporate segment); and (ii) the increase in the “non-interest” income in the amount of R$63 related to treasury/ securities gains, even considering R$(126) from the negative mark- to-market variation of CDS related to Brazilian government securities issued abroad (R$(276) in 4Q08 and R$(150) in 3Q08), caused by world financial market volatility.

Allowance for Loan Losses Expenses

Years			2008

2007	2008	Variation %	3rd Qtr.	4th Qtr.	Variation %
5,498	7,287	32.5	1,824	1,962	7.6

The increase in the year of R$1,789 is compatible with the growth of our loan portfolio (33.4% or R$53,938 in 2008) with the relevant participation of individuals that, due to their characteristics, require higher provisioning volume, whose growth in the year was 24.7% or R$13,227.
			The expense variation in the quarter due to higher total delinquency ratio (over 90 days), which recorded an increase of 0.1 percentage point in view of the downturn in the macroeconomic scenario.

Fee and Commission Income

Years			2008

2007	2008	Variation %	3rd Qtr.	4th Qtr.	Variation %
10,806	11,215	3.8	2,819	2,818	–

The increase of income in the year is mainly due to: (i) the higher volume of operations; with focus on: (a) card income, R$585; (b) asset management, R$131; (c) collection R$114; mitigated by: (ii) the effect of the fee adjustments charged from individuals affecting the “checking account” item R$92; and (iii) TAC no longer collected R$350, impacting the “loan operations” item.

Income in the quarter remained practically steady. The variations occurred were the following: (i) lower revenue from loan operation fees, in the amount of R$34, due to the lower volume of operations, mainly from vehicle financing; (ii) lower underwriting operations, R$26; (iii) lower revenue from asset management, R$21, resulting from the reallocation of funds to more conservative investments, such as savings accounts and CDB; mitigated by: (iv) higher card income, R$86.

Retained Premiums from Insurance, Private Pension Plans and Certificated Savings Plans

Years			2008

2007	2008	Variation %	3rd Qtr.	4th Qtr.	Variation %
20,857	22,824	9.4	5,737	6,135	6.9

The growth of premiums in the year is detailed in the charts below.			The variation in the quarter is detailed in the charts below.

a) Retained Premiums from Insurance

Years			2008

2007	2008	Variation %	3rd Qtr.	4th Qtr.	Variation %
8,659	10,183	17.6	2,695	2,694	–

The variation in the year is basically due to the increase in the production of: (i) Health line, R$1,012, in which premiums presented an increase due to the expansion of the corporate health and dental insurance portfolio premium and SPG (Health for Small Groups), as well as the implementation of annual financial restatements and for technical balance of the policies; (ii) Life line, R$357 (mainly in Group Life and Moneylender lines); (iii) basic lines, R$51; (iv) other lines, R$91; and (v) Auto line, R$13, despite the strong competition in auto insurance, the insurance company had growth in premiums excluding premiums collected by former subsidiary Indiana in 2007. This fact is mainly due to the competitiveness maintenance policy and the pricing according to profile, improvement of processes and creation of products destined to specific publics, such as “Auto Muller” – for women.

Obs.: in order to comply with Susep Circular Letter 356, Individual Life redemption was reclassified to “technical provision variation.”

The variation between the quarters was steady. However, there were the following variations between the lines: (i) in the Health line R$21 (ii) in the Life line R$29; offset by the drop: (iii) in basic lines R$24; (iv) in the Auto line R$7; and (v) in other lines R$20.

Obs.: in order to comply with Susep Circular Letter 356, Individual Life redemption was reclassified to “technical provision variation”.

b) Private Pension Plans Contributions

Years			2008

2007	2008	Variation %	3rd Qtr.	4th Qtr.	Variation %
10,642	10,941	2.8	2,599	2,964	14.0

The increase in the year is due to the higher commercialization of the “VGBL” product, R$162 and the “PGBL/Traditional” products R$137.

Obs.: in order to comply with Susep Circular Letter 356, VGBL redemption was reclassified to “technical provision variation.”

The variation in the quarter is due to the higher sales of the “PGBL/ Traditional” products, R$252 and the “VGBL” product R$113, due to the seasonal increase in the business volume in 4Q08 (Christmas bonus).

Obs.: in order to comply with Susep Circular Letter 356, VGBL redemption was reclassified to “technical provision variation.”

c) Income on Certificated Savings Plans

Years			2008

2007	2008	Variation %	3rd Qtr.	4th Qtr.	Variation %
1,556	1,700	9.3	443	477	7.7

The variation in the year is due to: (i) the sale in 2008 of the new products: Pé Quente Bradesco Pessoa Juridica (lump sum payment of R$1,000.00), Pé Quente Bradesco Amazonas Sustentável (monthly payment of R$20.00) and Pé Quente Bradesco Instituto Ayrton Senna (monthly payment of R$30.00).

The variation in the quarter is mainly due to the beginning of the sales, in September/08, of the new product Pé Quente Bradesco Amazonas Sustentável Empresarial (lump sum payment of R$20,000.00) and of the beginning of the automatic renewal of the products Pé Quente Bradesco SOS Mata Atlântica Empresarial and Pé Quente Bradesco Ayrton Senna Empresarial as of October/08.

Variation in Technical Provisions for Insurance, Private Pension Plans and Certificated Savings Plans

Years			2008

2007	2008	Variation %	3rd Qtr.	4th Qtr.	Variation %
(11,670)	(10,533)	(9.7)	(2,624)	(2,733)	4.2

The variation in the year is detailed in the charts below.			The variation in the quarter is detailed in the charts below.

a) Variation in Technical Provisions for Insurance

Years			2008

2007	2008	Variation %	3rd Qtr.	4th Qtr.	Variation %
(1,423)	(525)	(63.1)	(222)	(151)	(32.0)

The variation in technical provisions is directly related to the sale of insurance in its respective effectiveness period. The higher the sale of premiums, the higher the recording of technical provisions, considering an average period of 12 months. The higher amounts of technical provisions in 2008 were: (i) in the Life line, R$339; (ii) Health line, R$79; (iii) in the Auto line, R$79; and (iv) in the basic lines R$25.

Obs. 1: the 2007 amount was influenced by the excess provision for health insurance.

Obs. 2: in order to comply with Susep Circular Letter 356, there was a reclassification of Individual Life Plan redemptions to this item.

The variation in technical provisions is directly related to the sale of insurance in their respective effectiveness periods. The higher the sale of premiums, the higher the recording of technical provisions, considering an average period of 12 months. The higher amounts of technical provisions in 4Q08 were: (i) in the Life Line, R$100; and (ii) Auto line, R$53.

Obs. 1: the 2007 quarter amounts were influenced by the excess provision for health insurance.

Obs. 2: In order to comply with Susep Circular Letter 356, there was a reclassification of Individual Life Plan redemptions to this item.

b) Variation in Technical Provisions for Private Pension Plans

Years			2008

2007	2008	Variation %	3rd Qtr.	4th Qtr.	Variation %
(10,258)	(10,004)	(2.5)	(2,397)	(2,582)	7.7

Variations in technical provisions are directly related to production. The variations in the year are due to the smaller number of provisions for “PGBL/Traditional” products, R$251.

Obs.: In order to comply with Susep Circular Letter 356, there was a reclassification of benefits and redemptions to this item.

Variations in technical provisions are directly related to production. The variations in the quarter are due to the higher recording of provision for: (i) “VGBL” product, R$126; and (ii) for the “PGBL/Traditional” products R$59.

Obs.: In order to comply with Susep Circular Letter 356, there was a reclassification of benefits and redemptions to this item.

c) Variation in Technical Provisions for Certificated Savings Plans

Years			2008

2007	2008	Variation %	3rd Qtr.	4th Qtr.	Variation %
11	(4)	–	(5)	–	–

The variation is mainly due to the reversion of technical provision for contingencies in 2007.			The variation in the quarter is mainly due to the creation of technical provision for contingencies and administrative provision occurred in 3Q08.

Retained Claims

Years			2008

2007	2008	Variation %	3rd Qtr.	4th Qtr.	Variation %
(6,014)	(7,391)	22.9	(1,823)	(2,147)	17.8

The increase of claims in the year is due to the increase in production and the resulting growth in the volume of reported claims (i) in the Health line, R$989, (ii) in the Life lines, R$209 (R$100 of which related to the increase of the IBRN tail from 5 to 7 years); (iii) in basic lines, R$72, R$40 of which are related to losses caused by flooding in the state of Santa Catarina; (iv) in other lines, R$87; and (v) in the Auto line, R$20.

Obs.: Claim ratios were recalculated due to new resolutions in Susep Circular Letter 356.

The increase of claims in the quarter is due to the increase in production and the resulting growth in the volume of reported claims: (i) Health line R$138 also affected by the U.S. Dollar valuation in laboratory/medical costs; (ii) in the Life lines, R$115 (R$100 of which related to the increase of the IBNR tail from 5 to 7 years); (iii) in the Auto/RE lines, R$85, R$40 of which are related to losses caused by flooding in the state of Santa Catarina; mitigated by: (iv) the decrease in reported claims and in other lines, R$14.

Obs.: Claim ratios were recalculated due to new resolutions in Susep Circular Letter 356.

Certificated Savings Plans Drawings and Redemptions

Years			2008

2007	2008	Variation %	3rd Qtr.	4th Qtr.	Variation %
(1,378)	(1,466)	6.4	(382)	(411)	7.6

The redemptions are directly related to revenue. The variation in the year is due to the increase in revenues.			The redemptions are directly related to revenue. The variation in the quarter is due to the increase in revenues.

Insurance, Private Pension Plans and Certificated Savings Plans Selling Expenses

Years			2008

2007	2008	Variation %	3rd Qtr.	4th Qtr.	Variation %
(1,084)	(1,179)	8.8	(279)	(301)	7.9

The variation in the year is detailed in the charts below.			The variation in the quarter is detailed in the charts below.

a) Insurance Products Selling Expenses

Years			2008

2007	2008	Variation %	3rd Qtr.	4th Qtr.	Variation %
(849)	(937)	10.4	(237)	(241)	1.7

The variation in the year is due to the increase of insurance production, mainly in the Health line, R$49, and Life lines, R$37.

Obs.: selling ratios were recalculated due to resolutions in the Susep Circular Letter 356.
			The expense in the quarter remained practically stable. Obs.: selling ratios were recalculated due to resolutions in the Susep Circular Letter 356.

b) Private Pension Plans Selling Expenses

Years			2008

2007	2008	Variation %	3rd Qtr.	4th Qtr.	Variation %
(218)	(230)	5.5	(58)	(56)	(3.4)

The variation in the year is basically due to the increase in sales of private pension plan products and, consequently, in selling expenses.			The expense in the quarter remained practically stable.

c) Certificated Savings Plans Selling Expenses

Years			2008

2007	2008	Variation %	3rd Qtr.	4th Qtr.	Variation %
(17)	(12)	(29.4)	16	(4)	–

The variation in the year is due to the higher volume of selling activities in 2007.			The variation is due to the accounting reclassification of administrative and selling expenses. After this reclassification, selling expenses would be R$(3) in 3Q08.

Personnel Expenses

Years			2008

2007	2008	Variation %	3rd Qtr.	4th Qtr.	Variation %
(6,570)	(7,167)	9.1	(1,825)	(1,890)	3.6

The growth in the year is basically due to: (i) the expansion of the customer service network (from 29,982 in 2007 to 38,183 in 2008 which includes 3,359 branches) and the subsequent hiring of employees (from 82,773 in 2007 to 86,622 in 2008); (ii) the increase in salary levels resulting from collective bargaining agreements of 2007 (6%), in addition to benefits and others in the amount of R$439; (iii) the collective bargaining agreement of 2008 (8.15% to 10%) of R$158 (R$42 related to the restatement of labor liabilities and R$116 increase of payroll); (iv) higher expenses with labor claims provisions in the amount of R$20; (v) higher expenses with training in the amount of R$16; mitigated by: (vi) lower expenses related to PLR in the amount of R$45.

The variation in the quarter is basically due to: (i) the increase in the salary levels (8.15% to 10%) in the amount of R$34, and R$96 were recorded in 4Q08 and R$62 in 3Q08; and (ii) increase of R$31, related to the expansion of the customer service network and increase in business volume, with the increase in the number of employee.

Other Administrative Expenses

Years			2008

2007	2008	Variation %	3rd Qtr.	4th Qtr.	Variation %
(6,912)	(8,185)	18.4	(2,111)	(2,290)	8.5

The increase in the year is basically due to: (i) organic growth, with the expansion of customer service network in Brazil (from 29,982 service stations in December/07 to 38,183 in December/08 which includes 3,359 branches); (ii) the increase in the volume of businesses; (iii) contractual adjustments; and (iv) investments in the improvement and optimization of the technological platform (IT Improvements Project).

The variation in the quarter is basically due to the higher expenses with: (i) advertisement and publicity, R$61; (ii) outsourced services, R$51; (iii) communication, R$19; (iv) rental, R$14; (v) lease of assets R$13; and (vi) maintenance and repairs, R$12.

Tax Expenses

Years			2008

2007	2008	Variation %	3rd Qtr.	4th Qtr.	Variation %
(2,389)	(2,207)	(7.6)	(536)	(496)	(7.5)

The reduction in the year is basically due to: (i) the lower CPMF expenses R$252, given the abolishment of this contribution in 2008, mitigated by (ii) the PIS/Cofins higher expenses in the amount of R$69 due to the increase of taxable income.
			The variation in the quarter is basically due to the lower PIS/Cofins expenses, R$41, due to the decrease in the calculation basis of taxable income in 4Q08.

Equity in Earnings (Losses) of Unconsolidated Companies

Years			2008

2007	2008	Variation %	3rd Qtr.	4th Qtr.	Variation %
42	136	223.8	23	47	104.3

The variation in the year is due to the higher results in affiliated companies in 2008, basically through IRB-Brasil Resseguros, R$84.			The variation in the quarter derives from higher results in affiliated companies in 4Q08, basically through IRB-Brasil Resseguros, R$28.

Other Operating Income

Years			2008

2007	2008	Variation %	3rd Qtr.	4th Qtr.	Variation %
1,436	1,718	19.6	544	521	(4.2)

The increase in the year is mainly due to: (i) higher financial revenues, R$175; and (ii) higher reversals of operating provisions, R$79, basically from the fiscal provision.			The variation in the quarter is mainly due to: (i) lower reversals of operating provisions, basically from the fiscal provision; mitigated by: (ii) higher financial revenues.

Other Operating Expenses

Years			2008

2007	2008	Variation %	3rd Qtr.	4th Qtr.	Variation %
(4,297)	(5,736)	33.5	(1,445)	(1,524)	5.5

The increase in the year is mostly due to higher expenses with: (i)other financial expenses, R$306; (ii) recording of operating provisions, R$259; (iii) sundry losses, R$235; (iv) amortization of prepaid expenses with operational agreements R$170; (v) financing commission, R$122; and (vi) search and seizure, R$81.
			The variation in the quarter basically derives from: (i) sundry losses, R$46; and (ii) financial expenses, R$29.

Operating Income

Years			2008

2007	2008	Variation %	3rd Qtr.	4th Qtr.	Variation %
9,629	10,390	7.9	2,608	2,439	(6.5)

The increase in the year derives from: (i) the higher financial margin, R$3,349; (ii) the increase in the income from insurance, private pension plans and certificated savings plans operations, R$1,543; (iii) the higher fee and commission income, R$409; (iv) the lower tax expenses, R$182; (v) the increase in the equity in earnings (losses)of unconsolidated companies, R$94; mitigated by (vi) the higher personnel and administrative expenses, R$1,870; (vii) the higher allowance for loan losses expenses, R$1,789; and (viii) the higher operating expenses (net of income), R$1,157.

Obs.: for a more detailed analysis of the variation of each item, we recommend reading each specific item mentioned herein.

The variation in the quarter derives from: (i) the higher personnel and administrative expenses, R$244; (ii) the higher allowance for loan losses expenses, R$138; (iii) the higher operating expenses (net of income), R$103; (iv) the decrease in the income from insurance, private pension plans and certificated savings plans, R$86; offset by: (v) the increase in financial margin, R$338; (vi) the lower tax expenses, R$40 and; (vii) the increase in the equity in earnings (losses) of unconsolidated companies, R$24.

Obs.: for a more detailed analysis of the variation of each item, we recommend reading each specific item mentioned herein.

Non-Operating Income

Years			2008

2007	2008	Variation %	3rd Qtr.	4th Qtr.	Variation %
24	(3)	–	8	(6)	–

The variation in the period is mainly due to the higher recording of non-operating provisions.			The variation in the quarter is basically due to the higher recording of non-operating provisions.

Income Tax and Social Contribution

Years			2008

2007	2008	Variation %	3rd Qtr.	4th Qtr.	Variation %
(2,432)	(2,728)	12.2	(696)	(610)	(12.4)

The variation in income tax and social contribution expenses in the year reflects tax charge on earnings before taxes, adjusted by additions and exclusions, according to note 34.			The variation in income tax and social contribution expenses in the quarter reflects tax charge on earnings before taxes, adjusted by additions and exclusions, according to note 34.

Comparative Balance Sheet

	In millions of R$

Assets	December		Variation	2008		Variation

	2007	2008	%	September	December	%

Current and Long-Term Assets	336,221	446,802	32.9	416,161	446,802	7.4
Funds Available	5,487	9,295	69.4	7,259	9,295	28.0
Interbank Investments	37,622	74,191	97.2	57,351	74,191	29.4
Securities and Derivative Financial
Instruments	114,452	131,598	15.0	132,372	131,598	(0.6)
Interbank and Interdepartmental
Accounts	24,466	13,804	(43.6)	27,082	13,804	(49.0)
Restricted Deposits:
Brazilian Central Bank	23,539	13,201	(43.9)	25,541	13,201	(48.3)
Others	927	603	(35.0)	1,541	603	(60.9)
Loan and Leasing Operations	116,258	150,545	29.5	144,349	150,545	4.3
Loan and Leasing Operations	123,974	160,500	29.5	153,336	160,500	4.7
Allowance for Loan Losses	(7,716)	(9,955)	29.0	(8,987)	(9,955)	10.8
Other Receivables and Assets	37,936	67,369	77.6	47,748	67,369	41.1
Foreign Exchange Portfolio	9,837	24,837	152.5	13,435	24,837	84.9
Other Receivables and Assets	28,209	42,840	51.9	34,462	42,840	24.3
Allowance for Other Loan Losses	(110)	(308)	180.0	(149)	(308)	106.7
Permanent Assets	4,922	7,611	54.6	6,501	7,611	17.1
Investments	604	1,048	73.5	823	1,048	27.3
Premises and Equipment and
Leased Assets	2,103	3,250	54.5	2,309	3,250	40.8
Intangible Assets	2,215	3,313	49.6	3,369	3,313	(1.7)
Intangible Assets	4,111	5,833	41.9	5,682	5,833	2.7
Accumulated Amortization	(1,896)	(2,520)	32.9	(2,313)	(2,520)	8.9
Total	341,143	454,413	33.2	422,662	454,413	7.5

Liabilities

Current and Long-Term Liabilities	310,442	419,561	35.1	387,640	419,561	8.2
Deposits	98,323	164,493	67.3	139,170	164,493	18.2
Demand Deposits	28,495	27,610	(3.1)	26,694	27,610	3.4
Savings Deposits	32,813	37,768	15.1	35,681	37,768	5.8
Interbank Deposits	373	698	87.1	340	698	105.3
Time Deposits	35,717	97,414	172.7	75,529	97,414	29.0
Other Deposits	925	1,003	8.4	926	1,003	8.3
Federal Funds Purchased and Securities
Sold under Agreements to Repurchase	73,634	79,977	8.6	87,464	79,977	(8.6)
Funds from Issuance of Securities	6,488	9,012	38.9	6,535	9,012	37.9
Securities Issued Abroad	2,991	5,202	73.9	3,417	5,202	52.2
Other Funds	3,497	3,810	9.0	3,118	3,810	22.2
Interbank and Interdepartmental
Accounts	2,538	2,914	14.8	2,538	2,914	14.8
Borrowing and Onlending	23,410	31,947	36.5	31,979	31,947	(0.1)
Borrowing	8,066	14,205	76.1	14,002	14,205	1.4
Onlending	15,344	17,742	15.6	17,977	17,742	(1.3)
Derivative Financial Instruments	952	2,042	114.5	2,326	2,042	(12.2)
Technical Provisions for Insurance,
Private Pension Plans and Certificated
Savings Plans	58,526	64,587	10.4	62,888	64,587	2.7
Other Liabilities	46,571	64,589	38.7	54,740	64,589	18.0
Foreign Exchange Portfolio	3,467	13,538	290.5	5,978	13,538	126.5
Taxes and Social Security Contributions,
Social and Statutory Payables	12,035	13,275	10.3	10,844	13,275	22.4
Subordinated Debt	15,818	19,249	21.7	17,518	19,249	9.9
Sundry Liabilities	15,251	18,527	21.5	20,400	18,527	(9.2)
Deferred Income	189	274	45.0	227	274	20.7
Minority Interest in Subsidiaries	155	321	107.1	627	321	(48.8)
Shareholders’ Equity	30,357	34,257	12.8	34,168	34,257	0.3
Total	341,143	454,413	33.2	422,662	454,413	7.5

Equity Analysis – in millions of R$

Funds Available

December			2008

2007	2008	Variation %	September	December	Variation %
5,487	9,295	69.4	7,259	9,295	28.0

The variation in the year is due to the higher volume of funds available: (i) in foreign currency, R$2,950; and (ii) in local currency, R$858.			The variation in the quarter is due to the higher volume of funds available: (i) in foreign currency, R$1,107; and (ii) in local currency, R$929.

Interbank Investments

December			2008

2007	2008	Variation %	September	December	Variation %
37,622	74,191	97.2	57,351	74,191	29.4

The variation in the year derives from: (i) an increase in our own portfolio position in the amount of R$18,190; (ii) an increase in funded status, R$10,171; (iii) an increase in short position, R$1,058; and (iv) the increase in interest-earning deposits in other banks, R$7,150.

The variation in the quarter derives from: (i) an increase in our own portfolio position, R$14,489; (ii) an increase in interest-earning deposits in other banks, R$8,106; (iii) an increase in short position, R$184; offset by: (iv) a decrease in the funded status in the amount of R$5,939.

Equity Analysis – in millions of R$

Securities and Derivative Financial Instruments

December			2008

2007	2008	Variation %	September	December	Variation %
114,452	131,598	15.0	132,372	131,598	(0.6)

The increase in the year is substantially due to (i) the additional funds derived from the increase in funding, particularly technical provisions for insurance, private pension plans and certificated savings plans; (ii) the variation in average rate, mainly observing the 12.3% CDI variation in 2008; partially mitigated by (iii) the redemption/maturity of securities. The portfolio profile (excluded from purchase and sale commitments), based on the Management’s intent, is distributed as follows: “Trading Securities,” 69.8%; “Available-for-Sale Securities,” 9.4%; and “Held-to-Maturity Securities,” 20.8%. In December/08, 52.9% of the total portfolio (excluded from purchase and sale commitments) was represented by Government securities, 22.8% by Corporate Securities and 24.3% by “PGBL” and “ VGBL” fund quotas.

The decrease in the quarter is mainly due to: (i) the redemption/ maturity of securities; partially mitigated by: (ii) additional funds arising from higher funding, especially the raising of time deposits; (iii) the variation in average rate, observing the 3.3% CDI variation in 4Q08;

Interbank and Interdepartmental Accounts

December			2008

2007	2008	Variation %	September	December	Variation %
24,466	13,804	(43.6)	27,082	13,804	(49.0)

The variation in the year is basically due to (i) the decrease in Bacen additional compulsory deposit requirements, R$8,110 which in compliance with Circular Letter 3,419 of the Central Bank altered the additional requirement over bank deposits to be no longer collected in cash but in federal government securities; (ii) the reduction in the volume of compulsory deposit requirements collected from demand deposits, R$3,269, in view of a decrease in the 45% rate of compulsory deposit in December/07 to 42% in December/08; offset by: (iii) an increased volume of compulsory deposit requirements collected from savings accounts in the amount of R$1,041, due to an increase in the balance of savings deposits by 15.1% in the year.

The variation in the quarter is basically due to (i) the decrease in additional compulsory deposit requirements, R$10,707 which in compliance with Circular Letter 3,419 of Brazilian Central Bank altered the additional requirement over bank deposits to be no longer collected in cash but in federal government securities; (ii) the decrease in the volume of compulsory deposit requirements collected from demand deposits, R$2,076 in view of a reduction in the compulsory deposit rate from 45% in September/08 to 42% in December/08; (iii) the decrease in items “Check Clearance Services, Correspondent Bank Accounts and Interdepartmental Accounts,” in the amount of R$942; offset by: (iv) an increase in the volume of compulsory deposit requirements collected from savings deposits in the amount of R$443, due to an increase in the balance of the savings deposits by 5.8% in the period.

Loan and Leasing Operations

December			2008

2007	2008	Variation %	September	December	Variation %
131,307	173,423	32.1	160,634	173,423	8.0

The increase in the year is due to the individuals client portfolio, with 24.7% growth, particularly in the products “Leasing,” up by 247.2%; “Personal Loan,” up by 6.7%; “Credit Card,” up 24.4%; “Rural,” up 31.5%; and “Real Estate Financing,” up 47.7%. The 37.1% growth recorded in the corporate portfolio is a result of the 28.2% increase in micro and SMEs portfolio, coupled with a 47.6% increase in the portfolio of large companies (Corporate). In the corporate portfolio we point out operations of: Export Financing up 75.6%; “Working Capital,” with an increase of 76.1%; “Leasing,” up 83.8%; and “Real Estate Financing,” up 67.3%. In December/08, the portfolio was distributed at 61.6% for corporate (25.7% directed to industry, public and private sectors, 13.6% to commerce, 20.2% to services, 1.3% to farming and ranching and 0.8% to financial intermediation)and 38.4% for in dividuals. In terms of concentration, the 100 largest borrowers accounted for 20.6% of the portfolio in December/07 and for 22.1% in December/08. The Performing Loan Portfolio reached the amount of R$159,634 in December/08. Out of this total, 28.6% is due within up to 90 days.

Obs. 1: this item includes advances on foreign exchange contracts and other receivables and does not include the allowance for loan losses, as described in note 10.

Obs. 2: for a better understanding of these operations, see item “Loan Operations” on page 83.

The variation in the quarter is a result of 10.1% growth recorded in the corporate portfolio resulting from the 4.9% increase in the portfolio of micro and SMEs and also the growth of 16.0% in the portfolio of large corporates. It is worth pointing out the increase of: 3.7% in “Foreign Operations;” 2.3% in “Leasing;” and 17.5% in “Working Capital.” There was 4.6% growth in the individual portfolio, especially in the products: “Leasing”, with a 10.2% increase; and “Real Estate Financing,” up 9.4%. In terms of concentration, the 100 largest borrowers accounted for 20.7% of the portfolio in September/08 and 22.1% in December/08.

Obs. 1: this item includes advances on exchange contracts and other receivables and does not take into account the allowance for loan losses, as described in Note 10.

Obs. 2: for a better understanding of these operations, see item “Loan Operations” on page 83.

Allowance for Loan Losses (PDD)

December			2008

2007	2008	Variation %	September	December	Variation %
(7,826)	(10,263)	31.1	(9,136)	(10,263)	12.3

The variation in the PDD balance for the year was mostly due to a 33.4% increase in the volume of loan operations. The PDD ratio in relation to the loan portfolio went from 6.0% in December/07 to 5.9% in December/08. Provision coverage ratios in relation to the portfolio of non-performing loans, respectively, rated between E and H, decreased from 148.3% in December/07 to 144.5% in December/08 and, between D and H, reduced from 125.7% in December/07 to 117.3% in December/08. The preventive maintenance of current provision levels made all performance indicators remain at high levels. In 2008, PDD in the amount of R$7,884 was recorded, and R$5,447 was written off. The exceeding PDD volume in relation to the minimum required increased from R$1,128 in December/07 to R$1,621 in December/08.

The increase in the PDD balance in the quarter basically results from (i) the 9.2% growth of the loan portfolio; (ii) the recording of non-recurring provisions, in the amount of R$597, R$429 of which were recorded as “Excess PDD” and R$168 as “General PDD”, due to rating review of some corporate clients. The PDD ratio in relation to the loan portfolio increased from 5.7% in September/08 to 5.9% and December/08. The provision coverage ratios in relation to the portfolio of non-performing loans, respectively, rated from E to H, went from 143.9% in September/08 to 144.5% in December/08, and those rated from D to H went from 121.6% in September/08 to 117.3% in December/08. The preventive maintenance of current provision levels made all performance indicators remain at high levels. In 4Q08, PDD in the amount of R$2,559 was recorded and R$1,432 was written off. The exceeding PDD volume in relation to the minimum required went from R$1, 192 in September/08 to 1,621 in December/08.

Other Receivables and Assets

December			2008

2007	2008	Variation %	September	December	Variation %
37,495	64,600	72.3	47,387	64,600	36.3

The variation in the year is mainly due to (i) the increase in exchange operations, R$15,000; (ii) the increase in tax credit balances, R$4,935, basically as a result of temporary provisions; (iii) the increase in credit card operations R$1,744; (iv) the increase in the balance of debtors by secured deposits, R$1,693; (v) the increase in the balance of securities trading and intermediation of R$1,619; and (vi) the increase in the balance of recoverable taxes and contributions, R$985.

Obs.: balances are deducted (net of corresponding PDD) of R$411 in December/07 and of R$2,769 in December/08, allocated to the “Loan and Leasing Operations” and “Allowance for Loan Losses” items.

The variation in the quarter is mainly derived from (i) the increase in exchange operations, R$11,402; (ii) the higher tax credit balances, R$2,667, basically due to temporary provisions; (iii) the increase in credit card operations R$1,080; (iv) the advance of funds to FGC, in the amount of R$898; and (v) the increase in the balance of recoverable taxes and contributions, in the amount of R$766.

Obs.: balances are deducted (net of corresponding PDD) from R$361 in September/08 to R$2,769 in December/08, allocated to the “Loan and Leasing Operations” and “Allowance for Loan Losses” items.

Permanent Assets

December			2008

2007	2008	Variation %	September	December	Variation %
4,922	7,611	54.6	6,501	7,611	17.1

The variation in the year is basically due to: (i) the increase in premises and equipment and leased assets R$1,147, with R$805 related to the financial lease adjustment (Law 11,638/07); (ii) the goodwill in the acquisition of Ágora Corretora, R$662, R$459 of which refer to future profitability/client portfolio and R$203 are related to the surplus of acquired assets (BM&FBovespa); (iii) other intangible assets, R$638; and (iv) the increase in investments in affiliated companies, R$125, basically resulting from the non-consolidation of Serasa in 2008 and equity in the earnings of unconsolidated companies.

The variation in the quarter is basically due to: (i) the increase in premises and equipment and leased assets, R$940, R$805 of which related to the financial lease adjustment (Law 11,638/07); and (ii) the increase in intangible assets, R$147.

Deposits

December			2008

2007	2008	Variation %	September	December	Variation %
98,323	164,493	67.3	139,170	164,493	18.2

The increase in the year is detailed in the charts below:			The variation in the quarter is detailed in the charts below:

a) Demand Deposits

December			2008

2007	2008	Variation %	September	December	Variation %
28,495	27,610	(3.1)	26,694	27,610	3.4

The R$885 variation in the year arises: (i) the decrease in funds from corporate clients R$1,786; offset by: (ii) the increase in funds from individuals, R$901. This variation is influenced by the no longer collection of CPMF in the last week of December/07, that resulted in the maintenance of funds in checking accounts for further investments.
			The R$916 variation in the quarter is due to: (i) the increase in funds resulting from: (i) corporate clients, R$458; and (ii) individuals, R$458.

b) Savings Deposits

December			2008

2007	2008	Variation %	September	December	Variation %
32,813	37,768	15.1	35,681	37,768	5.8

The increase is mainly due to (i) the deposits made in the year, partially a result of the migration of funds deriving from investment funds (search for more conservative investments); and (ii) the deposit remuneration (TR + 0.5% p.m.), which reached 7.9% in the year/08.

The variation is mainly due to (i) the deposit remuneration (TR + 0.5% p.m.), which reached 2.2% in 4Q08; and (ii) the deposits occurred in the quarter, partially a result of the migration of funds deriving from investment funds (search for more conservative investments).

c) Time Deposits

December			2008

2007	2008	Variation %	September	December	Variation %
35,717	97,414	172.7	75,529	97,414	29.0

The increase in the year is mostly due to (i) the remuneration of deposits; and (ii) the increase in the volume raised in the year, resulting from investors and branch network clients, partially as a result of the migration of funds deriving from investment funds (search for more conservative investments); and (iii) a greater need of funding of this modality in order to meet the new compulsory deposit requirements created for interbank investments deriving from leasing companies.

The increase in the quarter is mainly due to (i) the income appropriated; and (ii) the increase in the volume raised in the quarter, resulting from investors and branch network clients, partially as a result of the migration of funds deriving from investment funds (search for more conservative investments).

d) Interbank Deposits and Other Deposits

December			2008

2007	2008	Variation %	September	December	Variation %
1,298	1,701	31.0	1,266	1,701	34.4

The variation in the year results from (i) the increase in the volume of “Interbank Deposits” in the amount of R$325; and (ii) the increase in “Other Deposits – Investment Account”, in the amount of R$78.

The variation in the quarter is due to: (i) the increase in the volume of “Interbank Deposits” in the amount of R$358; and (i) the increase in “Other Deposits – Investment Account”, in the amount of R$77.

Federal Funds Purchased and Securities Sold under Agreements to Repurchase

December			2008

2007	2008	Variation %	September	December	Variation %
73,634	79,977	8.6	87,464	79,977	(8.6)

The variation in the year derives from: (i) the increase in third-party portfolio by R$9,781; (ii) the increase in the funding volume, using as base government and private securities of its own portfolio by R$354; offset by (iii) the decrease in the unrestricted portfolio by R$3,792.

Obs.: includes investment funds applied in purchase and sale commitments with Bradesco, whose owners are subsidiaries included in the consolidated financial statements, in the amount of R$10,198 in December/07 and R$16,397 in December/08.

The variation in the quarter derives from: (i) the decrease in the third- party portfolio, R$6,332; (ii) the decrease in funding volume, using as base its own portfolio, R$1,409; offset by: (iii) the increase in the unrestricted portfolio, R$254.

Obs.: includes investment funds applied in purchase and sale commitments with Bradesco, whose owners are subsidiaries included in the consolidated financial statements, in the amount of R$15,691 in September/08 and R$16,397 in December/08.

Funds from Issuance of Securities

December			2008

2007	2008	Variation %	September	December	Variation %
6,488	9,012	38.9	6,535	9,012	37.9

The variation in the year basically derives from: (i) the increase in the volume of funding of securitization securities of the future flow MTN100, in the amount of R$2,813; (ii) the funding from letters of credit for agribusiness, R$1,353; (iii) the exchange variation of 31.9% in 2008; offset by: (iv) the decrease in the balance of debentures, R$1,108, repurchased from clients and redirected to purchase and sale commitments; and (v) the reduction in the MTN Program Issues balance, R$456.

The increase mainly derives from (i) the volume of funding of securitization securities of the future flow MTN100, in the amount of R$1,782; (ii) the 22.1% exchange variation in the quarter; and (iii) the funding from letters of credit for agribusiness, R$774.

Interbank and Interdepartmental Accounts

December			2008

2007	2008	Variation %	September	December	Variation %
2,538	2,914	14.8	2,538	2,914	14.8

The variation in the year is mostly due to the higher volume of collection of third parties in transit.			The variation in the quarter is mainly due to the higher volume of collection of third parties in transit.

Borrowing and Onlending

December			2008

2007	2008	Variation %	September	December	Variation %
23,410	31,947	36.5	31,979	31,947	(0.1)

The variation in the year is due to the increase in the volume of funds from foreign and local borrowing and onlending in the amounts of R$4,882 and R$3,655, respectively (mainly by means of Finame and BNDES operations), influenced by exchange variation of 31.9% in 2008, which affected the foreign currency indexed and/or denominated borrowing and onlending liabilities, the balances of which were R$9,621 in December/07 and R$14,593 in December/08.

The variation in the quarter results from (i) the decrease in the volume of funds from foreign and local borrowing and onlending R$1,225, offset by: (ii) the increase in the country R$1,193 (mainly by means of Finame and BNDES operations), influenced by the exchange variation of 22.1% in 4Q08, which affected the foreign currency indexed and/or denominated borrowing and onlending liabilities, the balances of which were R$15,741 in September/08 and R$14,593 in December/08.

Technical Provisions for Insurance, Private Pension Plans and Certificated Savings Plans

December			2008

2007	2008	Variation %	September	December	Variation %
58,526	64,587	10.4	62,888	64,587	2.7

The increase in the year is basically due to: (i) the increase in sales of supplementary private pension plans, certificated savings plans and insurance policies; and (ii) the price-level restatement and interest of technical provisions. The main variations occurred: (a) in the private pension plan segment, in the “VGBL,” R$3,111, and “PGBL/ Traditional,” R$1,957, plans; (b) in the insurance segments, in the Health line, R$214, and in the Life line, R$399 (R$100 of which resulting from the increase of the IBNR tail from 5 to 7 years); and (c)in the certificated savings plans segment, R$214.

The increase in the quarter is basically due to: (i) the price-level restatement and interest of technical provisions; and (ii) the increase in sales of supplementary private pension plans, certificated savings plans and insurance policies. The main variations occurred: (a) in the private pension plan segment, in the “VGBL,” R$849, and “PGBL/Traditional,” R$483, plans; (b) in the insurance segment, in the Life line, R$194 (R$100 of which resulting from the increase of the IBNR tail from 5 to 7 years); and (c) in the Auto line, R$100.

Other Liabilities, Derivative Financial Instruments and Deferred Income

December			2008

2007	2008	Variation %	September	December	Variation %
54,494	76,751	40.8	64,081	76,751	19.8

The variation in the year mostly derives from: (i) the increase of the “Exchange Portfolio”, R$13,135; (ii) the increase in “Subordinated Debts”, R$3,431; (iii) the increase of the balance of items “Tax and Social Security”, R$1,644; (iv) “Derivative Financial Instruments”, R$1,090; (v) “Acquisition of Assets – Financial Lease” R$1,042 (adjustment to Law 11,638/07); and (vi) “Acquisition of Assets and Rights”, R$810.

Obs.: excludes advances on foreign exchange contracts of R$6,782 and R$9,846 allocated to the specific item of loan operations in December/07 and December/08, respectively.

The variation in the quarter is mainly due to: (i) the increase of the “Exchange Portfolio”, R$10,618; (ii) the increase in “Subordinated Debts”, R$1,731; (iii) “Acquisition of Assets – Financial Lease” R$1,042 (adjustment to Law 11,638/07); (iv) the increase in the item “Acquisition of Assets and Rights”, R$700; (v) the increase in items “Tax and Social Security” R$639; mitigated by: (v) the decrease in item “Collection and Payment of Securities and Similar Bonds”, R$2,039.

Obs.: excludes advances on foreign exchange contracts of R$6,788 in September/08 and R$9,846 in December/08, allocated to the specific item of loan operations.

Equity Analysis – R$ million

Minority Interest in Subsidiaries

December			2008

2007	2008	Variation %	September	December	Variation %
155	321	107.1	627	321	(48.8)

The variation in the year is basically due to the minority shareholders of Banco Bradesco BBI S.A., R$81 and of Celta Holding S.A. R$69.			The variation in the quarter is basically due to the decrease in minority shareholders of Banco Bradesco BBI S.A. by R$322.

Shareholders' Equity

December			2008

2007	2008	Variation %	September	December	Variation %
30,357	34,257	12.8	34,168	34,257	0.3

The variation in the year is due to: (i) the appropriation of reported net income in the amount of R$7,620; (ii) the capital increase in the amount of R$1,200; (iii) the goodwill calculated in the sale of the remaining shares from the subscription in the amount of R$7; which was offset by: (iv) the interest on shareholders’ equity/dividends paid and provisioned, R$2,692; (v) the reduction of the market value adjustment reserve of Securities and Derivatives, R$2,131; (vi) the adjustment of previous years (Law 11,638/07), R$99; and (vii) the acquisition of our own shares for treasury, R$5. (*) In September and December 2008, it refers to Basel II.

The variation in the quarter is due to: (i) the appropriation of reported net income in the amount of R$1,605 which was offset by: (ii) the decrease in the market value adjustment reserve of Securities and Derivatives, R$795, (iii) the interest on shareholders’ equity/dividends paid and provisioned, R$621; (iv) adjustment of previous years (Law 11,638/07), R$99; and (v) the acquisition of our own treasury shares, R$1.

2-Main Statement of Income Information

Consolidated Statement of Adjusted Income – in thousand of R$

	Years

	2008	2007	2006	2005	2004

Revenues from Financial Intermediation	59,603,824	41,592,988	38,375,859	34,268,623	27,210,965
Loan Operations	29,862,392	22,372,226	20,408,469	17,158,864	13,000,941
Leasing Operations	2,398,185	916,745	653,260	444,389	300,850
Operations with Securities	14,152,733	7,647,781	7,025,986	7,073,266	5,975,474
Financial Income from Insurance, Private Pension Plans and Certificated Savings
Plans	6,477,152	7,501,995	6,887,472	6,171,213	5,142,434
Derivative Financial Instruments	1,547,028	1,264,654	1,344,438	1,307,818	922,827
Foreign Exchange Operations	3,639,003	646,352	729,647	617,678	691,302
Compulsory Deposits	1,527,331	1,243,235	1,326,587	1,495,395	1,177,137
Expenses from Financial Intermediation (Excluding PDD)	33,954,595	19,293,584	18,536,698	17,719,666	13,980,085
Federal Funds Purchased and Securities Sold under Agreements to Repurchase	22,761,960	13,726,131	12,666,708	12,421,171	9,341,527
Price-Level Restatement and Interest on Technical Provisions for Insurance,
Private Pension Plans and Certificated Savings Plans	4,007,684	4,616,356	4,004,823	3,764,530	3,215,677
Borrowing and Onlending Operations	7,179,517	942,776	1,857,009	1,525,270	1,405,389
Leasing Operations	5,434	8,321	8,158	8,695	17,492
Financial Margin	25,649,229	22,299,404	19,839,161	16,548,957	13,230,880
Allowance for Loan Losses Expenses	7,286,779	5,497,709	4,412,413	2,507,206	2,041,649
Gross Income from Financial Intermediation	18,362,450	16,801,695	15,426,748	14,041,751	11,189,231
Other Operating Income/Expenses	(7,970,370)	(7,172,136)	(6,759,505)	(6,543,186)	(7,071,120)
Fee and Commission Income	11,215,095	10,805,490	8,897,882	7,348,879	5,824,368
Operating Income from Insurance, Private Pension Plans and
Certificated Savings Plans	2,255,643	711,512	1,025,221	620,991	(60,645)
Insurance, Private Pension Plans and Certificated Savings Plans Retained Premiums	22,823,750	20,856,935	18,008,226	13,647,089	13,283,677
– Net Premiums Written	23,148,752	21,478,969	19,021,852	16,824,862	15,389,170
– Reinsurance Premiums	(325,002)	(622,034)	(1,013,626)	(3,177,773)	(2,105,493)
Variation of Technical Provisions for Insurance, Private Pension Plans and
Certificated Savings Plans	(10,532,671)	(11,669,410)	(8,711,991)	(5,010,940)	(6,094,753)
Retained Claims	(7,391,196)	(6,014,455)	(6,026,651)	(5,825,292)	(5,159,188)
Certificated Savings Plans Drawings and Redemptions	(1,466,045)	(1,377,758)	(1,221,626)	(1,228,849)	(1,223,287)
Insurance, Private Pension Plans and Certificated Savings Plans Selling Expenses	(1,178,195)	(1,083,800)	(1,022,737)	(961,017)	(867,094)
Personnel Expenses	(7,166,253)	(6,569,547)	(5,932,406)	(5,311,560)	(4,969,007)
Other Administrative Expenses	(8,184,330)	(6,911,514)	(5,870,030)	(5,142,329)	(4,937,143)
Tax Expenses	(2,206,502)	(2,388,815)	(2,149,905)	(1,827,337)	(1,464,446)
Equity in the Earnings (Losses) of Unconsolidated Companies	135,356	42,268	72,324	76,150	163,357
Other Operating Income	1,718,246	1,435,192	1,420,217	1,096,968	1,198,532
Other Operating Expenses	(5,737,625)	(4,296,722)	(4,222,808)	(3,404,948)	(2,826,136)
Operating Income	10,392,080	9,629,559	8,667,243	7,498,565	4,118,111
Non-Operating Income	(3,432)	24,550	(8,964)	(106,144)	(491,146)
Income Before Tax on Income and Interest	10,388,648	9,654,109	8,658,279	7,392,421	3,626,965
Income Tax and Social Contribution	(2,728,848)	(2,432,630)	(2,286,765)	(1,869,516)	(554,345)
Minority Interest in Subsidiaries	(33,821)	(11,213)	(9,007)	(8,831)	(12,469)
Adjusted Net Income	7,625,979	7,210,266	6,362,507	5,514,074	3,060,151

Adjustments	(5,741)	799,458	(1,308,467)	–	–

Reported Net Income	7,620,238	8,009,724	5,054,040	5,514,074	3,060,151

Return on (Average) Shareholders’ Equity without Adjustment to Market Value Reserve – Securities and Derivatives (Adjusted Income)	23.8%	28.3%	31.1%	32.7%	22.5%
Adjusted Financial Margin – Interest (*)	7.6%	8.3%	9.0%	9.0%	8.2%

(*) (Adjusted Interest Financial Margin) / (Total Average Assets - Permanent Assets - Purchase and Sale Commitments).

	2008				2007

	4th Qtr.	3rd Qtr.	2rd Qtr.	1rd Qtr.	4th Qtr.	3rd Qtr.	2rd Qtr.	1rd Qtr.

Revenues from Financial Intermediation	19,061,087	16,080,524	12,768,540	11,693,673	11,162,847	10,612,598	10,248,772	9,568,771
Loan Operations	8,864,704	8,003,935	6,422,633	6,571,120	6,073,076	5,650,541	5,416,011	5,232,598
Leasing Operations	816,841	691,068	517,740	372,536	283,874	248,354	192,700	191,817
Operations with Securities	5,391,255	4,701,956	2,239,185	1,820,337	1,807,151	2,026,424	2,018,989	1,795,217
Financial Income from Insurance, Private Pension
Plans and Certificated Savings Plans	1,467,509	865,743	2,467,555	1,676,345	2,068,229	1,889,168	1,859,454	1,685,144
Derivative Financial Instruments	162,016	94,496	761,901	528,615	390,459	371,879	303,746	198,570
Foreign Exchange Operations	2,013,231	1,244,094	(14,203)	395,881	231,895	121,888	143,305	149,264
Compulsory Deposits	345,531	479,232	373,729	328,839	308,163	304,344	314,567	316,161
Expenses from Financial Intermediation (Excluding PDD)	12,388,745	9,746,539	6,175,442	5,643,869	5,165,547	5,033,028	4,545,323	4,549,686
Federal Funds Purchased and Securities Sold under Agreements to Repurchase	7,666,503	6,559,832	4,717,570	3,818,055	3,523,771	3,536,178	3,370,988	3,295,194
Price-level Restatement and Interest on Technical
Provisions for Insurance, Private Pension Plans
and Certificated Savings Plans	926,147	345,659	1,711,644	1,024,234	1,287,681	1,188,122	1,096,964	1,043,589
Borrowing and Onlending	3,794,252	2,839,757	(254,877)	800,385	352,835	306,355	74,374	209,212
Leasing Operations	1,843	1,291	1,105	1,195	1,260	2,373	2,997	1,691
Financial Margin	6,672,342	6,333,985	6,593,098	6,049,804	5,997,300	5,579,570	5,703,449	5,019,085
Allowance for Loan Losses Expenses	1,961,700	1,823,900	1,834,342	1,666,837	1,555,779	1,438,305	1,343,964	1,159,661
Gross Income from Financial Intermediation	4,710,642	4,510,085	4,758,756	4,382,967	4,441,521	4,141,265	4,359,485	3,859,424
Other Operating Income/Expenses	(2,271,390)	(1,902,013)	(1,981,631)	(1,815,336)	(1,960,671)	(1,683,978)	(1,949,496)	(1,577,991)
Fee and Commission Income	2,817,724	2,819,169	2,774,673	2,803,529	2,895,760	2,742,006	2,608,536	2,559,188
Operating Income from Insurance, Private
Pension Plans and Certificated Savings Plans	543,941	628,781	568,164	514,757	146,407	208,341	115,334	241,430
Insurance, Private Pension Plans and Certificated
Savings Plans Retained Premiums	6,135,168	5,737,083	5,666,383	5,285,116	6,052,442	5,268,063	4,892,880	4,643,550
– Net Premiums Issued	6,204,046	5,821,416	5,756,330	5,366,960	6,174,894	5,448,219	5,054,748	4,801,108
– Reinsurance Premiums	(68,878)	(84,333)	(89,947)	(81,844)	(122,452)	(180,156)	(161,868)	(157,558)
Variation of Technical Provisions for Insurance,
Private Pension Plans and Certificated
Savings Plans	(2,732,824)	(2,624,258)	(2,642,347)	(2,533,242)	(3,643,969)	(2,952,534)	(2,659,549)	(2,413,358)
Retained Claims	(2,147,086)	(1,822,420)	(1,782,118)	(1,639,572)	(1,594,955)	(1,488,084)	(1,503,530)	(1,427,886)
Certificated Savings Plans Drawings and
Redemptions	(410,563)	(382,466)	(354,756)	(318,260)	(378,480)	(345,729)	(352,506)	(301,043)
Insurance, Private Pension Plans and Certificated
Savings Plans Selling Expenses	(300,754)	(279,158)	(318,998)	(279,285)	(288,631)	(273,375)	(261,961)	(259,833)
Personnel Expenses	(1,889,770)	(1,824,801)	(1,715,129)	(1,736,553)	(1,820,181)	(1,640,132)	(1,649,408)	(1,459,826)
Other Administrative Expenses	(2,290,141)	(2,110,603)	(1,968,592)	(1,814,994)	(1,972,778)	(1,755,090)	(1,644,146)	(1,539,500)
Tax Expenses	(495,509)	(536,007)	(569,391)	(605,595)	(622,899)	(599,256)	(581,290)	(585,370)
Equity in the Earnings (Losses) of Unconsolidated
Companies	46,930	22,601	33,656	32,169	9,771	16,403	4,505	11,589
Other Operating Income	520,615	543,998	323,851	329,782	424,016	374,964	298,938	337,274
Other Operating Expenses	(1,525,180)	(1,445,151)	(1,428,863)	(1,338,431)	(1,020,767)	(1,031,214)	(1,101,965)	(1,142,776)
Operating Income	2,439,252	2,608,072	2,777,125	2,567,631	2,480,850	2,457,287	2,409,989	2,281,433
Non-operating Income	(5,516)	7,857	(20,604)	14,831	21,425	1,710	4,129	(2,714)
Income Before Income Taxes and Interest	2,433,736	2,615,929	2,756,521	2,582,462	2,502,275	2,458,997	2,414,118	2,278,719
Income Tax and Social Contribution	(610,783)	(695,681)	(750,375)	(672,009)	(644,495)	(605,489)	(612,311)	(570,335)
Minority Interest in Subsidiaries	(16,502)	(10,013)	(3,715)	(3,591)	(3,678)	(3,018)	(1,450)	(3,067)
Adjusted Net Income	1,806,451	1,910,235	2,002,431	1,906,862	1,854,102	1,850,490	1,800,357	1,705,317
Adjustments Made	(201,364)	–	–	195,623	338,787	(40,277)	500,948	–
Reported Net Income	1,605,087	1,910,235	2,002,431	2,102,485	2,192,889	1,810,213	2,301,305	1,705,317

Return on (Average) Shareholders’ Equity
without Adjustment to Market Value
Reserve – Securities and Derivatives
(Adjusted Income)	22.8%	25.1%	27.6%	28.7%	29.4%	31.4%	32.9%	32.5%
Adjusted Financial Margin – Annualized
Interest (*)	7.3%	7.8%	8.1%	8.4%	8.5%	8.6%	8.7%	8.6%

(*) (Adjusted Interest Financial Margin) / (Total Average Assets - Permanent Assets - Purchase and Sale Commitments).

Profitability

Bradesco’s adjusted net income reached R$7,625 million in 2008, against R$7,210 million recorded in 2007, a 5.8% increase. Shareholders’ equity amounted to R$34,257 million on December 31, 2008, a 12.8% y-o-y growth. Accordingly, ROAE reached 23.8% (*). On December 31, 2008, total assets added up to R$454,413 million, growing 33.2% y-o-y. The annualized ROAA in 2008 stood at 1.9% . Earnings per share reached R$2.48.

In 4Q08, the result was R$1,806 million, a decrease of R$104 million or 5.4% compared to the adjusted net income of 3Q08. The annualized ROAE reached 22.8% (*) and the annualized ROAA, in 4Q08, was 1.7% . Earnings per share reached R$0.59.

In 4Q08, financial margin revenues increased, in the amount of R$338 million, mainly due to: (i) the increase in interest-earning operations, in the amount of R$275 million, R$682 million from higher average volume of business and R$407 million from decrease in spread – due to change in portfolio mix (higher growth of corporate segment); and (ii) the increase in the “non-interest” income, in the amount of R$63 million, related to higher treasury/securities gains, even considering R$(126) million from the negative CDS variation related to Brazilian government securities issued abroad, (R$(276) million in 4Q08 and R$(150) million in 3Q08), caused by world financial markets volatility.

The operating result from insurance, private pension plans and certificated savings plans had, in the 4Q08, an R$86 million decrease, basically motivated: (i) by insurance operations, in the amount of R$258 million, of which R$100 million are mainly due to the IBNR tail expansion from 5 to 7 years (life line) and R$40 million by losses caused by floods that stroke the state of Santa Catarina, as weel as claim increase in the Health line, reflecting the impact of the U.S. Dollar valuation in laboratory/ medical costs; mitigated by: (ii) by supplementary private pension plan in the amount of R$181 million, due to the seasonal increase in business volume in 4Q08 (Christmas bonus).

In 4Q08, the allowance for loan losses expenses had a variation of R$138 million, as a result, basically, of the increase in the total delinquency ratio (over 90 days), which had an increase of 0.1 percentage point due to the downturn in the macroeconomic scenario.

The efficiency ratio of the year was 42.0%, with a decrease when compared to the 41.8%, recorded in 2007, and to the 41.6% recorded in the twelvemonth period ended on September 30, 2008. The variation occurred in the last two quarters reflects the organic growth and the investments in technology, which have been made more intensively in this period and results of which are expected for the next years.

The Coverage Ratio (fee and commission income)/ (personnel expenses + administrative expenses) of 2008 (73.1%) decreased 7.1 percentage points compared to the ratio recorded in 2007 (80.2%) and 2.4 percentage against the ratio of the twelvemonth period ended on September 30, 2008 (75.5%), mainly influenced by (i) the effect of the fee adjustment and TAC no longer charged as of 2008; (ii) the expansion of our service stations in the country (from 29,982 in December 2007 to 38,183 in December 2008, which includes 3,359 branches); and (iii) the investments in our technological platform (IT Improvement Project).

(*) not considering the mark-to-market effects of Available-for-Sale Securities in the Shareholders’ Equity

Income by Business Segment

Income Breakdown – %

Variation in the Main Statement of Income Items

Breakdown of Net Income in 2007 x 2008 – in millions of R$

(1) Composition: Premiums and net Contributions of variations in Technical Provisions for Insurance, Private Pension Plans and Certificated Savings Plans deducted from Claims, Drawings, Redemptions and Commissions, not including Financial Income on Insurance activities and price-level restatement and interest on Technical Provisions, which are included in the Financial Margin.
(2) Composition: Tax Expenses, Equity in the Earnings of Affiliated Companies, Other Operating Income, Other Operating Expenses, Non-Operating Income and Minority Interest in Subsidiaries.

Breakdown of Net Income from 3Q08 to 4Q08 – in millions of R$

(1) Composition: Premiums and net Contributions of variations in Technical Provisions for Insurance, Private Pension Plans and Certificated Savings Plans deducted from Claims, Drawings, Redemptions and Commissions, not including Financial Income on Insurance activities and price-level restatement and interest on Technical Provisions, which are included in the Financial Margin.
(2)Composition: Tax Expenses, Equity in the Earnings of Affiliated Companies, Other Operating Income, Other Operating Expenses, Non-Operating Income and Minority Interest in Subsidiaries.

Variation in Items Composing the Financial Margin

Breakdown of Financial Margin in 2007 x 2008 – in millions of R$

Obs.: Considers the revenue generated by each product composing the financial margin, except the opportunity cost which, most of the time, is represented by the CDI variation.

Breakdown of Financial Margin from 3Q08 to 4Q08 – in millions of R$

Obs.: Considers the revenue generated by each product composing the financial margin, except the opportunity cost which, most of the time, is represented by the CDI variation.

Analysis of the Adjusted Financial Margin and Average Rates

Income x Loan Operations

	in millions of R$

	Year		2008

	2007	2008	3rd Qtr.	4th Qtr.

Loan Operations	98,588	127,019	129,709	137,026
Leasing Operations	5,480	14,829	17,121	19,892
Advances on Exchange	6,135	7,669	7,182	8,317
Other Receivables	506	1,041	509	1,793
1 – Total – (Quarterly Average Balance)	110,709	150,558	154,521	167,028
2 – Income (Loan, Leasing and Exchange Operations) (*)	23,557	32,324	8,587	9,674
3 – Exponentially Annualized Average Rate (2/1)	21.3%	21.5%	24.1%	25.4%

(*) Includes Income from Loan Operations, Net Income from Leasing Operations and Income of the Adjusted Exchange (Note 11a).

Income on Securities x Securities

	in millions of R$

	Year		2008

	2007	2008	3rd Qtr.	4th Qtr.

Securities	104,182	120,509	125,664	131,985
Interbank Investments	32,493	58,306	65,521	65,771
Purchase and Sale Commitments	(58,917)	(81,779)	(92,871)	(83,720)
Derivative Financial Instruments	(1,356)	(1,708)	(1,962)	(2,184)
4 – Total – (Quarterly Average Balance)	76,402	95,328	96,352	111,852
5 – Income on Securities (Net of Purchase and Sale Commitments
Expenses) (*)	10,260	12,106	2,590	4,029
6 – Exponentially Annualized Average Rate (5/4)	13.4%	12.7%	11.2%	15.2%

(*) Includes Interest Income from Insurance, Private Pension Plans and Certificated Savings Plans, Derivative Financial Instruments and Foreign Exchange Adjustment (Note 11a).

Income from Financial Intermediation x Total Assets

	in millions of R$

	Year		2008

	2007	2008	3rd Qtr.	4th Qtr.

7 – Total Assets – Permanent Assets – Purchase and Sale
Commitments – (Quarterly Average Balance)	236,651	308,231	314,834	347,761
8 – Income from Financial Intermediation	41,593	59,604	16,081	19,061
9 – Exponentially Annualized Average Rate (8/7)	17.6%	19.3%	22.0%	23.8%

Expenses x Funding

	in millions of R$

	Year		2008

	2007	2008	3rd Qtr.	4th Qtr.

Deposits	87,145	126,290	130,961	151,832
Funds from Acceptance and Issuance of Securities	6,249	6,949	6,002	7,774
Interbank and Interdepartmental Accounts	2,082	2,522	2,498	2,726
Subordinated Debts	13,312	17,172	17,113	18,383
10 – Total Funding – (Quarterly Average Balance)	108,788	152,933	156,574	180,715
11 – Expenses (*)	6,342	11,336	3,198	4,304
12 – Exponentially Annualized Average Rate (11/10)	5.8%	7.4%	8.4%	9.9%

(*) Funding Expenses except Purchase and Sale Commitment expenses, less Income on Compulsory Deposits and Foreign Exchange Adjustment (Note 11a).

Expenses x Technical Provisions from Insurance, Private Pension Plans and Certificated Savings Plans

	in millions of R$

	Year		2008

	2007	2008	3rd Qtr.	4th Qtr.

13 – Technical Provisions for Insurance, Private Pension Plans and
Certificated Savings Plans – (Quarterly Average Balance)	53,305	61,558	62,478	63,738
14 – Expenses (*)	4,616	4,008	346	926
15 – Exponentially Annualized Average Rate (14/13)	8.7%	6.5%	2.2%	5.9%

(*) Price-Level Restatement and Interest on Technical Provisions from Insurance, Private Pension Plans and Certificated Savings Plans.

Expenses x Borrowing and Onlending (Local and Foreign)

	in millions of R$

	Year		2008

	2007	2008	3rd Qtr.	4th Qtr.

Borrowing	6,929	10,502	11,138	14,103
Onlending	12,943	16,715	17,219	17,859
16 – Total Borrowing and Onlending – (Quarterly Average
Balance)	19,873	27,217	28,358	31,962
17 – Expenses from Borrowing and Onlending (*)	559	3,437	1,298	1,800
18 – Exponentially Annualized Average Rate (17/16)	2.8%	12.6%	19.6%	24.5%

(*) Includes Foreign Exchange Adjustment (Note 11a).

Financial Margin x Total Assets

	in millions of R$

	Year		2008

	2007	2008	3rd Qtr.	4th Qtr.

19 – Total Assets – Permanent Assets – Purchase and Sale Commitments
(Quarterly Average Balance)	236,651	308,231	314,834	347,761
20 – Financial Margin (*)	22,300	25,649	6,334	6,672
21 – Exponentially Annualized Average Rate (20/19)	9.4%	8.3%	8.3%	7.9%

(*) Gross Income from Financial Intermediation, excluding PDD.

Financial Market Indicators

Analysis of Financial Margin

a) Financial Margin Adjustment

We separately show the hedge fiscal effect referring to investments abroad in the compared periods that, regarding income, simply annuls the fiscal effect (IR/CS and PIS/Cofins) of this hedge strategy.

The fiscal effect is caused by the fact that the foreign exchange variation of investments abroad is not deductible when there is loss and non taxable when there is gain, while the income from derivatives is taxable when it generates gain and deductible when it generates loss.

Thus, the gross hedge income is reflected in the financial margin, in the “Results from Derivative Financial Instruments” item and its respective taxes are included in the “Tax Expenses” and “Income Tax and Social Contribution” items, as shown below:

Hedge Fiscal Effect of Investments Abroad – in millions of R$

Effect in the Items	Effect in 2007				Effect in 2008

	Financial	Tax	IR/CS	Net	Financial	Tax	IR/CS	Net
	Margin	Expenses		Income	Margin	Expenses		Income

Partial Result of the Hedge of
Investments Abroad	2,363	(110)	(766)	1,487	(5,538)	257	2,189	(3,092)
Foreign Exchange Variation
of Investments Abroad	(1,487)	–	–	(1,487)	3,092	–	–	3,092
Total	876	(110)	(766)	–	(2,446)	257	2,189	–

Effect in the Items	Effect in 3Q08				Effect in 4Q08

	Financial	Tax	IR/CS	Net	Financial	Tax	IR/CS	Net
	Margin	Expenses		Income	Margin	Expenses		Income

Partial Result of the Hedge of
Investments Abroad	(2,762)	128	1,054	(1,580)	(4,091)	190	1,561	(2,340)
Foreign Exchange Variation of
Investments Abroad	1,580	–	–	1,580	2,340	–	–	2,340
Total	(1,182)	128	1,054	–	(1,751)	190	1,561	–

For a better understanding of the financial margin in the periods, the effects of the referred hedge and the foreign exchange variation of investments abroad in the financial margin were excluded, as well as results on sale/mark-to-market of investments, as follows:

Adjusted Financial Margin

	In millions of R$

	Year		Variation	2008		Variation

	2007	2008		3st Quarter	4nd Quarter

Reported Financial Margin	23,530	23,657	127	5,152	5,375	223
(-) Sale of Arcelor	(354)	–	354	–	–	–
(-) Mark-to-market of Visa Inc. shares	–	(454)	(454)	–	(454)	(454)
(-) Hedge/Foreign Exchange Variation	(876)	2,446	3,322	1,182	1,751	569
Adjusted Financial Margin	22,300	25,649	3,349	6,334	6,672	338
Average Adjusted Financial Margin Rate (*)	9.4%	8.3%	–	8.3%	7.9%	–

(*) (Annualized Adjusted Financial Margin) / (Total Average Assets - Permanent Assets - Purchase and Sale Commitments).

b) Adjusted Financial Margin Variation

In 2008, the adjusted financial margin reached R$25,649 million, representing a 15.0% y-o-y increase over the R$22,300 million recorded in 2007. When comparing 4Q08 with 3Q08, there was a 5.3% increase in the adjusted financial margin. The analytical opening of the financial margin result between “interest” and “non-interest” results is shown below:

Adjusted Financial Margin Breakdown

	In millions of R$

	Year		Variation	2008		Variation

	2007	2008		3st Quarter	4nd Quarter

Interest due to volume			6,036			682
Interest due to spreads			(2,249)			(407)
(=) Financial Margin - Interest	19,633	23,420	3,787	5,939	6,214	275
(+) Financial Margin - Non-Interest	2,667	2,229	(438)	395	458	63
(=) Adjusted Financial Margin	22,300	25,649	3,349	6,334	6,672	338

In 2008, the “interest” financial margin amounted to R$23,420 million versus R$19,633 million recorded in 2007, accounting for a y-o-y increase of 19.3% or R$3,787 million. This variation had an impact due to the increase in the volume of operations, which positively contributed to the financial margin by R$6,036 million. This result was partially minimized by the increase in the share of operations of large and medium-sized companies, which reduced the average spread, in the amount of R$2,249 million.

There was a 4.6% or R$275 million q-o-q increase in the “interest” financial margin. This variation was positively impacted by R$682 million due to the higher credit growth in relation to funding, while the reduction in spreads had a negative effect of R$407 million, due to the change in the portfolio mix (higher growth of corporate segment).

Below, we show the “interest” financial margin entry among the main business lines of Bradesco:

	In millions of R$

	Year		Variation	2008		Variation

	2007	2008		3st Quarter	4nd Quarter

Loan	13,159	16,136	2,977	4,081	4,256	175
Funding	2,201	2,748	547	733	830	97
Insurance	2,147	2,097	(50)	495	499	4
Securities/Others	2,126	2,439	313	630	629	(1)
(=) Financial Margin – Interest	19,633	23,420	3,787	5,939	6,214	275

In 2008 we can observe a strong increase in the loan margin, with a growth of R$2,977 million compared to 2007 and a 22.6% growth. Q-o-q we can observe that the highest results of the financial margin – interest were observed in funding and loan, evolving R$97 million, growing 13.2% and R$175 million, with a growth of 4.3%, respectively, especially leveraged by the growth of volumes.

Bradesco recorded a 32.1% y-o-y growth in loan operations, reflecting an increase in the financial margin, both in individuals segment, in products for consumer financing, and in the corporate clients segment, in products for the business working capital.

In the q-o-q comparison, we observe a growth in the volume of Corporate portfolio, reflecting the companies’ needs of funds denominated in domestic currency, especially in the working capital segment. In addition, we point out an ongoing growth of consumer financing for individuals.

We also point out the real estate financing product, which had a significant organic growth in 2008 compared to 2007, benefited by the Organization’s extensive network.

As result of the confidence achieved in the market and its excellent capacity and reputation, Bradesco has been outstandingly performing in funding operations. When comparing 2008 with 2007, the balance increased R$54 billion or 48.4% and time deposits standing out, and the margin had a variation of R$547 million or a 24.9% growth.

Q-o-q, the “funding” business line recorded an increase in the balance of R$25 billion or 14.2% and the time deposits was the main product that contributed to such growth, and the margin had a variation of R$97 million or a 13.2% growth.

In relation to securities and other operations, the evolutions recorded in the q-o-q comparison and in the 2008 y-o-y comparison mainly derive from the volume growth.

The result of insurance business line stood at R$499 million in 4Q08, slightly improving compared to the previous quarter.

The growth in the “interest” financial margin when compared to the quarter since 2005 is shown in the graph below:

Adjusted Financial Margin Breakdown

(*) (Interest Financial Margin) / Average Total Assets – Permanent Assets – Purchase and Sale Commitments).

The annualized interest financial margin rate reached 7.3% in 4Q08, a decrease when compared to the 7.8% index observed in the previous quarter. The growth of loan, in lower risk lines, and funding volumes, as previously mentioned were essential to soften the effect of this decrease, reaffirming Bradesco’s solidity.

The “non-interest” adjusted financial margin reached R$458 million in 4Q08 against R$395 million in 3Q08. This growth of R$63 million was basically due to higher treasury/securities gains, even considering R$(126) million from the negative mark-to-market variations of CDS related to Brazilian government securities issued abroad (R$(276) million in 4Q08 and R$(150) million in 3Q08) caused by world financial markets volatility.

Y-o-y, the “non-interest” adjusted financial margin reached R$2,229 million against R$2,667 million in 2007. The R$438 million decrease is basically comprised of: (i) R$776 million of lower treasury/ securities gains, R$326 million of which are related to the negative mark-to-market variation of CDS, related to Brazilian government securities issued abroad, caused by world financial markets volatility in 2H08; mitigated by: (ii) the higher credit recovery, in the amount of R$360 million.

Allowance for Loan Losses

PDD Growth

	In millions of R$

	2007			2008

	3rd Qtr.	4th Qtr.	Year	3rd Qtr.	4th Qtr.	Year

Opening Balance	7,033	7,428	6,646	8,652	9,136	7,826
Amount Recorded	1,438	1,556	5,498	1,824	2,559	7,884
Amount Written-off	(1,105)	(1,158)	(4,389)	(1,340)	(1,432)	(5,447)
Balance from Acquired Institutions	62	–	71	–	–	–
Closing Balance	7,428	7,826	7,826	9,136	10,263	10,263
Specific Allowance	4,196	4,413	4,413	5,274	5,928	5,928
Generic Allowance	2,120	2,285	2,285	2,670	2,714	2,714
Excess Allowance	1,112	1,128	1,128	1,192	1,621	1,621
Credit Recovery	197	288	882	345	353	1,242

PDD for Loan and Leasing Operations

	In millions of R$

	2007		2008

	September	December	September	December

PDD (A)	7,428	7,826	9,136	10,263
Loan Operations (B)	116,357	131,307	160,634	173,423
PDD over Loan Operations (A/B)	6.4%	6.0%	5.7%	5.9%

Coverage Ratio – PDD/Non-performing Loans (E to H)

	In millions of R$

	2007		2008

	September	December	September	December

(1) Total Allowances	7,428	7,826	9,136	10,263
(2) Non-performing Loans (E-H)	5,034	5,277	6,347	7,100
Coverage Ratio (1/2)	147.5%	148.3%	143.9%	144.5%

Coverage Ratio – NPL (*)

	In millions of R$

	2007		2008

	September	December	September	December

(1) Total Allowances	7,428	7,826	9,136	10,263
(2) Non Performing Loans	5,155	5,564	6,734	7,853
NPL Ratio (1/2)	144.1%	140.7%	135.7%	130.7%

(*) Loan operations overdue for more than 59 days and which do not generate income under the accrual method of accounting.

For further information on PDD, see pages 170 and 171 of this Report.

Fee and Commission Income

	In millions of R$

	2007			2008

	3rd Qtr.	4th Qtr.	Year	3rd Qtr.	4th Qtr.	Year

Card Income	623	688	2,449	779	865	3,034
Checking Accounts	591	609	2,357	557	554	2,265
Loan Operations	504	521	1,934	356	322	1,584
Assets under Management	376	384	1,439	407	386	1,570
Collection	217	227	859	252	254	973
Interbank Fee	81	85	321	89	95	353
Consortium Management	61	65	236	84	84	318
Custody and Brokerage Services	64	71	241	79	101	329
Tax Payment	63	56	255	60	61	239
Other	162	190	715	156	96	550
Total	2,742	2,896	10,806	2,819	2,818	11,215

In 2008, fee and commission income increased by 3.8%, an increase of R$409 million y-o-y.

The main items that influenced in the increase of fee and commission income over the years were:

– 23.9% growth, represented by the increase of R$585 million in “Card Income” item itself related to the increase of 15.9% of the cards base, from 70,469 thousand to 81,691 thousand, as well as the 19.7% increase of the number of transactions, from 798,474 thousand to 955,902 thousand;

– 5.4% growth in asset management, from R$177.5 billion on December 31, 2007 to R$187.2 billion on December 31, 2008, related to the R$131 million growth in the “Asset Management” item;

– 13.3% growth represented by the increase of R$114 million in the “Collection” item related to the increase in business volume, of which it is market leader with a 30.1% market share (Sisbacen – September 2008);

– R$82 million growth in the “Consortium Management” item, resulting from the 15.9% increase in active quotas, varying from 298,618 on December 31, 2007 to 345,969 on December 31, 2008; and

– reduction in the “Checking Account”(R$92 million) and “Loan Operations” items (R$350 million), basically due to the fees adjustment and TAC no longer charged to individuals.

When comparing 4Q08 and 3Q08, revenue remained steady. The highest variations derived from:

– the reduction in loan operation fees in the amount of R$ 34 million, due to the lower volume of operations, especially vehicles financing;

– the R$26 million reduction in underwriting operations, due to the reduction of operations;

– the R$21 million decrease in “Asset Management” item, resulting from the reallocation of funds to more conservative assets, such as savings accounts and CDB; and

– the 11.0% increase represented by the R$86 million increase in item “Card Income” item related to the 1.9% increase in the card base, from 80,207 thousand to 81,691 thousand, as well as the 9.8% increase in the number of transactions, from 240,654 thousand to 264,333 thousand;

Administrative and Personnel Expenses

	In millions of R$

	2007			2008

	3rd Qtr.	4th Qtr.	Year	3rd Qtr.	4th Qtr.	Year

Administrative Expenses
Third-Party Services	433	474	1,635	576	627	2,129
Communication	238	250	940	264	283	1,061
Financial System Services	138	142	532	163	169	631
Depreciation and Amortization	135	137	538	149	151	612
Advertising and Publicity	133	229	598	150	211	643
Transportation	132	142	522	145	150	566
Rentals	102	104	402	116	130	462
Data Processing	106	114	407	120	124	449
Maintenance and Repairs	76	82	296	95	107	377
Assets Leasing	63	77	231	89	102	352
Security and Vigilance	50	50	193	58	57	218
Materials	52	52	197	52	60	204
Water, Electricity and Gas	39	45	174	43	48	183
Travel	19	20	70	23	22	87
Other	39	55	177	68	49	211
Total	1,755	1,973	6,912	2,111	2,290	8,185

Structural Personnel Expenses	1,373	1,380	5,295	1,517	1,582	5,903
Compensation/Social Charges	1,020	1,033	3,956	1,178	1,223	4,529
Benefits	353	347	1,339	339	359	1,374
Non Structural	267	441	1,275	308	308	1,264
PLR	149	272	771	180	169	726
Provision for Labor Claims	75	122	327	78	85	347
Training	22	24	75	28	30	91
Termination cost	21	23	102	22	24	100
Total	1,640	1,821	6,570	1,825	1,890	7,167

Total Administrative and Personnel
Expenses	3,395	3,794	13,482	3,936	4,180	15,352

In 2008, administrative and personnel expenses reached R$15,352 million, representing an R$1,870 million increase when compared to the R$13,482 million reached in 2007. The nominal variation of administrative expenses over the years showed a R$1,273 million increase, reaching R$8,185 million primarily due to: (i) organic growth, according to the expansion of service stations in the country from 29,982 in December 2007 to 38,183 in December 2008, which includes 3,359 branches; (ii) the increase in business volume; (iii) contractual adjustments in the period; and (iv) investments in the improvement and optimization of the technological platform (IT Improvements Project).

Personnel expenses increased R$597 million y-o-y, reaching R$7,167 million. The portion considered “Structural” increased R$608 million, mainly due to the expansion of the customer service network and the consequent increase in staff (from 82,773 in December 2007 to 86,622 in December 2008), as well as the increase in the salary levels resulting from the 2007 (6.0%) collective bargaining agreement, in addition to benefits and others in the amount of R$439 million and the 2008 collective bargaining agreement (8.15% to 10%) of R$158 million (R$42 million related to the restatement of labor liabilities and R$116 million increase of payroll). Inrelationtotheportionconsidered“Non-structural”, there was an R$11 million decrease, basically due to lower contribution from PLR in the amount of R$45 million, which was mitigated by: (i) higher provisions for labor proceedings, R$20 million; and (ii) higher expenses with training R$16 million.

When compared to the previous quarter, administrative and personnel expenses increased R$244 million, an increase of 6.2%, from the R$3,936 million in 3Q08 to R$4,180 million in the 4Q08.

When compared to the previous quarter, administrative expenses increased R$179 million, basically due to expenses with: (i) “Advertising and Publicity”, R$ 61 million; (ii) “Outsourced Services”, R$51 million; (iii) “Communication”, R$19 million; (iv) “Rental”, R$14 million; (v) “Lease of Assets”, R$13 million; and (vi) “Maintenance and Repairs”, R$12 million.

Personnel expenses increased R$65 million, basically due to: (i) the 2008 collective bargaining agreement (8.15% to 10.0%) in the amount of R$34 million, and R$96 million were recorded in 4Q08 and R$(62) million in 3Q08; and (ii) the R$31 million increase related to the expansion of service stations and increase in business volume, with the increase in the number of employees. The “non-structural” portion remained steady at R$308 million.

Operating Efficiency

	In millions of R$

	Years			2008 (*)

	2004	2005	2006	2007	September	December

Personnel Expenses	4,969	5,312	5,932	6,570	7,098	7,167
Employee Profit Sharing	(182)	(287)	(415)	(521)	(577)	(547)
Other Administrative Expenses	4,937	5,142	5,870	6,912	7,868	8,185
Total (1)	9,724	10,167	11,387	12,961	14,389	14,805

Financial Margin	13,231	16,550	19,838	22,300	24,974	25,649
Fee and Commission Income	5,824	7,349	8,898	10,806	11,293	11,215

Insurance, Private Pension Plans and Certificated Savings
Plans Subtotal	(60)	621	1,025	711	1,857	2,254
– Insurance, Private Pension Plans and Certificated Savings
Plans Retained Premiums	13,284	13,647	18,008	20,857	22,741	22,824
– Technical Provisions Variation for Insurance, Private Pension
Plans and Certificated Savings Plans	(6,095)	(5,011)	(8,712)	(11,670)	(11,446)	(10,533)
– Retained Claims	(5,159)	(5,825)	(6,026)	(6,014)	(6,840)	(7,391)
– Certificated Savings Plans Drawings and Redemptions	(1,223)	(1,229)	(1,222)	(1,378)	(1,433)	(1,466)
– Insurance, Private Pension Plans and Certificated Savings
Plans Selling Expenses	(867)	(961)	(1,023)	(1,084)	(1,165)	(1,179)
Equity in Earnings (Losses) of Unconsolidated Companies	163	76	72	42	99	136
Other Operating Expenses	(2,826)	(3,405)	(4,223)	(4,297)	(5,234)	(5,736)
Other Operating Income	1,198	1,097	1,420	1,436	1,621	1,718
Total (2)	17,530	22,288	27,030	30,998	34,610	35,236

Operating Efficiency Ratio (%) = (1/2)	55.5	45.6	42.1	41.8	41.6	42.0

(*) Amounts in the previous 12 months based on the statement of adjusted income.

Efficiency Ratio – %

Efficiency Ratio

The 2008 efficiency ratio was 42.0%, worse when compared to 41.8% recorded in 2007 and 41.6% recorded in the 12-month period ended on September 30, 2008. The variation occurred in the last two quarters reflects the organic growth and the investments in technology, which have been made more intensively in this period and whose results are expected for the next years.

Coverage Ratio

Administrative + Personnel Expenses and Fee and Commission Income

The 2008 coverage ratio (fee and commission income)/(personnel expenses + administrative expenses) (73.1%) decreased 7.1 percentage points when compared to the ratio recorded in 2007 (80.2%) and 2.4 percentage points when compared to the September 30, 2008 ratio (75.5%), mainly influenced by: (i) the effect of the fee adjustment and TAC no longer charged to individuals as of 2008; (ii) the expansion of our service stations in Brazil (from 29,982 in December 2007 to 38,183 in December 2008, which includes 3,359 branches); and (iii) investments in our technological platform (IT Improvement Project).

Other Indicators

3-Main Balance Sheet Information

Consolidated Balance Sheet – in thousand of R$

Assets	December

	2008	2007	2006	2005	2004

Current and Long-Term Assets	446,802,328	336,221,092	262,054,823	204,325,065	180,038,498
Funds Available	9,295,541	5,486,606	4,761,972	3,363,041	2,639,260
Interbank Investments	74,191,225	37,622,125	25,989,190	25,006,158	22,346,721
Federal Funds Purchased and Securities Sold Under Agreements
to Repurchase	61,434,616	32,014,861	20,617,520	19,615,744	15,667,078
Interest-earning Deposits in Other Banks	12,759,752	5,617,413	5,372,658	5,390,726	6,682,608
Allowance for Losses	(3,143)	(10,149)	(988)	(312)	(2,965)
Securities and Derivative Financial Instruments	131,597,673	114,451,709	97,249,959	64,450,808	62,421,658
Own Portfolio	104,052,123	84,079,171	72,052,850	59,324,858	51,255,745
Subject to Repurchase Agreements	4,265,370	11,731,427	15,352,073	1,051,665	4,807,769
Derivative Financial Instruments	2,364,140	1,207,040	549,065	474,488	397,956
Restricted Deposits – Brazilian Central Bank	13,183,184	8,273,662	440,235	2,506,172	4,512,563
Privatization Currencies	99,658	79,535	70,716	98,142	82,487
Subject to Collateral Provided	7,591,144	4,070,210	765,129	995,483	1,365,138
Securities from Unrestricted Purchase and Sale Commitments	42,054	5,010,664	8,019,891	–	–
Interbank Accounts	13,748,082	24,036,514	19,124,806	16,922,165	16,087,102
Unsettled Receipts and Payments	71,077	36,332	50,945	39,093	22,075
Restricted Credits:
– Restricted Deposits – Brazilian Central Bank	13,200,677	23,538,587	18,664,706	16,444,866	15,696,154
– National Treasury – Rural Loan	578	578	578	578	578
– SFH	466,689	452,899	405,465	396,089	335,320
Correspondent Banks	9,061	8,118	3,112	41,539	32,975
Interdepartmental Accounts	55,960	429,362	186,338	172,831	147,537
Internal Transfer of Funds	55,960	429,362	186,338	172,831	147,537
Loan Operations	130,725,814	108,295,627	79,714,969	68,328,802	51,890,887
Loan Operations:
– Public Sector	839,767	763,973	784,870	821,730	536,975
– Private Sector	139,122,691	115,001,602	85,315,248	72,205,630	55,242,348
Allowance for Loan Losses	(9,236,644)	(7,469,948)	(6,385,149)	(4,698,558)	(3,888,436)
Leasing Operations	19,819,743	7,962,395	3,751,558	2,411,299	1,556,321
Leasing Receivables:
– Public Sector	101,457	134,197	152,125	66,237	–
– Private Sector	34,671,098	13,802,117	7,231,519	4,896,717	3,237,226
Unearned Income from Leasing	(14,234,693)	(5,728,551)	(3,472,246)	(2,444,596)	(1,576,690)
Allowance for Leasing Losses	(718,119)	(245,368)	(159,840)	(107,059)	(104,215)
Other Receivables	65,569,546	35,829,910	29,302,217	22,106,013	21,664,592
Receivables on Sureties and Guarantees Honored	40,513	12,181	38	–	811
Foreign Exchange Portfolio	24,836,825	9,836,732	7,946,062	6,937,144	7,336,806
Receivables	385,343	371,427	175,570	183,015	197,120
Securities Trading	2,997,122	1,378,130	709,034	1,124,197	357,324
Insurance Premiums Receivable	1,362,825	1,276,612	1,257,298	1,073,002	988,029
Sundry	36,254,756	23,065,328	19,315,264	12,941,687	12,937,408
Allowance for Other Loan Losses	(307,838)	(110,500)	(101,049)	(153,032)	(152,906)
Other Assets	1,798,744	2,106,844	1,973,814	1,563,948	1,284,420
Other Assets	545,589	389,856	369,099	367,688	477,274
Provisions for Devaluations	(204,877)	(179,097)	(189,591)	(180,941)	(230,334)
Prepaid Expenses	1,458,032	1,896,085	1,794,306	1,377,201	1,037,480
Permanent Assets	7,610,715	4,922,672	3,492,450	4,357,865	4,887,970
Investments	1,048,497	604,076	696,582	984,970	1,101,174
Interest in Affiliated Companies:
– In Brazil	592,655	467,944	403,033	438,819	496,054
Other Investments	806,042	487,365	651,568	895,836	971,311
Allowance for Losses	(350,200)	(351,233)	(358,019)	(349,685)	(366,191)
Premises and Equipment	3,236,644	2,091,682	2,136,783	1,985,571	2,270,497
Premises and Equipment	1,042,890	1,076,053	1,055,640	1,115,987	1,357,063
Other Premises and Equipment	6,466,671	3,846,169	4,101,918	3,644,874	3,604,741
Accumulated Depreciation	(4,272,917)	(2,830,540)	(3,020,775)	(2,775,290)	(2,691,307)
Leased Assets	12,741	11,421	16,136	9,323	18,951
Leased Assets	22,691	20,777	25,142	23,161	58,463
Accumulated Depreciation	(9,950)	(9,356)	(9,006)	(13,838)	(39,512)
Deferred Charges	–	–	642,949	1,378,001	1,497,348
Organization and Expansion Costs	–	–	1,593,771	1,315,881	1,170,866
Accumulated Amortization	–	–	(950,822)	(785,364)	(699,710)
Goodwill on Acquisition of Subsidiaries, Net of Amortization	–	–	–	847,484	1,026,192
Intangible Assets	3,312,833	2,215,493	–	–	–
Intangible Assets	5,832,703	4,111,245	–	–	–
Accumulated Amortization	(2,519,870)	(1,895,752)	–	–	–
Total	454,413,043	341,143,764	265,547,273	208,682,930	184,926,468

The Notes are an integral part of the Financial Statements.

Liabilities	December

	2008	2007	2006	2005	2004

Current and Long-Term Liabilities	419,561,494	310,441,861	240,673,011	189,163,465	169,596,632
Deposits	164,493,353	98,323,446	83,905,213	75,405,642	68,643,327
Demand Deposits	27,610,162	28,495,555	20,526,800	15,955,512	15,297,825
Savings Deposits	37,768,508	32,812,974	27,612,587	26,201,463	24,782,646
Interbank Deposits	698,194	372,473	290,091	145,690	19,499
Time Deposits	97,413,781	35,717,178	34,924,541	32,836,656	28,459,122
Other Deposits	1,002,708	925,266	551,194	266,321	84,235
Federal Funds Purchased and Securities Sold Under
Agreements to Repurchase	79,977,153	73,633,649	47,675,433	24,638,884	22,886,403
Own Portfolio	38,218,690	37,864,704	36,595,268	12,690,952	8,248,122
Third-party Portfolio	39,359,625	29,578,200	3,471,383	11,947,932	14,430,876
Unrestricted Portfolio	2,398,838	6,190,745	7,608,782	–	207,405
Funds from Issuance of Securities	9,011,671	6,488,374	5,636,279	6,203,886	5,057,492
Exchange Acceptances	249	406	–	–	–
Mortgage and Real Estate Notes and Letters of Credit and Others	2,322,415	901,641	857,697	847,508	681,122
Debentures	1,486,643	2,594,921	2,603,194	2,624,899	–
Securities Issued Abroad	5,202,364	2,991,406	2,175,388	2,731,479	4,376,370
Interbank Accounts	12,920	16,632	5,814	139,193	174,066
Correspondent Banks	12,920	16,632	5,814	139,193	174,066
Interdepartmental Accounts	2,900,799	2,521,233	2,225,711	1,900,913	1,745,721
Third-party Funds in Transit	2,900,799	2,521,233	2,225,711	1,900,913	1,745,721
Borrowing	14,204,605	8,065,830	5,777,906	7,135,327	7,561,395
Local Borrowing – Official Institutions	114	450	778	1,088	1,376
Local Borrowing – Other Institutions	439	373	44,447	18	11,756
Borrowing Abroad	14,204,052	8,065,007	5,732,681	7,134,221	7,548,263
Local Onlending – Official Institutions	17,742,336	14,086,436	11,640,969	9,427,571	8,355,398
National Treasury	114,608	50,881	99,073	52,318	72,165
BNDES	7,140,886	6,147,703	5,532,018	4,237,973	3,672,007
CEF	99,197	101,280	69,909	59,588	395,820
Finame	10,386,890	7,785,347	5,938,037	5,075,232	4,211,762
Other Institutions	755	1,225	1,932	2,460	3,644
Foreign Onlending	182	1,257,281	170	183	42,579
Foreign Onlending	182	1,257,281	170	183	42,579
Derivative Financial Instruments	2,041,926	951,733	519,004	238,473	173,647
Technical Provisions for Insurance, Private Pension Plans and
Certificated Savings Plans	64,587,132	58,526,265	49,129,214	40,862,555	33,668,654
Other Liabilities	64,589,417	46,570,982	34,157,298	23,210,838	21,287,950
Collection of Taxes and Other Contributions	256,155	228,722	175,838	156,039	204,403
Foreign Exchange Portfolio	13,538,239	3,467,189	2,386,817	2,206,952	3,011,421
Social and Statutory Payables	1,791,868	2,195,653	190,916	1,254,651	900,266
Fiscal and Pension Plans Activities	11,482,597	9,839,791	8,014,520	5,041,312	4,495,387
Securities Trading	792,180	657,700	422,232	893,957	312,267
Financial and Development Funds	7,031	1,851	876	–	–
Subordinated Debt	19,248,566	15,818,232	11,949,457	6,719,305	5,972,745
Sundry	17,472,781	14,361,844	11,016,642	6,938,622	6,391,461
Deferred Income	273,506	189,147	180,460	52,132	44,600
Deferred Income	273,506	189,147	180,460	52,132	44,600
Minority Interest in Subsidiaries	321,499	155,412	57,440	58,059	70,590
Shareholders’ Equity	34,256,544	30,357,344	24,636,362	19,409,274	15,214,646
Capital:
– Domiciled in Brazil	21,665,186	17,693,485	13,162,481	11,914,375	6,959,015
– Domiciled Abroad	1,334,814	1,306,515	1,037,519	1,085,625	740,985
Realizable Capital	–	–	–	–	(700,000)
Capital Reserves	62,614	55,624	55,005	36,032	10,853
Profit Reserves	11,860,287	9,963,593	8,787,106	5,895,214	7,745,713
Assets Valuation Adjustments – Available-for-Sale Securities	(661,504)	1,469,976	1,644,661	507,959	458,080
Treasury shares	(4,853)	(131,849)	(50,410)	(29,931)	–
Shareholders’ Equity Managed by the Parent Company	34,578,043	30,512,756	24,693,802	19,467,333	15,285,236
Total	454,413,043	341,143,764	265,547,273	208,682,930	184,926,468

The Notes are an integral part of the Financial Statements.

Total Assets by Currency and Maturity

Total Assets by Currency – in millions of R$

Total Assets by Maturity – in millions of R$

Securities

Summary of the Classification of Securities

	in millions of R$

	Financial	Insurance/ Certificated Savings Plans	Pension Plans	Other Activities	Total	%

Trading Securities	49,566	2,154	28,409	255	80,384	69.8
Available-for-Sale Securities	6,919	1,962	1,915	–	10,796	9.4
Held-to-Maturity Securities	1,160	6,314	16,547	–	24,021	20.8
Subtotal	57,645	10,430	46,871	255	115,201	100.0
Purchase and Sale Commitments	2,724	3,187	10,486	–	16,397
Total on December 31, 2008	60,369	13,617	57,357	255	131,598
Total on September 30, 2008	61,157	14,365	56,567	283	132,372
Total on December 31, 2007	46,652	13,310	54,221	269	114,452

Breakdown of Securities by Issuance

Securities	in millions of R$

	2007		2008

	September	December	September	December

Government	51,380	58,284	63,413	60,940
Private	17,935	17,535	25,778	26,280
PGBL / VGBL	26,676	28,435	27,490	27,981
Subtotal	95,991	104,254	116,681	115,201
Purchase and Sale Commitments:	12,107	10,198	15,691	16,397
Funds	7,448	4,703	6,495	6,328
PGBL / VGBL	4,659	5,495	9,196	10,069
Total	108,098	114,452	132,372	131,598

Classification of Securities by Segment – %

Obs.: The breakdown of the Securities Portfolio consolidated by issuer, maturity, business segment and category can be found in Note 8.

Loan Operations

The world financial crisis, deepened as of September 2008, resulted in significant credit constraints, particularly in developed economies, particularly the United States and European countries. Within this context, the Brazilian financial market also suffered, however, in a smaller scale than the rest of the world, due to good economic ratios and domestic growth seen over the past years, which generated a lower reliance on the foreign market.

For the Organization, 2008 was a year of opportunities, due to its excellent funding capacity, even under situations of crisis in the markets, and different from what occurred in the financial market in general, Bradesco increased its capacity of use of funds. At the end of 2008, the consolidated balance of loan operations (according to the concept defined by the Bacen, which does not include debentures, guarantees, loans to be granted, letters of credit, interbank deposit certificates, etc.) reached a total of R$173.4 billion, representing an increase of 32.1% in the year and of 8.0% in the quarter.

We stress that part of this growth was due to Circular Letter 3,407 of Bacen, which authorized 40% discount over compulsory collection from time deposits for the acquisition of loan portfolios from other banks. The loan approval criteria adopted for these acquisitions strictly observed the same criteria used in the contracting of daily operations of the Organization.

We would like to point out the increase in operations targeted at corporate clients affected by the capital markets slowdown and by the greater need for funds both for working capital and investments, and a decreased demand for loans for consumer financing, with consumers moderateness in this moment of uncertainties.

Loan Operations – Total Portfolio

In December 2008, the balance of foreign currency indexed and/or denominated borrowing and onlending (excluding ACCs) reached a total of US$5.9 billion, showing a decrease of 18.7% in U.S. dollars in the quarter and of only 0.7% in reais, due to the Real devaluation. Over the past 12 months, there was a 13.0% decrease and a 14.8%, increase, respectively.

For comparison purposes with the National Financial System, which does not include Operations Abroad and non-financial operations, the Organization posted a growth of 32.1% in 2008 compared to 31.1% recorded by the National Financial System.

Bradesco X SFN

Real Estate Financing

At the end of December 2008, the balance of mortgage for individuals and corporate clients stood at R$5.4 billion, a 19.8% q-o-q increase, while in relation to the balance of last 12 months, the growth stood at 63.9% . The number of mortgage units this quarter showed a y-o-y growth of 5.9% . When comparing the total mortgage units on y-o-y basis, the increase corresponded to 46.1% . The website www.bradescoimoveis.com.br, created to assist those interested in purchasing their own house and to strengthen the partnership with the home builders, developers and real estate agencies that are our clients, has been an important tool in this real estate financing growth process.

BNDES

The Organization is leader in BNDES onlending operations for the sixth consecutive year. Out of the total loans granted up to November 2008, 47.1% of the amount, representing 91.2% of contracts, was for SMEs and individuals.

Rural Loan

We point out the website www.bradescorural.com.br, that can be accessed with the purpose of assisting the agribusiness sector with information related to financial products and services, in addition to information about main commodity prices, climate in the regions of the country and news related to the sector.

Loan Operations – Individuals

The balance of the loan portfolio for individuals showed growth of 24.7% over the last twelve months and of 4.6% in the quarter, despite the lower increase of products directed towards consumer financing in the last quarter. The main products responsible for the increase in the portfolio balance both over the last 12 months and in 4Q08 were CDC/Vehicles Leasing and real estate financing.

In the following graph, the types related to the “consumer financing” for individuals were considered (CDC/leasing, personal loans and asset financing, rotating credit card and amounts related to credit card purchases in one lump sum and installment purchase plan from storeowners, which are not included in the total loan operations).

The balance reached the amount of R$57.4 billion in December 2008, representing a 3.1% growth in the quarter and 19.4% over the last twelve months. If we exclude assignments (FIDC) made in the year, the amount would reach R$57.9 billion and growths would be 3.1% and 20.4%, respectively. We would like to point out the vehicle financing (CDC/ Leasing) and the payroll-deductible loans in the amount of R$37.2 billion, representing 64.2% of the total consumer financing balance that, due to their guarantees and characteristics, provide the portfolio with an adequate credit risk level.

Loan Operations – Consumer Financing

Loan Operations – Corporate Clients

The growth in loans granted to companies was 10.1% in the quarter and 37.1% over the last twelve months. The main products responsible for the balance portfolio increase in the quarter were working capital, operations abroad (benefited by U.S. dollar appreciation against real) and BNDES onlending; and in the last twelve months were working capital, vehicle leasing and export financing.

The following graph shows the growth of the five main types of products designed to serve corporate clients, which represented 68.6% of the total loan portfolio in December 2008.

Loan Operations – By Client Characteristic

Below, we present the loan portfolio breakdown by type of client, pointing out the increase of corporate clients’ share, both in the quarter and in the 12 months ended in December 2008, mainly in Large Corporates which were affected by the capital markets slowdown, as previously mentioned.

Client Characteristics	in billions of R$

	2007		2008				Variation (%)

	December	%	September	%	December	%	Quarter	Year

Large Corporates	35.9	27.3	45.6	28.5	53.0	30.5	16.0	47.6
SMEs	41.9	32.0	51.3	31.9	53.7	31.0	4.9	28.2
Individuals	53.5	40.7	63.7	39.6	66.7	38.5	4.6	24.7
Total	131.3	100.0	160.6	100.0	173.4	100.0	8.0	32.1

Loan Operations – Distribution by Business Segment

In the table below, the growth of the business segment’s share in the Organization’s total portfolio is observed, and we highlight the corporate and middle-market segments in this quarter and in the last 12 months.

Business Segment	in billions of R$

	2007		2008				Variation (%)

	December	%	September	%	December	%	Quarter	Year

Corporate	39.7	30.2	49.9	31.1	60.5	34.9	21.3	52.5
Retail / Postal / Prime	43.1	32.8	54.2	33.7	54.6	31.5	0.8	26.8
Finasa	25.0	19.1	28.6	17.8	28.1	16.2	(1.8)	12.2
Middle Market	18.7	14.3	21.5	13.4	23.2	13.4	8.1	23.8
BMC and Others	4.8	3.6	6.4	4.0	7.0	4.0	8.6	46.2
Total	131.3	100.0	160.6	100.0	173.4	100.0	8.0	32.1

The reduction above of the Finasa portfolio in the quarter was due to the vehicle financial market retraction. As of the third week of December, we noticed an upturn caused by government measures encouraging the production and sale of automobile.

Loan Operations – By Type

In the last quarter of 2008, discounted trade receivables, loan operations and advances on exchange contracts presented distinguished growth. The growth in balance of operations with sureties and guarantees provided is also outstanding, mainly those operations carried out with clients of the corporate segment.

Below, we present the total loan operations, including sureties and guarantees and credit card (cash and installment purchase plan from store owners), which presented growth of 9.2% in the quarter and 33.1% in the last 12 months.

Types	in millions of R$

	2007		2008

	September	December	September	December

Discounted Trade Receivables and Other Loans (1)	52,776	60,792	72,694	77,541
Financing	41,523	45,777	50,052	51,701
Rural and Agroindustrial Loans	9,008	9,197	11,343	10,720
Leasing Operations	6,319	8,208	19,247	20,538
Advances on Foreign Exchange Contracts	6,210	6,782	6,788	9,846
Other Loans	521	551	510	3,077
Total Loan Operations (2)	116,357	131,307	160,634	173,423
Sureties and Guarantees Recorded in Memorandum Accounts	18,471	24,296	29,640	33,879
Credit Cards (3)	5,266	5,804	6,468	7,548
Total Expositions – Loan Operations	140,094	161,407	196,742	214,850
Loan Assignment (FIDC)	–	–	508	495
Total (Excluding Assignment)	140,094	161,407	197,250	215,345

(1) Includes revolving credit of credit card.
(2) According to concept defined by the Brazilian Central Bank.
(3) Cash and installment purchase plan from storeowners.

Loan Operations – Delinquency

The total delinquency ratio (90 days), which has been remaining stable in the first quarters of 2008, had a small increase in the 4Q08, ending 2008 slightly above the previous year, an effect of social-economic situation.

Loan Operations – Delinquency over 90 days – %

Loan Operations – Portfolio Breakdown by Rating between December 2007 and 2008

Out of the R$42.1 billion growth of the Organization’s loan portfolio over the last 12 months, new borrowers accounted for R$26.8 billion, i.e., nearly two thirds of the growth corresponds to new loan clients.

Rating	Remaining Borrowers since December 2007		New Borrowers between January 2008 and December 2008		Total Loans Operations in December 2008

	R$ million	%	R$ million	%	R$ million	%

AA – C	136,572	93.2	25,390	94.6	161,962	93.4
D	2,404	1.6	396	1.5	2,800	1.6
E – H	7,616	5.2	1,045	3.9	8,661	5.0
Total	146,592	100.0	26,831	100.0	173,423	100.0

Loan Operations – Portfolio Breakdown between December 2007 and 2008

Loan Operations – Quality of the Portfolio

Although in the past twelve month there has been an improve in corporate clients, compared to the previous quarter, the quality of the total active portfolio had a small reduction due to the decrease in the participation of AA-C rated credits in operations focused on SMEs and individuals.

Client Characteristic	Loan Operations – By Rating – %

	2007			2008

	December			September			December

	AA-C	D	E-H	AA-C	D	E-H	AA-C	D	E-H

Large Corporates	98.6	0.7	0.7	98.7	0.7	0.7	98.7	0.4	0.9
SMEs	93.7	2.0	4.3	94.4	1.7	3.9	93.8	2.0	4.2
Individuals	89.6	1.8	8.6	89.3	1.8	8.8	88.9	2.2	8.9
Total	93.3	1.6	5.1	93.7	1.4	5.0	93.4	1.6	5.0

Portfolio Concentration – By Activity Sector

The portfolio distribution by economic activity sector did not have a concentration. Despite their significant participation, operations for individuals are dispersed. In the last quarter we point out the participation and balance growth of the industry (mainly in pulp and paper, food and beverage, steel, metallurgy and mechanics sectors).

Activity Sector	In millions of R$

	2007				2008

	September	%	December	%	September	%	December	%

Public Sector	926	0.8	901	0.7	905	0.6	941	0.6
Private Sector	115,431	99.2	130,406	99.3	159,729	99.4	172,482	99.4
Corporate Clients	66,146	56.9	76,932	58.6	95,983	59.8	105,781	61.0
Industry	28,765	24.7	31,401	23.9	39,701	24.9	44,261	25.5
Commerce	15,807	13.6	18,724	14.3	21,626	13.4	23,547	13.6
Financial Brokers	342	0.3	1,049	0.8	914	0.6	1,236	0.7
Services	19,655	16.9	24,135	18.4	31,627	19.6	34,491	19.9
Agriculture, Cattle Raising,
Fishing,
Silviculture and Forestry
Exploration	1,577	1.4	1,623	1.2	2,115	1.3	2,246	1.3
Individuals	49,285	42.3	53,474	40.7	63,746	39.6	66,701	38.4
Total	116,357	100.0	131,307	100.0	160,634	100.0	173,423	100.0

Portfolio Concentration –By Flow of Maturities

The term of operations regularly coming due has been extended, mainly due to CDC/vehicle leasing and real estate loan operations that are, by their nature, of longer terms, however of lower risk due to their characteristics. Operations with terms longer than 180 days represented 59.0% of the total portfolio in December 2008, against 56.2% twelve months ago.

Loan Operations – Flow of Installments by Terms Payable – %

Portfolio Concentration – By Debtor

In the last twelve months, the concentration levels of loan operations of the total portfolio by debtor had an increase in all levels of the largest debtors, and also a decrease was verified in the quality of these assets with lower participation of the ratings “AA and A.”

Portfolio Concentration – %

Loan Operations – Portfolio Indicators

Aiming at facilitating the follow-up of the quantitative and qualitative performance of the Organization’s loan portfolio, we present below a comparative summary of the main figures and indicators:

Items	In millions of R$ (except %)

	2007		2008

	September	December	September	December

Total Loan Operations	116,357	131,307	160,634	173,423
– Individual	49,285	53,474	63,746	66,701
– Corporate Client	67,072	77,833	96,888	106,722
Existing Provision	7,428	7,826	9,136	10,263
– Specific	4,196	4,413	5,274	5,928
– General	2,120	2,285	2,670	2,714
– Excess	1,112	1,128	1,192	1,621
Specific Provision/Existing Provision (%)	56.5	56.4	57.7	57.8
Existing Provision/ Loan Operations (%)	6.4	6.0	5.7	5.9
AA – C Rated Loan Operations/ Loan Operations (%)	92.8	93.3	93.7	93.4
D Rated Operations under Risk Management /Loan Operations (%)	1.7	1.6	1.4	1.6
E – H Rated Loan Operations / Loan Operations (%)	5.5	5.1	5.0	5.0

Items	In millions of R$ (except %)

	2007		2008

	September	December	September	December

D Rated Loan Operations	1,981	2,060	2,327	2,800
Existing Provision for D Rated Loan Operations	526	544	624	757
D Rated Provision/Loan Operations (%)	26.5	26.4	26.8	27.0
D – H Rated Non-Performing Loans	5,900	6,227	7,515	8,752
Existing Provision/D – H Rated Non-Performing Loans (%)	125.9	125.7	121.6	117.2

E – H Rated Loan Operations	6,434	6,693	7,927	8,661
Existing Provision for E – H Rated Loan Operations	5,619	5,848	6,916	7,543
E – H Rated Provision/Loan Operations (%)	87.3	87.4	87.2	87.1
E – H Rated Non-Performing Loans	5,034	5,277	6,347	7,100
Existing Provision/E – H Rated Non-Performing Loan (%)	147.5	148.3	143.9	144.5

Non Performing Loans (*) / Loan Operations (%)	4.4	4.2	4.2	4.5

Existing Provision/ Non Performing Loans (*) (%)	144.1	140.7	135.7	130.7

(*) Loan operations overdue for more than 59 days and which do not generate income under the accrual method of accounting.

We remain prepared to take full advantage of any business opportunities. In 2009 we will continue giving priority to increasing the loan portfolio, always respecting the grant

Loan Operations – Net Financial Margin

ing policy, focusing on the risk/return ratio.

The Net Financial Margin grew 2.1% in 4Q08, while over the last 12 months increased 18.6%, according to the following table:

Funding

Investment Department

In order to facilitate the client’s orientation in the diversification of investments, the Investment Department centralized the commercial management of the Funds, CDB, Savings Account, Demand Deposits, Purchase and Sale Commitments and Mortgage Notes products. It also carries out the management of actions related to the Checking Account product and its guidelines.

In this sense, the department maintains efforts aimed at establishing funding policies and strategies, developing products and services and providing structures for local and specialized assistance to the branch network and especially to investors, such as Bradesco Investment Consulting Services, online chat and scheduling consulting services via internet.

The results below state the commercial efficiency, provided by the strategic centralization of subjects inherent to funding.

Breakdown of Deposits by Maturity

Deposits	In millions of R$

	2008

	September	December

	Total	Up to 30 days	From 31 to 180 days	From 181 to 360 days	More than 360 days	Total

Demand	26,694	27,610	–	–	–	27,610
Savings	35,681	37,768	–	–	–	37,768
Interbank	340	501	80	94	23	698
Time	75,529	6,215	8,731	9,743	72,725	97,414
Other Deposits	926	1,003	–	–	–	1,003
Total	139,170	73,097	8,811	9,837	72,748	164,493

Funding x Investments

To analyze Loan Operations x Funding ratio, it is necessary to discount the committed amount related to compulsory deposits collected by Bacen and the amount of funds available held for service stations operations from total clients funding. These funds added to those derived from domestic and international lines provide the institution’s funding to meet loans and financing needs.

Banco Bradesco shows low reliance on interbank funds and foreign credit lines in view of its effective funding capacity with clients. This efficiency is a result of an extensive network, an ample product portfolio and market’s confidence in Bradesco brand.

As you can see below, the percentage of utilization of funds improved when compared to previous periods. This shows that Banco Bradesco was able to basically meet the funding needs required in loan operations, by means of funds raised with clients.

Loans and Funding	In millions of R$

	December		Variation %	2008		Variation %

	2007	2008		September	December

Demand Deposits	29,420	28,613	(2.7)	27,620	28,613	3.6
Sundry Floating	1,237	1,664	34.5	2,968	1,664	(43.9)
Savings Deposits	32,813	37,768	15.1	35,681	37,768	5.8
Purchase and Sale Commitments	31,310	41,597	32.9	42,068	41,597	(1.1)
Time Deposits	35,582	91,074	156.0	72,788	91,074	25.1
Cards (Others Creditors)	6,052	6,009	(0.7)	5,382	6,009	11.6
Agribusiness Credit Letters	–	1,353	–	579	1,353	133.7
Debentures	2,595	1,487	(42.7)	1,532	1,487	(2.9)
Clients Funds	139,009	209,565	50.8	188,618	209,565	11.1
(-) Compulsory Deposits/
Funds Available (1)	(33,230)	(31,618)	(4.9)	(44,630)	(31,618)	(29.2)
Clients Funds Net of Compulsory
Deposits	105,779	177,947	68.2	143,988	177,947	23.6
Onlending	13,562	17,091	26.0	15,870	17,091	7.7
Foreign Credit Lines	10,456	12,005	14.8	10,637	12,005	12.9
Funding Abroad	10,196	15,189	49.0	12,011	15,189	26.5
Total Funding (A)	139,993	222,232	58.7	182,506	222,232	21.8
Loan Portfolio/ Leasing / Cards
(Other Loans) / Acquired CDI (B) (2)	136,233	184,536	35.5	166,756	184,536	10.7
B/A (%)	97.31	83.04	–	91.37	83.04	–

(1) It does not include amounts from savings-pegged government securities.
(2) It comprises an amount related to cards (cash purchase and credit purchase from storeowner), R$7,548 million in December/08, R$6,468 million in September/08 and R$5,804 million in December/07. In December/08 it includes R$3,564 million of acquired CDI for deduction in compulsory deposit.a0

Demand Deposits – in billions of R$

Checking Account Holders

At the end of 2008, the balance of the Bradesco Organization’s checking accounts was R$27.6 billion. We have reached historical 20.1 million savings accounts clients, representing a 6.8% y-o-y increase.

We point out the launching of products and services for Individuals and Corporate clients in this last quarter.

To Individual Clients, we launched Click Conta Bradesco, a strategic product developed to expand and renew the Bank’s checking accounts base with clients who use several customer service channels provided by Bradesco, such as Internet Banking and Bradesco Celular. Especially targeting 11 to 17-year-old youths, this account has an educational characteristic, since it brings teenagers closer to the financial system in an easy and safe manner. In addition, it also has several features such as a specific website and differentiated debit card, among others.

To Corporate Clients, we point out the launching of Bradesco Checking Account Corporate Card, which is a debit card that allows the businessman, or its representatives, to view and manage ones current financial activities, easy and safely.

Number of Checking Account Holders – Individuals and Corporate

Savings Accounts

At the end of 2008, the balance of the Bradesco Organization’s savings accounts totaled R$37.8 billion, an 15.1% growth compared to December 2007, representing an 18.0% market share in the SBPE and Bradesco’s leadership among all private banks in the Brazilian financial system.

Savings Account Deposits – in billions of R$

The profitability (TR + 0.5% p.m.) accumulated up to 2008 was 7.9%, and our balance enjoyed growth of 15.1%, higher than the profitability in 2008, showing the investors’ loyalty to savings account, which continues to be a good safe investment alternative, mainly for small savers.

SBPE Market Share - %

Number of Savings Accounts – in thousands

Assets Managed

BRAM, company that manages Bradesco’s Investment Funds, was pointed out in 2008 for the awards it has received and the launching of innovative Investment Funds. Namely:

– Bradesco was elected the Best Manager of Assets, Long Short and Exchange Funds by Gazeta Investe magazine, published in March 2008.

– In August 2008, Bradesco was elected the Best Manager of Leveraged Funds by Guia Exame de Investimentos Pessoais 2008 (Exame’s 2008 Guide of Personal Investments).

– Bradesco was classified as Excellent for 10 Funds aimed at institutional investors, in the ranking published by Investidor Institucional magazine, in the September 2008 Best Funds for Institutional Investors issue.

– In December 2008, Bradesco had the greatest number of 5-star Funds in the Equities category in the ranking published by Valor Investe magazine.

–  It created the Corporate Governance Funds, Equity Funds belonging to BM&FBovespa’s Special Corporate Governance Share Index – IGC ; the Sustainable Planet Fund, aimed at providing its participants profitability that seeks to overcome the ISE return calculated by BM&FBovespa; and the Fundação Amazonas Sustentável Fund in partnership with FAS, whose income will be allocated to the Bolsa Floresta program.

– BRAM launched, on November 10, 2008, Brazil Saiken Fund, a fixed-income investment fund for Japanese retail investors who will invest its funds in Brazil. This is the very first fund created in partnership with MUAM. On December 31, 2008, the fund reached a R$411 million equity.

Shareholders’ Equity

	In millions of R$

	2007		2008

	September	December	September	December

Investment Funds	153,439	157,383	164,970	166,162
Managed Portfolios	7,646	12,597	17,021	15,365
Third-Party Fund Quotas	6,502	7,506	6,004	5,624
Total	167,587	177,486	187,995	187,151

Asset Distribution

	In millions of R$

	2007		2008

	September	December	September	December

Investment Funds – Fixed Income	141,871	143,214	152,054	155,365
Investment Funds – Equities	11,568	14,169	12,916	10,797
Investment Funds – Third-Party Funds	5,670	6,580	5,119	4,857
Total	159,109	163,963	170,089	171,019
Managed Portfolios – Fixed Income	4,387	4,952	8,223	8,484
Managed Portfolios – Equities	3,259	7,645	8,798	6,881
Managed Portfolios – Third-Party Funds	832	926	885	767
Total	8,478	13,523	17,906	16,132
Total Fixed Income	146,258	148,166	160,277	163,849
Total Variable Income	14,827	21,814	21,714	17,678
Total Third-Party Funds	6,502	7,506	6,004	5,624
Overall Total	167,587	177,486	187,995	187,151

Total Assets under Management according to the Anbid Global Ranking – in millions of R$ (*)

(*) Considering third-party fund quotas.

Number of Funds, Portfolios and Quotaholders

	December 2007		September 2008		December 2008

	Number	Quotaholders	Number	Quotaholders	Number	Quotaholders

Investment Funds	666	3,312,565	729	3,242,975	807	3,281,540
Managed Portfolios	121	540	214	581	209	568
Total	787	3,313,105	943	3,243,556	1,016	3,282,108

4 - Operating Companies

Grupo Bradesco de Seguros e Previdência

Insurance Companies (Consolidated)

Consolidated Balance Sheet (*)

		In millions of R$

	2007		2008

	September	December	September	December

Assets
Current and Long-Term Assets	68,889	72,215	76,046	76,751
Securities	64,618	67,718	71,073	71,309
Insurance Premiums Receivable	1,289	1,225	1,356	1,353
Other Receivables	2,982	3,272	3,617	4,089
Permanent Assets	1,107	1,103	1,198	1,217
Total	69,996	73,318	77,244	77,968

Liabilities
Current and Long-Term Liabilities	61,038	64,647	68,451	69,086
Tax, Civil and Labor Contingencies	1,724	1,710	1,854	1,881
Payables on Insurance, Private Pension Plans and Certificated Savings
Plans Operations	496	468	375	350
Other Liabilities	3,499	3,943	3,334	2,268
Technical Provisions for Insurance	5,496	5,492	5,690	5,829
Technical Provisions for Life and Private Pension Plans	47,405	50,543	54,530	56,052
Technical Provisions for Certificated Savings Plans	2,418	2,491	2,668	2,706
Minority Interest	73	24	105	110
Shareholders’ Equity	8,885	8,647	8,688	8,772
Total	69,996	73,318	77,244	77,968

Consolidated Statement of Income (*)

			In millions of R$

		2007			2008

	3rd Qtr.	4th Qtr.	Year	3rd Qtr.	4th Qtr.	Year

Insurance Premiums, Private Pension Plan
Contribution and Certificated Savings
Plan Revenues	5,448	6,175	21,479	5,822	6,204	23,149

Premiums Earned from Insurance, Private
Pension Plan Contribution and Certificated
Savings Plan Revenues	2,556	2,574	10,043	3,113	3,402	12,291
Interest Income of the Operation	681	758	2,981	547	569	2,548
Sundry Operating Revenues	237	248	861	242	186	888
Retained Claims	(1,488)	(1,595)	(6,014)	(1,822)	(2,147)	(7,391)
Certificated Savings Plans Drawing and
Redemptions	(346)	(379)	(1,379)	(382)	(411)	(1,466)
Selling Expenses	(274)	(287)	(1,085)	(279)	(301)	(1,179)
General and Administrative Expenses	(301)	(305)	(1,120)	(341)	(374)	(1,295)
Other Operating Expenses	5	(57)	(86)	(6)	(26)	(170)
Tax Expenses	(51)	(25)	(180)	(67)	(78)	(288)
Health Provision	(239)	(166)	(855)	–	–	–
Operating Income	780	766	3,166	1,005	820	3,938
Equity Result	51	29	221	19	66	188
Non-operating Income	(2)	67	72	–	(9)	(6)
IR/CS and Minority Interest	(281)	(280)	(1,104)	(395)	(327)	(1,472)
Net Income	548	582	2,355	629	550	2,648
(*) Information prepared in accordance with the accounting policies established by CNSP, Susep and ANS.

Performance Ratios – %

		2007			2008

	3rd Qtr.	4th Qtr.	Year	3rd Qtr.	4th Qtr.	Year

Claims Ratio (1)	73.3	75.0	74.9	72.4	78.0	74.3
Selling Ratio (2)	11.7	11.5	11.6	10.3	10.1	10.5
Administrative Expenses Ratio (3)	5.5	5.1	5.3	5.9	6.0	5.6
Combined Ratio (4)	92.3	92.8	95.0	84.4	89.7	85.8
Obs.: For 4Q08 and 2008 index calculation, we have excluded the amount of R$99.8 million related to the IBNR tail expansion from five to seven years (life line) and R$40 million to losses deriving from floods that stroke the state of Santa Catarina.
(1) Retained Claims/Earned Premiums.
(2) Selling Expenses/Earned Premiums.
(3) Administrative Expenses/Net Premiums Written.
(4) (Retained Claims + Selling Expenses + Other Operating Income and Expenses)/Earned Premiums + (Administrative Expenses + Taxes)/ Net Premiums Written. Obs: the ratios have been recalculated, pursuant to Susep Circular Letter 356.

Insurance Premiums – Market Share – %

Source: Susep and ANS

According to information published by Susep and ANS, up to November 2008, in the insurance segment, Bradesco Seguros e Previdência collected R$17.1 billion in premiums and maintained its leadership in the ranking with a 24.0% market share. The insurance sector obtained a total of R$71.2 billion in premiums in the same period.

Increase in Technical Provisions for Insurance – In millions of R$

The technical provision charts of Bradesco Vida e Previdência and Bradesco Capitalização are presented in the section specifically related to these companies.

Earned Premiums (Retained Premiums less Technical Provision Variation) by Insurance Line – in millions of R$

Insurance Line		2007			2008

	3rd Qtr.	4th Qtr.	Year	3rd Qtr.	4th Qtr.	Year

Health	1,045	1,096	4,162	1,348	1,404	5,180
Auto/RCF	536	464	2,017	502	505	1,987
Life/AP/VGBL	288	413	1,177	452	474	1,781
Basic Lines	111	108	440	131	128	490
Other Lines	51	45	230	82	61	322
Total	2,031	2,126	8,026	2,515	2,572	9,760

Obs.: As of 4Q07, we do not consider premiums related to Indiana Seguros S.A, whose interest sale was approved by Susep on December 12, 2007.

In 2008, there was a y-o-y increase of 21.6% in premiums earned in the insurance segment.

Earned Premiums (Retained Premiums less Variation of Technical Provisions) by Insurance Line – %

Retained Claims by Insurance Line – in millions of R$

Insurance Line		2007			2008

	3rd Qtr.	4th Qtr.	Year	3rd Qtr.	4th Qtr.	Year

Health	872	981	3,475	1,118	1,255	4,464
Auto/RCF	375	322	1,459	365	378	1,439
Life/AP/VGBL	147	172	640	200	215	750
Basic Lines	52	77	245	70	101	321
Other Lines	42	43	195	69	58	277
Total	1,488	1,595	6,014	1,822	2,007	7,251

Obs.: For 4Q08 and 2008 index calculation, we have excluded the amount of R$99.8 million related to the IBNR tail expansion from five to seven years (Life Line) and R$40 million related to losses deriving from floods that stroke the state of Santa Catarina.

Claims Ratio by Insurance Line – %

Selling Expenses by Insurance Line – in millions of R$

Insurance Line		2007			2008

	3rd Qtr.	4th Qtr.	Year	3rd Qtr.	4th Qtr.	Year

Health	36	39	137	47	52	186
Auto/RCF	101	90	386	95	86	376
Life/AP/VGBL	81	95	327	93	97	365
Basic Lines	19	21	85	24	25	96
Total	237	245	935	259	260	1,023

Selling Ratios by Insurance Line – %

Number of Policyholders – in thousands

Obs. 1: it includes Mediservice and Bradesco Dental policyholders.
Obs. 2: as of December 2007 we do not consider policyholders related to Indiana Seguros S.A., whose interest sale was approved by Susep on December 12, 2007.

In December 2008, there was an y-o-y increase of 16.0% in the client base.

Rating

At the beginning of June, the risk rating agency Fitch Ratings increased the international Financial Strength rating of Bradesco Seguros from BBB to BBB+ Stable and stated the FFS on the domestic scale as AAA(bra), stable prospect, as a result of the increase of the sovereign credit rating of Brazil to BBB, considered investment grade.

Operational Risk

Grupo Bradesco de Seguros e Previdência, part of the Bradesco Organization, has adapted its methods and activities as part of its permanent commitment to comply with laws and regulations, using methodologies and resources in line with the best market practices – especially those related to risk management.

Thus, in order to comply with the guidelines established by the New Basel Capital Accord (Basel II), provisions of the monetary authority and alignment of definitions related to Solvability II, we performed a survey and analysis of the events related to operating risk. This initiative enabled the improvement in the management and knowledge of losses and their causes. The dissemination of the operating risk management culture on several levels, the disclosure of corporate policies and establishment of ongoing monitoring of exposure levels are inserted in this context.

Awards/Acknowledgments

1 – Bradesco Seguros e Previdência won the Fides award in the Institutional category for the marketing campaign for the 2006 edition of Bradesco Seguros e Previdência’s Christmas tree, with the theme “A Present for the Brazilian Family.” The award, promoted by Fides, considered marketing campaigns of the affiliated insurance companies. The event took place in Ecuador in January.

2 – Grupo Bradesco de Seguros e Previdência was awarded the Prêmio Segurador Brasil 2008

(2008 Brazilian Insurance Company award), for Distinguished Global Insurance Sales. The award is sponsored by Segurador Brasil magazine as a means to acknowledge the leadership, performance and achievements of companies in the insurance sector in the previous year. The award highlights the role of companies and entities in the development and implementation of concepts, products and services for the Brazilian insurance market.

3 – In 2007, Grupo Bradesco de Seguros e Previdência maintained first place in the ranking of the largest insurance groups of Brazil. In the fifth edition of Prêmio Os Melhores Grupos Seguradores do País (The Best Insurance Groups in the Country Award), sponsored by Conjuntura Econômica magazine, edited by the IBRE of FGV, Grupo Bradesco de Seguros e Previdência was also appointed as the leader in the total assets, shareholders’ equity and net income categories.

4 – Bradesco Seguros e Previdência was granted, for the seventh consecutive time, Folha Top of Mind award, sponsored by Instituto Datafolha. The company was the most remembered one by consumers in the “Insurance” category and ranked first, with 11% of result, in the “Awareness” research (a type of ranking of the other most remembered brands).

5 – Bradesco Seguros e Previdência was acknowledged by the British magazine World Finance as the Best Insurance Company in Latin America - 2008 due to its financial solidity indexes and growth in all its operation segments. The award ceremony took place on the London Stock Exchange.

Sponsorships and Highlights

1 – Bradesco Seguros e Previdência is one of the sponsors of the series of events to be promoted by the Sincor-SP in 2008, to provide opportunities for integration and updating of the professionals who operate in the insurance market.

2 – Bradesco Seguros e Previdência, in a partnership with Ibmec, formed the second class of the MBA course – Business Management Focused on Insurance. Forty-one employees of Grupo Bradesco de Seguros e Previdência nominated by their managers were part of the class of 2008 and attended classes in the period from March to December 2008. The purpose of the MBA is to qualify students through courses in the business management and other areas focused on insurance.

3 – BradescoSegurosePrevidência,withthepurpose of stimulating the quality of life by means of physical activities, sponsored the following sport events:

– The 3a Corrida Oral-B – Prevenção do Câncer Bucal (3rd Oral-B Race – Oral Cancer Prevention) – the race was part of the 26o Congresso Internacional de Odontologia de São Paulo (26th Odontology International Congress of São Paulo) activities and was the beginning of the street race season in the city.

– A Corrida e Caminhada Contra o Câncer de Mama (The Run and Walk Against Breast Cancer), which occurred in June 8, in Aterro do Flamengo, in Rio de Janeiro - approximately 6 thousand people participated to make women aware of the fast detection and the importance of the self-exam to control breast cancer, the most common cancer among them. The event was created by IBCC.

– The Circuito Corrida e Caminhada da Longevidade (Longevity Run and Walk Circuit) - created in 2007 by Grupo Bradesco de Seguros e Previdência, the initiative aims at stimulating the interest in longevity.

– Ayrton Senna Racing Day relay marathons, which took place in Brasília and in São Paulo. In addition to honoring Ayrton Senna, the races invest the amount collected from enrollments in the Brazilian education.

4 – Circuito Cultural Bradesco Seguros e Previdência promoted several cultural manifestations:

– Plays - Othello, The Sound of Music, No Natal a gente vem te buscar, Tom & Vinícius, Vergonha dos Pés, A Forma das Coisas and 7 - O Musical.

– Music- Series of international concerts performed by Dell’Arte, the marathon of classical music of Rio Folle Journée 2008 and the Jazz All Nights season in Rio de Janeiro, Loucos por Música, in Canecão. 2008 Solo Piano Series with César Camargo Mariano, Marcos Valle and João Donato, in Rio de Janeiro;

– Plastic Arts - Exhibition Segall Realista, in São Paulo, and the show O Teatro Pitoresco de Debret, in Rio de Janeiro, and 50 Years of Bossa Nova in São Paulo.

5 – Bradesco Seguros e Previdência set up for the 13th consecutive year the Christmas Tree of Bradesco Seguros e Previdência which, since 1996, decorates Rodrigo de Freitas Lagoon, in Rio de Janeiro. The 2008 decoration had angels and musical notes and for the first time it was represented in thirteen sequential phases. It is considered by the Guinness Book of Records the world’s tallest floating Christmas Tree due to its 85-meter height. The event was broadcasted live in national network by TV Bandeirantes and in real time by the hot site (www.arvorenatalbradescoseguros.com.br).

6 – Bradesco Seguros e Previdência was the first company in the country to have a commercial application ratified by Apple for iPhone. The license is for the launch of the Bradesco Seguro Auto software which makes available, on a free of charge basis, to iPhone users – Insurance Company’s clients or not - a series of exclusive functionalities such as access to repair shops, gas stations and parking lots, digital maps and videotips, among other.

Bradesco Saúde

Health Insurance Premiums – Market Share – %

Net Premiums Written – in millions of R$ (*)

Insurance Line		2007			2008

	3rd Qtr.	4th Qtr.	Year	3rd Qtr.	4th Qtr.	Year

Corporate Plan	805	851	3,224	1,087	1,178	4,209
Individual Plan	260	260	1,022	302	232	1,050
Total	1,065	1,111	4,246	1,389	1,410	5,259

Growth in Technical Provisions for Health – in millions of R$ (*)

(*) Includes provisons of Bradesco Dental.

Number of Policyholders in Health Insurance Lines – in thousands

In December 2008, Bradesco Saúde and Bradesco Dental maintained its outstanding market position in the corporate segment (source: ANS). Brazilian companies are increasingly convinced that health and dental insurance are the best alternatives for meeting their medical, hospital and dental care needs.

More than 25 thousand companies in Brazil have acquired Bradesco Saúde and Bradesco Dental insurance products. Among Brazil’s 100 largest companies in terms of revenue, 35 are clients of both insurance companies. Considering Mediservice, this number increases to 40. (source: Exame magazine’s

Melhores e Maiores de Julho de 2008 – Best and Largest Companies, July 2008).

Together,the three companies have 3.8 million clients. The large market share of corporate insurance in this total portfolio (93.5% in December 2008) confirms its high level of expertise and customization in the corporate plans, a distinct advantage in the supplementary health insurance market.

As of February 22, 2008, Mediservice S.A. started to integrate Grupo Bradesco de Seguros e Previdência, and with a portfolio of more than 270,000 clients, Mediservice operates health and dental insurance for corporate clients in the post-payment line.

Awards/Acknowledgments

1 – Bradesco Saúde was acknowledged in the health insurance segment as the most well-rated company according to the Os 100 Melhores Fornecedores para RH 2008 ranking (The Top 100 Best HR Suppliers 2008), promoted by Gestão RH e Editora. Bradesco Saúde was also awarded with the 10 Fornecedores Mais Votados e Melhores Avaliados (10 Most Voted for and Well-Rated Suppliers) trophy, being the only insurance company on the list where the participating companies were voted on regardless of their operational area. The company won both awards for the second consecutive time. The research, conducted between August and November 2007 by means of questionnaires, was conducted with the human resources areas (HR) of the companies listed in the 1,000 Largest Companies and Best Companies to Work For published by Exame magazine.

2 – Bradesco Saúde was granted the Prêmio Segurador Brasil 2008 (2008 Brazilian Insurance Company award), for Distinguished Sales by Health Insurance Line. The award is sponsored by Segurador Brasil magazine as a means to acknowledge the leadership, performance and achievements of the companies in the insurance sector in the previous year. The award highlights the role of companies and entities in the development and implementation of concepts, products and services for the Brazilian insurance market.

3 – Bradesco Saúde ranked first among the largest insurance companies in Brazil in premiums awarded in the fifth edition of the Prêmio Os Melhores Grupos Seguradores do País (The Best Insurance Groups in Brazil Award), sponsored by Conjuntura Econômica magazine, edited by the IBRE of FGV.

4 – Bradesco Saúde was appointed, for the third consecutive year, as Prime Benefits in the “Health Insurance” category, in the special edition of Guia Você S/A – Exame – 150 Melhores Empresas para Você Trabalhar (Você S/A - Exame Guide - the 150 Best Companies to Work for). The evaluation method was developed by teachers of Fundação Instituto de Administração (FIA).

5 – Bradesco Saúde was granted two awards in the 11th HR Top of Mind in the “Health Insurance” and “Outstanding Entrepreneur - Supplying Company” categories, sponsored by Editora Fênix. The award ceremony was held in HSBC Brasil in São Paulo.

Sponsorships/Highlights

1 – Bradesco Saúde, in a pioneering initiative, promoted the technical and operational work forum in SãoPaulo, targeted to hospital employees associated to Anahp. The forum presented the main operational routines of Bradesco Saúde, focused on the company’s daily relationship with its medical and hospital service providers’ network and on routines related to TISS, standard established by ANS in 2007.

2 - Bradesco Saúde sponsored Bradesco Saúde and Sindhosp Operational-Technical Work Forum held in São Paulo. Participants of the meeting included hospitals, clinics and laboratories segments affiliated to São Paulo hospitals unions accredited at Bradesco Saúde.

Bradesco Dental

Sponsorships/Highlights

1 – To give more attention to dental insurance, Grupo Bradesco de Seguros e Previdência structured Bradesco Dental, which is a market leader among the insurance companies that operate in the sector nowadays. In August, Bradesco Dental reached one million policyholders, all of them included in collective policies – corporate and SPG. The company has the strength of the largest insurance conglomerate of Latin America and on the group’s more than 15 years of experience in the dental segment.

2 – Bradesco Dental was one of the gold sponsors of the 2nd Seminar on Development of the Dental Insurance Market, carried out by the Association of Health and Dental Insurance Brokers of the State of São Paulo – Acoplan.

Bradesco Auto/RE

Insurance Premiums of Auto/RE – Market Share – %

Source: Susep
Obs.: in 2007, it included Indiana Seguros.

Growth in Technical Provisions of Auto/RE – in millions of R$

Obs. 1: In 2004, Bradesco Seguros' Auto/RE portfolio was merged.
Obs. 2: As of 2007, technical provisions from Indiana Seguros are not included.

Net Premiums Written – in millions of R$

Insurance Line		2007			2008

	3rd Qtr.	4th Qtr.	Year	3rd Qtr.	4th Qtr.	Year

Auto/RE	912	653	2,862	791	739	2,894

Number of Policyholders of Auto/RE – in thousands

Grupo Bradesco de Seguros e Previdência maintained an outstanding position among the main insurance companies in the Brazilian basic line insurance market, with a 7.1% share of total market sales in November 2008 in this area.

In lines related to equity insurance, Bradesco Auto/ RE has renewed the insurance programs of its main clients through partnerships with brokers specialized in the segment and proximity to Bradesco Corporate and Bradesco Empresas. The fact that the oil industry had outstanding performance and civil construction had picked up has also contributed to the growth of Bradesco Auto/RE in this segment.

In the insurance of air- and watercraft, the exchange between managers of Bradesco Corporate and Bradesco Empresas has been widely employed, taking advantage of the market increase in the sales of new aircraft, as well as in the maritime segment of watercraft constructions.

The transportation segment is still the primary focus, with essential investments to improve new businesses, especially, among others,the qualification of Transportation Products Managers that will be established in the main Brazilian economic centers, and the creation of Bradesco Cargo System, a complete transport insurance management system on the internet.

In the mass market insurance segment of basic lines, whose products are destined for individuals, self-employed professionals and SMEs, the launch of new products, along with the continuous improvement of methods and systems, have contributed to the growth of the client base. Such increase can be observed mainly in residential and equity insurance, such as Bradesco Seguro Residencial and Bradesco Seguro Empresarial. We would also like to point out the new insurance line destined to support machinery and equipment used in sectors in expansion (such as agriculture, civil construction and industry): Bradesco Seguro Equipamentos, Bradesco Seguro Benfeitorias, Bradesco Seguro Penhor Rural Público and Bradesco Seguro Penhor Rural Privado. These products gained more competitiveness and a new issue process, enabling a faster quoting process and a better use of business opportunities.

Another important launching was Auto + Residential which consist of policyholders simultaneously contracting vehicles and home insurances, providing higher profitability to insurance companies and higher protection to policyholders.

Despite strong competition in the Auto/RCF Lines, the insurance company has increased its client base. This is mainly due to the current product improvement and to the creation of products for specific groups. Among these, we can name Bradesco Seguro Exclusivo Cliente Bradesco, for Banco Bradesco’s account holders, Auto Mulher, for the female public, and Auto Corretor, for insurance brokers.

Grupo Bradesco de Seguros e Previdência’s market share of the Auto/RCF portfolio, in November 2008, was 13.3% .

Awards/Acknowledgements

1 – Bradesco Auto/RE Companhia de Seguros was awarded the Prêmio Segurador Brasil 2008 (2008 Brazilian Insurance Company Award), for “Distinction in the Auto/RE Market.” The award is sponsored by Segurador Brasil magazine as a means to acknowledge the leadership, performance and achievements of the companies in the insurance sector in the previous year. The award highlights the role of companies and entities in the development and implementation of concepts, products and services for the Brazilian insurance market.

2 – Bradesco Auto/RE Companhia de Seguros received the Gaivota de Ouro Trophy for “Excellence in the Transportation Portfolio,” in the VII Prêmio Mercado de Seguros (VII Insurance Market Award), sponsored by Seguro Total magazine.

3 – Bradesco Auto/RE was granted XI Prêmio Cobertura Performance 2008 (11th Cobertura Performance Award - 2008), in the “Best Financial-Economic Performance - Residential Risks” category, sponsored by Editora Cobertura. The award ceremony, considered one of the most important of the insurance market, paid homage to companies that showed innovation capacity, through the development of products and sale strategies.

Highlights

1 – Bradesco Auto/RE Companhia de Seguros was one of the sponsors of the Seminar “The Challenge of Urban Mobility”, which took place on August 18, in Centro de Convenções Millenium, in São Paulo. The seminar, promoted by Anfavea and SAE Brasil, was attended by approximately 250 people and discussed themes on urban mobility challenge, such as planning, urban mobility in cities, public policies and the automobile of the future.

2 – During the 13th edition of Conec, Insurance Brokers Congress, Bradesco Auto/RE launched Bradesco Seguro Residencial Corretor and Bradesco Seguro Empresarial Corretor, products exclusively focused on Insurance Brokers accredited at the Company.

Bradesco Vida e Previdência

Income from Private Pension Plans and VGBL – Market Share – %

Source: Susep

Up to December 2008, total income from private pension plants totaled R$10.9 billion.

People Insurance Premiums (Life and Personal Injuries) – Market Share – %

Source: Susep

Up to December 2008, total income from net premiums written amounted to R$2.0 billion.

Growth in Technical Provisions – in millions of R$

Technical provisions of Bradesco Vida e Previdência in December 2008 reached R$56.1 billion, of which R$53.5 billion was for private pension plans and VGBL and R$2.6 billion for life, personal injury and other lines, with a y-o-y increase of 10.9% .

Private Pension Plans and VGBL Investment Portfolios – Market Share – %

Source: Fenaprevi

In December 2008, the investment portfolio of Bradesco Vida e Previdência reached R$57.4 billion, of which R$55.1 billion came from private pension plans and VGBL and R$2.3 billion came from life and personal injury and other lines.

Number of Participants – in thousands

Number of Life Insurance and Personal Injury Policyholders – in thousands

Due to its solid structure, innovative product policy and trusted market standing, Bradesco Vida e Previdência maintained its leadership of both markets in which it operates, with a 34.5% share of income from private pension plans and VGBL and a 16.7% share of personal insurance premiums.

Bradesco is also sole leader in VGBL plans, with a 36.8% share, and in Private Pension plans, with a 27.9% share (sources: Fenaprevi – data accumulated up to November 2008).

The number of Bradesco Vida e Previdência clients grew by 12.8% in December 2008 compared to December 2007, surpassing the record of 1.9 million private pension plans and VGBL participants and 16.9 million life insurance and personal injury policyholders. This significant increase was prompted by the strength of the Bradesco brand and by the use of appropriate management and sales policies.

In November 2008, the portfolio of investments in private pension plans and VGBL totaled R$54.3 billion, comprising 38.4% of all market resources.

Awards/Acknowledgements

1 – Bradesco Vida e Previdência won awards in 3 categories of the Prêmio Segurador Brasil 2008 (2008 Brazilian Insurance Company Award): Best Global Performance in Private Pension Plan; Distinguished Sales by Life Insurance Line; and Distinguished Global Sales in Private Pension Plans. The Brazilian Insurance Company Award is an initiative of Segurador Brasil magazine. The technical evaluation was prepared by economist Luiz Roberto Castiglione and takes into account the number of awards obtained by insurance companies, from November 2006 to November 2007.

2 – Bradesco Vida e Previdência was awarded as the largest company in net income and Brazil’s best insurance group in the Private Pension Plan segment. The award is sponsored by Conjuntura Econômica magazine of FGV. The award criteria were based on the economic-financial performance of the companies in the previous year.

3 – Bradesco Vida e Previdência was chosen the Best Private Pension Plan Company of 2007 by Gazeta Mercantil, based on an analysis of Austin Rating, the first national company to grant ratings in Brazil.

4 – Bradesco Vida e Previdência is the only Brazilian company recognized at the “Regional Educational Achievement Awards 2007”. The awards are Loma’s public recognition to companies that maintain significant professional development and qualification plans, investing in the development of their employees, of the industry and in the qualification of their markets.

5 – Bradesco Vida e Previdência was granted Prêmio CORP RH (CORP HR Award). It was the Private Pension institution most mentioned by the participants of III CORP RH, who spontaneously voted in the most outstanding companies as HR product and service suppliers, considering criteria such as quality of services and assistance.

6 – Bradesco Vida e Previdência received Troféu Destaque Vip Brasil 2008 (2008 Vip Brazil Highlight Trophy), from Espaço Brasil Gente magazine and Diana Szortycka TV Show. The purpose of the initiative is to make companies distinguished for Excellence in Quality and Enterprising known to the public.

7 – Bradesco Vida e Previdência received the “Companies which most respect the consumer in Brazil” award in the Private Pension Plan category. This research is done by Consumidor Moderno magazine in partnership with TNS/Interscience, to evaluate features as customer service, price, quality of services and products, social and environmental responsibility among others.

Bradesco Capitalização

Bradesco Capitalização closed 2008 in an outstanding position in the certificated savings plans market, which is the result of its transparent operating policy, which is focused on adjusting its products to meet the potential consumer demand.

Regionally, Bradesco Capitalização is a leading company in two Brazilian states: with a 29.29% market share in Amazonas and 25.72% in São Paulo, according to the latest figures for July 2008 disclosed by Susep.

Aiming at offering the bond that best suits its clients’ profiles and budgets, a number of products were developed that vary in accordance with the type of payment (lump sum or monthly), contribution term, regularity of drawings and related prize amounts. That phase was mainly characterized by its proximity to the public via the consolidation of Pé Quente Bradesco family products.

Among them, we can highlight the performance of social-environmental products, in which a part of the amount collected is allocated to social responsibility projects, in addition to enabling the client to make a financial reserve. Currently, Bradesco Capitalização has the following social-environmental products: Pé Quente Bradesco SOS Mata Atlântica, that contributes to reforestation projects of the Fundação SOS Mata Atlântica; Pé Quente Bradesco Instituto Ayrton Senna, whose great competitive advantage is the designation of a percentage of the amount collected with bonds for social projects of the Instituto Ayrton Senna, as well as Pé Quente Bradesco O Câncer de Mama no Alvo da Moda (Fashion Targets Breast Cancer), which the client contributes to the development of projects for prevention, early diagnosis and treatment of cancer in Brazil, since part of the amount collected is given to the IBCC; and Pé Quente Bradesco Amazonas Sustentável, whose part of amount collected is allocated to Fundação Amazonas Sustentável, which develops programs and projects related to environmental preservation and sustainable development.

Rating

Bradesco Capitalização S.A. is currently graded ‘brAAA Stable’ by Standard & Poor’s and is maintained as the only company in the certificated savings plans segment with this rating. The solid financial and equity protection standard that Bradesco Capitalização ensures to its clients contributed to this result.

Quality Management System

Bradesco Capitalização S.A. maintains its quality management system according to the ISO 9001:2000 version within the scope of “Bradesco Certificated Savings Plans Management.” Granted by Fundação Vanzolini, this certification attests the quality of its internal processes and confirms the principle grounded in Bradesco Certificated Savings Plans: good products, good services and permanent evolution.

Income from Certificated Savings Plans – Market Share – %

Source: Susep

Technical Provisions for Certificated Savings Plans – Market Share – %

Source: Susep

Growth in Technical Provisions for Certificated Savings Plans – in millions of R$

Due to the growing strengthening of the volume of technical provisions, Bradesco Capitalização reached the amount of R$2.7 billion in December 2008, and according to November 2008 data released by Susep, it holds 20.2% of the total volume of technical provisions in the market.

All of these results convey safety and reaffirm the financial solidity and ability to honor commitments to its clients.

Number of Certificated Savings Plans Clients – in thousands

As a result of a policy of building customer loyalty, focused on the quality of customer service and on offering innovative products, Bradesco Capitalização ended 2008 with over 2.5 million clients, which represented a growth of 11.2% compared to December 2007.

Outstanding Traditional Certificated Savings Plans – in thousands

Outstanding Certificated Savings Plans “Incentive” (with Transfer of Drawing Participation Rigths) – in thousands

Total Outstanding Certificated Savings Plans – in thousands

The portfolio includes 15.7 million outstanding certificated savings plans. Out of this total, 32.3% is represented by traditional plans sold at the branch network and in the channels Bradesco Dia&Noite. This portfolio had a growth of 12.8% compared to December 2007. The other 67.7% of the portfolio is represented by plans of the “incentive” type (transfer of drawing participation rights), such as the partnerships with Bradesco Cartões, Bradesco Vida e Previdência, Bradesco Auto/RE etc. Considering that the purpose of this type of certificated savings plans is to add value to partners’ products or even to provide incentives for customer payments, these plans are sold with reduced terms and grace periods and at a lower unit purchase price.

Awards/Acknowledgments

1 – Bradesco Capitalização received the 2o Prêmio Brasil de Meio Ambiente (2nd Brazil Environmental Award) for the Best Work in Environment Communication Program, with the product Pé Quente Bradesco SOS Mata Atlântica. The award, which is sponsored by Jornal do Brasil newspaper, was created to encourage the continuity and the expansion of environmental awareness in Brazil. It is targeted at artists and public and private institutions from several sectors which perform an essential and active role in relation to the environment. The prizewinners are chosen by the CNI.

2 – Bradesco Capitalização won the Prêmio Segurador Brasil 2008 (2008 Brazilian Insurance Company Award) in the Marketing 10 and Entrepreneurs in the Certificated Savings Plan Area categories. The award is sponsored by Segurador Brasil magazine as a way to acknowledge the leadership, performance and achievements of insurance companies in the previous year. It highlights the role of the companies and entities in the development and implementation of concepts, products and services for the Brazilian insurance market.

3 – Bradesco Capitalização received the Dr. Oswaldo Cruz Award in the category “Education and Social/Environmental Responsibility.” Ibrasi and Sbace, sponsors of the award, chose the Company in recognition of the launch of certificated savings plans which allocate part of the revenues from the sale of these products to programs aimed at the quality of life of Brazilians.

Highlights

1 – On February 12, in the city of Piracicaba (State of São Paulo), Bradesco Capitalização, in partnership with Fundação SOS Mata Atlântica, opened a community nursery where 250 thousand seedlings of over 80 different kinds of native trees can be raised. They will be planted on properties in the region, mainly in areas of Atlantic Forest reforestation.

2 – On March 10, Bradesco Capitalização launched the certificated savings plan Pé Quente Bradesco Amazonas Sustentável. The product, created in partnership with Fundação Amazonas Sustentável, grants part of the amount collected on behalf of the Foundation to sponsor environmental preservation and sustainable development programs and projects. With this new product, Bradesco Capitalização strengthens its social-environmental commitment, which already includes partnerships with Fundação SOS Mata Atlântica, the IBCC and Instituto Ayrton Senna.

3 – From May 30 to June 1, Bradesco Capitalização sponsored the 4th edition of Viva a Mata at Parque do Ibirapuera, in São Paulo. Held during the week that celebrates the Atlantic Forest Day (May 27), the event had several activities such as lectures, debates and thematic stands.

Banco Finasa BMC

Consolidated Balance Sheet

		In millions of R$

	2007 (3)		2008 (4)

	September	December	September	December

Assets
Current and Long-Term Assets	27,282	33,438	50,843	62,326
Funds Available	8	14	3	110
Interbank Investments	1,274	4,097	16,455	32,207
Securities and Derivative Financial Instruments	278	235	371	381
Interbank Accounts	34	4	20	3
Loan and Leasing Operations	24,396	27,444	32,017	28,038
Allowance for Loan Losses	(1,246)	(1,346)	(1,715)	(1,755)
Other Receivables and Other Assets	2,538	2,990	3,692	3,342
Permanent Assets (1)	1,987	2,081	78	83
Total	29,269	35,519	50,921	62,409

Liabilities
Current and Long-Term Liabilities	27,689	33,819	38,689	39,793
Demand, Time and Interbank Deposits	26,336	32,372	36,608	37,976
Federal Funds Purchased and Securities Sold under Agreements to Repurchase
and Funds from Issuance of Securities	95	90	–	–
Interbank Accounts	2	–	5	–
Borrowing and Onlending	82	34	–	–
Derivative Financial Instruments	23	–	–	–
Other Liabilities	1,151	1,323	2,076	1,817
Deferred Income	18	18	43	70
Shareholders’ Equity (2)	1,562	1,682	12,189	22,546
Total	29,269	35,519	50,921	62,409
(1) Investment Reduction in March 2008: Banco Bradesco acquired an interest of 34.6% in Banco Alvorada, which belongs to Banco Finasa S.A.
(2) The Special Shareholders’ Meetings held on March 3, 2008 and April 3, 2008 resolved on the capital increase in the amount of R$5 billion, respectively, totaling R$10 billion and the Special Shareholders’ Meeting held on November 5, 2008 resolved on the capital increase in the amount of R$10 billion.

Consolidated Statement of Income

			In millions of R$

	2007 (3)			2008

	3rd Qtr.	4th Qtr.	Year	3rd Qtr.	4th Qtr.	Year (4)

Income from Financial Intermediation	1,825	2,062	7,334	2,072	3,673	10,230
Financial Intermediation Expenses	(1,059)	(1,264)	(4,181)	(974)	(2,440)	(5,848)
Financial Margin	766	798	3,153	1,098	1,233	4,382
Provision for Loan Losses	(344)	(373)	(1,337)	(427)	(391)	(1,679)
Gross Income from Financial
Intermediation	422	425	1,816	671	842	2,703
Other Operating Income/Expenses	(395)	(259)	(1,288)	(340)	(389)	(1,639)
Operating Income	27	166	528	331	453	1,064
Non-Operating Income	(4)	(19)	(27)	(50)	(95)	(260)
Income before Taxes and Contributions	23	147	501	281	358	804
Taxes and Contributions on Income	(40)	48	(55)	(95)	(122)	(270)
Net Income	(17)	195	446	186	236	534
(3) Bound data for comparison purposes.
(4) Already considers the merger of Finasa into BMC, according to the Meeting of April 30, 2008.

Profile

Banco Finasa BMC offers consumer sale financing lines for the acquisition of passenger or cargo vehicles, as well as other goods and services, in addition to offering leasing and traditional personal loan operations, deductible loans, operating as Bradesco’s financing company.

Finasa Segment

Finasa specializes in consumer sale financing lines for the acquisition of passenger and cargo vehicles, as well as other goods and services, in addition to leasing operations and personal loans.

It operates in the granting of financing segment and also in the strategy of entering into operational agreements with large car makers, as well as auto, truck and implements resale, in addition to important retail chains.

BMC Segment

BMC specializes in deductible loans for INSS retirees and pensioners, payroll of companies of the federal, state and municipal public sector, employees of private sector companies, CDC of used vehicles and secured transaction loans.

It operates by means of correspondent banks. In the second quarter, also through correspondent banks, it started granting payroll-deductible loans in branches of Banco Bradesco (Synergy Project) and granting payroll-deductible loans of private sector companies (Federal Government Project) focused on companies which compose the portfolios of Bradesco Empresas and Corporate segments.

Operation Strategy

The Finasa and BMC segments, operating in a different manner, mainly in partnership with stores and retailers, complete the distribution network of the Bradesco Organization’s financial products.

For its new business prospects, the Finasa segment hires the services of Finasa Promotora de Vendas, a wholly-owned subsidiary of Banco Finasa BMC, through its 156 branches established nationwide and a structure of business partners; on the other hand, the BMC segment uses its specialized team and prospective opportunities markets. It is currently operating with 883 correspondent banks whose distribution includes all Brazilian states.

Operating Performance

Finasa Segment

At the end of 2008, the Finasa segment totaled R$24.153 billion from its financing portfolio/ vehicle leasing and personal loan, a drop of 3.6% over the same period in 2007. In December 2008, Banco Finasa BMC S.A. and Banco Bradesco S.A. entered into a private instrument for assignment of leasing agreements in which Bradesco assumed rights in the amount of R$3.933 billion.

Not taking such assignment in consideration, the portfolio would be R$28.086 billion, recording a 12.1% growth in 2008.

BMC Segment

In 2008, the segment totaled R$3.886 billion in loans and financing portfolio with a growth of 60.5% compared to the same period of 2007. The highlight was the payroll-deductible loans portfolio, which enjoyed growth of 44.3%, increasing from R$1.884 billion in December 2007 to R$2.718 billion, a result of the strategy and structuring of the team dedicated to agreements with INSS, government bodies and private companies, with the consequent increase of granting of funds in this modality. The production of new businesses increased from an average of R$235.8 million/month in 2007, to R$293.6 million/month in the same period of 2008, with a growth of 24.5% .

Duringtheyear,loanoperationsofpayroll-deductible loans were granted in the amount of R$700.4 million. Incorporating the operations granted, total loan portfolio would be R$4.914 billion, with a growth of 40.7% on the same period of 2007.

Results

Net income for 2008 was R$534 million, representing a 19.7% y-o-y growth.

Banco Finasa BMC ended 2008 with shareholders’ equity of R$22.546 billion.

Banco Bradesco BBI

Balance Sheet

		In millions of R$

	2007		2008

	September	December	September	December

Assets
Current and Long-Term Assets	2,244	1,607	6,711	6,509
Funds Available	–	–	2	–
Interbank Investments	538	538	5,627	5,220
Securities and Derivative Financial Instruments	1,541	897	954	1,146
Other Receivables and Other Assets	165	172	128	143
Permanent Assets (1)	269	378	1,401	1,402
Total	2,513	1,985	8,112	7,911

Liabilities
Current and Long-Term Liabilities	1,183	559	2,527	2,303
Time Deposits	–	–	1,807	1,867
Federal Funds Purchased and Securities Sold under Agreements to Repurchase	1,015	243	253	–
Derivative Financial Instruments	58	123	325	333
Other Liabilities	110	193	142	103
Shareholders’ Equity (2)	1,330	1,426	5,585	5,608
Total	2,513	1,985	8,112	7,911
(1) Merger of total shares of Ágora Holdings S.A., changed into a wholly-owned subsidiary, pursuant to Special Shareholders’ Meeting held on September 17, 2008.
(2) Capital increase in the amount of R$60.3 million on April 28, 2008, R$ 3.0 billion on June 30, 2008 and R$346.2 million on September 17, 2008, pursuant to the Special Shareholders’ Meetings of these dates.

Statement of Income

			In millions of R$

		2007			2008

	3rd Qtr.	4th Qtr.	Year	3rd Qtr.	4th Qtr.	Year

Income from Financial Intermediation	53	47	167	188	268	561
Financial Intermediation Expenses	(19)	(19)	(50)	(60)	(64)	(191)
Gross Income from Financial
Intermediation	34	28	117	128	204	370
Other Operating Income/Expenses	23	46	89	23	(110)	(24)
Operating Income	57	74	206	151	94	346
Taxes and Contributions on Income	(14)	(20)	(44)	(46)	(28)	(92)
Net Income	43	54	162	105	66	254

Banco Bradesco BBI S.A. is the company responsible for the development of operations in the variable income,fixedincome,structuredoperations,mergers and acquisitions and project financing segments.

Variable Income

In December 2008, BBI ranked 6th in Anbid’s Origination and Distribution ranking, by volume, in the domestic variable income market. In 2008, characterized by a significant decrease in share offering operations, we would like to highlight our participation as coordinators and joint-bookrunners in the public offering of shares of Cia. Vale do Rio Doce, in the amount of R$19.4 billion, and our participation as hired coordinators in the offering of shares of Visa Inc(1), held in the United States of America, by means of our subsidiary Bradesco Securities Inc(1), in the amount of US$ 19.7 billion, and in the public offerings of shares of Gerdau S.A., in the amount of R$2.9 billion and of Metalúrgica Gerdau S.A., in the amount of R$1.5 billion. We also assisted Petróleo Brasileiro S.A. - Petrobras in the Public Offering of Share Acquisition from Suzano Petroquímica S.A., in the amount of R$566.2 million.

Fixed Income

In December 2008, pursuant to the Anbid’s Origination and Distribution ranking, BBI ranked second, by volume, in consolidated fixed income(2) in thedomesticmarket.Weparticipatedasleadmanager in several transactions, from which we highlight: the issue of Debentures of American Banknote S.A., in the amount of R$180 million, of Usiminas S.A., in the amount of R$500 million, of Trisul S.A., in the amount of R$200 million, of Companhia de Gás de São Paulo - Comgás, in the amount of R$100 million, of Localiza S.A., in the amount of R$300 million and of Companhia de Concessões Rodoviárias, in the amount of R$300 million. We also participated as lead managers, of the first issue, of Commercial Promissory Notes of Bradespar S.A., in the amount of R$1,400 million, of Cosan S.A. Indústria e Comércio, in the amount of R$1,100 million, of Telemar Norte Leste S.A., in the amount of R$2,000 million and in the coordination leadership of the issue of Commercial Promissory Notes of Ultrapar, in the amount of R$1,200 million. In addition, we also participated as Coordinator of the debentures issue of MRV Engenharia e Participações S.A., in the amount of R$300 million, and of the Commercial Promissory Notes of Telemar Norte Leste S.A., in the amount of R$3,600 million.

(1) Visa Inc operation is not accounted for in Anbid’s Domestic Market ranking.
(2) Since January 2008, Consolidated Fixed Income ranking is comprised by the sum of the subdivisions: short-term fixed income, long-term fixed income and securitization (FIACs and CRIs).

Structured Operations

BBI develops structures used to segregate credit risks through securitization, using SPEs, loan assignments with shared risk and medium- and long-term financing, structured based on receivables and/or other collaterals. Additionally, BBI has an outstanding position in acquisition finance.

In 2008, we worked in the development and implementation of complex leverage structures, which allowed for the acquisition operations such as: the Frango Assado restaurant chain by means of investment fund Advent International, Polipetro and Repsol by means of Alesat Combustíveis, as well as Esso Brasileira by means of Cosan.

We also highlight our participation in the syndicated loan which made possible the acquisition of McDonald’s, Latin America, by investment funds Wood Station, Gávea and DLJ.

Mergers and Acquisitions

BBI advises important clients on mergers, acquisitions, joint ventures, corporate restructuring and privatization operations, whose added values exceed R$37 billion.

Among the operations carried out in 2008, we highlight:

• Advisory services to Bovespa Holding S.A. in the merger with Bolsa de Mercadorias & Futuros S.A.;

• Advisory services to Rede Energia S.A. in the financial structuring and in the acquisition of the equity control of Enersul Energias do Brasil;

• Advisory services to Bradesco in the acquisitions of Ágora Holdings, Mediservice Administradora de Planos de Saúde and in the sale of quotas of Fundo de Investimento Imobiliário Projeto Água Branca;

• Advisory services to AMC Têxtil in the acquisition of four companies of TF Modas Group, holder of the brands Forum and Triton, among others;

• Advisory services to American Banknote S.A. in the acquisition of Interprint Ltda.;

• Advisory services to investment fund Advent International in the acquisition of Frango Assado chain;

• Advisory services to Alesat Combustíveis S.A. in the acquisition of the total capital stock of Repsol YPF Distribuidora S.A. and Polipetro Distribuidora de Combustíveis Ltda.; and

• Advisory services to Odebrecht Investimentos em InfraEstrutura Ltda., in the acquisition of Águas de Cachoeiro S.A. (Citágua) and Ecosama S.A.

Project Financing

BBI has a solid track record playing the role of financial advisor and structure maker for several projects in the project and corporate finance categories, always seeking the best financing solution for projects in several sectors of the economy. BBI has an excellent relationship with several different promotion agencies, such as BNDES, BID and IFC.

This year, BBI operated as financial advisor and structure maker for important projects of different economic sectors, being successful in finding adequate financing solutions for some of them, such as: i) financial advisory services to Odebrecht Investimentos em Infraestrutura in the long-term financing structuring, in the total amount of R$328.1 million, with BNDES and InfraBrasil Fundo de Investimentos em Participações, for the PPP project for the expansion and operation of the sanitary sewage system of the municipality of Rio das Ostras, State of Rio de Janeiro, first PPP project in the sanitation area approved by BNDES; and ii) advisory services to Via Parque S.A. in the long-term financing structuring of R$52.9 million with Banco do Nordeste, for the implementation of Via Parque PPP, in the state of Pernambuco.

In 2008, BBI continued to provide financial advisory and/or structuring services for several projects, mainly to: (i) Santo Antônio Hydroelectric Power Plant, with installed capacity of 3,150 MW, belonging to Madeira River Complex; (ii) port complexes sponsored by LLX Logística; (iii) projects for the implementation of sugar and alcohol plants; among others.

Leasing Companies

On December 31, Bradesco Organization controlled the following leasing companies: Bradesco Leasing S.A. Arrendamento Mercantil, Zogbi Leasing S.A. Arrendamento Mercantil and Bankpar Arrendamento Mercantil S.A., besides leasing portfolios of Banco Bradesco S.A., Banco Finasa BMC S.A., and Banco Alvorada S.A., which are directly shown in its financial statements.

Aggregated Balance Sheet

	In millions of R$

	2007		2008

	September	December	September	December

Current and Long-Term Assets	35,474	36,257	46,510	47,385
Interbank Investments	30,182	30,387	36,197	39,088
Securities and Derivative Financial Instruments	1,093	1,091	1,229	1,275
Leasing Operations (*)	3,451	4,040	8,199	6,212
Allowance for Loan Losses	(121)	(133)	(252)	(237)
Other Receivables and Other Assets	869	872	1,137	1,047
Permanent Assets	55	57	54	59
Total	35,529	36,314	46,564	47,444

Liabilities
Current and Long-Term Liabilities	32,704	33,450	43,271	44,093
Federal Funds Purchased and Securities Sold under Agreements to
Repurchase and Funds from Issuance of Securities	30,730	31,360	41,286	42,458
Borrowing and Onlending	424	484	676	647
Subordinated Debts	618	616	316	–
Other Liabilities	932	990	993	988
Shareholders’ Equity	2,825	2,864	3,293	3,351
Total	35,529	36,314	46,564	47,444
(*) In December 2008, Bradesco Leasing and Banco Alvorada executed a private instrument of assignment of leasing contracts, in which Banco Alvorada received rights in the amount of R$2.272 billion.

Aggregated Statement of Income

			In millions of R$

		2007			2008

	3rd Qtr.	4th Qtr.	Year	3rd Qtr.	4th Qtr.	Year

Income from Financial Intermediation	1,354	1,375	5,354	2,353	2,446	8,321
Financial Intermediation Expenses	(1,226)	(1,246)	(4,855)	(2,173)	(2,250)	(7,656)
Financial Margin	128	129	499	180	196	665
Allowance for Loan Losses
Expenses	(10)	(13)	(32)	(56)	14	(108)
Gross Income from Financial
Intermediation	118	116	467	124	210	557
Other Operating Income/Expenses	(15)	(6)	(44)	178	–	164
Operating Income	103	110	423	302	210	721
Non-Operating Income	(2)	(3)	9	18	(3)	13
Income before Taxes and
Contributions	101	107	432	320	207	734
Taxes and Contributions on Income	(28)	(34)	(136)	(110)	(71)	(251)
Net Income	73	73	296	210	136	483

Empresas de Arrendamento Mercantil (Leasing)

Leasing Operations Performance – Aggregated Bradesco

Leasing operations are carried out by Bradesco Leasing S.A. Arrendamento Mercantil and Banco Finasa BMC S.A.

On December 31, aggregated leasing operations brought to present value totaled R$20.5 billion (*). Banco Bradesco S.A. and Banco Finasa BMC S.A. leasing portfolios are mainly comprised by vehicle operations for individuals.

According to ABEL, Bradesco Organization’s leasing companies are positioned amongst sector leaders, with an 18.3% share of this market (reference date: November 2008). This good performance is a result of its branch network integrated operations and the maintenance of its diversified business strategies in various market segments, in particular, the implementation of operating agreements with major industries, mainly in the transportation vehicles and machinery/equipment industries.

The following graph presents the breakdown of Bradesco’s aggregated leasing portfolio by type of asset:

Portfolio by Type of Asset

(*) It includes leasing operations of Banco Finasa BMC, Banco Bradesco and Banco Alvorada.

Management Company

Balance Sheet

	In millions of R$

	2007		2008

	September	December	September	December

Assets
Current and Long-Term Assets	360	384	522	540
Securities	353	374	511	522
Other Receivables	7	10	11	18
Permanent Assets	8	10	14	17
Total	368	394	536	557

Liabilities
Current and Long-Term Liabilities	124	111	143	98
Amounts Refundable to Former Groups Now Closed	7	7	20	29
Other Liabilities	117	104	123	69
Shareholders’ Equity	244	283	393	459
Total	368	394	536	557

Statement of Income

			In millions of R$

		2007			2008

	3rd Qtr.	4th Qtr.	Year	3rd Qtr.	4th Qtr.	Year

Fee and Commission Income	66	71	256	83	84	318
Taxes Payable	(7)	(7)	(27)	(9)	(8)	(33)
Interest Income	9	10	35	15	16	52
Administrative Expenses (Including
Personnel Expenses)	(8)	(9)	(31)	(8)	(12)	(34)
Selling Expenses	(7)	(8)	(25)	(12)	(12)	(42)
Other Operating Income/Expenses	2	1	6	2	2	6
Income Before Taxes and Contributions	55	58	214	71	70	267
Taxes and Contributions on Income	(19)	(19)	(73)	(24)	(22)	(89)
Net Income	36	39	141	47	48	178

Consortium Groups

Balance Sheet

	In millions of R$

	2007		2008

	September	December	September	December

Assets
Current and Long-Term Assets	2,908	3,126	3,751	3,935
Amount Offset	13,932	14,390	18,563	19,001
Total	16,840	17,516	22,314	22,936

Liabilities
Current and Long-Term Liabilities	2,908	3,126	3,751	3,935
Amount Offset	13,932	14,390	18,563	19,001
Total	16,840	17,516	22,314	22,936

Operating Overview

In January 2009, Bradesco Consórcios celebrated six years of business, holding an outstanding position in the market for being a leader in all segments in which it operates.

For the sale of consortium plans, the company relies on the Banco Bradesco branch network and on the Bradesco Vida and Previdência team, responsible for the outstanding position. The variety of plans, added to coverage, safety and seriousness with which they are traded, associated with the Bradesco brand, are important advantages for the expansion of sales.

Since the beginning of its activities, Bradesco Consórcios has always sought relevant positions in the market, and was already successful in its second year of operation, holding a leadership position in the two main segments, real estate and automobiles.

However, the complete leadership, an outstanding result, was achieved in October 2008, when the company ranked first in the Brazilian Central Bank ranking, also in the Trucks, Tractors and Agricultural Implements segment, with the production of 20,249 active quotas. It is worth mentioning that these figures account for a 112.9% growth on the same period in 2007.

In addition to the achievements mentioned, more than R$5 billion of assets were paid to more than 208 thousand clients in the three segments. Thus, it is worth pointing out that, in 2008, Bradesco Consórcios sold 165.1 thousand quotas, registering a record growth of 40% y-o-y.

Market

In 2008, the real estate consortium sector in Brazil turned over around R$3.5 billion, only between January and October, and, for 2009, the projection is an increase of nearly 20% in the client base.

The results recorded by the Consortium System in the 2H08 showed records in several sectors, such as real estate, light and heavy vehicles. Despite the deceleration in the industry and trading, consortia have been presenting increasing figures.

The transportation sector has been serving as a thermometer of the economy, presenting significant growth. In consortia of heavy vehicles, which mainly comprise trucks, semitrailer trucks and buses, there was a 56.3% increase in the trade of new quotas. 1H08 figures totaled 24 thousand, and Bradesco Consórcios contributed with 25% of this market.

Bradesco has been increasing its market share in the three segments where it operates, as shown in the charts below:

Market Share – Real Estate Consortium – %

Source: Brazilian Central Bank.
Obs.: The market share of Itaú, ABN and Ademilar in November 2007 was not disclosed.

Market Share – Automobile Consortium – %

Source: Brazilian Central Bank.
Obs.: The market share of Rodobens in November 2007 was not disclosed.

Market Share – Trucks, Tractors and Agricultural Implements Consortium – %

Source: Brazilian Central Bank.

Leadership

According to a strategy defined by the Organization, Bradesco Consórcios tried to be the leader in all segments of operations, automobiles, real estate and trucks, tractors and agricultural implements and, after achieving the latter in October 2008, it currently has the full leadership, according to the ranking disclosed by the Brazilian Central Bank.

In the real estate segment, it posted a result, related to December 2008, of 139,841 active quotas, with a growth of 10.3%, as for the automobiles segment, the number produced was 183,840 active quotas, with a growth of 13.3% .

Concerning the trucks, tractors and agricultural implements segment, Bradesco Consórcios closed 2008 with 22,288 active quotas, represented by the significant growth of 135.5% .

It can be concluded that people are finding out the advantages of acquiring assets such as trucks and tractors through consortium, due to the lower cost when compared to other products.

The consolidation of our leadership in all segments is a result of the determined and very well planned effort, possible due to the enthusiasm and strength of the Bradesco branch network and the Bradesco Vida e Previdência team. We also point out several continuous initiatives carried out by Bradesco Consórcios to increasingly improve its services. For example, we have made significant investments in the qualification of employees throughout the year, following a strong program to keep the sales team well trained and updated.

Segmentation

Banco Bradesco’s entry into this market is part of a strategy which has as purpose to offer the most complete range of product and service options to more than 37 million clients. In this context, the Organization has as proposal to make available consortium quotas accessible to all social classes, filling a market gap.

Due to the reasons presented above, aiming at fully meeting the pretentions of its clients, Bradesco Consórcios has always sought to adapt itself to the needs. Thus, it promoted several changes in its products, such as increase of the term of the real estate consortia plans, from 120 to 144 months, and from 60 to 72 months the term for the automobile plans, without changing the current rates. Thus, the product became even more attractive, since, by increasing the term, the value of the installments was reduced. In addition, there was a change in the real estate credit ranges offered, which started being from R$30 thousand to R$300 thousand, providing more options to the interested parties.

Operating Performance

The distinct method of trading products (real estate, automobiles and trucks), provided a y-o-y growth of 26.2% .

To provide clients with material information, Bradesco Consórcios makes available a website which, over the past years, is among the most visited ones in this market segment, with more than 10 million accesses, in addition to a specific call center and an exclusive channel (help desk), where the consortium holder may obtain all data related to his/ her group and his/her consortium quota.

Another aspect that should be noticed, the freedom of choice of the asset, is one of the main characteristics of the plans sold by Bradesco, once the consortium holder has total freedom to choose the asset he/she prefers at the moment of the drawing, according to the value of the letter of credit.

In 2008, 428 groups were inaugurated and 165,094 thousand consortium quotas were sold, accounting for a 38.3% growth y-o-y. Therefore, such results enabled Bradesco Consórcios, at the end of 2008, to record accumulated sales higher than R$13.1 billion and 208.2 thousand draws, which, in turn, resulted in 164.3 thousand assets delivered, in a total of 1,970 groups in progress.

Number of Active Consortium Quotas

Total Active Consortium Quotas

Number of Consortium Quotas Sold

Total Consortium Quotas Sold

Number of active quotaholders comprising the 10 largest real estate consortium management companies

Source: Brazilian Central Bank.
Obs.: Itaú, ABN and Ademilar were not included in the ranking of the 10 largest management companies in November 2007

Number of active quotaholders comprising the 10 largest auto segment consortium management companies

Source: Brazilian Central Bank.
Obs.: Rodobens was not included in the ranking of the ten largest management companies of November 2007.

Number of active quotaholders of the 10 largest consortium management companies in the truck, tractor and agricultural implement segment

Source: Brazilian Central Bank.

Bradesco S.A. Corretora de Títulos e Valores Mobiliários

Balance Sheet

	In millions of R$

	2007		2008

	September	December	September	December

Assets
Current and Long-Term Assets	548	418	689	560
Funds Available	–	–	–	1
Interbank Investments	80	55	56	180
Securities	111	142	239	182
Other Receivables and Assets	357	221	394	197
Permanent Assets	45	113	117	120
Total	593	531	806	680

Liabilities
Current and Long-Term Liabilities	486	345	515	380
Other Liabilities	486	345	515	380
Shareholders’ Equity	107	186	291	300
Total	593	531	806	680

Statement of Income

			In millions of R$

		2007			2008

	3rd Qtr.	4th Qtr.	Year	3rd Qtr.	4th Qtr.	Year

Income from Financial Intermediation	5	5	19	12	12	39
Gross Income from Financial
Intermediation	5	5	19	12	12	39
Other Operating Income/Expenses	10	11	40	8	12	46
Operating Income	15	16	59	20	24	85
Non-Operating Income(*)	–	–	–	–	–	23
Income before Taxes and
Contributions	15	16	59	20	24	108
Taxes and Contributions on Income	(5)	(5)	(19)	(7)	(8)	(37)
Adjusted Net Income	10	11	40	13	16	71
(*) Preferred shares redeemed by Bovespa Holding.

Bradesco Corretora ended 2008 ranking 12th in the BM&FBovespa accumulated market ranking of the 84 participating brokerage firms. In 2008, 96,333 investors were served, and 3,165,600 put and call orders were executed, summing up a financial volume corresponding to R$71,430 million.

We have noticed that new investors are increasingly interested in knowing the stock market, despite the financial crisis in some countries. And internet is the main and most practicable access channel to this market and with lower cost.

Home Broker Bradesco, which allows the Client to purchase and sell shares through the internet, had a volume of R$24,434 million traded in the demand market of BM&FBovespa in 2008, with 2,664,242 orders received, out of which 1,246,568 were executed, maintaining the 2nd position in the annual ranking of home broker dealers at BM&FBovespa’s markets. The client base on December 31, 2008 totaled 173,895 internet users, with a growth of 6.3% compared to September 30, 2008, representing an increase of 10,330 new registrations. In 2H08 the customer service team answered 179,130 calls, 4,585 requests through chat and also received in the same period 29,252 e-mails that were answered in a maximum of 24 hours.

In 2008, Bradesco Corretora traded 4,523 thousand contracts at the BM&F, with a financial volume of R$359,177 million, reaching the 23rd position in the ranking among the 67 participating brokerage firms. With more than 40 years of tradition and efficiency in capital markets, Bradesco Corretora was the first brokerage firm in the market to make available to its clients the Direct Market Access. DMA is an innovative order routing service via computer, which allows the investor to carry out asset purchase and sale operations directly in BM&F’s market, with all convenience and safety, without leaving his/her home or office.

By means of DMA, Bradesco Corretora also starts to provide:

• More autonomy when investing, i.e., the client oneself controls the execution of its orders, with no intermediaries and full confidentiality;

• Quickness and agility, by sending an automatic confirmation of executed orders; and

• Online market follow-up, enabling the prompt identification and a better use of good business opportunities.

In 2008, the retail area of Bradesco Corretora continued the qualification process of the customer services to Individual Clients, interested in equities products, promoting the constant increase of the staff, personal training and investments in the systems which subsidize its activities.

Aiming at being even closer to the investor, Bradesco Corretora made all efforts for the expansion of the Share Rooms Project. In 2H08 new rooms were opened in the city of São José do Rio Preto, State of São Paulo, in the neighborhood of Jardim Anália Franco, East Zone of the City of São Paulo, in Brasília/Federal District and in the city of Uberlândia, state of Minas Gerais, totaling seventeen units set up in the main Brazilian cities.

Bradesco Corretora has also intensified initiatives which aim at providing better service conditions and a better technical preparation to all professionals of the Organization’s branch/segment network. Therefore, we highlight the following initiatives in 2H08:

– Launching of Home Broker Bradesco TV;

– Permanent provision of information to the branches network, by means of Reports prepared by the skilled team of analysts of Bradesco Corretora;

– 61 training courses focused on professionals of the Prime and Retail Segments, as well as on operators of the Organization’s customer service network. These courses are coordinated by the Training Department-Headquarters and Qualification Department (Telebanco);

– 64 Events focused on Clients (Prime Moment, Share Room Opening, among others, including with the constant participation of investment analysts), 111 Committees carried out with branch managers and 183 teleconferences also focused on branch managers and professionals; and

– Support to managers of all segments, with the presence of our professionals in visits to clients, thus providing a great assertiveness in the raising of new funds and investors’ loyalty.

It is worth mentioning that in 2008, Bradesco Corretora participated, in partnership with BM&FBovespa, in the event Bovespa vai até você (Bovespa goes to you), as well as in nine editions of Expo Money (including the new event Expo Money Day, in Salvador), permanently staying in touch with clients and prospects.

Bradesco Corretora was granted the Quality System – ISO 9001:2000 re-certification by Fundação Carlos Alberto Vanzolini, after audit carried out in September of Sana, Home Broker and BM&F systems.

Bradesco S.A. Corretora de Títulos e Valores Mobiliários

In 2008, Bradesco Corretora continued its expansion in the work with investment clubs, increasing the number by seventeen new clubs registered at BM&FBovespa, totaling 36 investment clubs and average equity value of approximately R$11 million.

Bradesco Corretora also makes available to its clients the Direct Treasury Program, which allows individual investors to acquire federal government securities through the internet, being required only ones registration through the www.bradesco.com.br website, Investments item.

During 2008, operation desks of New York and London increased their business volume with foreign institutional investors and through entering of new clients, despite the negative effects in the Brazilian stock market as a result of the global loan crisis. We still develop commercial activities by means of road-shows with publicly-held companies and with our investment analysts, going to several cities in the United States and Europe, to discuss investment opportunities in the Brazilian stock market and present our services. The half year was characterized by a high volatility in global stock markets, general drop in share prices, especially in emerging markets, and the decrease of total traded volumes. In spite of this unfavorable environment, Bradesco Corretora’s revenues for North-American and European investors kept increasing, which proves the quality of our services and the great business potential in international area.

Bradesco Corretora offers its clients a complete investment analysis service with coverage of the main sectors and companies of the Brazilian market. We started covering seven companies, already incorporating twenty new companies in 2008 to our coverage universe, a process which will continue the next year. Our team of analysts is composed of nineteen sector specialists (senior analysts and assistants) who disclose their opinions to clients in an equitable way by means of follow-up reports and guides of shares with a wide basis of projections and multiples of comparison. Besides counting on analysis of the team of economists of Banco Bradesco, the brokerage firm counts on its own economic team dedicated to the specific demand of the its clients, focusing on the universe of the stock market.

Net income recorded in 2008 amounted to R$71 million. On December 31, 2008, shareholders’ equity reached R$300 million, equivalent to 44.1% of total assets, which added up to R$680 million.

Trading on BM&FBovespa

		2007			2008

	3rd Qtr.	4th Qtr.	Year	3rd Qtr.	4th Qtr.	Year

Markets - BM&F
Ranking	25th	24th	27th	25th	19th	23rd
Number of Contracts Traded (in thousands)	1,015	924	3,825	1,061	1,404	4,523
Financial Volume (in millions of R$)	71,537	68,112	269,385	82,280	127,043	359,177

Markets - Bovespa
Ranking	10th	13th	13th	15th	12th	12th
Number of Investors	34,685	51,270	83,278	44,258	40,576	96,333
Number of Orders Executed	556,071	669,194	2,045,347	150,043	169,861	611,539
Financial Volume (in millions of R$)	14,976	17,806	55,250	15,488	14,990	71,430

Bovespa Markets - Home Broker
Ranking	3rd	2nd	2nd	2nd	3rd	2nd
Number of Registered Clients	91,576	121,751	121,751	163,565	173,895	173,895
Number of Orders Executed	447,293	559,776	1,676,151	534,427	712,141	2,554,061
Financial Volume (in millions of R$)	3,779	5,178	14,174	5,342	5,607	24,434

5-Operating Structure

Corporate Organization Chart

Main Shareholders

(1) Bradesco’s Management (Board of Executive Officers and Board of Directors) comprises the Presiding Board of Fundação Bradesco, maximum Deliberative Body of this Entity. Reference Date: December 31, 2008

Main Subsidiaries and Affiliated Companies

Reference Date: December 31, 2008

Administrative Body

Reference Date: December 31, 2008

Main Ratings – Bank

	Fitch Ratings								Moody's Investors Service								Standard & Poor’s						Austin Rating			R&IInc.
	International Scale						Domestic Scale		International Scale					Domestic Scale		Financial Soundness	International Scale — Counterparty Rating				Domestic Scale		Domestic Scale		Corporate Governance (3)	Interna- tional Scale
	Individual	Support	Foreign Currency (1)		Local Currency (1)		Domestic (1)		Foreign Currency Deposit		Foreign Currency Debt	Domestic Currency Deposit		Deposits			Foreign Currency		Local Currency		Counterparty Rating		Long-term (1)	Short-term		Issuer Rating (1)
			IDR — Delinquency Probability of Issuer Long-term	IDR — Delinquency Probability of Issuer Short-term	IDR — Delinquency Probability of Issuer Long-term	IDR — Delinquency Probability of Issuer Short-term	Long- term	Short- term	Long- term (2)	Short- term	Long-term (2)	Long-term (2)	Short- term	Long-term (2)	Short- term		Long- term (1)	Short- term	Long- term (1)	Short- term	Long- term (1)	Short- term
	A	1	AAA	F1	AAA	F1	AAA (bra)	F1+ (bra)	Aaa	P-1	Aaa	Aaa	P-1	Aaa.br	BR-1	A	AAA	A-1	AAA	A-1	brAAA	brA-1	AAA	A-1	AAA	AAA
	A/B	2	AA	F2	AA	F2	AA (bra)	F2 (bra)	Aa	P-2	Aa	Aa	P-2	Aa.br	BR-2	A–	AA	A-2	AA	A-2	brAA	brA-2	AA	A-2	AA	AA
	B	3	A	F3	A	F3	A (bra)	F3 (bra)	A	P-3	A	A1	P-3	A.br	BR-3	B+	A	A-3	A	A-3	brA	brA-3	A	A-3	A	A
	B/C	4	BBB	B	BBB+	B	BBB (bra)	B (bra)	Baa	NP	Baa3	Baa	NP	Baa.br	BR-4	B	BBB	B	BBB	B	brBBB	brB	BBB	B	BBB	BBB
	C	5	BB	C	BB	C	BB (bra)	C (bra)	Ba2		Ba	Ba		Ba.br		B–	BB	B-1	BB	B-1	brBB	brC	BB	C	BB	BB
	C/D		B	D	B	D	B (bra)	D (bra)	B		B	B		B.br		C+	B	B-2	B	B-2	brB	brSD	B	D	B	B
	D		CCC		CCC		CCC (bra)		Caa		Caa	Caa		Caa.br		C	CCC	B-3	CCC	B-3	brCCC	brD	CCC		CCC	CCC
	D/E		CC		CC		CC (bra)		Ca		Ca	Ca		Ca.br		C–	CC	C	CC	C	brCC		CC		CC	CC
	E		C		C		C (bra)		C		C	C		C.br		D+					brSD		C		C	C
			RD		RD		DDD (bra)									D					brD
			D		D		DD (bra)									D–
							D (bra)									E+
E

Brazilian Sovereign Rating			BBB-	F3	BBB-						Ba1						BBB-	A-3	BBB+	A-2	brAAA					BBB-

The ratings granted to Bradesco are the highest evaluation indexes attributed to Brazilian banks.

(1) Plus (+) and minus (-) signs are used to identity a better or worse position within the same rating scale.
(2) Numeric modifiers 1, 2 and 3 are added to each generic rating from Aa to Caa, meaning lower or higher risk in the same category.
(3) This is the first governance rating granted in Latin America. The assessment acknowledges that Bradesco adopts excellent corporate governance practices and a relationship policy characterized by a high level of quality, transparency and ethics.
Ratings considered speculative or lower than the satisfactory risk level (in the corresponding columns).

Main Ratings – Insurance Company and Certificated Savings Plans

Insurance			Certificated Savings Plans

Fitch Ratings		Standard & Poor’s	Standard & Poor’s

Domestic Scale	International Scale	Domestic Scale	Domestic Scale

Domestic Rating of Financial	International Rating of	Latin America	Latin America
Strength of Insurance	Financial Strength of	Financial	Issuer
Company (1)	Insurance Company (1)	Capacity Rating	Rating (1)

AAA (bra)	AAA	brAAA	brAAA
AA (bra)	AA	brAA	brAA
A (bra)	A	brA	brA
BBB (bra)	BBB+	brBBB	brBBB
BB (bra)	BB	brBB	brBB
B (bra)	B	brB	brB
CCC (bra)	CCC	brCCC	brCCC
CC (bra)	CC	brCC	brCC
C (bra)	C	brSD	brSD
DDD (bra)	DDD	brD	brD
DD (bra)	DD
D (bra)	D

(1) Plus (+) and minus (-) signs are used to identity a better or worse position within a same rating scale.
Ratings considered speculative or lower than the satisfactory risk level (in the corresponding columns).

On April 30, 2008, the risk rating agency S&P increased Brazil’s foreign currency long-term sovereign loan rating from ‘BB+’ to ‘BBB-’, investment grade, as well as the local currency long-term sovereign loan rating from ‘BBB’ to ‘BBB+’, also investment grade. According to S&P, these increases reflect the development of Brazilian institutions and public policies as shown by the improvement in the fiscal situation and decrease in the country’s foreign debt, in addition to the improvement in Brazil’s growth trend.

On May 29, 2008, Fitch Ratings (‘Fitch’) increased Brazil’s sovereign ratings to investment grade. The foreign currency long-term rating was increased from ‘BB+’ to ‘BBB-’; local currency long-term rating was increased from ‘BB+’ to ‘BBB-’ and the foreign currency short-term rating was increased to ‘F3’. According to Fitch, the increases in these ratings reflect the significant improvement of Brazil’s external account, supported by prudent macroeconomic policies and the growth of the local economy despite high government debt.

However, Bradesco already had investment grade foreign currency long-term ratings from Fitch, S&P and Moody’s Investors Service prior to the moving Brazil up to investment grade. This represents a competitive advantage since the investment grade comprises low risk institutions that are able to meet their external commitments, regardless of government actions.

On April 30, 2008, Standard & Poor’s Ratings Services increased our foreign currency long-term rating from ‘BBB-’ to ‘BBB’ as well as the local currency long-term rating from ‘BBB-’ to ‘BBB’.

According to S&P, the new ratings are due to Brazil’s strengthened operational environment and Bradesco’s strong financial and commercial profile.

On June 3, 2008, Fitch Ratings increased our foreign currency long-term rating from ‘BBB-’ to ‘BBB’, the foreign currency short-term rating from ‘F3’ to ‘F2’, the local currency long-term rating from ‘BBB’ to ‘BBB+’ and local currency short-term from ‘F3’ to ‘F2’. These increases, according to Fitch, reflect our inherent financial strength, which will benefit from the improvement in the operational environment and continuity of good performance.

On October 28, 2008, Japan’s main risk rating agency, R&I Ratings, attributed to Bradesco the issuer rating ‘BBB-’ the same sovereign rating of Brazil by this agency. Bradesco was the first Brazilian commercial bank to obtain this rating.

Generally, a country’s sovereign rating is an evaluation of its capability and will to meet its existing and future obligations up to maturity.

Main Rankings

Source	Criterion	Position	Disclosure Date

“Forbes the World’s Leading Companies” Survey	Banks/Forbes 2000*	1st (Brazil)	March 2008
“Forbes the World’s Leading Companies” Survey	Banks/Forbes 2000*	23rd (Worldwide)	March 2008
“Forbes the World’s Leading Companies” Survey	Overall/Forbes 2000*	3rd (Brazil)	March 2008
“Forbes the World’s Leading Companies” Survey	Overall/Forbes 2000*	85th (Worldwide)	March 2008

(*) Forbes 2000: companies on “The World’s Leading Companies” list are rated based on a combination of criteria that comprises income, profit, assets and market value.

Market Segmentation

Focusing its actions on relationships, Bradesco’s segmentation process is in line with the market trend that groups clients with similar profiles, allowing personalized customer service and increasing productivity and agility gains. Such process provides the bank with greater flexibility and competitiveness in the execution of its business strategy, giving depth to operations not only in terms of specialization but also in terms of the specific demands of several customer profiles, for individual and corporate clients.

Bradesco Corporate

Mission and Values

Bradesco Corporate’s mission is seeking for excellence in client management, anticipating solutions and establishing lasting bonds, perpetuating wealth generation to its shareholders, employees and the community.

Bradesco Corporate has values that guide its daily activities. They are:

– teamwork;
– ongoing pursuit of innovation and excellence in customer service;
– transparency in all its actions;
– commitment to self-development;
– adherence to strategic guidelines;
– creativity, flexibility and initiative; and
– quick delivery to clients.

Background and Achievements

The Corporate Banking segment was introduced in 1999 to serve companies from its target market. Based on a “customer” rather than a “product” standpoint, it maintains centralized relations management, offering, in addition to traditional products, Tailor-Made and capital markets structured solutions through managers who have a clear vision of risk, market, economic industries and relationships.

Bradesco Corporate’s absolute commitment to quality, the essence of a long-term effort, started taking shape in 2000 when the company was granted the ISO 9001:2000 certification, which is a reference for excellence in efficiency in service as evaluated by clients. With the adoption of the best market practices, its Management System has been improving, resulting in the award of the Prêmio Gestão Banas de Qualidade (Banas Quality Management Award) in 2006; the Prêmio Paulista de Qualidade da Gestão – Medalha de Ouro (Paulista Quality Management Award – Golden Medal) in 2007, which acknowledges companies with the best management practices, for its efficiency and quality; and the Troféu Governador do Estado de Excelência da Gestão (State Governor Trophy for Excellence in Management) in 2008, the highest recognition in the State of São Paulo, which is granted to the best company using world excellence criteria.

Our concern with seeking solutions with significant added value for the Institution is reflected in our partnerships with major retail networks for consumer sales financing, enabled by the relationship and familiarity with this industry’s production chain and the synergy that exists among the Bank’s segments.

Managed funds include assets (loans, bonds and guarantees) and liabilities (deposits, funds and portfolios) that total R$186.4 billion.

Target Market

The 1,204 economic groups comprising Bradesco Corporate’s target market, primarily composed of large corporations that post sales higher than R$350 million/year, are located in the States of São Paulo, both in the capital city and in land towns, Rio de Janeiro, Minas Gerais, Paraná, Rio Grande do Sul, Santa Catarina, Goiás, Pernambuco and Bahia.

Bradesco Empresas (Middle Market)

The Bradesco Empresas (Middle Market) segment was implemented to offer services to companies with sales between R$30 million and R$350 million/ year, through 68 exclusive branches in the foremost Brazilian capitals and strategically distributed throughout Brazil as follows: Southeast (41), South (16), Mid-West (4), Northeast (5) and North (2).

It aims at offering the best business management, such as: loans, financing, investments, foreign trade, derivatives, cash management and structured operations, seeking customers’ satisfaction and results to the Organization.

Bradesco Empresas is formed by a team of 44 lead managers and 342 relationship managers who are part of the Anbid Certification Program, as well as 212 assistant managers who render tailor-made services to an average of 34 economic groups per relationship manager, encompassing 11,787 economic groups companies from all sectors of the economy.

Among loan operations, guarantees, deposits, funds and collections, Bradesco Empresas manages funds of approximately R$55.8 billion.

In the ongoing pursuit of management excellence improvement, the Bradesco Empresas Department and the Empresas Santo Amaro branch have the NBR ISO 9001:2000 certification in the scope “Bradesco Empresas Segment Client Relations Management” and “Empresas Santo Amaro–SP Branch Client Relations Management” granted by Fundação Carlos Alberto Vanzolini, respectively. For the effective maintenance of management models, in November 2008, such scopes were recertified in the rule by this very Foundation.

We also point out the recognition of Bradesco Empresas by IPEG through the Prêmio Paulista de Qualidade em Gestão (São Paulo Quality in Management Award) in 2008, attesting to the Bank’s commitment to customer service quality and client satisfaction.

Bradesco Private

Bradesco Private Banking, with its highly qualified and specialized professionals, offers its clients –high-income individuals with minimum funds available for investment of R$2 million – an exclusive line of products and services always aiming at increasing their equity by maximizing returns. Therefore, it seeks the most appropriate financial solution according to a tailor-made concept, considering each client’s profile, and providing advisory services for asset allocation, as well as tax and successive guidance.

Bradesco Private Banking, always focused on its proximity to its client base, has ten offices in the cities of São Paulo and Rio de Janeiro, as well as in Porto Alegre, Blumenau, Curitiba, Belo Horizonte, Brasília, Salvador, Recife and Fortaleza.

Bradesco Private is certified both by ISO 9001:2000 with scope “High Net Wealth Individuals Relations Management” and GoodPriv@cy (Data Protection Label – 2002 Edition) granted by IQNet in “Management of Privacy of Data Used in High Net Wealth Clients Relation”. In January 2008, it was acknowledged by Euromoney magazine as the best Brazilian private bank.

Bradesco Prime

Bradesco Prime operates in the high-income clients segment, targeting individuals with monthly income of R$4 thousand or higher or with investments equal to or higher than R$50 thousand. Its mission is to be the client’s first-choice bank, focusing on the quality of relationships and offering appropriate solutions to their needs, with trained teams, adding value to shareholders and employees within ethical and professional standards. The segment value proposal is based on the following assumptions:

– Personalized assistance, provided by relationship managers who manage a small client portfolio and are continually enhancing their professional qualification in order to provide high-level financial consulting services.

– Personalized products and services, among them the Bradesco Prime Loyalty Program that aims at encouraging the relationship between the clients and the Bank by offering increasing benefits.

– Exclusive branches specifically designed to provide comfort and privacy.

– Relationship Channels: exclusive internet banking (www.bradescoprime.com.br) with the competitive advantage of online chat, where financial consultants interact with clients in real time; a call center with an exclusive service center; and a broad customer service network, composed of its branches, ATM equipment – Bradesco Dia&Noite and Banco24Horas, throughout Brazil.

Throughout its history, Prime has invested in technology, in the improvement in the relationship with its clients and in the qualification of its professionals. Thus, it has also achieved an outstanding position in the Brazilian high-income market and has consolidated its position as having the largest customer service network, with 253 strategically located branches.

Since 2005, the Bradesco Prime department has been certified by Fundação Carlos Alberto Vanzolini, NBR ISO 9001:2000 rule under the “Bradesco Prime Segment Management” scope, which was recertified in September 2008, strengthening Bradesco’s commitment to continuously improving methods and pursuing clients’ satisfaction.

Bradesco Varejo (Retail)

Bradesco is a traditional retail bank that provides high quality service to all segments of the Brazilian population of all social classes. The effort that the Organization makes reflects in the search to democratize banking products and services, aiming to promote social inclusion and better income distribution. The bank has over 19 million account holders, including individual and corporate clients, who carry out millions of transactions daily in our customer service network.

The broad customer service network is present in all Brazilian regions, providing convenience through branches, service stations, Banco Postal service branches and Bradesco Expresso units, as well as thousands of ATM machines.

To simplify and distinguish our service, daily transactions are safely carried out in channels such as the Fone Fácil service, Internet Banking and Bradesco Celular, a differential since they work 7 days per week, night and day, and can be easily and safely accessed.

The retail segment has been focusing on the growth of its client base and loan portfolio. Through the development of financial tailor-made products and services, to meet customers’ profiles, our ongoing search for excellence in service is evident, valorizing the relationships strengthening by identifying market needs and special groups.

Significant investments have been made in staff training, to qualify employees, so that they may provide customized and efficient customer services, consequently increasing clients’ loyalty to the Bank.

Bradesco Varejo not only has over 3,000 branches and 2,700 service branches (PAB/PAE), but also has a digital branch, operating in a virtual environment and offering a courier service, in which a team of managers serves its clients from 8:00 am to 8:00 pm, seven days a week, regardless of location.

Banco Postal

Banco Postal is a brand through which Bradesco offers its products and services in a partnership with ECT. It is an example of the success of correspondent banks due to its large scope, products and services portfolio and the social role it plays in society.

Present in more than 5 thousand Brazilian cities, with 5,946 branches, Banco Postal is giving a new face to retail banking, reaching all Brazilian cities, enabling millions of Brazilian citizens to join the banking system.

Approximately 1.7 thousand branches were set up in cities that, until then, were devoid of banks, benefiting millions of people who had the opportunity for the first time in their lives to obtain a check book, make a deposit in a savings account, or obtain a loan from a regulated institution.

Thanks to Banco Postal, thousands of INSS beneficiaries can now receive their benefits with the convenience of a branch close to their homes. Thus, clients do not need to travel long distances in boats or poor roads and neither spend a good part of their earnings traveling. Banco Postal’s expansion has also increased the use of credit and debit cards in the municipalities where it is present, as well as the affiliation of the commercial establishments with the Visa network, improving services at the postal branches. Such expansion also provided more options for the local populations to make their payments and become an important means of support to Bradesco’s clients who make transactions in Brazil.

Banco Postal also promotes the social-economic development of cities where it is present, facilitating the circulation of money, attracting new merchants and greater supply of goods and merchandise.

Available Services:

Reception and submission of account opening proposals;

Reception and submission of loan, financing and credit card proposals;

Withdrawals from checking accounts, savings accounts and INSS;

Deposits in checking and savings account;

Balance consultation of checking accounts, savings accounts and INSS;

Receipt of bank collection documents;

Receipt of consumption bills;

Receipt of municipal, state and federal taxes (DARF), FGTS and GPS; and

Vehicle licensing of the states of Bahia and Rio Grande do Sul.

Number of Banco Postal Service Branches

Bradesco Expresso

Bradesco has been increasing its share in the correspondent bank segment, with the expansion of the Bradesco Expresso network, by means of partnerships with supermarkets, drugstores, department stores and other retail chains.

On December 31, 2008, Bradesco Expresso network totaled 16,061 implemented units.

Attractiveness to storeowners, clients and Bank

In addition to direct gains for the remuneration received, there are also indirect gains to the storeowners, mainly due to the increase of sales, provided by the increased flow of people, potential consumers of the products sold at the establishment, opening possibilities for client loyalty.

To its clients and the community in general, Bradesco Expresso provides the convenience of banking services closer to their homes or workplaces, in establishments that clients identify themselves with and where they already have a relationship.

For Bradesco, this is the best way to reach low-income clients, especially the population deprived of bank services, promoting banking inclusion that would not be possible by means of traditional bank branches.

Bradesco Expresso has operated in the receipt of consumption bills, tax and collection slips, prepaid cell phone recharging and withdrawals from checking accounts, savings accounts and INSS, also contributing to the improvement of customer service.

Number of Bradesco Expresso Units

Number of Transactions carried out at Correspondent Banks (Banco Postal+ Bradesco Expresso) – in thousands

Customer Service Network

Customer Service Network	2007		2008

	September	December	September	December

Bradesco Service Branches
Branches	3,067	3,160	3,235	3,359
– Bradesco	3,050	3,143	3,218	3,339
– Banco Finasa (1)	1	1	–	–
– Banco BBI	1	1	1	1
– Banco BMC (1)	15	15	–	–
– Banco Finasa BMC	–	–	16 (1)	15 (1)
– Banco Bankpar	–	–	–	2
– Banco Alvorada	–	–	–	1
– Bradesco Cartões	–	–	–	1
PABs	1,103	1,151	1,185	1,183
PAEs	1,426	1,495	1,561	1,523
PAAs	130	130	902	1,032
Finasa Promotora de Vendas (Finasa Branches)	388	375	216	156
Outplaced ATM Network Terminals	2,652	2,776	3,074	3,296
Total Bradesco Service Branches	8,766	9,087	10,173	10,549
Service Branches – Third Parties
Banco24Horas Network Assisted Terminals (*)	3,387	3,523	4,378	4,732
Banco Postal	5,753	5,821	5,924	5,946
Promotora de Vendas – BMC (Correspondent Banks)	–	–	1,078	883
Credicerto Promotora de Vendas (BMC Branches)	–	–	13	–
Bradesco Expresso (Correspondent Banks)	10,657	11,539	14,562	16,061
Total Service Branches – Third Parties	19,797	20,883	25,955	27,622
Total Service Branches in Brazil (Bradesco + Third Parties)	28,563	29,970	36,128	38,171
Branches Abroad	5	5	5	5
Subsidiaries Abroad	5	7	7	7
Total Service Branches (Brazil + Abroad)	28,573	29,982	36,140	38,183
Finasa – Associated Dealers (**)	40,299	36,970	21,726	22,366
BMC – Stores and Outlets	–	–	11,376	11,505
Total Branches Containing ATMs in Brazil – Own Network +
Banco24Horas (included in the total) (*)	11,741	12,312	14,160	14,945
ATMs
Bradesco	24,911	25,974	28,092	29,218
Banco24Horas	3,827	3,939	4,850	5,306
Total ATMs	28,738	29,913	32,942	34,524

PAB – located at a company with a Bank’s employee.
PAE – located at a company with e-customer service.
PAA – located at a city that does not have a bank branch.
(*) In December 2008, there were 1,313 overlapping branches between the Bradesco network and the Banco24Horas network.
(**) The reduction was due to the company’s strategic repositioning of personal loans and installment sales in stores.
(1) The merger of Banco Finasa into Banco Finasa BMC was approved by Bacen on October 10, 2008.

Customer Service Network – Number of Branches

Bradesco Branches – Market Share

Region/State	December 2007			December 2008

	Bradesco	Total Banks in the Market (1)	Market Share (%)	Bradesco	Total Banks in the Market (1)	Market Share (%)

North
Acre	5	35	14.3	5	37	13.5
Amazonas	60	155	38.7	61	159	38.4
Amapá	4	28	14.3	5	33	15.2
Pará	49	301	16.3	51	315	16.2
Rondônia	18	91	19.8	20	95	21.1
Roraima	2	19	10.5	3	19	15.8
Tocantins	15	89	16.9	16	92	17.4
Total	153	718	21.3	161	750	21.5
Northeast
Alagoas	12 (4)	127	9.4	13 (7)	131	9.9
Bahia	210 (4)	769	27.3	216 (7)	797	27.1
Ceará	93 (4)	375	24.8	96 (7)	385	24.9
Maranhão	68	233	29.2	69	239	28.9
Paraíba	20	177	11.3	22	186	11.8
Pernambuco	65 (4)	488	13.3	70 (7)	504	13.9
Piauí	8	116	6.9	8	128	6.3
Rio Grande do Norte	15	153	9.8	16	156	10.3
Sergipe	13	165	7.9	13	168	7.7
Total	504	2,603	19.4	523	2,694	19.4
Midwest
Distrito Federal	32	319	10.0	36	336	10.7
Goiás	111 (4)	572	19.4	117 (7)	581	20.1
Mato Grosso	63	252	25.0	66	262	25.2
Mato Grosso do Sul	57	231	24.7	61	239	25.5
Total	263	1,374	19.1	280	1,418	19.7
Southeast
Espírito Santo	40	373	10,7	42	384	10,9
Minas Gerais	295 (5)	1,885	15,6	306 (8)	1,930	15,9
Rio de Janeiro	278 (2)(4)	1,732	16,1	301 (7)(10)	1,813	16,6
São Paulo	1,163 (3)(6)	6,028	19,3	1,237 (3)(9)(10)(11)	6,292	19,7
Total	1,776	10,018	17.7	1,886	10,419	18.1
South
Paraná	182 (4)	1,243	14.6	199 (7)	1,309	15.2
Rio Grande do Sul	164 (4)	1,480	11.1	173 (7)	1,519	11.4
Santa Catarina	118 (4)	872	13.5	137 (7)	904	15.2
Total	464	3,595	12.9	509	3,732	13.6
Overall Total	3,160	18,308	17.3	3,359	19,013	17.7

(1) Source: Unicad – Information on Entities of Interest to the Brazilian Central Bank (in 2008, they refer to November 2008).
(2) It includes 1 Banco Finasa branch.	(7) It includes 1 Banco Finasa BMC branches.
(3) It includes 1 Banco Bradesco BBI branch.	(8) It includes 2 Banco Finasa BMC branches.
(4) It includes 1 Banco BMC branch.	(9) It includes 4 Banco Finasa BMC branches.
(5) It includes 2 Banco BMC branches.	(10) It includes 1 Banco Bankpar branch.
(6) It includes 4 Banco BMC branches.	(11) It includes 1 Bradesco Cartões and 1 Banco Alvorada branch.

Customer Service Network – Branches – Market Share

Bradesco Dia&Noite (Day&Night) Customer Service Channels

Bradesco’s clients are able to consult their banking transactions, carry out financial transactions and purchase products and services via state-of-the-art technology through ATM, Fone Fácil, Internet and Bradesco Celular.

Reiterating our commitment to social responsibility, people with special needs can rely on the Bradesco Dia&Noite Customer Service Channels, as follows:

– Internet banking for the visually impaired;

– Personalized assistance for the hearing impaired, by means of the digital language in Fone Fácil; and

– Access for the visually impaired and wheelchair users in Auto-Atendimento (ATM Network).

2008 Highlights

  Inforum 2008 Customer Excellence: international award received by Bradesco Dia&Noite due to the maximization of client relations value, establishing a differentiation in services provided in the customer service channels, enabling the achievement of 17.3 million products and services sold in 2008.

Prêmio e-finance 2008 (2008 E-finance award):
• Applications for the Visually Impaired category: Security Key for the Visually Impaired; and
• Security category: with the Security Device and Security Solution for Access to Channels.

Bradesco Dia&Noite (Day&Night) – Autoatendimento (ATM Network)

Bradesco has its own ATM network. On December 31, 2008 it had 29,218 machines, strategically distributed throughout Brazil. This network provides fast and easy access to a wide range of products and services.

In addition, Bradesco clients who have debit cards for checking or savings accounts may also use 5,306 Banco24Horas machines for withdrawals, viewing their balances and printing statements.

Banking Service Outlets

Items	2007		2008

	September	December	September	December

Total Bradesco Network	8,354	8,789	9,782	10,213
– Branches, PABs, PAEs and PAAs	5,702	6,013	6,708	6,917
– Outplaced Terminals	2,652	2,776	3,074	3,296
Total Banco24Horas (*)	3,387	3,523	4,378	4,732
Overall Total	11,741	12,312	14,160	14,945

(*) In December 2008, it includes 1,313 outlets overlapping with Bradesco network.

ATM Network Distribution

Obs.: It includes Banco24Horas ATMs.

ATM Network – Number of Transactions – in millions

Obs.: It includes the transactions carried out at Banco24horas ATMs.

Main ATM Transactions – in millions

Items	2007			2008

	3rd Quarter	4th Quarter	Year	3rd Quarter	4th Quarter	Year

Number of Cash Withdrawal Transactions	116.5	126.6	470.8	137.3	148.5	529.5
Number of Deposit Transactions	44.4	45.0	177.5	45.2	46.0	176.4

Obs.: It includes the transactions carried out in Banco24horas ATMs.

Bradesco has innovated and made available to its clients the highest number of services as possible.

2008 Highlights

Prêmio e-finance 2008: (2008 E-finance award): Social Responsibility with Accessibility in ATMs for the Visually Impaired category;

Biometric technology reading the veins in the hand used 2.4 million times;

Increase of 23.3% in the amount of personal loans in relation to the same period in 2007.

Bradesco Dia&Noite (Day&Night) – Fone Fácil

With 24/7 telephone access, clients can obtain information, make transactions and acquire products and services related to their checking accounts, savings accounts, credit cards and other products available in this channel through electronic and customized service.

By means of specific numbers, the client has access to several other telephone service centers. The main ones are: Internet Banking, Net Empresa, Consortium, Private Pension Plan, Finasa and Collection. There is also Alô Bradesco and the Ombudsman, channels which receive compliments, suggestions or complaints.

Fone Fácil – Number of Calls – in millions

Fone Fácil – Number of Transactions – in millions

2008 Highlights

Awards:
Prêmio Padrão de Qualidade em Contact Center (Contact Center Standard Quality Award): in the Retail Bank and Cards categories;

VIII ABT Award:
• Internal Operation – Receptive, with the case “Concentration of Customer Service to Branches” category; and
• Social Responsibility, with the case “Social Initiatives – Voluntary Action” category;

Prêmio Nacional de Telesserviços (National Teleservices Award): winner with the Centralization of Customer Service to Branches case;

Prêmio AIAREC “Melhores Empresas de Relacionamento com Clientes” (AIAREC Award “Best Companies of Relationship with Clients”): Banks category;

Prêmio Selo SAC – Amigo do Cliente (SAC Seal Award - Client’s Friend): quality certification received due to the service provided within the conformity index established by Inmetro; and

Prêmio Consumidor Moderno de Excelência em Serviços ao Cliente (Modern Consumer of Excellence in Services to Client Award): Premium Bank (Prime) category.

Bradesco Dia&Noite (Day&Night) – Internet Banking

Bradesco Dia&Noite (Day&Night) manages a portal, which contains links to 57 related websites, 40 of which are institutional and 17 are transactional.

Since its debut, Bradesco has been innovating and making available the highest number as possible of online services to its clients.

Internet Banking – Number of Registered Users – in millions

Internet Banking – Number of Transactions – in millions (*)

(*) Number of transactions carried out Via Internet banking, ShopInvest, Cards, ShopCredit, Certificated Savings Plan, Net Empresa and Net Empresa – WebTA and Cidadetran.

Services	Website	Number of transactions carried out in 2008

Bradesco Internet Banking	www.bradesco.com.br	387.2 million

ShopInvest Bradesco	www.shopinvest.com.br	5.1 million

ShopCredit	www.shopcredit.com.br	17.3 million

Bradesco Net Empresa	www.bradesco.com.br	73.6 million

Bradesco Cartões	www.bradescocartoes.com.br	23.8 million

Net Empresa – WebTA	Online File Transfer	1,032.9 million

Bradesco – Cidadetran	www.cidadetran.com.br	9.2 million

2008 Highlights

Awards:
IR Global Rankings: Best Online Annual Report in Latin America and Best Investor Relations Website categories;

  iBest 2008: in the categories: Banks and Finances with Bradesco website, E-Commerce with Shopfácil website, Insurance with Bradesco Seguros e Previdência website, Regional with Bradesco website and Education and Training with Fundação Bradesco website;

PIB – Prêmio Intangíveis Brasil (PIB - Intangible Brazil Award): Information Technology and Internet category;

  e-finance: in the categories: Social Responsibility with Bradesco Internet Banking for the Visually Impaired website, Security with Portal Bradesco Segurança website, Home Broker with ShopInvest website, Credit website with ShopCredit and Corporate Internet Banking;

2008 B2B Quality Standard: Banks with Internet, Corporate and Retail; and Insurance Company categories;

Other services to all clients on the Internet Banking: image of their checks, those cleared and paid at the teller;

Implementation of 10-year Internet Banking Campaign for Visually Impaired Clients;

Live broadcasting through internet of Apimec – states of Ceará, Distrito Federal, Minas Gerais and Rio de Janeiro;

Implementation of Pague Fácil service – cell phone recharge in Bradesco Net Empresa; and

Bradesco Net Empresa – Master Assistant, another access level.

Bradesco Dia&Noite – Bradesco Celular (cell phone service)

Bradesco, the first bank to provide banking services through cell phones, provides balance statements, payments, prepaid mobile phone recharge, transfers and loans, among others, and utilizes the Bradesco security key card to debit transactions confirmation.

In addition, it has also made available Recarga Direta Bradesco (Bradesco Direct Recharge), a service which allows recharging prepaid cell phones from the very phone, even if it does not have credits to make calls. It also has the Serviço de Mensagens Bradesco (Bradesco message service), in which enrolled customers receive information on their credit and debit card transactions on their cell phones.

Services	Website	Number of transactions
carried out
in 2008

Bradesco Celular	www.bradescocelular.com.br	4.2 million

2008 Highlights

Prêmio e-finance 2008 (2008 E-finance award): Security category – Set with Bradesco Celular security key;

Bradesco services made available via iPhone; and

Innovative broadcasting of Apimec – São Paulo through 3G cell phone.

Investments in Infrastructure, Information Technology and Telecommunications

Bradesco has been continuously expanding its investments in the IT area, especially concerning infrastructure, IT and telecommunications, always aiming at providing our clients with a better service quality within an available and reliable environment.

Investments Growth

	In millions of R$

	Years

	2004	2005	2006	2007	2008

Infrastructure	230	245	354	478	667
IT/Telecommunications	1,302	1,215	1,472	1,621	2,003
Total	1,532	1,460	1,826	2,099	2,670

Business volumes sustained by IT evidence its strategic relevance.

During 2008, we have processed over 158 million transactions/day of clients and back office activities to an account base of more than 52 million and over 80 million debit/credit cards.

We added more than 120 new products and services only to e-channels, which accounted for more than 87% transactions carried out by our clients in 2008.

Our 9.5 million Internet Banking users can see the image of checks debited into account, front and back, and they can also print copies.

We concluded the update phase of our hardware, software and data communication park with state-of-the-art equipment. This large replacement and expansion operation benefits both branches and other service branches, and also our millions of clients.

The construction of a new Information Technology Center – CTI has been concluded and it has already been operating. Thus, 100% of Mainframe platform has been processed there.

We also would like to point out the mass use of security devices such as chip, biometrics (Palm Secure), security key – card (tancode) and electronic (token), available in customer service channels to provide them safer transactions.

Risk Management and Internal Controls

Credit, Market, Liquidity and Operational Risks and Internal Controls

The Organization deems risk management essential in all its activities, using it to add value to its business to the extent that it enables support for the commercial areas as they plan their activities and maximizing the use of our own funds and those of third parties, to the benefit of shareholders and the company.

It also considers risk management activity highly relevant due to the growing complexity of services and products offered by the Organization, as well as the globalization of its business. Therefore, the Organization is constantly improving its risk management-related activities, complying with the best international practices, as well as local rules, recommendations of the New Basel Capital Accord and adapted to the reality whenever necessary.

The Organization makes considerable investments in activities related to the risk management processes, especially in the qualification of employees, so as to enhance the quality of the operation and ensure the necessary focus essential to these activities that produce a strong added value.

Corporate Governance

The corporate governance process represents the set of practices that aims at optimizing the performance of a company and protecting stakeholders, such as shareholders, investors, clients, employees, suppliers etc., as well as at facilitating access to capital, adding value to the company and contributing to its sustainability, mainly involving aspects focused on transparency, equal treatment of shareholders and accountability.

Within this context, the Organization’s risk management and internal controls process counts on the participation of all segments within the scope of corporate governance, from senior management to several business, operational, product and service areas.

Governance Scope

This structure, always in line with the best market practices, comprises independent board members, policies and committees with specific functions, who establish rules and procedures, providing human and technological resources focused on the execution of their respective activities.

Risk Management Process

The Organization approaches the management of all the risks inherent to its activities in an integrated manner, within a process based on the support from its internal controls structure. This view allows the ongoing improvement of its risk management models, minimizing gaps that could jeopardize their correct identification, classification, evaluation and mitigation.

Risk Management

The structure of the Organization’s risk management process allows credit, market, liquidity and operational risks to be effectively identified, classified, evaluated, monitored, controlled and mitigated in an integrated manner.

In order to ensure uniqueness in the risk management process, a high-level permanent forum was created with the intention of obtaining synergy among these activities at the Organization. This forum, called Integrated Risk Management and Capital Allocation Committee, is a statutory body and has as duty to advise the Board of Directors on the approval of institutional policies, operational guidelines and the establishment of exposure limits to risks within the scope of the Organization. Additionally, there are three executive committees for issues related to credit, market, liquidity and operational risk which, among their responsibilities, suggest the tolerance limits to their respective risks and prepare mitigation plans to be submitted to the Integrated Risk Management and Capital Allocation Committee.

Risk Management Structure of Bradesco Organization:

We would also like to point out the DGRC, which is a dedicated and independent department exclusively focused on activities related to market credit and operational risk management and their integration, and internal controls, reflecting the Organization’s commitment to risk management, showing the recommendations enacted by the New Basel Capital Accord (Basel II) and the best corporate governance practices. The department coordinates work to comply with Bacen Resolutions 2,554 (internal controls), 3,380 (operational risk), 3,464 (market risk) and 3,490 (required reference shareholders’ equity) of Bacen and with the provisions of the U.S. Sarbanes-Oxley Act, Section 404.

The risk management process in the Organization creates a virtuous cycle that involves:

– Risks identification: part of the daily routine of the business, operations, products and services areas. This activity comprises the identification, the classification and the assessment of the level of exposure to risk, the effectiveness of its control, carried out by the internal controls area;

– Risks measurement: it involves the use of a series of methodologies, such as calculation of expected and unexpected losses, calculation of VaR, stress tests and use of market benchmarks;

– Risks mitigation: it represents the reduction of the estimated gross weighted risks, leading to acceptable residuals by means of the adoption of actions aiming at transferring or implementing effective controls, periodically reevaluated and regularly tested for adequate execution;

– Risks monitoring and control: uses the results of measurement models for the establishment of policies and limits. These limits are divided and monitored daily, weekly, monthly or according to each situation. In addition, we have an integrated management system that incorporates several elements, such as specific models for measurement of each risk, historical data base, adequate internal controls procedures and a qualified team in the risk management function, etc.; and

– Risk reporting: for each business unit, analytical and consolidated reports provide information about integrated risk management.

New Basel Capital Accord

Structure and Fundamentals

One of the main functions of the central banks of several countries is the supervision of the financial system under their jurisdiction through prudent rules and practices aiming at avoiding and mitigating possible banking crises that may deeply affect local economies.

With globalization, the creation of new and complex financial products, a banking crisis in a certain country may cause effects, most of the time more intense, in banking and economic activities of other countries, resulting in the need for alignment of mechanisms and practices of supervision of several central banks, so that to ensure the solvency of the international financial market. Thus, the Banking Supervision Basel Committee created the Basel Capital Accord in 1988. Firstly, the main guideline of this accord was the requirement of minimum capital in relation to the credit risk. Although the application of this accord is not mandatory, supervisors of each country, observing the prudent aspects, require from the banks under their jurisdiction a minimum capital amount in relation to their loan assets portfolio, weighted by the determined risk level. Later, in 1996, the Banking Supervision Basel Committee added market risk as another risk factor to be considered for capital allocation.

The evolution of the global banking scenario and the acceleration of the pace of integration of several financial systems through complex and sophisticated instruments resulted in the need to improve the capital requirement rules established in 1988 and 1996. After more than six years of study, the New Basel Capital Accord, released in June 2004, improved the requirements of the previous accord, based on the “three pillars”:

The first pillar has two main innovations concerning the previous accord: a) the risk weighing rules which currently are established by the supervising authority may be based on internal models of the banks themselves; and b) the addition to the capital requirement to face the operational risk incurred.

The second pillar comes from the fact that the supervising authority excludes itself from the function of determining the risk level of banking assets in the internal evaluation models. The fundamental exclusion is that the banks themselves are best qualified to determine them. On the other hand, the supervising tasks of the banking authority are added to the internal risk measurement processes of the banks under its jurisdiction.

The third pillar recommends the banks a set of minimum information for the disclosure to the market, so that it can make a better evaluation based on the risks incurred by each one of the institutions in their activities.

Implementation in Brazil

In accordance with the provisions of the New Basel Capital Accord, Bacen published Resolutions 3,380 and 3,464 that deal with the structures for operational and market risk management, respectively. It also published Circular Letters 3,360, 3,361 to 3,366, 3,368, 3,388, 3,389 and 3,383, which define the capital installment methodologies necessary for credit, market and operational risks, respectively, as well as Resolutions 3,444 and 3,490 that changes the ascertainment rules of the reference shareholders’ equity and provides for the ascertainment of the PRE, respectively. Therefore, as of July 1, 2008, the domestic financial market started to operate under the New Basel Capital Accord rules, standardized approach. Bacen has issued rules to prepare the banks for the advanced credit, market and operational risk approaches, which shall become effective as of 2010.

Implementation of the New Basel Capital Accord at the Organization

Based on the consulting documents disclosed by the Basel Committee and on the exercises of quantitative impacts (QIS) for the implementation of the New Basel Capital Accord, since 2003, the Organization prepares itself in an integrated manner for its adaptation to the requirements proposed by said documents.

In 2004, with the publication of the definite document about the New Basel Capital Accord (International Convergence of Capital Measurement and Capital Standards), an internal implementation plan was established. Coordinated by the Risk Management and Compliance Department, the plan involves several areas of the Organization and is followed by a PMO structure, under the responsibility of the Organization and Methods department.

The main compliance activities are targeted at the:

– historical data storage on default, recoveries and operational losses;

– review and update of the loan assignment and recovery models;

– review of limit and guarantee management processes;

– definition, formalization and structuring of data, methods and management of banking and trading portfolios;

– evaluation of the market and liquidity risks data and models;

– definition and formalization of the mark-to-market processes;

– refining of data capture and definition of operational risk management models;

– risk models backtesting structure;

– development and effective application of economic capital models; and

– certification by the internal audit of all processes and models related to the New Basel Capital Accord.

All these tasks follow guidance from an Executive Committee appointed by the Board of Directors under the coordination of the organization’s CEO, showing our management’s total commitment to the implementation of the New Basel Capital Accord.

We believe that the implementation of the New Basel Capital Accord approaches in conjunction with best market practices, will improve the risk management process in our Organization.

Integrated Risk Management

The integrated risk management aims at having a better visibility, control and dimensioning of risks inherent to business, in a consolidated manner, as well as determining the capital necessary to support activities, with a view to maximizing the shareholder’s return.

In order to help the main areas regarding the process and effectiveness of integrated risk management, there is an area exclusively focused on such purpose at the DGRC, named Integrated Risk Superintendence.

The main attributes of this Superintendence are as follows:

– Support the Integrated Risk Management and Capital Allocation Committee;

– Determinate the methodology and grouping the economic and regulatory capital in view of risks;

– Follow-up the scope, relevance and frontiers among risks;

– Ascertain the concentrations and correlations among risks;

– Standardize information, methodologies and indicators;

– Carry out simulations to optimize results in view of risks;

– Validate risk processes, model and management; and

– Monitor changes of risk profiles in light of new processes, activities or products and services.

Credit Risk Management

Credit risk consists of the possibility of occurring losses associated with the borrower’s or counterparty’s failure to comply with its contractual liabilities, within terms agreed upon, as well as the depreciation of loan agreement resulting from a deterioration in the borrower’s risk rating, reduced gains or remunerations, advantages granted in renegotiations, recovery costs and other amounts related to the failure to comply with counterparty’s financial obligations.

Loan Assignment

Under the responsibility of the Loan department, the Organization’s loan process complies with the resolutions of the Loan Executive Committee and Bacen, in addition to being based on the pursuit of security, quality, liquidity and diversification in the application of loan assets.

In a constant search for agility and profitability in businesses, we use methodologies directed at and adequate for each segment in which the Bank operates, guiding the loan assignment operations and the determination of operational limits when adequate.

Loan Policies

Within the norms and loan policy, branches maintain variable limit values according to the size and guarantees of the operations, whose automatic classification is verified against global risk of the client/economic group.

Loan proposals pass through an automated system with parameters that is subject to a continuous improvement process that supplies indispensable information for analysis, assignment and follow-up of loans granted, thus minimizing the risks inherent to loan operations.

To grant mass loans, specialized credit and behavior scoring systems enable greater agility and reliability, besides standardizing procedures in the credit analysis and granting processes.

The Loan Executive Committee located at Bradesco’s headquarters was created to facilitate joint decision-making processes within its scope with respect to consultations about limits or operations proposed at the Organization, previously analyzed and with the opinion of the Loan Department.

Operations are diversified, well-distributed and focused on individual and corporate clients with sound payment capacity and proven creditworthiness. We take care to ensure that the underlying guarantees are sufficient to cover the risks assumed, taking into consideration the purpose and terms of the loan granted.

Loan Assignment

Methodology Used for Client Assessment and Loan Portfolio

The risk assessment methodology, besides delivering data to establish minimum parameters for loan assignment and risk management, also enables us to define special loan policies in light of clients’ characteristics and significance, providing the basis not only for the correct pricing of operations, but also for the definition of adequate guarantees according to each situation.

The credit risk rating of the Organization’s economic groups/clients, meeting the principles of capital allocation provided for in the New Basel Capital Accord (Basel II), is determined within a seventeen-level scale, thirteen of them representing performing loan operations.

The risk ratings for economic groups – corporate clients are defined based on parameterized statistic and judging proceeds, using quantitative and qualitative information. They are made on a corporate basis and periodically followed up, so as to preserve the quality of loan portfolio clients.

With respect to individuals, the risk ratings are mainly defined based on their registered reference variables, of which we highlight: income, equity, restrictions and indebtedness, as well as the standard and past relationship with the Bank, also taking advantage of statistical models of credit evaluation.

The criteria set forth by Resolution 2,682, of the National Monetary Council, for the recording of the necessary provisions, were maintained, according to the rating equivalence shown in the table below:

Basel II Rating	Resolution 2,682 Rating

AA1
AA2	AA
AA3

A1
A2	A
A3

B1
B2	B
B3

C1
C2	C
C3

D	D

E	E

F	F

G	G

H	H

Credit Risk Control and Management

To mitigate credit risk, the Organization is continuously following up loan activities processes, for the improvement, examination and preparation of inventories of its models, as well as the monitoring of credit concentration and for the identification of new components that offer credit risks.

Our efforts, which focus on using advanced models to measure risks and the continuous improvement of processes, have also reflected on the performance of the loan portfolio in various scenarios, both in terms of results and solidity.

Credit risk control and management is carried out by the credit risk area, which, among its main activities, we point out:

- backtesting and calibration of the models used to measure the loan portfolio’s risks;

- active participation in the process of improving risk rating models of clients;

- follow-up of critical risks: periodic monitoring of the main events of delinquency;

- follow-up of provisions for expected and unexpected losses;

- continuous review of internal processes, including roles and responsibilities, qualification and IT demands; and

- participation in the evaluation of risks upon the creation or review of products and services.

In addition to this monitoring within operational scope, the Board of Executive Officers holds two monthly meetings with Officers of major managing areas and associated companies:

The first meeting, “Monitoring of Loan Portfolio and Recoveries”, primarily aims a standpoint concerning the growth of loan portfolio, delinquency, provisioning, recoveries, concentrations, etc.

The second, the meeting of the “Credit Risk Management Executive Committee” has the following attributes, on a resolution basis:

- evaluating and recommending risk measurement strategies, policies, rules and methodologies to the Integrated Risk Management and Capital Allocation Committee;

- following and evaluating credit risk and measures taken to mitigate risks;

- following and evaluating alternatives for credit concentration risk mitigation;

- following the implementation of methodologies, models and tools for corporate credit risk management;

- evaluating the sufficiency of allowance for loan losses for coverage of expected losses on loan operations;

- following the movements and development of the credit market, evaluating implications, risks and opportunities for the Organization; and

- regularly informing the CEO and the Integrated Risk Management and Capital Allocation Committee about its activities and making recommendations deemed important.

In addition, the whole process of credit risk control includes periodical review of projects related to compliance with the best market practices and requirements of the New Basel Capital Accord. In order to improve the management process, all actions in progress are monitored, and we seek to identify and cover new gaps or needs that may arise.

Provisioning

The processes to record PDD meet the requirements of Resolutions 2,682 and 2,697 and complementary circular letters of Bacen. The classification process for the purposes of regulatory provision is as follows:

- evaluation and classification of the client/ economic group: quantitative (economic and financial indicators) and qualitative (registration and behavioral data) aspects related to the clients’ capacity to honor their commitments are considered;

- classification of the operation: evaluation of the client classification connected to the type, liquidity and sufficiency level and type of the guarantee(s); and

- reclassification by delay and renegotiation.

After all classification steps for provision purposes are carried out, the loss expected in one year is evaluated, in an attempt to maintain a minimum coverage margin above this loss in order to ensure impacts by a possible acceleration of delinquency not captured by risk classification models applied to the portfolio. In order to calculate this margin, exceeding provisions are recorded, which are then allocated in the operations. In the determination of this margin, the highest amplitude of delinquency above 90 days occurred in the last two years is calculated and applied to the expected loss for a year of the portfolio. For the December 2008 portfolio, the minimum margin calculated was 9.5% .

PDD X Delinquency X Loss (Percentage over Loan Operation Balance)

The total volume of allowance for loan losses reached R$10.3 billion, representing 5.9% of the total loan portfolio, ensuring a coverage level 44.5% above the expected loss for one year.

It is important to highlight the adequacy of the provisioning criteria adopted that can be proved by analyzing the historical data of allowances for loan losses and losses effectively occurred in the subsequent twelve-month period. For instance, in December 2007, for an existing provision of 6.0% of the portfolio, the loss in the twelve subsequent months was 4.1% on that date, that is, the existing provision covered the loss by a margin of more than 45%.

The total amount of provision is composed of general provision (client and/or operation classification), specific provision (non-performing) and excess provision (internal policies and criteria).

PDD Distribution

Items	In millions of R$

	2007		2008

	September	December	September	December

Existing Provision	7,428	7,826	9,136	10,263
– Specific	4,196	4,436	5,274	5,928
– General	2,120	2,262	2,670	2,714
– Excess	1,112	1,128	1,192	1,621

As a preventive measure, the Organization decided in the last quarter to accelerate the aggravation of certain factual operations in approximately R$170 million. To reinforce the excess provision, this was increased by R$428 million. These measures reiterate the conservativeness of this Organization.

Market Risk Management

Market risk is related to the possibility of loss from fluctuating prices and rates caused by mismatched maturities, currencies and indexes of the Organization’s assets and liabilities portfolios.

The Organization’s market risk management is carried out by means of methodologies in compliance with the best international practices, allowing the Organization to ground its strategic decisions with agility and higher level of trust.

Risk limits are proposed by specific committees, evaluated by the Market and Liquidity Risk Management Executive Committee and validated by the Integrated Risk Management and Capital Allocation Committee, pursuant to the limits established by the Board of Directors, considering the operation’s characteristics and, are classified as follows:

– Trading portfolio: it comprises all operations involving financial instruments and goods, including derivatives, held to be traded or allocated to hedge other ones in the trading portfolio, and which are not limited to its availability to be traded. Operations held to be traded are those destined to resell, to obtain benefits from actual or expected price variations, or to arbitration.

– Banking portfolio: it comprises the operations not classified in the trading portfolio. They consist of structural operations arising from the Organization’s several business lines and their respective hedges.

The compliance with these limits is daily monitored by the market risk area. In addition, management reports to control the positions are made available for management areas and the Senior Management.

Market Risk Control

The market risk is followed up by the meetings of the Executive Treasury Committee as well as the Market and Liquidity Risk Management Executive Committee.

The meetings of the Executive Treasury Committee are held every week and are focused on the following items:

a) defining operational strategies in order to optimize results and present positions held by the Organization;

b) analyzing the domestic and foreign political-economic scenario;

c) following investment limits in public federal, private, domestic and foreign securities;

d) proposing tolerance limits to the market and liquidity risks exposure for the Integrated Risk Management and Capital Allocation Committee to validate;

e) following the limits of market risk and management of results;

f) following the compliance with the minimum liquidity limit according to the established policy;

g) establishing operational limits of assets, liabilities and currencies mismatches; and

h) holding special meetings to analyze positions and situations in which the risk, management of results or exposure limits are exceeded.

The meetings of the Market and Liquidity Risk Management Executive Committee are held at least quarterly, and this committee has the following duties:

a) to ensure the compliance with the Organization’s Liquidity and Market Risk Management Policy;

b) to ensure the effectiveness of the liquidity and market risk management process within the organizational scope;

c) to approve and report to the Integrated Risk Management and Capital Allocation Committee, with respect to liquidity and market risk management:

I. the adopted definitions, criteria and procedures;

II. the measure(s) to be adopted, including mathematical, statistical and econometric modeling;

III. the mark-to-market criteria/model discussed in the Mark-to-Market Commission;

IV. the implementation and/or change of methods and tools; and

V. action plans and strategies for liquidity risk management;

d) to evaluate and submit to the validation of the Integrated Risk Management and Capital Allocation Committee of the Organization: the policy, structure, papers and responsibilities of the premises involved in the liquidity and market risk management process, as well as the reviews carried out according to the periodicity established in the regulation;

e) to validate and report to the Integrated Risk Management and Capital Allocation Committee of the Organization the behavior of results, backtesting of models and other matters deemed pertinent;

f) to follow and validate the information about the exposure level to market risk, consolidated and by premise; and

g) to create conditions to carry out the review work executed by the internal and independent auditors.

Among the main activities of the market risk management area, which is independent from business management, we highlight:

– to follow, calculate and analyze the market risk of the positions of the Organization;

– to follow the management of results limits established for the positions by the Senior Management;

– to follow the models adopted for measurement of market risks;

– to prepare sensibility analyses and simulate results in stress scenarios for the Organization’s positions;

– to meet the demands of regulatory bodies concerning the calculation and sending of information related to the exposure to market risk, as well as the requirement of resulting capital; and

– to analyze and follow the evolution of the markets, involving operations, quotations and liquidity of assets, including pricing methods and evaluation of structured operations and derivatives, in addition to calculation systems of volatilities and correlations.

Market Risk Measurement Models

The market risk measurement and control is done by means of VaR, EVE, stress test and sensitivity analysis methodologies, as well as the management of results and financial exposure limits.

In order to determine the trading portfolio risk, the parametric VaR methodology for one day is used, with a reliability level of 99% and volatilities and correlations are calculated as from statistical methods, which recent returns are given more importance.

Regarding the banking portfolio, the measurement of interest rate risk is made based on the EVE methodology, which determines the economic impact on positions according to scenarios prepared by the Organization’s economic area, which seek to determine positive and negative movements that may occur in interest rate curves on our investments and funding.

Market Risk Analysis

4Q08 was characterized by higher volatility in domestic and international financial markets when compared to the previous quarters. However, there are still uncertainties related to the extension of crisis, which has affected any country, no matter how solid and prepared this country could be to face the crisis. The possibility of a systematic risk, especially in October, directed markets to unpredictable moves, with substantial declines in the prices of financial assets and commodities (led by drop in oil prices). Central Banks all over the world continued taking measures to relieve financial markets and revive credit and economy. These measures included interest rate cuts in major developed economies (United States, Euro zone and England) and emerging economies. In addition, several countries announced fiscal packages, since monetary policy measures were not sufficient.

Despite measures adopted all over the world and a decision over U.S. elections, economic ratios published during 4Q08 indicated that current financial crisis has already significantly affected real economic growth rate with higher unemployment and decreases in industrial production, prices of products and companies’ earnings results. On the other hand, the high volatility caused by higher risk aversion in October started to decline in November and December, so that few prices of financial assets started to recover, but well below prices seen in the previous quarter.

In the domestic scenario, Bacen carried out several adjustments to provide financial market liquidity, especially measures that encouraged small and medium-sized banks to sell their portfolios to larger banks with greater funding capacity. In addition, Bacen changed the rules related to compulsory deposits made by banking institutions aiming at stimulating loan operations. Likewise, the federal government announced fiscal policy measures in order to help sectors of the economy that suffered strong sales declines in October, especially the automobile sector.

Concerning monetary policy, Copom interrupted a cycle of monetary tightening and maintained interest rates (Selic) at the two meetings held in the period, due to lower economic activity and conservative prices. A deceleration in the activity level seen in the last quarter of 2008, partially caused by a cycle of monetary tightening in domestic market and due to the global financial crisis, contributed to IPCA, published by IBGE and used in the inflation target systems of Brazil, to end 2008 below 6% (5.9%), therefore, in line with inflation targeting, whose ceiling stood at 6.5% . A scenario of lower economic activity and inflation under control opened the opportunity of a cycle of flexible monetary policy to start at Copom meeting in January 2009. The domestic interest rate futures market, inclusive, already estimates a significant decrease in Selic during 2009.

Despite de improvement seen in December in relation to October, the volatility in 4Q08 was higher q-o-q, which also contributed to the increased trading portfolio’s VaR in the period, since higher interest rates financial exposure also reflected in higher risk.

Risk Factors	In thousands of R$

	2007				2008

	March	June	September	December	March	June	September	December

Pre-fixed	2,787	30,730	106,750	59,762	14,364	7,142	24,742	76,236
IGP-M	15	30	48	67	96	117	1,231	18
IPCA	37,787	59,679	171,362	83,503	29,523	44,136	157,598	267,651
Domestic Exchange Coupon	462	866	1,152	3,239	466	390	3,733	13,991
Foreign Currency	705	5,352	6,783	835	2,089	1,382	13,150	23,070
Variable Income	2,743	967	1,450	5,527	2,823	6,629	2,863	4,499
Sovereign/Eurobonds and Treasuries	22,245	17,493	38,229	39,444	50,946	24,350	71,811	170,532
Other	63	5,329	7,555	6,700	3,793	2,369	2,253	61
Correlation/Diversification Effect	(11,686)	(68,404)	(217,515)	(129,293)	(46,365)	(24,274)	(72,854)	(112,617)
VaR	55,121	52,042	115,814	69,784	57,735	62,241	204,527	443,441
Average VaR in the Quarter	42,029	60,265	86,960	82,736	58,635	91,960	97,535	550,624
Minimum VaR in the Quarter	22,146	39,367	33,097	64,552	41,442	58,792	61,857	221,038
Maximum VaR in the Quarter	63,103	90,034	134,092	101,611	69,571	120,378	244,827	750,559

The methodology applied and current statistical models are validated on a daily basis using backtesting techniques. The backtesting compares the daily VaR calculated with the result obtained with these positions (excluding result with intraday positions, brokerage rates and commissions). Its main purpose is to monitor, validate and evaluate the adherence to the VaR model and the number of disruptions must be in accordance with the reliability interval previously established in the modeling. The following chart shows the daily VaR and the corresponding result of the last 12 months, in which the adverse results exceed estimated VaR only twice, that is, the number of disruptions is within the limit defined by the reliability level of the model adopted, a proof of its consistency.

Backtesting – VaR Trading Portfolio

Obs.: points located below the line represent disruptions of VaR statistic model used.

To estimate the possible loss not included in VaR, the Organization evaluates daily the possible effects on the positions of stress scenarios. Stress analysis is a tool that tries to quantify the negative impact of shocks and economic events financially unfavorable to the positions of the institution. Thus, crisis scenarios are prepared by the Organization’s economic area, for risk factors in which the trading portfolio has a position. Thus, considering the diversification effect among risk factors, the possibility of the average estimated loss in a stress situation would be R$1,425 million in the 4Q08, and the maximum estimated loss would be approximately R$2,052 million.

Trading Portfolio Stress Analysis	In thousands of R$

	Without Diversification					With Diversification

	2007	2008				2008

	December	March	June	September	December	June	September	December

Stress Analysis – Trading Portfolio	626,632	275,693	272,232	758,370	1,859,921	209,266	476,564	1,294,568
Average in the Quarter	817,837	461,661	510,592	476,112	1,892,689	343,720	294,548	1,425,209
Minimum in the Quarter	626,632	232,787	294,611	264,658	609,924	109,822	199,359	382,265
Maximum in the Quarter	983,025	626,992	823,568	803,121	2,755,070	589,580	476,564	2,051,929

Besides the follow-up and control of VaR and stress analysis, a sensitivity analysis of the trading portfolio is done daily, measuring the effect on the portfolio of the movement of the market curves and prices.

Liquidity Risk Management

Liquidity Risk is associated to the possibility of the Organization not having enough funds to meet its obligations due to mismatches of payments and collections, taking into consideration different currencies and settlement terms for its rights and obligations.

The understanding and monitoring of this risk are crucial, mainly with respect to assisting the Organization to settle operations in an agile and safe manner.

Liquidity Risk Control

The Organization has a liquidity policy approved within the scope of the Executive Treasury Committee. In this policy, the minimum liquidity levels that the Organization should maintain are defined, as well as the liquidity management instruments in a normal scenario and a crisis scenario. The policy and controls established fully comply with Bacen Resolution 2,804. This control is carried out by the Operational Control Department (DCO), which is responsible for the consolidation and distribution of positions – some are updated in real time – to the Risk Management and Compliance Department, the Treasury Department and Board of Executive Officers.

Several reports contain historic information that allows to assess the behavior and level of liquidity maintained, as well as simulations for at least, one year. Simulations are made from information about scenarios prepared by Research and Economic Studies Department.

Operational Risk Management

Operational risk consists of eventual loss resulting from inadequate or faulty internal processes, people and systems and from external events which may or may not cause the partial or total interruption of its basic activities. This definition includes the legal risk, but do not consider strategic and image risks.

Operational Risk Control

Operational risk management is based on the preparation and implementation of methodologies, criteria and tools that standardize the form of collection and treatment of the loss historical data and complies with the Bacen regulations, BIS recommendations and best market practices.

Operational risk management is supported on a corporate system, called ROCI, that is capable of and whose advantage is keeping and integrating in a single data base operational risk (quantitative standards) and internal controls (qualitative standards) information, also meeting the requirements established in Section 404 of US Sarbanes-Oxley Act.

This system will be added to the Organization’s operational risk management process, as it enables the calculation for capital allocation related to standardized methodologies and, primarily, improves the activities of capture, classification and monitoring as well as strengthening the loss analysis, measurement and mitigation processes carried out by the Operational Risk area. It also meets the schedule established by Bacen, by means of Notice 16,137/07 and the requirements in Resolutions 2,554/98, 3,380/06 and 3,490/07 which provide for the implementation of the internal controls system, operational risk management structure and Required Reference Shareholders’ Equity (PRE), respectively, and Circular Letters 3,078/03 and 3,383/08 that govern the Internal Controls System in consortium management companies and the calculation of capital allocation installment for operational risk, respectively, and also the recommendations included in the New Basel Capital Accord.

The historical data base of losses arising from operational risk completed five years of storage in December 2008 and is in compliance with the minimum provided for in paragraph 672 of the New Basel Capital Accord for application of AMA. The data for calculations for this type of approach is obtained by book accounts entered exclusively for registration of losses resulting from operational risk events. Based on this internally obtained information, we made the calculations related to the advanced approach for capital allocation separated by company which comprises the financial consolidated.

Centralized operational risk management encompasses all the Organization’s activities, including those of Grupo Bradesco de Seguros e Previdência. As a result of this strategy, it was possible to obtain synergy and rationalization of resources with the convergence in the implementation of concepts of Basel II and Capital Adequacy Ratio II, unifying the criteria within the scope of the Organization, pursuant to Resolution 3,380 and Circular Letter 3,383 in what concerns the consolidated economic-financial statement.

Standardized Operational Risk Approaches

In April 2008, Bacen published Circular 3,383 and Circular Letters 3,315 and 3,316 that describe the procedures for the calculation of the portion of PRE related to POPR. For purposes of operational risk management and respective capital allocation, the concepts required by Bacen are comprised of the following approaches:

– Basic Indicator: application of a single percentage of 15% on the gross result for the last six semesters;

– Standardized Alternative: segregates the gross income of the last six semesters in eight business lines, six of them focused on said income, replacing it with the remaining two by the averages of amounts of the loan portfolios, applying to them the fixed percentage of 3.5% and, subsequently, to the amounts verified, 12% for retail and 15% for commercial; and

– Simplified Standardized Alternative: it segregates the gross income of the last six semesters in two business lines, the first represented by the sum of the average of the amounts of loan portfolios and of the gross income of the securities portfolio, applying to this the fixed percentage of 3.5% and then 15% (Factor ß1), and to the second, represented by the gross income of the other business lines is applied to the percentage of 18% (Factor ß2).

Methodology Adopted by the Organization

Pursuant to Circular Letter 3,383/08, the Organization adopted the Standardized Alternative Methodology for calculation of PRE installments related to POPR.

The Standardized Alternative Methodology, as well as the business lines and the documentation of process supporting this approach that provides greater knowledge of the Organization’s products and services and convergence of the concepts adopted by the other risks (credit and market), were validated by the Operational Risk Management Executive Committee on May 16, 2008, approved by the Board of Directors on May 26, 2008, and informed to Bacen on May 27, 2008, according to Notice 16,913.

The “Ascertainment of Required Shareholders’ Equity” session shows the growth of capital allocated for operational risk, considering the reduction percentage set forth in Resolution 3,383/08.

Operational Risk Advanced Approach

Based on the recommendations in the New Basel Capital Accord, rules promulgated by Resolution 3,380 and information of losses stored in our database, we are dedicated to constructing proprietary models for management and value calculation of capital allocation by means of AMA.

In order to reach this goal, we use the LDA methodology that includes the estimate of distribution of severity (loss amount) and frequency (number of events) for each business line and loss event. In order to model the severity, we use statistical distributions from which we point out the exponential, gamma, weibull and lognormal distributions. For the modeling of the frequency distribution, we use poisson, geometric and negative binomial distributions.

Based on the Monte Carlo simulation methodology, we carried out the simulation of severity distributions and their frequency. Thus, it is possible to determine the distribution of aggregated loss that reflects the estimate of EL and exposure to risk with the horizon of certain period of time (monthly, quarterly, annually etc.), considering the business and control environment existing at the time of the calculations. In the simulation methodology of aggregated losses, the possibility of using the correlation between loss events or business lines is included, allowing a more accurate determination of the capital related to the exposure to operational risk. Key risks, controls and analysis of scenarios are used to estimate loss models considering changes in business and control environments. We constantly try to update this information with the Organization’s departments and affiliated companies, to calibrate the models and studies internally practiced.

We consider the exposure to the operational risk, that is, the capital to be allocated, to be UL, which is represented by the difference obtained between the EL and the VaR measure with 99.9% of reliability, which will be reflected on future capital allocations by the Advanced Approach. Additionally, we calculated the TVaR measure, which is the expected loss value in case this is higher than the VaR with 99.9% reliability. Below there are the classifications of losses arising from the operational risk:

Aggregated Loss Value

In 3Q08 we concluded the process of association to the world-wide consortium of operational losses database, called ORX, and the Organization was approved as a member of this institution. There is a perspective that information shall begin to be sent and delivered as of 1Q09. The use of this information will help the calculations of scenario analysis and comparisons of the positioning of the Organization concerning large global players in relation to operational risk events.

For a better understanding of the following tables, we present the definitions of the 8 categories of loss events and 9 business lines composing the 8 x 9 matrix adopted in our internal model of behavior analyses of operational losses.

Loss Events

1. Internal Frauds – fraudulent actions practiced by an employee of the Organization or with his/her indirect participation.

2. External Frauds – fraudulent actions practiced by clients or third parties.

3. Human Resources – practices related to the management of human resources, labor demands, security and occupational health.

4. Commercial Relations – improper commercial practices used in the trading of products and services to clients or in the relationship with third parties, suppliers, service providers etc.

5. External Events – damages to facilities, equipment and to persons, as well as facts which result or not in the total or partial interruption of the Organization’s basic activities.

6. Information Technology – failures in equipment, systems and/or technological infrastructure which result or not in the total or partial interruption of the Organization’s basic activities.

7. Processes – deficiencies in the drawing of products and services or in the execution of the operational and control activities.

8. Regulatory – amendments established by governmental authorities that interfere in private relations and change legally contracted rights and obligations.

Risk Management and Internal Controls

Business Lines

1. Corporate Finance – businesses focused on mergers, acquisitions and incorporations of companies, as well as structuring of financial and amalgamation operations, comprising national or foreign funds.

2. Negotiation and Sales – domestic and foreign treasury operations.

3. Retail – banking operations related to active and passive products and mass services for the public at large.

4. Commercial – operations that provide funds for short- and medium-term loans and financing for commerce, industry and companies that provide services.

5. Payments and Settlements – services related to payments and collections, transfers of funds, compensation and settlement of client orders.

6. Financial Agent Services – front office services provided in outlets made available to clients, whose back office activities are processed in a centralized manner in back-office units, also comprising revenues ascertained with custody of securities, letters of credit, guarantees, sureties, etc.

7. Asset Management – services related to the management of funds and asset management, whose management is separated from those pertaining to our own portfolio.

8. Retail Brokerage –provision of services related to the intermediation of securities, comprised of operations carried out on the stock, mercantile and futures exchanges.

9. Corporate – encompasses loss event values not liable for registry in any regulated business line, i.e., not necessarily connected to products sold or services provided by the Organization.

Operational Risk Analysis

In April 2008, Bacen required our participation in a new impact study of operational losses recorded, called LDCE, carried out by the Basel Committee by means of AIGOR. The period required was from January 2005 to December 2007 and applied to the financial consolidated. The recovery concept accepted in the calculation of risk exposure would only be that coming from insurance.

We participated in this study and sent all of Banco Bradesco’s and related financial companies’ data.

For calculations informed in this study, we did not use an external loss database, key indexes of risk, scenarios or changes in the Organization’s control environment.

Below, we present the result of this study focused on frequency and severity related to more relevant loss events and business lines, considering the period from January 2005 to September 2008.

Distribution of Loss Events by Amount Range

Distribution of Loss Events by Amount

(*) Amount related to the “Others” item, which includes Human Resources, Regulatory, Internal Frauds, Commercial Relations, IT and External Events.

Distribution of Loss Events by Business Line

(*) Amount related to the Retail Bank Business Line.
(**) Amount related to the Corporate business line
(***) Amount related to the “Others” item, which includes Human Resources, Regulatory, Internal Frauds, Commercial Relations, IT and External Events.

Distribution of Loss Events

Business Continuity Management – GCN

The business continuity management process is dealt with on a corporate basis, encompassing the Organization’s essential activities. The responsibilities and duties are defined and divided into three layers: the Board of Executive Officers operates at the strategic level, represented by the

Executive Information Security Committee; the DGRC, which created the PCN management area, acts at the tactical level; and the Organization’s departments and related companies act at the operational level.

Management Model and Business Continuity Control

Business continuity management is based on the preparation of the respective plans for the several of the Organization’s essential activities using methodologies and tools that unify the collection and handling of data as well as the documentation of PCN processes.

Methodology

The methodological approach applied to the development of the internal work is supported by rules and recommendations extracted from major national and international institutes, namely:

– NBR 15999-1 – Brazilian Rule on Business Continuity Management;

– BCI – The Business Continuity Institute – GRB; and

– DRII – Disaster Recovery Institute International – USA.

Below, we present the life cycle of the developed methodology that is comprised of six phases:

– Phase 1: Presentation and Awareness

– Phase 2: Planning

– Phase 3: Development

– Phase 4: Simulation and Scheduled Tests

– Phase 5: Maintenance

– Phase 6: Simulation and Non-Scheduled Tests

Phase 1 presents the needs for the project’s development, such as the indication of the business processes and respective responsible persons.

In Phase 2, interviews with the areas and persons identified in the previous phase are planned. In this phase, awareness presentations are made for the other functional levels.

In Phase 3, the application of three PCN tools is highlighted:

– Impact of Analysis on the Businesses: where we use market software to assist in the identification of critical processes and respective support assets;

– RAV: methodology developed internally to identify the evaluation of risks that surround a business environment, either internally or externally; and

– Documentation of Plans and Resources: where we use a market tool that allows the standardization of information of plans and the management of the periodicity with which they are updated by the premises and related companies.

Phases 4 and 5 ensure the continuity of the maturity process of the plans, reaching the “To manage” item of the life cycle previously shown.

Phase 6 includes the application of a simulation and non-scheduled test of a certain plan, ensuring that the teams are also prepared for the element of surprise.

Composition of a PCN

It is composed of a set of three plans (PAC, PRD and PCO) that describes how the Organization will respond to an event, ensuring that the critical functions of the business return to an acceptable level of operation within a desirable term. It involves the necessary human resources with pre-established duties before, during and after an event.

– PAC – Crisis Management Plan

It defines team operation before, during and after the occurrence of any event that may affect the continuity of the Organization’s critical processes.

- PRD – Disaster Recovery Plane

It documents the set of alternative procedures to be adopted by the technical support areas upon the failure of a technical resource (systems, communications, components, etc.), aiming at its recovery after the event.

- PCO – Operational Continuity Plan

It is a set of previously defined failure scenarios and respective procedures aimed at maintaining the continuity of critical processes and/or services at premises, also considering the lack of components that support them.

Awareness and Training

Initiatives to disseminate the PCN culture carried out through informative lectures for all premises employees. The training is based on the disclosure of basic PCN concepts and also about the use of corporate tools.

Internal Controls Management

The internal controls area is one of the units of the Risk Management and Compliance Department that is responsible for the definition and disclosure of methodologies, criteria, procedures and instructions of technical nature to compliance agents in the Organization’s departments and related companies to ensure the standardization of inherent activities, normative compliance and effectiveness of internal controls, also pursuant to US Sarbanes-Oxley Act – Section 404.

According to what was established in the policy, internal controls are managed by activities directed at risk identification, classification and measurement, evaluation of controls, monitoring and regular report of results to the Internal Controls and Compliance Committee, a statutory body with the following duties, among others:

a) to evaluate the effectiveness and compliance with the Organization’s Internal Controls System;

b) to evaluate whether the recommendations of improvements in the internal controls were duly implemented by the managers;

c) to certify compliance with procedures, rules, regulations and applicable laws; and

d) to analyze the reports issued by the regulatory bodies and internal and external audits concerning the deficiencies of internal controls and respective measures taken by the areas involved.

The diagnoses on the effectiveness of the Internal Controls System are also regularly submitted to the evaluation of the Audit and Internal Controls and Compliance Committees at meetings.

The Internal Controls and Compliance Committee issues a semi-annual opinion on the effectiveness of the Internal Controls System maintained in the Organization and submits it to the approval of the Board of Directors, at a specific meeting about the subject.

Internal Controls Management Methodology

The Organization’s risks and internal controls management methodology gathers the use of approaches, computerized tools, organizational and people structure, management processes and models. In order to maintain the effective and harmonious operation of these components, Bradesco carries out constant qualification and training programs, disseminates the culture, increases awareness of employees and revises the policies.

In this context, in June 2008, according to Form 20-F filed with the SEC, the Organization obtained the certification of its internal controls audited by PricewaterhouseCoopers, focused on the preparation of the financial statements related to the fiscal year ended on December 31, 2007, in accordance with the provisions set forth in the U.S. Sarbanes-Oxley Act – Section 404.

Continuous Improvement

The Organization exercises all-encompassing management of its main risks based on methodology that gathers five major activities arranged in a logical sequence of execution which, when concluded, offers enough support to assert that its Internal Controls System is effective. For operational processes, such methodology is in line with the structure of COSO, Cobit for the information technology environments and requirements of ELC – established by PCAOB for aspects focused on Corporate Governance; all of them adhere to the regulations of Bacen and to the principles recommended by the Basel Committee.

Methodology

Activity 1 – Formalize the Process – document the flow of process to identify risk and control activities.

Activity 2 – Measure, Assess, Deal With and Monitor Risks and Controls – identify, classify, measure the risk exposure, check the existence and adequacy of the inherent control design and manage both.

Activity 3 – Answer on Risks – identify gaps, prepare and follow-up the implementation of action plans to correct anomalies or improve existing controls.

Activity 4 – Perform Adherence Tests – ensure, by means of formal execution of adherence tests, that the control definition is adequate and that the activity of controlling has been exercised regularly and correctly.

Activity 5 – Apply Corporate Self-Evaluation – apply questionnaire to the Organization’s employees with a view to evaluating levels of knowledge, understanding and application, on issues involving integrity, of ethical and moral values, policies and rules inherent to the risk and internal control management.

Compliance agents are responsible for executing activities for identification, classification, assessment and monitoring of risks and controls as well as performing adherence tests and preparing action plans, according to models defined by the Internal Controls area.

Analysis of Internal Controls

The Organization’s risks and controls undergo an inventory process with respect to process and management and reach operational, information technology and management of access to information environments, currently representing 1,880 key controls, corresponding to 35,175 adherence tests planned to be executed during 2008.

You can see in the following chart the results achieved with adherence tests carried out in the 1st and 2nd half-year periods of 2008, compared to the half-year periods of the last two years. 2H08 consolidates the tests conducted until November, and the difference of 6,649 refers to December schedule, the tests of which will be carried out in January 2009.

Results – Adherence Tests

Instances of non-compliance identified with adherence tests executed are represented by punctual and immaterial failures, related to the protection of evidence and do not affect the effectiveness of the controls.

Results – Self-Assessment

Below, the consolidated results of a survey conducted between November and December 2008, represented by 3,253 questionnaires – 3.73% of the number of the Organization’s employees, corresponding to a total of 130,120 questions.

Understanding	2008

	Elementary to Reasonable	Good and Optimum

I know	21.72%	78.28%
I understand	19.75%	80.25%
I apply	14.34%	85.66%
Total	18.94%	81.06%

Issue	2008

	Elementary to Reasonable	Good and Optimum

Ethics	19.96%	80.04%
Action Against Money Laundering	26.11%	73.89%
Information Security	7.52%	92.48%
Internal Controls	15.56%	84.44%
Operational Risk	17.52%	82.48%
Other Issues	32.28%	67.72%
Total	18.94%	81.06%

Issues with higher percentages related to Good and Optimum grades are those with greater time of maturation and purpose of mass campaigns with employees.

Issues with lower percentages in relation to Good and Optimum grades are due to the fact that their practical use is more concentrated in business segments, which were not included in this survey.

Action Against Money Laundering

The Organization maintains specific policies, processes and systems to prevent and/or detect the use of its structure, products and services for money laundering and financing terrorism. Significant investments are made to train employees with programs in several formats such as the availability of an instruction leaflet, videos, e-learning courses and on-site lectures, including specific courses for areas in which the daily activities require them. A multi-department commission evaluates the pertinence of submitting the suspicious or atypical cases identified to the proper authorities, whether the operation has been carried out or not. The Executive Committee for the Action Against Money Laundering and Terrorism Financing meets on a quarterly basis to evaluate the progress of the work and the need to adopt new measures with the intention to align the Organization’s Program of Action Against Money Laundering and Terrorism Financing to the rules issued by the regulatory bodies and to the best international practices.

Information Security

Information security is basically comprised of a set of controls including policies, processes, organizational structures and security rules and procedures. It aims at protecting clients’ and the Organization’s information, with respect to confidentiality, integrity and availability.

The Organization created the Corporate Policy on Information Security, whose guidelines are available on its website, and maintains a formal infrastructure to promote the corporate management of information security, thus providing effective protection for information assets. The Corporate Policy on Information Security includes privacy guidelines, voluntarily set forth by the Organization, aiming at protecting the privacy of its clients’ data. This reflects of the Organization’s values and reiterates its commitment to the continuous improvement of data protection methods efficiency.

Capital Management

The Organization’s capital management tries to optimize the risk to return ratio so as to minimize losses through well-defined business strategies and maximize efficiency in the combination of factors affecting the Capital Adequacy Ratio (Basel).

Reference Shareholders’ Equity in December 2008 – in millions of R$

Calculation Statement

Calculation Basis	Financial (1) Consolidated	Total Economic - Financial Consolidated (2)

Shareholders’ Equity	34,257	34,257
Decrease in tax credits pursuant to Bacen Resolution 3,059	(143)	(143)
Decrease in deferred assets pursuant to Bacen Resolution 3,444	(248)	(381)
Decrease in gains/losses of adjustments to market value in DPV and derivatives pursuant to Bacen Resolution 3,444	2,347	2,347
Provision additional due to Resolution 2,682/99 (3)	1,619	1,621
Minority Interest/Other	413	321
Reference Shareholders’ Equity Tier I	38,245	38,022
Sum of gains/losses of adjustments to market value in DPV and derivatives pursuant to Bacen Resolution 3,444	(2,347)	(2,347)
Subordinated Debts/Others	11,893	11,893
Reference Shareholders’ Equity Tier II	9,546	9,546
Total Reference Shareholders’ Equity (Tier I + Tier II)	47,791	47,568
Deduction of instruments for funding pursuant to Bacen Resolution 3,444	(54)	(305)
Reference Shareholders’ Equity	47,737	47,263

(1) Financial companies only.
(2) Financial and non-financial companies.
(3) As of December 2008, Bacen, by means of Resolution 3,674, allowed financial institutions and other institutions authorized to operate by Bacen, that record excess provision to minimum percentages required by Resolution 2,682 of December 21, 1999, to, for PR assessment purposes, pursuant to Resolution 3,444 of February 28, 2007, fully add such amount to PR’s Tier I.

Ascertainment of Required Shareholders’ Equity – in millions of R$

Below a comparative chart of the regulatory capital allocation amounts based on September 30, 2008 and December 31, 2008, standardized approach, to the Financial Conglomerate and economic-financial:

Credit Risk	Financial		Economic-Financial

	September	December	September	December

Products
Loan Operations (Non-Retail)	8,770	9,443	8,741	9,052
Loan Operations (Retail)	3,895	3,957	3,911	4,343
Guarantees Provided	3,210	3,691	3,045	3,698
Tax Credits	3,087	1,322	3,608	1,676
Loan Commitments	1,648	1,590	1,661	1,605
Securities Operations	2,195	2,554	3,665	4,119
Other Assets	7,114	7,403	5,550	5,864
Total Allocated	29,920	29,960	30,182	30,358
Market Risk
Installments
Interest Rate	488	761	694	1,323
Prefixed in Real	55	126	59	126
Foreign Currency Coupon	52	81	52	81
Price Index Coupon	378	554	580	1,114
Interest Rate Coupon	3	–	3	2
Shares	8	6	330	343
Commodities	11	10	11	10
Exposure to Gold, Foreign Currency and Foreign Exchange (1)	–	–	–	–
Total Allocated	507	777	1,035	1,676
Operating Risk (2)
Business Lines
Corporate Finances	5	5	5	5
Trading and Sales	91	91	91	91
Retail	53	53	53	53
Commercial	57	57	57	57
Payments and Settlements	51	51	51	51
Financial Agent Services	7	7	7	7
Asset Management	18	18	18	18
Retail Brokerage	1	1	1	1
Total Allocated	283	283	283	283
Main Values
Asset Weighted by Risk	279,184	282,008	286,363	293,797
PR	45,260	47,737	44,716	47,263
PRE	30,710	31,021	31,500	32,318
Margin (PR – PRE)	14,550	16,716	13,216	14,945
Capital Adequacy Ratio (Basel)	16.2%	16.9%	15.6%	16.01%

(1) Exposure to gold, foreign currency and assets and liabilities subject to foreign exchange rate variation stood 5% below of Reference Shareholders’ Equity. Thus, according to Bacen Circular Letter 3,389, the capital allocation of PCAM is equal to zero.
(2) As per Bacen Circular Letter 3,383, it was applied a 0.20 multiplier on the amount ascertained for Operational Risk.

According to New Basel Capital Accord, standardized approach, the capital margin (PR – PRE) on December 31, 2008 stood at R$14.9 billion in the Economic-Financial Consolidated and Capital Adequacy Ratio (Basel) stood at 16.1% . The Required Reference Shareholders’ Equity reached the amount of R$32.3 billion, presenting a 2.6% increase q-o-q, being Market Risk installments the main responsible for such variation. Almost every Credit Risk exposure installment increased however, this was offset by the reduction in the allocation of tax credits from temporary differences, pursuant to Bacen Circular Letter 3,425. For Operational Risk, the amount of R$283 million remained fixed throughout 2H08, however, as of January 1, 2009, the allocation will increase to R$571 million, primarily due to the new assessment of Operational Risk installment and the increase in the multiplier (“Z” factor) to 0.50, pursuant to the legislation in force, as presented below:

Alternative Standardized Approach	In millions of R$

	2008		2009

	2nd Half		1st Half

Business Lines	283	100%	571	100%
Corporate Finance	5	1.7%	14	2.5%
Trading and Sale	91	32.0%	40	7.0%
Retail	53	18.8%	149	26.0%
Commercial	57	20.2%	163	28.5%
Payment and Settlement	51	18.1%	134	23.5%
Financial Agent Services	7	2.6%	22	3.9%
Asset Management	18	6.3%	45	7.9%
Retail Brokerage	1	0.3%	4	0.7%

Obs.: Operating Risk was assessed considering the Financial Consolidated.

Follow-up of the Capital Adequacy Ratio (Basel) and Margin (PR-PRE)

The Capital Adequacy Ratio (Basel), for the Economic-Financial Consolidated, rose throughout 2H08, remaining 5% higher than the 11% required, closing December at 16.1% . The margin (PR – PRE) reached the amount of R$14.9 billion at the end of the half-year, providing the Organization a significant comfort as regards the leverage, which allows an increase of up to R$165 billion in loan operations.

Obs.: The New Capital Accord became effective as of July 1, 2008.

Cards

	2007		2008

	September	December	September	December

Number of Cards – in thousands	67,228	70,469	80,207	81,691
Credit	16,282	17,543	20,333	20,418
Debit	42,079	43,200	46,933	47,983
Private Label	8,867	9,726	12,941	13,290

	2007			2008

	3rd Qtr.	4th Qtr.	Year	3rd Qtr.	4th Qtr.	Year

Revenue – in millions of R$	13,641	15,591	53,683	16,550	18,381	65,421
Credit	8,456	9,321	32,774	10,165	10,700	39,738
Debit	4,075	5,044	16,787	5,264	6,449	21,159
Private Label	1,110	1,226	4,122	1,121	1,232	4,524
Number of Transactions – in thousands	205,106	228,601	798,474	240,654	264,333	955,902
Credit	103,538	111,582	393,638	119,583	123,907	470,925
Debit	86,892	100,875	351,614	105,741	124,085	423,363
Private Label	14,676	16,144	53,222	15,330	16,341	61,614

Credit Cards

By making available to its clients the most complete line of credit cards in the country, Bradesco has been increasing its share in the segment. It provides Visa, American Express, MasterCard and Private Label credit cards that stand out for the range of benefits and convenience offered to their users.

To provide more protection and reduce the incidence of fraud, Bradesco started the expansion process of the Visa chip credit card base in the International, Gold and Platinum types of individual clients of the Retail and Prime segments. This growth also enabled the client to have access to the Promotional Platform, a program that allows clients to participate in several promotions and receive gifts or discounts in the transactions.

As part of the Bank of the Planet positioning strategy, which acknowledges the importance of social-environmental responsibility, Bradesco launched, in partnership with the State Government of Amazonas, Amazonas Sustentável Credit Card, the first credit card made of recycled plastic (white pet bottle). A portion of the income will be transferred to Fundação Amazonas Sustentável, which fights deforestation and hopes to change man’s relationship with the rainforest.

In partnership with CBSS Visa Vale, Bradesco launched Flex Car Visa Vale card, which is an electronic card offering clients safer and more practical payment of vehicle-related expenses, such as fuel, parking, light maintenance of vehicles including parts and accessories, washing, oil change, among other services, and the company determines the maximum amount per employee.

Taking another step ahead and showing its capacity and innovation in the implementation of new technologies to provide safety, agility and convenience to its clients, Bradesco, in partnership with Visa and Visanet, launched Brazil’s first contactless branded credit card, with which the client will no longer need to enter a password or insert it in the payment device used. All the client has to do is put the card close to the reader for the payment to be processed. The new card’s pilot project will take six months and, in this period, up to three thousand people, among employees and clients, will test the card whose main advantage is its speed, since the transaction takes less than one second to be approved.

Bradesco is now authorized to accredit and affiliate business establishments to the Redecard system. With such novelty, the Bank broadens its operation in this segment accrediting establishments to the main debit and credit brands in Brazil: Visa, American Express and Mastercard, adding its value proposal to the Bank’s clients.

In December 2008, Bradesco increased its credit card base by 16.4% compared to December 2007. The number of transactions in 4Q08 climbed 3.6% q-o-q.

The revenue for 4Q08 reached R$10.7 billion, with a 5.3% increase q-o-q.

Throughout 2008, Bradesco has taken anticipatory measures to reduce the credit risks of its credit card and private label portfolio. Despite more restrictive, this portfolio recorded substantial growth of fee income financial revenues.

Private Label Cards

In this market, Bradesco issues cards by means of operating agreements with retail stores that operate in the segments of electrical appliances, supermarkets, department stores, clothing, pharmacy and cosmetics. Agreements with stores Casas Bahia, Comper, Carone, Dois Irmãos, G. Barbosa, Coop, LeaderCard, Esplanada (Grupo Deib Otoch), Luigi Bertolli, Panvel, Drogasil, O Boticário and Colombo can be highlighted. The agreements are a way to appreciate and create loyal clients, making available access to bank products and services.

In 4Q08, revenue added up to R$1,232 million, with 16.3 million transactions, ending the period with a base of 13.3 million cards.

Base of Credit/Private Label Cards – in thousands

Revenue of Credit/Private Label Cards – in millions of R$

Debit Cards

Bradesco closed December 2008 with 48.0 million debit cards, 11.1% higher than the base of December 2007. In 4Q08, the average number of transactions per card grew 14.8% q-o-q. The total number of transactions made by debit card in 4Q08 was 124.1 million, a 17.3% growth q-o-q.

In terms of revenue, there was an increase of 22.5% q-o-q. The financial volume reached R$6.4 billion in 4Q08.

Another amazing opportunity to win client’s loyalty and increase results: the checking account card offers the convenience to pay ones purchases in up to 36 installments, with a minimum installment of R$20.00 and up to 59 days to pay the first one. To use Parcelado Electron Bradesco clients must have the Personal Credit Limit in their checking account.

Bradesco has also launched Corporate Checking Account card for micro, small and medium-sized corporate clients. The card allows up to three company representatives to transact the account separately. It allows withdrawal transactions, transfers, balance and statement consultations, as well as make purchases in one single installment in the establishments accredited to the Visa Network.

With the service called Troco Fácil, in a partnership with Visanet, targeting Bradesco checking and savings accounts cards, at each purchase, clients may request the change in cash, providing the client with more convenience and easiness, since they now can rely on a new withdrawal channel.

Base of Debit Cards – in thousands

Debit Card Revenue – in millions of R$

Meal and Food Cards

In partnership with other issuers and Visa International, Bradesco constituted Visa Vale and actively participates in the distribution of its cards.

The value proposal for this business, in addition to reducing the operational cost, increases the efficiency of means of payment with 100% electronic transactions, thus offering higher security and convenience for companies and employees.

In 4Q08, Bradesco contributed with a base of 2.0 million Visa Vale cards, representing a 9.1% q-o-q increase. Revenue in 4Q08 amounted to R$764 million, a 12.4% q-o-q increase.

Card Income

Card services income reached, in 2008, R$3.0 billion, a growth of 23.9% y-o-y, due to the outstanding performance mainly in revenues on purchases and services.

In 2008, revenues coming from financing had a 47.4% y-o-y increase, reaching R$3.4 billion.

Credit Card Assets

In 4Q08, credit card assets, which include bearer’s financing fees, advances to establishments and credit for purchases made in a single or several installments increased by 13.6% q-o-q, closing the quarter with R$16.0 billion.

Assets of Credit Card Business – in millions of R$

Social-Environmental Responsibility

Since 1993, Bradesco Cartões has promoted social-environmental and humanitarian actions, transferring a portion of annual card fees to philanthropic entities. We highlight the issuance of SOS Mata Atlântica, AACD, APAE, Casas André Luiz and Amazonas Sustentável cards.

International Area

The International area presents the following framework:

10 Units Abroad (Branches and Subsidiaries)

Branches:

New York	– Bradesco
Grand Cayman	– Bradesco (2) and BMC
Nassau	– Bradesco

Subsidiaries:

Buenos Aires	– Banco Bradesco Argentina S.A.
Luxembourg	– Banco Bradesco Luxembourg S.A.
Tokyo	– Bradesco Services Co., Ltd.
Grand Cayman	– Cidade Capital Markets Ltd.
Hong Kong	– Bradesco Trade Service Ltd.

12 Operating Units and 13 Exchange Platforms in Brazil

Belo Horizonte, Blumenau, Campinas, Curitiba, Fortaleza, Manaus, Porto Alegre, Recife, Rio de Janeiro, Salvador, São Paulo and Vitória. There are also 13 exchange platforms located in the ABC region (SP), Belém, Caxias do Sul, Franca, Goiânia, Guarulhos, Joinville, Jundiaí, Londrina, Novo Hamburgo, Ribeirão Preto, Santos and Sorocaba.

In the other regions of the country, the International area, with respect to business prospecting and opportunities with clients/potential clients, is represented by the business units and branches of the corporate, middle market and corporate retail segments, reporting to the operating unit or nearest exchange platform.

At the end of 2008, once again the figures show the commitment taken by Bradesco Organization, here represented by the International area, aiming at expanding, strengthening and consolidating the Brazilian exchange and foreign trade market. The numbers presented below confirm this commitment.

Export Market

At the end of 2008, the International area totaled R$42.9 billion of export exchange contracts, which surpassed by 9.4% the amount of US$39.2 billion contracted during 2007. It is worth pointing out that the market volume was practically unchanged, with an increase of only 0.2% over the previous year. It is important to mention the June 2008 record, when the contracted export volume was higher than US$4.5 billion, an increase of 12.5% compared to the previous record, which was US$4.0 billion, reached in April 2007.

Market share increased by 8.8% y-o-y, from 20.4% to 22.2% .

Financing for Brazilian Exports

In accordance with the performance presented in exchange closings in the export modality, total financings granted to Brazilian exporters also increased. In 2008, total amount recorded was US$16.5 billion, surpassing by 12.2% the amount of US$14.7 billion granted y-o-y.

It is worth recording that the amounts mentioned include BNDES – EXIM funds financing, transferred by the International area, in the amount of US$1.1 billion in 2008 against US$767.4 million in 2007, a 39.5% growth.

Thus, NCE/CCE are also considered, increasing from US$434.0 million in 2007 to US$2.9 billion in 2008, a 568.2% growth.

Import Market

The figures reached in this modality were even better when compared to Export. The total contracted added up to US$22.4 billion, a growth of 29.5% over the amount of US$17.3 billion contracted in 2007, which allowed to follow the market growth.

This growth was a result of significant volumes contracted throughout the year, which enabled the bank to successively break records, such as in July, with US$2.6 billion deals, an increase of 8.3% over the record of US$2.4 billion accounted for in the previous month.

Market share for 2008 was 16.0% .

Financing for Brazilian Imports

The growth presented by the import market, as previously mentioned, allowed the International area to record a strong increase in financing assignment in 2008. Total amount released throughout 2008 reached US$2.3 billion, surpassing in 27.8% the total amount released throughout the previous year, which was US$1.8 billion.

Volume of Exchange Closing – in billions of US$

Export Market

Import Market

At the end of 2008, the International area shows in its asset portfolio a significant amount of US$14.7 billion, considering the amounts related to financing for export and import, international guarantees granted, including confirmed export letters of credit, loans to Brazilian companies headquartered abroad, financing for banks headquartered abroad and committed lines.

When compared to the balance in December 2007, which was US$12.4 billion, the portfolio showed an increase of 18.4% .

The following table shows an analysis of the balances of the several products composing the International area assets on the reference dates of December 31, 2007 and December 31, 2008:

Foreign Trade Portfolio	December 2007		December 2008

	Millions of US$	Millions of R$	Millions of US$	Millions of R$

Export Financing
Advance on Foreign Exchange Contracts – Undelivered Bills	3,011	5,332	4,410	10,302
Advance on Foreign Exchange Contracts – Delivered Bills	851	1,507	632	1,477
Export Prepayments	3,027	5,362	3,071	7,176
Onlending of Funds Borrowed from BNDES – EXIM	1,359	2,407	1,005	2,348
NCE/CCE	516	913	1,519	3,548
Documentary Drafts and Bills of Exchange in Foreign Currency	4	7	1	2
Total Export Financing	8,768	15,528	10,638	24,853

Import Financing
Foreign Currency	621	1,100	875	2,045
Imports Draft Discounted	592	1,049	591	1,380
Open Import Credit	204	361	532	1,243
Total Import Financing	1,417	2,510	1,998	4,668

Collateral
Foreign Collateral Provided	477	845	770	1,799
Total Foreign Collateral Provided	477	845	770	1,799

Total Foreign Trade Portfolio	10,662	18,883	13,406	31,320

Loan via Branches Headquartered Abroad	1,113	1,971	792	1,851
Financing for Banks Headquartered Abroad	–	–	26	60
Committed Lines	625	1,107	453	1,059
Overall Total	12,400	21,961	14,677	34,290

The funding necessary for foreign trade financing is obtained from the international financial community by means of credit lines granted by correspondent banks abroad. On December 31, 2008, 103 banks, especially U.S., Asian and European banks, had extended credit lines to Bradesco.

It is worth pointing out that during 4Q08, we have assumed US$2.2 billion in credit lines to finance Brazilian exports through auctions in foreign currency promoted by the Brazilian Central Bank.

In 2008, we recorded that, in addition to the traditional funding source of correspondent banks entirely aimed at financing Brazilian foreign trade, Bradesco Organization raised US$1.7 billion in the international capital markets. We point out two Securitization Series MT100 operations, with a 6-year term, in the amount of US$500.0 million each, paid on March 6, 2008 and December 19, 2008.

The amount raised is due to long- and medium-term public and private placements. These funds were also allocated to the financing of foreign trade and to working capital loan.

The following table lists the outstanding operations on the reference date of December 2008:

Foreign Public Issuances – Outstanding – Reference Date: December 2008 (Amounts exceeding US$50 million)

Issuances	Currency	Million	Date issued	Maturity

Subordinated Debt	US$	150	12.17.2001	12.15.2011
Subordinated Debt (US$133.2 million)	Yen	17,500	4.25.2002	4.17.2012
Subordinated Debt	US$	500	10.24.2003	10.24.2013
Subordinated Debt (US$275.9 million)	Euro	225	4.15.2004	4.15.2014
FIRN	US$	125	12.11.2004	12.11.2014
FIRN	US$	100	8.8.2005	8.4.2015
FxRN – BRL (US$100.0 million)	R$	227	10.3.2005	1.4.2010
Securitization Series MT 100 –2007-1 – Floating (*)	US$	250	6.11.2007	5.20.2014
Securitization Series MT 100 –2007-2 – Floating (*)	US$	250	6.11.2007	5.20.2014
Securitization Series MT 100 –2003-1 – Fixed (*)	US$	78	8.20.2003	8.20.2010
Securitization Series MT 100 –2004-1 – Fixed (*)	US$	64	7.28.2004	8.20.2012
Securitization Series MT 100 –2007- 3 – Floating (*)	US$	200	12.20.2007	11.20.2014
Securitization Series MT 100 –2007- 4 – Floating (*)	US$	200	12.20.2007	11.20.2014
Securitization Series MT 100 –2008- 1 – Floating (*) (1)	US$	500	3.6.2008	5.20.2014
Securitization Series MT 100 –2008- 2 – Floating (*) (1)	US$	500	12.19.2008	2.20.2015
Perpetual Securities (2)	US$	300	6.3.2005	Perpetual
Public Issuances	US$	3,760
Private Issuances	US$	411
Overall Total (equivalent in US$)	US$	4,171

(*) International Diversified Payment Rights Company.
(1) Subject to grace period review annually.
(2) Perpetual Non-cumulative Junior Subordinated Securities.

The main purpose of the branches and subsidiaries headquartered abroad is to raise funds in the foreign market for onlending to clients, mainly by means of Brazilian foreign trade financing operations.

The additional activity of the subsidiary Banco Bradesco Luxembourg S.A. is to provide additional services to private banking clients, as well as to seek foreign trade operations.

The following table shows the book balances of assets and shareholders’ equity of the units abroad on the reference dates of December 31, 2007 and December 31, 2008:

Branches and Subsidiaries Headquartered Abroad	In million of US$

	December 2007		December 2008

	Total Assets	Shareholders’ Equity	Total Assets	Shareholders’ Equity

Bradesco New York	1,900	169	2,942	180
Bradesco Grand Cayman (1)	10,252	3,847	9,808	2,621
Bradesco Grand Cayman – 2(*)	115	115	433	433
BMC Grand Cayman	47	44	45	45
Bradesco Nassau	24	24	25	25
Cidade Capital Markets Ltd. – Grand Cayman	36	36	37	37
Bradesco Services Co., Ltd. – Tokyo	1	1	1	1
Banco Bradesco Argentina S.A.	36	31	36	29
Banco Bradesco Luxembourg S.A.	532	152	678	163
Total	12,943	4,419	14,005	3,534

(1) The reduction in Shareholders’ Equity was due to the Capital repatriation during the last quarter of 2008.
(*) In January 2008, there was a US$300 million capital increase.

Cash Management Solutions

Cash management solutions are structured by an area composed of experts. These experts conduct analysis and implement customized solutions following the same parameters and converge on themselves, taking into account the company, its suppliers, its clients, employees and other stakeholders. These solutions are conditioned to the needs of cash management of the companies, maximizing results in the mutual view of businesses offered and operated with clients, with a technological synergy.

High versatility systems combined with the speed of processed transactions and the strategic customer service network coverage enable Bradesco to provide Global Cash Management services to companies anywhere in the world.

Partnerships entered into with Banco Bilbao Vizcaya Argentaria and Rede Connector complete the offer of financial services aiming at facilitating the management of companies with international treasuries intending to do business in Brazil.

Among the key product and service solutions made available by Bradesco, we point out the following:

Receivables Solutions

Bradesco Online Collection

With a 30.1%* market share, Bradesco Online Collection is a leader, standing out for its comprehensiveness and several modalities, meeting companies’ needs, regardless of their size. The solutions made available provide convenience and safety, in addition to reducing costs and maximizing clients’ returns. The Online Collection offers other business opportunities for the Bank.

(*) Source: Sisbacen – September 2008 basis.

Collections

Developed based on high standards of efficiency and quality, Bradesco’s collections serve a dual purpose. On one hand, they seek to provide client satisfaction with appropriate and innovative solutions for the settlement of taxes; on the other hand, they effectively interact with the different government departments on the federal, state and local levels and with public utility concessionaires. Our services distinguish themselves for their speed and security in processed information and amounts collected.

Bradesco is leader among the private banks in the collection of the following taxes:

  DARF – Federal Taxes Collection Document – the collection in customer service channels had a 20.0% market share; (1)
  DAS: 16.6% market share; and (1)
  GPS: 14.2% market share. (2)

(1) Source: Internal Revenue Service/Serpro
(2) Source: INSS/Febraban

Payment Solutions

Pag-For Bradesco (Suppliers Payment), Bradesco Net Empresa and Electronic Payment of Taxes

Following our commitment to efficiency, Bradesco’s payment solutions, available via Pag-For Bradesco, Bradesco Net Empresa and Electronic Payment of Taxes products, meet all clients’ needs, enabling with agility and security supplier payments, tax settlements and e-transfers via the internet or by the transmission of files.

Cash Management Solutions

To make the daily cash flow operations of companies even easier, Bradesco has solutions that assist in the management of accounts receivable and payable. These are solutions that bring greater efficiency and agility to the operation, enabling high performance in results generation. Among the main solutions are Net Finanças Condomínio (Condominium Property Management via Internet), Conciliação Bancária (Banking Reconciliation), Caixa Centralizado (Centralized Cash) and Bradesco Plus Office Banking.

Always concerned with market trends, Bradesco is accredited as Registry Authority to issue the Digital Certificate, an authorized electronic signature to be safely used in several situations that require accuracy, authenticity and full faith and credit. This certificate can be used in the electronic signature of agreements in general, exchange operations, transfer of files and other purposes that require electronic safety.

Government Authority Relationship Management

Public administration also requires agility and technology in its every-day activities. In order to serve this market, Bradesco has a specific area and specialized services to entities and bodies of the Executive, Legislative and Judiciary Branches, at the federal, state and municipal levels, in addition to independent governmental agencies, public foundations, state-owned and mixed companies, the armed forces (Army, Navy and Air Force) and the auxiliary forces (Federal, Military and Civil Police), notary officers and registers, identifying business opportunities and structuring customized solutions.

An exclusive website, www.bradescopoderpublico.com.br, wasdevelopedfortheseclientsandpresentsthe federal, state and municipal governments with corporate, payments, receipts, human resources and treasury solutions, meeting the needs and expectations of the Executive, Legislative and Judiciary Branches. The portal also has an exclusive place for public employees and military policemen with all the products and services Bradesco makes available for these clients.

The relationship occurs by means of exclusive service platforms located nationwide, with specialized relationship managers to provide services to these clients.

Statistical Data

	Number of Documents Processed – millions

	2007			2008

	3rd Qtr.	4th Qtr.	Year	3rd Qtr.	4th Qtr.	Year

Collection Solutions	140.4	146.0	551.4	151.2	154.6	592.9
Payment Solutions	44.1	47.4	170.4	56.4	60.6	214.2
Public Sector (*)	89.8	92.0	358.3	97.0	96.0	383.2
Taxes	23.0	21.4	91.9	25.5	23.4	97.9
Water, Electricity, Telephone and Gas	51.9	54.5	205.8	56.0	57.1	223.8
Social Security (1)	14.9	16.1	60.6	15.5	15.5	61.5
Total	274.3	285.4	1,080.1	304.6	311.2	1,190.3

(1) Total of Beneficiaries: more than 5.104 million retirees and pensioners (corresponding to 19.56% of the population subject to INSS, which makes Bradesco the leader among the private banks in benefit payments).
(*) Includes public and privatized utility service concessionaires.

Qualified Services for Capital Markets

Bradesco, by means of the Share and Custody Department, is one of the main suppliers of qualified services for capital markets, being the national leader in qualified custody – according to Anbid ranking. With a modern infrastructure and specialized team, Bradesco proposes innovative solutions, expanding service options and generating operating flexibility for its clients.

In addition to structuring the best products and services, it submits its processes to the Quality Management System ISO 9001:2000 and GoodPriv@cy. We have 13 certifications related to data privacy and quality that ensure absolute tranquility for our clients.

The Share and Custody Department provides qualified services for capital markets related to the bookkeeping of assets: shares, BDRs, investment fund quotas, CRIs and debentures, qualified custody of securities, custody of shares for coverage of DRs, controllership of investment funds and managed portfolios, administrative bank, FIDC, FIP, qualified depositary and compensation agent.

Our services:

1 – Assets Bookkeeping

In this segment, Bradesco offers bookkeeping services for shares, BDR, investment fund quotas, CRIs and debentures.

1.1 – Shares

A pioneer of this segment in Brazil, Bradesco has services that gather all procedures related to the bookkeeping of shares, serving more than 3 million shareholders.

The Bradesco System of Book-Entry Shares was developed to serve publicly or privately-held companies in all their needs related to the registration and updating of shares issued, either book-entry or registered shares. By means of the Bradesco Custody website (www.bradescocustodia.com.br), companies may access, online and in real time, the positions of their shareholders, registration and banking data, share moves and may also consult their investors’ resolved dividends (dividends/interest on shareholders’ equity) paid and/or to be paid. On a daily basis, the system makes available the companies’ total base of shareholders, showing the position of shares registered in the records of the Depositary Financial Institution and/or CBLC. Bradesco also offers to investors of the companies to which it provides share bookkeeping services customized assistance by means of the nationwide branch network.

We would like to point out the participation of Bradesco as the Depositary Financial Institution of companies’ shares in IPO operations whose market share was 50% among the structured operations in 2008.

1.2 – Brazilian Depositary Receipts

Pioneer and responsible for the development of the depositary service of BDRs traded on the stock exchange, Bradesco offers as part of its BDRs bookkeeping service the registration of the program with CVM and Bacen, the control of issuances and cancellations of BDRs and the management of all events in addition to customized assistance to investors through the branch network.

1.3 – Investment Fund Quotas

The Bradesco System of Book-Entry Quotas was developed to meet the needs of its clients in the activities related to the bookkeeping of quotas and Managed Funds, targeting the access to their positions, registration data of quotaholders and issuance of reports.

The Bradesco Book-Entry System facilitates the work of brokerage firms in negotiations and makes possible the conquest of new quotaholders in any part of Brazil, once the system has a national scope. In addition, we carry out the control, registration of transactions and payments of proceeds.

1.4 – Debentures

Bradesco records the issuance of debentures and controls the transactions, processes the payments of rights granted to debenture holders and controls the balances of debentures registered in the SND. Managerial reports for the follow-up of the debentures and debenture holders are sent to the issuing company.

In issuance of debentures operations we reached a 48.95% market share, in 2008, considering the volume of issuances carried out in Brazilian Reais.

1.5 – Agent Bank (Debentures/Promissory Notes)

Bradesco has an outstanding performance in this segment as the liquidator of the issuer at Cetip, by means of SND and/or of CBLC – Bovespa FIX, with 53.94% market share.

1.6 – Main Indicators in 2008

Book-Entry Shares	231 companies, with market value of R$449.712 billion, comprising more than 3 million shareholders.

Book-Entry Debentures	78 companies with 105 issues, totaling a restated amount of R$123.585 billion.

Book-Entry Quotas	102 closed funds, with restated amount of R$8.893 billion.

BDR	3 programs, with market value of R$128.140 million.

2 – Custody, Controllership and Investment Fund Management and Managed Portfolios

Targeted at assets, foundations, insurance companies and private pension plan entities, the qualified services have continuously grown, based on partnerships with our clients, investment in technology and processes, pointing out the security and credibility of information.

2.1 – Qualified Custody of Securities

With innovative solutions and great operational flexibility, in April 2007 Bradesco took over the leadership of the national Qualified Custody of Securities segment, according to Anbid ranking.

The Qualified Custody service includes the physical and financial settlement of assets, their custody, and the management and information of events associated to these assets. It also includes the financial settlement of derivatives, exchange agreements of financial flows, swap and forward operations, as well as the payment of fees related to the service provided, such as, but not limited to, rate of movement and registration of depositories and chambers and systems of settlement. In this segment there are activities that are related to the following factors: the control and exercises of the rights related to fixed income and variable income events and the flow of payments and receipts of deposited assets; physical settlement of fixed income, variable income and futures market operations; maintenance of investor registration with depositary agents and/ or custody of physical assets; conciliation of assets such as clearings and banking of checking accounts; operations in the over-the-counter market on behalf of investors, daily updating of the equity and control of assets deposited in CBLC, Selic, Cetip and BM&F.

2.2 – Controllership and Management of Investment Funds and Managed Portfolios

Bradesco, in addition to providing the Custody service, counts on the best structure in the provision of services of controllership for investment funds and managed portfolios.

In this segment there are activities related to the following factors: the control of movements of cash, risk and legal framing and investment policy; banking and fixed income conciliation of assets traded with Selic or Cetip, and variable income assets, traded at the stock mercantile exchanges; registration of purchase and sale operations of assets comprising the portfolio of funds/portfolios; accounting of assets, provisions, movement of quotaholders. These activities aim at the preparation of trial balances and periodic reports for the statement of income sent to proper bodies and to quotaholders, and are monitored by a control team, which verifies the compliances related to the legal and contractual aspects, to the investment policy and the specific client rules, aiming at eliminating risks involved and ensuring the total quality of services provided.

2.3 – Custody of Shares for Coverage of DRs

Bradesco launched the first Brazilian DR program. This service consists of the registration of the program with CVM and Bacen, the control of issuances and cancellations, the receipt of rights on shares and the remittance of funds abroad.

In addition, it carries out in the depositary bank the transmission of information related to resolutions made at the meetings of the issuing companies of DRs.

2.4 – Clearance Agent

Clearance agent is a service provided to brokerage firms, insurance companies and investment funds. In this service, Bradesco is responsible, before the CBLC, for the physical and financial settlement of the operations registered on BM&FBovespa, within daily operational limits which are established due to guarantees tendered by respective clients in view of the volume and type of operations carried out on the stock exchange.

2.5 – Main Indicators in 2008

Custody	R$382.275 billion in assets under custody (funds, portfolios, DRs and receivable funds).

Controllership	R$453.067 billion distributed across 7,811 investment funds and portfolios under management.

DR	R$49.791 billion in 13 programs.

Assets under Custody Growth – in billions of R$

3 – Securitization Fund – FIDC

The service is based on the following activities: receiving and analyzing the documentation that proves the existence of receivables; verification of the eligibility criteria of the fund; physical and financial settlement of the acquisitions and sales of receivables and other assets of the fund portfolio, verification of concentration indexes and other obligations described in the regulation of the fund.

FIDC	R$12.517 billion in 71 FIDCs.

4 – Private Equity Fund – FIP

Bradesco has an outstanding performance in custody, controllership and fiduciary administration services for private equity funds, with a significant growth in 2008. These activities include the validation and conciliation of inventories, settlement of operations, control, pricing, accounting, restatement of funds equity and classification of positions in accordance with their investment policy. Due to the peculiarity of its assets, FIP has a specific treatment, and its portfolio is composed of investments in private placements of closely-held companies, being necessary to analyze the company’s documentation, purpose of the investment, prior to settlement.

5 – Qualified Depositary

Qualified Depositary is a service provided by Banco Bradesco, which, as an independent entity, agrees to receive, keep in custody, meet and settle operations in favor of the contracting parties, as agreed in the contract, for greater comfort of financial obligations guaranteed or assumed, maintaining the control and the supervision by means of an escrow account.

Qualified Depositary	1,042 contracts with financial volume of R$4.185 billion.

Corporate Processes

Ombudsman

TheBradescoOrganizationalwayshadthephilosophy of giving voice to its clients and users of banking products and services, innovatively creating in April 1985, the Alô Bradesco service, the first financial market communication channel for suggestions and complaints, five years prior to the launching of the Consumer Defense Code. This channel enhanced relations and has been an important strategic tool for relations transparency.

As a result, we implemented the ombudsman’s office in July 2005, centralizing all manifestations recorded in different channels, including those stemming from the Central Bank and Procon.

In compliance with the rule of the National Monetary Council, published by means of Bacen Resolution 3,477 of July 26, 2007, a 2nd level service was created so that clients may check the solution found for their complaint previously recorded by Alô Bradesco SAC - the customer support network or through the internet channel, by e-mail, in the Fale Conosco (Talk to Us) section.

The ombudsman’s mission is to manage all clients’ and users’ complaints, checking if answers observe correct terms. It is also responsible for providing the product, service and process managers with updated information so that eventual mistakes do not repeat. Also, the ombudsman presents to the Board of Directors its opinion on the products and services that are generating a great amount of complaints, and, thus, they need to be changed or even removed.

Quality Management – NBR ISO 9001:2000 Certifications

The Bradesco Organization has adopted management systems as tools that help in the execution and operation of its processes in a transparent and systematic manner.

The management system is comprised of an organizational structure, planning activities, responsibilities, practices, procedures, processes and funds for the development, implementation, revision and maintenance of the Organization’s policies.

The SGQB is an important tool of the Bradesco Organization, with the purpose of continuously improving the performance of processes, taking into consideration the needs of all interested parties. By means of the SGQB, the premises can show their capacity to provide products/services that meet clients’ and the applicable regulatory requirements, aiming at increasing clients’ satisfaction.

The Bradesco Organization has a group of highly qualified professionals, responsible for defining the SGQB methodology and management of the implementation process.

In the permanent quest to provide its clients and users with the ease and comfort that only an All-Inclusive Bank can offer, the Bradesco Organization received the acknowledgement in 209 processes certified in ISO 9001:2000.

Corporate Processes

Number of ISO 9001:2000 Certifications

The ISO 9001:2000 certifications are formal evidence that all the activities related to certified processes were planned, implemented and controlled according to international acknowledgment norms.

The ISO 9001:2000 certifications motivate the Organization to advance in its quality management practices, which represent a great advantage in business management, as well as significant contributions to issues of sustainability and corporate governance, building a strong base for the adoption of excellence criteria in its processes.

Data Protection and Privacy Seal – GoodPriv@cy

GoodPriv@cy – Data Protection and Privacy Seal: is an internationally established standard comprised of requirements aimed at the management of data protection and privacy at organizations.

Bradesco Data Protection Management System aims to standardize protection management, thus minimizing risks related to violation in data protection and failures in information security, by means of compliance with the legal and internal requirements and the continuous improvement of data protection and privacy processes.

As the Bradesco Organization is a pioneer in technological innovation, it constantly invests in IT, concerned about information security in all levels. Therefore, it establishes procedures in the ethical treatment of personal data collected for any purpose, including the establishment of the Information Security Corporate Policy and the Information Security Corporate Rule.

The certifications show this practice and reiterate the Organization’s permanent concern about its clients and users’ data security and protection. Out of the 18 GoodPriv@cy certifications granted in Brazil, 15 belong to Bradesco Organization (Source: http:// www.iqnet-certification.com/index.php?page=dbr egorg&liv1=1&liv2=&liv3= - accessed in December 2008).

Bradesco Organization GoodPriv@cy Certifications:

– Fax Fácil	– WebTA – File Transference
– Fone Fácil	– NetEmpresa
– Home Broker	– ShopCredit
– Internet Banking	– Electronic Commerce – Individuals
– Private	– Electronic Commerce – Corporate
– Custody – Liabilities Dockets	– Cards
– Custody – Assets Dockets	– Password Privacy Management
– Custody – Report Data Privacy

Methodology for Process Mapping and Documentation

This is the corporate methodology for process mapping and documentation whose goal is to enable the Bank’s departments to map and document the product and service processes it manages, in a systematized and standardized manner.

The result of the documentation is stored in a specific corporate database, from which the documentation requested is provided concomitantly, in order to comply with:

- ABC;

- Bradesco Quality Management System – NBR ISO 9001:2000;

- Internal Controls and Compliance;

- Section 404 of the Sarbanes-Oxley Act; and

- Ongoing Improvement of Processes.

The methodology establishes a standardized document structure, which is adopted by the departments and allows an overview of processes from products/services, as follows:

- Organization Chart;

- Product and Service Tree;

- Context Diagram;

- Process Macro Vision;

- Process Flow; and

- Activity Detailing.

Thestructuredefinedforthemethodology,combined with the information on products and services, effectively enables analysis and diagnosis for the development of operations aimed at improving processes and complying with the requirements of management systems.

Activity-Based Costing Program

Designed to support the Bank in its actions to improve processes and optimize productive resources, such as practices recommended for decreasing costs, Bradesco adopted ABC, which measures the cost and performance of costing activities, resources and objects.

Thus, the knowledge of the Bank’s activities, as well as the correct measurement of the resources consumed by these activities, allows for a more accurate analysis of the cost/benefit ratio of each of the Organization’s productive processes and results centers.

We highlight that as a result of the application of Activity-Based Costing, the Bank is now meeting the following targets: improvements to allocation of costs to products, channels and customers; support for qualification studies and negotiation of fees; subsidies for product, unit and client profitability systems; support for studies concerning outsourcing, merger and equipment sharing; and support for cost rationalization studies.

Activity-Based Management Program

Seeking to explore potential applications of the information base of the ABC, we are in the process of adopting a cost management model by means of ABM that will rapidly lead to the prevention of costs and a proactive approach regarding the identification of opportunities.

Concurrently, as processes are improved, operating performance can be seamlessly integrated with Bradesco’s strategic goals to create and/or support Bradesco’s competitive advantages and add value both for clients and shareholders.

Thus, the future mission of Activity-Based Management is to provide permanent support for the planning and control of the Bank’s business processes, ensuring that tactical and operational issues are continually improved, as well as support their strategic guidance.

Integrated Management System – ERP

In the pursuit of improving results as well as extending its capacity to manage the Organization’s resources to provide permanent and appropriate support for its operations, Bradesco adopted one of the most modern concepts for integrating organizational processes, the ERP, mySAP Business Suite solution.

The implementation of this system represents an innovation in terms of the handling of the value chain supporting Bradesco’s financial industry, comprised of analyses dimensions focused on processes, people, organizational structure and technology.

Initially, the system integrated processes in human resources, training, material and service purchases, accounts payable, physical and fiscal collection, fixed assets and accounting that supports them, in addition to the availability control process for the effective follow-up of the Bank’s administrative expenses.

Currently, works management, maintenance management, cash management, real estate management, supplies management (auction and electronic quotation), audit management, banking accounting and consolidation of financial statements processes are being implemented.

The adoption of the Integrated Management System for the processes already implemented by the areas integrated through this technology allowed them to renew processes and review organizational structures and over 86 thousand system users were qualified via traditional and e-learning training.

As the main result of the implementation of the Integrated Management System, Bradesco will benefit from the organization and standardization of the processes carried out in different areas, agile decision-making and secure operations, as well as decreased operating costs and increased productivity. These factors are crucial for the Organization’s growth, especially in light of the current fierce competition in the financial area, prompting us to pursue increasingly effective management methods designed to ensure that all of Bradesco’s business potential is properly leveraged.

The adoption of the best Corporate Governance practices provides more focus on the improvement of internal controls and the strict establishment of professional conduct standards, whose effort to maintain the image of a safe, reliable and dynamic Institution has occurred in all operating segments, improving the relationship and transparency with Investors, and, at the same time, it is an incentive to the Management to make decisions aimed at the best interest of the Company and its shareholders, consolidating the company’s positive perception in the market.

Results have been demonstrated by numerical data recorded so far, which ensure that this purpose is being reached, both in operational efficiency and in the increase of domestic and foreign funding.

Bradesco has always tried to be present in initiatives aimed at the strengthening of the Capital Markets. Its shares were listed on the Stock Exchange in Brazil in 1946, three years after its incorporation, when it was a Bank operating only in the State of São Paulo.

As of June 1997, its preferred shares started being traded on the US market, through Level I ADRs, and, in November 2001, on the New York Stock Exchange (NYSE), through Level II ADRs.

In Spain, its preferred shares started being traded on the Madrid Stock Exchange as of February 2001.

Since June 2001, Bradesco is listed in Level 1 of Corporate Governance of BM&FBovespa, reassuring its commitment to valuing its shareholders’ equity, always using tools that generate higher liquidity conditions for the shares.

As it has shares traded on Stock Exchanges abroad, it started to prepare its Financial Statements also in US-GAAP, the US accounting practices.

In 2008, Bradesco Organization did not hire neither had services provided by PricewaterhouseCoopers Auditores Independentes not related to external audit in levels higher than 5% of the total of external audit costs. The policy adopted complies with the principles that preserve the Auditor’s independence, according to internationally accepted criteria.

The Annual Shareholders’ Meeting of March 24 resolved on the maintenance of the Fiscal Council, composed of 3 sitting members and 3 deputy members, with a term of office up to 2009, with 1 sitting member and his deputy chosen among preferred shareholders.

Among the initiatives adopted so far, which reassure Bradesco Organization’s commitment to the best Corporate Governance Practices, we highlight:

– the incorporation, to the Bylaws, of Tag Along, which, in a possible sale of the Company’s control, will entitle common shares of minority shareholders to receive 100% of the price paid per share included in the control block and, preferred shares to 80% of this reference value.

– the presence of one Independent Member in the Board of Directors;

– the progress in the transparency of information to the market, disclosed in three languages (Portuguese, English and Spanish);

– Pursuant to Sarbanes-Oxley Act, the internal controls and the disclosure procedures of information to the market were improved and the Corporate Code of Ethics and the Sector Code of Ethics, specific for the Accounting and Financial Management areas, were established, applicable to all employees involved with the activities of the respective areas, through which everybody is personally responsible for the efficiency of controls and disclosure procedures;

– Reformulation, in 2008, of the Corporate Code of Ethics, which is now called Bradesco Organization’s Code of Ethical Conduct, and of the Sector Code of Ethical Conduct of the Accounting and Financial Management areas and introduction of the Sector Code of Ethical Conduct of the Purchase Professional;

– Ethical Conduct Committee, whose purpose is to propose initiatives related to the dissemination and compliance with Bradesco Organization’s Corporate and Sector Codes of Ethics, in order to ensure its efficiency and effectiveness;

– Audit Committee, whose duty is to assist the Board of Directors in the performance of its duties related to the follow-up of accounting practices adopted in the preparation of the Company’s and its subsidiaries’ financial statements and in the appointment and evaluation of the independent audit’s effectiveness;

– Internal Controls and Compliance Committee, to assist the Board of Directors in the performance of its duties related to the adoption of strategies, policies and measures focused on the dissemination of the culture of internal controls, risk mitigation and compliance with the rules applicable to Bradesco Organization;

– Compensation Committee, to propose to the Board of Directors compensation policies and guidelines for the Statutory Management, having as basis performance goals set forth by the Board;

– Integrated Risk Management and Capital Allocation Committee, which assists the Board of Directors in the performance of its duties related to the approval of institutional policies and operational guidelines and to the establishment of risk exposure limits;

– Disclosure Executive Committee, which sets forth the Disclosure Policy of Material Act or Fact, to ensure the control, consistency, quality and transparency in the disclosure of information;

– Social-environmental Responsibility Executive Committee, with the purpose of analyzing social-environmental responsibility issues and promoting corporate sustainability strategies, conciliating the economic development issues with the social-environmental responsibility ones, following the guidelines of “Bradesco Organization’s Social-environmental Responsibility Corporate Policy”;

– Corporate Governance Executive Committee, with the purpose of assisting the Board of Executive Officers in the performance of its duties related to the compliance with the guidelines set forth by the Board of Directors in “Bradesco Organization’s Corporate Governance Policy”;

– Corporate Events Calendar, available on the Bank’s website, with the dates of the main corporate events;

– Instrument of Material Act or Fact disclosure and Trading of Securities Policies, to be complied with by all administrators;

– “Know your Employee and Guidelines against Corruption, Money Laundering and Terrorism Financing” and “Know your Client – Action against Money Laundering and Terrorism Financing” policies;

– Policy for Transactions with Related Parties – Banco Bradesco S.A., with the purpose of consolidating the Company’s procedures as to the aforementioned transactions, pursuant to the rules from the Regulatory Bodies, aiming at the transparency of the process to shareholders, investors and the general market;

– Compliance with Abrasca Manual of Control and Disclosure of Material Information, by means of which it ratifies the prevention measures already adopted by Bradesco against insider trading. This formalization allows the Bank to use Abrasca’s Quality Seal in its notices;

– Creation of the governancacorp@bradesco.com.br channel, targeted at shareholders, investors, students and the public in general, to clarify any issues related to Bradesco’s Corporate Governance;

– Several events were held for the strengthening and dissemination of Ethics in businesses, such as cycles of lectures in managerial qualification courses and other on-site workshops and development of an endomarketing Ethics campaign.

As a consequence of the adoption of good practices, the Bank was rated AA (Great Corporate Governance Practices) by Austin Rating, becoming the first Brazilian company to disclose the complete report, based mainly on the Organization’s ethical values, transparency, strong corporate culture and control mechanisms, contributing to increase shareholders’ trust as to investment protection and operations sustainability.

We can also highlight other results coming from the adoption of good practices at Bradesco Organization:

– once again, it was chosen to take part in the Dow Jones Sustainability World Index portfolio, composed of a selected group of companies worldwide which show to have their initiatives, practices and corporate management grounded by corporate sustainability;

– for the fourth consecutive year, the Bank’s shares were chosen to take part in the BM&FBovespa’s ISE; and

– Management & Excellence AAA+ rating, ranking as the first Latin American Bank to receive the highest Corporate Governance rating.

Dividends and Interest on Shareholders’ Equity Payment Practices

Banco Bradesco S.A. monthly pays dividends since 1970, being a pioneering Brazilian financial institution in the adoption of this practice.

Upon the enactment of Law 9,249/95, which took effect on January 1, 1996, companies may pay interest on shareholders’ equity to their shareholders, to be attributed, net of Withholding Tax, to the amount of the minimum mandatory dividend.

Minimum Mandatory Dividend

According to section III of Article 29 of the Bylaws, every year shareholders are entitled, as minimum mandatory dividend, to thirty percent (30%) of the net income, adjusted by the decrease or increase of amounts specified in sections I, II e III of Article 202 of Law 6,404/76 (Brazilian Corporation Law).

Thus, the minimum percentage of thirty percent (30%) mentioned in the Bylaws is above the minimum percentage of twenty-five percent (25%) set forth by Law 6,404/76.

Over the past years, there was the following distribution: R$849 million in 2001 (41.17% of the adjusted net income), R$947 million in 2002 (49.28% of the adjusted net income), R$1.347 billion in 2003 (61.48% of the adjusted net income), R$1.325 billion in 2004 (45.58% of the adjusted net income), R$1.881 billion in 2005 (35.91% of the adjusted net income), R$2.160 billion in 2006 (35.27% of the adjusted net income) and R$2.823 billion in 2007 (37.10% of the adjusted net income) and R$2.692 billion in 2008 (37.17% of the adjusted net income).

Interim Dividends

By means of an approval by the Board of Directors, the Board of Executive Officers is authorized to declare and pay interim dividends, semiannually or monthly, to the account of Retained Earnings or existing Profit Reserves (paragraph 1 of Article 29 of the Bylaws).

Preferred Shareholders

The preferred shares will entitle their holders to dividends ten percent (10%) higher than those attributed to common shares (letter “b” of paragraph 2 of Article 6 of the Bylaws).

Monthly Payment System of Dividends

For the purposes of Article 205 of Law 6,404/76, those shareholders who are registered in the Company’s records on the declaration date, which occurs on the first business day of each month, are beneficiaries.

Payments are made in the first business day of the subsequent month, by monthly advance of the mandatory dividend, upon credit in the account informed by the shareholder or made available in the Company.

Reinvestment of Dividends or Interest on Shareholders’ Equity

The Reinvestment of Dividends and/or Interest on Shareholders’ Equity is a product that allows the shareholder who has a Bradesco account and is registered at Bradesco Corretora, individual or corporation, to invest the amount received, credited in a checking account, in new shares, thus increasing its ownership interest.

The shareholder has the option to reinvest monthly and/or special (supplementary and interim) dividends. There is no maximum limit for this reinvestment and the minimum limit shall be enough to acquire at least one (1) share.

Acknowledgements

Bradesco was granted the most important recognition award in the world financial sector: it is the Best Bank in Brazil, according to Euromoney magazine. The Awards for Excellence 2008 is granted to institutions with global and regional operations in more than 100 countries.

It was elected the Best Bank of the Year in Brazil by The Banker magazine, specialized in the world financial sector, which also elected Bradesco as the Best Bank in Environment and Corporate Social Governance. It was also chosen the Bank of the Year and the Best Brazilian Bank by LatinFinance magazine.

Bradesco is the best ranked Brazilian financial institution among the world’s 500 largest companies in Fortune magazine’s list.

Bradesco is the bank with the highest capital level and asset volume in Latin America, according to the traditional TOP 1000, a list of the world’s largest and most solid banks, published on an annual basis in The Banker magazine, edited by Financial Times.

The Best Bank in Latin America according to Emerging Markets, publication targeted to participants of the World Bank’s and IMF’s annual meetings.

Bradesco is Brazil’s largest private capital business group, according to Valor Grandes Grupos 2008 Annual Special Edition, edited by Valor Econômico newspaper.

Bradesco Organization was the winner of Prêmio Balanço Financeiro (Financial Balance Sheet Award), sponsored by Gazeta Mercantil newspaper, based on a study by the consulting firm Austin Rating.

Bradesco has the most valuable brand in Brazil, assessed at R$11 billion, according to a survey by the consulting firm BrandAnalytics/Millward Brown to IstoÉ Dinheiro magazine. The consulting firm BrandFinance, in partnership with Gazeta Mercantil, also elected Bradesco as the most valuable brand in Brazil.

Bradesco is highlighted in the 2008 edition of Anuário Melhores e Maiores (Best and Largest Annual Special Edition) of Exame magazine, which comprises Brazil’s 500 largest companies. The Special Edition also confirms the Bank’s position as leader in shareholders’ equity.

The Organization was pointed out in the special edition of Dinheiro magazine, which discloses Brazil’s 500 best companies. Bradesco is the first financial institution in the general ranking of companies from all sectors and is the best in social-environmental responsibility actions.

The Bank is among the leaders in the Brazilian financial market, according to the 2008 edition of Valor 1000 Annual Special Edition, of Valor Econômico newspaper.

Guia Exame de Investimentos Pessoais (Exame Personal Investments Guide) 2008 edition highlights Bradesco as the best fund manager in leveraged segments.

Bradesco was distinguished in the Forum of Corporate Leaders in the Banks and Insurance and Private Pension Plans categories in a survey promoted by the Forum of Corporate Leaders and published in Gazeta Mercantil newspaper.

Bradesco is part of the 20 model-companies in Brazil list in corporate social responsibility, of Guia Exame de Sustentabilidade 2008 (2008 Exame Sustainability Guide), of Exame magazine with technical support of Fundação Getulio Vargas.

The Bank won the first edition of Prêmio Personalidade Ambiental (Environmental Entity Award), offered by ADVB – SP.

The Organization was the most highlighted financial institution in Social-environmental Responsibility, according to a survey done by Troiano Consultoria de Marca commissioned by Época Negócios magazine.

It is one of the 20 distinguished-companies in 1° Prêmio Época de Mudanças Climáticas (1st Época Climate Changes Award), an initiative of Época magazine, whose purpose is to disclose the most engaged companies in the reduction of greenhouse gas emissions.

Bradesco is the private financial institution most present in the mind of the Brazilian people, according to the Top of Mind research of Folha de S. Paulo newspaper.

It also stood out in the 11th edition of the Most Admired Companies in Brazil survey, carried out by CartaCapital magazine in partnership with TNS InterScience.

Bradesco won the second edition of Prêmio Intangíveis Brasil (Intangible Brazil Award), in the Information Technology and Internet category, sponsored by Grupo Padrão, in conjunction with Consumidor Moderno magazine and consulting firm Dom Strategy Partners.

Bradesco is considered the best financial institution to work for in Brazil, according to Guia Você S/A Exame – As 150 Melhores Empresas para Você Trabalhar 2008 (Você S/A Exame Guide 2008 – 150 Best Companies to Work For). It is also among the 100 Best Companies to Work for in Brazil, according to survey of Época magazine, with evaluation of Great Place to Work Institute. Bradesco is the Best Personnel Management Company in the category Over 10 thousand Employees, according to the Best in People Management survey, published in Valor Carreira, part of the Valor Econômico newspaper with technical support by Hewitt Associates.

6- Social–environmental Responsibility

Bradesco Organization and the Social-environmental Responsibility

Bank of the Planet

In line with the strong tendency also present in the financial sector, Bradesco has decided to intensify its social and environmental commitments – always aware of the current scenario of climate change and global warming. Constantly committed to disseminating the concept of sustainability among its employees, suppliers and commercial partners, Bradesco aims to incorporate, day-by-day, innovative management practices. For this purpose, the Organization has focused on aligning its responsible conduct with its commitment to environmental conservation such that it ensures its commitment to sustainable development and, at the same time, financial return.

At the end of 2007, the Organization took a historic step to validate such posture, when it launched the Bank of the Planet: an initiative that expanded the role of the bank and aims to unify social and environmental actions, creating new products and services and investing in a more balanced interaction of people with the environment. More than guaranteeing the continuity of its business, Bradesco decided to expand its market operations in order to contribute to the continuity of the planet.

Such an initiative is aligned with the principal international agreements and commitments that Bradesco has adopted in its management: Equator Principles (since September 2004), Global Compact (November 2005) and the Millennium Development Goals.

To learn more about Bradesco’s social and environmental initiatives, visit www.bradesco.com.br/rsa.

The material events for the period are as follows:

Bradesco shares are included in the Dow Jones Sustainability Index for the fourth consecutive year

Bradesco was again included in the Corporate Sustainability Index (ISE) of BM&FBovespa, which combines those socially responsible and sustainable companies, qualified to generate value to shareholders due to their greater capacity of facing economic, social and environmental risks.

Every year, ISE assessment criteria and evidence the applicant companies are required to give become more and stricter. In 2008, a questionnaire developed by the CES – FGV-EAESP was sent to 137 companies that issue the 150 shares with higher liquidity at BM&FBovespa (mandatorily traded in at least 50% of last 12 month-trading sessions). Out of these, 51 companies answered the questionnaire and only 30 – issuers of 38 shares – were selected. The previous portfolio was composed of 40 shares from 32 companies.

Bradesco is an exemplary company by Guia Exame de Sustentabilidade

Bradesco is one of the 20 exemplary companies included in the Guia Exame de Sustentabilidade (Exame Sustainability Guide), a renowned Brazilian publication related to sustainability. The list, defined from a methodology developed by Fundação Getulio Vargas, takes into account financial and social-environmental criteria.

To be the one of the sustainable exemplary companies is the recognition of Bradesco’s social-environmental commitments. One of the highlights is the actions concerned with Institution’s 1,500 suppliers’ commitment to sustainable practices.

Bradesco is awarded by The Banker magazine

For the first time in 2008, the British magazine The Banker awarded Bradesco as the Best World’s Bank in Terms of Environment and Corporate Social Governance. The magazine yearly bestows this award and recognizes the best banks of approximately 140 countries. Several criteria are taken into account to elect the winners, which are based on performance results and corporate management.

Bradesco was honored with Prêmio Época de Mudanças Climáticas

Bradesco was one of the companies to receive the distinctive achievement as Climate Change Leading Company, one of the tributes paid by Prêmio Época de Mudanças Climáticas (Climate Change Época Award), organized by Editora Globo’s magazine. The Organization was ranked among the 20 outstanding companies in climate change issues covering 400 institutions, among them, 25 banks.

Bradesco was awarded for effectively paying attention to climate change issues, by yearly taking greenhouse gases inventories. The Bank is innovative for obtaining the Certification ISO 14064 – Climate Change, which effectively ensures the consistency of a GHG management institutional program.

Banco Bradesco is the first institution in Latin America to join the Financial Coalition Against Child Pornography

Banco Bradesco joined Fcacp. The coalition combined major banks, credit card companies, collection and Internet services companies to work together in the action against child pornography via Internet. This initiative launched in 2006 is maintained by ICMEC and NCMEC.

Bradesco reaffirms its commitment to human rights

Invited by Global Compact and The United Nations, Bradesco signed a declaration in which its reaffirms to protect and ensure human rights within the scope of its operations. This act is one of celebrations of the 60th anniversary of Universal Declaration of Human Rights, signed on December 10, 1948, the Day of Human Rights. This initiative reminds everyone that human rights besides being universal are everyone’s responsibility.

Bradesco now is an associate member of Gife

Now Bradesco is an associate member of Gife, one of the major Brazil’s non-profit associations that combinesbusinessandfamilyorganizationsinvesting in social, cultural and environmental projects. The purpose is to develop and to disseminate private social investment practices to the benefit of needy people.

Gife’s Governance Board considered that “social investments by Banco Bradesco add significant value to the development of the assisted communities”.

The Bank’s adherence to Gife is in line with Fundação Bradesco’s standpoint, which is already an associate member. Denise Aguiar, Fundação’s officer, is the chairwoman of the Governance Board.

Bradesco sponsors the 5th anniversary of Equator Principles

Bradesco was one of the financial institutions to sponsor the 5th anniversary of Equator Principles, celebrated in December 2008 in the City of Rio de Janeiro, an event that gathered worldwide financial institutions.

Celebrations offered opportunities for dialogue and discussions by means of four thematic panels on challenges faced and the future of Equator Principles, a set of rules and criteria for social-environmental risk analysis of project financing as of US$10 million.

Bradesco’s participation in these celebrations represents its commitment as relevant company to finance the sustainable development.

Bradesco promotes the 6th Bradesco Meeting with Suppliers

Bradesco promoted the 6th Bradesco Meeting with Suppliers and once more shared social-environmental responsibility practices with suppliers of products and services throughout the country.

At the meeting, suppliers were not only given guidance as to the relevance of their commitment, but they also took part in the launching of Code of Ethics of the Purchasing Professional.

The Code of Ethics of the Purchasing Professional with a view to strengthening the organizational culture, supplementing the guidelines defined in the Corporate Code of Ethics, defines the responsibilities and ethical guidelines that shall rule the performance of Bradesco’s purchasing professional, so that to ensure the honesty and integrity in the purchase process and in the relationship with suppliers of products and services.

2nd Bradesco Volunteers Social Marathon

At the great final of the 2nd Bradesco Volunteers Social Marathon, 5 teams were the winners and 7 other were outstanding among social-environmental activities developed by volunteer groups during 6 months in social organizations chosen by them. The prizes, in the total amount of R$39 thousand became materials for the institutions benefited by the winners.

The teams’ task was to carry out social transformation and sustainability activities. 1,107 volunteers worked in 50 institutions directly benefiting more than 7,200 people.

Challenge of the Planet – sustainability education

The great initiative of awareness and mobilization on sustainability was the “Challenge of the Planet”, a quiz competition, which relied on the participation of 67 thousand employees.

To any employee participate in the quiz, he/she was required to know concepts and practices related to sustainability. With a view to assisting the participants, some supporting materials were made available: Bradesco Sustainability Report, employees’ version; Sustainability Course, in the e-learning format; and instruction leaflets with varied themes (water, deforestation, waste etc.). At the end of November, the finalists held an event in Cidade de Deus, Osasco. The 5 winners won trips to the Amazon.

Bradesco’s Contributions to Environmental Conservation

Aware of the need to maintain adequate facilities without disregarding environmental aspects, Bradesco has adopted practical measures that contribute to environmental conservation.

The Organization permanently seeks to apply new technologies to minimize its impact on ecosystems. It also seeks contracted companies’ commitments to the Bank’s goals, as well as the ongoing awareness of its staff in the pursuit of eco-efficiency.

1) Program for the Compensation of Carbon Emissions

With a view to compensating its GHG emissions, Bradesco was the first bank to inventory its direct and indirect emissions. The proposal is that all of Bradesco’s business chain – including clients, suppliers and other stakeholders – takes part in this cause in the medium term.

In the first stage of the program, Bradesco did a survey of all the GHG emissions referring to operations at Cidade de Deus – its headquarters in Osasco (SP) – calculated in accordance with GHG Protocol methodology and ISO 14064. In 2007, Bradesco increased the inventory scope of GHG emissions for the entire organization. Subsequently, in early 2008, Bradesco was pioneer for receiving the certification ISO 14064, a climate change standard.

2) Resources Consumption Rationalization

Intending to rationalize electricity and water consumption, Bradesco maintains an area dedicated to managing the consumption of these strategic resources. Its functions consist of managing electricity demand agreements with the concessionaires and permanently researching more efficient and intelligent new technologies for its equipment, observing the environmental conservation policy.

Bradesco, always concerned about this issue, invests in the awareness of its Branch Network. Thus, it indicates consumption targets for each branch – based on size, quantity of equipment installed and number of employees, following up on results and also releasing information about the rational use of electricity and water in circulars, internal newsletters, and the intranet, among others.

a. Electricity

Timing machines were installed at the branches to automatically turn off lights, allowing easy utilization at scheduled hours. Turning off lights in unused areas and using natural light are also encouraged.

Similar care is used in the acquisition and installation of air-conditioning systems, such as thermo-accumulation devices, which reduce energy consumption at peak hours. Employees are encouraged to optimize the use of elevators, air conditioning and other energy consuming equipment. In addition, more than 250 mercury vapor lamps installed in the lampposts of Cidade de Deus were replaced by sodium vapor lamps. Approximately 30 thousand 40-Watt bulbs have been replaced by 32-Watt bulbs, substantially reducing energy consumption without losing light efficiency. Electronic ballasts which consume less energy than the normal ones were also installed, as well as breaking down circuits and the subsequent adjustments were made in the general electric condition, allowing disconnection by area. In 2008, in corridors, bathrooms and halls on the premises of Cidade de Deus, 1,497 incandescent bulbs were replaced by 9 to 26-Watt compact fluorescent bulbs, providing higher light efficiency and low consumption.

b. Water

The same concern is expressed in relation to the rational use of water. Thus, the premises are periodically oriented with respect to the monthly monitoring of consumption and maintenance aiming at preventing possible leakage of valves, toilets and faucets. Technical measures contributing to the reduction of water consumption have been adopted, such as, for instance, replacing manual faucets for automatic ones for use on the headquarters’ premises and common valves for coupled boxes in the Avenida Paulista building, for an estimated 50% reduction of consumption.

In 2008, the Organization reused 634 m³ of water, provided by four developed tanks that collect and store rainwater at Cidade de Deus, which is used to water gardens and wash sidewalks. The development of two more tanks for the same purpose is in progress.

In addition, at Avenida Paulista an old fuel tank for the generators was adapted as a container to receive and store rainwater destined for watering gardens. Taking into account only the water consumed in this building in 2007, this measure enabled an economy of 37 m3 in annual water consumption. In 2008, 61 m3 of water were reused.

The Organization considers the possibility of reusing water that comes from the partial treatment of sewage generated at the headquarters, for watering and usage in air conditioning towers. The parking lots of Cidade de Deus have been improved for better rainwater absorption, and the low walls have been removed for better drainage. In the restoration of sidewalks, permeable material has been used, also allowing better ground absorption of rainwater.

3) Solid Waste Disposal

a. Paper and Cardboard

In 2008, approximately 190 tonnes of paper and cardboard were collected every month at the main administrative centers, where there are recycling programs. Bradesco is considering the possibility of implementing these programs in other regions and methods to assess the quantity of paper consumed with both office paper and forms, focusing on the reduction of consumption of these materials.

Concerning requests of printing material and forms through the Suprimentos On-line website, a monthly average of request by users was established according to the values spent in the previous year. With this information, requests above average will be analyzed and the solicitor will be contacted, aiming to reduce the quantities requested. Given that expenses will be tracked and facilities encouraged to reduce costs, by extension consumption will be reduced.

Focusing on consumption reduction, as of May 2008 Bradesco implemented on the Suprimentos On-line website a tool to control printing materials and office supplies expenses. This routine allows branches and regional offices to view in the form of statements monthly average of expenses, requests and balance, avoiding unnecessary costs. Consumption will also be reduced.

Bradesco also standardized the dispensers and respective consumables (toilet paper, paper towel and liquid soap) used in the bathrooms of Cidade de Deus and administrative buildings. Assessments concluded that, even needing to install more equipment and the “population” increase (employees and service providers) at Cidade de Deus, there was a decrease in consumption: toilet paper, 3.1%, paper towels, 37%; and liquid soap, 20%. Besides the economic aspects and quality improvement, this measure contributes to conscious consumption, since the new toilet paper and paper towel liberation system inhibits waste and reduces consumption.

b. Metal, Glass and Plastics

At Cidade de Deus and administrative centers, Bradesco maintains metal, glass and plastics recycling programs. In 2007, 30 tonnes of these materials resulting from maintenance processes were recycled. In 2008, approximately 20 tonnes of these materials were recycled. This practice has been encouraged and improved by means of in-house campaigns and actions, with the expectation of expanding to other centers, as well as increasing the quantity of recycled products, improving the measurement methodology to obtain data.

A project to centralize the management of 33 buildings in Cidade de Deus is under study; the project would enable better monitoring of waste matter generated and the ecologically correct way to discard this type of material. This is in addition to the increased number of maintenance and service agreements with specific clauses focused on sustainability which highlight co-responsibility for the appropriate disposal of waste materials.

The use of biodegradable plastic bags has also been implemented at all of Bradesco’s premises. This material degrades completely within a short period of time, minimizing the impact on the environment. At Cidade de Deus and administrative centers, plastic bags color-coded to corresponding waste collected are also used to facilitate the recycling process of these materials.

c. Lighting

There are more than 36 thousand lamps installed in Cidade de Deus buildings. More than 600 lamps are replaced monthly.

Concerned with the appropriate disposal of this material, the Organization included in maintenance agreements a specific clause about the service company’s obligation to practice ecologically correct disposal. In 2007, approximately 30 thousand lamps from the headquarters and administrative buildings were sent to recycling. In 2008, almost 20 thousand lamps were already correctly disposed.

In August 2007, ecologically correct collection and disposal of this type of material was implemented in more than 200 branches in the city of São Paulo, and future expansion to other network branches is expected.

d. Technological Waste

In 2008, the Organization started a pilot project related to the management of technological waste resulting from the maintenance and replacement of electric and electronic equipment, in order to recycle and properly dispose of this material. Until now, approximately 170 tonnes of this material were properly disposed of.

e. Other Waste

At Cidade de Deus, approximately 115,000 m2 of green area is maintained, with more than 4,100 trees cataloged under the replacement and planting program. In maintaining these areas, swept up dried leaves and branches are crushed. The crushed material (nearly 1.5 tonne/month) is used as fertilizer and in gardening, contributing to natural ground strengthening and avoiding the disposal in landfills. Grass clippings are also used as input.

4) Use of Sustainable Products

a. Recycled Paper Usage Program

This program, based on the certainty that Bradesco can contribute to the dissemination of environmental responsibility, has been gradually implemented in the Organization. The decision to use recycled paper was made after long negotiations with suppliers, and even if it does not optimize costs, the most important consideration was the environmental benefits. Recycled paper is used in the production of internal and external communication material, such as posters, magazines, circular letters, business cards, statements distributed to clients and check books. Currently, nearly 90% of the paper consumed per month is recycled paper.

b. Remanufactured Cartridges

For several years Bradesco has used remanufactured cartridges in printers, aiming to reduce environmental pollution in addition to reducing costs. Of the 29 types of toner cartridges on the consumption list, 26, that is, almost 90%, are remanufactured products.

c. Certified Wood

Pencils manufactured with certified wood were made available at the facilities. The raw material used contributes to the fight against exploitation of illegal wood of predatory origin, besides minimizing environmental degradation.

In 2007, 64 m³ of wood from reforested areas were used in furniture and division walls equipping the administrative center buildings. In 2008, we used approximately 33 m³ of wood.

d. Biodegradable Cleaning Products

In Cidade de Deus, biodegradable products are used in cleaning and maintenance services. Contracted companies are encouraged to use products of this kind, which will later become a requirement to be considered in further agreement renewals.

This measure integrates an improvement program seeking to standardize biodegradable products, appropriate dilution according to the manufacturer’s recommendations and the obligation to present information about chemical products used on the Organization’s premises.

Human Resources

The foundation to sustain the Bradesco Organization’s businesses is based on acknowledging the value of its staff’s performance and achievement potential.

The company offers its employees ongoing professional development opportunities in a healthy, safe and ethical environment with transparent commitments and goals.

Bradesco believes in its ability to promote sustained growth for people and by people.

The company seeks to maintain a model of excellence in human resources management guided by respect and transparency in its relations through continual investment in development, knowledge sharing and valuation of the human being without discrimination.

Bradesco adopted a closed-career policy, whereby admission occurs at entry levels and growth opportunities are directed at staff, allowing access to all hierarchical levels.

This assurance of professional development and growth opportunities allows employees to imagine the possibility of holding all positions: leadership, supervision, management as well as senior management. This is a motivational factor for all staff, stimulating creativity, innovation and the ceaseless search for knowledge and renovation.

By joining Bradesco Organization, whose closed-career system privileges, supports and heavily invests in the growth and development of its staff, employees start a career full of opportunities connected with their effort and dedication.

Encouraging our professionals to go beyond their limits and stimulating their creativity in the search for solutions, aiming at self-realization, clients’ satisfaction and business expansion, have been a priority for Bradesco and is one of the premises of our Human Resources Management Policy.

Only creative and innovative teams, highly skilled with guaranteed career opportunities can surpass goals and show the excellent results that have highlighted the Organization.

Incentivizing creativity and investing in the professional and personal qualification of our employees are essential for Bradesco success, contributing significantly to the strength of its brand and the accomplishment of its market strategies.

Bradesco’s operations are present in and continuously expanded throughout the country, providing job opportunities in all segments of operation.

A Bank that takes into account, by means of its clients and partners, the diversity that exemplifies the Brazilian social structure, has a fundamental commitment to respect Brazil’s cultural and ethnic diversity. This is part of Bradesco’s strategic vision promoting good organizational performance.

Certification in International Rules

In 2006, we achieved the OHSAS Rule 18001:1999 certification of Occupational Safety and Health that allows the establishment and development of conditions that contribute to a safe and healthy work environment. The certification was granted to the building located at Avenida Paulista, 1450, São Paulo, State of São Paulo, and in December 2007, the Organization updated the certification to the 2007 version. In May 2008, Bradesco obtained the certification again.

In line with the sustainability concept added to our business strategy, in 2006 we implemented the Bradesco Social Responsibility Management System, based on the SA 8000®:2001 International Rule.

This rule sets forth requirements in compliance with the Human Resources Management Policy of the Bradesco Organization and seeks to promote ongoing improvement of relationships and the work environment, extending this commitment to respecting human rights, children’s rights and fundamental labor rights to its suppliers.

In 1H07, Banco Bradesco received the SA 8000®:2001 Rule certification, the first among financial institutions in the Americas to receive an international social responsibility certification. In August 2008, Bradesco received the certificate for the third time.

Banco Bradesco has been certified in the SA 8000®:2001 International Rule of Social Responsibility in management of human resources operating in the business and related companies areas, located at the building at Avenida Paulista, 1450, São Paulo, State of São Paulo, and in the Human Resources department at Bradesco’s headquarters in Cidade de Deus, Osasco, State of São Paulo.

Hoping to expand its scope, Bradesco is working towards the certification of the main administrative centers in the country.

The Best Place to Work

Over the last years, we have shared with all our employees the satisfaction and importance of being included in indexes ranking the quality of relations and the work environment.

Every year, around 3,500 employees in all hierarchal levels from all business and activity lines voluntarily participate in research about the organizational environment through questionnaires and interviews. They assess items such as the work environment, benefits, compensation, professional development, ethics, citizenship values and social responsibility of companies.

The company seeks to promote transparency, respect and confidence so as to ensure a motivating and challenging organizational environment. Over the past years, the acknowledgment in several rankings considering these indicators means it is on the right track.

The company was listed for the ninth year in Guia Você S/A - Exame – As Melhores Empresas para Você Trabalhar (Você S/A – Exame Guide - The Best Companies to Work For) and, in addition to being part of this select group, Bradesco has also been acknowledged among the 50 Best Companies for Women to Work For for four years. In 2006, Bradesco was considered as one of the Best Companies for Executives in Brazil.

Guia Você S/A – Exame (Você S/A – Exame Guide) is considered the best and most comprehensive study on organizational environment in Brazil and, since 2006, it has presented the index of happiness at work in which Bradesco is highlighted for providing its employees with a positive corporate environment, promoting everyone’s well-being.

In 2008, Bradesco was once again selected one of the 100 Best Companies to Work For in Brazil by a study developed by the Great Place to Work Institute published in a special edition of Época magazine.

We are the first financial institution to be part of the 10 Best Companies in the IDHO list, distinguished in Corporate Citizenship, Transparency and Sustainability. We are also, for the second consecutive year, among the lists of the 20 Best Companies in Human Resources Practices and the Best Companies for Executives. The latter presents the companies in which the executive group, comprised of officers, managers and supervisors, reports feeling more satisfaction at work.

For the fifth consecutive year, Bradesco was highlighted in the survey As Melhores na Gestão de Pessoas (The Best Companies in People Management) of Valor Carreira magazine, edited by Valor Econômico newspaper. It was the first bank to be in the ranking. In 2008, for the second consecutive year, Bradesco ranked first among the companies with more than 10 thousand employees.

These results show the recognition of Bradesco’s commitment not only to its clients, but also to its employees. Developing talent with professional training, stimulating education and maintaining a fair and dynamic organizational structure, the Organization tries to offer conditions so that each employee can grow and build a solid career as a result of a relationship policy based on respect and valuation.

Human Resources Management Policy of Bradesco Organization

We reaffirm our commitment to our employees by formalizing guidelines for the management and development of our human resources through the Human Resources Management Policy of the Bradesco Organization. The basic assumptions are:

1. To comply with all the requirements, regulations and legal conventions concerning work relationships and environment applicable to our activities;

2. To assume the public responsibility of defense and protection of human rights, children’s rights and fundamental labor rights in accordance with national and international principles, standards and treaties;

3. To respect the diversity and dignity of human beings, preserving their individuality and privacy and not admitting discriminatory practices of any nature, be it in the work place or in any of our relationships with the internal and external public;

4. To ensure a good relationship among all professionals of the Organization, maintain a safe and healthy work environment and providing conditions for great performance and productivity levels;

5. To contribute to the improvement in the quality of life of employees, offering conditions for the balance between work, health and family;

6. To encourage our professionals to push their limits and stimulate creativity in the search for solutions, aiming for self-realization, clients’ satisfaction and business expansion;

7. To promote the constant development and improvement of the technical and behavioral potentials of our employees and make available favorable mechanisms that allow them to manage their personal and professional growth plans in order to ensure the continuous improvement of management processes; and

8. To ensure the priority of opportunity for individual professional growth by means of permanent investment and development of internal responsibilities, by the valuation and respect of knowledge and professional qualification acquired during the career.

In addition to the principles set forth in the Organization’s Human Resources Management Policy, we have implemented the Bradesco Social Responsibility Management System, based on the SA 8000®:2001 Rule, whose requirements aim at promoting continuous improvement of work relationships and environment, extending the commitment to respecting human rights, children’s rights and fundamental labor rights to our suppliers.

Social Responsibility Requirements –
SA 8000®:2001 Rule

1. Child Labor
2. Forced Labor
3. Occupational Health and Safety
4. Freedom of Association and Collective Bargaining Rights
5. Discrimination
6. Disciplinary Practices
7. Working Hours
8. Compensation
9. Management System

In-house Communication

We heavily invest in our in-house communication so that our employees are effective participants of the Organization’s strategy for expansion of results.

Simultaneously and from any location in the country, Bradesco’s employees receive key information via intranet and e-mail.

On a daily basis, the Organization makes available the Sempre em Dia newsletter with articles on the Bank’s strategic direction, product launches, quality practices and business focus.

Brochures and magazines are periodically published and addressed to each employee.

Produced according to the highest standards of quality, the video editions of TV Bradesco provide institutional messages and technical guidance on a monthly basis. Created in 1990, TV Bradesco is one of the country’s oldest corporate television projects.

Annual goals and organizational strategies are disclosed at meetings of the leadership, where the Organization’s officers, regional, branch and department managers all participate. All issues are referred to their respective teams.

To build better, more energetic and transparent communication between the Human Resources department and the staff, we have created ALÔ RH, a fast and effective communication channel that provides information about benefits, legislation, and human resources policies and practices, in addition to responding to suggestions and complaints. This channel offers the option of anonymity, ensuring complete secrecy to those who use it.

ALÔ RH’s service standard implies a full understanding of questions and the correct referral of all issues immediately, or within a maximum of 72 hours via telephone, e-mail, or fax. Thus, we have created an effective dialog and interaction process between the company and its employees.

In 2008, ALÔ RH recorded 68.7 thousand calls that included clearing up doubts, and responding to suggestions and complaints.

The Human Resources department maintains as part of its functional structure the Union Relations area, whose mission is to maintain a permanent dialog and interaction channel with union representatives nationwide, receiving manifestations, clearing up doubts, and allowing a relationship based on accessibility, agility and proactivity between the parties involved.

People Management

Bradesco maps its human capital through individual interviews with employees and their leaders. The focus is identifying corporate skill, offering support to professional growth and searching for goals and results by means of the development of essential competencies of the Organization’s human resources.

The company has already recorded over 44.8 thousand employees’ profiles in this process.

Based on this knowledge, leaders and employees acquire the means to share actions focused on improving their individual and team performance, making the practice of feedback effective by generating professional improvement and short, medium and long-term results.

The maintenance of such work is the management of skills with the involvement of employees and their leaders by means of constant follow-up, guidance and technical and behavioral development.

Respect for Diversity – Social Inclusion

Bradesco respects the diversity and dignity of human beings by preserving their individuality and privacy, not admitting discriminatory practices of any nature, be it at the workplace or in any of the company’s relationships with the internal and external public.

The appreciation of diversity is incorporated in to the Human Resources Management Policy of the Bradesco Organization. The employee relationship guidelines are based on appreciation of professionals and are in accordance with the Global Compact principles, among other international human rights regulations.

Bradesco’s success is based on teamwork, with each employee contributing so that the Organization can constantly innovate and modernize, embracing more and more all the possibilities of diversity which is an ever-present value in its daily operations through amplifying the client base, geographic reach and staff in the most diverse places.

Our presence throughout the Brazilian territory shows our commitment to serving all of our publics equally.

Bradesco has gone far beyond the commercialization of products and services, with the purpose of becoming more familiar with many different social groups in order to ensure services that meet their needs and work together towards the country’s sustainable development.

To effectively contribute to improving the company’s relationship with its different types of public as well as maintaining balanced internal demographics both in admission and retention of talents, Bradesco created the Diversity Appreciation Work Group, composed of representatives of different areas that discuss actions aimed at achieving these results.

Believing in people and understanding and welcoming differences are pioneering values present throughout Bradesco’s history, making it a bank that constantly works towards being an agent of development.

This issue is broadly supported in the Code of Ethics and the Corporate Social and Environmental Responsibility Policy of the Organization.

Ethnic Groups

We ended 2008 with 13,374 employees of African descent and 6,420 of them hold managerial positions.

Since 2005, we are partners with Unipalmares through a professional qualification program aimed at hiring interns to work in important business areas of the Bank. Unipalmares’ mission is to promote the inclusion of black citizens in higher education in the country through NGO Afrobrás.

The two-year program is divided into various modules. It also relies on a partnership with renowned institutions such as FGV, USP, FIPE, Fipecafi and FIA.

Students work in technical and business areas of the Bank and are trained to improve themselves as citizens and qualified professionals for the job market.

The program, which started with 30 interns, has been expanded and currently employs 74 students.

Inclusion Policy for People with Disabilities

Bradesco was one of the banks sponsoring the Professional Qualification Program of the Febraban, which qualified professionals with disabilities to hold positions in the job market.

Aiming at hiring and retaining people with disabilities, Bradesco has established partnerships with specialized entities focused on the inclusion of these professionals, qualifying them and creating job opportunities in the Organization.

Since 2007, in a partnership with a specialized consulting firm, we have been developing and implementing the Bradesco Inclusion Program for People with Disabilities, with the primary goal of contributing to the solidification of an inclusive organizational culture.

We have a specific area in our call center comprised of visually impaired employees operating in outbound telemarketing, thus allowing the full performance of their activities.

Currently, Bradesco has a staff of 1,285 people with disabilities.

Through Bradesco’s website, in the “Career Opportunities” link, the company offers an exclusive channel to collect people with disabilities’ résumés.

Due to the importance of this issue, Bradesco created a permanent work group focused on issues involving accessibility. One of the actions developed by the group was the preparation of a video training module for the entire staff about the subject.

Opportunities for Women

Bradesco ended 2008 with 41,754 female employees, corresponding to approximately 48% of the staff. Bradesco has 19,840 women in leadership positions, including the Board of Executive Officers and the Board of Directors.

In the Prime segment, 73% of the staff is composed of women.

Internship Program

In order to provide real professional development opportunities, the Bradesco Organization offers an internship program in all operational and business areas, allowing students to link their academic learning with the practical application, thus being effectively prepared for the job market. Currently, the program benefits 731 students.

Trainee Programs

Fundação Bradesco’s information technology students have the opportunity to start their professional career as employees in the Systems Development Department of the Organization. In order to do so, students are provided with a structured program addressing technical and behavioral approaches with theoretical experience in the classroom and practice in the department. All students approved in the selection process are hired.

Youth Apprentice Program

The Youth Apprentice Program was implemented by the Bradesco Organization in 2004 and is executed in partnership with Fundação Bradesco and other qualified entities, encompassing the administrative centers and branches throughout the country.

The program anticipates the hiring of youths from 16 to 24 years old, with the purpose of providing personal and professional development to adolescents.

We ended 2008 with 1,398 apprentices and 2,560 youths have already participated in the program.

Young Citizen Program

With a view to reinforcing Bradesco’s actions in the social responsibility area, the company entered into a partnership with the São Paulo State Government through the Young Citizen Program – My First Job.

The program provides students with their first professional experience, preparing them to exercise citizenship through a paid internship. These students come from more socially vulnerable families, are between 18 and 21 years old, regularly enrolled and effectively attending high school classes in the state public school system.

644 youths have already participated in the program.

Occupational Health and Safety Policies

Bradesco is a company that develops programs in health, disease prevention and safety so as to optimize work conditions.

Occupational safety and health are addressed in two premises of the Organization’s Human Resources Management Policy:

• To ensure a good relationship among all the professionals of the Organization, maintaining a safe and healthy work environment and providing conditions for excellent levels of performance and productivity; and

• To contribute to the improvement of employees’ quality of life, offering them conditions to balance work, health and family.

Bradesco offers its employees an adequate work environment with conditions for complete physical, mental and emotional well-being.

Bradesco invests in programs and methodologies that allow the mapping and identification of the causes of symptoms and diseases occurring in the work environment and relationships, aiming at promoting health and disease prevention on a broad basis.

The issues addressed include repetitive stress injury, stress, chemical addiction (alcohol/drugs/ tobacco), obesity, cardiovascular diseases, sexually transmitted diseases, and AIDS, among others. Those campaigns are carried out monthly through Interação magazine and in the Sipat.

From hiring, Bradesco’s employees receive information and orientation on behavior and conduct adequate for maintaining health and improving quality of life.

Bradesco has been an active member of the CEN for HIV/AIDS Prevention that works to promote and strengthen the fight against such an epidemic in the work place, disseminating information to a considerable portion of workers, family members and the community as a whole about safe methods to prevent the infection by HIV virus.

Another outstanding issue related to quality of life is the search for balance between the employee’s personal and professional lives. We are ever concerned with our employees’ working hours so that they do not surpass their contracted hours and are able to fulfill their personal commitments and leisure.

In order to offer an appropriate environment and extra emotional support to employees, the Bank created a relaxation room in its call center at the Santa Cecília building in the City of São Paulo. The reserved room has an infrastructure different from other environments in the Organization. There, employees find comfort and materials that help them relax and soften the impact of day-to-day activities inside and outside of the call center. The room is available to everyone who may possibly go through psychologically and emotionally taxing situations.

Thus, we consider the Bradesco Occupational Safety and Health Management System reiterates the commitment to the safety and health of our employees with the adoption of programs for ergonomic management and awareness about the importance of safety and health in the workplace.

Benefits

Our management model is grounded in our belief in people.

We recognize the value of performance and people’s potential for accomplishment as being the foundation of the Bradesco Organization’s business.

We know that in order to have better performance, people need to have prospects and confidence in the future, their basic needs must be met, and their families’ well-being guaranteed. For that reason, we have put together a benefits package which, going well beyond legal requirements, provides our employees and their families’ safety and comfort in the supplying of their basic needs, professional development and special loan conditions for acquiring goods and property.

This management strategy contributes to a healthier, more productive and participative work environment, providing conditions for great performance levels and better results.

The special benefits we provide to our employees constitute one of the Organization’s talent attraction and retention factors, in addition to contributing to Banco Bradesco’s recognition as one of the best companies to work for in Brazil.

Health and Dental Insurance

Our employees and their dependents have access to health and dental care plans with premiums fully paid by the Bank. The health insurance includes non-traditional treatments, such as dialysis, organ transplants, acupuncture, homeopathy, myopia correction, GPR, heart valve, physiotherapy and AIDS treatment (with reimbursement of expenses for prescriptions drugs).

The dental insurance includes preventive and surgical treatment, oral rehabilitation, pediatric dentistry, endodontics, periodontology and prosthodontics. Implants are offered at lower-than-market costs through agreements.

In 2008, there were 4,018,352 medical and hospital consultations and 580,735 thousand dental consultations.

Supplementary Private Pension Plan

Bradesco makes available for all its employees a supplementary private pension plan, in which the Organization contributes with 50% of the monthly installments, including in a Christmas bonus.

The plan guarantees coverage to the retiree, the retiree’s widow or widower and their children under the age of 21, or up to the age of 24 if they are in college.

Group Life and Personal Accident Insurance

All Bradesco’s employees have access to group life and personal accident insurance with subsidized costs. Employees retired by INSS who were laid off without just cause are offered the option to maintain the policy, with subsidized costs.

Social Services and Psychological Assistance

Bradesco’s employees and their dependents are provided with social service and psychological assistance in situations of need and emergency.

Services are offered in the most diverse situations: medical treatment, accidents, decease in the family and release of special loans.

In 2008, nearly 10.3 thousand cases of social and psychological assistance were attended.

Such initiative shows Bradesco’s concern with its employees’ well-being when facing personal problems.

Snack Supply

Bradesco’s employees receive snacks free of charge all working days.

In 2008, we invested R$42 million, distributing 27.6 million snacks.

Medicine

For the States of São Paulo, Rio de Janeiro, Santa Catarina and Rio Grande do Sul, Bradesco maintains agreements with large drugstore chains for the purchase of medicine at lower prices.

Influenza Vaccination

Bradesco has an annual vaccination campaign against influenza, offering the vaccination free of charge to all its employees and at subsidized prices to their dependents. During the 2008 campaign, 58,890 doses of the vaccine were given, with a cost of over than R$1.9 million.

Leisure Activities

In Cidade de Deus, Osasco, Bradesco maintains an area with swimming pools, a track, soccer field, basketball, volleyball, soccer, tennis and squash courts for leisure and recreation activities for employees and their dependents.

In 2008, 51.5 thousand visits to the facilities were recorded.

Social Loan

Through Caixa Beneficente (Benefit Fund), the Organization offers financial assistance to its employees, granting loans with subsidized fees for emergencies, educational expenses, acquisition of orthopedic apparatuses, glasses, funerals, psychologists, psychiatrists and speech therapists, among others.

Credit for Acquisition of Computers, Vehicles, Real Estate and Personal Expenses

Bradesco offers loans to its employees with subsidized fees for acquisition of computers and vehicles and for personal expenses. Employees and their first relatives may also finance the acquisition of residential real estate at lower interest rates.

Online Shopping Channel

The ShopFácil Funcionário is a special online shopping channel through which Bradesco negotiates special discounts directly with several product suppliers. Bradesco also has partnerships with some stores through which employees have access to special prices and payment options.

Other Benefits provided for by law and in the Collective Convention of Bank Employees:

• Transportation Vouchers
• Meal Vouchers
• Food Vouchers
• Maternity/Paternity/Wedding/Death Leave
• Funeral Assistance
• Day Care/Baby Sitter Assistance
• Professional Requalification Allowance

Human Resources – December 2008

On December 31, 2008, Bradesco and its subsidiaries had 86,622 employees.

The following table presents the number of employees in the last periods:

	December

	2004	2005	2006	2007	2008

Banco Bradesco	62,013	61,347	63,163	65, 050	69,411
Subsidiaries	11,631	12,534	13,577	17,054	17,211
Bradesco Subtotal	73,644	73,881	76,740	82,104	86,622
Amex Brazil	–	–	442	–	–
Subsidiaries	–	–	2,124	–	–
Amex Subtotal	–	–	2,566	–	–
Banco BMC	–	–	–	669	–
Total	73,644	73,881	79,306	82,773	86,622

Below, we highlight some of Bradesco’s human capital indicators in December 2008:

Gender		Age		Years of Service with Bradesco		Educational Background		Type of Position

		Younger than 30	52%	Less than 5 years	43%
						High School	15%
Men	52%	From 31 to 40	25%	From 6 to 10 years	20%			Non-commissioned	49%
						University	84%
Women	48%	From 41 to 50	19%	From 11 to 20 years	19%			Commissioned	51%
						Other	1%
		Older than 50	4%	More than 20 years	18%

Personnel Expenses

In 2008, Bradesco’s personnel expenses reached R$7,167 million, including those related to compensation, taxes, benefits, training, and employee profit sharing, among others.

The following pie graphs show the percentage share of each item in relation to Bradesco’s total personnel expenses in 2007 and 2008.

Breakdown of Personnel Expenses

Personnel Expenses by Business Segment

Training and Development

Believing in people’s value and in the development capacity of each individual is one of the Organization’s declared values, made possible by actions that aim to qualify and develop its professionals, making training programs in line with organizational strategies available, comprising all the Organization’s areas and all employees from different positions, motivating self-development and the constant search for improvement.

In charge of the “Organization’s Training Management” process, which is certified by NBR ISO 9001:2000 since December 2002, the Staff Training department has the purpose of, by means of the most modern qualification media, reinforcing its commitment to contributing to the development and appreciating the staff and the employees through the constant search for quality.

Investments in educational programs for employees of the Bradesco Organization increase each year and show the importance given to team qualification as a competitive advantage to the success of its results. Among others, these aspects make Bradesco an all-inclusive bank that respects the client and shows its various actions with transparency and credibility, reflected by its employees’ culture of qualification, commitment and involvement.

In 2008, R$91.3 million was invested, 53% higher than average investments over the last 5 years, to fund the continuation of the main training programs targeted at several areas of the Organization and the implementation of new programs as a part of corporate business strategies.

In this special context of knowledge management, the Bradesco Organization has strongly invested in training programs that prioritize the fortification of internal competencies and the development of talents as support to the mission described in the internal people management policy: “Recognizing that people are the sustaining basis of our business, our mission is to attract, develop, recognize, manage, esteem and stimulate the Bradesco Organization’s talents through permanent construction of an integrated value relation among corporate activities.”

The scope of participation in training, bearing in mind the homogeneity of staff development and qualification possibilities, as well as the geographic distribution of branches and number of employees, is shown by the percentages of participation in all regions in accordance with the country’s economic and financial factors, with 70% in the southeast region, 22% in the northeast and south regions and 8% in the Midwest and north regions.

Also important is the percentage of participation in training among male and female employees, which is also equitable in relation to the staff distribution with respect to gender with 49.6% participation of the males and 50.4% of the females.

In 2008, training programs had 1,537,946 participants in the various available media: TreiNet, video training, brochures and on-site courses. 2,064 different courses were made available.

On-site Courses

In 2008, there were more than 179 thousand participants at on-site courses, mainly programs for the retail sector encompassing nearly 46 thousand participants in several programs. We would like to highlight the Retail Credit program, a partnership with Sebrae focused on loan analysis and granting for micro- and small businesses, expecting to contribute to the financial growth and strengthening of these clients in the competitive market.

The Credit Business course, a program that was implemented for the managers of corporate accounts in the retail sector is an advanced course for a quality loan granting, focused on identifying the companies’ needs.

In the ongoing search for service excellence, we count on the courses “Assistance - A New Business View,” “Bank Cashier Workshop” and “Pre-Assistance Techniques.” These courses are specifically focused on quality of service and on teams’ preparation and awareness directly connected to the assistance of new clients.

In 2008, is also worth mentioning the following courses: Interpersonal Relationships, Verbal Communication and Personal Marketing, and Perception Techniques. They provide behavioral skills and training essential for the development of employee activities on several hierarchical levels.

We also carried out important courses in partnership with renowned educational institutions in Brazil, such as Faculdade de Direito do Largo São Francisco/ USP (Basic Law), FGV (Business Administration and Finance) and FIPE/USP (Economics and Markets, and Financial Intermediation), with the purpose of expanding view of the globalized and market of professionals operating in several segments and who are directly focused on corporate relationships and businesses.

The improvement of professionals working in the PAB segment has an important focus, with the development of programs targeting business strategies.

Other highlights were courses to branch managers – Retail and Prime, whose programs comprise behavioral and business techniques, pointing out the course of leadership and technical recycling for managers assuming their first management at the branch and the leadership, coaching, entrepreneurship and results course so that professionals improve on a daily basis their role as team leaders, focused on results.

As an alternative for the employees’ professional development process were developed courses with the main purpose of raising the employees awareness regarding their role in the self-development process and improving their key competences for new challenges and internal career development.

Supplementing the professional qualification process of employees under development phase of their managerial career at the branch network, Retail and Prime segments, several programs focused on technical, commercial and behavioral qualification have been developed and made available, strengthening the personal and professional growth of these employees.

Another highlight is the Preparation and Integration of New Branches program, gathering professionals that will work at the Bank’s new branches, in the Retail and Prime segments, which seeks to give employees a wider vision of the market segment they focus on and develop behavioral and interpersonal skills essential for identifying the specific needs and expectations of their clients and review the customer service and business policies and strategies of such segments.

Some Prime segment programs should be highlighted, such as the Managerial Development Program for Relationship Managers, the Shares and Capital Markets and Investments programs, and the Qualification programs for administrative managers and assistant managers that prepare the teams to execute its responsibilities and functions in this segment, focused on the clients’ needs and the ongoing improvement of service quality.

We intensified Programs such as Business and Financial Consulting developed in partnership with FIA, which qualified and trained the Prime relationship manager teams with techniques and methodologies favoring their performance as financial and business consultants; the Agribusiness Program: Risk and Opportunity Identification that increases group knowledge of the agribusiness market, its potential, current situation and future trends and the Commercial Specialization Course in Real Estate Loan, which expands the segment employees’ view on the real estate market so that they may identify and stimulate clients to new business opportunities, as well as strengthen commercial approaches to increase business.

For the Bradesco Empresas and Corporate segments, we launched the Strategic Business Vision and Strategic Finance Programs, which encourage professionals to innovate their managerial practices in the face of their market challenges. The Program for Qualification of Bradesco Empresas’ and Bradesco Corporate’s Assistant Managers is also worth mentioning since it expanded the team’s technical and managerial view, necessary to professional development, taking into consideration their duties and responsibilities.

For the Planning, Control and Corporate Client Operations area, we made available programs to make the participants aware of the importance of services and process management, by providing a set of knowledge and instruments to strengthen their performance results.

The training programs for the Bank’s departments and its affiliated companies stand out due to more than 127 thousand attendees in several external events run by specialized companies that offer vacancies to the general public, and in internal events developed by specialized consultants as well as by teams of instructors, which are Bradesco employees.

We continued to offer courses with content related to development of behavioral skills on a quarterly basis, such as: Meeting Techniques, Presentation and Service Techniques: A New Corporate View.

Specifically for managerial positions, courses that focus on the development of skills such as Relationship, Communication, Leadership and Marketing Vision are made available.

This year, two new courses were launched for the departments and related companies: Leadership Techniques, focusing on the development of interpersonal skills, increasing motivation and improving leadership practices, aimed at leaders under development; and Coaching Leadership, Entrepreneurship and Results, whose purpose is to develop managers’ awareness of their role of team builders and knowledge multipliers.

Among the several actions developed for professionals in the departments, we point out the following:

– Competence Development Training; Training for the specialization of the General Inspectorate Auditors team; the lecture Corporate Behavior: The Complete Professional, the lecture Change Challenges, and the lecture Competitive Edge: the great human question! have been provided to the staff of the Organization and Methods department.

Also in this period, technical training for Information Technology areas was attended by more than 8,800 professionals, hoping to improve storage performance and information availability to internal and external clients.

The Project Management Program was continued, and we trained 345 professionals, so as to provide solutions ensuring quality of technology systems. In addition, 73 employees are in training to obtain the PMP certification. As a competitive edge, the Software Quality Certification programs, presenting several software engineering techniques and concepts about product quality, have been continued. It is composed of 33 professionals who should join the 85 already certified. We would also like to highlight the Certification for Experts in Functional Points, which qualifies employees to measure systems according to standard techniques in the international market. Currently, we count on 58 certified employees.

We obtained two CAPM certifications targeting project management apprentices.

Among several project management initiatives developed, we point out the lecture on project management impacts on organizations, given by Prof. Ricardo Viana Vargas, recently elected PMI chair, top position of the world’s largest project management organization.

These project management qualification programs enabled Bradesco to be accredited as REP at PMI, a breaking new ground for a Latin America financial institution.

In line with the IT Improvement Project, we have promoted courses about the new system development methodology for approximately 476 professionals, in addition to training on processes for answering IT requests with a new tool, for 186 employees of several business units. We also carried out technical/operational courses and lectures about Cobit, IT Governance and Critical Chain that aim faster and more effective service in identifying IT needs.

Anticipating the preparation and qualification of new professionals that will create an atmosphere of renovation and qualification for operation in IT areas, we are promoting the IT Qualification Program for trainees and interns. We currently have 53 trainees from Fundação Bradesco and 81 interns from renowned universities.

We completed the first qualification class on best international market practices for business analysts for 26 professionals from the Business Technology department.

Also in IT areas, we have 11 employees taking MBA, graduate courses focused on IT at several renowned educational institutions. In addition, we completed two Corporate Management MBA classes with a total of 65 professionals focusing on business technology, in partnership with FIA/USP that aims at qualifying them with managerial and business skills to operate on an integrated basis within the company’s scope with the domestic and foreign markets and society.

We would like to point out that Bradesco Seguros e Previdência training, which involved more than 79thousandparticipants,continuesthisyearthrough UniverSeg, consolidating new actions that reflect the strength of the project, such as: the second MBA in Business Management with a focus on Insurance class, in partnership with Ibmec-RJ, benefiting 39 professionals at management and superintendence levels; and the Technical Workshops: Normative Resolution 167 of the ANS and Automobile Claim Regulation courses, which update and improve the professionals operating in Bradesco Saúde and Bradesco Auto/RE in the norms and process procedures set forth for 2008.

We began this year’s programs with the Qualification for Production Supervisors and Assistants program with professionals who entered the commercial area from the market. The Market Quality and Profile, Competitive Strategies of Service and DRI courses were also provided to insurance employees.

We developed the Integration, Teams Development / High Performance and Sales Seminars for Bradesco Auto/RE (Operational Technical / Corporate Production and Mass Production Boards) and Accountancy Board of Bradesco Seguros. We also implemented the first Basic Reinsurance workshop class, aiming at meeting the insurance company employees’ needs of knowing this line upon the market opening.

For the brokers who sell Bradesco Seguros’ products, on the insurance market and in the Bank’s branches, we continued the basic courses such as Vehicle, Equipment, Residential, Corporate, Health, SPG, Dental, Applied Sales and Communication & Professional Development, which aim at providing information that sets our products apart from the competitors as sales persuasion.

We also created the Mass Basic Lines program to support the brokerage companies operating as partners in the sale of Bradesco Auto/RE products and the Sales Workshop course, which provides tools to help the broker better develop his sales strategy for Bradesco Auto/RE products. We resumed the project De Corretor para Corretor (From Broker to Broker), with the participation of market brokers in two lectures focused on relevant issues involving sales tactics and strategies. The lectures are:

– New Challenges for the Successful Broker invites the broker to think about the importance of the Basic Lines portfolio scope as a sales portfolio; and

– Unfair Competition: Is There a Cure? encourages the Broker to think about the seriousness of this issue, suggesting some practices that contribute to the solution of this ever present issue.

That BVP needs were met was shown by launching the Managerial Development Program, which was designed to ensure a process to development skills, identified using skills mapping with managers of the areas of several BVP departments. It represents a new concept because, in addition to the punctual action of classroom training, we have developed several extracurricular activities compatible with the reality of these professionals. Another highlight is the LOMA Certification preparatory course for superintendents and managers of BVP. The professional designation of LOMA is considered an excellence standard for insurance and financial services industry professionals. During 2008, we carried out a broad training schedule comprising several BVP’s professional levels.

We held the 5th Integration Meeting for 1,850 Scopus professionals to encourage the development and growth process of employees in the Scopus services area, mainly to integrate the teams and value the professional to constantly improve the quality of service to clients, producing better results for the company. We trained the technical staff in products and processes, such as OBB Plus New Products course, so that they are able to provide support to users.

In addition to technical training, we also invested in behavioral training. We trained 451 Scopus technicians in consulting services, pointing out the relevance of behavioral skills in client service.

For BRAM, we created the Executive Coaching program, focusing on skill development in a structured and customized environment to develop leadership skills customized to the needs detected by mapping. We also extended the Executive Coaching to BBI’s executives.

We invested in the development of our Private segment managers, with training abroad, as well as the development of courses to expand the range of service options to Private clients.

We would also like to point out for BRAM and BBI professionals, the preparatory course for the CFA Certification that included 25 participants. Established in 1962, CFA is an international certification for expert analysts and a global benchmark in knowledge about investments, quality and ethics.

For Finasa, we held workshops about professional posturing to disseminate concepts and values. 577 employees from several levels and positions participated in the course. Professional Sales Management, for managers and promoters, investing in improving the sales skills of the sales team, and managers’ preparation to follow and facilitate the development of these skills in his or her team and the Credit Analysis program.

We continued the Time Services training program with the Sales and Negotiation Techniques course, with 313 participants, designed to encourage a culture of negotiation that values quality of the relationship. The Supplementary Special Services program, which involved 52 employees, was meant to clarify the advantages clients have in including relatives as supplements on their cards, obtaining many advantages. In addition, the Integration program developed for recently hired employees was administered to present the Bradesco Organization, its history and its values to new hires.

We developed courses by modules to train supervisors. The courses developed were negotiation and sales, business management, client service and sales team management.

23 supervisors participated in these courses and they were trained to stimulate operators to create new patterns of behavior, making them proactive when selling products and services.

At BMC we invested in issues, such as change leadership; as a merged company, BMC’s professionals underwent strong cultural, process, system and routine change process. Thus, we understand it is important that managers are able to lead this change process, encouraging the team towards a positive sense of pertaining to Bradesco Organization.

Currently, affiliated companies have outsourced workers as their business partners and we understand that the training of these workers is fundamental for business success. Concerning Private Label we have conducted sales seminar for one of our business partners, training their employees, so that these are more prepared to sell partnership cards.

We provided Private Label manager team with a special course of Retail Management given by FIA/Provar, since the knowledge on retail market is crucial for the development of Private Label card segment.

Number of On-Site Participation over the Last Quarters

Partnerships with Universities and Colleges

Since 1996, in partnership with educational institutions such as FIA, FIPE, Fipecafi, FGV and Ibmec, more than 2 thousand of Bradesco’s employees have obtained MBAs, specialization and master’s degrees courses and otherwise continued their education, which is important to maintain quality of information provided and for staff qualification to be in line with the most modern management practices.

In 2008, two classes for the MBA in Online Banking Businesses (FGV-RJ), two classes for MBA in Banking Businesses (FGV-SP), one class for MBA Controller (Fipecafi), two classes for the MBA in Corporate Management focused on Business Technology (FIA) and one class for the MBA in Business Management with a focus on Insurance (Ibmec-RJ) were concluded, totaling 304 professionals from different areas of the Organization.

We have also started a MBA class in High Performance Corporate Systems – Mainframe –FIAP, given to 32 professionals.

Certification in Investment Products

Preparatory courses for the Certification in Investment Products are in progress and are specially designed for employees who need to obtain the certification, after study of the material previously made available.

In 2008, we used the Treinamento Telepresencial, in the preparatory course for Anbid’s CPA 10 certification.

According to this methodology, classes are provided in a studio in São Paulo and broadcasted via satellite through the TV Corporativa channel to receiver units in several places, which allows a large target public receiving the information.

This tool enables greater scale gains, since this course is given to a larger number of professionals in relation to the workshop traditional method.

In 2008, 4,384 professionals were certified. This year, 65.3% of Bradesco’s candidates were certified, versus 47.7% of all candidates. This fact reiterates the Organization’s concern with adequately preparing its professionals as well as employee involvement during the certification process.

These figures translate to the certification of 20,195 professionals directly involved in customer service at the branch network and in serving qualified investors, in compliance with Resolution 3,158/03 of the Brazilian Monetary Council.

TreiNet – Training through the Intranet/Internet

TreiNet, a special training tool, allows the fast and indiscriminate dissemination of new knowledge to all staff. It is an important instrument for personal and professional development.

Bearing witness to this are the over 3 million instances of participation in the 123 available courses since its implementation in 2000. This year, there were more than 1 million instances of participation, representing, on average, one course per month to each Organization’s employee.

In 2008, 22 new courses were launched, four of them on private pension plan and insurance, four on Libras, three on opening of accounts, three of them related to Office package, two concerned with capital markets, two on project quality management, one of them on personal finance, one course on sustainability, one course concerned with rural loan and one related to Bradesco University Account.

These courses aim at making information available to staff, focusing on operating, business, management and social responsibility activities, in order to maintain the Organization’s harmony with society and the market, offering new business options and higher profitability.

For English language learning, online training has also been a competitive advantage, enabling the participation of around 1,500 employees in courses from basic to advanced level.

Through the Fundação Bradesco Portal, some TreiNet courses are available for clients who hold a Bradesco University Account. Moreover, by means of Bradesco Seguros e Previdência’s website 100% broker, TreiNet is also available for brokers and dealerships who sell the Organization’s insurance products.

Number of courses launched in TreiNet

Brochures and Video Training

In view of comprehensiveness and the number of the Organization’s employees, other training methodologies are employed, such as instruction leaflets and video training. Through these media vehicles we met the demands of several areas of the Organization, in normative, conceptual and operating issues, aiming at guiding employees.

In 2008, we made available 20 instruction leaflets discussing issues, such as: investments diversification, new services packages, portfolio management system – Sale system and new debtor system, platform to conquer the market, new rules on banking fees for individuals, management services to companies, leasing, client data integration, CET/ Finasa rules, service quality, support to equipment operators – ATMs, Electron payment by installments, loan operations with receivables guarantee Visa and/or Visa Vale and/or Amex, practices of diversified investments, banking client defense code, management of administrative expenses, civil code, inclusion of disabled people and consumer defense code.

Five video trainings were also launched as to reinforce the dissemination of knowledge and information on themes such as politically-exposed people, Bradesco retail service standards, quality in customer service, client data integration and organization at the workplace.

Social and Corporate Responsibility

With the purpose of spreading the sustainability culture among the Organization’s employees, the Challenge of the Planet was launched in September 2008. This initiative aims at making professionals aware of this important theme, allowing the assimilation of a sustainable behavior in their every-day attitudes, in addition to disclosing the Organization’s position in relation to it. The Challenge of the Planet was an educational competition, with eliminatory rounds, privileging the knowledge available in several study sources acquired by professionals. The first phase took place between September 26 and October 14, 2008 via TreiNet. During this phase, 67,462 employees answered 20 questions and 4,506 employees were approved to the next phase. These also answered other 20 questions via TreiNet between.

October 27 and November 7, 2008. 20 employees participated in the finals at the sports gymnasium of Cidade de Deus.

Additionally, we continued projects that focus on human valuation, such as: the Youth Apprentice Program, Young Citizen Program and the Internship Programs with students from different universities, among them the Bradesco – Unipalmares Program. These programs benefit youths beginning their careers with qualification, social inclusion, and personal and professional development. Also under this context, Bradesco developed preparatory training in Libras – Brazilian Sign Language (sign language for deaf-mute people), for employees providing direct services to clients with disabilities, including hearing impaired clients, in order to guarantee accessibility to our branches.

Number of Employees in Training – in thousands

Total Amount Invested in Training – in millions of R$

Fundação Bradesco

Background

Fundação Bradesco, a non-profit organization with headquarters at Cidade de Deus, Osasco, State of São Paulo, was founded in 1956 and declared to be of Federal Public Utility by Decree 86,238, on July 30, 1981.

Aware that education should correspond to equal opportunities and personal and collective fulfillment, Fundação Bradesco currently maintains 40 Schools primarily installed in the country’s most underprivileged regions in all Brazilian states and the Federal District.

Targets and Goals

A pioneer in private social investment, Fundação Bradesco’s primary mission is to provide quality formal education to children, youths and adults so they can achieve personal fulfillment through their work and the effective exercise of citizenship.

In the last ten years, Fundação Bradesco has provided quality on-site and distance education courses free of charge to 1,895,859 students, including children, youths and adults.

In 2008, Fundação Bradesco exceeded 518 thousand instances of service across performance segments, of which 110 thousand are students served in its own Schools, in basic education, from kindergarten to high school and technical professional education in high school level; in youth and adult education; and in the preliminary and continuing qualification. In addition to these benefits, through the virtual school, its e-learning portal, and CIDs, there were more than 408 thousand instances of service. Uniforms, school supplies, meals and medical and dental assistance are ensured for approximately 50 thousand Fundação Bradesco students in basic education free of charge.

Areas and Methods of Action

Basic Education

Basic Education, which includes kindergarten, elementary school (first to ninth grades) and high school, encompasses more than 43% of all students in courses provided free of charge by Fundação Bradesco each year. In addition, the students receive free school supplies, uniforms, meals and health and dental assistance.

Fundação Bradesco is constantly evaluating the contemporary learning trends and, thus always bringing new challenges for its teaching methods so that the conclusions involve all schools and that they propose ongoing interaction among them.

The school is envisioned as a privileged environment for exercising citizenship values. Students are regarded as original, creative human beings and culture producers who learn through experiences in both school and society. Hence, their potential and need to interact and reflect on the diversity of knowledge are approached in the classrooms.

Fundação Bradesco’s multi-disciplinary education seeks to provide students with access to practical and theoretical content, based on the principle that the development process is both dialectic and constructive. With this intent, Fundação Bradesco offers several continuing education opportunities to educators, including traditional and distance education courses.

Concomitant to teacher’s education, the Fundação also produces teaching materials and resources. Books are used by students from the 1st to the 5th grade of elementary school, philosophy material for high school, and CD-ROMs and DVDs for teachers with work guidelines.

High School Technical Education

Based on the commitment to offer technical professional education capable of guaranteeing students the continuous right to develop their skills for a fruitful and social life, Fundação Bradesco corresponds to the new model of technical education in force in Brazil. Bradesco structured course syllabi, prioritizing the market and societal demands from a brand new perspective, offering work preparation.

Based on the professional areas of Farming and Ranching, Management, Industry (Electronics) and Information Technology, a number of courses were developed and offered according to the specific needs of the communities in which the Schools are located.

The syllabi of these courses aim to ensure a close relationship between work, knowledge and citizenship. The target is to develop creative, productive and business-minded citizens, as well as showing students the importance of continuing education.

By offering students who come from underprivileged backgrounds courses whose syllabi will facilitate their entry and re-entry into the labor market, Fundação Bradesco provides access to the emerging and fast-changing business world.

Preliminary and Continuing Qualification

Fundação Bradesco offers this kind of education free of charge to meet the needs of updating and qualifying laborers at different educational levels. There are 100 options of free courses, with flexible agendas that allow alterations according to the realities of the labor market in the following professional areas: Management, Personal Image (Fashion and Personal Beauty Care), Industry (Electrical, Electronics and Printing Technology), IT, Leisure and Social Development, Tourism and Hospitality (Tourism, Lodging and Catering Services). In the Farming and Ranching area, Fundação Bradesco offers courses that include artificial insemination techniques.

Youth and Adult Education

These youths and adults come from different regions but often have similar life stories and are mostly comprised of laborers and housewives who were unable to attend or remain in school up to the conclusion of their studies. At Fundação Bradesco, they can take adult literacy courses and graduate from both elementary and high school levels and apply to universities to improve their employment prospects and most importantly to increase their skills.

Youth and Adult Education courses are given in two segments: Youth and Adult Literacy and Tele-education for Elementary and High School Equivalency.

The Tele-education courses are offered in Fundação Bradesco Schools or at companies that have entered into operating agreements with it, with flexible timetables to suit different work shifts once the classrooms are taken to the companies, respecting different working hours and avoiding the need for students to commute to schools. Another reason for the programs’ good performance is related to the investments made by Fundação Bradesco in technical-learning resources.

Developed for the parents of students who attend Fundação Bradesco Schools, the Adult Literacy course is structured around a social-constructivist concept, whereby the student becomes an active subject in the learning process. The topics addressed during classes arouse interest and motivate learners, guaranteeing the success of the course.

Fundação Bradesco’s main goal is to prepare students to improve their life conditions based on the acquisition of organized knowledge, since according to Bradesco’s philosophy, education alone is capable of forming citizens who are participative and aware of their role in society.

Distance Learning – Virtual School

Maintained by Fundação Bradesco since 2001, the e-learning “Virtual School” portal, in partnership with well known worldwide content providers, enables the spread of the services of its 40 Schools beyond their physical locations.

Based on the pedagogical mediation concept, in which the student is the main agent of his or her own learning, the Virtual School currently offers 184 distance and hybrid education courses in the IT area. The portal allows experience, knowledge and information exchange through online tools, such as chats, conferences and a virtual campus.

In 2008, more than 298 thousand people were served.

Digital Inclusion

Fundação Bradesco promotes fast and easy access to new information technologies for people who live near its Schools through CIDs.

In addition to being a learning and professional qualification center by offering short and long-term courses similar to those provided in Fundação Bradesco Schools, the CIDs also work as a discussion forum of local problems, associated with companies in partnership with the Bradesco Organization, public schools, universities and Brazilian and foreign research centers, such as the USP and Media Lab (MIT).

Currently, the Fundação maintains more than 103 CIDs, with 109,072 thousand instances of service in 2008 for users of different profiles, such as indigenous people, people of African descent, youths, adults, the elderly and urban and rural communities in all Brazilian regions. Another 30 new CIDs will be implemented in the country, in a partnership with British Telecom Global Service – BT that carries out a worldwide project with Unicef to provide Internet in needy communities of developing economies.

Material Facts

On March 9, all School Units of Fundação Bradesco promoted for the 6th consecutive year the Dia Nacional da Ação Voluntária (National Day of Voluntary Action). More than 1.7 million services were provided in 225 locations, including 40 Schools of Fundação Bradesco and CIDs distributed throughout the country.

In 2008, the National Day of Voluntary Action gathered 34.1 thousand volunteers to the benefit of the community, among Bradesco Organization’s employees, Fundação’s students, teachers and employees, besides community representatives of several professional sectors, such as physicians, dentists and attorneys. The participation of the Organization’s employees was emphasized throughout the country, and groups connected to Fundação’s Schools carried out a marathon of solidarity. Out of total volunteers, 5.6 thousand of them were Organization’s employees.

Fundação Bradesco provided educational sponsorship for the international exhibition “Genomic Revolution” of the American Museum of Natural History, in New York City, organized by Sangari Institute. The exhibition which took place in Ibirapuera, São Paulo, showed a study of genes and their functions and also discussed basic fields of molecular biology, genetics and impacts on every-day life.

Representatives of Fundação Bradesco travelled to Japan and South Korea to know about the private and public educational system, how technology is applied in education and benchmarking at schools and research institutes.

Bradesco History Museum celebrated its 25th anniversary, more than two decades devoted to the preservation of the Organization’s history, portraying Bradesco’s leadership and innovative path. The museum’s activities, which are coordinated by Fundação Bradesco, include documentary management, research and collection preservation, disclosures through temporary and permanent exhibitions and the internet Portal, besides support to internal and external researchers, services to the public and educational actions that provide experience to special public, such as children and disabled people.

With a view to disseminating and identifying opportunities for the application of technologies in education and social inclusion, Fundação Bradesco held the conference Technology and Digital Services for Social Development during The Government Leaders Forum Americas, an event promoted by MIT – Media Lab, in the United States.

One of the main sponsors of the 5th GIFE Conference on Private Social Investment, Fundação Bradesco opened the event that gathered approximately 600 social action-related national and international leaderships. The theme Local Experiences, Global Transformation discussed the complexities of new Private Social Investment arrangements and eventual supranational actions.

Teachers and students presented their work developed at mini nurseries of native seedlings installed at Fundação Bradesco’s Schools during the Exhibition Viva a Mata 2008 (A Tribute for the Forest 2008) an event promoted by Fundação SOS Mata Atlântica to celebrate the Environment Week.

We sponsored the 1st International Meeting of Education and Educational Technology, at Estação Pinacoteca, in São Paulo. The event gathered specialists from South Korea, India, Italy and Japan who presented the educational context, the performance indicators and the best practices in education technology of their countries.

Fundação Bradesco supported and sponsored Expo T&C – Exposição de Tecnologia e Ciência (Technology and Science Exhibit), which took place simultaneously to the 60ª Reunião Anual da SBPC (60th Annual Meeting of SBPC), at Campinas University, in São Paulo, where works from the Campinas/SP, Osasco I/SP and Jardim Conceição – Osasco/SP School Units were exhibited.

Three more mini nurseries to develop seedlings from the Atlantic Forest were opened in Garanhuns/ PE, Itajubá/MG and Natal/RN School Units, totaling 18 units for community environmental education and awareness raising, affirming even more the partnership with Fundação SOS Mata Atlântica.

Fundação Bradesco’s teachers and students are given technical qualification from Fundação SOS Mata Atlântica to handle species and promote environmental education and reforestation initiatives in partnership with local social activists.

We sponsored the Congresso Internacional de Educação para Surdos (International Conference of Education for the Deaf), promoted by Fundação de Rotarianos de São Paulo, whose theme was “Bilingualism: practices and perspectives”.

We were part of the XIII Exposição Agropecuária de Garanhuns (XIII Garanhuns Farming and Ranching Exhibit), an event focused on producers, technicians, students and people directly and indirectly related to the Farming and Ranching sector. The Garanhuns/PE School Unit participated in the exhibit to disclose its work carried out related to this segment.

Feira de Santana/BA School Unit took part in the XXXIII Expofeira – Exposição Agropecuária de Feira de Santana (XXXIII Feira de Santana Farming and Ranching Exhibit), a fair focused on exhibitors, cattle farmers, companies, rural producers and general public interested in Brazilian farming, ranching and agribusiness.

Fundação presented projects performed in its Canuanã/TO and Bodoquena/MS farm schools during the VI Exposição de Tecnologia Agropecuária “Ciência para a Vida” (VI Farming and Ranching Technology Exhibit “Science for Life”). Developed by Embrapa, it is considered the most important Brazilian event in the sector, strategically created to promote Farming and Ranching and develop science and technology.

In a partnership with Microsoft, we launched the School Technology Innovation Center to seek solutions that meet the demands of digital general call (Y), focused on mobility and collaboration, with interoperability projects, robotics, games, one to one computer, training of educators, accessibility and education futurology studies. This is an opportunity to provide technology to our School network, CIDs and partner public schools. The operational excellence and innovation leadership are strategic issues to be achieved until 2012.

The Bem Com a Vida Program (Well with Life), advised and coordinated by psychiatrist Jairo Bouer, was launched for all School Units of Fundação and aims at investigating the motivations around the behavior of the Institution’s youth in relation to issues such as sexuality and drugs, besides providing educators with access to information making their work with students even more efficient.

Students of Registro/SP School Unit participated in the hosting events of Tocha da Amizade (Friendship Torch), symbol of the centenary celebrations of Japanese immigration in Brazil that left port of Kobe in Japan, crossed the ocean and reached the port of Santos, in Brazil, like the first Japanese immigrants did one hundred years ago. The torch crossed main streets and other spots in the city until reaching its location that sets the inauguration of the Centenary Monument.

Gravataí/RS School Unit, the Department of Culture of Rio Grande do Sul, Casa de Cultura Mário Quintana and the Contemporary Art Museum, showed the exhibition Espécie Humana: Corpos que transforman nosso olhar (Human Species: bodies that transform our eyes); this exhibition is a result of a critical and reflective study of works of the artist Adriana Xaplin – selected by students – who participated in a productive learning process by means of rebuilding through the look over the human figure and its representation. Students’ works and some of the artists’ works were exhibited at Augusto Meyer Art Gallery, at Casa de Cultura Mário Quintana.

We visited the company British Telecom (BT) in London to get to know and share social responsibility and technological innovation projects. BT Innovation Center, located in Adastral Park, in Ipswich, is world’s benchmark in technology research for communication, with a staff exceeding four thousand researchers and a yearly investment of £ 1 billion in research and development. A partnership with British Telecom will provide Fundação Bradesco with access to the technological innovation network, composed of 37 universities and partners within the “Open Innovation” concept, as well as the company’s participation in Bradesco Instituto de Tecnologia.

We inaugurated the 1st World Center of Intel Digital Education at BIT, in Campinas. This center aims at providing innovative education solutions through information and communication technology for students and educators of Fundação’s School Units and public schools throughout the country. This initiative consolidates Intel’s six years of collaboration, whose mission to improve education in Brazil is in line with the worldwide technology and education strategy.

We promoted the “BIT Day 2008”, a meeting to present the projects under development and to share results of applying Information and Communication Technology in education, jointly carried out with Microsoft, Intel, Cisco and IBM. During the event, we announced that new companies will join BIT in 2009: BMC, Lego, Keris from South Korea and BT.

Jardim Conceição/SP School Unit, in a partnership with Rotary Club, conducted the 2008 Occupation Meeting, by means of lectures and interviews, showing students the importance of getting to know better the career they will choose.

Laguna/SC School Unit and the Environmental Institute Boto Flipper conducted the Environmental Education Conference that gathered researchers, public schools educators and representatives of fisher communities and together they point out actions towards a sustainable development, enabling to maintain fishers daily needs, as well to maintain the culture and the characteristics of Brazil’s south coast.

For the third consecutive year, Fundação Bradesco’s School network participated in the campaign Corrente do Bem Teleton (Teleton Pay it Forward Campaign). In 2008 the goal of R$220,830.00 was achieved. The amount of money was delivered to AACD by Fundação Bradesco’s representatives and also by directors of Bodoquena/MS, Paragominas/ PA School Units and students of Osasco/SP School Unit.

We promoted the 7th Cycle of Graphical Technology Lectures at Unifieo theater, in Osasco, for students and former students of the Offset Printing Operator and Pre-Printing Operator courses, besides presenting graphic professionals by means of the following lectures: Aplicação do Design para Sustentabilidade em Projetos Gráficos (Application of Design for Sustainability in Graphic Projects) and Drupa 2008: Integração dos Processos Gráficos (Drupa 2008: Integration of Graphic Processes).

Main Acknowledgments

Projects of students from the 8th grade of elementary school, high school and technical courses of private and public schools throughout the country participated in the VI Febrace, promoted by USP to stimulate new talents in sciences and engineering by developing creative and innovative projects. Fundação Bradesco was represented by 39 projects, and for the fifth consecutive year, conquered 24 awards:

– Intel ISEF Award and Ricoh Corporation Award

Project: washing machine scrap transformed into bread kneading machine – participation at Intel International Science and Engineering Fair in Atlanta, USA – Cuiabá/MT School Unit.

– Febrace awards

Project: Assessment of sugarcane cultivation – ranked first in Agricultural Science – Canuanã/TO School Unit.

Project: Analysis of the healing action of mango tree on cattle – ranked second in Agricultural Science and ranked third in Outstanding Innovation and Creativity – Canuanã/TO School Unit.

Project: Recovery of metals in school laboratory – ranked third in People Voting – Jardim Conceição –Osasco/SP School Unit.

Project: When sound and image become invisible threats: survey and analysis of visual and sound pollution in the cities daily life. Can this be solved? – ranked first as Best Poster, Best Stand and ranked first in Human Science – Osasco/SP – School Unit I.

Project: Living well in São Paulo, is this a utopia? scientific and architectural proposals as a tool to improve the life qualify of São Paulo population by intervening in the riverine traffic and turning Pinheiros river unpolluted – ranked third in Applied Social Science – Osasco/SP – School Unit I.

Project: Recycle garbage, feed your pet! – ranked first in Agricultural Science – São Luís/MA School Unit.

Project: Beribéri: I don’t like it, I don’t like it! – ranked third in Health Science – São Luís/MA School Unit.

– Prêmio Incentivo à Inovação Tecnológica (Technological Innovation Incentive Award)

Project: Assessment of sugarcane cultivation – Canuanã/TO School Unit.

Project: Neen tested in the organic production of tomatoes– Bodoquena/MS School Unit.

– Embrapa Award

Project: Assessment of sugarcane cultivation – Canuanã/TO School Unit.

Project: Living well in São Paulo, is this a utopia? Scientific and architectural proposals as a tool to improve the life quality of São Paulo population by intervening in the riverine traffic and turning Pinheiros river unpolluted– Osasco/SP – School Unit I.

– SBPC Award

Project: Analysis of the healing action of mango tree on cattle –Canuanã/TO School Unit.

– Prêmio Galileu Galilei de Incentivo à Ciência (Galileu Galilei Science Incentive Award)

Project: Analysis of healing action of mango tree on cattle –Canuanã/TO School Unit.

Project: Earthworm production as a resource for science education – João Pessoa/PB School Unit.

Project: Beribéri: I don’t like it, I don’t like it! – São Luís/MA School Unit.

Project: Recycle garbage, feed your pet! – São Luís/MA School Unit.

– Prêmio Destaque Mulheres em Geociência (Women in Geosciences Award)

Project: e-garbage – pro-environmental recycling of computers discarded to the benefit of society – Campinas/SP School Unit.

– USP – School of Medicine Award

Project: Monitored chair to correct posture – Gravataí/RS School Unit.

– Prêmio Sangari Brasil Descobrindo a Ciência (Sangari Brazil Discovering Science Award)

Project: Beribéri: I don’t like it, I don’t like it! – São Luís/MA School Unit.

Prêmio Executivo de TI do Ano (IT Executive of the Year Award) – The manager of Educational Technology department of Fundação Bradesco conquered an award in the Sundry Services category. Our representative stood out in the development of technological innovation project concerned with education and social inclusion. The award acknowledges leading executives in the innovation process applied to business and activities at institutions. Highlights include IT mobility projects (one computer per student), the network of partnerships under the “Open Innovation” concept articulated by BIT and the BSC methodology of strategy management.

Motion of Applause – Acknowledgment bestowed by the City Council of Registro to Registro/SP School Unit due to its participation in the National Day of Voluntary Action.

Homage – paid during the special session of the City Council of João Pessoa to João Pessoa/PB School Unit for its 10th anniversary.

First Lego League Power Puzzle Championship – Free Access Teams – Team #8079 of Osasco I School Unit and Escorpiões – Team: #8228 of Jardim Conceição – Osasco/SP School Unit were awarded in the Missions and Regional Champion (Champion’s Award) and Jurors Award.

First Robotics Competition Overdrive Championship – Two teams of Gravataí/RS and Osasco I/SP School Units were awarded: Regional Winner #2, Autodesk Visualization Award and Motorola Quality Award, Underwriters Laboratory Industrial Safety Award and Johnson & Johnson Award.

E-Learning Brazil 2008 Award: Fundação Bradesco received the seal of national benchmark as winner in two modalities: Educational Star and Relevant Social Contribution.

Ibest 2008 Award: Fundação Bradesco’s Institutional Portal has won by people voting in the Education and Training category.

Atlanta Intel ISEF – International Science and Engineering Fair: the project “washing machine scrap transformed into bread kneading machine”, developed by students of Cuiabá/MT School Unit, were recognized by NCIIA – National Collegiate Inventors and Innovators Alliance/The Lemelson Foundation for the creativity and technological innovation of their work.

4a Olimpíada Brasileira de Saúde e Meio Ambiente (4th Brazilian Olympiad of Health and Environment:) carried out by Fundação Oswaldo Cruz – Fiocruz and Brazilian Association of Post-graduate Studies in Group Health – Abrasco, the competition awarded two Fundação Bradesco’s School Units, one of them ranked first in the Science Project category and another one in the Arts and Science category.

IX Concurso Nacional de Cartazes (IX National Contest of Posters) promoted by – Senad: an illustration made by a student of Manaus/AM School Unit was ranked second in the 6th grade of elementary school category with the theme “The prevention of improper use of drugs at community”.

Bodoquena/MS School Unit received 11 awards at Expogrande 2008, an event that gathered the most important farm and ranching fairs and exhibitions of the midwestern region.

Congratulatory Motion – bestowed by the city council of Itajubá/MG School Unit for the silver jubilee.

Congratulatory Motion – bestowed by the city council of Manaus/AM School Unit for its 23 years history.

Congratulatory Motion – bestowed by legislative assembly of the Amazonas state to Manaus/AM School Unit for the results achieved in tests and writing of ENEM/2007.

51° Concurso Cientistas de Amanhã (51st Scientists of Tomorrow Contest) – Brazilian Institute of Education, Science and Culture and Unesco – São Paulo Commission. The projects “Test for the availability of biodiesel production to small producers in a handicraft manner by means of animal fat” and “Market research of the main vegetable species consumed in the city of Formoso do Araguaia”, developed by students of High School Technical Education course in Farming and Ranching of Bodoquena/MS and Canuanã/TO School Units, received, respectively, Ibecc–Unesco Award and Motion of Applause.

Brazilian First Lego League Championship – Power Puzzle – Sponsored by First of Brazil. Free Access team of Osasco School Unit ranked first in the Missions – Robotics Challenges category.

IV Expociências Latino-Americana – ESI-AMLAT (IV Latin-American Science Exhibit) – carried out by Milset América Latina. The project “Use of propolis in the preventive control of tomato pests and diseases,” prepared by students and teachers of High School Technical Education course in Farming and Ranching in the Bodoquena/MS School Unit, ranked fifth in the Botany category.

Prêmio Microsoft Educadores Inovadores Brasil (Microsoft Award for Brazilian Innovative Teachers) – The projects “Point of ideas and environmental solutions in 4R” and “Physics in the Park – Educational Robotics and Accessibility”, developed by teachers of Rio de Janeiro/RJ and Osasco I/SP School Units, were finalists. The first one of them ranked among the best four of the contest and was presented in the world event Microsoft Innovative Teachers Forum, in Thailand.

VIII Mostra de Inovações Pedagógicas (VIII Pedagogic Innovations Exhibit) carried out by SESC/MG – The projects “What it has to do with Physics” and “Poetical Roads: art and poetry in roads, reading and writing in school”, prepared by teachers of Fundação Bradesco’s Pinheiro/MA and São João Del Rei/MG School Units ranked second and third in High School and Elementary School (from 6th to 9th grade) categories, respectively.

Prêmio Belgo ArcelorMittal de Meio Ambiente (Belgo ArcelorMittal Environmental Award) – This year’s contest was promoted by Fundação Belgo ArcelorMittal de Meio Ambiente, with the theme “Feel the climate! A discussion about Earth warming”. Among the five finalists, two projects were developed by Fundação Bradesco: Jardim Conceição/SP School Unit, with the work “Climate and Energetic Challenge” and Osasco – Unit I/SP School Unit, with the project “Knowing how to look after”.

Partner Conhecimento Tribute – “The role of Financial Institutions in the Community”. Fundação Bradesco is acknowledged by its work developed in the community.

Prêmio Victor Civita Educador Nota 10 (Victor Civita Best Teacher Award) – Granted by Fundação Victor Civita. Three teachers of Marília/SP, Natal/ RN and Campinas/SP School Units were among the 50 finalists. One of them was classified among the 10 finalists to the Award.

10o Prêmio Abrasca – Relatório Anual (Abrasca 10th Award – Annual Report – 2008 Edition) Created by the Brazilian Association of Publicly-held Companies. Fundação Bradesco won in the “Non-Business Organizations” category.

Troféu Raça Negra 2008 – “120 Anos da Abolição da Escravatura” (2008 Black People Trophy – “120 Years of Slavery Abolition”) – During the celebrations of the Dia Nacional da Consciência Negra (National Black People’s Day), on November 20, Fundação Bradesco, represented by its officer Mr. Mario Helio de Souza Ramos, was one of the institutions honored for its work developed in 2008 to the benefit of diversity.

Concurso de Trabalhos Escritos e Desenhos – Ciência pela Paz e pelo Desenvolvimento – “Diversidade e Desenvolvimento Sustentável” (Writing and Illustration Contest – Science for Peace and Development –“Sustainable Diversity and Development”) conducted by Unesco and partner institutions. Two high school students, one from 2nd grade of João Pessoa/PB School Unit and another from 1st grade of Marília/SP School Unit, were ranked first and second in the Illustration and Writing categories. Other participants of last phase received honorable motions.

Prêmio 100+Inovador em TI 2008 (100+IT Innovative Companies 2008 Award) bestowed by InformationWeek magazine – Brazil: Fundação Bradesco, for the second consecutive time, was awarded in the sundry services category, which included education, call center, meals segments amongst others. In the general ranking of the award, Fundação Bradesco stood out among the 100+, from the 19th position in 2007 to the 3rd position in 2008, as one of the most innovative IT companies in Brazil.

The State Council of Education paid a tribute to Bodoquena/MS School Unit for being ranked first in the Scientists of Tomorrow Contest.

Writing Contest Cisne Branco Operation conducted by Naval Force of Brazil. A student from the 9th grade of the elementary school of Maceió/AL School Unit was ranked first for his writing about the theme “Trade by sea in Brazil, from Brazil colony up to date”.

XXIII Prêmio Jovem Cientista (XXIII Young Scientist Award) sponsored by CNPq, supported by Gerdau and Fundação Roberto Marinho. The project “Factors that contribute to violence at school”, developed by a student from the 2nd grade of Teresina/PI School Unit was ranked second in the high school category.

School Locations

The majority of Fundação Bradesco’s educational units are located on the outskirts of major cities or in rural areas where there is a significant lack of educational and welfare assistance. Thousands of students all over Brazil are given the opportunity to study at these schools.

Schools	Students	Schools	Students

Aparecida de Goiânia-GO	2,117	João Pessoa-PB	2,387
Bagé-RS	2,246	Laguna-SC	1,898
Boa Vista-RR	2,683	Macapá-AP	2,249
Bodoquena-MS	1,321	Maceió-AL	2,225
Cacoal-RO	2,522	Manaus-AM	2,620
Campinas-SP	4,572	Marília-SP	3,572
Canuanã-TO	1,598	Natal-RN	2,262
Caucaia-CE	2,371	Paragominas-PA	2,404
Ceilândia-DF	3,552	Paranavaí-PR	1,959
Cidade de Deus – Osasco-SP		Pinheiro-MA	2,136
• Unit I	4,122	Propriá-SE	2,273
• Unit II	2,811	Registro-SP	2,428
• Education Stations of Youths and Adults	4,158	Rio Branco-AC	2,682
• Preliminary and Continuing Qualification	6,730	Rio de Janeiro-RJ	4,484
Conceição do Araguaia-PA	2,539	Rosário do Sul-RS	1,081
Cuiabá-MT	2,398	Salvador-BA	2,290
Feira de Santana-BA	877	São João Del Rei-MG	2,554
Garanhuns-PE	934	São Luis-MA	2,556
Gravataí-RS	3,595	Teresina-PI	2,469
Irecê-BA	2,670	Vila Velha-ES	2,251
Itajubá-MG	2,604
Jaboatão-PE	2,734
Jardim Conceição – Osasco-SP	2,896	Total (*)	110,830

(*) Carried out in 2008.

Fundação Bradesco – An Educational Project as Large as Brazil

Funding Sources

Funds to finance Fundação Bradesco activities come exclusively from income derived from the Fundação’s assets.

– Funds invested in the last 10 years (*)	R$ 1.513 billion
– Funds invested in 2008	R$ 220.791 million

(*) in nominal values, equivalent to R$3.124 billion, restated by CDI/Selic rate until December 2008.

Courses – Grades

	Carried out in 2008

	Number of	% of
	Students	Total

Basic Education	49,317	9.51
Youth and Adult Education	18,829	3.63
Preliminary and Continuing Qualification	42,684	8.23
Subtotal	110,830	21.37
Distance Education (CIDs and Virtual School)	407,830	78.63
Total Services	518,660	100.00

Student Profile – Reference: Carried out in 2008

Increase in the Number of Students – Assistance in Schools

Finasa Sports Program

Through the Finasa Sports Program, the Bradesco Organization shows its support for the development of citizenship and social inclusion of children and youths between 9 and 18 years of age.

During its 20 years of activity, Finasa Sports entered into many partnerships, among which the most outstanding is the agreement with Osasco’s Local Government. This partnership contributes to expand the program’s social reach.

Currently, the program has a total of 121 professionals carrying out activities at state and municipal public schools, Osasco’s municipal sports centers, the SESI–Osasco unit, Fundação Bradesco and private schools, assisting more than 2,300 girls free of charge in 53 qualification centers and specialists’ centers, in volleyball and basketball.

Most of these girls come from underprivileged backgrounds.

The program’s main goal is the complete development through a healthy activity such as sports, education, health and well-being programs that help raise these girls’ awareness about citizenship so that they can be in charge of their own lives and make socially responsible choices.

The program also supports the formal education process by adopting as a requirement the girls’ enrollment and attendance in regular schools.

At the training centers, all students have guaranteed access to quality sports education, regardless of their physical characteristics, such as weight, height or sports skills.

The activities for children and young adults at the specialists’ centers, besides sports education with medical, psychological, physiotherapeutic and nutritional follow-up, also include regular information on hygiene, stress, adolescence, drug use and teen pregnancy prevention, turning these places into true citizenship centers. This program also offers a support structure according to categories, with benefits such as life insurance and health care, among others, including sports equipment used in training and competitions.

Practicing sports, in addition to contributing to a healthy life style, is responsible for the formation of high level athletes, enabling the players’ participation in Finasa/Osasco’s adult volleyball team and in the children’s and junior’s Brazilian female volleyball and basketball teams.

It is the first social sports program to receive funds from tax incentives, made available by the Estatuto da Criança e do Adolescente (Statute of Children and Adolescents) through the agreement executed between Conanda and the Ministry of Sports in 2003. The Finasa Sports Program is a benchmark in sporting activities of this nature.

Social-cultural Events

In 2008, Bradesco Organization continued sponsoring the performance of events that enrich Brazilian culture, in addition to maintaining important relationship with institutes, foundations and cultural centers. The Bank also maintained its position as great sponsor of programs that preserve the regional traditions of communities where their service stations are located, distributed throughout the country.

Bradesco also participated in Salvador (BA) Festival de Verão (Summer Festival) and carnival in Salvador (BA), Rio de Janeiro (RJ), Recife and Olinda (PE). In addition, it sponsored the Festa da Uva (Grape Festival) in Caxias do Sul (RS), the Festival de Ópera de Manaus (Manaus Opera Festival), in Manaus (AM), and Festival Folclórico de Parintins (Parintins Folk Festival) (AM). For the fourth consecutive year, it sponsored the Festival Internacional de Inverno de Campos do Jordão (Campos do Jordão International Winter Festival), (SP), Bravo! Prime Culture Award as well as the Winter Festivals of Garanhuns (PE), and Vitória da Conquista (BA).

Proceeding with the season initiated in the previous year, Bradesco was the single company to sponsor the show Alegria of the Canadian group Cirque du Soleil. Super productions, such as West Side Story and Aida – The Timeless Love Story were presented at Brazilian theaters, sponsored by Bradesco.

Bradesco was directly involved in the sponsorship of other important cultural events that visited Brazilian cities, such as the international exhibition Genomic Revolution, Darwin Brazil and Einstein. Events had the educational sponsorship of Fundação Bradesco.

It sponsored the plays Hamlet, O Bem Amado, Ensina-me a Viver, A Alma Boa Set Suan and Noé! Noé! Deu a Louca no Convés. The presentations of High School Musical, Mozarteum Brasileiro; the Brazilian Symphony Orchestra, and the opera Os Caçadores de Pérola. In addition, the tour of the singers Mônica Salmaso, Fortuna and Elba Ramalho in Brazil, the concert of Roberto Carlos (SP) and the Music Festival of Itajaí (SC) were also sponsored by the Bank.

Bradesco attended several celebrations of the 100th anniversary of Japanese immigration in Brazil in 2008, like the festivity held at sambódromo, in São Paulo, Japan Fest, in Marília (SP), the inauguration of Parque do Japão, in Maringá (PR), and O Japão Daqui (Japan from here), at the Museu da Língua Portuguesa (Portuguese Language Museum) (SP). Bradesco also sponsored the exhibition Florescer das Cores – A Arte do Período Edo (Color Blossom – the Art of Edo Period) at Pinacoteca do Estado de São Paulo.

In social and environmental area, Bradesco sponsored the II Mostra de Responsabilidade Social da Fiesp (II Fiesp Social Responsibility Exhibition) (SP), the 5th GIFE Conference on Private Social Investment, the Ethos International Social Responsibility Conference, Viva a Mata (A Tribute for the Forest) of Fundação SOS Mata Atlântica, and the Fórum Mundial Diálogo da Terra no Planeta Àgua (Earth Dialogues World Forum), an event that gathered important domestic and international renowned persons who discussed issues related to the planet sustainability. Bradesco also participated in the exhibitions Ecos do Planeta (Echoes of the Planet), Nativismo Revisitado (Nativism Revisited), Amazônia Sem Retoques (Amazon without retouch) and the Project Gigantes 2008 – Abraçando a Amazônia (2008 Giants Project – embracing the Amazon).

Social Report – Years 2008 and 2007

1) Calculation basis

	2008 – in thousands of R$	2007 – in thousands of R$

Net revenue (NR) (1)	15,772,280	18,032,173
Operating income (OI) (**)	7,788,840	9,341,321
Gross payroll (GP)	7,166,253	6,569,547

2) Internal social indicators

	in thousands of R$	% of GP	% of NR	in thousands of R$	% of GP	% of NR

Meals	620,279	8.7	3.9	545,605	8.3	3.0
Taxes	1,282,672	17.9	8.1	1,147,386	17.5	6.4
Private pension plans	269,476	3.8	1.7	339,996	5.2	1.9
Healthcare	344,101	4.8	2.2	325,159	4.9	1.8
Occupational health and safety	–	–	–	–	–	–
Education	–	–	–	–	–	–
Culture	–	–	–	–	–	–
Professional qualification and training	91,318	1.3	0.6	75,267	1.1	0.4
On-site child care and child-care benefits	45,245	0.6	0.4	43,143	0.7	0.2
Employee profit sharing	542,136	7.6	3.4	520,816	7.9	2.9
Other	126,867	1.7	0.8	111,727	1.7	0.6
Total – Internal social indicators	3,322,094	46.4	21.1	3,109,099	47.3	17.2

3) External social indicators

	in thousands of R$	% of OI	% of NR	in thousands of R$	% of OI	% of NR

Education (*)	15,597	0.2	0.1	7,937	0.1	–
Culture	62,743	0.8	0.4	81,861	0.9	0.6
Health and basic sanitation	4,981	0.1	–	5,125	–	–
Sports (**)	23,052	0.3	0.1	21,826	0.2	0.1
Prevention of hunger and food security	147	–	–	1,100	–	–
Other	23,044	0.3	0.2	7,047	0.1	–
Total contribution to society	129,564	1.7	0.8	124,896	1.3	0.7
Taxes (excluding social charges)	4,378,778	56.2	27.8	5,647,561	60.5	31.3
Total – External social indicators	4,508,342	57.9	28.6	5,772,457	61.8	32.0

4) Environmental indicators

	in thousands of R$	% of OI	% of NR	in thousands of R$	% of OI	% of NR

Investments related to company production/operation	–	–	–	–	–	–
Investments in external programs and/or projects	43,284	0.6	0.3	13,038	0.1	0.1
Total investments in environmental protection	43,284	0.6	0.3	13,038	0.1	0.1
With regards to the establishment of “annual goals” for minimizing waste, general	( ) has no established goals	( ) complies (51 to 75%)		( ) has no established goals	( ) complies (51 to 75%)
production/ operation consumption and increasing the efficient use of natural resources,
the company:	( ) complies (0 to 50%)	( ) complies (76 to 100%)		( ) complies (0 to 50%)	( ) complies (76 to 100%)

5) Employees indicators

	2008	2007

Employees at the end of the period	86,622	82,773
Admissions during the period	12,648	10,543
Outsourced employees	8,207	7,678
Trainees/interns	832	752
Employees older than 45	9,070	8,160
Female employees	41,754	39,454
% of management positions held by women	44.5	43.3
Employees of African descent	13,374	12,631
% of management positions held by employees of African descent	14.4	14.3
Employees with disabilities or employees with special needs	1,285	1,075

6) Key information regarding the exercise of business citizenship

	2008			Targets – 2009

Ratio between maximum and minimum salary:		21.2			N/A

Total number of occupational accidents:		1,118		Employees awareness to avoid work accidents

The company's social and environmental projects	( ) directors	( x ) directors and	( ) all	( ) directors	( x ) directors and	( ) all
were established by:		managers	employees		managers	employees

Occupational safety and health standards were defined by:	( ) directors	( ) all employees	( x ) all + Cipa	( ) directors	( ) all employees	( x ) all + Cipa

With regards to freedom of trade union activities, collective bargaining rights and internal employee representation, the company:	( x ) does not interfere	( ) complies with OIT rules	( ) encourages and complies with OIT	( x ) does not interfere	( ) complies with OIT rules	( ) encourages and complies with OIT

Private pension plans are offered to:	( ) directors	( ) directors and	( x ) all	( ) directors	( ) directors and	( x ) all
		managers	employees		managers	employees

The company's profit sharing plan is distributed to:	( ) directors	( ) directors and	( x ) all	( ) directors	( ) directors and	( x ) all
		managers	employees		managers	employees

When selecting suppliers, the ethical, social and environmental	( ) are not	( ) are	( x ) are	( ) are not	( ) are	( x ) are
responsibility standards adopted by the company:	considered	suggested	required	considered	suggested	required

With regards to the participation of employees in voluntary work programs, the company:	( ) does not interfere	( ) gives support	( x ) organizes and encourages participation	( ) does not interfere	( ) gives support	( x ) organizes and encourages participation

Total number of consumer’s complaints and criticisms:	In company: 158,402	At Procon: 15,983	In court: 115,583	Prepare and make our employees aware, thus, reducing the number of complaints

% of complaints and criticims solved:	In company: 100%	At Procon: 100%	In court: 78.1%	In company: 100%	At Procon: 100%	In court: 100%

Total value added to be distributed (in thousands of R$ )	2008: R$17,750,174			2007(2): R$20,246,843

Distribution of value added:	19.2% government	35.1% employees		29.8% government	29.5% employees
	15.1% shareholders	28.0% retained	2.6% third parties	13.9% shareholders	25.7% retained	2.0% third parties

7) Other information

The information contained in the Social Report was reviewed by PricewaterhouseCoopers Auditores Independentes.

(*) The information above does not include funds invested by Fundação Bradesco (one of Bradesco’s controlling shareholders), which totaled R$201.0 and R$220.8 million in 2007 and 2008, respectively.
(**) For comparison purposes, the amounts related to 2007 were included.

(1) Net Revenue (NR) is considered Gross Income from Financial Intermediation	(2) Effects of the adjustments of Law 11,638/07	N/A – Non-applicable

7 - Report of Independent Auditors

Independent Auditors’ Report on the Review of Supplementary Accounting Information presented in the Report on Economic and Financial Analysis and in the Statement of Social Responsibility

To the Board of Directors
Banco Bradesco S.A.

1. In connection with our audits of the financial statements of Banco Bradesco S.A. and its subsidiaries (consolidated) as of December 31, 2008 and 2007, on which we expressed an unqualified opinion in our report dated January 30, 2009, we carried out a review of the supplementary accounting information presented in the Report on Economic and Financial Analysis and in the Statement of Social Responsibility. This supplementary information was prepared by the Bank’s management and is presented to permit additional analysis and should not be considered as an integral part of the financial statements.

2. Our work was carried out in accordance with the specific standards established by the Institute of Independent Auditors of Brazil – IBRACON, in conjunction with the Federal Accounting Council – CFC, for purposes of our review of the supplementary accounting information described in paragraph one and mainly comprised: (a) inquiries of and discussions with management responsible for the accounting, financial and operating areas of the Bank, with regard to the main criteria used for the preparation of this supplementary information and (b) a review of the significant information and the subsequent events which have, or could have significant effects on the financial position and operations of the Bank and its subsidiaries.

3. Based on our review, we are not aware of any material modifications which should be made to the supplementary information referred to above in order that this information be fairly stated, in all material respects, in relation to the financial statements taken as a whole, referred to in paragraph one.

4. As described in Note 15, the existing goodwill on investments in associated and subsidiary companies was amortized in 2007.

São Paulo, January 30, 2009

Auditores Independentes
CRC 2SP000160/O-5

Washington Luiz Pereira Cavalcanti

Contador

CRC 1SP172940/O-6

8 - International Accounting Standards – IFRS

International Accounting Standards – IFRS

Introduction

The International Accounting Standards, currently known as IFRS, are international accounting pronouncements published by the International Accounting Standards Board based on principles rather than specific rules.

These rules are high-quality pronouncements, comprehensible and applicable, providing for transparency and comparability of information presented in financial statements and other accounting reports, enabling an easier understanding among participants of worldwide capital markets and other users of accountancy for making economic decisions.

The process of converging into the international accounting standards became very important due to the great changes in the global economic scenario in recent years, significantly represented by the accelerated globalization process of the economy.

The IFRS were adopted by European Union countries as of December 31, 2005, with the purpose of converging the consolidated financial statements prepared by their companies. This initiative was internationally embraced by the financial community. Currently, in addition to countries that are already adopting the international rules, many others have official projects for the convergence of their local accounting rules into IFRS, including Brazil.

History of the Creation of the IAS/IFRS

In 1973, IASC was created by professional accounting bodies from Germany, Australia, Canada, the United States, France, Ireland, Japan, Mexico, Netherlands and the United Kingdom. This new entity was created with the purpose of preparing and publishing, in a completely independent manner, a new standard of international accounting rules that could be internationally accepted. IASC is a non-profit, independent foundation, with its own funds originated from contributions of several international bodies, as well as major auditing companies. The first accounting pronouncements published by IASC were called IAS. Many IAS rules are still in force, despite undergoing amendments over time.

In 1997, SIC was created, which is a technical committee within the structure of IASC in charge of the publications of accounting interpretations. Also called SIC, these interpretations have purpose of clarifying the users’ doubts.

In 2001, IASB was created to take the technical responsibilities of IASC and with the purpose of improving the technical structure of formulation and validation of new international accounting pronouncements to be issued, which were called IFRS. The new name chosen by IASB showed the committee’s interest in progressively changing the former accounting pronouncements into new internationally accepted standards of financial reporting with the purpose of meeting the growing expectations of users of the financial information (analysts, investors, institutions etc.). In December 2001, SIC had its name changed to IFRIC. This Committee became responsible for the publication, as of 2002, of all interpretations about the set of international rules, called IFRIC.

In March 2004, many IAS/IFRS rules were published by IASB, including IFRS 1, which defined the principles to be observed by the companies in the conversion process and the first publication of financial statements in IFRS.

In 2005, all European publicly-held companies started to mandatorily adopt the rules in IFRS for the publication of their consolidated financial statements.

Organizational Structure of IASC

IASC Foundation is an independent organization which has two main bodies: the Advisory Council and IASB. The SAC and IFRIC are also part of its structure.

IASC Foundation appoints IASB’s members and provides the necessary resources. However, IASB has the exclusive responsibility of preparing the international accounting rules.

Source: IASB

The international rules are a set of technical pronouncements composed of:

  IAS: the first pronouncements issued by IASC.

  SIC: the first interpretations issued by IASC.

  IFRS: the most recent pronouncements issued by IASB.

  Ifric: the most recent interpretations issued by IASB.

Framework (Conceptual Structure)

The conceptual structure for the preparation and the presentation of international financial statements is detailed in the Framework for the Preparation and Presentation of Financial Statements.

The Framework is not an international accounting rule but a description of the basic concepts which must be respected in the preparation and presentation of the international financial statements. It defines the intrinsic spirit and the general philosophy of the international accounting rules and aims: (i) to assist IASB and IFRIC in the development and interpretation of the international accounting rules; (ii) to guide users of accounting in the preparation of the financial statements; and (iii) to help auditors form their opinions.

Obs.: all international pronouncements are published by IASB in English.

The Composition of Financial Statements

  Balance Sheet

  Statement of Income

  Statement of Cash Flow

  Statement of Changes in Shareholders’ Equity

  Notes to the Financial Statements

Benefits of the Convergence to the International Accounting Rules

  Provides high quality, understandable, transparent and comparable accounting information, regardless of the country of origin.

  Strengthens the credibility of the information both for internal and external investors.

  Participates in the globalized capital markets.

  Facilitates the follow-up and comparison of the economic-financial condition and of the performance of the Institutions.

  Optimizes the allocation of capitals and contribute to reduce funding costs.

  Eliminates the need of preparation, by the Institutions with international operations, of multiple sets of financial statements, contributing to reduce operational costs.

  Reduces the regulatory cost.

  Centralizes the issuance of accounting rules.

World Outlook

Currently, more than 120 countries require, allow the use, or have a policy of convergence of their accounting practices to IFRS.

Source: IASB.

Since 2005, by means of the commitment assumed by several countries of the world to adopt the International Accounting Rules, significant progresses have been reached by IASB towards global convergence.

It is worth pointing out that in the United States, SEC approved, on November 15, 2007, a procedure for foreign companies to file their financial statements, already as of 2008, according to IFRSs, without the need of reconciliation of the result and the shareholders’ equity. Bradesco has not defined yet the replacement date of its financial statements prepared in conformity with the US GAAP recorded at SEC for financial statements prepared in conformity with IFRSs.

The presentation of the financial statements in IFRS is internationally recognized as a good corporate governance practice and was approved by the FSF, an organization comprised of central banks and ministries of finances of the world’s most industrialized countries, within them the so called “G7”, as well as of the IMF, World Bank, IOSCO. The presentation of the financial statements in IFRS is also included among the corporate governance principles recommended by OECD.

IFRS in Brazil

CFC, by means of CFC Resolution 1,055, as of October 7, 2005, created the CPC with the purposes of studying, preparing and issuing technical pronouncements about international accounting procedures to allow the issuance of rules by the Brazilian regulatory entity, aiming the centralization and uniformization of its production process, always taking into consideration the convergence of the Brazilian accounting standard to international standards. The following are members of CPC:

1) Abrasca;

2) National Apimec;

3) Securities, Commodities and Futures Exchange (BM&FBovespa);

4) CFC;

5) Fipecafi; and

6) Ibracon.

In addition to the six entities comprising CPC, representatives of the following bodies will always be invited to take part in the works: Bacen, CVM, Susep and the Brazilian Internal Revenue Service. Other entities or experts may also be invited.

CFC Resolution 1,103, of September 28, 2007, also created the Managing Committee of Convergence in Brazil. The Committee is composed by CFC itself, by Ibracon, by CVM and by Bacen. Its main purpose is to make viable greater transparency of financial information to the market by means of accounting and audit reforms, always considering the convergence with the international accounting rules.

The Brazilian Central Bank, by means of Notice 14,259, as of March 10, 2006, made mandatory, for Financial Institutions, the preparation and publication of Consolidated Financial Statements in IFRS, as of December 31, 2010.

CVM issued on July 13, 2007, CVM Rule 457 making mandatory the preparation and publication of Consolidated Financial Statements in IFRS, for Brazilian publicly-held companies, as of December 31, 2010.

On its turn, Susep Circular Letter 357, as of December 26, 2007, required the preparation and publication of Consolidated Financial Statements in IFRS, as of December 31, 2010.

The convergence to IFRS is considered one of the great changes in the Brazilian accounting structure since 1976, year of publication of the Brazilian Corporation Law (Law 6,404). The President of the Republic sanctioned, on December 28, 2007, the new accounting Law which introduced certain IFRS principles in the Brazilian accounting. The new Law 11,638/2007 was created from the Bill 3,741/2000, amending and revoking certain provisions of Law 6,404/1976. Eight years ago, CVM created a work group composed of representatives from several entities dealing with financial statements (companies, auditors, analysts, investors, users, inspectors and researchers), called Advisory Commission for Accounting Affairs. The group prepared the first review proposal of former Law 6,404/1976. In force since January 1, 2008, Law 11,638/2007 introduced articles which give powers to CPC to prepare accounting standards aiming the convergence to the international accounting rules.

In a world trend, we understand that the growing importance of accounting has caused the search for internationalization of accounting rules. That requires an internal harmonization and an unavoidable alignment with the accounting development which occurs in the world, as a result, specially, of the need to obtain greater credibility in the Brazilian accounting principles. The Federal Accounting Council followed and participated actively in the evolution of this project and seeks to align the Brazilian accounting to IFRS.

CPC has already issued several accounting pronouncements based on Law 11,638/07 and on IASB normative instructions. The regulatory bodies have been following CPC and approving its pronouncements, as observed in the table below:

Rules issued by CPC and also approved by other entities

Subject	CPC	IASB	CVM Resolution	CMN (Bacen)	Susep Circular Letter	CFC Resolution

Conceptual Structure	S/N	Framework	539/08	–	379/08	1,121/08

Impairment	01	IAS 36	527/07	3,566/08	379/08	1,110/07

Effect of Changes in Foreign Exchange Rates and Translation of Accounting Statements	02	IAS 21	534/08	–	379/08	1,120/08

Statement of Cash Flows	03	IAS 7	547/08	3,604/08	379/08	1,125/08

Intangible Assets	04	IAS 38	553/08	–	379/08	1,139/08 1,140/08

Related Party Disclosure	05	IAS 24	560/08	–	379/08	1,145/08

Leases	06	IAS 17	554/08	–	379/08	1,141/08

Accounting of Government Grants and Disclosure of Government Assistance	07	IAS 20	555/08	–	379/08	1,143/08

Costs of Transaction and Premiums in the Issue of Securities	08	IAS 39	556/08	–	379/08	1,142/08

Statement of Value Added – DVA	09	–	557/08	–	–	1,138/08

Share-based Payment	10	IFRS 2	562/08	–	379/08	1,149/08

Insurance Contracts	11	IFRS 4	563/08	–	379/08	1,150/09

Adjustment to Present Value	12	–	564/08	–	379/08	1,151/09

Initial Adoption of Law 11,638/07 and Provisional Measure 449/08	13	–	565/08	–	379/08	1,152/09

Financial Instruments: Recognition, Measurement and Presentation (Phase I)	14	IAS 32 IAS 39	566/08	–	–	1,153/09

Real Estate Development Entities (OCPC 01) – Guidance	–	–	561/08	–	–	1,154/09

With a lot of work to be carried out in 2009, especially due to proximity of IFRS adoption, CPC disclosed a schedule with a work program, as observed in the table below:

CPC’s Work Program – 2009 Schedule

Theme	Reference	Estimate

Conceptual Structure – Complementation	–	1st half

Presentation of the Accounting Statements	IAS 1	1st half

Inventories	IAS 2	1st half

Accounting Policies, Changes in Accounting Estimates and Errors	IAS 8	1st half

After the Balance Sheet Date Events	IAS 10	1st half

Construction Contracts	IAS 11	1st half

Property, Plant and Equipment	IAS 16	1st half

Revenue	IAS 18	1st half

Borrowing Costs	IAS 23	1st half

Investments in Associates	IAS 28	1st half

Financial Instruments (Phase II)	IAS 32/39 IFRS 7	1st half

Interim Financial Reporting	IAS 34	1st half

Investment Property	IAS 40	1st half

Business Combination	IFRS 3	1st half

Operating Segments	IFRS 8	1st half

Concessions	IFRIC 12	1st half

Income Taxes	IAS 12	3rd quarter

Employee Benefits	IAS 19	3rd quarter

Consolidated and Separate Statement	IAS 27	3rd quarter

Interest in Joint Ventures	IAS 31	3rd quarter

Earnings per Share	IAS 33	3rd quarter

Provisions, Contingent Liabilities and Contingent Assets	IAS 37	3rd quarter

Agriculture	IAS 41	3rd quarter

Initial Adoption of IFRS 1 (2010)	IFRS 1	3rd quarter

Non-Current Assets Held for Sale and Discontinued Operations	IFRS 5	3rd quarter

Exploitation for and Evaluation of Mineral Resources	IFRS 6	3rd quarter

As we can see, Brazil is one of the countries which undertook to align its accounting practices with IFRS and its convergence process is moving fast.

Adoption of the International Accounting Rules by Banco Bradesco

Bradesco is in an advanced phase of determining the accounting effects of transition to IFRS and has invested significant resources in an extensive project to the preparation of complete financial statements to IFRS. The Management understands that the preparation of financial statements in IFRS, in addition to being a requirement of CVM for publicly-held companies listed in the Novo Mercado of BM&FBovespa, directly meets the Bank’s commitment to the adoption of the best corporate governance practices, focusing on transparency of financial and management information.

Bradesco is evaluating the impacts of applying IFRS 1 in which the exemptions allowed for the Bank in the transition to IFRS and possible impacts of exceptions on its financial and equity position on the transition date will be selected. The Bank preliminarily understands that some of these exemptions may generate impacts, such as:

  Business combinations – IFRS 1 allows that business combinations occurred before the transition date are not remeasured, retrospectively, pursuant to IFRS 3 (Business Combinations). The use of this exemption is very important to the Bank, since several acquisitions occurred before the IFRS transition date.

  Pension plans – IFRS 1 allows the immediate recognition, on the transition date of all actuarial gains and losses of pension plans of defined benefit sponsored by the Bank.

The application of other IFRSs on the transition date, may generate accounting impacts, in addition to those resulting from the IFRS 1 application, namely:

  Business combinations – The goodwill in the acquisition of new business combinations occurred after the transition date, which was amortized in BR GAAP, should be remeasured according to IFRS 3 (Business Combinations), being separated into goodwill (which cannot be amortized and must be subject to the annual impairment test) and into intangible assets with defined useful life (which can be amortized).

  Designation of categories for financial assets and liabilities – Due to the application of IAS 39, all financial assets and liabilities must be duly classified in one of the four categories provided for in this international rule (held-to-maturity assets; assets at market value by means of the income for the period; available-for-sale assets and loan operations and receivables). Consequently, the Management is evaluating the possible impacts of applying IAS 39 and measuring fair market value for financial assets which have not been classified into any of these categories as they were not designated in similar categories in BR GAAP.

  Measurement of loan operations and receivables by the effective interest rate method – According to IAS 39, expenses and revenues of financial assets origination valued at the amortized cost (for instance, loan operations with clients) must be incorporated into the calculation of the effective interest rate of the operation and amortized during the effectiveness term of the agreement. In BR GAAP these expenses and revenues are immediately recorded in the income for the period when incurred.

  Insurance agreements and investment agreements – In BR GAAP, the agreements of insurance, certificated savings plans and supplementary pension plans (for instance, PGBLs and VGBLs) are accounted for as insurance agreements and the respective premiums received are recorded in the income for the period. According to IFRS 4, agreements are classified as insurance agreements or as investment agreements based on the significant risk analysis of insurance transferred to the Bank, taking into consideration scenarios with commercial substance and the occurrence of an event which adversely affects the policyholder. The agreements classified as investment agreements as they do not transfer significant insurance risk to the Bank are evaluated according to IAS 39. The insurance agreements are subject to a minimum adequacy test of the liability, considering the best estimate of the Management of all future contractual cash flows of these agreements (including salvage, recoveries and indemnities to which the Bank is contractually entitled to) not taking into consideration the risk mitigation effect by means of reinsurance agreements. Provisions for risk equalization, catastrophes, or not supported agreements are not allowed by IFRS 4 on the transition date.

  Classification of leasing agreements – According to IAS 17 (Leases), leasing agreements must be classified as operational or financial leasing agreement according to an economic model of transfer of risks or benefits of underlying assets between the parties in the agreement. The Management is evaluating the possible impacts of applying IAS 17 on all its leasing agreements.

  Financial guarantees rendered to third parties – According to IAS 39, financial guarantees rendered to third parties must be initially accounted for at fair market value upon the granting of the guarantee and amortized during the effectiveness period of the risk. Subsequently, these guarantees are evaluated by the highest amount between the non-amortized balance of the guarantee and the amount of the best Management’s estimate by the present liability for agreements whose client default has occurred.

  Hyperinflation on non-monetary assets and liabilities – As a result of the application of IAS 29 (Financial Reporting in Hyperinflationary Economies), the inflationary effects on non-monetary assets and liabilities, until June 30, 1997, date on which Brazil was not longer considered a hyperinflationary economy, will be determined. Such assets and liabilities were restated by UFIR until December 31, 1995, in BR GAAP.

  Provision for non-declared dividends payable – The effects of the reversal of the provisions recorded in the liability according to BR GAAP (Brazilian rules) of dividends higher than the minimum mandatory dividends not declared before the end of the year must be reflected in the IFRS financial statements.

  Minority interest in subsidiaries – According to IAS 27 and IAS 1, the balances of minority interest are considered as an integral part of the Bank’s shareholders’ equity. In BR GAAP the minority interest is considered as a separate component of the liability between the shareholders’ equity and the deferred income accounts. In IFRS, in the event certain investment vehicles or special purpose entities are consolidated (as a result of the application of SIC 12 or IAS 27), the minority interests are adequately adjusted. However, in the event these interests have characteristics of a financial liability (for instance, quotas of funds immediately redeemable by third parties at fair market value), according to IAS 32, these interests are classified as liability and do not affect the Bank’s shareholders’ equity.

9 - Financial Statements, Independent Auditors' Report, Summary of the Audit Committee Report and Report of the Fiscal Council

Message to Shareholders

Dear Shareholders,

2008 was marked by an abrupt change in the world economic scenario beginning in the second half of the year, a period when the liquidity issues of large U.S. financial institutions started to affect other economies to varying degrees. In Brazil, recently raised to “investment grade,” the signs of slowdown became apparent in few sectors, especially among main growth drivers like automobiles and home building sectors.

On the other hand, the backbone of the Brazilian Financial System served as a source of confidence, proving to be solid as a result of proper preventive measures adopted over the past years by the Brazilian Central Bank. Nevertheless, as a natural reaction of economic agents, operations became more selective, especially where credit is concerned.

Within this scenario, a trend toward consolidation in the Brazilian banking system has been intensified, with sizeable transactions proclaiming its continuation, which undoubtedly benefits the security of the system in addition to increasing competition in this disputed market.

Bradesco is facing these challenges in the same way as those that guided our 65 years of history, supported by our solidity and the recognition of the domestic and international markets, maintaining our focus on improving our quality and performance ratio, and alert to safe, prudent and profitable growth opportunities the markets may offer.

The Net Income for the period stood at R$7.620 billion. Interest paid on shareholders’ equity and dividends totaled R$2.692 billion, representing 37.17% of the adjusted net income, exceeding the minimum of 30% provided for by the Bylaws.

These figures are substantial if we take into account they were recorded after allocating the significant amount of R$5.661 billion to the federal government as taxes and contributions.

In the year, several ratios have improved when compared to the previous year, such as total assets, shareholders’ equity, funds raised, and the expansion of our customer service network. It is worth mentioning the relevant contribution from Grupo Bradesco de Seguros e Previdência in the net income for the year.

As a result of the stock market conditions in Brazil, directly influenced by worldwide economic turmoil, Bradesco’s market value reached the amount of R$65.354 billion on December 31, 2008. We point out that approximately 2/3 of total shares comprising the Bank’s capital are owned by minority shareholders, which explains the high trading volume of our shares on stock exchanges, floated in all trading sessions.

That Bradesco was again included on the Dow Jones Sustainability World Index opens a list of events that strengthened the Organization’s image and operating capacity in 2008, such as: the takeover of Mediservice – Administradora de Planos de Saúde by Grupo Bradesco de Seguros e Previdência and all shares of Ágora Corretora by Banco Bradesco BBI; the agreements signed with Banco Bilbao Viscaya Argentaria, Banco Espírito Santo and JPMorgan Chase Bank to expand the provision of cash management solutions to the clients of these institutions; operating alliance to manage the investment funds of Mitsubishi UFJ Asset Management; the first Bank of Latin America to be associated with Connector, a network composed of 13 financial institutions providing access to the companies using cash management services in the 30 countries where they operate.

Since 2007, social-environmental-related activities of the Organization have been centralized in the Bank of the Planet, an initiative that also aims to create new products and services focused on sustainability as well as foment a relationship of absolute harmony with the environment among employees, clients, shareholders and suppliers.

Fundação Bradesco, one of the largest social and educational projects in Brazil and worldwide and also the backbone of the Organization’s social programs completed its 52nd year of beneficial initiatives and activities, exceeding 518 thousand students assisted in 2008. Since their creation, its 40 schools, mainly located in underprivileged regions, have provided free-of-charge and quality education to 2.1 million students, which added to other types of on-site and distance learning courses, reached more than 3 million assistances.

A solid structure of internal controls that protects the Bradesco Organization in all its performance areas does not make us invulnerable to market turmoil, however, it does give us the required safety of continuing and preserving the plans outlined for the future in their essence. Our efforts are guided and supported by corporate governance which has been continuously improving and by the experience acquired over the decades in the risk management area that today has reached the maximum scope of a responsible administration.

The achievements conquered in 2008 result from the devoted and tireless work of our officers, employees and other collaborators, who we thank, as well as our shareholders and clients, for their support, confidence and preference that have distinguished us.

Cidade de Deus, January 30, 2009

Lázaro de Mello Brandão
Chairman of the Board of Directors

Management Report

We are pleased to present you the Financial Statements for the year ended on December 31, 2008 of Banco Bradesco S.A., pursuant to the Brazilian Corporation Law.

2008 will be marked by a variation in the robust expansion cycle of global growth initiated in 2004, a period of several structural changes that benefited emerging economies like Brazil’s. This change occurred with the onset of the most severe crisis of the past 70 years, basically characterized by a strong deleveraging process that intensified in September and has affected several interconnected markets. The most relevant outcomes of this process were noticeable in the financial volatility; the banking system became unstable in various economies, with credit constraints and reduced capital flows, changes in asset and commodity prices and higher risk aversion. Under these circumstances, a couple of main developed economies should post economic slowdown in 2009, while the expansion of emerging economies should be milder than that verified over the past years.

Notwithstanding an unfavorable international scenario, the Brazilian economy behaved well most of the year, with growth around 5%, a level achieved for the second consecutive year. Household consumption and investments are still the main drivers of economic expansion, benefited by an environment of higher confidence among consumers and businessmen and by credit and income growth. Inflationary pressures deriving from a disparity between supply and demand and intensified by high commodity prices resulted in monetary tightening by mid-2008, which decisively contributed to Brazil avoiding an acceleration of inflation as strong as that verified in several economies. Within this scenario, Brazil obtained the coveted investment grade in the first half of 2008 amid high volatility in the global markets.

It is also worth mentioning a significant inflow of foreign direct investments, which reached the level of US$40 billion for the first time in history.

2009 will be a year of adjustments in Brazil and in the world. Brazil’s GDP growth should slow down to nearly 1.5% . Compatible with this trend, total credit inventory should also increase at a milder pace than that verified over the past years. Looking ahead, Bradesco reiterates its confidence as to Brazil’s prospects, which remains positive despite the social and economic problems already suffered throughout the world. For these prospects to become a reality, it is necessary to advance the reform agenda so as to enable GDP growth at a sustainable pace, and perhaps the crisis is an opportunity for such progress.

At the Bradesco Organization, among the relevant events in the period, we can highlight:

  on January 21, Grupo Bradesco de Seguros e Previdência, through Bradesco Seguros S.A., signed the “Agreement for the Assignment of Quotas” with Marsh Corretora de Seguros Ltda., aiming at the takeover of Mediservice – Administradora de Planos de Saúde Ltda., an important strategic step which enabled the expansion of our client base with scale gains;

  on March 6, Banco Bradesco BBI S.A. entered into with shareholders of Ágora Corretora de Títulos e Valores Mobiliários S.A. a “Private Instrument of Share Merger Commitment and Other Covenants”, aiming the acquisition of all its capital stock. Ágora Corretora is Brazil’s largest brokerage firm in online trading of shares for individuals (home broker service), with nearly 29 thousand active clients. The operation was approved on September 3, 2008 by the Brazilian Central Bank;

  on March 17, the payment of Monthly Dividends was approved, as of May 2, 2008, in replacement of Monthly Interest on Shareholders’ Equity. As no withholding tax is levied on dividends, this measure represented an increase of 17.6% in the amount monthly paid to shareholders, which were taxed upon receipt of interest;

  on May 27, Bradesco entered into a partnership with Banco Bilbao Viscaya Argentaria – BBVA and on October 22 with BES – Banco Espírito Santo, S.A. and on November 21 with JPMorgan Chase Bank, N.A. to expand the provision of cash management solutions to these Institutions’ clients. This is an important step in the expansion of business with multinational companies by centralizing treasuries in Brazil;

  on August 18, Bradesco entered into an operating alliance with The Bank of Tokyo Mitsubishi UFJ, Ltd. to manage investment funds by means of its respective asset management companies BRAM – Bradesco Asset Management S.A.Distribuidora de Títulos e Valores Mobiliários and MUAM – Mitsubishi UFJ Asset Management Co. Ltd.;

  on August 27, Bradesco joined Connector, a global network of 13 partner banks and is the first Bank of Latin America to be a member of this network. With this alliance, corporate clients will be able to use cash management services in 30 countries where these banks operate; and

  on September 4, Bradesco was again included on the Dow Jones Sustainability World Index (DJSI), an index of the New York Stock Exchange that lists the world’s best companies that adopt good corporate governance practices, including transparency, ethics, social and environmental responsibility;

1. Net Income for the Year

Notwithstanding the turmoil of economy scenario in 2008, the results achieved and the compensation to shareholders confirm a good performance in the period. A detailed analysis of these figures as to the origin and evolution is available on the website www.bradesco.com.br/ri, on the Report on Economic and Financial Analysis.

R$7.620
billion was the Net Income for the year, corresponding to R$2.48 per share and annualized profitability of 23.76% on average Shareholders’ Equity(*). The annualized return on Total Average Assets stood at 1.93% when compared to 2.67% of previous year.

R$2.692
billion was allocated to shareholders, as monthly, interim and supplementary Dividends and Interest on Shareholders’ Equity, included in the calculation of mandatory dividends. Thus, R$1.051648 (R$0.951405 net of withholding tax)was attributed, which includes the additional of 10%, for each preferred share and R$0.956043 (R$0.864913 net of withholding tax) for each common share. The interest and dividends distributed represent 37.17% (net of withholding tax 33.12%) of the adjusted net income for the year. In order to restate monthly paid dividends, its amount will be increased by 10% as of February, 2009.

Taxes and Contributions

In a direct proportion to the volume of activities developed, Bradesco Organization earmarked a significant portion of its earnings to the federal government.

R$5.661	billion represented taxes and contributions, including social security contributions, paid or provisioned in the year.

The amount of taxes withheld and collected corresponding to financial intermediation stood at R$6.351 billion.

2. Corporate Strategy

The world crisis saw Brazil with strengthened foreign accounts, a dynamic banking sector and well grounded expectations of investments.

Despite this turmoil scenario, GDP growth outlook is nearly 1.5% for 2009, which motivates the Bank to continuing focused on the domestic market, with expectations of 12.9% increment in the nominal loan inventory of the national financial system.

With 32,568 thousand branches, Bradesco owns a broad nationwide Customer Service Network, comprised of branches, service stations, Banco Postal and Bradesco Expresso, besides 29,218 thousand machines of the Bradesco Dia&Noite (Day&Night) ATM Network and 5,306 thousand machines of Banco24Horas (24-hour Bank), and combined with the confidence that inspires Bradesco brand, solid corporate governance and culture practices, it plans to yearly expand by 1.3 million its client base, especially among the population that do not have access to the banking system.

Carrying on the continued growth plan to be the “1st Bank of its Clients”, based on an agile and safe service that provides clients and users with convenience, more than R$2.670 billion were earmarked to infrastructure and Information Technology, besides significant funds to the training programs of its staff.

For the launching of products, Bradesco will continue supported by businesses conducted by performance areas, such as investment banking, capital markets and private banking, such as Bradesco BBI and high-income investment by the card markets, such as Amex. The segments of insurance, supplementary private pension plans and certificated savings plans will be supported by Grupo Bradesco de Seguros e Previdência.

At Bradesco Organization, social-environmental responsibility actions have a significant role in the strategic planning, surpassing the philanthropy field and disseminated into the Company’s culture.

The thought posed by this current moment enables to reaffirm three relevant targets already existing as priority:

a) to grow organically, attentive to potential acquisitions and partnerships, always committed to service quality and security of products and services, pursuing improvement of the Operating Efficiency Ratio;

b) to identity and evaluate risks intrinsic to the activities, applying adequate controls and acceptable levels in the operations; and

c) partnership with the capital markets, conducting businesses with total transparency, ethics and adequate compensation to investors.

3. Bradesco Shares

Traded in all sessions of BM&FBovespa S.A. – Securities, Commodities and Futures Exchange, Bradesco shares stand out for their high liquidity level, and its preferred shares are among the highest weight shares on Ibovespa index, with a participation of 4.08% at the end of the year. In 2008, due to the crisis that affected the world economy, common sharesweredevaluatedby38.29%andpreferredshares by 37.05% against 41.22% of Ibovespa. In the foreign market, shares are traded on the New York Stock Exchange by means of ADR – American Depositary Receipt – Level 2, and on the Madrid Stock Exchange, in Spain, listed on the Latibex Index.

In addition to Ibovespa, Bradesco shares are traded in almost all indexes of the Stock Exchange, such as: Corporate Sustainability Index – ISE, Share Index with Special Tag Along – ITAG, Share Index with Special Corporate Governance – IGC and in Brazil Indexes – IBrX50 and IBrX100 (most traded shares). In the foreign market, Bradesco shares are included in Dow Jones Sustainability World Index of the New York Stock Exchange and in FTSE Latibex Brazil of the Madrid Stock Exchange.

R$43.689	billion was the amount of Bradesco Shares traded during the year on the Stock Exchange, represented by 122.382 million common shares and 1.316 billion preferred shares.

US$47.839	billion was traded as ADRs, in the US market (New York Stock Exchange – NYSE), equivalent to 2.783 billion preferred shares of the Bank.

EUR$35.375	million was traded as DRs in the European market (Latibex – Madrid), corresponding to 3.046 billion preferred shares of the Bank.

4. Operating Efficiency Ratio – IEO

The Activity-Based Costing – ABC methodology used at Bradesco Organization has been resulting in a continuous improvement of the criteria to establish and negotiate fees, study of cost for the Performance Management and Decision Support – GDAD and to evaluate the Client Profitability – RENC, setting out a safe basis for permanent rationalization analyses.

ABM – Activity-Based Management is a methodology we have actively been adopting for cost control, enabling us to grow quickly, also in the identification of opportunities, combining operating performances and strategic goals, concurrently with the improvement of processes.

IEO reflects a strict and ongoing control of administrative expenses and higher revenues, combined with an efficient synergy process of acquired institutions.

42.02%	was the ratio obtained on December 31, 2008, compared to 41.81% in 2007 and 42.13% in 2006.

Integrated Management System

The Integrated Management System – ERP, SAP Business Suite solution, which has been implemented in the Organization since 2006 has eased the interrelationship of the information flow among the several departments, branches and affiliated companies.

More than 85 thousand employees have been qualified by means of on-site training and e-learning, in the processes already implemented by human resources, training, accounts payable, fixed assets and purchases of material and services areas.

In light of excellent results, the solution used in the maintenance, works, system development, real estate, consolidation of financial statements, accounting, auction and e-trading, cash and audit was enhanced.

Interacting with a set of applications into a single database, it provides higher security of information, improved quality and data availability, resulting in the optimization, integration and process control.

5. Capital and Reserves

R$23.000	billion was the Bank’s Capital Stock at the end of the year.

R$11.257	billion totaled Equity Reserves.

R$34.257
billion was the Shareholders’ Equity, with a 12.84% growth in the year. Concerning Consolidated Assets, which total R$454.413 billion, the Managed Shareholders’ Equity corresponds to 7.61%. The book value stood at R$11.16 per share.

The capital adequacy ratio in the consolidated financial result reached 16.93%, and in the consolidated economic-financial result reached 16.09%, higher than the minimum of 11% regulated by Resolution 2,099, as of August 17, 1994 of the National Monetary Council, in conformity with the Basel Committee. As regards the Consolidated Reference Shareholders’ Equity, fixed assets ratio (maximum of 50%, according to the Brazilian Central Bank) stood at 13.55% in the consolidated economic-financial result and at 48.02% in the consolidated financial result.

At the end of the year, Bradesco’s Subordinated Debt amounted to R$19.249 billion (abroad, R$3.261 billion and in Brazil, R$15.988 billion), already included in the Shareholders’ Equity for purposes of determining the ratios mentioned in the previous paragraph.

Pursuant to Article 8 of Circular Letter 3,068, dated November 8, 2001 of the Brazilian Central Bank, Bradesco declares to have financial capacity and plans to hold to maturity securities classified in the “held-to-maturity securities” category.

6. Operating Performance

6.1. Funding and Asset Management

The Bank manages, together, 20.081 million checking accounts and holds 18.00% of the Brazilian Savings and Loan System – SBPE. At the end of the year, the total volume of funding and assets managed by the Organization stood at R$597.177 billion, a 23.65% growth compared to the previous year:

R$224.470	billion in Demand Deposits, Time Deposits, Interbank Deposits, Other Deposits, Open Market and Savings Account;

R$187.151	billion in assets under management, comprising Investment Funds, Managed Portfolios and Third-Party Fund Quotas, with a 5.45% growth compared to the same period of the previous year;

R$92.506
billion recorded at the Exchange Portfolio, Borrowings and Onlendings, Own Working Capital, Tax Payment and Collection and Related Taxes, Funds From Issuance of Securities, Subordinated Debt in the Country and Other Funding;

R$64.587	billion in Technical Provisions for Insurance, Supplementary Private Pension Plan and Certificated Savings Plans, with a 10.36% increase when compared to the previous year; and

R$8.463	billion in Foreign Funding, by means of public and private issuances, Subordinated Debt and Securitization of Future Financial Flows, representing US$3.621 billion.

6.2. Loan Operations

An increased volume of Bradesco operations, both in financing directly made and partnerships with market agents, and in other lines focused on Individuals, such as Payroll-Deductible Loan, is based on the credit democratization strategy and on the continuous expansion and diversification of financing by means of its extensive Branches Network, Service Stations and Banco Postal as well as several alternative channels, such as Bradesco Dia&Noite ATMs machines, Internet Banking, Fone Fácil, Bradesco Celular and on Customer Service Center 0800 Loan.

R$215.345
billion was the balance at the end of the year of the consolidated loan operations, including Advances on Exchange Contracts, Sureties and Guarantees, Credit Card Receivables and Leasing, up by 33.42% in the period.

R$10.263	billion was the consolidated balance of allowance for doubtful accounts.

Mortgage

Bradesco, ratifying its commitment to meet the demands of final borrowers and boosted activities of home-building sector, which generates employment and social-economic development, the Real Estate Loan Portfolio stands out by the large volume of operations carried out. The Bank made available the website www.bradescoimoveis.com.br to consult projects on sale by developers and real estate agents, an important tool in the portfolio’s growth process.

R$5.993	billion were the total funds allocated to this area, enabling the construction and acquisition of 49,251 properties.

Onlending Operations

In 2008, Bradesco contributed with 18.41% of BNDES onlending operations, which totaled the equivalent to R$8.924 billion and 50,494 contracts, up by 25.11% compared to the same period of the previous year. For the sixth consecutive year, the Bank authorized the highest number of onlendings to micro, small and medium-sized enterprises, with a volume of R$4.068 billion and 19.71% of entire system.

R$14.480
billion was the balance of the onlending portfolios with internal and external funds at the end of the year, mainly allocated to micro, small and medium-sized enterprises with 82,123 contracts recorded.

R$4.467	billion was the total of Guarantees provided to BNDES, with R$1.525 billion contracted in the year.

Rural Loan

Traditional partner in the farming and ranching sector, Bradesco maintains a vigorous pace of financing initiatives of production means, processing and commercialization of crops. It also seeks to identify opportunities, support the opening of new business and contribute to increase the productivity and quality of domestic products, in addition to offering support to the domestic market supply and to the growth of exports. In order to assist the sector with agribusiness-related information, loan products and services, it developed the website www.bradescorural.com.br.

R$10.720	billion was the balance of investments at the end of the year, represented by 148,638 operations.

Consumer Financing

The consumer financing positively contributes to higher employment level, generation of income, generation and flow of resources. The Bank has been operating in the consumer financing area along the years, also by means of partnerships, with significant participation in operations focused on the acquisition of new and used vehicles.

In line with social-environmental responsibility, Ecofinancing, a partnership with Programa Floresta do Futuro Fundação SOS Mata Atlântica (Forest of the Future Program of Fundação SOS Mata Atlântica) promotes the growing of native trees seedlings for each financed vehicle, aiming at reducing the effects of GHG emissions into the atmosphere.

R$57.908	billion was the balance of operations allocated to consumer financing.

Loan Policy

Bradesco adopts a Loan Policy based on diversified and distributed businesses, supported by suitable guarantees and destined to individuals and companies evidencing ability to pay. The operations are rapidly carried out with safety and profitability, ensuring quality and liquidity in the assets investments.

Branches are granted at different levels of authority, according to the size and type of guarantee, operating limits for loan granting so that to minimize risks, including social-environmental criteria. The Credit Scoring systems enable to speed up and support the decision-making process with specific safety standards. The Loan Executive Committee, located at the Company’s headquarters, centralizes, analyzes and resolves on the loans that go beyond the branches’ authority level.

Loan Portfolio Quality

At the end of 2008, the quality of loans rated between “AA” and “C” remained practically stable, with a slight drop due to the rise in delinquency, as a result of the social-economic environment caused by the impacts of the global economic scenario. As a preventive measure, in the last quarter, ratings of specific cases were reviewed, in addition to strengthening the excess provisions.

6.3. Collection and Recovery of Loans

The Bank promotes specific actions for recovery of overdue loans, with special renegotiation policies, using the Bank Payment Slip, Collection Center, the Internet, Friendly Collection Companies and Court Collection Offices.

R$2.712	billion were recovered from losses and in the renegotiation portfolio in the year.

7. International Area

With a broad line of products and services available and operating in multiple markets, the Trade and Exchange Services area of Bradesco Organization has its own branches in New York, London, Grand Cayman, Nassau, Buenos Aires, Tokyo, Hong Kong and Luxembourg, in addition to a large Network of International Correspondent Banks. It keeps in Brazil a structure with 12 operating units and another 13 exchange platforms.

R$9.846	billion was the balance at the end of 2008 in Advances on Exchange Contracts, to US$10.638 billion Export Financing Portfolio, up 45.18% compared to the previous year.

US$1.998	billion in Import Financing in Foreign Currency.

US$42.880	billion were traded in Export Deals, a 9.37% higher performance than 2007 and a 22.20% market share.

US$22.397	billion of Import contracted, a growth of 29.48% compared to the previous year, with a market share of 16.00%.

US$1.652	billion in medium and long-term public and private offerings on the international market.

8. Market Segmentation

Focused on relationship, the segmentation process, which combines same profile clients, allows cutting-edge services and growing gains of productivity and promptitude. It also provides greater flexibility and competitiveness in the execution of its business strategy, dimensioning operations whether for individuals or companies, in terms of quality and specialization.

8.1. Bradesco Corporate

Bradesco Corporate is specialized in services to large economic groups, with annual sales exceeding R$350 million, it develops activities by means of Business Units in the main Brazilian cities. The long-term relationship principle consists of an important competitive edge, resulting in the best solutions for clients and for the Organization.

R$176.259	billion is the total funds managed by the area, comprising 1,204 economic groups.

8.2. Bradesco Empresas (Middle Market)

This area, structured for the relationship with economic groups that yearly earn between R$30 million and R$350 million, also provides a broad portfolio of products and services concerned with its target market.

R$55.837	billion is the total of funds managed by this area, of 11,787 economic groups in all the sectors of the economy.

8.3. Bradesco Private Banking

This area aims at providing services to individuals with minimum available funds of R$2 million for investments, this area also provides customized advisory services and fully concerned with asset appreciation, in addition to guidance as to the best alternatives for each type of client. In December 2008, this area managed R$33.150 billion, of a total of 6,100 clients.

8.4. Bradesco Prime

The area is targeted to the customized service to individuals with a monthly income as of R$4 thousand or funds available exceeding R$50 thousand (up to December 31, 2008) and offers full financial advisory services, as well as distinguished products and services. At the end of 2008, the Customer Service Network exclusive for this segment relied on 253 Prime Branches distributed throughout Brazil, specially designed to provide easiness and privacy to more than 400 thousand clients.

8.5. Bradesco Varejo (Retail)

The Retail segment provides a dedicated and quality service to all levels of the population, thus, preserving the mission cultivated since the inception of Bradesco. In this traditional, strategic and priority performance area, the efforts endeavored by the Bank concerned with the democratization of banking services and products, reaches the largest number as possible of companies and individuals, in all regions of the country, including the lower developed regions, target the interests of the Institution and the Brazilian society. In December 2008, this segment provided services to more than 19 million account holders.

8.6. Banco Postal

A valuable and dynamic driver of the market expansion due to the capacity to provide financial services and products, especially in locations deprived of banking network, this successful partnership between Bradesco and the Brazilian Post Office in addition to being a source of progress of local communities, also became a support to Bradesco Clients who carry out transactions in Brazil. Since its inception in 2002, 5,113 cities of all regions of the country gained access to these services.

8.7. Bradesco Expresso

Bradesco also maintains a partnership with several commercial establishments, such as supermarkets, drugstores, department stores, bakeries and other retail chains, providing clients and users with the convenience to being served closer to their home or workplace.

9. Products and Services

9.1. Bradesco Cards

Bradesco owns the most complete line of products of the market, with Visa, American Express, MasterCard and Private Label credit cards, the latter for exclusive use in the associated networks.

The growth of American Express cards base reflects the successful assumption of operations of American Express Company in Brazil, which includes credit cards and other similar activities, mainly as regards the exclusive issue of Centurion cards, for a maximum ten-year term, the Membership Rewards Program and the management of network of establishments associated to Amex.

Bradesco Cartões relies on the outstanding performance of Fidelity Processadora e Serviços S.A., one of Brazil’s largest service providers related to activities of processing, management of Customer Service Centers, support and back office.

In a partnership with Visa and Visanet, the Bank launched the first contactless credit card in Brazil, which allows payment by simply approaching the card on the equipment, not being necessary to type the password or insert the card into device. In order to ensure greater protection and reduce frauds, the process of expanding Visa chip credit card base was initiated, international modality, Gold and Platinum, in the Retail and Prime segments.

Bradesco also launched, in partnership with the State Government of Amazonas, the Cartão de Crédito Amazonas Sustentável (Sustainable Amazonas Credit Card), the first credit card made of recycled plastic (white PET bottle). The card will be issued with Mastercard brand. Part of its revenues will be transferred to the Fundação Amazonas Sustentável for investments in social-environmental actions, once more evidencing Bradesco’s concern with the preservation of environment.

Bradesco is authorized to affiliate establishments into the Redecard system, in addition to providing transfers of branch where the holder maintains its account, thus, increasing its performance in this segment by affiliating establishments into the major debit and credit card brands: Visa, American Express and Mastercard.

The Bank actively participated with other issuers and Visa International, in the distribution of Visa Vale cards of the Benefit-Vouchers are, contributing with 43.29% of all sales in 2008.

In the Private Label card market, the Bank relies on agreements with Drogasil, O Boticário, Colombo, Luigi Bertolli, Casas Bahia, LeaderCard, Comper, Carone, Dois Irmãos, G. Barbosa, Coop. Panvel and Lojas Esplanada.

R$65.421
billion was total sales of the Organization’s cards, of which R$39.738 billion for credit cards and R$21.159 billion for Bradesco Visa Electron debit card and R$4.524 billion for Private Label cards, accounting for, respectively, an increase of 21.20%, 26% and 9.80% compared to the previous year. In relation to the total sales of the co-branded and debit credit card market, Bradesco’s market share stood at 18.20%.

R$81.691	million is the number of credit and debit cards transacted, up 15.90% compared to 2007, with 33.708 million credit cards and 47.983 million debit cards.

R$15.962
billion were the assets generated by the card business, encompassing consumer financing, advances to commercial establishments and loans for cash or credit purchases, surpassing the balance of December 2007 by 27%.

R$3.035	billion represented fee income, mainly commissions on acquisitions by debit and credit cards and various fees.

2.000	million Visa Vale meal and food cards, up 29.20% compared to December 2007 and sales in 2008 reached R$2.653 billion, up 26.40%, compared to the previous year.

9.2. Receipt, Payment and Collection Solutions

Solutions based on advanced technology and innovative processes are offered to companies and government authorities, within the federal, states and local scopes, in addition to utilities concessionaries, allowing them gains in the management of accounts receivable and payable and greater efficiency and agility in the collection of funds. A structure is also made available to retirees and pensioners of INSS to receive their benefits.

Besides being specialized in cash management solutions for the Brazilian market, we expanded our services covered in the international market, using technological tools and/or partnerships for Global Cash Management operations, providing our clients who centralize their cash management at Bradesco with all-inclusive services.

97.860	million documents collected during the year in federal, state and municipal taxes and other contributions.

223.832
million documents received from electricity, water, gas and telephone bills, with 51.058 million of them paid via automatic debit into checking account and savings account, a system that offers convenience to the client.

592.937	million of receipts via Bradesco online collection, checks custody, identified deposits and OCT – credit order by teleprocessing.

214.191
million payment operations carried out during 2008 by Pag-For Bradesco systems – book payment to suppliers, Bradesco Net Empresa and PTRB – electronic payment of taxes, enabling the management of the companies’ accounts payable.

5.104
million retirees and pensioners of the Brazilian social security system, 19.56% of the population connected to INSS, receive their benefits through the bank which makes Bradesco the largest payer of benefits among the private Banks.

9.3. Shares, Custody and Controllership Services

Bradesco makes available by means of specialized professionals and adequate infrastructure, high-standard services in the custody of securities, controllership, receivables funds, DR – Depositary Receipt, BDR – Brazilian Depositary Receipt, custody and foreign investors representation, share bookkeeping, debentures and investment fund quotas and qualified trustee. Since April 2007, Bradesco has been leader in the qualified custody segment, according to assets custody Anbid Ranking.

Custody and Controllership

R$382.275	billion in assets under custody of clients who use custody services (funds, portfolios, DR and receivables funds).

R$453.067	billion represents the total assets under management that use the controllership services.

13	Registered DR programs, with market value of R$49.791 billion.

Assets Bookkeeping

231	companies compose Bradesco’s book-entry shares system, combining 3 million shareholders.

78	companies compose Bradesco’s bookkeeping debentures system, with restated amount of R$123.585 billion.

102	Investment funds compose Bradesco’s bookkeeping quotas system, with restated value of R$8.893 billion.

3	Registered BDR programs, with market value of R$128.140 million.

10. Organizational Structure – Bradesco Customer Service Network

The Customer Service Network of Bradesco Organization is dimensioned to meet high efficiency and quality standards, and it is present throughout Brazil and in several locations abroad.

On December 31, it was comprised of 32,568 service stations, as follows:

5,574
Branches, PABs and PAAs in the country (Branches: Bradesco’s 3,339, Finasa BMC’s 15, Banco Bankpar’s 2, Banco Bradesco BBI’s 1, Banco Bradesco Cartões’ 1 and Banco Alvorada’s 1; PABs: 1.183; and PAAs: 1.032);

5	Branches overseas, 1 in New York, 3 in Grand Cayman and 1 in Nassau, in the Bahamas;

7
Subsidiaries overseas (Banco Bradesco Argentina S.A., in Buenos Aires; Banco Bradesco Luxembourg S.A., in Luxembourg; Bradesco Securities, Inc., in New York; Bradesco Securities UK Limited, in London; Bradesco Services Co., Ltd., in Tokyo; Cidade Capital Markets Ltd., in Grand Cayman; and Bradesco Trade Services Limited, in Hong Kong);

5,946	Banco Postal Branches;

16,061	Bradesco Expresso service stations;

1,523	PAEs in Corporate sites;

3,296	Outplaced Terminals of Bradesco Dia&Noite (Day&Night) ATM network; and

156	Branches of Finasa Promotora de Vendas, a company present in 22,366 car dealers.

The branches stand out for their functionality and convenience of environments, with diversified equipment, large and modern self-service rooms that operate in extended hours, making transactions easier and more agile and saving the checking account holders’ and users’ time. Clients receive at Bradesco Prime branches a customized service and all-inclusive advisory financial services, also made available in the middle market, with the same level of quality and specialization of Bradesco’s middle market branches.

Bradesco Dia&Noite ATM Network, distributed in strategic places throughout the country, relies on 29,218 machines, 28,835 of which also operate seven days a week, allows quick and practical access to a varied range of products and services. The 5,306 machines of Banco24Horas, installed in 4,732 service stations are also available for withdrawal operations, issuance of statements and balance consultation, by using debit cards in checking account or savings account.

The Bank provides a customized service with digital language in Fone Fácil for hearing impaired people and access to Internet Banking and to a bank statement in Braille version or expanded letters for visually impaired people and ATMs duly adapted for wheelchair users.

The state-of-the-art technology of Portal Bradesco, composed of a set of 57 websites, with 40 institutional ones and 17 for transactions, enables to maintain more than 9.761 million registered users who have access from wherever they are to 769 types of operations, they may also utilize Bradesco security key system – electronic and card.

The website www.bradesco.com.br hosts information about all Bank’s products, in addition to specific websites to serve clients of Bradesco Prime, Private, Middle Market and Corporate segments.

Targeting corporate clients, Bradesco Net Empresa provides broad security to banking transactions via digital certificate and electronic signature. The 571,186 companies connected, with 73.625 million transactions/year, optimize the financial management of businesses and they may carry out 321 types of operations, such as transact checking account and savings account, and provide payments, collections and transfers of files.

Within the federal, state and municipal scopes, the executive, legislative and judiciary branches have access to the website Bradesco Poder Público, which comprises products and services of the Bank, with payments and receipts solutions and access to Bradesco Net Empresa.

At ShopCredit – website of Loans and Financing –both individual and corporate clients have a complete portfolio of Bradesco, containing detailed information about the lines offered. The website also has calculation simulators for personal loan, overdraft facilities, CDC, leasing, mortgage, rural loan, Finame, automobile insurance operations, among others.

The website Bradesco ShopInvest enables to monitor the financial market, investments on the Stock Exchanges, with online quotes, investments and redemptions, calculation simulations, acquisition of supplementary private pension plans and certificated savings plans, as well as several options.

The client, by means of the channel Bradesco Celular, mobile technology, may pay accounts, provide transfers between accounts, recharge cell phones, consult balance and other information about products and services.

Fone Fácil Bradesco by providing new business opportunities, information, banking products and services, with convenience, quickness and security reached in 2008 the record of 358.694 million calls and 6.161 million items sold.

The capacity and efficiency of this wide and integrated structure is attested by the daily average of 13.961 million transactions carried out by clients and users, with 2,261 million in counters and 11,700 million (83.80%) in the convenience channels, pointing out Bradesco Dia&Noite ATM, internet, Fone Fácil and Bradesco Celular.

11. Bradesco Companies

11.1. Insurance, Private Pension Plans and Certificated Savings Plans

Grupo Bradesco de Seguros e Previdência is leader among the conglomerates that operate this sector in Latin America, and a history associated with innovation in several products in the insurance, supplementary private pension plan and certificated savings plan areas.

R$2.648	billion was the net income of the insurance, supplementary private pension plans and certificated savings plans segments in 2008, with a 29.10% profitability on average shareholders’ equity.

R$8.772	billion was the shareholders’ equity, a growth of 1.45% for 2008.

R$77.968	billion represented total assets.

R$71.309	billion totaled free investments and for technical provisions coverage.

R$23.149	billion represented the revenues from insurance premiums, private pension plans contributions and revenues from certificated savings plans.

R$46.902	million represented the distribution of certificated savings plans premiums related to 2,937 plans drawn in a portfolio which, at the end of the year, recorded 15.682 million active plans.

11.2. BEM – Distribuidora de Títulos e Valores Mobiliários

With a high specialization level, BEM operates in the fiduciary management of third-party funds in the institutional segment.

R$40.169	billion, on December 31, 2008 were distributed in 357 investment funds and 1 managed portfolios, amounting to 4,427 investors.

11.3. Leasing Bradesco

It is one of the sector’s leading companies, especially focused on vehicles, aircraft, machinery and equipment segments and specialized in operating agreements with large manufacturers and resellers.

R$20.537	billion represented the balance invested on December 31, 2008, with 478,944 operations contracted in the year.

651,507	leasing agreements were in force at the end of 2008, characterizing a high level of businesses distribution.

11.4. Bradesco Administradora de Consórcios

Based on the safe Bradesco brand and on the support of the Customer Service Network, Bradesco Consórcios maintains its leadership in all segments it operates, such as automobiles, real estate, trucks and tractors, a result that reflects its continued and resolute work.

345,969	active quotas at the end of the period, 165 thousand of which were sold in 2008.

R$13.100	billion represented revenues year-to- date.

11.5. Banco Finasa BMC S.A.

Finasa and BMC segments supplement the distribution network of Bradesco Organization’s financial products with an innovative performance strategy especially in partnership with stores and resellers. Finasa segment, specialized in consumer sales financing and personal loan operations promotes by means of its wholly-owned subsidiary, Finasa Promotora de Vendas Ltda., the relationship with car dealers and stores selling durable and semi-durable goods and services. The BMC segment, specialized in payroll-deductible loan as well as vehicle financing and leasing operates through 883 correspondent banks in Brazil.

R$ 534	million represented the net income for 2008.

R$62.409	billion represented the consolidated assets, up 75.71% compared to the previous year.

R$28.038	billion represented the balance of loan operations, up 2.16% compared to December 2007.

11.6. Banco Bradesco BBI S.A.

BBI, the investment bank of Bradesco Organization, carries out equities, fixed income, structured operations, mergers and acquisitions, project financing and private equity operations by means of Investment Banking, Bradesco Corretora de Títulos e Valores Mobiliários and Bradesco Securities, as well as it coordinates the operations of Bradesco Private, BRAM – Bradesco Asset Management and Ágora Corretora de Títulos e Valores Mobiliários.

In 2008, it coordinated 39.38% of the volume of issues recorded at CVM, attesting its specialized works that aim better alternatives for companies capitalization and expansion of their businesses, added by high-standard services provided to investors.

R$41.048	billion represented the total funds coordinated in 2008 in primary and secondary offering of shares, debentures and promissory notes.

R$1.324	billion represented the amount of receivables securitization fund coordinated operations.

BRAM – Bradesco Asset Management S.A. DTVM

With an outstanding asset management market share, BRAM with all its experience and specialization, provides services in several segments, such as Bradesco Prime, Bradesco Empresas, Corporate, Private, Retail and Institutional Investors.

R$146.982	billion, on December 31, 2008 were distributed in 450 investment funds and 208 managed portfolios, reaching 3.278 million investors.

Bradesco S.A. Corretora de Títulos e Valores Mobiliários

Bradesco Corretora is structured to serve clients throughout the country and stands out as one of the best players of the Brazilian market, with significant participation in the stocks and futures markets.

With more than 40 years of tradition and efficiency in the capital markets, Bradesco Corretora was the first brokerage firm to make available the DMA –Direct Market Access to its clients, a cutting-edge service of routing orders via computer, which allows the investor to carry out assets purchase and sale operations directly at derivatives markets of BM&FBovespa.

It has an exclusive Automatic System of Shares Trading – SANA to provide a greater participation of small investor in the stock market, easing the purchase and sale of shares on the stock exchange in small amounts and in the intermediation of public offerings, by means of computer terminals at Bradesco branches network.

Through 17 Share Rooms, distributed in the main Brazilian cities, it provides advisory financial services to its clients for operations carried out at BM&FBovespa.

Investment and economic analysis services provided to its clients stand out among the best services in the market, with a broad coverage of companies and sectors. In addition to brokerage services, it represents non-resident investors in operations carried out in the financial and capital markets, in the management of investment clubs and in the custody for non-institutional companies and individuals.

It also provides the Direct Treasury Program, which allows individuals to invest in federal government securities via the Internet, by registering at Bradesco Corretora by means of the website www.bradesco.com.br, under Investments item.

R$71.430
billion represented the total amount traded by Bradesco Corretora on variable income markets of BM&FBovespa in 2008, corresponding to 3,165,600 operations carried out, providing services to 96,333 investors.

4.523	million contracts were traded on BM&FBovespa derivatives markets, representing a financial volume of R$359.177 billion.

R$24.434	billion was the amount traded at home broker, corresponding to 2,554,061 call and put orders.

86,857	clients were registered on December 31, 2008 in the Fungible Custody Portfolio.

Ágora Corretora de Títulos e Valores Mobiliários S.A.

Market leader since 2002 in home broker transactions and with a highly qualified and experienced team, Ágora Corretora trades in all BM&FBovespa operations, providing its clients with products specialized in stock markets and fitted into different investor’s profile, such as investment fund, direct treasury, investment clubs and managed portfolios.

With www.agorainvest.com.br, client has access to an exclusive content, such as companies and sector report, recommended portfolios and an extensive set of TV programs at Ágora TV where its team of economists carries out daily analyses on the market opening and closure in Brazil, USA and Europe, in addition to programs about companies analyses and interviews with companies’ representatives outstanding in the sectors they operate. Highlighted for its interactivity, Ágora also provides its clients with forums, chats and daily video-chats on varied stock market-related issues.

R$63.037	billion represented the amount traded at home broker, corresponding to 1.900 million put and call orders.

Brokerage Firms Abroad (Bradesco Securities, Inc. and Bradesco Securities UK Limited)

Bradesco Securities, Inc. in New York provides services to clients in the U.S. market and Bradesco Securities UK Limited based in London provides services to clients in the European market in the intermediation of shares, by means of ADRs, as well as shares listed on the local stock exchanges. They also operate as broker-dealer in the offering of public and private securities to international investors.

Private Banking

It offers to its clients, individuals with minimum available funds of R$2 million for investments, customized services by highly qualified and specialized professionals, in addition to a select line of products and services, supplemented by advisory services related to allocation of assets, tax and succession.

12. Corporate Governance

Although the global market has been showing distress in the second half of 2008, Bradesco understands to be solid the serenity reasons for the domestic market, in view of a clear identification of self-regulation satisfactory levels and a rigid government supervision. Focused on sustainability, the Organization since its inception has been improving its corporate governance practices, pursuing excellence of management quality, as well as the satisfaction and a strict relationship with its shareholders, investors, clients, suppliers, employees, the community and other stakeholders.

In November 1946, three years after Bank’s foundation, its shares started to be traded on the São Paulo Stock Exchange.

In addition to the 100% tag along for common shares and 80% for preferred shares, shareholders are entitled to mandatory minimum dividend of 30% of the adjusted net income, a percentage higher than the minimum percentage of 25% set forth by Law 6,404/76. Preferred shares are also ensured dividends 10% higher than the ones attributed to common shares. Over the past years, the Bank has paid a percentage higher than the mandatory percentage of 30% provided for in the Bylaws.

Among several initiatives carried out in the period, we point out:

  The Integrated Risk Management and Capital Allocation Committee was created in March 2008, aiming at advising the Board of Directors in the performance of its duties related to the approval of institutional policies and operating guidelines and the establishment of risk exposure limits.

  The policies “Know your Collaborator and Guidelines against Corruption, Money Laundering and Terrorism Financing” and “Know your Client –Action against Money Laundering and Terrorism Financing” were formalized in April 2008.

  In August 2008, the Policy for Related Parties Transactions was set out in order to consolidate the Company’s procedures as to said transactions, according to the conditions issued by regulatory agencies, aiming a transparent process to shareholders, investors and the market in general.

  The Company’s Code of Ethics is reformulated, which now is called Code of Ethical Conduct and the Code of Ethics of Purchasing Professional is created.

  The channel governancacorp@bradesco.com.br was created in October 2008 to provide services to shareholders, investors, students and the public in general to solve any doubts related to Bradesco’s Corporate Governance.

In addition to the AAA+ rating of Management & Excellence (first Latin American bank to obtain the highest corporate governance rating), Bradesco also obtained from Austing Rating the AA rating (Optimum Corporate Governance Practices).

At the Annual Shareholders’ Meeting held on March 24, 2008, the shareholders resolved to maintain the Fiscal Council, composed of 3 sitting members and 3 alternate members, with term of office until 2009, one of them is a sitting member and his alternate chosen among the preferred shareholders.

In 2008, Bradesco Organization, in compliance with CVM Rule 381, did neither contract nor had services provided by PricewaterhouseCoopers Auditores Independentes not related to external audit on levels exceeding 5% of total costs. The policy adopted complies with the principles preserving the auditor’s independence, in accordance with internationally accepted criteria, which are: the auditor must neither audit his/her own work, nor perform managerial tasks at his/her client or promote his/her client’s interests.

12.1. Internal Controls and Compliance

Based on a defined policy and approved by the Board of Directors, the Organization also maintains updated all the components of internal controls system, in order to mitigate the potential losses derived from its risk exposure and the strengthening of corporate governance-related processes and procedures. The staff structure, with an exclusive dedication, combined with investments in technology and training and staff recycling, on the whole, confirms that Bradesco’s internal controls management and compliance are effective and the Company complies with the requirements of regulatory agencies and is in line with international standards.

The flows of processes and systems of the Organization are continuously revaluated and adherence tests are regularly made to measure the effectiveness of existing controls. The work has full involvement of the areas, of the Internal Controls and Compliance and Audit Committees and results in reports to the Board of Directors, in line with the main control frameworks, such as COSO – Committee of Sponsoring Organizations of the Treadway Commission and Cobit – Control Objectives for Information and Related Technology, which comprise business and technology aspects, respectively, as well as meeting the requirements of the PCAOB – Public Company Accounting Oversight Board and of Section 404 of U.S. Sarbanes-Oxley Act.

In compliance with Section 404 of U.S. Sarbanes-Oxley Act, the layout of the processes are adequate, with identified risks and assessed controls. Adherence tests have not identified any deficiencies that would compromise processes certification, in the report with reference date as of December 31, 2008 to be filed at the Securities and Exchange Commission – SEC, jointly with the related US GAAP financial statements.

Action Against Money Laundering and Terrorism Financing

The Organization maintains specific policies, processes and systems to prevent and/or detect the utilization of its structure, products and services for money laundering purposes or to finance terrorism. To reach these goals, meaningful investments are made in the training of its employees, with programs in several formats, such as the availability of instruction leaflets, videos, e-learning courses and on-site lectures, including those specific for areas requiring these activities.

A multi-departmental commission daily evaluates the relevance of submitting suspicious or atypical cases to proper authorities, whether or not the operation has been carried out.

On a quarterly basis, the Executive Committee of Action Against Money Laundering and Terrorism Financing hold meetings to evaluate the progress of works and the need of adopting new measures with a view to aligning the Program of the Organization to the rules issued by regulatory agencies.

All this process was recently assessed by independent auditors, confirming that the procedures adopted are in line with the best international practices.

Information Security

The effective protection of information assets, comprised by the databases, IT environments, documents, files, systems backups, controlled accesses to systems and information and protection in the generation and traffic of data, among other security management tools can be found at Bradesco’s Information Security Corporate Rules and Policy.

Training, awareness programs and revisions of policies are maintained, focused on the absolute protection of restricted data and of exclusive interest of clients, as well as the Organization’s strategic information are maintained to preserve full compliance with the internal controls and computerized systems.

12.2. Transparency and Information Disclosure Policies

Bradesco, in its relationship with the market in general, makes available a series of periodic publications aiming at providing a greater number of transparent and quality information. It monthly distributes the Sempre em Dia newsletter with 400 thousand copies; bimonthly, PrimeLine, with 168 thousand copies; on a quarterly basis Acionista Sempre em Dia newsletter, with 41 thousand copies; Revista Bradesco, with 25 thousand copies; and Revista Bradesco Rural, with 5 thousand copies, and the Report on Economic and Financial Analysis, a detailed compilation of the most requested information by specialized readers. It also yearly publishes the Management and Sustainability Report.

12.3. Investor Relations – IR

The Investor Relations area provides a deep and agile relationship with individuals and domestic and foreign companies.

Essential to Bradesco, the transparency benefits both the market in the correct evaluation of the Bank and the Institution itself, which takes cognizance of the opinions of the financial community about its performance. On the Investor Relations website, www.bradesco.com.br/ri, in the Portuguese, English and Spanish versions, shareholders, investors and market analysts are provided with clear, timely and ample information, such as, for instance, profile, track record, ownership structure, management reports, financial results, Apimec meetings, besides other financial market-related issues.

17 APIMEC and INI Meetings were promoted, out of which eight broadcasted live via the Internet, with the participation of 18 thousand Internet users with the purpose of disclosing the Bank’s performance during the year.

In 2008, 198 internal and external meetings with analysts were held, as well as 55 conference calls and 20 events abroad, in addition to 980 services by means of Fale com o RI (Contact IR), on the Web page.

12.4. Bradesco Ombudsman

The Ombudsman area has an officer in charge and an Ombudsman, which was created in 2005 to make an opening and direct dialogue with clients and users even more decisive when defining the Bank’s relationship strategies. The Ombudsman answers opinions received via the Brazilian Central Bank, Procon, the press, letters and telephone. A natural evolution of the innovative Alô Bradesco, created in April 1985, emphasizes the commitments with the client’s satisfaction and the understanding of trends that allow to anticipate procedures compatible with the new market demands.

The first communication channel of the financial market with the public, Alô Bradesco, already recorded and gave adequate treatment to the complaints and suggestions of clients, five years before the edition of the Consumer Defense Code.

197,515	contacts recorded in 2008.

13. Risk Management

For the Organization, caution principles are always included in the policies, procedures and targets. Decisions rely on factors that combine the return on the risk previously known and assessed, allowing risk management to operate as a strong support to define business goals.

These principles have ensured consistency to face the market turmoil in light of current global financial crisis. We point out few measures that led us to these results:

  proper equity to the operations;

  identification of risks and their correct assessment;

  maintenance of hedges and matching of own portfolio positions;

  provisions for margin losses to deal with volatile scenarios;

  strict evaluation of credit upon granting and portfolio follow-up;

  correct assessment of guarantees and liquidity; and

  improvement of models and risks pricing models.

The risk management structure is aligned with business structure, allowing the cooperation among these areas, without loosing their independency, focus and quality, which is supported by an area exclusively loyal and directly subordinated to an executive officer and to the presidency of Bradesco Organization.

13.1. Credit Risk

The credit risk management at the Organization, in line with the best practices, is a continuous and evolutional process of mapping, measurement and diagnosis of models, instruments, policies and procedures in force, requiring a high level of discipline and control in the analyses of operations carried out, preserving the integrity and the independence of the processes. Policies are concerned with concentration, granting, guarantees requirement and terms that do not compromise the portfolio expected quality.

13.2. Market Risk

In compliance with the recommendations and rules of the regulatory agencies and in line with the best methodologies and models practiced in the domestic and foreign markets, market risk is carefully monitored, measured and managed. The market risk management policy is conservative, and the risk, result and exposure limits are defined by the senior management and daily monitored on an independent basis.

13.3. Liquidity Risk

The liquidity risk management aims at controlling distinct mismatching for the settlement terms of rights and obligations, as well as the liquidity of financial instruments employed in the management of operations. Therefore, the liquidity policy approved by the senior management comprises the daily monitoring of the composition of available funds, the observance to the minimum liquidity level and the contingency plan for stress situations.

13.4 Operational Risk

Bradesco Organization, based on the dissemination of the culture, availability of tools, disclosure of policies and implementation of corporate methodologies, considers the operating risk management activity fundamental for the generation of added value. These assumptions enable the improvement of internal processes, as well as the support to business areas to improve operating efficiency and reducing capital commitment.

With a continuous work to be in line with the best market practices in operating risk management, Bradesco is ready to comply with the guidance of the New Basel Capital Accord, according to the schedule established by the Brazilian Central Bank. The goal is to be qualified for the Capital Allocation Model by the Advanced Internal Measurement Approach (AMA), as the adoption of this method will result in a smaller capital allocation.

It is worth mentioning the development process of a new corporate system platform, which will integrate in a single database the operating risk and internal controls information, also comprising the requirements established by the Sarbanes-Oxley Act, Section 404.

13.5. Continuation of Business Management – GCN

The process of managing the continuation of business is dealt on a corporate basis and encompasses the Organization’s main activities. The Management is based on the preparation of plans for several important activities, using methodologies and tools that formalize the measures to be adopted so that in situations of crisis, the recovery and the continuation of business processes are effective, avoiding or minimizing financial losses both for Bradesco and for clients.

13.6. Risk Factors and Critical Accounting Policies

Risk factors and critical accounting practices are disclosed in compliance with the best international transparency and corporate governance practices, and in conformity with the US GAAP financial statements, related to probable political-economic situations in the domestic and foreign markets and which may directly impact daily operations and, consequently, the Bank’s financial condition, available in the Report on Economic and Financial Analysis, on the website www.bradesco.com.br/ri.

14. Intangible Assets

Bradesco’s market value, calculated based on its shares quote on the stock exchange, remains with a positive perception, despite share devaluation, by force of current economic scenario, reaching R$ 65.354 billion at the end of 2008, corresponding to 1.91 times the book value of the shareholders’ equity, which stood at R$34.257 billion. A significant difference resulting from the magnitude of intangible assets which, although not reflected in the balance sheet accounts are realized and evaluated by investors.

In pursuit of better results, the strategic planning developed takes into account in the establishment of realistic goals: the value of the Bradesco brand; solid governance practices and corporate culture; the scale reached in its businesses; several relationship channels existing between different types of public and the Organization; a cutting-edge IT policy; wide diversification of products and services offered and its wide Customer Service Network, which covers the entire country and goes beyond frontiers; a dynamic and responsible social-environmental responsibility policy; a robust human resources policy that: a) provides a more solid relationship among all employees; b) increases, as a result, the level of confidence among them; c) shows professional development and appreciation opportunities; d) substantially reduces staff turnover index and costs related thereto; and e) cultivates, in all levels, a long-term vision, factors that cannot be separated from sustainability.

14.1. Bradesco Brand

During 2008, Bradesco brand was deemed the most valuable brand in Brazil, in the Brand Analytics/ Millward Brown ranking, published by IstoÉ Dinheiro magazine, and the most valuable brand in the banking sector of Latin America, according to a survey by the largest international brand consulting firm, Brand Finance, published by The Banker magazine, the Top 500 Financial Brands, 2008 edition.

14.2. Human Resources

Bradesco Organization, by means of its human resources management policy confers an indispensable importance to its human capital, comprising 69,411 employees at Banco Bradesco and 17,211 at subsidiaries. Bradesco continuously develops training and qualification programs, focused on the diversification and excellence in the provision of services, with courses mainly focused on the operating, technical and behavioral areas, assisting everyone with the same quality standard.

Aiming at improving and deepening the study of issues related to demands of the markets, economic scenarios and requirements of technological advances, the Organization relies on teams of specialized instructors and support of adequate infrastructure.

An outstanding initiative is the TreiNet – training via internet/intranet, which provides Organization’s employees with distance learning on a comprehensive basis. In 2008, it recorded more than one million participants, evidencing its relevance and level of dissemination.

Managerial development programs are carried out by means of specialization courses, also in the graduate level, in the economy, administration and law areas, in partnership with consulting firms, universities and business schools to provide updating and advances of learning.

At Bradesco, objectivity and consistence, strategic positioning, concepts and especially values and advances of the organizational structure deserve a special emphasis in its internal communication. In this context, TV Bradesco stands out in all levels in its work to train, integrate and motivate staff, besides publications, such as Revista Interação, received by employee in a customized manner, and the daily newsletter Sempre em Dia, also available via the Bank’s intranet.

The assistance benef-its focused on the improvement of quality of life, well-being and safety of employees and their dependents, by the end of the year, reached 182,418 lives, pointing out:

  Health care insurance;

  Dental care insurance;

  Supplementary private pension plan;

  Group life and personal accidents insurance; and

  Group automobile insurance.

As a result of this work, Bradesco was included for the 9th time in the list of Guia Você S/A - Exame 2008 –The 150 Best Companies to Work for, promoted by Você S/A and Exame magazines, in partnership with Fundação Instituto de Administração – FIA, in addition to be ranked among the 100 Best Companies to Work for in Brazil and The Best Companies for Executives (2007/2008), by Época magazine, and included in the list of the 20 Best Companies in HR Practices, by Melhor Gestão de Pessoas magazine, both published in partnership with Great Place to Work® Institute Brasil. For the 5th year, Bradesco stood out in the survey The Best Companies in People Management, which directly listens to employees, disclosed by Valor Carreira magazine and published by Valor Econômico newspaper with the technical support of Hewitt Associates, and conquered in 2008, the Best Company in Human Resources Management Award among companies above 10 thousand employees. First financial institution to be listed among the 10 Best Companies in IDHO (Organizational Human Development Indicator), standing out in corporate citizenship, transparency and sustainability, from the website Gestão & RH Online, which focuses on sustainability.

R$91.318	million were invested in 2008 in training programs, with 1,537,946 participants.

R$616.889	million were invested in the food program, with daily supply of 107,411 snacks and 82,388 meal vouchers.

4.018	million medical and hospital assistances.

580,735	dental assistances during the year.

14.3. Information Technology

Characterized by innovation, IT is one of the central pillars of Bradesco Organization’s strategy to provide sustainability and boost businesses, enabling clients to have access to safe, innovative, quality and convenient services.

With a controlled infrastructure, with a high technological standard and guided by the best practices, IT has a processing capacity in the central computers exceeding 147 thousand Mips (million instructions per second). There are more than 6,100 servers of applications processed in other platforms and almost 14 thousand telecommunications services, with a data storage capacity close to six Petabytes (six quadrillions of characters), recording the average of 158,804 million transactions, with availability measured above 99.80% .

Aiming a higher integration of IT to the Organization’s strategic objectives and by means of advance stage of IT Improvement Project, an executive board was created to conduct the development plans of the new system architecture.

The construction of the new Information Technology Center – CTI, which now operates, already allows the systematic processing of the entire mainframe platform into a new environment, which will support the expansion of our client base and the provision of services with agility, convenience, productivity and safety.

R$2.003	billion were investments destined to is maintenance, expansion and innovation, in the year.

15. Marketing

Bradesco’s media strategy for 2008, within the institutional scope, started with the Summer campaign which included the swimmer, Thiago Pereira, record-holder in the Panamerican Games that took place in the city of Rio de Janeiro, in 2007. Ads highlighted convenience channels, the readiness and Bradesco’s closeness with its public. This campaign was Bradesco’s most reminded advertisement and of highest effective perception in the period – 46%, according to the survey institute TSBB.

Co-founder of Fundação Amazonas Sustentável-FAS, Bradesco launched the products, such as Credit Card and Sustainable Amazonas Certificated Savings Plans that allocate part of funds to this Fundação’s projects. In addition, it announced it is Brazil’s first financial institution to compensate its GHG emissions. It also employed an environmental awareness campaign supported by the sustainability principles of Akatu Institute, with a view to informing and mobilizing entire society to the benefit of a better future for the planet.

In the cultural area, it launched Prime Arts, a culture incentive program, aiming at combining all shows sponsored and supported by Bradesco Prime. This is an incentive for people enjoying the best cultural events and shows, exhibitions, theater plays and movie theaters. The Bank also sponsored (initiated in 2007) the show Alegria of the Canadian group Cirque du Soleil and several events that took place throughout the country to celebrate 100 years of Japanese immigration in Brazil, always developing media actions in line with events.

A campaign that involved the market was the sponsorship to cover the Beijing Olympic Games, the most important world’s sports event, recording a solid presence before and during the Olympic games broadcast in various media vehicles. The campaign makes an analogy between sports modalities with Bradesco’s products and services, such as lines of credit, investment funds and Convenience Channels, showing an all-inclusive Bank.

For the 13th consecutive year, Grupo Bradesco de Seguros e Previdência set up a Christmas Tree in the city of Rio de Janeiro. Strategically installed at Lagoa Rodrigo de Freitas, the tree is already included in the calendar of tourist attractions of the city and maintained the utilization of a biodiesel generator, in line with the social-environmental responsibility principles.

Bradesco Organization’s year-end campaign evidences the tradition of innovation in all areas where it operates over its 65 years of history.

All these actions reinforced even more the value of Bradesco brand.

526	regional, sector and/or professional events in the entire country, including business fairs, seminars, congresses, cultural and community events that relied on Bradesco’s participation in 2008.

16. Bank of the Planet – Social-environmental Performance of Bradesco Organization

Bradesco Organization in order to be consolidated as an institution committed to sustainability, in all its performance areas, launched the Bank of the Plant, thus, centralizing all its social-environmental responsibility actions. This initiative also aims at creating new products and services, besides investing in a more harmonious relationship between all types of public to which it is related to and the environment.

Bradesco was the first Brazilian bank to launch the measurement and neutralization program of its GHG emissions into the atmosphere. It obtained the ISO Certification 14064 from Fundação Carlos Alberto Vanzolini, which consolidates its innovation in the actions against climate changes.

Co-founder of Fundação Amazonas Sustentável, an entity that will contribute to the sustainable development and preservation of the Amazon Forest, the Bank also maintains a partnership with Fundação SOS Mata Atlântica, aiming at making feasible projects concerned with the protection of these rich and threatened ecosystems of the planet. With funds deriving from products, such as credit card, certificated savings plans and vehicle financing, besides donations, it has already invested, since 1989, nearly R$74 million in protection programs of natural, historical and cultural heritage in the remaining areas of the Atlantic Forest, in a partnership with Fundação SOS Mata Atlântica, thus, enabling the planting of more than 26 million trees.

The Bank supports the Millennium Development Goals (MDGs) which pursue the improvement of quality of life all over the world, and also have signed the Equator Principles, ratifying the new version which comprises every project financing with amount equal or exceeding US$10 million and the Global Compact Principles. It is the first Latin American institution to join the Financial Coalition Against Child Pornography.

Bradesco’s building located at Avenida Paulista, in the City of São Paulo, State of São Paulo, has the Certification ISO 14001, granted to companies with proved environmental management practices and the Certification of Rule OHSAS 18001 of Occupational Health and Safety, which allows to establish and develop conditions that contribute to a safe and healthy workplace. It is also the first financial institution of the Americas to receive the certification of SA8000 Standard®, a certification of good social responsibility practices granted by Social Accountability International.

The Bank launched to its employees Bradesco Volunteer Program, which relies on the portal www.voluntariosbradesco.com.br, to centralize and disclose the several initiatives to the benefit of society.

In 2008, nearly 7 thousand employees of the Organization were involved in volunteer actions. The Social Marathon, a project held in Cidade de Deus, Alphaville, Paulista, Santa Cecília and Nova Central, aiming at disseminating and fomenting the volunteer work among Bradesco’s employees relied on the participation of more than 1 thousand people. The Quiz Challenge of the Planet gathered more than 67 thousand employees, an initiative that reiterates Bradesco’s staff commitment with social-environmental issues and actions of the Bank of the Planet. It also supported initiatives, such as Teleton, a TV marathon aimed at collecting funds for AACD and Fundação Dorina Nowill, which promotes social inclusion of the visually impaired people.

Bradesco is included in the Dow Jones Sustainability Index of the New York Stock Exchange and the new share portfolio of ISE – Corporate Sustainability Index of the BM&FBovespa. It has also obtained the rating AAA+ from Management & Excellence, a renowned Spanish research and rating company.

Bradesco maintains a broad eco-efficiency program, with actions focused on a rational management of water and energy consumption, proper discard of waste and usage of recycled paper, among others, and has already held 6 meetings with suppliers of products and services from most different segments, aiming the dissemination and awareness about the vital importance of this issue to the 1.5 thousand employees.

The social-environmental responsibility corporate policy, which defines the guidelines on the issue, is available on the Bank’s social-environmental responsibility website, www.bradesco.com.br/rsa, also available in English and Spanish versions, enhancing the visibility of the Organization’s actions focused on sustainable development.

Fundação Bradesco

Fundação Bradesco, main tool of Bradesco Organization’s social action, is one of the largest private social-educational projects in Brazil and worldwide. It is present in all Brazilian states and in the Federal District, with 40 schools mainly installed in social and economically deprived regions. In 52 years of activities, it has provided free of charge and quality education to more than 2.1 million students, which combined with other on-site and distance courses, exceeded 3 million services.

In its several operational segments, Fundação Bradesco exceeded 518 thousand assistances in 2008, out of which 110 thousand assistances to students, at its own schools, in basic education, from kindergarten to high school technical professional education at high school level, education of youths and adults and preliminary and continuing qualification of workers. By means of the virtual school, its e-learning portal and CIDs – Digital Inclusion Centers, more than 408 thousand students were assisted. Uniforms, school supplies, meals and medical and dental assistance are ensured for approximately 50 thousand Fundação Bradesco students in basic education free of charge.

Students’ pass rate at Fundação Bradesco’s schools reached 96% on the average of the last 5 years, equivalent to the best international parameters.

Fundação Bradesco, committed to provide upgrade and qualification of workers, with different education levels, it makes available more than 100 options of free courses, with flexible programs, which prepare the participants to entrepreneurship or to conquer better positions in the employment market. It offers courses in the areas of graphic technology, farming and ranching, business management, IT, fashion, leisure and development, which increase relationship with regional markets and specific interests of the communities.

On March 9, all units of Fundação Bradesco promoted for the 6th consecutive year, the National Day of Volunteer Action, gathering approximately 34 thousand volunteers in more than 225 sites, including schools of Fundação Bradesco and Digital Inclusion Centers – CIDs, providing more than 1.7 million services in the areas of citizenship, education, leisure, sports and environment.

The partnership with media lab, the research center of MIT – Massachusetts Institute of Technology, ensures the development of technology and social issues projects. The D-Lab (Development Laboratory) is another project in which students of MIT, USP – Universidade de São Paulo and Fundação Bradesco work together in the implementation of technologies in the indigenous community of Javaés, in Canuanã, Tocantins. Fundação Bradesco has also been maintaining since 1997 with Fundação Roberto Marinho of Organizações Globo, as founder-partner, Canal Futura – the Knowledge Channel, with investments in the period in the amount of R$21.454 million, which currently reaches 33 million TV viewers.

The IT Program for Visually Impaired People, implemented more than 10 years ago, has already assisted more than 9 thousand students. The Programs Intel Educação para o Futuro (Intel Education for the Future) and Intel Aprender (Intel Learning) are other initiatives in the IT area, assisting more than 5 thousand educators and 6 thousand youths. Since 1998, it has supported Programa Alfabetização Solidária (Joint Literacy Program), aiming at reducing illiteracy indices in the country. R$649.722 thousand were invested in 2008.

Fundação Bradesco, by means of the e-learning portal Escola Virtual provides 184 distance and partial on-site courses in IT and teachers training, which have already benefited more than 298 thousand users in 2008. Neighboring communities of its schools also have access to the use of technology and digital inclusion, by means of its 103 CIDs. Four of these are located in indigenous communities working as learning and professional qualification centers, and already provided more than 250 thousand services, the social impact of which is highly positive. Another 30 new CIDs will be implemented in the country, in partnership with the British Telecom Global Service – BT that carries out a worldwide project with Unicef to provide Internet in deprived communities of developing economies.

With a view to promoting the environmental education and reforestation actions, it also supports the relevant work of Fundação SOS Mata Atlântica, maintaining 18 nurseries in its schools to produce seedlings. Teachers and students of Fundação Bradesco are technically trained by Fundação SOS Mata Atlântica in the handling of species and promotion of environmental education and reforestation actions in partnership with local social players.

Fundação Bradesco develops a work of proved influence in the increased level of quality of life of the communities where it operates, defined as socially responsible investment, in the best definition of the term. It also represents an unmistakable way of distributing wealth generated within the Organization’s scope, since its main source of funds derives from its participation as shareholder of Bradesco.

R$220.791
million totaled the budget of  Fundação Bradesco invested in 2008, estimating for 2009 the amount of R$231.343 million to finance more than 518 thousand services, for 110,830 students at their own schools (in basic education of youths, adults and workers) and more than 408 thousand services in other on-site and distance courses through Virtual School and CIDs. Over the past 10 years, the accrued investment stood at R$3.124 billion (in restated values).

R$ 129.564
million were the other investments made in 2008 by Bradesco Organization in social projects targeting communities, focused on education, arts, culture, sports, health, sanitation, action against hunger and food safety.

Finasa Sports Program

Finasa Esportes Program developed by Bradesco Organization, structured in 41 qualification centers and 12 specialists centers, in volleyball and basketball modalities assists nearly 2,300 girls, from 9 and 18 years of age, most of them coming from needy households and all of them are enrolled at schools, with proven attendance to the classes.

The interaction with community has been one of the main traits of this program, which considers sports much more than a path to arouse talents or create athletes, but an instrument of social inclusion and basis for the full exercise of citizenship.

This Program, during its 20-year history has been establishing several partnerships, pointing out that one executed with the local government of Osasco, which allows the development of activities in its sports centers, besides state and municipal schools, SESI unit, Fundação Bradesco and municipal private schools.

17. Acknowledgments

Ratings – Domestic and international agencies and entities honored Bradesco, in 2008, with the highest rating indexes attributed to the banks in Brazil, among them:

  Fitch Ratings raised its long-term risk rating in foreign currency from BBB- to BBB, and short-term from F3 to F2, and long-term risk rating in domestic currency, from BBB to BBB+ and short-term from F3 to F2;

  Standard & Poor’s raised the long-term risk rating in local and foreign currencies, from BBB- to BBB;

  Austin Rating assigned the short-term A-1 rating, which reflects Bradesco’s excellent capacity to pay short-term obligations in comparison with other issuers, placing it in the top level of investment grade of such scale.

Rankings – In 2008 important domestic and international publications honored Bradesco, such as:

  Best Bank of Brazil by Euromoney magazine, which assessed Bradesco’s performance based on income, profitability and efficiency;

  Most valuable brand of Brazil, according to a study prepared by a specialized consulting firm BrandAnalytics/Millward Brown, published by IstoÉ Dinheiro magazine;

  Most valuable brand in the banking sector of Latin America, according to a survey of the international consulting firm Brand Finance, published by The Banker magazine, Top 500 Financial Brands, 2008 edition;

  Leader of Latin America ranking with highest level of capital and volume of assets by The Banker magazine, in the Top 1000 World Banks edition;

  Best Bank of the year in Brazil and Best Bank in terms of Environment and Corporate Social Governance, by The Banker magazine;

  Brazilian financial institution with the best ranking of Fortune magazine, achieving the 204th position in the general ranking in the list of the 500 world’s largest companies;

  Brazilian bank with the best position in the ranking of 2 thousand largest world companies in 2007, with the 85th position, according to Forbes, one of the most respected international magazines of economy, finance and business;

  Best Financial Institution of the market and leader among the companies comprising the Corporate Sustainability Index – ISE of BM&FBovespa, in the ranking of Agência Estado Empresas 2007;

  Bradesco won the survey 100 Most Browsed Companies in Brazil, 2007 edition, promoted by Info Exame magazine. The survey assessed the companies on the forefront of IT;

  Bradesco was elected the Bank of the Year and the Best Brazilian Bank by Latinfinance, a publication that is a benchmark in the international financial sector; and

  Bradesco was elected the Best Bank of Latin America by Emerging Markets, a publication addressed to the participants of annual meetings of World Bank and IMF.

Awards – From independent opinions, the Organization conquered 98 awards in 2008, standing out for the quality of its products and services, mainly:

  Worldwide winner in the IR Global Rankings 2008 Awards, promoted by MZ Consult in three categories: Earnings Results, On-Line Annual Report and Investor Relations Website;

  Bradesco Organization was the winner of Balance Sheet Award, promoted by newspaper Gazeta Mercantil and in a study of the consulting firm Austin Rating, elected as the Best Retail Bank, Best Company in Private Pension Plan and Leasing;

  Bradesco won the Excellence Modern Consumer in Client Services Award in the Premium Bank category, with Bradesco Prime;

  Abemd Award – The Best Direct Marketing Practices of ADVB-SP, with the case 120 Reasons to be an All-inclusive Client;

  Bradesco wins the first edition of Environmental Renowned Institution 2007 Award given by ADVB-SP; and

  In the 10th Abrasca Best Annual Report Award, Bradesco won honorable mention in Economic-Financial Performance Analysis.

Certifications

Certification ISO 9001 – At the end of 2008, the Organization had 209 products and services qualified with such high distinction, reaffirming the objective of ensuring in all its initiatives, increased utilities and convenience to clients and users.

Certification GoodPriv@cy – Data Privacy and Protection Seal – 15 products and services with the seal that ensures that its management systems adopt an internationally established standard, comprising requirements for data protection and privacy.

Certification SA 8000 – It regards the respect for employee and employment relations, child defense and action against child labor, in addition to a safe and healthy workplace.

Certification ISO 14001 – It regards environmental aspects, pointing out works to reduce the generation of solid waste of civil works and consumption of inputs. Bradesco was the first financial institution in Brazil to receive this certification.

Certification ISO 14064 – For issues related to quantification, monitoring, checking and validation of GHG emissions.

Certification OHSAS 18001 – For issues related to occupational health and safety, such as ergonomics, prevention of accidents and quality of life.

Certifications ISO 14001, OHSAS 18001 and SA 8000 were granted to Bradesco’s building located at Avenida Paulista, in the City of São Paulo and the latter was also granted to the Human Resources Department.

The results of the year attest the successful efforts endeavored within an environment not always favorable and consolidate the positions achieved, disseminating a healthy motivation to overcome expectations in pursuit of more solid results. They evidence a constant optimism and attitude to always contributing to build a fair and prosperous country.

Cidade de Deus, January 30, 2009

Board of Directors and
Board of Executive Offi cers

(*) It does not take into account the effect of mark-to-market of securities available for sale recorded in the shareholders’ equity.

Consolidated Balance Sheet – in thousands of R$	(A free translation of the original in Portuguese)

Assets	2008		2007

	December	September	December

Current assets	344,543,102	318,722,384	259,498,965
Funds available (Note 6)	9,295,541	7,259,572	5,486,606
Interbank investments (Notes 3d and 7)	73,462,439	56,603,539	36,967,044
Investments in federal funds purchased and securities sold under agreements to repurchase	61,434,616	52,699,764	31,950,677
Interbank deposits	12,030,642	3,917,213	5,026,516
Allowance for losses	(2,819)	(13,438)	(10,149)
Securities and derivative financial instruments (Notes 3e, 3f, 8 and 32b)	118,548,453	114,072,593	98,133,256
Own portfolio	92,838,502	89,235,798	75,919,673
Subject to repurchase agreements	3,677,132	6,356,991	6,789,392
Derivative financial instruments	1,986,876	1,156,971	608,202
Restricted deposits – Brazilian Central Bank	13,183,184	12,698,772	7,771,857
Subject to collateral provided	6,820,705	4,579,736	3,234,762
Securities purpose of unrestricted purchase and sale commitments	42,054	44,325	3,809,370
Interbank accounts	13,286,710	26,528,741	23,589,375
Unsettled payments and receipts	71,077	955,662	36,332
Restricted credits: (Note 9)
– Restricted deposits – Brazilian Central Bank	13,200,677	25,540,902	23,538,587
– National treasury – rural loan	578	578	578
– SFH	5,317	5,205	5,760
Correspondent banks	9,061	26,394	8,118
Interdepartmental accounts	55,960	95,551	429,362
Internal transfer of funds	55,960	95,551	429,362
Loan operations (Notes 3g, 10 and 32b)	76,636,185	74,329,918	66,400,261
Loan operations:
– Public Sector	83,725	80,670	70,330
– Private Sector	83,244,110	80,266,791	71,655,801
Allowance for loan losses (Notes 3g, 10f, 10g and 10h)	(6,691,650)	(6,017,543)	(5,325,870)
Leasing operations (Notes 2, 3g, 10 and 32b)	6,918,300	6,263,071	3,056,428
Leasing receivables:
– Public sector	71,308	62,418	44,401
– Private sector	12,141,973	10,998,929	5,427,991
Unearned income from leasing	(4,988,418)	(4,554,971)	(2,306,176)
Allowance for leasing losses (Notes 3g, 10f, 10g and 10h)	(306,563)	(243,305)	(109,788)
Other receivables	44,932,764	32,153,869	23,951,895
Receivables on sureties and guarantees honored (Note 10a-2)	40,513	27,881	12,181
Foreign exchange portfolio (Note 11a)	24,836,825	13,434,729	9,836,732
Receivables	385,232	431,575	368,622
Securities trading	1,244,975	1,579,371	682,879
Insurance premiums receivable	1,362,825	1,389,206	1,276,612
Sundry (Note 11b)	17,360,172	15,437,682	11,877,255
Allowance for other loan losses (Notes 3g, 10f, 10g and 10h)	(297,778)	(146,575)	(102,386)
Other assets (Note 12)	1,406,750	1,415,530	1,484,738
Other assets	544,401	525,646	385,251
Provision for depreciation	(204,877)	(197,284)	(178,581)
Prepaid expenses (3i and 12b)	1,067,226	1,087,168	1,278,068
Long-term receivables	102,259,226	97,439,180	76,722,127
Interbank investments (Notes 3d and 7)	728,786	747,148	655,081
Investments in federal funds purchased and securities sold under agreements to repurchase	–	–	64,184
Interest-earning deposits in other banks	729,110	747,148	590,897
Provisions for losses	(324)	–	–

Assets	2008		2007

	December	September	December

Securities and derivative financial instruments (Notes 3e, 3f, 8 and 32b)	13,049,220	18,299,868	16,318,453
Own portfolio	11,213,621	12,775,251	8,159,498
Subject to repurchase agreements	588,238	–	4,942,035
Derivative financial instruments	377,264	769,048	598,838
Restricted deposits – Brazilian Central Bank	–	3,713,875	501,805
Privatization currencies	99,658	98,803	79,535
Subject to collateral provided	770,439	942,891	835,448
Securities from unrestricted purchase and sale commitments	–	–	1,201,294
Interbank accounts	461,372	457,016	447,139
Restricted credits: (Note 9)
– SFH	461,372	457,016	447,139
Loan operations (Notes 3g, 10 and 32b)	54,089,629	51,344,198	41,895,366
Loan operations:
– Public sector	756,042	712,454	693,643
– Private sector	55,878,581	53,029,168	43,345,801
Allowance for loan losses (Notes 3g, 10f, 10g and 10h)	(2,544,994)	(2,397,424)	(2,144,078)
Leasing operations (Notes 2, 3g, 10 and 32b)	12,901,443	12,412,131	4,905,967
Leasing receivables:
– Public sector	30,149	49,938	89,796
– Private sector	22,529,125	21,450,240	8,374,126
Unearned income from leasing	(9,246,275)	(8,759,768)	(3,422,375)
Allowance for leasing losses (Notes 3g, 10f, 10g and 10h)	(411,556)	(328,279)	(135,580)
Other receivables	20,636,782	13,726,867	11,878,015
Receivables	111	97	2,805
Trading securities	1,752,147	758,910	695,251
Sundry (Note 11b)	18,894,584	12,970,529	11,188,073
Allowance for loan losses (Notes 3g, 10f, 10g and 10h)	(10,060)	(2,669)	(8,114)
Other assets (Note 12)	391,994	451,952	622,106
Other assets	1,188	1,227	4,605
Provision for devaluations	–	(55)	(516)
Prepaid expenses (Notes 3i and 12b)	390,806	450,780	618,017
Permanent assets	7,610,715	6,500,356	4,922,672
Investments (Notes 3j, 13 and 32b)	1,048,497	822,907	604,076
Interest in unconsolidated companies:
– Local	592,655	576,862	467,944
Other investments	806,042	596,259	487,365
Allowance for losses	(350,200)	(350,214)	(351,233)
Premises and equipment (Notes 3k and 14)	3,236,644	2,298,417	2,091,682
Premises and equipment	1,042,890	1,045,964	1,076,053
Other premises and equipment	6,466,671	4,204,543	3,846,169
Accumulated depreciation	(4,272,917)	(2,952,090)	(2,830,540)
Leased assets (Note 14)	12,741	10,021	11,421
Leased assets	22,691	18,128	20,777
Accumulated depreciation	(9,950)	(8,107)	(9,356)
Intangible assets	3,312,833	3,369,011	2,215,493
Intangible assets (Note15)	5,832,703	5,681,705	4,111,245
Accumulated amortization	(2,519,870)	(2,312,694)	(1,895,752)

Total	454,413,043	422,661,920	341,143,764

The Notes are an integral part of the Financial Statements.

Liabilities	2008		2007

	December	September	December

Current	248,474,344	240,651,942	213,406,326
Deposits (Notes 3n and 16a)	91,745,343	85,464,171	75,797,142
Demand deposits	27,610,162	26,694,457	28,495,555
Savings deposits	37,768,508	35,680,823	32,812,974
Interbank deposits	674,711	333,818	364,508
Time deposits (Note 16 and 32b)	24,689,254	21,829,143	13,198,839
Other deposits	1,002,708	925,930	925,266
Federal funds purchased and securities sold under agreements to repurchase (Notes 3n and 16b)	48,510,998	55,530,776	54,693,633
Own portfolio	6,752,535	7,714,429	18,924,688
Third-party portfolio	39,359,625	45,691,232	29,578,200
Unrestricted portfolio	2,398,838	2,125,115	6,190,745
Funds from issuance of securities (Notes 16c and 32b)	2,590,402	1,802,432	1,724,727
Exchange acceptances	249	241	406
Mortgage and real estate notes and letters of credit and others	2,148,189	1,540,591	901,490
Debentures (Note 16c-1)	31,283	76,389	42,821
Securities issued abroad	410,681	185,211	780,010
Interbank accounts	12,920	231,153	16,632
Correspondent banks	12,920	231,153	16,632
Interdepartmental accounts	2,900,799	2,307,374	2,521,233
Third-party funds in transit	2,900,799	2,307,374	2,521,233
Borrowing (Notes 17a and 32b)	13,123,735	13,308,024	7,718,270
Local borrowing – official institutions	39	68	154
Local borrowing – other institutions	439	427	373
Borrowing abroad	13,123,257	13,307,529	7,717,743
Local onlending – Official institutions (Notes 17b and 32b)	6,740,688	6,446,913	5,360,030
National treasury	114,608	86,679	50,303
BNDES	2,822,971	2,681,757	2,490,548
CEF	16,118	15,913	14,760
Finame	3,786,978	3,662,551	2,804,046
Other institutions	13	13	373
Foreign onlending (Notes 17b and 32b)	182	1,426,605	1,257,281
Foreign onlending	182	1,426,605	1,257,281
Derivative financial instruments (Notes 3f and 32)	1,794,281	2,100,000	668,954
Derivative financial instruments	1,794,281	2,100,000	668,954
Technical provisions for insurance, private pension plans and certificated savings plans (Notes 3o and 21)	47,009,072	45,323,425	42,055,115
Other liabilities	34,045,924	26,711,069	21,593,309
Collection of taxes and other contributions	256,155	2,295,134	228,722
Foreign exchange portfolio (Note 11a)	13,538,239	5,978,007	3,467,189
Social and statutory	1,791,868	1,601,248	2,195,653
Fiscal and social security (Note 20a)	2,770,595	2,460,717	2,356,153
Securities trading	792,180	1,217,368	657,700
Financial and development funds	7,031	6,177	1,851
Subordinated debts (Notes 19 and 32b)	12,147	373,274	618,403
Sundry (Note 20b)	14,877,709	12,779,144	12,067,638

Liabilities	2008		2007

	December	September	December

Long-term liabilities	171,087,150	146,988,060	97,035,535
Deposits (Notes 3n and 16a)	72,748,010	53,705,548	22,526,304
Interbank deposits	23,483	6,190	7,965
Time deposits (Note 16 and 32b)	72,724,527	53,699,358	22,518,339
Federal funds purchased and securities sold under agreements to repurchase (Notes 3n and 16b)	31,466,155	31,933,006	18,940,016
Own portfolio	31,466,155	31,913,507	18,940,016
Unrestricted portfolio	–	19,499	–
Funds from issuance of securities (Notes 16c and 32b)	6,421,269	4,733,190	4,763,647
Mortgage and real estate notes and letters of credit and others	174,226	45,096	151
Debentures (Note 16c-1)	1,455,360	1,455,357	2,552,100
Securities issued abroad	4,791,683	3,232,737	2,211,396
Borrowing (Notes 17a and 32b)	1,080,870	693,777	347,560
Local borrowing – official institutions	75	131	296
Borrowing abroad	1,080,795	693,646	347,264
Local onlending – official institutions (Notes 17b and 32b)	11,001,648	10,102,689	8,726,406
National Treasury	–	–	578
BNDES	4,317,915	3,917,904	3,657,155
CEF	83,079	85,171	86,520
Finame	6,599,912	6,098,847	4,981,301
Other institutions	742	767	852
Derivative financial instruments (Notes 3f and 32)	247,645	225,983	282,779
Derivative financial instruments	247,645	225,983	282,779
Technical provisions for insurance, private pension plans and certificated savings plans (Notes 3o and 21)	17,578,060	17,564,786	16,471,150
Other liabilities	30,543,493	28,029,081	24,977,673
Fiscal and social security (Note 20a)	8,712,002	8,383,246	7,483,638
Subordinated debts (Notes 19 and 32b)	19,236,419	17,144,340	15,199,829
Sundry (Note 20b)	2,595,072	2,501,495	2,294,206
Deferred income	273,506	227,078	189,147
Deferred income	273,506	227,078	189,147
Minority interest in subsidiaries (Note 22)	321,499	627,014	155,412
Shareholders’ equity (Note 23)	34,256,544	34,167,826	30,357,344
Capital:
– Domiciled in Brazil	21,665,186	21,779,532	17,693,485
– Domiciled abroad	1,334,814	1,220,468	1,306,515
Capital reserves	62,614	62,614	55,624
Profit reserves	11,860,287	10,974,986	9,963,593
Assets valuation adjustments – Available-for-sale securities	(661,504)	133,976	1,469,976
Treasury shares (Notes 23d and 32b)	(4,853)	(3,750)	(131,849)
Shareholders’ equity managed by parent company	34,578,043	34,794,840	30,512,756
Total	454,413,043	422,661,920	341,143,764

The Notes are an integral part of the Financial Statements.

	2008		2007

	4th Quarter	3rd Quarter	December	December

Revenues from financial intermediation	17,763,255	14,898,616	57,610,974	42,823,466
Loan operations (Note 10j)	8,864,704	8,003,935	29,862,392	22,372,226
Leasing operations (Note 10j)	816,841	691,068	2,398,185	916,745
Operations with securities (Note 8g)	5,845,255	4,701,956	14,606,733	7,860,479
Financial income from insurance, private pension plans and certificated savings plans (Note 8g)	1,467,509	865,743	6,477,152	7,643,626
Derivative financial instruments (Note 8g)	(1,589,816)	(1,087,412)	(899,822)	2,140,803
Foreign exchange operations (Note 11a)	2,013,231	1,244,094	3,639,003	646,352
Compulsory deposits (Note 9b)	345,531	479,232	1,527,331	1,243,235
Expenses from financial intermediation	14,947,765	11,570,439	41,838,694	24,791,293
Federal funds purchased and securities sold under agreements to repurchase (Note 16e)	7,666,503	6,559,832	22,761,960	13,726,131
Price-level restatement and interest on technical provisions for insurance, private pension plans and certificated savings plans (Note 16e)	926,147	345,659	4,007,684	4,616,356
Borrowing and onlending (Note 17c)	3,794,252	2,839,757	7,179,517	942,776
Leasing operations (Note 10j)	1,843	1,291	5,434	8,321
Allowance for loan losses (Notes 3g, 10g and 10h)	2,559,020	1,823,900	7,884,099	5,497,709

Gross income from financial intermediation	2,815,490	3,328,177	15,772,280	18,032,173

Other operating income/expenses	(2,242,795)	(1,773,575)	(7,983,440)	(8,690,852)
Fee and commission income (Note 24)	2,817,724	2,819,169	11,215,095	10,805,490
Other fee and commission income	2,287,322	2,277,643	9,163,687	8,937,244
Bank fees revenues	530,402	541,526	2,051,408	1,868,246
Insurance, private pension plans and certificated savings plans retained premiums (Notes 3o and 21d)	6,135,168	5,737,083	22,823,750	20,856,935
Net premiums written	6,204,046	5,821,416	23,148,752	21,478,969
Reinsurance premiums	(68,878)	(84,333)	(325,002)	(622,034)
Variation of technical provisions for insurance, private pension plans and certificated savings plans (Note 3o)	(2,732,824)	(2,624,258)	(10,532,671)	(11,669,410)
Retained claims (Note 3o)	(2,147,086)	(1,822,420)	(7,391,196)	(6,014,455)
Certificated savings plans drawings and redemptions (Note 3o)	(410,563)	(382,466)	(1,466,045)	(1,377,758)
Insurance, private pension plans and certificated savings plans selling expenses (Note 3o)	(300,754)	(279,158)	(1,178,195)	(1,083,800)
Personnel expenses (Note 25)	(1,889,770)	(1,824,801)	(7,166,253)	(6,569,547)
Supplementary provision for labor claims (Note 18b)	–	–	–	(232,398)
Other administrative expenses (Note 26)	(2,250,083)	(2,110,603)	(8,144,272)	(6,911,514)
Tax expenses (Note 27)	(305,137)	(407,569)	(1,948,768)	(2,498,721)
Equity in the earnings of affiliated companies (Note 13c)	46,930	22,601	135,356	42,268
Other operating income (Note 28)	520,615	543,998	1,718,246	1,486,767
Other operating expenses (Note 29)	(1,727,015)	(1,445,151)	(5,995,457)	(4,572,166)
Full goodwill amortization (Note 15a)	–	–	(53,030)	(952,543)
Operating income	572,695	1,554,602	7,788,840	9,341,321
Non-operating income (Note 30)	(5,516)	7,857	383,970	1,202,854
Income before tax on income and interest	567,179	1,562,459	8,172,810	10,544,175
Income tax and social contribution (Notes 34a and 34b)	1,054,410	357,789	(518,751)	(2,523,238)
Minority interest in subsidiaries	(16,502)	(10,013)	(33,821)	(11,213)
Net income	1,605,087	1,910,235	7,620,238	8,009,724

The Notes are an integral part of the Financial Statements.

Statement of Chenges in Shareholders' Equity – in thousands of R$	(A free translation of the original in Portuguese)

Events	Restated paid-up capital	Capital reserves		Revenue reserves		Assets valuation adjustment		Treasury shares	Retained earnings	Total

	Capital stock	Tax incentives from income tax	Other	Legal	Statutory	Own	Subsidiaries

Balances on 6.30.2008	23,000,000	2,103	61,068	1,682,883	7,994,985	(56,564)	1,029,551	(3,108)	–	33,710,918

Prior periods adjustment, Law 11,638/07 (Note 35d)	–	–	–	–	–	–	–	–	(99,219)	(99,219)
Restatement of exchange membership certificates	–	–	27	–	–	–	–	–	–	27
Acquisition of treasury shares	–	–	–	–	–	–	–	(1,745)	–	(1,745)
Share fraction	–	–	(584)	–	–	–	–	–	–	(584)
Assets valuation adjustments – available-for-sale securities	–	–	–	–	–	2,603	(1,637,094)	–	–	(1,634,491)
Net income	–	–	–	–	–	–	–	–	3,515,322	3,515,322
Allocations: – Reserves	–	–	–	170,805	2,011,614	–	–	–	(2,182,419)	–
– Provisioned interest on shareholders’ equity	–	–	–	–	–	–	–	–	(1,000,982)	(1,000,982)
– Provisioned and/or paid dividends	–	–	–	–	–	–	–	–	(232,702)	(232,702)

Balances on 12.31.2008	23,000,000	2,103	60,511	1,853,688	10,006,599	(53,961)	(607,543)	(4,853)	–	34,256,544

Balances on 12.31.2006	14,200,000	2,103	52,902	1,287,592	7,499,514	12,762	1,631,899	(50,410)	–	24,636,362

Capital increase by merger of shares	789,559	–	–	–	–	–	–	–	–	789,559
Capital increase with reserves	4,010,441	–	–	(210,441)	(3,800,000)	–	–	–	–	–
Restatement of exchange membership certificates	–	–	619	–	–	–	–	–	–	619
Acquisition of treasury shares	–	–	–	–	–	–	–	(81,439)	–	(81,439)
Assets valuation adjustments – available-for-sale securities	–	–	–	–	–	(60,186)	(114,499)	–	–	(174,685)
Net income	–	–	–	–	–	–	–	–	8,009,724	8,009,724
Allocations: – Reserves	–	–	–	400,486	4,786,442	–	–	–	(5,186,928)	–
– Interest on shareholders’ equity	–	–	–	–	–	–	–	–	(1,585,618)	(1,585,618)
– Proposed dividends	–	–	–	–	–	–	–	–	(1,237,178)	(1,237,178)

Balances on 12.31.2007	19,000,000	2,103	53,521	1,477,637	8,485,956	(47,424)	1,517,400	(131,849)	–	30,357,344

Prior periods adjustment, Law 11,638/07 (Note 35d)	–	–	–	–	–	–	–	–	(99,219)	(99,219)
Capital increase by subscription	1,200,000	–	–	–	–	–	–	–	–	1,200,000
Capital increase with reserves	2,800,000	–	–	–	(2,800,000)	–	–	–	–	–
Restatement of exchange membership certificates	–	–	116	–	–	–	–	–	–	116
Goodwill from share subscription	–	–	6,874	–	–	–	–	–	–	6,874
Acquisition of treasury shares	–	–	–	–	–	–	–	(4,853)	–	(4,853)
Cancellation of treasury shares	–	–	–	–	(131,849)	–	–	131,849	–	–
Assets valuation adjustments – available-for-sale securities	–	–	–	–	–	(6,537)	(2,124,943)	–	–	(2,131,480)
Net income	–	–	–	–	–	–	–	–	7,620,238	7,620,238
Allocations: – Reserves	–	–	–	376,051	4,452,492	–	–	–	(4,828,543)	–
– Provisioned interest on shareholders’ equity	–	–	–	–	–	–	–	–	(1,956,591)	(1,956,591)
– Paid and/or provisioned dividends	–	–	–	–	–	–	–	–	(735,885)	(735,885)

Balances on 12.31.2008	23,000,000	2,103	60,511	1,853,688	10,006,599	(53,961)	(607,543)	(4,853)	–	34,256,544

The notes are an integral part of the Financial Statements.

Consolidated Cash Flow – in thousands of R$	(A free translation of the original in Portuguese)

		2008		2007

		4th Quarter	3rd Quarter	December	December

Cash flow from operating activities:

Net Income before income tax and social contribution		567,179	1,562,459	8,172,810	10,544,175

Adjustments to net income before taxes		4,407,422	2,756,388	15,035,068	13,239,467
Provision for loan losses		2,559,020	1,823,900	7,884,099	5,497,709
Depreciation and amortization		580,936	279,279	1,395,758	796,991
Goodwill amortization		24,577	8,193	85,800	952,543
Recording (reversal) of provisions		(10,310)	(3,169)	(8,040)	2,375
Expenses with civil, labor and tax provisions		278,219	242,834	1,925,657	2,551,885
Expenses with restatement and interest from technical provisions for insurance, private pension plans and certificated savings plans		926,147	345,659	4,007,684	4,616,356
Equity in the earnings (losses) of unconsolidated companies		(46,930)	(22,601)	(135,356)	(42,268)
(Gain) in the sale of other investments		(151,203)	(29,011)	(629,712)	(1,224,491)
(Gain)/loss in the sale of fixed assets		30,143	264	25,113	(25,240)
Loss in the sale of foreclosed assets		115,214	44,368	203,634	51,018
Other		101,609	66,672	280,431	62,589

Adjusted net income		4,974,601	4,318,847	23,207,878	23,783,642

(Increase)/decrease in interbank investments		(15,938,119)	21,952,151	(7,306,996)	(4,189,822)
(Increase) in securities and derivative financial instruments		(5,390,807)	(8,345,504)	(17,362,674)	(10,626,049)
Decrease in interbank and interdepartmental accounts		1,312,231	123,608	699,778	25,489
(Increase) in loan and leasing operations		(8,577,588)	(14,348,987)	(41,928,980)	(38,273,648)
(Increase)/decrease in insurance premiums receivable		26,381	(48,192)	(86,213)	(19,314)
Increase in technical provisions for insurance, private pension plans and certificated savings plans		772,774	474,813	2,053,183	4,780,695
Increase in deferred income		46,428	19,634	84,359	8,687
(Increase) in other receivables and other assets		(19,360,691)	(5,724,390)	(28,999,736)	(8,174,767)
Increase (decrease) in other liabilities		7,294,547	1,359,450	8,589,995	(1,365,368)
Interests of minority shareholders		(322,017)	454,819	132,266	86,759
Income tax and social contribution paid		523,726	716,841	2,982,361	2,816,854

Net cash provided by/used in operating activities		(34,638,534)	953,090	(57,934,779)	(31,146,842)

Cash flow from investing activities:
(Increase)/decrease in reserve requirements in the Brazilian Central Bank		12,340,225	(960,849)	10,337,910	(4,873,881)
(Increase)/decrease in available-for-sale securities		5,138,616	(4,588,367)	10,059,561	3,594,806
(Increase) in held-to-maturity securities		(52,558)	(593,078)	(10,880,572)	(9,912,423)
Proceeds from sale of foreclosed assets		50,259	115,309	292,627	145,447
Divestments		260,850	69,093	833,298	1,442,595
Proceeds from the sale of premises and equipment and leased assets		–	62,616	86,800	286,886
Decrease in deferred charges		–	–	6,492	3,481
Acquisition of foreclosed assets		(270,021)	(182,065)	(858,046)	(234,168)
Acquisition of investments		(314,431)	(261,362)	(843,698)	(1,039,882)
Acquisition of premises and equipment and leased assets		(691,020)	(270,109)	(1,331,190)	(819,705)
Investment in deferred charges		(816,934)	(902,498)	(2,083,507)	(312,651)
Dividends and interest on shareholders’ equity received		25,801	3,155	75,781	11,587
Net cash provided by/used in investing activities		15,670,787	(7,508,155)	5,695,456	(11,707,908)

Cash flow from financing activities:
Increase in deposits		25,323,634	16,417,383	66,169,907	14,418,233
Increase (decrease) in federal funds purchased and securities sold under agreements to repurchase		(7,486,629)	(10,814,352)	6,343,504	25,958,216
Increase in funds from issuance of securities		2,476,049	1,105,764	2,523,297	860,503
Increase (decrease) in borrowing and onlending		(30,885)	7,243,408	8,537,576	5,990,502
Increase in subordinated debt		1,730,952	841,111	3,430,334	3,901,007
Capital increase and goodwill in share subscription		–	–	1,206,874	789,559
Dividends and interest on shareholders’ equity paid		(116,178)	(503,525)	(2,903,283)	(804,923)
Acquisition of shares issued by the Company		(1,103)	(642)	(4,853)	(81,439)
Net cash provided by/used in financing activities		21,895,840	14,289,147	85,303,356	51,031,658
Increase/decrease in cash and cash equivalents		2,928,093	7,734,082	33,064,033	8,176,908

Increase/net decrease in cash and cash equivalents	At the beginning of the period	61,203,279	53,469,197	31,067,339	22,890,431
	At the end of the period	64,131,372	61,203,279	64,131,372	31,067,339
	Increase/net decrease in cash and cash equivalents	2,928,093	7,734,082	33,064,033	8,176,908

The Notes are an integral part of the Financial Statements.

Statement of Value Added – in thousands of R$	(A free translation of the original in Portuguese)

Description	2008						2007

	4th Qtr.	%	3rd Qtr.	%	Year	%	Year	%

1 – Income	17,502,652	605.1	15,767,961	403.2	59,815,648	337.0	47,218,444	233.2
1.1) Financial intermediation	17,763,255	614.1	14,898,616	381.0	57,610,974	324.6	42,823,466	211.5

1.2) Fee and commission	2,817,724	97.4	2,819,169	72.1	11,215,095	63.2	10,805,490	53.4

1.3) Allowance for loan losses	(2,559,020)	(88.5)	(1,823,900)	(46.6)	(7,884,099)	(44.4)	(5,497,709)	(27.2)

1.4) Other	(519,307)	(18.0)	(125,924)	(3.2)	(1,126,322)	(6.3)	(912,803)	(4.5)

2 – Financial intermediation expenses	(12,388,745)	(428.3)	(9,746,539)	(249.3)	(33,954,595)	(191.3)	(19,293,584)	(95.3)

3 – Inputs acquired from third parties	(1,662,942)	(57.5)	(1,846,320)	(47.2)	(6,764,677)	(38.1)	(5,970,751)	(29.5)
Materials, energy and other	(107,750)	(3.7)	(94,959)	(2.4)	(386,706)	(2.2)	(370,639)	(1.8)
Third-party services	(627,216)	(21.7)	(576,279)	(14.7)	(2,128,868)	(12.0)	(1,635,234)	(8.1)
Other	(927,976)	(32.1)	(1,175,082)	(30.1)	(4,249,103)	(23.9)	(3,964,878)	(0.2)
Communication	(282,532)	(9.8)	(264,303)	(6.8)	(1,060,347)	(6.0)	(939,591)	(4.6)
Financial system services	(168,418)	(5.8)	(163,090)	(4.2)	(630,756)	(3.6)	(531,447)	(2.6)
Advertising and publicity	(211,315)	(7.3)	(150,153)	(3.8)	(644,114)	(3.6)	(598,430)	(3.0)
Transportation	(150,343)	(5.2)	(145,368)	(3.7)	(566,915)	(3.2)	(523,244)	(2.6)
Data processing	(123,924)	(4.3)	(119,663)	(3.1)	(448,667)	(2.5)	(406,424)	(2.0)
Maintenance and repairs	(107,208)	(3.7)	(94,681)	(2.4)	(376,882)	(2.1)	(296,046)	(1.5)
Asset leasing	(101,657)	(3.5)	(88,875)	(2.3)	(351,334)	(2.0)	(230,823)	(1.1)
Asset leasing, Law 11,638/07 (1)	346,358	12.0	–	–	346,358	2.0	–
Security and surveillance	(57,197)	(2.0)	(57,490)	(1.5)	(217,280)	(1.2)	(192,316)	(0.9)
Travel	(22,364)	(0.8)	(23,005)	(0.6)	(87,306)	(0.5)	(69,843)	(0.3)
Other	(49,376)	(1.7)	(68,454)	(1.8)	(211,860)	(1.2)	(176,714)	(0.9)

4 – Gross value added (1-2-3)	3,450,965	119.3	4,175,102	106.8	19,096,376	107.6	21,954,109	108.4

5 – Depreciation, amortization and depletion	(605,513)	(20.9)	(287,472)	(7.4)	(1,481,558)	(8.3)	(1,749,534)	(8.6)

6 – Net value added produced by the Entity (4-5)	2,845,452	98.4	3,887,630	99.4	17,614,818	99.2	20,204,575	99.8

7 – Value added received in transfer	46,930	1.6	22,601	0.6	135,356	0.8	42,268	0.2
Equity in earnings (losses) of unconsolidated companies	46,930	1.6	22,601	0.6	135,356	0.8	42,268	0.2
8 – Value added to distribute (6+7)	2,892,382	100.0	3,910,231	100.0	17,750,174	100.0	20,246,843	100.0

Description	2008						2007

	4th Qtr.	%	3rd Qtr.	%	Year	%	Year	%

9 – Value added distributed	2,892,382	100.0	3,910,231	100.0	17,750,174	100.0	20,246,843	100.0
9.1) Personnel	1,636,275	56.6	1,583,056	40.5	6,231,826	35.1	5,973,382	29.5
Cash dividends	927,768	32.1	910,120	23.3	3,497,782	19.7	3,133,480	15.5
Benefits	391,102	13.5	341,538	8.7	1,405,968	7.9	1,365,630	6.7
FGTS	89,280	3.1	87,039	2.2	348,245	2.0	318,823	1.6
Other charges	228,125	7.9	244,359	6.2	979,831	5.5	1,155,449	5.7

9.2) Taxes, fees and contributions	(495,778)	(17.1)	291,525	7.5	3,401,946	19.2	5,850,522	28.9
Federal	(581,011)	(20.1)	209.444	5.4	3,033,788	17.1	5,445,703	26.9
State	39	0.0	885	0.0	6,733	0.0	27,520	0.1
Municipal	85,194	2.9	81,196	2.1	361,425	2.0	377,299	1.9

9.3) Third-party capital compensation	130,296	4.5	115,402	3.0	462,343	2.6	402,002	2.0
Rentals	130,296	4.5	115,402	3.0	462,343	2.6	402,002	2.0

9.4) Shareholders’ equity compensation	1,621,589	56.1	1,920,248	49.1	7,654,059	43.1	8,020,937	39.6
Interest on shareholders’ equity	504,390	17.4	496,592	12.7	1,956,591	11.0	1,585,618	7.8
Dividends	116,177	4.0	116,525	3.0	735,885	4.1	1,237,178	6.1
Retained earnings / loss for the year	984,520	34.0	1,297,118	33.2	4,927,762	27.8	5,186,928	25.6
Interest of non-controlling shareholders in retained earnings	16,502	0.6	10,013	0.3	33,821	0.2	11,213	0.1

The Notes are an integral part of the Financial Statements.

Notes to Consolidated Financial Statements	(A free translation of the original in Portuguese)

1) Operations

Banco Bradesco S.A. (Bradesco) is a private-sector publicly-held company that, operating as a Multiple Service Bank, carries out all types of authorized banking activities through its commercial, foreign exchange, consumer financing and housing loan portfolios. The Bank also operates in a number of other activities through its direct and indirect subsidiaries, particularly in leasing, investment banking, consortium management, credit cards, insurance, private pension plans and certificated savings plans. Operations are conducted within the context of the Bradesco Organization companies, working in an integrated manner in the market.

In this context, Bradesco carried out the following operations in 2008:

  On January 21, 2008, Grupo Bradesco de Seguros e Previdência, by means of Bradesco Seguros S.A., entered into a “Quota Assignment Agreement” with Marsh Corretora de Seguros Ltda., parent company of Mediservice – Administradora de Planos de Saúde Ltda. (Mediservice), in order to acquire the ownership control of the latter in the amount of R$84.9 million. The operation was authorized by ANS and it is subject to the approval of authorities of CADE; and

  On March 6, 2008, Banco Bradesco BBI S.A. entered into a “Private Instrument of Share Merger Commitment and Other Covenants” with shareholders of Ágora Corretora de Títulos e Valores Mobiliários S.A. (Ágora Corretora), in order to acquire the total capital of the latter. Ágora Corretora is the largest brokerage firm in Brazil in relation to online purchase and sale of shares to individuals (home broker), with approximately 29 thousand active clients. The operation was approved by the applicable authorities in September 2008.

2) Presentation of the Financial Statements

The financial statements of Bradesco include the financial statements of Banco Bradesco, its foreign branches and its direct and indirect subsidiaries and jointly-controlled investments, in Brazil and abroad, and SPEs. They were prepared based on accounting practices determined by the Brazilian Corporation Law, Law 6,404/76, amendments introduced by Law 11,638/07 and Provisional Measure 449/08 were firstly adopted in 2008 related to the accounting of operations, as well as, when applicable, the rules and instructions of the CMN, Bacen, CVM, CNSP, Susep, ANS, CPC, and consider the financial statements of leasing companies based on the finance lease method, whereby leased fixed assets are reclassified to the leasing operations account, less the residual value paid in advance lessee.

Accordingly, for preparation purposes, intercompany investments, asset and liability account balances, revenue, expenses and unrealized profit were eliminated from these financial statements, as well as highlighting the portions of the net income and the shareholders’ equity referring to the interest of minority shareholders. In the case of investments which are jointly controlled with other shareholders, asset, liability and income components were included in the consolidated financial statements in proportion to the percentage capital stock of each investee. Goodwill in financing acquisition in subsidiaries and jointly-controlled investments was fully amortized up to March 31, 2008 (Note 15a). The exchange variation arising from transactions of foreign branches and subsidiaries is presented in the income accounts with derivative financial instruments, in order to eliminate the effect of the protection instruments of these investments (Note 4b).

The financial statements include estimates and assumptions, such as the calculation of the allowance for loan losses, estimates of the fair value of certain financial instruments, provision for contingencies, other provisions, the calculation of technical provisions for insurance, supplementary pension plans and certificated savings plans and the determination of the useful life of specific assets. Actual results could differ from these estimates and assumptions.

We highlight the main direct and indirect ownerships included in the Consolidated Financial Statements:

	Activity	Total Ownership

		2008		2007

		December 31	September 30	December 31

Financial area – local
Alvorada Cartões, Crédito, Financiamento e Investimento S.A.	Loan and financing	100.00%	100.00%	100.00%
Banco Alvorada S.A.	Banking	99.88%	99.88%	99.88%
Banco Finasa BMC S.A. (1) (2)	Banking	100.00%	100.00%	100.00%
Banco Bankpar S.A.	Banking	100.00%	100.00%	100.00%
Banco Bradesco BBI S.A. (4) (7)	Investment bank	98.33%	92.22%	100.00%
Banco Boavista Interatlântico S.A.	Banking	100.00%	100.00%	100.00%
Banco Finasa S.A. (11)	Banking	–	–	100.00%
Bankpar Arrendamento Mercantil S.A.	Leasing	100.00%	100.00%	100.00%
Banco Bradesco Cartões S.A.	Banking	100.00%	100.00%	100.00%
Bradesco Administradora de Consórcios Ltda.	Consortium management	100.00%	100.00%	100.00%
Bradesco Leasing S.A. Arrendamento Mercantil	Leasing	100.00%	100.00%	100.00%
Bradesco S.A. Corretora de Títulos e Valores Mobiliários	Brokerage	100.00%	100.00%	100.00%
BRAM – Bradesco Asset Management S.A. DTVM	Asset management	100.00%	100.00%	100.00%
Ágora Corretora de Títulos e Valores Mobiliários S.A. (12)	Brokerage	100.00%	100.00%	–
Companhia Brasileira de Meios de Pagamento – Visanet (2) (5) (6) (8) (13)	Service provision	39.26%	39.26%	39.76%

Financial area – abroad
Banco Bradesco Argentina S.A.	Banking	99.99%	99.99%	99.99%
Banco Bradesco Luxembourg S.A.	Banking	100.00%	100.00%	100.00%
Banco Bradesco S.A. Grand Cayman Branch (9)	Banking	100.00%	100.00%	100.00%
Banco Bradesco S.A. New York Branch	Banking	100.00%	100.00%	100.00%
Banco BMC S.A. Grand Cayman Branch (2)	Banking	100.00%	100.00%	100.00%
Banco Bradesco S.A. Nassau Branch	Banking	100.00%	100.00%	100.00%
Bradesco Securities, Inc.	Brokerage	100.00%	100.00%	100.00%
Bradesco Securities, Uk (3)	Brokerage	100.00%	100.00%	–

Insurance, private pension plans and certificated savings plans area
Atlântica Capitalização S.A.	Certificated savings plans	100.00%	100.00%	100.00%
Áurea Seguros S.A. (10)	Insurance	–	–	18.41%
Bradesco Argentina de Seguros S.A.	Insurance	99.90%	99.90%	99.90%
Bradesco Auto/RE Companhia de Seguros	Insurance	100.00%	100.00%	100.00%
Bradesco Capitalização S.A.	Certificated savings plans	100.00%	100.00%	100.00%
Bradesco Saúde S.A.	Insurance /health	100.00%	100.00%	100.00%
Bradesco Seguros S.A.	Insurance	100.00%	100.00%	100.00%
Bradesco Vida e Previdência S.A.	Private pension plans/insurance	100.00%	100.00%	100.00%
Atlântica Companhia de Seguros	Insurance	100.00%	100.00%	100.00%
Seguradora Brasileira de Crédito à Exportação S.A. (2) (14)	Insurance	–	–	12.09%

Other activities
Átria Participações Ltda.	Holding	100.00%	100.00%	100.00%
Andorra Holdings S.A.	Holding	54.01%	54.01%	54.01%
Bradescor Corretora de Seguros Ltda.	Insurance brokerage	100.00%	100.00%	100.00%
Bradesplan Participações Ltda.	Holding	100.00%	100.00%	100.00%
Cia. Securitizadora de Créditos Financeiros Rubi	Credit acquisition	100.00%	100.00%	100.00%
Cibrasec – Companhia Brasileira de Securitização (2) (5) (6)	Credit acquisition	9.09%	9.09%	9.09%
CPM Holdings Limited (6)	Holding	49.00%	49.00%	49.00%
Nova Paiol Participações Ltda.	Holding	100.00%	100.00%	100.00%
Scopus Tecnologia Ltda.	Information technology	100.00%	100.00%	100.00%
Tempo Serviços Ltda.	Service provision	100.00%	100.00%	100.00%
União Participações Ltda.	Holding	100.00%	100.00%	100.00%

(1) Current name of Banco BMC S.A.;
(2) Companies whose audit (review) services in 2007 were carried out by other independent auditors;
(3) Company incorporated in February 2008;
(4) Reduction in ownership interest due to the acquisition of Ágora Corretora upon the assignment of Banco Bradesco BBI S.A. shares to the former controlling shareholders of Ágora, in September 2008;
(5) Companies whose audit (review) services in 2008 were carried out by other independent auditors;
(6) Companies proportionally consolidated, pursuant to CMN Resolution 2,723 and CVM Rule 247;
(7) Increase of interest due to share acquisition in November and December, 2008;
(8) The special purpose entity called Brazilian Merchant Voucher Receivables Limited is being consolidated. The company takes part in the securitization operation of the future flow of credit card bills receivables of clients domiciled abroad (Note 16d);

(9) The special purpose entity called International Diversified Payment Rights Company is being consolidated. The company takes part in the securitization operation of future flow of payment orders received from overseas (Note 16d);
(10) Company sold in March 2008;
(11) Company merged into Banco BMC S.A. in April 2008;
(12) Company acquired in September 2008;
(13) Reduction in equity interest due to the non-interest in capital increase occurred in January 2008; and
(14) Company sold in July 2008.

3) Significant Accounting Policies

a) Functional and Presentation Currencies

The financial statements are presented in reais, which is Bradesco’s functional currency.

Our operations in foreign branches and subsidiaries are basically a continuation of the activities in Brazil, therefore, assets, liabilities and results are adjusted to comply with the accounting practices adopted in Brazil and translated into reais according to the relevant currency’s exchange rate. Gains and losses arising from this translation are registered in the income for the period.

b) Determination of income

The income is determined on the accrual basis of accounting that establishes that income and expenses should be included in the determination of the results of the period in which they take place, always simultaneously when they are correlated, regardless of receipt or payment. Transactions with prefixed rates are recorded at their redemption value and income and expenses for the future period are recorded as a discount to the corresponding assets and liabilities. Income and expenses of a financial nature are prorated daily and calculated based on the exponential method, except when relating to discounted notes or to cross-border transactions which are calculated based on the straight-line method. Post-fixed or foreign-currency-indexed transactions are adjusted to the balance sheet date.

The insurance, coinsurance and commission premiums, net of premiums assigned in coinsurance, reinsurance and corresponding commissions are appropriated to the income by effectiveness of the corresponding insurance policies and invoices and are deferred for appropriation on a straight-line basis over the terms of the insurance policies, during the risk coverage period, by means of recording and reversal of unearned premiums reserve and deferred selling expenses. The accepted coinsurance and retrocession operations are recorded based on the information received from other companies and the IRB, respectively.

The supplementary pension plans contributions and life insurance premiums covering survival are recognized in income when effectively received.

The revenue from certificated savings plans is recognized at the time it is effectively received. The expenses for placement of bonds, classified as “Selling Expenses,” are recorded as they are incurred. Brokerage expenses are recorded when the certificated savings plans contributions are effectively received. Payments for drawing redemptions are considered as expenses in the month when they take place.

The expenses for technical provisions for private pension plans and certificated savings plans are recorded at the same time as the corresponding revenues thereof are recognized.

c) Cash and cash equivalents

Cash and Cash Equivalents are represented by: availability of domestic and foreign currency funds and investments in gold, open markets and interest-earning deposits in other banks, whose maturity on the effective application date was 90 days or less and present an insignificant risk of fair value change, which will be used by the Bank to manage its short-term commitments.

d) Interbank investments

Purchase and sale commitments subject to unrestricted movement agreements are adjusted to market value. Other assets are recorded at acquisition cost, including income earned up to the balance sheet date, net of loss accrual, when applicable.

e) Securities

Trading securities – securities acquired for the purpose of being actively and frequently traded, adjusted to market value as a counter-entry to income for the period;

Available-for-sale securities – securities which are not specifically intended for trading purposes or as held to maturity, adjusted to market value as a counter-entry to a specific account in shareholders’ equity, at amounts net of tax effects;

Held-to-maturity securities – securities with the intention and financial capacity to be held in portfolio up to maturity, recorded at acquisition cost, plus income earned, as a counter-entry to income for the period; and

The securities classified in the trading and available-for-sale categories, as well as derivative financial instruments are stated by its estimated fair value in the consolidated balance sheet. The fair value generally is based on market prices quotations for assets or liabilities with similar characteristics. If market prices are not available, fair values are based on market operators’ quotations, pricing models, discounted cash flows or similar techniques to which the determination of fair value may require judgment or significant estimates by management.

f) Derivative financial instruments (assets and liabilities)

Derivative financial Instruments operations carried out for hedging purposes are structured as economic hedge, however they do not qualify as accounting hedge.

These are classified based on Management’s intended use thereof on the date of the contracting of the operation and whether it was carried out for hedging purposes or not.

g) Loan and leasing operations, advances on foreign exchange contracts, other receivables with characteristics of loan assignment and allowance for loan losses

Loan and leasing operations, advances on foreign exchange contracts and other receivables with characteristics of loan assignment are classified at their corresponding risk levels in compliance with: (i) the parameters established by CMN Resolution 2,682, at nine levels from “AA” (minimum risk) to “H” (maximum risk); and (ii) Management’s risk level assessment. This assessment, which is carried out on a periodic basis, considers current economic conditions and past loan loss experience, as well as specific and general risks relating to operations, borrowers and guarantors. Moreover, the length of the delay in payment defined in CMN Resolution 2,682 is also taken into account for client risk rating purposes as follows:

Past-due period	Client rating

• From15 to 30 days	B
• From31 to 60 days	C
• From61 to 90 days	D
• From91 to 120 days	E
• From121 to 150 days	F
• From151 to 180 days	G
• More than 180 days	H

The accrual of these operations past due up to 59 days is recorded in revenues and subsequent to the 60th day, in unearned income.

Past-due operations rated at “H” level remain at this level for six months, subsequent to which they are written-off against the existing allowance and controlled in memorandum accounts for at least five years, no longer being recorded in equity accounts.

Renegotiated operations are maintained, at least, with a classification equal to their prior rating. Renegotiated loan operations, already written-off against the allowance and which are recorded in memorandum accounts, are rated as “H” level and the possible revenues derived from their renegotiation are recognized as revenue only when they are effectively received. When there is a significant amortization of the operation or when new material facts justify the risk level change, the operation may be reclassified to a lower risk category.

The allowance for loan losses is calculated in an amount sufficient to cover probable losses and takes into consideration CMN and Bacen rules and instructions, connected to assessments carried out by the Management, in the credit risk determination.

h) Income tax and social contribution (assets and liabilities)

Tax credits on income tax and social contribution, calculated on tax losses, negative basis of social contribution and temporary additions are recorded in “Other Receivables - Sundry” and the provision for deferred tax liabilities on depreciation excess and market value adjustments of securities is recorded in“Other Liabilities – Tax and Social Security Activities”, and for depreciation excess only income tax rate is applied.

Tax credits on temporary additions will be realized upon use and/or reversal of the corresponding provisions on which they were recorded. Tax credits on tax losses and negative basis of social contribution will be realized as taxable income is generated, considering the 30% limit of the taxable profit of the reference period. Such tax credits are recorded based on the current expectations for realization, taking into account the technical studies and analyses carried out by the Management.

The provision for income tax is recorded at the base rate of 15% of taxable income, plus a 10% surcharge. As of May 1, 2008, social contribution on pre-tax income is calculated at a 15% rate for financial institutions and insurance companies and at 9% for other companies (up to April 30, 2008, this rate was 9% for all types of companies). The increase in the rate of social contribution payable by companies in the financial and insurance sectors was introduced by Provisional Measure 413 of January 3, 2008, (which became Law 11,727 on June 23, 2008) and is calculated pursuant to the rules issued by the tax authorities.

Tax credits from previous periods, resulting from the increase of the Social Contribution rate to 15% are recorded up to the limit of the corresponding consolidated tax liabilities (Note 34).

Provisions were recorded for other income and social contribution taxes in accordance with specific applicable legislation.

Pursuant to Provisional Measure 449/08, the changes in the determination criteria for income, cost and expenses used in the assessment of net income for the year, enacted by Law 11,638/07 and by Articles 36 and 37 of the aforementioned Provisional Measure, shall not have effect on the assessment of taxable income for corporate clients opting for subject to the RTT, but, for tax purposes, the accounting methods and criteria in force on December 31, 2007 shall be considered. For accounting purposes, the tax effects of adopting the Law 11,638/07 are recorded in corresponding deferred assets and liabilities.

i) Prepaid expenses

These record investments of resources in prepayments, whose rights of benefits or service provision will take place in future periods; therefore, they are recorded in assets considering the accrual method of accounting.

Prepayments correspond to the installment already paid for service rights to be received or for the future use of financial assets or resources from third parties.

This group is basically represented by: commission in the placement of financing, insurance selling expenses, insurance expenses and advertising expenses, as described in note 12b.

Thus, based on the “accrual method of accounting” and the “confrontation between income and expense,” incurred costs related to underlying assets which will generate income in subsequent periods are recorded in prepaid expenses. These assets are appropriated to the income in accordance with terms and amounts of benefits which are expected and directly written-off in the income when underlying assets and rights are no longer part of the institution’s assets or the expected future benefits cannot be realized.

j) Investments

The investments in subsidiaries, jointly controlled companies and affiliated companies, when relevant, are evaluated by the equity accounting method.

The exchange membership certificates of Bovespa, BM&F and Cetip were evaluated and adjusted at their unaudited book value, informed by the corresponding stock exchanges as counter-entry to the account highlighted in the shareholders’ equity up to the date of demutualization, and fiscal incentives and other investments are recorded at acquisition cost, net of the provision for losses, when applicable.

k) Fixed assets

These correspond to the rights aiming corporeal assets destined to the maintenance of activities or performed with this purpose, including those deriving from operations transferring risks, benefits and controls of entities’ assets.

This is stated at acquisition cost, net of respective accumulated depreciations, calculated by the straight-line method according to the estimated useful-economic life of assets, of which: premises – 4% p.a.; furniture and fixtures, machinery and equipment – 10% p.a.; transport systems – 20% p.a.; and data processing systems – 20% to 50% p.a.

l) Intangible assets

Intangible assets are the rights acquired related to immaterial assets meant for the entity’s maintenance or exercised with that purpose. Intangible assets with established useful live are usually amortized according to the straight-line method within an estimated economic benefit period.

Intangible assets are comprised of:

  Future profitability/client portfolio acquired and acquisition of the right to provide banking services.

  These are recorded and amortized in the period in which asset shall directly and indirectly contribute to the future cash flow.

  Software

  Software is recorded at cost less amortization by the straight-line method during the estimated useful life (20% to 50% p.a.), as from the date it is available for use. Internal software development expenses are recognized as assets when it is possible to show its intention and ability of completing such development, recording costs directly attributable to the software, which will be amortized during its estimated useful life, considering future economic benefits generated.

m) Impairment of non-financial assets

An impairment loss is recognized if the accounting value of an asset or its cash-generating unit exceeds its recoverable value. A cash generating unit is the smallest identifiable group of assets that generates cash flows materially independent from other assets and groups. Impairment losses are recognized in income.

Begining on 2008, the book value of non-financial assets, except other assets and tax credits, are tested, at least, annually for impairment.

n) Deposits and federal funds purchased and securities sold under agreements to repurchase

These are recorded at the amount of the liabilities and include, when applicable, related charges up to the balance sheet date, on a daily pro rata basis.

o) Provisions relating to insurance, private pension plans and certificated savings plans activities

Technical provisions are calculated according to actuarial technical notes approved by Susep and ANS, and criteria set forth by CNSP Resolutions 036/2000, 162/2006 and 181/2007.

  Insurance of basic, life and health lines

  – PPNG comprises retained premiums which are deferred during the term of effectiveness of the insurance agreements, determining the pro rata day value of the unearned premium of the period of the risk to accrue (future risk of policies in effect). When this provision’s insufficiency is ascertained by means of actuarial calculation, the Provision of Premium Insufficiency will be recorded.

  – The provision of IBNR claims is calculated on an actuarial basis to quantify the amount of claims occurred and not reported by those policyholders/beneficiaries. The provision is recorded net of recoveries of co-insurance and re-insurance.

  – The provision of unsettled claims is recorded based on the indemnities payment estimates, net of recoveries of co-insurance and re-insurance, pursuant to notices of claims received from those policyholders until the balance sheet date. The provision is monetarily restated and included all the claims under litigation. In the case of health insurance, according to the technical note approved by ANS, the provision of unsettled claims complements the provisions of IBNR claims.

  – PCP is recorded on a monthly basis to complement PPNG, considering the effective risks issued or not. The value of the PCP is the difference, if positive, between the average of the sum of the PPNG values daily verified and the recorded PPNG; and

  – The Provision of Benefits to be granted, of individual health plan portfolio, refers to a 5-year coverage for dependents in case the policyholders is deceased, adopting a formulation included in the Actuarial Technical Note approved by ANS.

  – The Provision of Benefits Granted, of individual health plan portfolio, is comprised by liabilities arising from payment release contractual clauses referring to the health plan coverage, and its recording complies with Resolution – RN 75/2004 of ANS, and by premiums for the payment release of Bradesco Saúde policyholders – “Plano GBS”.

  – Other technical provisions refer to the provision to face the differences of future readjustments of premiums and those required for the technical balance of the individual health plan portfolio, adopting a formulation included in the Actuarial Technical Note approved by ANS.

  Supplementary private pension plans and life insurance covering survival

  – The mathematical provision of benefits to be granted refers to participants whose benefits have not started yet. The mathematical provision of benefits granted refers to participants already using the benefits. Mathematical provisions related to private pension plans known as “traditional” represent the difference between the current value of the future benefits and the current value of the future contributions, corresponding to the obligations assumed under the form of retirement, disability, pension and savings funds plans. They are calculated according to the methodology and premises set forth in the Actuarial Technical Notes. The provisions linked to VGBL covering survival and to the private pension plans of PGBL category represent the amount of the contributions made by the participants, net of loadings and other contractual charges, plus financial earnings generated by the investment of resources in FIEs;

  – The contribution insufficiency provision is established to complement the mathematical provisions of benefits granted and to be granted, should they not be sufficient to guarantee future commitments. The provision is calculated on an actuarial basis and takes into consideration the actuarial table AT-2000 (mitigated), increased by 1.5% (improvement), considering males apart from females, who have higher life expectancy, and the actual interest rate of 4.3% p.a;

  – The financial fluctuation provision is established up to the limit of 15% of the mathematical provision of benefits to be granted related to the private pension plans in the category of variable contribution with guarantee of earnings to meet possible financial fluctuations; and

  – The administrative expenses provision is established to cover administrative expenses of the defined benefit and variable contribution plans. It is calculated in conformity with the methodology set forth in the Actuarial Technical Note.

  Certificated savings plans

  – The mathematical provision for redemptions is constituted for each active or suspended certificated savings plan during the term estimated in the general conditions of the plan. It is calculated according to the methodology set forth in the Actuarial Technical Notes approved by Susep;

  – The provisions for redemptions are established by the values of the expired certificated savings plans and also by the values of the certificated savings plans which have not expired but whose early redemption has been required by the clients. The provisions are monetarily restated based on the indexes estimated in each plan; and

  – The provisions for unrealized and payable drawing are recorded to meet premiums arising from future drawing (unrealized) and also for premiums arising from drawing in which clients were already selected (payable).

p) Contingent assets and liabilities and legal liabilities – tax and social security

The recognition, measuring and disclosure of contingent assets and liabilities and legal liabilities are made according to the criteria defined in CMN Resolution 3,535/08 and CVM Resolution 489/05.

  Contingent Assets: are not recognized on an accounting basis, except when the Management has total control of the situation or when there are real guarantees or favorable judicial decisions, for which more resources are not provided for, characterizing the gain as practically certain and by the confirmed capacity of its receipt or compensation with other liability recovery. The contingent assets whose chances of success is probable are disclosed in the notes to the financial statements (Note 18a);

  Contingent Liabilities: are recorded taking into consideration the opinion of the legal advisors, the nature of the lawsuits, the similarity with previous processes, the complexity and positioning of courts, whenever the loss is evaluated as probable, which would cause a probable outflow of resources for the settlement of liabilities and when the amounts involved are measurable with enough safety. The contingent liabilities classified as possible losses are not recognized on an accounting basis, and they must only be disclosed in the notes, when individually material, and those classified as remote do not require provision nor disclosure (notes 18b and 18c); and

  Legal Liabilities – Tax and Social Security: result from judicial proceedings related to tax liabilities, whose purpose of contestation is their legality or constitutionality, which, regardless of the evaluation about the probability of success, have their amounts fully recognized in the financial statements (Note 18b).

q) Expenses related to funding

In funding operations through the issue of securities, related expenses are recorded as write-down to liabilities and appropriated to income according to the operation term.

r) Other assets and liabilities

The assets are stated at their realizable amounts, including, when applicable, related income and monetary and exchange variations (on a daily pro rata basis), and provision for loss, when deemed appropriate. The liabilities include known or estimated amounts, plus related charges and monetary and exchange variations (on a daily pro rata basis).

4) Information for Comparison Purposes

As of September 2008, Bradesco started to consolidate Ágora Corretora and its subsidiaries in its financial statements.

a) Below the main balances of shareholders’ equity and statement of income on December 31, 2008:

In thousands of R$

Ágora CTVM and subsidiaries

Assets
Current and long-term assets	609,967
Available funds	961
Interbank investments	383,048
Securities and derivative financial instruments	103,332
Loan and leasing operations	37,906
Other credits and assets	84,720
Permanent assets	10,466
– Investments	1,039
– Fixed assets	4,723
– Intangible assets	4,704
Total	620,433

Liabilities
Current and long-term liabilities	421,578
Time, demand and other deposits	46,613
Other liabilities	374,965
Shareholders’ equity	198,855
Total	620,433

In thousands of R$

Statement of Income	Ágora CTVM and subsidiaries
from September 1 to December 31, 2008

Revenues from financial intermediation	27,497
Expenses from financial intermediation	(383)
Gross revenue from financial intermediation	27,114
Other operating income/expenses	(8,520)
Operating income	18,594
Non-operating income	(8)
Income before taxes on profit and interest	18,586
Income tax and social contribution	(6,086)
Income	12,500

b) Reclassifications

For a better comparison of the financial statements, reclassifications were carried out in the balances of the period ended on December 31, 2007 and September 30, 2008, to comply with the accounting procedures/classifications adopted on December 31, 2008:

Balance sheet	In thousands of R$

	December 31, 2007			September 30, 2008

	Previous disclosure	Reclassifications	Reclassified balance	Previous disclosure	Reclassifications	Reclassified balance

Assets
Current assets	259,884,466	(385,501)	259,498,965	319,213,713	(491,329)	318,722,384
Other receivables and assets	1,870,239	(385,501)	1,484,738	1,906,859	(491,329)	1,415,530
Prepaid expenses (1)	1,663,569	(385,501)	1,278,068	1,578,497	(491,329)	1,087,168
Long-term assets	77,629,777	(907,650)	76,722,127	98,571,556	(1,132,376)	97,439,180
Other receivables and assets	1,529,756	(907,650)	622,106	1,584,328	(1,132,376)	451,952
Prepaid expenses (1)	1,525,667	(907,650)	618,017	1,583,156	(1,132,376)	450,780
Permanent assets	3,670,161	1,252,511	4,922,672	4,920,445	1,579,911	6,500,356
Premises and equipment	2,284,078	(192,396)	2,091,682	2,506,700	(208,283)	2,298,417
Other premises and equipment (1)	4,347,693	(501,524)	3,846,169	4,768,236	(563,693)	4,204,543
Accumulated depreciation (1)	(3,139,668)	309,128	(2,830,540)	(3,307,500)	355,410	(2,952,090)
Deferred assets (1)	770,586	(770,586)	–	1,580,817	(1,580,817)	–
Organization and expansion expenses	1,850,219	(1,850,219)	–	2,098,660	(2,098,660)	–
Accumulated amortization	(1,079,633)	1,079,633	–	(1,204,312)	1,204,312	–
Goodwill in subsidiaries acquisition, net of amortization	–	–	–	686,469	(686,469)	–
Intangible assets (1)	–	2,215,493	2,215,493	–	3,369,011	3,369,011
Intangible assets	–	4,111,245	4,111,245	–	5,681,705	5,681,705
Accumulated amortization	–	(1,895,752)	(1,895,752)	–	(2,312,694)	(2,312,694)

Total Assets	341,184,404	(40,640)	341,143,764	422,705,714	(43,794)	422,661,920

Liabilities
Current liabilities	213,446,966	(40,640)	213,406,326	240,695,736	(43,794)	240,651,942
Security issue funds (1)	1,733,135	(8,408)	1,724,727	1,818,067	(15,635)	1,802,432
Securities abroad obligations	788,418	(8,408)	780,010	200,846	(15,635)	185,211
Borrowings (1)	–	–	–	13,309,754	(1,730)	13,308,024
Foreign loans	–	–	–	13,309,259	(1,730)	13,307,529
Other obligations (1)	21,625,541	(32,232)	21,593,309	26,737,498	(26,429)	26,711,069
Subordinated debts	650,635	(32,232)	618,403	399,703	(26,429)	373,274

Total liabilities	341,184,404	(40,640)	341,143,764	422,705,714	(43,794)	422,661,920

Statement of Income	On December 31, 2007 – In thousands of R$

	Previous disclosure	Reclassifications	Reclassified balance

Income from financial intermediation	41,604,523	1,218,943	42,823,466
Loan operations (2)	21,056,446	1,315,780	22,372,226
Income from securities operations (2)	6,546,676	1,313,803	7,860,479
Income from derivative financial instruments (2)	3,551,443	(1,410,640)	2,140,803
Expenses with financial intermediation	23,572,350	1,218,943	24,791,293
Federal funds purchased and securities sold under agreements to repurchase operations (2)	11,996,743	1,729,388	13,726,131
Borrowing and onlending operations (2)	1,453,221	(510,445)	942,776
Gross income from financial intermediation	18,032,173	–	18,032,173
Other operating income/expenses	(8,690,852)	–	(8,690,852)
Insurance, private pension plans and certificated savings plans retained premiums (3)	16,432,092	4,424,843	20,856,935
• Reinsurance premiums (3)	(5,046,877)	4,424,843	(622,034)
Variation of technical provisions from insurance, private pension plans and certificated savings plans (3)	(5,047,097)	(6,622,313)	(11,669,410)
Expenses with private pension plans benefits and redemptions (3)	(2,197,470)	2,197,470	–
Net income	8,009,724	–	8,009,724

(1) Account reclassifications to adapt to new accounting rules resulting from Law 11,638/07, CPC, CVM and CMN;
(2) The exchange variation of branches and subsidiaries’ operations abroad, which were distributed in the lines of the statement of income, according to the respective assets and liabilities which gave rise to these ones, were reallocated to item “Income from Derivative Financial Instruments”, to eliminate the effect of these hedge instruments of investments abroad; and
(3) In accordance with the resolution of Susep Circular Letter 356/2007 and Susep/Decon/GAB Circular Letter 003/2008, we are reclassifying Expenses Private Pension Plans with Benefits and Redemption and VGBL Redemptions to item “Variation of Technical Provision for Insurance, Private Pension Plans and Certificated Savings Plans”.

5) Adjusted Balance Sheet and Statement of Income by Business Segment

a) Balance sheet

	In thousands of R$

	Financial (1) (2)		Insurance group (2) (3)		Other Activities (2)	Amount eliminated (4)	Consolidated total

	Brazil	Abroad	Brazil	Abroad

Assets
Current and long-term assets	345,020,795	29,754,805	76,744,676	21,835	803,192	(5,542,975)	446,802,328
Funds available	5,903,034	3,328,766	83,542	9,612	7,932	(37,345)	9,295,541
Interbank investments	71,986,587	2,204,638	–	–	–	–	74,191,225
Securities and derivative financial instruments	53,975,878	7,306,286	71,215,044	7,843	255,725	(1,163,103)	131,597,673
Interbank and interdepartmental accounts	13,758,694	45,348	–	–	–	–	13,804,042
Loan and leasing operations	139,391,497	14,585,044	–	–	–	(3,430,984)	150,545,557
Other receivables and other assets	60,005,105	2,284,723	5,446,090	4,380	539,535	(911,543)	67,368,290
Permanent assets	24,565,626	52,267	1,209,076	42	192,719	(18,409,015)	7,610,715
Investments	18,423,729	43,046	916,423	–	74,314	(18,409,015)	1,048,497
Premises and equipment and leased assets	2,915,051	9,084	215,752	42	109,456	–	3,249,385
Intangible assets	3,226,846	137	76,901	–	8,949	–	3,312,833
Total on December 31, 2008	369,586,421	29,807,072	77,953,752	21,877	995,911	(23,951,990)	454,413,043
Total on September 30, 2008	345,496,248	27,772,149	77,612,669	26,829	1,009,440	(29,255,415)	422,661,920
Total on December 31, 2007	270,348,447	21,588,636	73,274,211	23,530	953,940	(25,045,000)	341,143,764

	In thousands of R$

	Financial (1) (2)		Insurance group (2) (3)		Other Activities (2)	Amount eliminated (4)	Consolidated total

	Brazil	Abroad	Brazil	Abroad

Liabilities
Current and long-term liabilities	334,745,386	20,762,960	69,054,746	3,976	537,401	(5,542,975)	419,561,494
Deposits	157,556,187	7,223,873	–	–	–	(286,707)	164,493,353
Federal funds purchased and securities sold under agreements to repurchase	79,923,309	54,024	–	–	–	(180)	79,977,153
Funds from issuance of securities	4,985,140	5,197,385	–	–	–	(1,170,854)	9,011,671
Interbank and interdepartmental accounts	2,912,410	1,309	–	–	–	–	2,913,719
Borrowing and onlending	31,161,728	3,959,021	–	–	–	(3,173,626)	31,947,123
Derivative financial instruments	1,251,802	790,189	–	–	–	(65)	2,041,926
Technical provisions from insurance, private pension plans and certificated savings plans	–	–	64,583,945	3,187	–	–	64,587,132
Other liabilities:
– Subordinated debts	15,988,024	3,260,542	–	–	–	–	19,248,566
– Other	40,966,786	276,617	4,470,801	789	537,401	(911,543)	45,340,851
Deferred income	267,480	–	6,026	–	–	–	273,506
Shareholders’ equity/minority interest in subsidiaries	317,011	9,044,112	8,892,980	17,901	458,510	(18,409,015)	321,499
Shareholders’ equity – parent company	34,256,544	–	–	–	–	–	34,256,544
Total on December 31, 2008	369,586,421	29,807,072	77,953,752	21,877	995,911	(23,951,990)	454,413,043
Total on September 30, 2008	345,496,248	27,772,149	77,612,669	26,829	1,009,440	(29,255,415)	422,661,920
Total on December 31, 2007	270,348,447	21,588,636	73,274,211	23,530	953,940	(25,045,000)	341,143,764

b) Statement of income

	In thousands of R$

	Financial (1) (2)		Insurance group (2) (3)		Other Activities (2)	Amount eliminated (4)	Consolidated total

	Brazil	Abroad	Brazil	Abroad

Revenues from financial intermediation	50,658,177	620,487	6,484,221	(3,315)	35,755	(184,351)	57,610,974
Expenses from financial intermediation	37,007,572	1,005,897	4,007,684	–	1,681	(184,140)	41,838,694
Gross income from financial intermediation	13,650,605	(385,410)	2,476,537	(3,315)	34,074	(211)	15,772,280
Other operating income/expenses	(9,477,388)	(91,188)	1,570,856	496	13,573	211	(7,983,440)
Operating income	4,173,217	(476,598)	4,047,393	(2,819)	47,647	–	7,788,840
Non-operating income	98,877	237,349	37,785	17	9,942	–	383,970
Income before tax on profit and interest	4,272,094	(239,249)	4,085,178	(2,802)	57,589	–	8,172,810
Income tax and social contribution	943,966	(657)	(1,431,862)	(1,776)	(28,422)	–	(518,751)
Minority interest in subsidiaries	(33,460)	–	(6)	–	(355)	–	(33,821)
Net income on December 31, 2008 (YTD)	5,182,600	(239,906)	2,653,310	(4,578)	28,812	–	7,620,238
Net Income on December 31, 2007 (YTD)	5,301,885	199,161	2,347,872	7,590	153,216	–	8,009,724
Net income in 4Q08	1,469,715	(384,899)	556,911	(6,495)	(30,145)	–	1,605,087
Net income in 3Q08	1,351,228	(93,418)	630,750	(1,749)	23,424	–	1,910,235

(1) The “Financial” segment comprises: financial institutions; holding companies (which are mainly responsible for managing financial resources); as well as credit card and asset management companies;
(2) The balances of equity accounts, income and expenses are being eliminated among companies from the same segment;
(3) The “Insurance Group” segment comprises insurance, private pension plans and certificated savings plans companies; and
(4) Amounts eliminated among companies from different segments, as well as operations carried out in Brazil and abroad.

6) Cash and Cash Equivalents

a) Cash and cash equivalents

	In thousands of R$

	2008		2007

	December 31	September 30	December 31

Funds available in domestic currency	5,822,653	4,893,885	4,963,418
Funds available in foreign currency	3,472,821	2,365,630	523,132
Investments in gold	67	57	56
Total funds available (cash)	9,295,541	7,259,572	5,486,606
Short-term interbank investments (1)	54,835,831	53,943,707	25,580,733
Total cash and cash equivalents	64,131,372	61,203,279	31,067,339

(1) Refers to operations whose maturity on the effective application date is 90 days or less.

b) Consolidated statement of changes in financial position

To better inform users of the financial statements, we present below the statement of changes in financial position, pursuant to the definitions of Cosif.

Consolidated statement of changes in financial position	In thousands of R$

	2008			2007

	4th Quarter	3rd Quarter	December 31 YTD	December 31 YTD

Origin of funds	57,301,362	55,338,811	136,849,848	84,483,670
Net income before income tax and social contribution	567,179	1,562,459	8,172,810	10,544,175
Adjustments to net income	4,407,422	2,756,388	15,035,068	13,239,467
Allowance for loan losses	2,559,020	1,823,900	7,884,099	5,497,709
Depreciation and amortization	580,936	279,279	1,395,758	796,991
Goodwill amortization	24,577	8,193	85,800	952,543
Recording (reversal) of provisions	(10,310)	(3,169)	(8,040)	2,375
Expenses related to civil, labor and tax provisions	278,219	242,834	1,925,657	2,551,885
Expenses related to restatement and interest on technical provisions for insurance, private pension and certificated savings plans	926,147	345,659	4,007,684	4,616,356
Income from interest in affiliated companies	(46,930)	(22,601)	(135,356)	(42,268)
Gain/Loss on other divestments	(151,203)	(29,011)	(629,712)	(1,224,491)
Gain/Loss on sale of fixed assets	30,143	264	25,113	(25,240)
Gain/Loss on proceeds from sale of foreclosed assets	115,214	44,368	203,634	51,018
Other	101,609	66,672	280,431	62,589
Adjustment at market value – available-for-sale securities	(795,480)	(839,011)	(2,131,480)	(174,685)
Variation in deferred income	46,428	19,634	84,359	8,687
Minority interest	(322,017)	454,819	132,266	86,759
Shareholders’ funds	–	–	1,206,874	789,559
Capital increase and goodwill by subscription	–	–	1,206,874	789,559
Third-party funds from:
– Increase in liabilities subgroups	38,715,100	29,136,870	102,099,916	58,099,712
Deposits	25,323,634	16,417,383	66,169,907	14,418,233
Federal funds purchased and securities sold under agreements to repurchase	–	–	6,343,504	25,958,216
Funds from the issue of securities	2,476,049	1,105,764	2,523,297	860,503
Interbank accounts	–	–	–	10,818
Interdepartmental accounts	593,425	249,840	379,566	295,522
Borrowing and onlending	–	7,243,408	8,537,576	5,990,502
Derivative financial instruments	–	728,260	1,090,193	432,729
Technical provisions from insurance, certificated savings plans and private pension plans	772,774	474,813	2,053,183	4,780,695
Other liabilities	9,549,218	2,917,402	15,002,690	5,352,494
– Decrease in assets subgroups	14,345,820	21,997,479	10,955,037	–
Liquidity interbank investments	–	21,952,151	–	–

Consolidated statement of changes in financial position		In thousands of R$

		2008			2007

		4th Quarter	3rd Quarter	December 31 YTD	December 31 YTD

Securities and derivative financial instruments		774,788	–	–	–
Interbank accounts		13,237,675	–	10,288,432	–
Interdepartmental accounts		39,591	–	373,402	–
Insurance premiums receivable		26,381	–	–	–
Other receivables and assets		267,385	45,328	293,203	–
– Sale (write-off) of assets and investments		311,109	247,018	1,219,217	1,878,409
Foreclosed assets		50,259	115,309	292,627	145,447
Premises and equipment and leased assets		–	62,616	86,800	286,886
Investments		260,850	69,093	833,298	1,442,595
Sale (write-off) of intangible assets		–	–	6,492	3,481
– Dividends and interest on shareholders’ equity received		25,801	3,155	75,781	11,587
Investment of funds		54,373,269	47,604,729	103,785,815	76,306,762
Dividends and interest on shareholders’ equity paid		116,178	503,525	2,903,283	804,923
Acquisition of own shares		1,103	642	4,853	81,439
Inversions in		1,275,472	713,536	3,032,934	2,093,755
Foreclosed assets		270,021	182,065	858,046	234,168
Premises and equipment and leased assets		691,020	270,109	1,331,190	819,705
Investments		314,431	261,362	843,698	1,039,882
Investments in intangible assets		816,934	902,498	2,083,507	312,651
Increase in assets subgroups		44,143,778	34,501,016	95,757,526	73,013,994
Interbank investments		15,938,119	–	7,306,996	4,189,822
Securities		–	13,416,198	17,142,398	17,201,710
Interbank accounts		–	913,350	–	4,911,708
Interdepartmental accounts		–	4,571	–	243,024
Loan operations		7,285,002	10,095,620	29,593,970	33,956,812
Leasing operations		1,292,581	4,253,367	12,335,010	4,316,836
Other credits		19,628,076	5,769,718	29,292,939	6,782,165
Insurance premiums receivable		–	48,192	86,213	19,314
Other receivables and assets		–	–	–	1,392,603
Decrease in liabilities subgroups		8,019,804	10,983,512	3,712	–
Federal funds purchased and securities sold under agreements to repurchase		7,486,629	10,814,352	–	–
Interbank accounts		218,233	169,160	3,712	–
Borrowings and onlendings		30,885	–	–	–
Derivative financial instruments		284,057	–	–	–
Increase/(decrease) in cash and cash equivalents		2,928,093	7,734,082	33,064,033	8,176,908

Changes in cash and cash equivalents	At the beginning of the period	61,203,279	53,469,197	31,067,339	22,890,431
	At the end of the period	64,131,372	61,203,279	64,131,372	31,067,339
	Increase/ (decrease) in cash and cash equivalents	2,928,093	7,734,082	33,064,033	8,176,908

7) Interbank Investments

a) Breakdown and terms

	In thousands of R$

	2008						2007

	Up to 30 days	From 31 to 180 days	From 181 to 360 days	More than 360 days	December 31	September 30	December 31

Investments in the open market:
Own portfolio position	17,351,433	817,552	1,277,083	–	19,446,068	4,956,381	1,256,066
• Financial treasury bills	3,609,090	–	–	–	3,609,090	180,331	199,103
• National treasury notes	10,673,454	812,337	372,290	–	11,858,081	3,514,295	7,017
• National treasury bills	3,043,763	–	904,793	–	3,948,556	1,074,099	863,653
• Other	25,126	5,215	–	–	30,341	187,656	186,293
Funded status	39,578,652	171,531	–	–	39,750,183	45,689,258	29,578,846
• Financial treasury bills	38,054,546	–	–	–	38,054,546	7,762,361	22,020,821
• National treasury notes	–	171,531	–	–	171,531	8,102,667	1,365,972
• National treasury bills	1,524,106	–	–	–	1,524,106	29,824,230	6,192,053
Short position	1,530,760	422,409	285,196	–	2,238,365	2,054,125	1,179,949
• National treasury bills	1,530,760	422,409	285,196	–	2,238,365	2,054,125	1,179,949
Subtotal	58,460,845	1,411,492	1,562,279	–	61,434,616	52,699,764	32,014,861
Interest-earning deposits in other banks:
• Interest-earning deposits in other banks	6,277,694	4,417,156	1,335,792	729,110	12,759,752	4,664,361	5,617,413
• Provisions for losses	(41)	(296)	(2,482)	(324)	(3,143)	(13,438)	(10,149)
Subtotal	6,277,653	4,416,860	1,333,310	728,786	12,756,609	4,650,923	5,607,264
Total on December 31, 2008	64,738,498	5,828,352	2,895,589	728,786	74,191,225
%	87.3	7.9	3.9	0.9	100.0
Total on September 30, 2008	48,553,240	6,963,463	1,086,836	747,148		57,350,687
%	84.7	12.1	1.9	1.3		100.0
Total on December 31, 2007	30,429,725	4,076,005	2,461,314	655,081			37,622,125
%	80.9	10.8	6.5	1.8			100.0

b) Income from interbank investments

Classified in the statement of income as income on securities transactions

	In thousands of R$

	2008			2007

	4th Quarter	3rd Quarter	December 31 YTD	December 31 YTD

Income from investments in purchase and sale commitments:
Own portfolio position	291,306	312,649	1,011,378	371,723
Funded status	1,363,792	1,476,790	4,751,974	2,781,230
Short position	299,071	188,654	690,080	52,357
Unrestricted securities	–	48	12,672	223,110
Subtotal	1,954,169	1,978,141	6,466,104	3,428,420
Income from interest-earning deposits in other banks	204,894	326,390	770,070	485,773
Total (Note 8g)	2,159,063	2,304,531	7,236,174	3,914,193

8) Securities and Derivative Financial Instruments

Find below the information related to securities and derivative financial instruments:

a) Summary of the consolidated classification of securities by business segment and issuer

	In thousands of R$

	2008								2007

	Financial	Insurance/ certificated savings plans	Private pension plans	Other activities	December 31%		September 30%		December 31%

Trading securities	49,565,780	2,153,932	28,409,104	255,067	80,383,883	69.8	75,983,153	65.2	68,126,480	65.4
– Government securities	33,395,479	853,664	207,402	192,668	34,649,213	30.1	31,897,574	27.3	28,322,479	27.2
– Corporate bonds	13,806,161	1,300,268	220,549	62,399	15,389,377	13.3	14,669,297	12.6	10,161,995	9.7
– Derivative financial instruments (1)	2,364,140	–	–	–	2,364,140	2.1	1,926,019	1.7	1,207,040	1.2
– PGBL / VGBL restricted bonds	–	–	27,981,153	–	27,981,153	24.3	27,490,263	23.6	28,434,966	27.3
Available-for-sale securities	6,919,083	1,962,469	1,914,241	477	10,796,270	9.4	16,730,366	14.3	22,987,311	22.0
– Government securities	2,700,433	81,367	182,936	–	2,964,736	2.6	8,266,720	7.1	17,276,212	16.5
– Corporate bonds	4,218,650	1,881,102	1,731,305	477	7,831,534	6.8	8,463,646	7.2	5,711,099	5.5
Held-to-maturity securities	1,160,149	6,313,953	16,546,805	–	24,020,907	20.8	23,968,349	20.5	13,140,335	12.6
– Government securities	1,160,149	6,229,633	15,936,035	–	23,325,817	20.2	23,249,197	19.9	12,685,570	12.2
– Corporate bonds	–	84,320	610,770	–	695,090	0.6	719,152	0.6	454,765	0.4
Subtotal	57,645,012	10,430,354	46,870,150	255,544	115,201,060	100.0	116,681,868	100.0	104,254,126	100.0
Purchase and sale commitments (2)	2,723,656	3,187,069	10,485,888	–	16,396,613		15,690,593		10,197,583

Overall total	60,368,668	13,617,423	57,356,038	255,544	131,597,673		132,372,461		114,451,709

– Government securities	37,256,061	7,164,664	16,326,373	192,668	60,939,766	52.9	63,413,491	54.3	58,284,261	55.9
– Corporate bonds	20,388,951	3,265,690	2,562,624	62,876	26,280,141	22.8	25,778,114	22.1	17,534,899	16.8
– PGBL / VGBL restricted bonds	–	–	27,981,153	–	27,981,153	24.3	27,490,263	23.6	28,434,966	27.3
Subtotal	57,645,012	10,430,354	46,870,150	255,544	115,201,060	100.0	116,681,868	100.0	104,254,126	100.0
Purchase and sale commitments (2)	2,723,656	3,187,069	10,485,888	–	16,396,613		15,690,593		10,197,583
Overall total	60,368,668	13,617,423	57,356,038	255,544	131,597,673		132,372,461		114,451,709

b) Consolidated portfolio breakdown by issuer

Securities (3)	In thousands of R$

	2008									2007

	December 31							September 30		December 31

	Up to 30 days	From 31 to 180 days	From 181 to 360 days	More than 360 days	Market value/ book value (5) (6) (7)	Restated cost value	Mark-to- market	Market value/ book value (5) (6) (7)	Mark-to- market	Market value/ book value (5) (6) (7)	Mark-to- market

Government securities	5,406,533	3,006,439	4,823,097	47,703,697	60,939,766	60,178,348	761,418	63,413,491	33,383	58,284,261	1,182,451
Financial treasury bills	2,242,896	1,155,212	699,693	3,870,894	7,968,695	7,977,614	(8,919)	6,123,308	(7,569)	5,263,819	(1,697)
National treasury bills	3,079,064	26,533	2,298,534	1,006,382	6,410,513	6,372,600	37,913	13,199,292	(9,429)	16,022,640	(44,888)
National treasury notes	82,573	1,077,836	813,725	39,164,817	41,138,951	40,863,758	275,193	36,149,057	(265,271)	31,894,101	826,991
Brazilian foreign debt notes	–	2,405	3	3,561,807	3,564,215	3,142,417	421,798	2,887,418	268,283	3,120,681	383,847
Privatization currencies	–	–	–	99,658	99,658	86,534	13,124	80,329	17,036	79,535	18,467
Foreign government securities	–	744,453	1,011,142	–	1,755,595	1,733,279	22,316	4,971,958	30,348	1,901,355	(253)
Other	2,000	–	–	139	2,139	2,146	(7)	2,129	(15)	2,130	(16)
Corporate bonds	7,268,588	5,479,802	2,267,202	11,264,549	26,280,141	26,874,256	(594,115)	25,778,114	245,936	17,534,899	1,167,203
Bank deposit certificates	175,663	157,693	978,584	720,362	2,032,302	2,032,302	–	2,064,177	–	2,484,282	–
Shares	3,363,189	–	–	–	3,363,189	4,219,872	(856,683)	4,056,205	78,683	3,528,606	833,313
Debentures	61,247	56,285	30,972	7,087,690	7,236,194	7,166,859	69,335	6,988,278	43,214	5,751,725	135,160
Promissory notes	44,620	4,395,037	475,714	107	4,915,118	4,915,118	–	2,506,378	–	156,362	–
Foreign corporate bonds	7,050	120,677	23,104	1,748,911	1,899,742	2,055,188	(155,446)	4,826,366	(113,711)	1,841,055	31,190
Derivative financial instruments (1)	555,380	713,942	717,555	377,263	2,364,140	1,962,219	401,921	1,926,019	310,148	1,207,040	116,623
Other	3,061,799	36,168	41,273	1,330,216	4,469,456	4,522,698	(53,242)	3,410,691	(72,398)	2,565,829	50,917
PGBL / VGBL restricted bonds	2,875,604	3,646,450	2,870,023	18,589,076	27,981,153	27,981,153	–	27,490,263	–	28,434,966	–
Subtotal	15,550,725	12,132,691	9,960,322	77,557,322	115,201,060	115,033,757	167,303	116,681,868	279,319	104,254,126	2,349,654
Purchase and sale commitments (2)	10,593,561	1,592,109	1,158,350	3,052,593	16,396,613	16,396,613	–	15,690,593	–	10,197,583	–
Overall total	26,144,286	13,724,800	11,118,672	80,609,915	131,597,673	131,430,370	167,303	132,372,461	279,319	114,451,709	2,349,654

c) Consolidated classification by category, days to maturity and business segment

I) Trading securities

Securities (3)	In thousands of R$

	2008									2007

	December 31							September 30		December 31

	Up to 30 days	From 31 to 180 days	From 181 to 360 days	More than 360 days	Market value/ book value (5) (6) (7)	Restated cost value	Mark-to- market	Market value/ book value (5) (6) (7)	Mark-to- market	Market value/ book value (5) (6) (7)	Mark-to- market

– Financial	8,377,073	7,354,820	5,999,825	27,834,062	49,565,780	48,312,009	1,253,771	44,730,606	199,881	34,057,176	122,418
National treasury bills	3,020,593	24,383	2,225,919	988,824	6,259,719	6,221,773	37,946	12,743,534	(9,429)	15,101,745	(44,888)
Financial treasury bills	2,203,487	1,031,605	552,093	2,716,558	6,503,743	6,512,856	(9,113)	4,312,716	(8,349)	3,237,289	(2,118)
Bank deposit certificates	63,195	80,218	637,936	613,402	1,394,751	1,394,751	–	1,513,292	–	1,344,527	–
Derivative financial instruments (1)	555,380	713,942	717,555	377,263	2,364,140	1,962,219	401,921	1,926,019	310,148	1,207,040	116,623
Debentures	12,185	3,794	24,539	5,022,925	5,063,443	4,990,915	72,528	4,824,458	40,647	3,981,285	128,826
Promissory notes	44,198	4,395,037	–	107	4,439,342	4,439,342	–	2,047,831	–	–	–
Brazilian foreign debt notes	–	–	–	43,072	43,072	40,792	2,280	34,514	1,314	36,219	3,355
National treasury notes (4)	72,230	354,637	812,166	17,594,329	18,833,362	18,555,966	277,396	7,740,060	(165,063)	5,163,250	(82,034)
Foreign corporate securities	7,050	6,707	18,475	72,988	105,220	110,813	(5,593)	3,217,050	257	777,468	2,907
Foreign government securities	–	744,453	1,011,130	–	1,755,583	1,733,267	22,316	4,971,958	30,348	1,901,355	(253)
Shares (4)	471,897	–	–	–	471,897	17,807	454,090	82,694	(67)	19,132	–
Other	1,926,858	44	12	404,594	2,331,508	2,331,508	–	1,316,480	75	1,287,866	–
– Insurance companies and certificated savings plans	907,276	107,574	356,795	782,287	2,153,932	2,153,932	–	3,026,837	–	4,838,658	–
Financial treasury bills	–	36,493	70,629	588,185	695,307	695,307	–	1,104,940	–	1,373,192	–
National treasury bills	29,775	–	–	17,558	47,333	47,333	–	323,412	–	890,383	–
Bank deposit certificates	10	71,081	284,607	4,370	360,068	360,068	–	343,606	–	952,830	–
National treasury notes	–	–	1,559	109,465	111,024	111,024	–	275,361	–	222,136	–
Shares	27,117	–	–	–	27,117	27,117	–	24,588	–	168,643	–
Debentures	–	–	–	32,501	32,501	32,501	–	90,338	–	348,774	–
Promissory notes	62	–	–	–	62	62	–	–	–	59,921	–
Other	850,312	–	–	30,208	880,520	880,520	–	864,592	–	822,779	–

Securities (3)	In thousands of R$

	2008									2007

	December 31							September 30		December 31

	Up to 30 days	From 31 to 180 days	From 181 to 360 days	More than 360 days	Market value/ book value (5) (6) (7)	Restated cost value	Mark-to- market	Market value/ book value (5) (6) (7)	Mark-to- market	Market value/ book value (5) (6) (7)	Mark-to- market

– Private pension plans	3,092,788	3,651,225	2,875,834	18,789,257	28,409,104	28,409,104	–	27,944,509	–	28,972,358	–
Financial treasury bills	–	4,775	642	192,256	197,673	197,673	–	181,899	–	208,504	–
National treasury notes	–	–	–	2,731	2,731	2,731	–	2,664	–	4,190	–
Bank deposit certificates	–	–	5,169	–	5,169	5,169	–	3,995	–	492	–
National treasury bills	6,998	–	–	–	6,998	6,998	–	6,764	–	6,238	–
Shares	1,571	–	–	–	1,571	1,571	–	2,300	–	88,976	–
Debentures	–	–	–	3,021	3,021	3,021	–	2,335	–	480	–
Promissory notes	–	–	–	–	–	–	–	–	–	96,441	–
PGBL / VGBL restricted bonds	2,875,604	3,646,450	2,870,023	18,589,076	27,981,153	27,981,153	–	27,490,263	–	28,434,966	–
Other	208,615	–	–	2,173	210,788	210,788	–	254,289	–	132,071	–
– Other activities	78,222	7,161	29,496	140,188	255,067	255,067	–	281,201	–	258,288	–
Financial treasury bills	39,409	3,919	4,091	117,091	164,510	164,510	–	135,186	–	126,351	–
Bank deposit certificates	5,052	3	20,433	2,058	27,546	27,546	–	19,741	–	25,703	–
National treasury bills	14,797	2,150	868	–	17,815	17,815	–	56,808	–	24,274	–
Debentures	8,215	483	4,104	21,039	33,841	33,841	–	61,268	–	50,468	–
National treasury notes	10,343	–	–	–	10,343	10,343	–	7,758	–	27,351	–
Other	406	606	–	–	1,012	1,012	–	440	–	4,141	–
Subtotal	12,455,359	11,120,780	9,261,950	47,545,794	80,383,883	79,130,112	1,253,771	75,983,153	199,881	68,126,480	122,418
Purchase and sale commitments (2)	10,593,561	1,592,109	1,158,350	3,052,593	16,396,613	16,396,613	–	15,690,593	–	10,197,583	–
– Financial	–	7,715	47,136	2,668,805	2,723,656	2,723,656	–	3,085,069	–	2,370,691	–
– Insurance companies and certificated savings plans	2,409,272	385,862	391,935	–	3,187,069	3,187,069	–	2,982,261	–	1,947,216	–
– Private pension plans	8,184,289	1,198,532	719,279	383,788	10,485,888	10,485,888	–	9,623,263	–	5,879,676	–
– PGBL/VGBL	7,767,697	1,198,456	718,635	383,788	10,068,576	10,068,576	–	9,195,792	–	5,495,122	–
– Funds	416,592	76	644	–	417,312	417,312	–	427,471	–	384,554	–
Overall total	23,048,920	12,712,889	10,420,300	50,598,387	96,780,496	95,526,725	1,253,771	91,673,746	199,881	78,324,063	122,418
Derivative financial instruments (liabilities)	(1,231,548)	(368,414)	(194,319)	(247,645)	(2,041,926)	(1,857,167)	(184,759)	(2,325,983)	(165,976)	(951,733)	(54,310)

II) Available -for-sale securities

Securities (3)	In thousands of R$

	2008									2007

	December 31							September 30		December 31

	Up to 30 days	From 31 to 180 days	From 181 to 360 days	More than 360 days	Market value/ book value (5) (6) (7)	Restated cost value	Mark-to- market	Market value/ book value (5) (6) (7)	Mark-to- market	Market value/ book value (5) (6) (7)	Mark-to- market

– Financial	620,822	180,965	151,553	5,965,743	6,919,083	6,949,549	(30,466)	12,401,469	373,643	9,343,427	587,425
National treasury bills	6,901	–	71,747	–	78,648	78,681	(33)	68,774	–	–	–
Brazilian foreign debt securities	–	2,405	3	2,371,053	2,373,461	1,953,943	419,518	1,925,089	266,969	2,218,707	380,492
Foreign corporate securities	–	113,970	4,629	1,675,923	1,794,522	1,944,375	(149,853)	1,609,316	(113,968)	1,063,587	28,283
National treasury notes (4)	–	–	–	15,950	15,950	18,153	(2,203)	5,814,002	(100,208)	3,804,559	(70,293)
Financial treasury bills	–	22,681	1,133	106,751	130,565	130,536	29	130,168	575	91,792	127
Bank deposit certificates	107,006	6,391	30,439	100,532	244,368	244,368	–	181,898	–	158,011	–
Debentures	40,847	–	2,329	777,799	820,975	824,145	(3,170)	768,345	(2,082)	798,457	(2,267)
Shares (4)	441,038	–	–	–	441,038	688,038	(247,000)	917,466	391,523	861,112	219,664
Privatization currencies	–	–	–	99,658	99,658	86,534	13,124	98,803	15,000	79,535	18,467
Foreign governments bonds	–	–	12	–	12	12	–
Other	25,030	35,518	41,261	818,077	919,886	980,764	(60,878)	887,608	(84,166)	267,667	12,952
– Insurance companies and certificated savings plans	1,135,208	70,282	176,214	580,765	1,962,469	2,490,411	(527,942)	2,160,357	(173,453)	1,138,563	206,142
Financial treasury bills	–	20,282	17,643	43,442	81,367	81,339	28	74,668	41	73,765	31
Shares	1,082,630	–	–	–	1,082,630	1,618,206	(535,576)	1,362,430	(191,857)	901,387	159,561
Debentures	–	50,000	–	537,323	587,323	587,346	(23)	522,382	4,649	116,656	8,601
Promissory notes	–	–	158,571	–	158,571	158,571	–	152,849	–	–	–
Bank deposit certificates	–	–	–	–	–	–	–	–	–	456	–
National treasury notes	–	–	–	–	–	–	–	–	–	230	–
Other	52,578	–	–	–	52,578	44,949	7,629	48,028	13,714	46,069	37,949
– Private pension plans	1,338,859	35,457	370,605	169,320	1,914,241	2,442,360	(528,119)	2,166,817	(120,812)	12,494,362	1,433,580
Shares	1,338,859	–	–	–	1,338,859	1,867,115	(528,256)	1,666,649	(120,976)	1,489,250	454,000
Financial treasury bills	–	35,457	53,462	94,017	182,936	182,799	137	171,561	164	137,704	262
National treasury notes	–	–	–	–	–	–	–	–	–	10,867,408	979,318
Promissory notes	–	–	317,143	–	317,143	317,143	–	305,698	–	–	–
Other	–	–	–	75,303	75,303	75,303	–	22,909	–	–	–
– Other activities	477	–	–	–	477	418	59	1,723	60	10,959	89
Bank deposit certificates	400	–	–	–	400	400	–	1,645	–	2,263	–
Debentures	–	–	–	–	–	–	–	–	–	840	–
Shares	77	–	–	–	77	18	59	78	60	106	88
Financial treasury bills	–	–	–	–	–	–	–	–	–	384	1
Other	–	–	–	–	–	–	–	–	–	7,366	–
Overall total	3,095,366	286,704	698,372	6,715,828	10,796,270	11,882,738	(1,086,468)	16,730,366	79,438	22,987,311	2,227,236

III) Held-to-maturity securities

Securities	In thousands of R$

	2008						2007

	December 31					September 30	December 31

	Up to 30 days	From 31 to 180 days	From 181 to 360 days	More than 360 days	Restated cost value (5)	Restated cost value (5)	Restated cost value (5)

Financial	–	–	–	1,160,149	1,160,149	939,862	880,484
Brazilian foreign debt notes	–	–	–	1,147,682	1,147,682	927,815	865,755
Financial treasury bills	–	–	–	12,467	12,467	12,047	14,729
Insurance companies and certificated savings plans	–	723,199	–	5,590,754	6,313,953	6,196,126	5,385,916
Debentures	–	–	–	84,320	84,320	87,268	–
National treasury notes	–	723,199	–	5,506,434	6,229,633	6,108,858	5,385,916
Private pension plans	–	2,008	–	16,544,797	16,546,805	16,832,361	6,873,935
Debentures	–	2,008	–	608,762	610,770	631,884	454,765
National treasury notes	–	–	–	15,935,908	15,935,908	16,200,354	6,419,061
Financial treasury bills	–	–	–	127	127	123	109
Overall total (4)	–	725,207	–	23,295,700	24,020,907	23,968,349	13,140,335

d) Breakdown of the portfolios by publication items

	In thousands of R$

	2008						2007

	Up to 30 days	From 31 to 180 days	From 181 to 360 days	More than 360 days	Total on December 31 (3) (5) (6) (7)	Total on September 30 (3) (5) (6) (7)	Total on December 31 (3) (5) (6) (7)

Own portfolio	22,866,230	12,596,416	8,256,265	60,333,212	104,052,123	102,011,049	84,079,171
Fixed income securities	19,503,041	12,596,416	8,256,265	60,333,212	100,688,934	97,954,844	80,550,565
• Financial treasury bills	2,242,896	1,117,054	160,166	2,314,402	5,834,518	5,008,388	3,793,362
• Purchase and sale commitments (2)	10,593,561	1,592,109	1,158,350	3,052,593	16,396,613	15,690,593	10,197,583
• National treasury notes	82,573	727,967	6,927	22,737,678	23,555,145	23,209,121	24,584,443
• Brazilian foreign debt securities	–	2,405	3	2,182,240	2,184,648	2,359,474	761,708
• Bank deposit certificates	175,663	157,693	978,584	720,362	2,032,302	2,064,177	2,484,282
• National treasury bills	356,388	118	1,500,990	599,943	2,457,439	1,664,698	1,863,200
• Foreign corporate securities	7,050	120,677	23,104	1,718,766	1,869,597	2,803,307	1,270,340
• Debentures	61,247	56,285	29,989	7,087,690	7,235,211	6,792,141	2,535,005
• Promissory notes	44,260	4,395,037	475,714	107	4,915,118	2,506,378	156,362
• Foreign government securities	–	744,453	1,011,142	–	1,755,595	4,971,958	1,901,355
• PGBL/VGBL restricted bonds	2,875,604	3,646,450	2,870,023	18,589,076	27,981,153	27,490,263	28,434,966
• Other	3,063,799	36,168	41,273	1,330,355	4,471,595	3,394,346	2,567,959

Equity securities	3,363,189	–	–	–	3,363,189	4,056,205	3,528,606
• Shares of listed companies (technical provision)	1,282,595	–	–	–	1,282,595	706,921	221,230
• Shares of listed companies (other) (4)	2,080,594	–	–	–	2,080,594	3,349,284	3,307,376

Subject to commitments	2,722,676	414,442	2,111,298	19,890,940	25,139,356	28,391,068	24,154,834
Repurchase agreement	91	36,523	870,278	3,358,478	4,265,370	6,356,991	11,731,427
• National treasury bills	91	–	181,526	66,825	248,442	2,365,011	1,948,834
• Brazilian foreign debt securities	–	–	–	671,665	671,665	527,944	2,358,973
• Financial treasury bills	–	7,912	481,282	658,282	1,147,476	83,870	889,521
• National treasury notes	–	28,611	206,487	1,931,561	2,166,659	1,160,970	2,746,664
• Foreign corporate securities	–	–	–	30,145	30,145	2,023,059	570,715
• Debentures	–	–	983	–	983	196,137	3,216,720

	In thousands of R$

	2008						2007

					Total on	Total on	Total on
	Up to 30	From 31 to	From 181 to	More than	December	September	December
	days	180 days	360 days	360 days	31	30	31
					(3) (5) (6) (7)	(3) (5) (6) (7)	(3) (5) (6) (7)

Brazilian Central Bank	2,712,520	321,258	559,103	9,590,303	13,183,184	16,412,647	8,273,662
• National treasury bills	2,712,520	–	–	55,241	2,767,761	7,048,085	7,755,646
• National treasury notes	–	321,258	559,103	9,535,062	10,415,423	8,998,551	511,264
• Financial treasury bills	–	–	–	–	–	366,011	6,752

Privatization currencies	–	–	–	99,658	99,658	98,803	79,535
Collateral provided	10,065	56,661	681,917	6,842,501	7,591,144	5,522,627	4,070,210
• National treasury bills	10,065	26,415	593,723	284,373	914,576	2,096,299	1,665,429
• Financial treasury bills	–	30,246	46,986	889,710	966,942	645,913	555,516
• National treasury notes	–	–	41,208	4,960,516	5,001,724	2,780,415	1,849,265
• Brazilian foreign debt securities	–	–	–	707,902	707,902	–	–

Derivative financial instruments (1)	555,380	713,942	717,555	377,263	2,364,140	1,926,019	1,207,040

Securities purpose of unrestricted purchase and sale
commitments	–	–	33,554	8,500	42,054	44,325	5,010,664
• National treasury bills	–	–	22,295	–	22,295	25,199	2,789,531
• National treasury notes	–	–	–	–	–	–	2,202,465
• Financial treasury bills	–	–	11,259	8,500	19,759	19,126	18,668

Overall total	26,144,286	13,724,800	11,118,672	80,609,915	131,597,673	132,372,461	114,451,709
%	19.9	10.4	8.4	61.3	100.0	100.0	100.0
(1) For comparison purposes with the criterion adopted by Bacen Circular Letter 3,068 and due to securities characteristics, we are considering the derivative financial instruments under the category “Trading Securities”;
(2) These refer to investment funds and managed portfolios applied in purchase and sale commitments with Bradesco, the owners of which are subsidiaries, included in the consolidated financial statements;
(3) The investment fund quotas were distributed according to instruments composing their portfolios and preserving the classification of funds category;
(4) In compliance with the provisions of Article 8 of Bacen Circular Letter 3,068, Bradesco declares that it has both the financial capacity and the intention to hold to maturity the securities classified in the held to maturity securities’ category. This financial capacity is evidenced in Note 32a, which presents the maturities of asset and liability operations on the reference date of December 31, 2008. On June 30, 2008, R$9,248,661 thousand were transferred from “Available-for-Sale Securities” to “Held-to-Maturity Securities”, related to securities held by Bradesco Vida e Previdência, pursuant to Susep/Decon/Geaco Circular Letter 130/08. On December 31, 2008, R$454,090 thousand of shares issued by Visa Inc. related and R$9,836,218 thousand were transferred from NTN “Available-for-Sale Securities” to “Trading Securities”; and respective amounts of R$454,090 thousand and R$211,085 thousand were also transferred, due to the management’s intention as to their trading;
(5) The number of days to maturity was based on the maturity of the securities, regardless of their accounting classification;
(6) This column reflects book value subsequent to mark-to-market according to item (7), except for held-to-maturity securities, whose market value is higher than the restated cost value in the amount of R$1,550,399 thousand (September 30, 2008 – R$1,383,810 thousand and December 31, 2007 – R$1,246,211 thousand); and
(7) The market value of securities is determined based on the market price available on the balance sheet date. Should there be no market prices available, amounts are estimated based on the prices quoted by dealers, on price definition models, quotation models or price quotations for instruments with similar characteristics; in case of investment funds, the restated cost reflects the market value of respective quotas.

e) Derivative financial instruments

Bradesco carries out transactions involving derivative financial instruments, which are recorded in equity or memorandum accounts, to meet its own needs to manage Bradesco’s global exposure, as well as to answer its clients’ requests, in order to manage their exposures. These operations involve a series of derivatives, including interest rate swaps, currency swaps, futures and options. Bradesco’s risk management policy is based on the utilization of derivative financial instruments with a view to mitigating risks deriving from operations carried out by Bradesco and its subsidiaries.

The securities classified in the trading and available-for-sale categories, as well as derivative financial instruments are stated at the consolidated balance sheet by its estimated fair value. The fair value generally is based on market prices quotations for assets or liabilities with similar characteristics. If market prices are not available, fair values are based on market operator’s quotations, pricing models, discounted cash flows or similar techniques to which the determination of fair value may require judgment or significant estimates by management.

For derivative financial instruments, market price quotations are used to determine the fair value of these instruments. The fair value of swaps is determined by using discounted cash flows modeling techniques that use yield curves, reflecting adequate risk factors. The information to build yield curves is mainly obtained at BM&FBovespa and in the domestic and international secondary market. These yield curves are used to determine the fair value of currency swaps, interest rate swaps and other risk factors. The fair value of forward and futures contracts is also determined based on market price quotations for derivatives traded at the stock exchange or using methodologies similar to those outlined for swaps. Fair value of loan derivative instruments is determined based on market price quotation or from specialized entities. The fair value of options is determined based on mathematical models, such as Black & Scholes, using yield curves, implied volatilities and the fair value of corresponding assets. Current market prices are used to value the volatilities.

The derivative financial instruments in Brazil mainly refer to swap and futures operations and are recorded at Cetip and BM&FBovespa. Operations involving forward contracts of indexes and currencies are carried out for management to hedge institution’s global exposures and in operations to meet our clients’ needs.

Derivative financial instruments abroad refer to swap, forward, options, loan and futures operations and are mainly carried out at the stock exchanges of Chicago and New York, as well as at over-the-counter markets.

I) Amount of derivative financial instruments recorded in equity and memorandum accounts

	In thousands of R$

	2008				2007

	December 31		September 30		December 31

	Overall amount	Net amount	Overall amount	Net amount	Overall amount	Net amount

Future contracts
Purchase commitments:	43,251,570		8,191,781		8,677,896
– Interbank market	39,325,772	22,614,663	4,492,348	–	4,783,947	–
– Foreign currency	3,900,193	–	3,699,433	–	3,835,059	–
– Other	25,605	25,605	–	–	58,890	58,890
Sale commitments:	34,483,872		48,170,036		46,033,511
– Interbank market	16,711,109	–	29,231,975	24,739,627	32,011,467	27,227,520
– Foreign currency	17,772,763	13,872,570	18,908,134	15,208,701	14,022,044	10,186,985
– Other	–	–	29,927	29,927	–	–

Option contracts
Purchase commitments:	12,892,510		11,210,982		4,404,225
– Interbank market	7,165,403	7,165,403	2,949,500	–	3,312,450	396,450
– Foreign currency	3,435,644	2,033,044	2,669,516	–	769,943	–
– Other	2,291,463	1,313,475	5,591,966	–	321,832	–
Sale commitments:	2,380,588		14,209,585		5,724,495
– Interbank market	–	–	3,797,500	848,000	2,916,000	–
– Foreign currency	1,402,600	–	3,307,405	637,889	1,946,633	1,176,690
– Other	977,988	–	7,104,680	1,512,714	861,862	540,030

Forward contracts
Purchase commitments:	7,449,901		3,925,720		1,481,063
– Foreign currency	7,449,901	2,651,278	3,788,025	1,781,696	1,464,861	–
– Other	–	–	137,695	71,096	16,202	–
Sale commitments:	4,798,623		2,072,928		1,953,973
– Foreign currency	4,798,623	–	2,006,329	–	1,873,118	408,257
– Other	–	–	66,599	–	80,855	64,653

Swap contracts
Asset position:	21,324,069		38,009,328		32,724,888
– Interbank market	5,761,712	–	9,115,285	904,681	10,467,976	4,667,843
– Prefixed	939,787	431,618	858,741	245,995	1,012,381	357,300
– Foreign currency (1)	12,933,946	–	25,734,359	–	19,077,821	–
– TR	740,917	537,669	839,591	595,819	842,757	780,538
– Selic	338,774	229,609	376,583	317,157	406,265	344,185
– IGP–M	247,383	–	301,444	–	550,343	–
– Other (1)	361,550	–	783,325	–	367,345	–

Liability position:	21,148,166		37,747,303		32,421,019
– Interbank market	5,844,816	83,104	8,210,604	–	5,800,133	–
– Prefixed	508,169	–	612,746	–	655,081	–
– Foreign currency (1)	13,273,100	339,154	27,167,068	1,432,709	24,330,725	5,252,904
– TR	203,248	–	243,772	–	62,219	–
– Selic	109,165	–	59,426	–	62,080	–
– IGP–M	695,213	447,830	646,577	345,133	1,002,032	451,689
– Other (1)	514,455	152,905	807,110	23,785	508,749	141,404
(1) It includes loan derivative operations (Note 8f).

For further information, see “Chapter 5 – Operational Structure – Risk Management and Internal Controls” in our Report on Economic and Financial Analysis.

Derivatives include operations maturing in D+1.

II) Breakdown of derivative financial instruments (assets and liabilities) stated at restated cost and market value

	In thousands of R$

	2008						2007

	December 31			September 30			December 31

	Restated	Adjustment to	Market	Restated	Adjustment to	Market	Restated	Adjustment to	Market
	cost	market value	value	cost	market value	value	cost	market value	value

Adjustment
receivables – swap	1,138,346	176,812	1,315,158	999,480	249,542	1,249,022	765,342	97,803	863,145
Receivable forward
purchases	569,229	–	569,229	415,003	107	415,110	48,022	(2)	48,020
Receivable forward sales	31,684	–	31,684	43,573	112	43,685	82,988	(41)	82,947
Premiums on
exercisable options	222,960	225,109	448,069	157,815	60,387	218,202	194,065	18,863	212,928
Total assets	1,962,219	401,921	2,364,140	1,615,871	310,148	1,926,019	1,090,417	116,623	1,207,040
Adjustment
payables – swap	(1,158,107)	18,852	(1,139,255)	(977,106)	(9,891)	(986,997)	(524,784)	(34,492)	(559,276)
Payable forward
purchases	(17,529)	–	(17,529)	(139,365)	(107)	(139,472)	(16,202)	2	(16,200)
Payable forward sales	(204,208)	–	(204,208)	(266,018)	(112)	(266,130)	(234,955)	41	(234,914)
Premiums on
written options	(477,323)	(203,611)	(680,934)	(777,518)	(155,866)	(933,384)	(121,482)	(19,861)	(141,343)
Total liabilities	(1,857,167)	(184,759)	(2,041,926)	(2,160,007)	(165,976)	(2,325,983)	(897,423)	(54,310)	(951,733)

III) Future, option, forward and swap contracts

	In thousands of R$

	2008						2007

	Up to 90 days	From 91 to 180 days	From 181 to 360 days	More than 360 days	Total on	Total on	Total on
					December	September	December
					31	30	31

Future contracts	38,693,009	8,280,794	7,802,820	22,958,819	77,735,442	56,361,817	54,711,407
Option contracts	10,522,040	1,366,809	1,154,175	2,230,074	15,273,098	25,420,567	10,128,720
Forward contracts	9,592,559	693,181	1,360,330	602,454	12,248,524	5,998,648	3,435,036
Swap contracts	6,380,832	2,210,470	2,141,416	9,276,193	20,008,911	36,760,306	31,861,743
Total on December 31,
2008	65,188,440	12,551,254	12,458,741	35,067,540	125,265,975
Total on September 30,
2008	47,840,541	22,818,469	16,136,609	37,745,719		124,541,338
Total on December 31,
2007	37,717,731	7,852,565	12,294,623	42,271,987			100,136,906

IV) Types of margin granted as collateral for derivative financial instruments, mainly comprising futures contracts

	In thousands of R$

	2008		2007

	December	September	December
	31	30	31

Government securities
National treasury notes	3,539,081	2,329,164	1,325,095
Financial treasury bills	23,326	15,212	–
National treasury bills	11,580	693,336	484,351
Total	3,573,987	3,037,712	1,809,446

V) Net revenues and expenses amounts

	In thousands of R$

		2008		2007

	4th Quarter	3rd Quarter	December 31	December 31
			YTD	YTD

Swap contracts	2,797,646	1,319,037	3,711,586	(309,277)
Forward contracts	(2,756)	8,105	2,908	(15,219)
Option contracts	221,843	(201,916)	138,787	283,618
Futures contracts	(4,606,549)	(2,212,638)	(4,753,103)	2,181,681
Total	(1,589,816)	(1,087,412)	(899,822)	2,140,803

VI) Overall amounts of the derivative financial instruments, broken down by trading place and counter-parties

		In thousands of R$

	2008		2007

	December	September	December
	31	30	31

Cetip (over-the-counter)	5,032,857	12,446,680	14,696,266
BM&FBovespa (stock exchange)	102,832,089	85,828,202	67,110,634
Foreign (over-the-counter) (1)	14,103,568	23,824,044	16,138,710
Foreign (stock exchange) (1)	3,297,461	2,442,412	2,191,296
Total	125,265,975	124,541,338	100,136,906
(1) Comprise operations carried out at the Stock Exchanges of Chicago and New York and at over-the-counter markets.

On December 31, 2008, counter-parties are distributed among corporate clients with 80%, financial institutions with 17% and individuals/others with 3%. Specifically regarding exchange financial instruments, we point out that Bradesco did not carry out exotic options, so called target forward swap, or any other leveraged derivatives, as well as amounts payable or receivable, outstanding on December 31, 2008, do not show concentration regarding individual counter-parties.

f) Credit Defaut Swaps (CDS)

They usually represent a bilateral agreement in which one of the parties purchases protection against credit risk of a certain financial instrument (the risk is transferred). The selling counterparty receives a stream of payments that is usually paid in a linear manner during the operation effectiveness.

In case of default, the purchasing counterparty shall receive a payment to offset the value of the loss incurred in the financial instrument. In such case, the selling counterparty usually receives the asset object of the agreement in exchange for the payment.

	In thousands of R$

	Credit risk amount			Effect on the calculation of the
				required Shareholder’s Equity

	2008		2007	2008		2007

	December	September	December	December	September	December
	31	30	31	31	30	31

Transferred
Credit swaps whose underlying assets are:
• Securities – Brazilian public debt bond	(780,653)	(649,025)	(963,587)	–	–	–
• Securities – Foreign public debt bond	–	(1,914,300)	(1,771,300)	–	(105,287)	(97,421)
• Derivatives with companies	(4,674)	(3,829)	–	(257)	(211)	–

Received
Credit swaps whose underlying assets are:
• Securities – Brazilian public debt bond	12,831,299	11,075,183	9,928,137	–	–	–
• Derivatives with companies	219,306	319,658	184,500	24,124	35,162	20,295
Total	12,265,278	8,827,687	7,377,750	23,867	(70,336)	(77,126)
Deposited margin	1,733,378	853,611	744,118

Bradesco carries out operations involving credit derivatives with the purpose of maximizing its risk exposure and asset management. Contracts related to the credit derivatives operations described above have several maturities until 2017, 94.2% of which mature by 2010. The mark-to-market of protection rates that remunerates the risk receiving counterparty amounts to R$(393,264) thousand (on September 30, 2008 – R$(117,150) thousand and on December 31, 2007 – R$(29,802) thousand). During the period there was no occurrence of a credit event related to triggering events provided for in the contracts.

g) Income from securities, income on insurance, private pension plans and certificated savings plans and derivative financial instruments

	In thousands of R$
	2008			2007

	4th Quarter	3rd Quarter	December 31	December 31
			YTD	YTD

Fixed income securities	3,544,433	2,253,383	7,109,827	3,488,222
Interbank investments (Note 7b)	2,159,063	2,304,531	7,236,174	3,914,193
Equity securities	141,759	144,042	260,732	458,064
Subtotal	5,845,255	4,701,956	14,606,733	7,860,479
Income on insurance, private pension plans and certificated savings plans	1,467,509	865,743	6,477,152	7,643,626
Income from derivative financial instruments (Note 8e V)	(1,589,816)	(1,087,412)	(899,822)	2,140,803
Total	5,722,948	4,480,287	20,184,063	17,644,908

9) Interbank Accounts – Restricted Deposits

a) Restricted deposits

			In thousands of R$

	Remuneration	2008		2007

		December	September	December
		31	30	31

Reserve requirements – demand deposits (1)	not remunerated	5,661,716	7,737,154	8,930,823
Reserve requirements – savings account deposits	savings index	7,538,961	7,096,022	6,498,190
Additional reserve requirements (2)	Selic rate	–	10,707,726	8,109,574
• Time deposits	–	–	5,247,306	2,203,930
• Savings deposit	–	–	3,434,011	2,694,549
• Demand deposit	–	–	2,026,409	3,211,095
Restricted deposits – SFH	TR + interest rate	466,689	462,221	452,899
Funds from rural loan	Not remunerated	578	578	578
Total		13,667,944	26,003,701	23,992,064
(1) Decrease in the rate, from 45% to 42%; and
(2) On December 31, 2008, additional reserve requirements were classified as follows: R$ 6,441,025 thousand in securities and R$ 2,078,671 thousand in interbank investments, totaling R$ 8,519,696 thousand. The drop compared to September 2008 is due to both the decreased rate and the decreased amount subject to collections over time deposits, according to Note 35c.

b) Reserve requirements

	In thousands of R$

	2008			2007

	4th Quarter	3rd Quarter	December 31	December 31
			YTD	YTD

Restricted deposits – Bacen (reserve requirements)	337,091	471,606	1,499,215	1,216,449
Restricted deposits – SFH	8,440	7,626	28,116	26,786
Total	345,531	479,232	1,527,331	1,243,235

10) Loan Operations

The information relating to loan operations, including advances on foreign exchange contracts, leasing operations and other receivables with characteristics of loan assignment, is presented as follows:

a) By type and maturity

	In thousands of R$

	Performing loans

	Up to 30 days	From 31 to 60 days	From 61 to 90 days	From 91 to 180 days	From 181 to 360 days	More than 360 days	2008				2007

							Total on	% (7)	Total on	% (7)	Total on	% (7)
							December		September		December
							31 (A)		30 (A)		31 (A)

Discounted trade receivables	14,686,443	9,113,755	6,930,369	7,428,841	8,809,539	23,816,642	70,785,589	36.4	66,570,652	37.2	55,708,868	38.3
Financing	3,024,496	2,212,718	2,337,597	5,584,954	8,475,617	25,534,975	47,170,357	24.3	45,772,344	25.6	41,638,758	28.6
Agricultural and agribusiness financing	468,266	421,895	356,362	1,765,946	2,677,844	4,296,699	9,987,012	5.1	11,039,902	6.2	8,937,418	6.1
Subtotal	18,179,205	11,748,368	9,624,328	14,779,741	19,963,000	53,648,316	127,942,958	65.8	123,382,898	69.0	106,285,044	73.0
Leasing operations	735,467	621,522	540,912	1,643,507	3,116,464	12,358,004	19,015,876	9.8	18,274,481	10.2	7,828,584	5.4
Advances on foreign exchange contracts (1)	1,463,189	1,211,820	890,772	3,076,094	3,165,603	–	9,807,478	5.1	6,723,529	3.7	6,767,458	4.6
Subtotal	20,377,861	13,581,710	11,056,012	19,499,342	26,245,067	66,006,320	156,766,312	80.7	148,380,908	82.9	120,881,086	83.0
Other receivables (2)	315,292	160,068	139,036	325,392	540,396	1,387,064	2,867,248	1.5	406,117	0.2	457,983	0.3
Total loan operations (3)	20,693,153	13,741,778	11,195,048	19,824,734	26,785,463	67,393,384	159,633,560	82.2	148,787,025	83.1	121,339,069	83.3
Sureties and guarantees (4)	1,660,777	725,076	1,246,898	2,139,854	3,425,585	24,680,570	33,878,760	17.5	29,639,985	16.6	24,296,177	16.7
Loan assignment (5) (6)	27,929	27,382	26,548	74,466	128,023	211,143	495,491	0.3	508,284	0.3	–	–
Overall total on December 31, 2008	22,381,859	14,494,236	12,468,494	22,039,054	30,339,071	92,285,097	194,007,811	100.0
Overall total on September 30, 2008	20,212,196	14,429,856	11,507,376	21,300,364	27,134,141	84,351,361			178,935,294	100.0
Overall total on December 31, 2007	18,104,299	11,219,185	9,343,435	18,021,773	24,644,823	64,301,731					145,635,246	100.0

	In thousands of R$

	Non-performing loans

	Past due installments

	Up to 30 days	From 31 to 60 days	From 61 to 90 days	From 91 to 180 days	From 181 to 540 days	2008				2007

						Total on December 31 (B)	% (7)	Total on September 30 (B)	% (7)	Total on December 31 (B)	% (7)

Discounted trade receivables	673,617	534,351	540,337	933,417	1,281,639	3,963,361	73.8	3,579,163	76.5	3,085,647	76.6
Financing	230,851	156,598	77,833	156,233	172,140	793,655	14.8	787,134	16.8	794,426	19.7
Agricultural and agribusiness financing	23,251	37,300	123,952	20,112	23,603	228,218	4.3	63,902	1.4	30,447	0.8
Subtotal	927,719	728,249	742,122	1,109,762	1,477,382	4,985,234	92.9	4,430,199	94.7	3,910,520	97.1
Leasing operations	49,944	41,250	18,790	33,126	29,393	172,503	3.2	118,963	2.5	48,457	1.2
Advances on foreign exchange contracts (1)	16,226	7,783	7,251	7,062	404	38,726	0.7	64,530	1.4	14,857	0.4
Subtotal	993,889	777,282	768,163	1,149,950	1,507,179	5,196,463	96.8	4,613,692	98.6	3,973,834	98.7
Other receivables (2)	13,979	5,204	6,138	95,888	50,353	171,562	3.2	65,804	1.4	53,639	1.3
Overall total on December 31, 2008 (3)	1,007,868	782,486	774,301	1,245,838	1,557,532	5,368,025	100.0
Overall total on September 30, 2008 (3)	896,051	636,828	586,843	1,099,845	1,459,929			4,679,496	100.0
Overall total on December 31, 2007 (3)	729,579	562,931	512,982	997,991	1,223,990					4,027,473	100.0

	In thousands of R$

	Non-performing loans

	Installments falling due

	Up to 30 days	From 31 to 60 days	From 61 to 90 days	From 91 to 180 days	From 181 to 360 days	More than 360 days	2008				2007

							Total on December 31 (C)	% (7)	Total on September 30 (C)	% (7)	Total on December 31 (C)	% (7)

Discounted trade receivables	406,813	215,413	242,993	455,347	619,035	852,299	2,791,900	33.2	2,543,800	35.6	1,996,847	33.5
Financing	213,573	206,189	193,677	524,906	843,339	1,755,948	3,737,632	44.4	3,492,704	48.7	3,343,912	56.3
Agricultural and agribusiness financing	10,949	3,397	5,460	50,242	56,626	378,060	504,734	6.0	239,482	3.3	229,252	3.9
Subtotal	631,335	424,999	442,130	1,030,495	1,519,000	2,986,307	7,034,266	83.6	6,275,986	87.6	5,570,011	93.7
Leasing operations	39,752	34,959	33,181	96,479	190,117	954,995	1,349,483	16.0	853,342	11.9	330,722	5.6
Advances on foreign exchange contracts (1)	–	–	–	–	–	–	–	–	–	–	–	–
Subtotal	671,087	459,958	475,311	1,126,974	1,709,117	3,941,302	8,383,749	99.6	7,129,328	99.5	5,900,733	99.3
Other receivables (2)	5,710	596	593	2,160	8,385	20,417	37,861	0.4	38,201	0.5	39,827	0.7
Total loan operations (3)	676,797	460,554	475,904	1,129,134	1,717,502	3,961,719	8,421,610	100.0	7,167,529	100.0	5,940,560	100.0
Sureties and guarantees (4)	–	–	–	–	–	–	–	–	–	–	–	–
Loan assignment (5) (6)	–	–	–	–	–	–	–	–	–	–	–	–
Overall total on December 31, 2008	676,797	460,554	475,904	1,129,134	1,717,502	3,961,719	8,421,610	100.0
Overall total on September 30, 2008	532,141	444,323	426,059	1,007,372	1,503,303	3,254,331			7,167,529	100.0
Overall total on December 31, 2007	527,488	409,265	363,028	869,399	1,273,062	2,498,318					5,940,560	100.0

	In thousands of R$

	Overall total

	2008				2007

	Total on		Total on		Total on
	December	%	September	%	December	%
	31	(7)	30	(7)	31	(7)
	(A+B+C)		(A+B+C)		(A+B+C)

Discounted trade receivables	77,540,850	37.3	72,693,615	38.1	60,791,362	39.0
Financing	51,701,644	24.9	50,052,182	26.2	45,777,096	29.4
Agricultural and agribusiness financing	10,719,964	5.2	11,343,286	5.9	9,197,117	5.9
Subtotal	139,962,458	67.4	134,089,083	70.2	115,765,575	74.3
Leasing operations	20,537,862	9.9	19,246,786	10.1	8,207,763	5.3
Advances on foreign exchange contracts (1)	9,846,204	4.7	6,788,059	3.6	6,782,315	4.4
Subtotal	170,346,524	82.0	160,123,928	83.9	130,755,653	84.0
Other receivables (2)	3,076,671	1.5	510,122	0.3	551,449	0.4
Total loan operations (3)	173,423,195	83.5	160,634,050	84.2	131,307,102	84.4
Sureties and guarantees (4)	33,878,760	16.3	29,639,985	15.5	24,296,177	15.6
Loan assignment (5) (6)	495,491	0.2	508,284	0.3	–	–
Overall total on December 31, 2008	207,797,446	100.0
Overall total on September 30, 2008			190,782,319	100.0
Overall total on December 31, 2007					155,603,279	100.0
(1) Advances on foreign exchange contracts are recorded as a reduction of the item “Other Liabilities”;
(2) The item “Other Receivables” comprises receivables on sureties and guarantees honored, receivables on purchase of assets, securities and credit instruments receivable, income receivable on foreign exchange contracts and receivables arising from export contracts;
(3) Total loan operations include financing of credit card operations and operations for prepaid credit card receivables in the amount of R$8,394,577 thousand (September 30, 2008 – R$7,583,903 thousand and December 31, 2007 – R$6,744,924 thousand) . Other receivables relating to credit cards in the amount of R$7,547,766 thousand (September 30, 2008 – R$6,468,452 thousand and December 31, 2007 – R$5,804,398 thousand) are classified in item “Other Receivables – Sundry” and presented in Note 11b;
(4) Amounts recorded in memorandum account, which include R$2,086,104 thousand referring to operations in which the beneficiary is Banco Bradesco S.A. Grand Cayman Branch;
(5) In 2008, Banco Finasa BMC S.A. granted INSS payroll-deductible loan operations, with no co-obligations, to BMC Fundo de Investimento Crédito Consignado – INSS in the book value amount of R$600,627 thousand for R$726,615 thousand. The respective expenses with production commission of R$65,166 thousand, and with moneylender insurance, totaling R$18,972 thousand, were accounted for under Prepaid Expenses and recorded in the result. As Banco Finasa BMC S.A. has subordinated quotas of this fund and it still has most of the risk generated, the income of R$41,850 thousand calculated in grants were fully provisioned and shall be recorded in income until the grants mature;
(6) Restated amount of the loan grant up to December 31, 2008, net of installments received; and
(7) Ratio between type and total loan portfolio including sureties and guarantees.

b) By type and risk level

	In thousands of R$

	Risk levels

Loan	AA	A	B	C	D	E	F	G	H	2008				2007

Operations										Total on		Total on		Total on
										December	%	September	%	December	%
										31		30		31

Discounted trade
receivables	18,058,248	32,147,753	9,421,611	10,890,205	1,429,683	798,782	647,200	537,442	3,609,926	77,540,850	44.7	72,693,615	45.2	60,791,362	46.3
Financings	7,291,005	26,502,061	6,512,274	9,146,642	528,054	293,686	240,221	168,732	1,018,969	51,701,644	29.8	50,052,182	31.2	45,777,096	34.9
Agricultural and
agribusiness financings	1,069,848	3,123,192	1,473,572	3,936,653	562,342	96,384	216,026	59,018	182,929	10,719,964	6.2	11,343,286	7.1	9,197,117	7.0
Subtotal	26,419,101	61,773,006	17,407,457	23,973,500	2,520,079	1,188,852	1,103,447	765,192	4,811,824	139,962,458	80.7	134,089,083	83.5	115,765,575	88.2
Leasing operations	182,666	10,683,811	3,399,504	5,487,294	252,102	131,533	101,810	64,768	234,374	20,537,862	11.8	19,246,786	12.0	8,207,763	6.2
Advances on foreign
exchange contracts	6,657,923	1,340,460	1,306,588	473,949	24,729	25,727	572	425	15,831	9,846,204	5.7	6,788,059	4.2	6,782,315	5.2
Subtotal	33,259,690	73,797,277	22,113,549	29,934,743	2,796,910	1,346,112	1,205,829	830,385	5,062,029	170,346,524	98.2	160,123,928	99.7	130,755,653	99.6
Other receivables	165,220	2,280,197	348,973	62,672	3,174	5,288	11,294	142	199,711	3,076,671	1.8	510,122	0.3	551,449	0.4
Overall total on
December 31, 2008	33,424,910	76,077,474	22,462,522	29,997,415	2,800,084	1,351,400	1,217,123	830,527	5,261,740	173,423,195	100.0
%	19.3	43.8	13.0	17.3	1.6	0.8	0.7	0.5	3.0	100.0
Overall total on
September 30, 2008	28,491,689	74,013,195	19,448,081	28,427,155	2,327,200	1,221,809	1,050,106	842,244	4,812,571			160,634,050	100.0
%	17.7	46.1	12.1	17.7	1.4	0.8	0.7	0.5	3.0			100.0
Overall total on
December 31, 2007	22,932,245	60,983,061	15,193,162	23,445,880	2,060,396	1,019,298	839,084	759,395	4,074,581					131,307,102	100.0
%	17.4	46.4	11.6	17.9	1.6	0.8	0.6	0.6	3.1					100.0

c) Maturity ranges and risk level

	In thousands of R$

	Risk levels

	Non-performing loan operations

										2008				2007

	AA	A	B	C	D	E	F	G	H	Total on		Total on		Total on
										December	%	September	%	December	%
										31		30		31

Installments falling due	–	–	1,914,795	2,167,778	1,082,281	619,823	565,985	351,498	1,719,450	8,421,610	100.0	7,167,529	100.0	5,940,560	100.0
Up to 30	–	–	161,059	220,424	79,902	39,429	33,281	21,630	121,072	676,797	8.0	532,141	7.4	527,488	8.9
From 31 to 60	–	–	114,695	125,919	48,449	31,433	23,796	18,707	97,555	460,554	5.5	444,323	6.2	409,265	6.9
From 61 to 90	–	–	103,481	126,273	54,753	33,680	26,131	20,361	111,225	475,904	5.7	426,059	5.9	363,028	6.1
From 91 to 180	–	–	244,088	293,917	137,400	79,413	61,245	48,134	264,937	1,129,134	13.4	1,007,372	14.1	869,399	14.6
From 181 to 360	–	–	375,120	457,537	202,219	120,324	93,997	72,413	395,892	1,717,502	20.4	1,503,303	21.0	1,273,062	21.4
More than 360	–	–	916,352	943,708	559,558	315,544	327,535	170,253	728,769	3,961,719	47.0	3,254,331	45.4	2,498,318	42.1

Past due installments	–	–	292,304	662,358	570,405	451,346	410,436	333,692	2,647,484	5,368,025	100.0	4,679,496	100.0	4,027,473	100.0
Up to 14	–	–	66,119	119,041	31,826	16,506	12,324	8,990	49,299	304,105	5.7	315,988	6.8	232,651	5.8
From 15 to 30	–	–	197,371	226,262	96,689	39,556	44,285	14,533	85,067	703,763	13.1	580,063	12.4	496,928	12.3
From 31 to 60	–	–	24,771	288,973	172,950	81,976	45,156	27,433	141,227	782,486	14.6	636,828	13.6	562,931	14.0
From 61 to 90	–	–	4,043	24,197	254,896	117,483	65,753	42,892	265,037	774,301	14.4	586,843	12.5	512,982	12.7
From 91 to 180	–	–	–	3,885	14,044	189,752	231,654	228,813	577,690	1,245,838	23.2	1,099,845	23.5	997,991	24.8
From 181 to 360	–	–	–	–	–	6,073	11,264	11,031	1,433,845	1,462,213	27.2	1,353,380	28.9	1,175,953	29.2
More than 360	–	–	–	–	–	–	–	–	95,319	95,319	1.8	106,549	2.3	48,037	1.2

Subtotal	–	–	2,207,099	2,830,136	1,652,686	1,071,169	976,421	685,190	4,366,934	13,789,635		11,847,025		9,968,033

Specific provision	–	–	22,071	84,904	165,268	321,351	488,211	479,632	4,366,934	5,928,371		5,273,879		4,412,783

	In thousands of R$

	Risk levels

	Non-performing loan operations

										2008				2007

	AA	A	B	C	D	E	F	G	H	Total on December 31%		Total on September 30%		Total on December 31%

Installments falling due	33,424,910	76,077,474	20,255,423	27,167,279	1,147,398	280,231	240,702	145,337	894,806	159,633,560	100.0	148,787,025	100.0	121,339,069	100.0
Up to 30	4,420,050	10,760,780	1,905,748	3,248,984	136,244	40,576	22,052	16,136	142,583	20,693,153	13.0	19,146,653	12.9	17,251,922	14.2
From 31 to 60	2,424,383	6,689,802	1,932,309	2,458,982	91,112	19,898	10,665	8,806	105,821	13,741,778	8.6	13,557,037	9.1	10,476,350	8.6
From 61 to 90	2,077,350	5,469,964	1,352,495	2,117,629	66,724	18,458	11,056	8,739	72,633	11,195,048	7.0	10,898,837	7.3	8,683,541	7.2
From 91 to 180	4,672,029	9,020,041	2,346,455	3,477,653	113,127	35,125	20,370	16,318	123,616	19,824,734	12.4	18,645,180	12.5	16,805,689	13.8
From 181 to 360	5,978,915	12,468,125	3,235,004	4,675,411	154,631	51,124	28,988	22,270	170,995	26,785,463	16.8	23,261,829	15.7	21,458,893	17.7
More than 360	13,852,183	31,668,762	9,483,412	11,188,620	585,560	115,050	147,571	73,068	279,158	67,393,384	42.2	63,277,489	42.5	46,662,674	38.5
Generic provision		380,386	202,554	815,018	114,740	84,069	120,351	101,736	894,806	2,713,660		2,669,937		2,284,956
Overall total on December 31, 2008	33,424,910	76,077,474	22,462,522	29,997,415	2,800,084	1,351,400	1,217,123	830,527	5,261,740	173,423,195
Existing provision	–	380,935	227,137	1,354,904	757,093	654,606	819,260	806,926	5,261,740	10,262,601
Minimum required
provision	–	380,386	224,625	899,922	280,008	405,420	608,562	581,368	5,261,740	8,642,031
Excess provision	–	549	2,512	454,982	477,085	249,186	210,698	225,558	–	1,620,570
Overall total on September 30, 2008	28,491,689	74,013,195	19,448,081	28,427,155	2,327,200	1,221,809	1,050,106	842,244	4,812,571			160,634,050
Existing provision	–	370,704	196,519	1,027,994	624,361	586,740	705,950	810,956	4,812,571			9,135,795
Minimum required
provision	–	370,065	194,480	852,814	232,721	366,542	525,053	589,570	4,812,571			7,943,816
Excess provision	–	639	2,039	175,180	391,640	220,198	180,897	221,386	–			1,191,979
Overall total on December 31, 2007	22,932,245	60,983,061	15,193,162	23,445,880	2,060,396	1,019,298	839,084	759,395	4,074,581					131,307,102
Existing provision	–	305,570	153,700	974,440	544,301	492,881	562,068	718,275	4,074,581					7,825,816
Minimum required
provision	–	304,914	151,920	703,376	206,040	305,790	419,542	531,576	4,074,581					6,697,739
Excess provision	–	656	1,780	271,064	338,261	187,091	142,526	186,699	–					1,128,077

d) Concentration of loan operations

	In thousands of R$

	2008				2007

	December 31%		September 30%		December 31%

Largest borrower	2,218,337	1.3	1,465,425	0.9	916,619	0.7
10 largest borrowers	11,266,030	6.5	10,340,695	6.4	7,188,171	5.5
20 largest borrowers	17,990,038	10.4	15,934,678	9.9	11,803,479	9.0
50 largest borrowers	29,273,786	16.9	25,425,837	15.8	20,530,279	15.6
100 largest borrowers	38,273,678	22.1	33,268,029	20.7	27,069,657	20.6

e) By economic activity sector

	In thousands of R$

	2008				2007

	December 31%		September 30%		December 31%

Public Sector	941,224	0.6	905,480	0.6	900,749	0.7
Federal Government	465,757	0.3	423,029	0.3	427,910	0.3
Petrochemical	364,300	0.2	310,673	0.2	293,713	0.2
Financial intermediary	101,457	0.1	112,356	0.1	134,197	0.1
State Government	475,467	0.3	482,451	0.3	470,260	0.4
Production and distribution of electric power	475,467	0.3	482,451	0.3	470,260	0.4
Municipal Government	–	–	–	–	2,579	–
Direct administration	–	–	–	–	2,579	–
Private sector	172,481,971	99.4	159,728,570	99.4	130,406,353	99.3
Manufacturing	44,260,472	25.5	39,700,424	24.9	31,400,607	23.9
Food products and beverage	12,169,626	7.0	11,519,116	7.2	8,300,624	6.3
Steel, metallurgy and mechanics	6,181,657	3.6	5,593,866	3.5	4,659,096	3.5
Chemical	5,769,057	3.3	5,419,216	3.4	4,092,483	3.1
Paper and pulp	3,136,460	1.8	2,016,515	1.3	1,646,425	1.3
Light and heavy vehicles	2,512,943	1.4	2,526,365	1.6	1,673,277	1.3
Textiles and clothing	2,096,359	1.2	1,895,905	1.2	1,701,269	1.3
Rubber and plastic articles	1,915,389	1.1	1,692,449	1.1	1,415,783	1.1
Extraction of metallic and non-metallic ores	1,912,397	1.1	1,846,884	1.1	1,582,503	1.2
Leather articles	1,660,416	1.0	1,098,884	0.7	1,148,865	0.9
Oil refining and production of alcohol	1,487,425	0.9	1,100,510	0.7	697,490	0.5
Electric and electronic products	1,356,097	0.8	1,064,147	0.7	980,211	0.7
Furniture and wood products	1,021,857	0.6	946,431	0.6	835,968	0.6
Automotive parts and accessories	977,944	0.6	949,493	0.6	894,894	0.7
Non-metallic materials	694,890	0.4	625,643	0.4	529,872	0.4
Publishing, printing and reproduction	608,927	0.4	561,147	0.3	523,381	0.4
Other industries	759,028	0.3	843,853	0.5	718,466	0.6
Commerce	23,547,096	13.6	21,626,285	13.4	18,724,469	14.3
Products in specialty stores	6,011,003	3.5	5,460,416	3.4	4,399,588	3.4
Food products, beverage and tobacco	3,387,854	2.0	3,011,475	1.9	2,650,017	2.0
Automobile vehicles	1,895,554	1.1	1,896,432	1.2	1,699,253	1.3
Grooming and household articles	1,808,749	1.0	1,606,009	1.0	1,460,561	1.1
Non-specialized retailer	1,741,341	1.0	1,425,770	0.9	1,490,554	1.1
Repair, parts and accessories for automobile vehicles	1,418,375	0.8	1,272,606	0.8	1,012,324	0.8
Clothing and footwear	1,382,664	0.8	1,406,663	0.9	1,277,252	1.0
Residues and scrap	1,246,229	0.7	1,196,220	0.7	987,769	0.8
Trade intermediary	1,137,819	0.7	873,822	0.5	657,092	0.5
Wholesale of goods in general	1,111,882	0.6	1,038,672	0.6	891,156	0.7
Fuel	994,014	0.6	974,700	0.6	796,074	0.6
Farming and ranching products	737,923	0.4	752,460	0.5	728,951	0.6
Other commerce	673,689	0.4	711,040	0.4	673,878	0.4

	In thousands of R$

	2008				2007

	December 31%		September 30%		December 31%

Financial intermediaries	1,236,337	0.7	914,253	0.6	1,049,740	0.8
Services	34,491,080	19.9	31,626,575	19.6	24,134,846	18.4
Transportation and storage	9,105,567	5.2	8,501,823	5.3	6,089,898	4.6
Civil construction	7,225,592	4.2	6,257,435	3.9	3,876,247	3.0
Real estate activities, rentals and
corporate services	5,563,360	3.2	5,313,365	3.3	3,769,857	2.9
Production and distribution of electricity,
gas and water	2,295,679	1.3	1,919,233	1.2	2,058,260	1.6
Social services, education, health, defense
and social security	1,816,866	1.0	1,650,072	1.0	1,368,338	1.0
Hotel and catering	1,121,937	0.7	1,031,740	0.6	714,603	0.5
Club, leisure, cultural and sport activities	905,195	0.5	964,835	0.6	926,902	0.7
Holding companies, legal, accounting and
business advisory services	889,223	0.5	889,872	0.6	1,017,126	0.8
Telecommunications	813,527	0.5	555,176	0.3	1,250,161	1.0
Other services	4,754,134	2.8	4,543,024	2.8	3,063,454	2.3
Agriculture, cattle raising, fishing, forestry and forest exploration	2,245,627	1.3	2,115,184	1.3	1,622,899	1.2
Individuals	66,701,359	38.4	63,745,849	39.6	53,473,792	40.7
Total	173,423,195	100.0	160,634,050	100.0	131,307,102	100.0

f) Breakdown of loan operations and allowance for loan losses

Risk level	In thousands of R$

	Portfolio balance

	Non-performing loans			Performing loans	Total	%	2008		2007

	Past due	Falling due	Total – non- performing loans				% December 31 YTD	% September 30 YTD	% December 31 YTD

AA	–	–	–	33,424,910	33,424,910	19.3	19.3	17.7	17.4
A	–	–	–	76,077,474	76,077,474	43.8	63.1	63.8	63.8
B	292,304	1,914,795	2,207,099	20,255,423	22,462,522	13.0	76.1	75.9	75.4
C	662,358	2,167,778	2,830,136	27,167,279	29,997,415	17.3	93.4	93.6	93.3
Subtotal	954,662	4,082,573	5,037,235	156,925,086	161,962,321	93.4
D	570,405	1,082,281	1,652,686	1,147,398	2,800,084	1.6	95.0	95.0	94.9
E	451,346	619,823	1,071,169	280,231	1,351,400	0.8	95.8	95.8	95.7
F	410,436	565,985	976,421	240,702	1,217,123	0.7	96.5	96.5	96.3
G	333,692	351,498	685,190	145,337	830,527	0.5	97.0	97.0	96.9
H	2,647,484	1,719,450	4,366,934	894,806	5,261,740	3.0	100.0	100.0	100.0
Subtotal	4,413,363	4,339,037	8,752,400	2,708,474	11,460,874	6.6
Overall Total on December 31, 2008	5,368,025	8,421,610	13,789,635	159,633,560	173,423,195	100.0
%	3.1	4.9	8.0	92.0	100.0
Overall Total on September 30, 2008	4,679,496	7,167,529	11,847,025	148,787,025	160,634,050
%	2.9	4.5	7.4	92.6	100.0
Overall Total on December 31, 2007	4,027,473	5,940,560	9,968,033	121,339,069	131,307,102
%	3.1	4.5	7.6	92.4	100.0

Risk level	In thousands of R$

	Provision

	Minimum required						Additional	Existing	2008		2007

	Minimum required provision %	Specific			Generic	Total			% On December 31 (1)	% On September 30 (1)	% On December 31 (1)

		Past due	Falling due	Total specific

AA	0.0	–	–	–	–	–	–	–	–	–	–
A	0.5	–	–	–	380,386	380,386	549	380,935	0.5	0.5	0.5
B	1.0	2,923	19,148	22,071	202,554	224,625	2,512	227,137	1.0	1.0	1.0
C	3.0	19,871	65,033	84,904	815,018	899,922	454,982	1,354,904	4.5	3.6	4.2
Subtotal		22,794	84,181	106,975	1,397,958	1,504,933	458,043	1,962,976	1.2	1.1	1.2
D	10.0	57,040	108,228	165,268	114,740	280,008	477,085	757,093	27.0	26.8	26.4
E	30.0	135,404	185,947	321,351	84,069	405,420	249,186	654,606	48.4	48.0	48.4
F	50.0	205,218	282,993	488,211	120,351	608,562	210,698	819,260	67.3	67.2	67.0
G	70.0	233,584	246,048	479,632	101,736	581,368	225,558	806,926	97.2	96.3	94.6
H	100.0	2,647,484	1,719,450	4,366,934	894,806	5,261,740	–	5,261,740	100.0	100.0	100.0
Subtotal		3,278,730	2,542,666	5,821,396	1,315,702	7,137,098	1,162,527	8,299,625	72.4	73.5	73.0
Overall total on December 31, 2008		3,301,524	2,626,847	5,928,371	2,713,660	8,642,031	1,620,570	10,262,601	5.9
%		32.2	25.6	57.8	26.4	84.2	15.8	100.0
Overall total on September 30, 2008		2,945,635	2,328,244	5,273,879	2,669,937	7,943,816	1,191,979	9,135,795		5.7
%		32.3	25.5	57.8	29.2	87.0	13.0	100.0
Overall total on December 31, 2007		2,642,774	1,770,009	4,412,783	2,284,956	6,697,739	1,128,077	7,825,816			6.0
%		33.8	22.6	56.4	29.2	85.6	14.4	100.00

(1) Ratio between existing provision and portfolio by risk level.

g) Breakdown of allowance for loan losses

	In thousands of R$

	2008			2007

	4th Quarter	3rd Quarter	December 31 YTD	December 31 YTD

Opening balance	9,135,795	8,652,195	7,825,816	6,646,038
– Specific provision (1)	5,273,879	4,807,059	4,412,783	3,635,341
– Generic provision (2)	2,669,937	2,662,451	2,284,956	1,910,790
– Additional provision (3)	1,191,979	1,182,685	1,128,077	1,099,907
Amount recorded	2,559,020	1,823,900	7,884,099	5,497,709
Amount written-off	(1,432,214)	(1,340,300)	(5,447,314)	(4,389,332)
Balance from acquired institution (4)	–	–	–	71,401
Closing balance	10,262,601	9,135,795	10,262,601	7,825,816
– Specific provision (1)	5,928,371	5,273,879	5,928,371	4,412,783
– Generic provision (2)	2,713,660	2,669,937	2,713,660	2,284,956
– Additional provision (3)	1,620,570	1,191,979	1,620,570	1,128,077

(1) ) For operations with installments overdue for more than 14 days;
(2) Recorded based on the client/transaction classification and accordingly not included in the preceding item;
(3) The additional provision is recorded based on Management’s experience and expected collection of the loan portfolio, to determine the total provision deemed sufficient to cover specific and general loan risks, as well as the provision calculated based on risk level ratings and the corresponding minimum percentage of provision established by CMN Resolution 2,682. The additional provision per client was classified according to the corresponding risk levels (Note 10f), and
(4) Represented by Credifar.

h) Recovery and renegotiation

Expenses from allowance for loan losses, net of recoveries of written-off credits.

	In thousands of R$

	2008			2007

	4th Quarter	3rd Quarter	December 31 YTD	December 31 YTD

Amount recorded	2,559,020	1,823,900	7,884,099	5,497,709
Amount recovered (1)	(353,342)	(345,097)	(1,241,660)	(881,602)
Expense net of amounts recovered	2,205,678	1,478,803	6,642,439	4,616,107

(1) Classified in income on loan operations (Note 10j).

i) Breakdown of renegotiated portfolio

	In thousands of R$

	2008			2007

	4th Quarter	3rd Quarter	December 31 YTD	December 31 YTD

Opening balance	2,939,612	2,765,303	2,682,997	2,708,521
Amount renegotiated	757,285	784,114	2,843,998	2,458,635
Amount received	(391,872)	(434,906)	(1,610,467)	(1,581,972)
Amount written-off	(215,991)	(174,899)	(827,494)	(902,187)
Closing balance	3,089,034	2,939,612	3,089,034	2,682,997
Allowance for loan losses	1,987,576	1,893,593	1,987,576	1,781,375
Percentage on portfolio	64.3%	64.4%	64.3%	66.4%

j) Income on loan and leasing operations

	In thousands of R$

	2008			2007

	4th Quarter	3rd Quarter	December 31 YTD	December 31 YTD

Discounted trade receivables and other loans	5,778,630	5,067,759	18,794,330	13,072,507
Financings	2,479,888	2,339,674	8,812,781	7,556,194
Rural and agribusiness loans	252,844	251,405	1,013,621	861,923
Subtotal	8,511,362	7,658,838	28,620,732	21,490,624
Recovery of credits written-off as loss	353,342	345,097	1,241,660	881,602
Subtotal	8,864,704	8,003,935	29,862,392	22,372,226
Leasing net of expenses	814,998	689,777	2,392,751	908,424
Total	9,679,702	8,693,712	32,255,143	23,280,650

11) Other Receivables a) Foreign exchange portfolio Balance sheet accounts

	In thousands of R$

	2008		2007

	December 31	September 30	December 31

Assets – other receivables
Exchange purchases pending settlement	15,533,842	10,183,756	7,829,612
Foreign exchange acceptances and term documents in foreign currencies	1,417	5,682	6,831
Exchange sale receivables	9,320,005	3,375,270	2,020,690
(-) Advances in local currency received	(235,166)	(271,026)	(138,676)
Income receivable from advances granted	216,727	141,047	118,275
Total	24,836,825	13,434,729	9,836,732
Liabilities – other liabilities
Exchange sales pending settlement	9,419,852	3,416,775	2,016,944
Exchange purchase payables	13,947,097	9,326,502	8,222,890
(-) Advances on foreign exchange contracts	(9,846,204)	(6,788,059)	(6,782,315)
Other	17,494	22,789	9,670
Total	13,538,239	5,978,007	3,467,189
Net foreign exchange portfolio	11,298,586	7,456,722	6,369,543
Memorandum accounts
Imports loans	1,242,498	1,132,745	360,883
Confirmed exports loans	103,708	32,613	27,670

Exchange results

Breakdown of foreign exchange transactions result adjusted to facilitate presentation

	In thousands of R$

	2008			2007

	4th Quarter	3rd Quarter	December 31 YTD	December 31 YTD

Foreign exchange operations result	2,013,231	1,244,094	3,639,003	646,352
Adjustments:
– Income on foreign currency financing (1)	299,150	240,080	548,159	36,402
– Income on export financing (1)	147,737	123,629	400,100	64,769
– Income on foreign investments (2)	(24,323)	190,445	172,071	13,559
– Expenses from liabilities with foreign bankers (3) (Note 17c)	(2,812,035)	(2,188,712)	(4,992,838)	(159,164)
– Other	817,487	647,047	1,250,220	(224,392)
Total adjustments	(1,571,984)	(987,511)	(2,622,288)	(268,826)
Adjusted foreign exchange operations result	441,247	256,583	1,016,715	377,526

(1) Classified in the item “Income on loan operations”;
(2) Demonstrated in the item “Income on securities transactions”; and
(3) Related to funds from financing advances on foreign exchange contracts and import financing, classified in the item “Expenses from borrowing and onlending.”

b) Sundry

	In thousands of R$

	2008		2007

	December 31	September 30	December 31

Tax credits (Note 34c)	13,703,293	11,036,037	8,767,600
Credit card operations	7,547,766	6,468,452	5,804,398
Borrowers by escrow deposits	6,320,163	5,806,318	4,626,939
Prepaid taxes	2,091,073	1,324,586	1,105,867
Sundry borrowers	1,621,656	1,761,384	1,043,227
Receivable securities and credits	3,408,517	1,218,281	936,997
Advances to FGC	898,083	–	–
Payments to be reimbursed	461,746	526,153	466,635
Borrowers due to purchase of assets	93,482	91,401	173,651
Other	108,977	175,599	140,014
Total	36,254,756	28,408,211	23,065,328

12) Other Assets

a) Foreclosed assets/others

	In thousands of R$

	Cost	Provision for losses	Residual value

			2008		2007

			December 31	September 30	December 31

Real estate	146,342	(32,946)	113,396	130,726	112,949
Goods subject to special conditions	66,219	(66,219)	–	–	–
Vehicles and similar	300,394	(92,892)	207,502	176,064	76,066
Inventories/storehouse	14,583	–	14,583	17,685	15,920
Machinery and equipment	10,080	(5,864)	4,216	3,978	4,686
Others	7,971	(6,956)	1,015	1,081	1,138
Total on December 31, 2008	545,589	(204,877)	340,712
Total on September 30, 2008	526,873	(197,339)		329,534
Total on December 31, 2007	389,856	(179,097)			210,759

b) Prepaid expenses

	In thousands of R$

	2008		2007

	December 31	September 30	December 31

Commission on the placement of financing (1)	1,038,744	1,123,189	1,477,887
Insurance selling expenses (2)	293,478	279,503	270,619
Advertising expenses (3)	73,591	82,980	109,587
Others	52,219	52,276	37,992
Total	1,458,032	1,537,948	1,896,085

(1) Commissions paid to storeowners and car dealers;
(2) Commissions paid to insurance brokers on trade of insurance, private pension plans and certificated savings plans products; and
(3) Prepaid advertising expenses, whose disclosure in the media will occur in the future;

13) Investments

a) Main investments transacted in branches and direct and indirect subsidiaries abroad, which were fully eliminated upon consolidation of the financial statements.

Investments in branches and subsidiaries abroad	In thousands of R$
	Balance on 12.31.2007	Transactions in the period (1)	Balance on 12.31.2008	Balance on 9.30.2008
Banco Bradesco S.A. Grand Cayman Branch	6,912,094	119,920	7,032,014	9,387,190
Bradport SGPS, Sociedade Unipessoal, Lda.	537,162	(113,264)	423,898	406,091
Banco Bradesco S.A. New York Branch	298,870	122,615	421,485	334,974
Banco Bradesco Luxembourg S.A.	268,452	112,274	380,726	305,869
Others	293,271	543,439	836,710	673,965
Total	8,309,849	784,984	9,094,833	11,108,089

(1) Represented by the positive exchange variation in the amount of R$3,095,816 thousand, negative equity in the earnings of unconsolidated companies in the amount of R$246,337 thousand, negative adjustment to market value of available-for-sale securities in the amount of R$337,669 thousand and capital increase of R$2,052,834 thousand and capital repatriation, in the amount of R$3,779,660 thousand.

b) Breakdown of investments in the consolidated financial statements

Affiliated companies	In thousands of R$

	2008		2007

	December 31	September 30	December 31

– IRB-Brasil Resseguros S.A.	453,326	433,531	410,988
– Serasa S.A.	79,291	82,047	–
– BES Investimento do Brasil S.A.	51,176	50,603	41,334
– NovaMarlim Participações S.A.	7,040	6,872	9,677
– Marlim Participações S.A.	699	2,707	5,764
– Others	1,123	1,102	181
Total in affiliated companies	592,655	576,862	467,944
– Tax incentives	328,178	327,812	333,464
Other investments (1)	477,864	268,447	153,901
Provision for:
Tax incentives	(294,307)	(294,163)	(293,469)
Other investments	(55,893)	(56,051)	(57,764)
Overall total of investments	1,048,497	822,907	604,076

(1) Goodwill added to the cost of BM&FBovespa shares recorded in Permanent Assets, resulting from the acquisition of interest in Ágora Corretora, in the amount of R$203,114 thousand (Note 15a).

c) The adjustments resulting from the evaluation of investments by the equity accounting method were recorded in income under “Equity in the earnings of affiliated companies” and corresponded to the period ended December 31, 2008 – R$135,356 thousand (December 31, 2007 – R$42,268 thousand), 4Q08 – R$46,930 thousand (3Q08 – R$22,601 thousand).

Companies	In thousands of R$

	Capital stock	Adjusted shareholders’ equity	Number of shares/ quotas held (thousands)		Consolidated ownership on capital stock	Adjusted net income/ (loss)	Adjustment resulting from evaluation (3)

			Common	Preferred			2008			2007

							4th Quarter	3rd Quarter	December 31 YTD	December 31 YTD

IRB-Brasil Resseguros S.A. (1) (4)	1,030,000	2,134,084	–	212	21.24%	577,938	46,384	17,792	122,754	38,899
NovaMarlim Participações S.A. (1) (4)	32,175	40,996	22,100	–	17.17%	6,441	221	190	1,106	2,290
Marlim Participações S.A. (1) (4)	21,031	5,909	10,999	21,998	11.84%	(22,179)	(2,017)	(972)	(2,626)	(1,432)
BES Investimento do Brasil S.A. – Banco de Investimento (1) (4)	150,000	255,882	7,993	7,993	20.00%	16,095	573	1,756	3,219	2,938
Serasa S.A. (2)	145,000	960,379	909	–	8.26%	133,015	1,843	3,804	10,987	–
Other companies							(74)	31	(84)	(427)
Equity in the earnings of affiliated companies							46,930	22,601	135,356	42,268

(1) Unaudited data related to November 30, 2008;
(2) Unaudited data related to December 31, 2008;
(3) Adjustments resulting from evaluation consider results recorded by the companies as from their acquisition and include equity variations in the investees not derived from results, as well as adjustments arising from the equalization of accounting practices, when applicable; and
(4) Annual Financial Statements audited by other independent auditors.

14) Premises and Equipment and Leased Assets

It is stated at acquisition cost. Depreciation is calculated based on the straight-line method at annual rates which take into consideration the economic useful lives of the assets.

	In thousands of R$

	Annual rate	Cost	Depreciation	Residual value

				2008		2007

				December 31	September 30	December 31

Premises and equipment:
– Buildings	4%	631,022	(351,660)	279,362	286,696	285,482
– Land	–	411,868	–	411,868	413,135	417,103
Facilities, furniture and equipment in use	10%	2,855,411	(1,511,294)	1,344,117	1,135,432	991,877
Security and communication systems	10%	172,851	(105,331)	67,520	64,948	58,885
Data processing systems	20 to 50%	1,220,045	(902,811)	317,234	302,882	257,153
Transportation systems	20%	29,268	(17,819)	11,449	13,336	15,396
Construction in progress	–	14	–	14	81,988	65,786
Finance lease of data processing systems	20 to 50%	2,189,082	(1,384,002)	805,080	–	–
Subtotal:		7,509,561	(4,272,917)	3,236,644	2,298,417	2,091,682
Leased assets		22,691	(9,950)	12,741	10,021	11,421
Total on December 31, 2008		7,532,252	(4,282,867)	3,249,385
Total on September 30, 2008		5,268,635	(2,960,197)		2,308,438
Total on December 31, 2007		4,942,999	(2,839,896)			2,103,103

Premises and equipment of the Bradesco Organization present an unrecorded increase of R$1,570,878 thousand (September 30, 2008 – R$1,555,008 thousand and December 31, 2007 – R$1,251,168 thousand) based on appraisal reports prepared by independent experts in 2008, 2007 and 2006.

The Bank executed lease agreements, for data processing systems, which are presented under premises and equipment. According to this accounting policy, assets and liabilities are classified in the financial statements and asset depreciation is calculated according to our own assets depreciation policy. Interest rates on this liability are also recognized.

The fixed assets to reference shareholders’ equity ratio in relation to “economic-financial consolidated” is 13.55% (September 30, 2008 – 17.62% and December 31, 2007 – 14.46%), and in relation to the “financial consolidated” basis is 48.02% (September 30, 2008 – 47.38% and December 31, 2007 – 45.81%), within the maximum 50% limit.

The difference between the fixed assets to shareholders’ equity ratio of the “economic-financial consolidated” and of the “financial consolidated” derives from the existence of non-financial subsidiaries which have high liquidity and low fixed assets to shareholders’ equity ratio, with the consequent increase in the fixed assets ratio of the “consolidated financial.” Whenever necessary, we may reallocate the funds for the financial companies through the payment of dividends/interest on shareholders’ equity to financial companies or corporate reorganization between the financial and non-financial companies, thus allowing the improvement of that ratio.

15) Intangible Assets

a) Goodwill

Goodwill from investment acquisition in Ágora Corretora (Note 1) amounted to R$694,662 thousand, of which R$203,114 thousand represents the difference between book value and market value of shares recorded in Permanent Assets (BM&Bovespa shares), being amortized upon their realization which, up to September 2008, were classified as Deferred Charges; and R$491,548 thousand representing future profitability/client portfolio, which will be amortized within five (5) years. In 2008, goodwill was amortized in the amount of R$32,770 thousand.

Goodwill related to companies acquired up to March 31, 2008 was fully amortized, accounting for R$53,030 thousand on March 31, 2008 and R$952,543 thousand on December 31, 2007.

b) Intangible assets

Acquired intangible assets have defined useful life and comprises:

	in thousands of R$

	Amortization Rate (1)	Cost	Amortization	Residual value

				2008		2007

				December 31	September 30	December 31

Acquisition of right for banking services	Agreement	2,457,559	(862,893)	1,594,666	1,579,911	1,252,510
Software (2)	10% to 20%	2,769,278	(1,579,935)	1,189,343	1,011,094	914,306
Future profitability client portfolio (Item a)	20%	491,548	(32,770)	458,778	686,469	–
Other	20%	114,318	(44,272)	70,046	91,537	48,677
Total on December 31, 2008		5,832,703	(2,519,870)	3,312,833
Total on September 30, 2008		5,681,705	(2,312,694)		3,369,011
Total on December 31, 2007		4,111,245	(1,895,752)			2,215,493
(1) The amortization of intangible assets is usually linear throughout an estimated period of economic benefit and accounted as other administrative expenses and other operating expenses.
(2) Software acquired and/or developed by specialized companies.

In 2008, impairment losses in intangible assets were recorded in the amount of R$1,481 thousand – acquisition of right for banking and software services, according to an evaluation made by the Bank. (Note 29)

Expenses with research and development of systems corresponded to R$69,741 thousand in the period (December 31, 2007 – R$46,316 thousand), 4Q08 – R$24,315 thousand (3Q08 – R$16,779 thousand) .

c) Breakdown of Intangible assets by class

	in thousands of R$

	Acquisition of bank rights	Software	Client portfolio	Other	Total

Balance on December 31, 2007	1,252,510	914,306	–	48,677	2,215,493
Third-party development	–	626,050	–	–	626,050
Additions	821,699	113,193	–	31,017	965,909
Acquisition of investments in Ágora Corretora	–	–	694,662	–	694,662
Transfer to investments	–	–	(203,114)	–	(203,114)
Write-offs	–	(6,492)	–	–	(6,492)
Impairment expenses	(1,037)	(444)	–	–	(1,481)
Amortization for the year (item 1)	(478,506)	(457,270)	(32,770)	(9,648)	(978,194)
Balance on December 31, 2008	1,594,666	1,189,343	458,778	70,046	3,312,833

16) Deposits, Federal Funds Purchased And Securities Sold Under Agreements To Repurchase And Funds From Issuance Of Securities

a) Deposits

	in thousands of R$

	2008						2007

	Up to 30 days	From 31 to 180 days	From 181 to 360 days	More than 360 days	December 31	September 30	December 31

• Demand deposits (1)	27,610,162	–	–	–	27,610,162	26,694,457	28,495,555
• Savings deposits (1)	37,768,508	–	–	–	37,768,508	35,680,823	32,812,974
• Interbank deposits	500,914	79,809	93,988	23,483	698,194	340,008	372,473
• Time deposits (2)	6,215,362	8,730,598	9,743,294	72,724,527	97,413,781	75,528,501	35,717,178
• Other – investment deposits	1,002,708	–	–	–	1,002,708	925,930	925,266
Overall total on December 31, 2008	73,097,654	8,810,407	9,837,282	72,748,010 164,493,353
%	44.4	5.4	6.0	44.2	100.0
Overall total on September 30, 2008	67,224,684	6,167,223	12,072,264	53,705,548		139,169,719
%	48.3	4.4	8.7	38.6		100.0
Overall total on December 31, 2007	64,754,377	6,505,910	4,536,855	22,526,304			98,323,446
%	65.9	6.6	4.6	22.9			100.0

(1) Classified as “up to 30 days” without considering average historical turnover; and
(2) It considers the maturities established in investments.

b) Federal funds purchased and securities sold under agreements to repurchase

	in thousands of R$

	2008						2007

	Up to 30 days	From 31 to 180 days	From 181 to 360 days	More than 360 days	December 31	September 30	December 31

Own portfolio	3,199,543	1,427,550	2,125,442	31,466,155	38,218,690	39,627,936	37,864,704
• Government securities	2,909,267	292,134	291,617	20,470	3,513,488	3,570,319	5,494,174
• Debentures of own issuance	288,223	1,092,545	1,833,825	31,436,585	34,651,178	35,027,576	29,548,616
• Foreign	2,053	42,871	–	9,100	54,024	1,030,041	2,821,914
Third-party portfolio (1)	39,183,274	176,351	–	–	39,359,625	45,691,232	29,578,200
Unrestricted portfolio (1)	1,627,049	436,172	335,617	–	2,398,838	2,144,614	6,190,745
Overall total on December 31, 2008 (2)	44,009,866	2,040,073	2,461,059	31,466,155	79,977,153
%	55.0	2.6	3.1	39.3	100.0
Overall total on September 30, 2008 (2)	49,801,337	3,674,122	2,055,317	31,933,006		87,463,782
%	56.9	4.2	2.4	36.5		100.0
Overall total on December 31, 2007 (2)	42,768,817	6,186,634	5,738,182	18,940,016			73,633,649
%	58.1	8.4	7.8	25.7			100.00
(1) Represented by government securities; and
(2) Includes R$16,396,613 thousand (September 30, 2008 – R$15,690,593 thousand and December 31, 2007 – R$10,197,583 thousand) of funds invested in purchase and sale commitments with Bradesco, the quotaholders of which are subsidiaries composing the consolidated financial statements (Notes 8a, b, c and d).

c) Funds from issuance of securities

	in thousands of R$

	2008						2007

	Up to 30 days	From 31 to 180 days	From 181 to 360 days	More than 360 days	December 31	September 30	December 31

Securities – Local:
• Exchange acceptances	249	–	–	–	249	241	406
• Mortgage bond	63,432	382,788	324,682	–	770,902	878,237	866,876
• Letters of credit for agribusiness	40,108	71,162	1,067,130	174,226	1,352,626	578,965	–
• Other	198,887	–	–	–	198,887	128,485	34,765
• Debentures (1)	–	31,283	–	1,455,360	1,486,643	1,531,746	2,594,921
Subtotal	302,676	485,233	1,391,812	1,629,586	3,809,307	3,117,674	3,496,968
Securities – Foreign:
• Fixed Rate Note (2)	–	–	–	–	–	–	89,528
• MTN Program Issues (2)	38,500	–	–	226,623	265,123	255,618	720,999
• Securitization of future flow of money orders
received from abroad (d)	13,810	68,442	186,985	4,449,326	4,718,563	2,936,847	1,905,722
• Securitization of future flow of credit card bill
receivables from cardholders resident abroad (d)	698	55,991	50,088	160,120	266,897	241,118	283,565
• Cost of issuances on funding (3)	(441)	(1,144)	(2,248)	(44,386)	(48,219)	(15,635)	(8,408)
Subtotal	52,567	123,289	234,825	4,791,683	5,202,364	3,417,948	2,991,406
Overall total on December 31, 2008	355,243	608,522	1,626,637	6,421,269	9,011,671
%	3.9	6.8	18.1	71.2	100.0
Overall total on September 30, 2008	359,816	481,652	960,964	4,733,190		6,535,622
%	5.5	7.4	14.7	72.4		100.0
Overall total on December 31, 2007	306,705	853,351	564,671	4,763,647			6,488,374
%	4.7	13.2	8.7	73.4			100.0

(1) This refers to installment of issuances of simple debentures not convertible into shares of Bradesco Leasing S.A. Arrendamento Mercantil, maturing on May 1, 2011 and has a 104% of CDI remuneration, whose installments referring to interest are classified in the short term;
(2) Issuance of securities in the international market for foreign exchange operations for customers, through purchase and sale of foreign currencies, related to discounts of export bills, pre-financing of exports and financing of imports, substantially in the short term; and
(3) Pursuant to CVM Rule 556 and CPC 08, expenses related to fund raising are recorded as write-down to respective funding and appropriated to income for the term of the operation.

d) Since 2003, Bradesco Organization has been entering into certain agreements designed to optimize its funding and liquidity management activities through the use of SPEs. These SPEs, named International Diversified Payment Rights Company and Brazilian Merchant Voucher Receivables Limited, are financed through long-term liabilities and settled through the future cash flows of the underlying assets, which basically include:

(i) Current and future flows of money orders remitted by individuals and corporate entities located abroad to beneficiaries in Brazil for which the Bank acts as paying agent; and
(ii) Current and future flows of credit card receivables arising from expenses made in Brazilian territory by holders of credit cards issued outside Brazil.

The long-term securities issued by the SPEs and sold to investors are settled through funds derived from the money order flows and credit card bills. Bradesco is obliged to redeem these securities in specific cases of delinquency or if the SPEs’ operations are discontinued.

The funds derived from the sale of current and future money orders flows and credit card receivables, received by the SPEs, must be maintained in a specific bank account until a specific minimum limit is attained.

We present below the main features of the notes issued by the SPEs:

	in thousands of R$

	Issuance	Transaction amount	Maturity	Total

				2008		2007

				December 31	September 30	December 31

	8.20.2003	595,262	8.20.2010	116,273	115,748	150,863
	7.28.2004	305,400	8.20.2012	150,366	130,867	142,460
	6.11.2007	481,550	5.20.2014	586,113	480,352	445,868
	6.11.2007	481,550	5.20.2014	586,113	480,352	456,801
	12.20.2007	354,260	11.20.2014	468,944	384,325	354,865
	12.20.2007	354,260	11.20.2014	468,944	384,325	354,865
Securitization of future flow of money	3.6.2008	836,000	5.20.2014	1,172,293	960,878	–
orders received from abroad	12.19.2008	1,168,500	2.20.2015	1,169,517	–	–
Total		4,576,782		4,718,563	2,936,847	1,905,722
Securitization of future flow of credit card
bill receivables from cardholders resident
abroad	7.10.2003	800,818	6.15.2011	266,897	241,118	283,565
Total		800,818		266,897	241,118	283,565

e) Expenses with funding and price-level restatement and interest on technical provisions for insurance, private pension plans and certificated savings plans

	in thousands of R$

	2008			2007

	4rd Quarter	3nd Quarter	December 31	December 31
			YTD	YTD

Savings deposits	710,263	663,744	2,442,137	2,001,766
Time deposits	3,311,265	2,526,305	8,892,095	4,684,048
Federal funds purchased and securities sold under agreements to repurchase	3,016,505	2,882,215	9,898,503	6,141,056
Funds from issuance of securities	516,875	402,416	1,220,587	717,862
Other funding expenses	111,595	85,152	308,638	181,399
Subtotal	7,666,503	6,559,832	22,761,960	13,726,131
Expenses for price-level restatement and interest on technical provisions from
insurance, private pension plans and certificated savings plans	926,147	345,659	4,007,684	4,616,356
Total	8,592,650	6,905,491	26,769,644	18,342,487

17) Borrowing and onlending

a) Borrowing

	in thousands of R$

	2008						2007

	Up to 30 days	From 31 to 180 days	From 181 to 360 days	More than 360 days	December 31	September 30	December 30

Local	442	16	20	75	553	626	823
• Official institutions	3	16	20	75	114	199	450
• Other institutions	439	–	–	–	439	427	373
Foreign (1)	1,755,569	6,653,987	4,713,701	1,080,795	14,204,052	14,001,175	8,065,007
Overall total on December 31, 2008	1,756,011	6,654,003	4,713,721	1,080,870	14,204,605
%	12.4	46.8	33.2	7.6	100.0
Overall total on September 30, 2008	3,702,319	6,328,616	3,277,089	693,777		14,001,801
%	26.4	45.2	23.4	5.0		100.0
Overall total on December 31, 2007	1,251,439	4,193,517	2,273,314	347,560			8,065,830
%	15.5	52.0	28.2	4.3			100.0
(1) Pursuant to CVM Rule 556 and CPC 08, expenses related to funding are recorded as write-down to respective funding.

b) Onlending

	in thousands of R$

	2008						2007

	Up to 30	From 31 to	From 181 to	More than	December 31	September 30	December 30
	days	180 days	360 days	360 days

Local	1,117,420	2,332,321	3,290,947	11,001,648	17,742,336	16,549,602	14,086,436
• National treasury	–	–	114,608	–	114,608	86,679	50,881
• BNDES	321,433	941,034	1,560,504	4,317,915	7,140,886	6,599,661	6,147,703
• CEF	1,636	6,646	7,836	83,079	99,197	101,084	101,280
• Finame	794,351	1,384,635	1,607,992	6,599,912	10,386,890	9,761,398	7,785,347
• Other institutions	–	6	7	742	755	780	1,225
Foreign	182	–	–	–	182	1,426,605	1,257,281
Overall total on December 31, 2008	1,117,602	2,332,321	3,290,947	11,001,648	17,742,518
%	6.3	13.2	18.5	62.0	100.0
Overall total on September 30, 2008	2,599,466	2,302,061	2,971,991	10,102,689		17,976,207
%	14.5	12.8	16.5	56.2		100.0
Overall total on December 31, 2007	614,853	2,158,202	3,844,256	8,726,406			15,343,717
%	4.0	14.1	25.0	56.9			100.0

c) Borrowing and onlending expenses

	in thousands of R$

	2008			2007

	4rd Quarter	3nd Quarter	December 31	December 31
			YTD	YTD

Borrowing:
• Local	159	123	674	580
• Foreign	68,714	49,651	178,363	106,447
Subtotal borrowing	68,873	49,774	179,037	107,027

Local onlending:
• National treasury	1,910	502	3,303	3,620
• BNDES	130,817	122,134	489,687	455,616
• CEF	2,545	2,467	9,227	7,570
• Finame	254,467	227,223	798,953	581,809
• Other institutions	80	42	164	143
Foreign onlending:
• Payables to foreign bankers (Note 11a)	2,812,035	2,188,712	4,992,838	159,164
• Other expenses with foreign onlending	523,525	248,903	706,308	(372,173)
Subtotal onlending	3,725,379	2,789,983	7,000,480	835,749

Total	3,794,252	2,839,757	7,179,517	942,776

18) Contingent Assets And Liabilities And Legal Liabilities – Tax And Social Security

a) Contingent assets

Contingent assets are not recognized on an accounting basis; however, there are ongoing proceedings whose prospects of success are good. The main one is:

– PIS – R$53,334 thousand: it pleads the compensation of PIS on the Gross Operating Revenue, collected under the terms of the Decree Laws 2,445 and 2,449/88, in what exceeded the amount due under the terms of the Supplementary Law 07/70 (PIS Repique).

The claim of ILL refunding, introduced by article 35 of Law 7,713/88, is no longer disclosed due to the fact that a favorable outcome is no longer probable, pursuant to our legal advisors’ opinion.

b) Contingent liabilities classified as probable losses and legal liabilities – tax and social security

The Bradesco Organization is currently party to a number of legal suits in the labor, civil and tax spheres, arising from the normal course of its business activities.

The provisions were recorded based on the opinion of our legal advisors; the types of lawsuit; similarity with previous lawsuits; complexity and positioning of the courts, whenever loss is deemed probable.

The Organization’s Management considers that the provision recorded is sufficient to cover losses generated by the corresponding proceedings.

The liability related to the legal liability in litigation is maintained until the definite successful outcome of the lawsuit, represented by favorable court decisions, for which appeals are no longer appropriate, or due to statute of limitation.

I – Labor claims

These are claims brought by former employees seeking indemnity, especially the payment of unpaid overtime. In the proceedings requiring judicial deposit, the amount of the labor claims is recorded considering the effective perspective of loss of these deposits. For the other proceedings, the provision is recorded based on the average value determined by the total payments made of the claims ended in the last 12 months, considering the year of the determination of judicial deposits.

Following the effective control over working hours implemented in 1992, via electronic time cards, overtime is paid regularly during the employment contract and, accordingly, claims on an individual basis subsequent to 1997 substantially reduced its amounts.

II - Civil lawsuits

These are claims for pain and suffering and property damages, mainly protests, bounced checks, the inclusion of information about debtors in the restricted credit registry and the replacement of inflation rates excluded as a result of economic plans.

These lawsuits are individually controlled and provisioned whenever the loss is evaluated as probable, considering the opinion of our legal advisors, the nature of the lawsuits, and similarity with previous lawsuits, complexity and positioning of courts.

The issues discussed in the lawsuits usually are not events that cause a representative impact on the interest income. Most of these lawsuits are brought at the JEC, in which the requests are limited to 40 minimum wages. Moreover, approximately 50% of JEC’s lawsuits are judged unfounded and the amount of the condemnation imposed corresponds to the historical average of only 5% of the total amount claimed.

It is worth pointing out the increase in claims pleading the incidence of inflation rates which were excluded as a result of the savings accounts balance restatement due to Economic Plans (specially Bresser and Verão Economic Plans), although the Bank had complied with the legal requirements in force at the time.

At present, there are no significant administrative lawsuits in course, filed as a result of the lack of compliance with National Financial System regulations or payment of fines, which could cause representative impacts on the Bank’s interest income.

III – Legal liabilities – tax and social security

The Bradesco Organization is judicially disputing the legality and constitutionality of certain taxes and contributions, for which provisions have been recorded in full, despite the likelihood of a successful medium- and long-term outcome based on the opinion of our legal advisors.

The main matters are:

– Cofins – R$2,288,335 thousand: moves to calculate and collect Cofins, as from October 2005, on the effective income, whose concept is in Article 2 of Supplementary Law 70/91, removing the unconstitutional increase of the calculation basis intended by paragraph 1 of Article 3 of Law 9,718/98;

– CSLL – R$1,366,221 thousand: questions CSLL required from financial institutions in the reference years from 1995 to 1998 at rates higher than the ones applied to general legal entities, not complying with the constitutional principle of isonomy;

– IRPJ/Loan Losses – R$567,629 thousand: moves to deduct, for purposes of determination of the calculation basis of due IRPJ and CSLL, the amount of the effective and definite losses, total or partial, suffered in the reference years from 1997 to 2006, when receiving credits, regardless of the compliance with the conditions and terms provided for in Articles 9 to 14 of Law 9,430/96 that only apply to the temporary losses;

– INSS Autonomous Brokers – R$622,368 thousand: it discusses the incidence of the social security contribution on the remunerations paid to autonomous service providers, established by the Supplementary Law 84/96 and subsequent regulations/ amendments, at the rate of 20% and additional of 2.5%, under the argument that the services are not provided to the insurance companies, but to the policyholders, thus being out of the incidence field of the contribution provided for in the item I, Article 22, of Law 8,212/91, with new wording in Law 9,876/99;

– CSLL – R$510,597 thousand: it pleads the non-collection of CSLL of the reference years from 1996 to 1998, years in which some companies of the Bradesco Organization did not have employees, since the item I, Article 195, of the Federal Constitution provides that this contribution is only due by employers; and

– PIS – R$264,097 thousand: moves for the compensation of the amounts unduly overpaid in the reference years of 1994 and 1995 as contribution to PIS, corresponding to the exceeding amount to what would be due on the calculation basis constitutionally provided for, i.e., gross operating revenue, as defined in the income tax legislation – concept in Article 44 of Law 4,506/64, not including interest income.

IV – Provisions divided by nature

	in thousands of R$

	2008		2007

	December	September	December
	31	30	31

Labor claims	1,553,143	1,567,463	1,492,229
Civil lawsuits	1,524,423	1,476,264	1,413,673
Subtotal (1)	3,077,566	3,043,727	2,905,902
Tax and social security (2)	7,052,932	7,128,623	6,310,924
Total	10,130,498	10,172,350	9,216,826
(1) Note 20b; and
(2) Classified under item “Other liabilities – tax and social security” (Note 20a).

V – Breakdown of Provisions

	December 31 YTD – In thousands of R$

	2008

	Labor claims	Civil lawsuits	Tax and social security (1)

At the beginning of the period	1,492,229	1,413,673	6,310,924
Monetary restatement	210,299	204,882	464,253
Recordings/reversals	285,192	308,852	452,179
Balance acquired	2,351	–	–
Payments	(436,928)	(402,984)	(174,424)
At the end of the period	1,553,143	1,524,423	7,052,932
(1) It comprises, substantially, legal liabilities.

c) Contingent Liabilities classified as possible losses

The Bradesco Organization maintains a follow-up system for all administrative and judicial proceedings in which the institution is the “plaintiff” or “defendant” and based on the opinion of the legal advisors classifies the lawsuits according to the expectation of non-success. In this context the contingent proceedings evaluated as risk of possible loss are not recognized on an accounting basis, and the main proceedings are related to leasing companies’ ISSQN, in the amount of R$134,200 thousand. In this proceeding, the demand of the referred tax by municipalities other than those where the companies are set up and to which the tax is collected in compliance with the law is discussed.

19) Subordinated Debt

Instrument	Issuance	in thousands of R$

		Amount of the operation			2008		2007

			Maturity	Remuneration	December	September	December
					31	30	31

In Brazil:
Subordinated CDB	March/2002	528,550	2012	100.0% of DI rate – Cetip	1,491,106	1,443,240	1,326,962
Subordinated CDB	June/2002	41,201	2012	100.0% of CDI rate + 0.75% p.a.	118,116	114,106	104,318
Subordinated CDB	October/2002	200,000	2012	102.5% of CDI rate	523,332	506,119	464,367
Subordinated CDB	October/2002	500,000	2012	100.0% of CDI rate + 0.87% p.a.	1,348,412	1,302,241	1,189,455
Subordinated CDB	October/2002	33,500	2012	101.5% of CDI rate	86,707	83,883	77,028
Subordinated CDB	October/2002	65,150	2012	101.0% of CDI rate	167,425	161,998	148,821
Subordinated CDB	November/2002	66,550	2012	101.0% of CDI rate	170,618	165,087	151,659
Subordinated CDB	November/2002	134,800	2012	101.5% of CDI rate	346,449	335,163	307,773
Subordinated CDB	January/2006	1,000,000	2011	104.0% of CDI rate	1,448,262	1,399,943	1,282,838
Subordinated CDB	February/2006	1,171,022	2011	104.0% of CDI rate	1,681,976	1,625,860	1,489,856
Subordinated CDB	March/2006	710,000	2011	104.0% of CDI rate	1,005,496	971,949	890,645
Subordinated CDB	June/2006	1,100,000	2011	103.0% of CDI rate	1,488,845	1,439,642	1,320,323
Subordinated CDB	July /2006	13,000	2011	102.5% of CDI rate	17,537	16,961	15,561
Subordinated CDB	July/2006	505,000	2011	103.0% of CDI rate	680,211	657,732	603,219
Subordinated CDB	August/2006	5,000	2011	102.5% of CDI rate	6,652	6,433	5,903
Subordinated CDB	May/2007	995,978	2012	103.0% of CDI rate	1,206,822	1,166,939	1,070,223
Subordinated CDB	October /2007	13,795	2012	100.0% of CDI rate + 0.344% p.a.	15,891	15,367	14,092
Subordinated CDB	October/2007	110,000	2012	IPCA + (7.102% p.a. to 7.367% p.a.)	128,311	124,648	112,319

Instrument	Issuance	in thousands of R$

		Amount of the operation			2008		2007

			Maturity	Remuneration	December	September	December
					31	30	31

Subordinated CDB	November /2007	390,000	2012	100.0% of CDI rate + 0.344% p.a.	445,894	431,201	395,426
Subordinated CDB	November/2007	164,000	2012	IPCA + (7.446% p.a. to 7.593% p.a.)	190,772	185,127	166,912
Subordinated CDB	December /2007	1,552,500	2012	100.0% of CDI rate + 0.344% p.a.	1,758,841	1,700,250	1,557,446
Subordinated CDB	December/2007	10,000	2012	IPCA + 7.632% p.a.	11,559	11,211	10,116
Subordinated CDB	January/2008	30,000	2012	100.0% of CDI rate + 0.344% p.a.	33,713	32,602	–
Subordinated CDB	February/2008	85,000	2012	IPCA + (7.44% p.a. and 7.897% p.a.)	95,386	92,540	–
Subordinated CDB	February/2008	200,000	2012	100.0% of CDI rate + 0.4914% p.a.	222,843	215,420	–
Subordinated CDB	April/2008	20,000	2013	IPCA + 7.90% p.a.	22,048	21,375	–
Subordinated CDB	May/2008	10,000	2013	IPCA + 8.20% p.a.	10,927	10,585	–
Subordinated CDB	July/2008	230,000	2013	100.0% of CDI rate + 1.0817% p.a.	245,864	237,318	–
Subordinated CDB	November/2008	1,000,000	2014	112.0% of CDI rate	1,018,009	–	–
Subordinated debentures	September/2001	300,000	2008	100.0% of CDI rate + 0.75% p.a.	–	–	310,950
Subordinated debentures	November/2001	300,000	2008	100.0% of CDI rate + 0.75% p.a.	–	316,120	305,284
Subtotal in the country		11,485,046			15,988,024	14,791,060	13,321,496
Abroad:
Subordinated debt (Dollar)	December/2001	353,700	2011	10.25% rate p.a.	350,356	294,219	265,087
Subordinated debt (Yen) (1)	April/2002	315,186	2012	4.05% rate p.a.	317,826	267,025	241,092
Subordinated debt (Dollar)	October/2003	1,434,750	2013	8.75% rate p.a.	1,182,936	989,716	895,867
Subordinated debt (Euro)	April/2004	801,927	2014	8.00% rate p.a.	735,689	623,769	591,864
Subordinated debt (Dollar) (2)	June/2005	720,870	–	8.875% rate p.a.	705,940	578,254	535,058
Funding issue costs (3)	–	–	–	–	(32,205)	(26,429)	(32,232)
Subtotal abroad		3,626,433			3,260,542	2,726,554	2,496,736
Overall total		15,111,479			19,248,566	17,517,614	15,818,232
(1) Including the swap to U.S. dollar cost, the rate increases to 10.15% p.a.;
(2) In June 2005, a perpetual subordinated debt was issued in the amount of US$300,000 thousand, with exclusive redemption option on the part of the issuer, in its totality and upon previous authorization of Bacen, considering that: (i) a 5-year term from the issuance date has elapsed and subsequently on each date of interest maturity; and (ii) at any moment in the event of change in the tax laws in Brazil or abroad, which may cause an increase in costs for the issuer and in case the issuer is notified in writing by Bacen that securities may no longer be included in the consolidated capital, for capital adequacy ratio calculation purposes; and (3) According to CVM Rule 556 and CPC 08, funding-related expenses are recorded as write-down to the respective funding and appropriated to income according to the term of operation.

20) Other Liabilities

a) Tax and social security

		in thousands of R$

	2008		2007

	December	September	December
	31	30	31

Provision for tax risks (Note 18b IV)	7,052,932	7,128,623	6,310,924
Provision for deferred income tax (Note 34f)	2,467,850	2,022,492	1,606,242
Taxes and contributions on profits payable	1,327,665	1,175,044	1,434,712
Taxes and contributions collectible	634,150	517,804	487,913
Total	11,482,597	10,843,963	9,839,791

b) Sundry

		in thousands of R$

	2008		2007

	December	September	December
	31	30	31

Credit card operations	6,009,216	5,382,390	6,052,404
Provision for payments due	3,066,969	3,742,089	2,932,216
Provision for contingent liabilities (civil and labor) (Note 18b IV)	3,077,566	3,043,727	2,905,902
Sundry creditors	1,828,087	1,751,906	1,335,948
Liabilities for acquisition of assets and rights	950,738	250,529	141,240
Liabilities for acquisition of assets – financial lease	1,042,271	–	–
Liabilities for official agreements	333,867	329,522	383,417
Others	1,164,067	780,476	610,717
Total	17,472,781	15,280,639	14,361,844

21) Insurance, Private Pension Plans and Certificated Savings Plans Operations

a) Provisions by account

	in thousands of R$

	Insurance (1)			Life and Private Pension Plans (2)			Certificated Savings Plans			Total

	2008		2007	2008		2007	2008		2007	2008		2007

	December	September	December	December	September	December	December	September	December	December	September	December
	31	30	31	31	30	31	31	30	31	31	30	31

Current and long-term liabilities
Mathematical provision for benefits to
be granted	–	–	–	45,922,203	44,501,251	41,263,839	–	–	–	45,922,203	44,501,251	41,263,839
Mathematical provision for
benefits granted	–	–	–	4,280,106	4,197,102	3,815,978	–	–	–	4,280,106	4,197,102	3,815,978
Mathematical provision for redemptions	–	–	–	–	–	–	2,198,297	2,164,390	2,014,346	2,198,297	2,164,390	2,014,346
IBNR Provision	1,270,570	1,230,544	1,218,574	536,319	417,577	396,795	–	–	–	1,806,889	1,648,121	1,615,369
Unearned premiums provision	1,586,929	1,535,530	1,441,229	78,484	53,403	46,867	–	–	–	1,665,413	1,588,933	1,488,096
Provision for contribution insufficiency (3)	–	–	–	2,522,156	2,679,349	2,499,733	–	–	–	2,522,156	2,679,349	2,499,733
Provision for unsettled claims	745,681	696,353	642,896	641,675	620,803	530,748	–	–	–	1,387,356	1,317,156	1,173,644
Financial fluctuation provision	–	–	–	648,790	641,185	575,452	–	–	–	648,790	641,185	575,452
Premium insufficiency provision	–	–	31	478,669	478,787	495,188	–	–	–	478,669	478,787	495,219
Financial surplus provision	–	–	–	290,885	340,431	401,806	–	–	–	290,885	340,431	401,806
Provision for drawing and redemptions	–	–	–	–	–	–	413,295	414,013	386,157	413,295	414,013	386,157
Provision for administrative expenses	–	–	–	145,207	146,295	109,110	83,910	79,853	76,064	229,117	226,148	185,174
Provision for contingencies	–	–	–	–	–	–	10,083	10,147	14,730	10,083	10,147	14,730
Other provisions	2,226,731	2,227,282	2,188,876	507,142	453,916	407,846	–	–	–	2,733,873	2,681,198	2,596,722
Total provisions	5,829,911	5,689,709	5,491,606	56,051,636	54,530,099	50,543,362	2,705,585	2,668,403	2,491,297	64,587,132	62,888,211	58,526,265

(1)“Other provisions” basically refer to the technical provision in the “individual health” portfolio created in order to cover the differences of future premium adjustments and those necessary to the portfolio technical balance, by adopting a constant formulation of Actuarial Technical Note approved by ANS;
(2) Includes insurance operations for individuals and private pension plans; and
(3) The contribution insuffi ciency provision is calculated according to the mitigated biometric table AT-2000, improved by 1.5%, considering males separated from females, who have higher life expectancy, and actual interest rate of 4.3% p.a.

b) Technical provisions by product

	in thousands of R$

							Certificated Savings Plans			Total

	2008		2007	2008		2007	2008		2007	2008		2007

	December	September	December	December	September	December	December	September	December	December	September	December
	31	30	31	31	30	31	31	30	31	31	30	31

Health (1)	3,415,915	3,384,746	3,202,200	–	–	–	–	–	–	3,415,915	3,384,746	3,202,200
Auto/RCF	1,739,587	1,641,047	1,666,411	–	–	–	–	–	–	1,739,587	1,641,047	1,666,411
Dpvat	77,165	77,967	57,532	145,135	150,615	106,250	–	–	–	222,300	228,582	163,782
Life	18,953	18,725	20,594	2,422,920	2,228,663	2,021,629	–	–	–	2,441,873	2,247,388	2,042,223
Basic lines	578,291	567,224	544,869	–	–	–	–	–	–	578,291	567,224	544,869
PGBL	–	–	–	10,421,881	9,907,641	9,413,064	–	–	–	10,421,881	9,907,641	9,413,064
VGBL	–	–	–	27,627,847	26,778,414	24,517,024	–	–	–	27,627,847	26,778,414	24,517,024
Traditional plans	–	–	–	15,433,853	15,464,766	14,485,395	–	–	–	15,433,853	15,464,766	14,485,395
Certificated savings plans	–	–	–	–	–	–	2,705,585	2,668,403	2,491,297	2,705,585	2,668,403	2,491,297
Total technical provisions	5,829,911	5,689,709	5,491,606	56,051,636	54,530,099	50,543,362	2,705,585	2,668,403	2,491,297	64,587,132	62,888,211	58,526,265

(1) See Note 21a, item 1.

c) Guarantees of technical provisions

	in thousands of R$

							Certificated Savings Plans			Total

	2008		2007	2008		2007	2008		2007	2008		2007

	December	September	December	December	September	December	December	September	December	December	September	December
	31	30	31	31	30	31	31	30	31	31	30	31

Investment fund quotas (VGBL and PGBL)	–	–	–	38,049,728	36,686,055	33,930,088	–	–	–	38,049,728	36,686,055	33,930,088
Investment fund quotas
(excluding VGBL and PGBL)	5,281,805	5,232,709	5,252,196	12,926,284	13,531,312	13,436,613	2,492,489	2,352,748	2,246,591	20,700,578	21,116,769	20,935,400
Government securities	72,758	72,136	52,779	3,109,296	3,018,775	2,755,530	–	–	–	3,182,054	3,090,911	2,808,309
Private securities	158,571	41,655	460	927,903	937,573	454,756	116,171	162,155	116,627	1,202,645	1,141,383	571,843
Shares	2,368	3,150	3,600	1,113,502	460,547	–	166,725	243,224	217,630	1,282,595	706,921	221,230
Receivables	520,407	507,833	478,481	–	–	–	–	–	–	520,407	507,833	478,481
Real estate	7,290	7,393	7,598	–	–	–	10,238	10,325	10,499	17,528	17,718	18,097
Deposits retained at IRB and court deposits	7,032	6,774	60,336	65,564	65,025	51,305	–	–	–	72,596	71,799	111,641
Total guarantees of technical provisions	6,050,231	5,871,650	5,855,450	56,192,277	54,699,287	50,628,292	2,785,623	2,768,452	2,591,347	65,028,131	63,339,389	59,075,089

d) Retained premiums from insurance, private pension plans contributions and certificated savings plans

	In thousands of R$

	2008			2007

	4th Quarter	3rd Quarter	December 31	December 31
			YTD	YTD

Premiums written	2,820,016	2,870,560	10,748,533	9,804,125
Supplementary private pension plan contributions (including VGBL)	2,964,174	2,598,523	10,939,839	10,643,057
Revenues from certificated savings plans	476,737	442,979	1,699,672	1,556,290
Coinsurance premiums granted	(26,069)	(64,329)	(146,948)	(404,067)
Refunded premiums	(30,812)	(26,317)	(92,344)	(120,436)
Net premiums written	6,204,046	5,821,416	23,148,752	21,478,969
Reinsurance premiums	(68,878)	(84,333)	(325,002)	(622,034)
Retained premiums from insurance, private pension plans and
certificated savings plans (1)	6,135,168	5,737,083	22,823,750	20,856,935
(1) See Note 4b.

22) Minority Interest in Subsidiaries

		In thousands of R$

	2008		2007

	December	September	December
	31	30	31

Andorra Holdings S.A.	158,402	154,646	144,308
Banco Bradesco BBI S.A.	81,430	403,268	–
Celta Holding S.A.	68,879	57,401	–
Banco Alvorada S.A.	8,468	7,681	6,845
Baneb Corretora de Seguros S.A.	3,837	3,829	3,584
Other minority shareholders	483	189	675
Total	321,499	627,014	155,412

23) Shareholders’ Equity (Parent Company)

a) Breakdown of capital stock in number of shares

Fully subscribed and paid-up capital stock comprises non-par, registered, book-entry shares.

	2008		2007

	December	September	December
	31	30	31

Common shares	1,534,934,979	1,534,934,979	1,010,165,730
Preferred shares	1,534,934,821	1,534,934,821	1,010,754,450
Subtotal	3,069,869,800	3,069,869,800	2,020,920,180
Treasury (common shares)	(129,021)	(80,200)	(828,700)
Treasury (preferred shares)	(34,600)	(34,600)	(1,417,524)
Total outstanding shares	3,069,706,179	3,069,755,000	2,018,673,956

b) Breakdown of the capital stock in number of shares

	Common Shares	Preferred Shares	Total

Number of outstanding shares on December 31, 2007	1,009,337,030	1,009,336,926	2,018,673,956
Shares acquired and not cancelled	(80,200)	(34,600)	(114,800)
Increase through share subscription	13,953,489	13,953,488	27,906,977
Increase from 50% stock bonus	511,644,460	511,644,407	1,023,288,867
Number of outstanding shares on September 30, 2008	1,534,854,779	1,534,900,221	3,069,755,000
Shares acquired but not cancelled	(48,821)	–	(48,821)
Number of outstanding shares on December 31, 2008	1,534,805,958	1,534,900,221	3,069,706,179

The Special Shareholders’ Meeting held on January 4, 2008 resolved to increase the capital stock by R$1,200,000 thousand, increasing it from R$19,000,00 thousand to R$20,200,000 thousand, by means of the issuance of 27,906,977 new shares, all non-par, registered, book-entry shares, 13,953,489 of which are common shares and 13,953,488 are preferred shares, at the price of R$43.00 per share, by means of the private subscription by shareholders from January 22 to February 22, 2008, in the proportion of 1.382441029% on the stock position that each one had on the date of the meeting. Shareholders paid the shares subscribed on March 17, 2008, accounting for 94.29% of the shares; the remaining ones, which account for 5.71% of the total offer, were sold in an auction carried out on March 19, 2008 on BM&FBovespa and the financial settlement took place on March 25, 2008. The excess of the amount allocated to the capital stock, in the amount of R$6,874 thousand, calculated by the difference between the issuance price and the sale price of shares in auction, was recorded in the “Capital Reserve – Share Premium” account. The process was ratified by Bacen on March 27, 2008.

The Special Shareholders’ Meeting held on March 24, 2008 resolved to increase the capital stock in the amount of R$2,800,000 thousand, raising it from R$20,200,000 thousand to R$23,000,000 thousand, by using part of the balance of “Profit Reserves – Statutory Reserve,” attributing to the Company’s shareholders, free of charge, as a bonus, one (1) new share of the same type for each two (2) shares owned. 1,023,288,867 non-par, registered, book-entry shares were issued, 511,644,460 of which are common shares and 511,644,407 are preferred shares.

Simultaneously and in the same proportion to the transaction in the Brazilian Market, DRs were granted as a bonus in the American (NYSE) and European (Latibex) markets, and investors received one (1) new DR for each two (2) DRs owned, which continued to be traded in the proportion of one (1) preferred share for one (1) DR, in the respective markets. The process was ratified by Bacen on March 27, 2008.

c) Interest on shareholders’ equity/Dividends

Preferred shares have no voting rights, but are entitled to all rights and advantages attributed to common shares and, in compliance with Bradesco’s Bylaws, have priority for repayment of capital and ten per cent (10%) additional of interest on shareholders’ equity and/or dividends, in accordance with the provisions of Paragraph 1, item II, of Article 17 of Law 6,404/76, with the new wording in Law 10,303/01.

According to Bradesco’s Bylaws, shareholders are entitled to interest on shareholders’ equity and/or dividends, which correspond together to at least 30% of the net income for the year, adjusted in accordance with the Brazilian Corporation Law.

Interest on shareholders’ equity is calculated based on the shareholders’ equity accounts and limited to the variation in the Federal Government TJLP, subject to the existence of profits, computed prior to the deduction thereof, or of retained earnings and revenue reserves in amounts that are equivalent to, or exceed twice, the amount of such interest.

Bradesco’s capital remuneration policy aims at distributing the interest on shareholders’ equity, at the maximum amount calculated pursuant to prevailing laws, which is estimated, net of Withholding Income Tax, in the calculation of mandatory dividends of the year provided for in the Company’s Bylaws.

At a meeting held on March 17, 2008, the Board of Directors approved the Board of Executive Officers’ proposal for the payment of monthly dividends to shareholders as from May 2, 2008, replacing monthly interest on shareholders’ equity, at the amount of R$0.018026250 per common share and R$0.019828875 per preferred share. After the 50% bonus, the shareholders’ monthly remuneration is now R$0.012017500 per common share and R$0.013219250 per preferred share.

At a meeting held on June 27, 2008, the Board of Directors approved the Board of Executive Officers’ proposal for the payment of interim dividends to shareholders related to the 1H08, in the amount of R$0.120175 per common share and R$0.1321925 per preferred share, whose payment was made on July 21, 2008.

At a Meeting held on December 5, 2008, the Board of Directors approved the Board of Executive Officers, proposal related to the payment of supplementary interest on shareholders’ equity to shareholders related to 2008, in the amount of R$0.571482431 (net of tax R$0.485760066) per common share and R$0.628630674 (R$0.534336073 net of taxes) per preferred shares, the payment of which shall be made on March 9, 2009.

The calculation of interest on shareholders’ equity and dividends related to the year 2008 is shown as follows:

	In thousands of R$	% (1)

Net income for the year	7,620,238
(-) Legal reserve	(376,051)
Adjusted calculation basis	7,244,187

Monthly interest on shareholders’ equity, paid	114,598
Supplementary interest on shareholders’ equity provisioned (payable)	1,841,993
Interest on shareholders’ equity (gross)	1,956,591
Withholding income tax on interest on shareholders’ equity	(293,489)
Interest on shareholders’ equity (net) for 2008 YTD	1,663,102
Paid monthly dividends	348,540
Paid interim dividends	387,345
Interest on shareholders’ equity (net) and dividends for 2008 YTD	2,398,987	33.12
Interest on shareholders’ equity (net) and dividends for 2007 YTD	2,584,953	31.50
(1) Percentage of interest on shareholders’ equity/dividends over adjusted calculation basis.

Interest on shareholders’ equity and dividends were paid and provisioned as follows:

Description				In thousands of R$

	Per share (gross) (1)		Gross paid/ provisioned amount	IRRF (15%)	Net paid/ provisioned amount

	Common	Preferred

Monthly interest on shareholders’ equity	0.142025	0.156227	447,468	67,120	380,348
Supplementary and provisioned interest on shareholders’ equity	0.357975	0.393773	1,138,150	170,723	967,427
Paid interim dividends	0.102149	0.112363	321,978	–	321,978
Supplementary dividends	0.267985	0.294784	850,000	–	850,000
Supplementary dividends	0.020507	0.022557	65,200	–	65,200
Total in December 31, 2007 YTD	0.890641	0.979704	2,822,796	237,843	2,584,953

Monthly interest on shareholders’ equity	0.036053	0.039658	114,598	17,190	97,408
Supplementary and provisioned interest on shareholders’ equity (2)	0.571482	0.628631	1,841,993	276,299	1,565,694
Monthly dividends	0.228333	0.251166	348,540	–	348,540
Interim dividends (3)	0.120175	0.132193	387,345	–	387,345
Total in December 31, 2008 YTD	0.956043	1.051648	2,692,476	293,489	2,398,987
(1) Adjusted by the 50% stock bonus occurred in March 2008;
(2) Resolved by the Board of Directors on December 5, 2008 and to be paid on March 9, 2009; and
(3) Resolved by the Board of Directors on June 27, 2008 and paid on July, 2008.

d) Treasury Shares

Up to December 31, 2008, 129,021 common shares and 34,600 preferred shares were acquired and held in treasury, in the amount of R$4,853 thousand. The minimum, weighted average and maximum cost per share is, respectively, R$16.49278, R$29.65757 and R$38.33975. These shares’ market value on December 31, 2008 was R$19.89 per common share and R$22.67 per preferred share.

The Special Shareholders’ Meeting held on January 4, 2008 resolved to cancel 2,246,224 non-par registered, book-entry shares, 828,700 of which are common shares and 1,417,524 are preferred shares held in Treasury up to December 31, 2007. The proceeding was ratified by Bacen on February 14, 2008.

e) Capital and Revenue Reserves

		In thousands of R$

	2008		2007

	December	September	December
	31	30	31

Capital reserves	62,614	62,614	55,624
Profit reserves	11,860,287	10,974,986	9,963,593
– Legal reserve (1)	1,853,688	1,778,395	1,477,637
– Statutory reserve (2)	10,006,599	9,196,591	8,485,956
(1)Mandatorily recorded based on 5% of net income for the year, until reaching 20% of paid-up capital stock, or 30% of the capital stock, accrued of capital reserves. After this limit, the appropriation is no longer mandatory. The legal reserve may only be used for capital increase or to offset losses; and
(2)With a view to maintaining the operating margin compatible with the development of Company’s lending operations, it may be established at 100% of remaining net income after statutory allocations and the balance limited to 95% of Paid-up Capital Stock.

24) Fee and Commission Income

			In thousands of R$

	2008			2007

	4th Quarter	3rd Quarter	December 31	December 31
			YTD	YTD

Card income	865,344	779,262	3,035,048	2,448,763
Checking account	553,966	557,138	2,264,867	2,356,418
Loan operations	322,207	355,629	1,583,613	1,933,966
Asset management	385,801	407,368	1,570,525	1,437,838
Collections	254,178	252,084	973,744	859,726
Interbank fee	94,766	89,456	353,462	320,721
Custody and brokerage services	101,106	78,725	328,027	240,345
Consortium management	84,052	83,561	317,872	237,001
Tax payments	60,422	59,812	238,006	254,631
Other	95,882	156,134	549,931	716,081
Total	2,817,724	2,819,169	11,215,095	10,805,490

25) Personnel Expenses

			In thousands of R$

	2008			2007

	4th Quarter	3rd Quarter	December 31	December 31
			YTD	YTD

Compensation	927,768	910,120	3,497,782	3,133,480
Benefits	391,102	341,538	1,405,968	1,365,630
Social charges	342,775	328,784	1,282,672	1,147,386
Employee profit sharing	113,372	138,410	542,136	520,816
Provision for labor claims	85,010	77,755	346,377	326,968
Training	29,743	28,194	91,318	75,267
Total	1,889,770	1,824,801	7,166,253	6,569,547

26) Other Administrative Expenses

			In thousands of R$

	2008			2007

	4th Quarter	3rd Quarter	December 31	December 31
			YTD	YTD

Third-party services	627,216	576,279	2,128,868	1,635,234
Communication	282,532	264,303	1,060,347	939,591
Advertising and publicity	211,315	150,153	644,114	598,430
Depreciation and amortization	151,584	148,881	611,991	538,761
Depreciation of financial leasing Law 11,638/07 (1)	305,261	–	305,261	–
Transportation	150,343	145,368	566,915	523,244
Financial system services	168,418	163,090	630,756	531,447
Rentals	130,296	115,402	462,343	402,002
Data processing	123,924	119,663	448,667	406,424
Asset maintenance and conservation	107,208	94,681	376,882	296,046
Asset leasing	101,657	88,875	351,334	230,823
Asset leasing Law 11,638/07 (1)	(346,358)	–	(346,358)	–
Supplies	60,150	52,103	204,206	196,568
Security and surveillance	57,197	57,490	217,280	192,316
Water, electricity and gas	47,600	42,856	182,500	174,071
Travels	22,364	23,005	87,306	69,843
Other	49,376	68,454	211,860	176,714
Total	2,250,083	2,110,603	8,144,272	6,911,514
1) Adjustment due to adoption of Law 11,638/07 and CPC 08.

27) Tax Expenses

			In thousands of R$

	2008			2007

	4th Quarter	3rd Quarter	December 31	December 31
			YTD	YTD

Cofins contribution	122,706	240,427	1,188,823	1,490,038
ISS	79,578	75,765	329,303	345,836
CPMF expenses	–	–	–	252,222
PIS contribution	63,553	49,216	261,800	259,750
IPTU expenses	5,616	5,431	32,122	31,463
Others	33,684	36,730	136,720	119,412
Total	305,137	407,569	1,948,768	2,498,721

28) Other Operating Income

			In thousands of R$

	2008			2007

	4th Quarter	3rd Quarter	December 31	December 31
			YTD	YTD

Other interest income	231,699	148,102	610,841	447,456
Reversal of other operating provisions	108,984	274,165	557,912	478,815
Income on sale of goods	15,645	15,270	75,625	85,364
Revenues from recovery of charges and expenses	12,573	17,448	60,662	49,024
Others	151,714	89,013	413,206	426,108
Total	520,615	543,998	1,718,246	1,486,767

29) Other Operating Expenses

			In thousands of R$

	2008			2007

	4th Quarter	3rd Quarter	December 31	December 31
			YTD	YTD

Other interest expenses	572,596	543,286	2,090,874	1,661,293
Sundry losses expenses	415,050	300,969	1,245,563	943,055
Cost of goods sold and services rendered	187,208	191,515	758,257	741,300
Interest expenses with leasing obligations – Law 11,638/07 (1)	127,719	–	127,719	–
Intangible assets amortization – banking rights acquisition	124,091	130,398	478,506	258,230
Expenses with other operating provisions	29,448	77,675	397,823	357,806
Goodwill amortization	24,577	8,193	32,770	–
Impairment expenses	1,481	–	1,481	–
Others	244,845	193,115	862,464	610,482
Total	1,727,015	1,445,151	5,995,457	4,572,166
(1) Adjustment due to adoption of Law 11,638/07 and CPC 08

30) Non-Operating Income

			In thousands of R$

	2008			2007

	4th Quarter	3rd Quarter	December 31	December 31
			YTD	YTD

Result on sale and write-off of assets and investments (1)	5,846	(15,621)	400,965	1,198,713
Recording of non-operating provisions	(11,326)	9,117	(43,863)	(1,146)
Others	(36)	14,361	26,868	5,287
Total	(5,516)	7,857	383,970	1,202,854
(1) In 2008 it basically comprises the result of the partial sale of the equity interest in Visa Inc. in the amount of R$352,402 thousand, originated from IPO process, and in 2007 the result on sale of securities of BMF&Bovespa, R$515,644 thousand, Indiana Seguros S.A., R$63,649 thousand and the partial divestment of Serasa of R$599,209 thousand.

31) Transactions with Related Parties (Direct and Indirect)

a) Transactions with parent companies, subsidiaries, jointly-controlled companies (direct or indirect) and key Management personnel are represented as follows:

	In thousands of R$

	2008		2007	2008			2007

	December	September	December	4th Quarter	3rd Quarter	December 31	December 31
	31	30	31			YTD	YTD

	Assets	Assets	Assets	Revenues	Revenues	Revenues	Revenues
	(liabilities)	(liabilities)	(liabilities)	(expenses)	(expenses)	(expenses)	(expenses)

Interest on shareholders’ equity and dividends:	1,662,811	3,734,246	3,561,683	–	–	–	–
Cidade de Deus Companhia Comercial de Participações (1)	(423,182)	(8,899)	(424,975)	–	–	–	–
Fundação Bradesco (1)	(318,214)	(13,514)	(182,354)	–	–	–	–
Alvorada Cartões, Crédito, Fin. e Investimento S.A. (2)	1,188	94,483	41,078	–	–	–	–
Banco Alvorada S.A. (2)	118,966	289,004	232,267	–	–	–	–
Banco BMC S.A. (2)	1,019	127,960	–	–	–	–	–
Banco Boavista Interatlântico S.A. (2)	477	101,125	58,974	–	–	–	–
Bankpar Tempo Ltda. (2)	380,539	380,539	269,518	–	–	–	–
Bradesco Administradora de Consórcios Ltda. (2)	786	69,649	50,000	–	–	–	–
Bradesco Leasing S.A. Arrendamento Mercantil (2)	30,483	30,483	81,666	–	–	–	–
Bradesco Seguros S.A. (2)	–	1,005,992	2,405,992	–	–	–	–
Elba Holdings Ltda. (2)	640,032	840,032	875,264	–	–	–	–
BradSeg Participações Ltda. (2)	786,744	786,744	–	–	–	–	–
Mississipi Holding S.A. (2)	11,707	11,707	35	–	–	–	–
Serel Participações em Imóveis (2)	17,150	17,150	177	–	–	–	–
Other parent companies, subsidiaries and jointly-controlled companies	833	1,791	154,041	–	–	–	–
Demand Deposits:	(1,224,355)	(140,718)	(151,143)	–	–	–	–
Fundação Bradesco (1)	(8)	(706)	–	–	–	–	–
Elo Participações e Investimentos S.A. (1)	(6)	(4)	(6)	–	–	–	–
Nova Cidade de Deus Participações S.A. (1)	(88)	(2)	–	–	–	–	–
Cidade de Deus Companhia Comercial de Participações (1)	(13,025)	(10,367)	(1)	–	–	–	–
Bradesco Vida e Previdência S.A. (2)	(892)	(66,613)	(78,551)	–	–	–	–
Finasa Seguradora S.A. (2)	(48)	(20)	(26,456)	–	–	–	–
Banco Bradesco Argentina S.A. (2)	(5,102)	(10,415)	–	–	–	–	–
Bradesco Argentina de Seguros S.A. (2)	(2,208)	(1,671)	(717)	–	–	–	–
Banco Bankpar S.A. (2)	(5,329)	(5,685)	(6,116)	–	–	–	–
Banco Bradesco Luxemburgo S.A. (2)	(20,595)	(35,859)	(109)	–	–	–	–
BMC Previdência Privada S.A. (2)	(2,259)	(78)	–	–	–	–	–
Elba Holding Ltda. (2)	(1,406)	(13)	(4)	–	–	–	–
BradSeg Participações Ltda. (2)	(249,626)	–	–	–	–	–	–
Leader Administradora de Cartões	(2,351)	–	–	–	–	–	–
Souto Vidigal S.A. (2)	(900,926)	(5)	(7)	–	–	–	–
Key Management personnel (4)	(291)	(229)	(149)	–	–	–	–
Other parent companies, subsidiaries and jointly-controlled companies	(20,195)	(9,051)	(39,027)	–	–	–	–
Time deposits:	(201,861)	(161,797)	(2,479,027)	(26,498)	(77,851)	(109,587)	(39,407)
Cidade de Deus Companhia Comercial de Participações (1)	(45,911)	(36,853)	(75,538)	–	–	–	(15,083)
Bradesco Argentina de Seguros S.A. (2)	(6,115)	(7,513)	(3,484)	–	–	–	(512)

	In thousands of R$

	2008		2007	2008			2007

	December	September	December	4th Quarter	3rd Quarter	December 31	December 31
	31	30	31			YTD	YTD

	Assets	Assets	Assets	Revenues	Revenues	Revenues	Revenues
	(liabilities)	(liabilities)	(liabilities)	(expenses)	(expenses)	(expenses)	(expenses)

Bradesco Auto / RE Cia. de Seguros (2)	(14,038)	(10,102)	(10,348)	–	–	–	(66)
Bradesco Securities Inc. (2)	(4,605)	(5,138)	(8,527)	–	–	–	(14)
Bradesplan Participações S.A. (2)	–	–	(565,537)	–	(6,374)	(6,374)	(3,637)
Celta Holding S.A. (2)	(19,058)	(16,077)	(15,198)	(2,052)	(1,254)	(3,306)	(1,626)
Cia. Securitizadora de Créditos Financeiros Rubi (2)	–	–	(531,822)	–	(6,025)	(6,025)	(821)
Elba Holding Ltda. (2)	–	–	(80,067)	(712)	(1,660)	(2,372)	(67)
Ezibras Imóveis e Representações Ltda. (2)	–	–	(250,980)	–	(4,221)	(4,221)	(212)
Miramar Holdings S.A. (2)	–	–	(198,960)	–	(2,238)	(2,238)	(1,720)
Souto Vidigal S.A. (2)	–	–	(450,880)	(16,903)	(46,941)	(63,844)	(1,110)
Visa Vale – Cia. Brasileira de Soluções e Serviços (3)	(8,428)	(650)	–	(439)	(153)	(592)	–
Key Management personnel (4)	(91,530)	(76,561)	(105,450)	(2,823)	(2,569)	(10,630)	(11,353)
Other parent companies, subsidiaries and jointly-controlled companies	(12,176)	(8,903)	(182,236)	(3,569)	(6,416)	(9,985)	(3,186)
Deposits abroad in foreign currency:	21	19	138	–	–	–	–
Banco Bradesco Luxembourg S.A. (2)	6	5	126	–	–	–	–
Banco Bradesco Argentina S.A. (2)	15	14	12	–	–	–	–
Foreign currency investments:	1,352	173,350	48,424	(1,057)	(1,301)	(2,358)	2,230
Banco Bradesco Luxembourg S.A. (2)	1,352	173,350	48,424	(1,057)	(1,301)	(2,358)	2,230
Funding/investments in interbank deposits (a):
Funding:	(73,519,153)	(62,515,177)	(43,448,242)	(4,146,392)	(4,690,725)	(8,837,117)	(4,349,532)
Alvorada Cartões, Crédito, Financiamento e Investimento S.A. (2)	(3,461,815)	(3,350,687)	(3,111,034)	(215,538)	(271,200)	(486,738)	(162,642)
Banco Alvorada S.A. (2)	(22,076)	(4,757,974)	(4,716,506)	(272,423)	(384,305)	(656,728)	(248,068)
Banco Bankpar S.A. (2)	(1,540,876)	(1,592,678)	(12,718)	(114,665)	(106,853)	(221,518)	(456)
Banco BMC S.A. (2)	(31,810,937)	(16,112,482)	(466,298)	(1,153,031)	(628,796)	(1,781,827)	(14,342)
Banco Boavista Interatlântico S.A. (2)	(502,269)	(635,838)	(714,672)	(39,238)	(55,306)	(94,544)	(38,506)
Banco Bradesco BBI S.A. (2)	(5,193,395)	(4,926,704)	(537,631)	(314,993)	(216,733)	(531,726)	(76,677)
Banco Finasa S.A. (2)	–	–	(3,203,592)	–	(177,411)	(177,411)	(4,255)
Bankpar Banco Múltiplo S.A. (2)	(394,291)	(248,211)	(56,257)	(16,777)	(8,692)	(25,469)	(5,878)
Bradesco Leasing S.A. Arrendamento Mercantil (2)	(30,174,738)	(30,497,950)	(30,115,853)	(1,998,116)	(2,813,709)	(4,811,825)	(3,323,922)
Cidade Capital Markets Limited (2)	(86,270)	(70,706)	(54,759)	(926)	(1,201)	(2,127)	(2,784)
Zogbi Leasing S.A. Arrendamento Mercantil (2)	(265,529)	(257,005)	(257,921)	(16,502)	(21,240)	(37,742)	(27,671)
Other parent companies, subsidiaries and jointly-controlled companies	(66,957)	(64,942)	(201,001)	(4,183)	(5,279)	(9,462)	(444,331)
Investments:	40,190,515	35,975,278	32,674,410	2,148,077	2,766,205	4,914,282	2,994,045
Banco BMC S.A. (2)	36,791,459	35,134,153	2,672,092	2,085,856	1,628,651	3,714,507	58,915
Banco Alvorada S.A. (2)	2,621,110	_	–	–	–	–	_
Banco Finasa S.A. (2)	–	–	29,467,362	–	1,072,459	1,072,459	2,882,840
Banco Bankpar S.A. (Banco American Express S.A.) (2)	685,357	769,072	460,218	48,252	60,100	108,352	43,153
Other parent companies, subsidiaries and jointly-controlled companies	92,589	72,053	74,738	13,969	4,995	18,964	9,137
Funding/investments on the open market (b):
Funding:	(12,594,355)	(10,232,949)	(2,041,262)	(642,090)	(592,034)	(1,258,969)	(164,573)
Ágora Corretora (2)	(383,048)	–	–	(4,048)	–	(4,048)	–
Alvorada Administradora de Cartões Ltda. (2)	(161,960)	(158,599)	–	(10,396)	(7,732)	(18,128)	–

	In thousands of R$

	2008		2007	2008			2007

	December	September	December	4th Quarter	3rd Quarter	December 31	December 31
	31	30	31			YTD	YTD

	Assets	Assets	Assets	Revenues	Revenues	Revenues	Revenues
	(liabilities)	(liabilities)	(liabilities)	(expenses)	(expenses)	(expenses)	(expenses)

Alvorada Serviços e Negócios Ltda. (2)	(330,389)	(319,731)	(293,848)	(20,633)	(25,883)	(46,516)	(31,217)
Banco BMC S.A. (2)	(98,408)	(54,481)	(50,800)	(7,795)	(5,184)	(12,979)	(1,136)
Bankpar Banco Múltiplo S.A. (2)	(97,504)	(68,784)	(330)	(2,928)	(727)	(3,655)	(168)
Bankpar Tempo Ltda. (2)	(528,081)	(487,797)	(123,007)	(28,200)	(19,028)	(47,228)	(4,956)
Bradesco BBI (2)	(26,639)	(700,194)	–	(30,464)	(34,197)	(64,661)	(1,138)
Bradesco Leasing S.A. Arrendamento Mercantil (2)	(8,635,342)	(5,429,997)	–	(368,080)	(267,335)	(635,415)	–
Bradesco S.A. – CTVM (2)	(180,592)	(55,900)	(54,327)	(9,422)	(7,918)	(17,340)	(9,384)
Bradesplan Participações S.A. (2)	(203,857)	(357,121)	(82,900)	(24,861)	(44,054)	(68,915)	(2,121)
Cia. Securitizadora de Créditos Financeiros Rubi (2)	(595,896)	(1,039,808)	(425,736)	(52,112)	(77,767)	(129,879)	(25,745)
Miramar Holdings S.A. (2)	(190,759)	(184,636)	–	(11,855)	(13,250)	(25,105)	–
Souto Vidigal S.A. (2)	–	(286,966)	(380,421)	(9,344)	(23,022)	(32,366)	(12,682)
Cia. Brasileira de Meios de Pagamento – Visanet (3)	(234,009)	(57,264)	(161,232)	(7,939)	(10,165)	(18,104)	(14,214)
Key Management personnel (4)	(730,677)	(511,592)	(323,128)	(21,623)	(15,752)	(62,220)	(35,337)
Other parent companies, subsidiaries and jointly-controlled companies	(197,194)	(520,079)	(145,533)	(32,390)	(40,020)	(72,410)	(26,475)
Investments:	48,801	47,216	50,231	3,062	4,677	7,739	53,421
Banco Alvorada S.A. (2)	48,801	47,216	46,831	3,057	3,966	7,023	2,580
Other parent companies, subsidiaries and jointly-controlled companies	–	–	3,400	5	711	716	50,841
Derivative financial instruments (Swap) (c):	(27,803)	(9,548)	1,950	(985)	(142)	(1,127)	(33,077)
Banco Bankpar S.A. (Banco American Express S.A. (2)	(1,767)	(2,098)	1,470	11,028	(124)	10,904	(1,958)
Bankpar Tempo Ltda. (2)	(17,546)	(7,749)	(11)	(5,250)	(492)	(5,742)	515
Souto Vidigal S.A. (2)	(11,458)	–	–	(11,458)	–	(11,458)	–
Other parent companies, subsidiaries and jointly-controlled companies	2,968	299	491	4,695	474	5,169	(31,634)
Loans and onlending abroad (d):	(847,943)	(733,423)	(208,407)	(4,606)	(10,487)	(15,093)	(9,417)
Banco Bradesco Luxembourg S.A. (2)	(847,943)	(648,239)	(138,761)	(3,107)	(8,993)	(12,100)	(8,461)
BMC – Grand Cayman (2)	–	(85,184)	(69,261)	(1,499)	(1,494)	(2,993)	(491)
Other parent companies, subsidiaries and jointly-controlled companies	–	–	(385)	–	–	–	(465)
Services rendered (e):	(29,935)	(14,293)	(37,307)	(176,834)	(241,087)	(417,921)	(309,458)
Scopus Tecnologia S.A. (2)	(20,721)	(10,671)	(16,106)	(124,418)	(178,766)	(303,184)	(210,829)
C.P.M. Comunic. Proces. e Mecanismos de Automação Ltda. (3)	(9,214)	(3,622)	(4,891)	(14,902)	(18,742)	(33,644)	(38,781)
Fidelity Processadora de Serviços (3)	–	–	–	(43,651)	(50,949)	(94,600)	(39,683)
Cia. Brasileira de Meios de Pagamento – Visanet (3)	–	–	–	(546)	(911)	(1,457)	(1,526)
Câmara Interbancária de Pagamentos (3)	–	–	–	(604)	(826)	(1,430)	(730)
Visa Vale – Cia. Brasileira de Soluções e Serviços (3)	–	–	–	7,039	8,858	15,897	(1,663)
Other parent companies, subsidiaries and jointly-controlled companies	–	–	(16,310)	248	249	497	(16,246)
Rentals of branches:	–	–	–	(93,482)	(134,745)	(228,227)	(122,203)
Fundação Bradesco (1)	–	–	–	(435)	(321)	(756)	(400)
Alvorada Cartões, Crédito, Fin. e Investimento S.A. (2)	–	–	–	(2,481)	(3,739)	(6,220)	(3,452)
Banco Alvorada S.A. (2)	–	–	–	(21)	(90)	(111)	(1,378)
Bradesco Seguros S.A. (2)	–	–	–	61	(5,651)	(5,590)	(12,966)
Bradesco Vida e Previdência S.A. (2)	–	–	–	(5,695)	(3,679)	(9,374)	(1,709)
Everest Holdings Ltda. (2)	–	–	–	(5,526)	(8,002)	(13,528)	(16,658)

	In thousands of R$

	2008		2007	2008			2007

	December	September	December	4th Quarter	3rd Quarter	December 31	December 31
	31	30	31			YTD	YTD

	Assets	Assets	Assets	Revenues	Revenues	Revenues	Revenues
	(liabilities)	(liabilities)	(liabilities)	(expenses)	(expenses)	(expenses)	(expenses)

Mississippi Holdings Ltda. (2)	–	–	–	(18,058)	(25,866)	(43,924)	(5,409)
Niagara Holdings Ltda. (2)	–	–	–	(14,159)	(19,517)	(33,676)	(3,764)
Paineira Holdings Ltda. (2)	–	–	–	(13,503)	(19,435)	(32,938)	(24,347)
Reno Holdings Ltda. (2)	–	–	–	(7,998)	(11,262)	(19,260)	(9,183)
Tamisa Holdings Ltda. (2)	–	–	–	(10,897)	(15,301)	(26,198)	(12,441)
Veneza Holdings S.A. (2)	–	–	–	(10,320)	(15,151)	(25,471)	–
Other parent companies, subsidiaries and jointly-controlled companies	–	–	–	(4,450)	(6,731)	(11,181)	(30,496)
Securities:	41,020,159	39,803,805	28,773,356	2,559,354	3,134,651	5,694,005	3,046,348
Cidade de Deus Companhia Comercial de Participações (1)	–	–	–	–	(1,831)	(1,831)	–
Bradesco Leasing S.A. Arrendamento Mercantil (2)	40,970,877	39,754,207	28,764,782	2,554,342	3,132,748	5,687,090	3,044,170
Cibrasec – Companhia Brasileira de Securitização (3)	49,282	49,598	8,574	5,012	3,734	8,746	2,178
Securities abroad (f):	–	–	–	–	–	–	(507)
Cidade Capital Markets Limited (2)	–	–	–	–	–	–	(507)
Interbank onlending (g):	–	–	–	(55)	(124)	(179)	(109)
Other parent companies, subsidiaries and affiliated companies	–	–	–	(55)	(124)	(179)	(109)
Securitization operations (h):	(190,379)	(172,067)	(2,221,610)	–	(58,483)	(58,483)	(78,978)
Cidade Capital Markets Limited (2)	–	–	(9,050)	–	–	–	(507)
Cia. Brasileira de Meios de Pagamento – Visanet (3)	(190,739)	(172,067)	(2,212,560)	–	(58,483)	(58,483)	(78,471)
Subordinated debts:	(105,737)	(102,345)	(845,137)	(9,902)	(6,639)	(16,541)	(62,820)
Cidade de Deus Companhia Comercial de Participações (1)	(19,797)	(70,892)	(353,273)	(1,831)	(773)	(2,604)	(17,719)
Fundação Bradesco (1)	(85,940)	(31,453)	(491,864)	(8,071)	(5,866)	(13,937)	(45,101)
Amounts receivable/payable:	2,276,191	2,486	13,879	–	–	–	–
Embaúba Holdings Ltda. (2)	5,419	5,419	5,419	–	–	–	–
Ferrara Holdings Ltda. (2)	2,266,766	–	–	–	–	–	–
Visa Vale – Cia. Brasileira de Soluções Serviços (3)	3,458	3,170	2,384	–	–	–	–
C.P.M Comunic. Proces. e Mecanismos de Automação Ltda. (3)	413	(1,415)	(143)	–	–	–	–
Other parent companies, subsidiaries and jointly-controlled companies	135	(4,688)	6,219	–	–	–	–

(1)Parent companies;
(2) Subsidiaries and affiliated companies;
(3) Jointly-controlled companies; and
(4) Key Management personnel.
(a) Short-term interbank investments– interbank deposits of affiliated companies, with rates corresponding to CDI – interbank   deposit certificate;
(b)Repurchases and/or resales to be settled, purchase and sale agreements operations backed by government securities, with rates   corresponding to overnight rates;
(c) Differences receivable and payable from swap operations;

(d)Loans abroad raised in foreign currency for export financing, with charges corresponding to the exchange variation and   international market interest rates;
(e) Basically agreements executed with Scopus Tecnologia S.A. for maintenance of IT equipment and with CPM S.A. for maintenance   services of data processing systems;
(f) Securities abroad– fixed rate euronotes and eurobonds, with exchange variation and interest rates corresponding to those related   to the placement of securities on the international market;
(g) Funds raised for rural loan operations and charges corresponding to those practiced in this type of operation; and
(h) Securitization operations of the future flow of receivables from credit card bills of clients residing abroad.

b) Compensation of key Management personnel

Yearly, the Annual Shareholders’ Meeting sets out:

• The annual global amount of management compensation, apportioned at the Board of Directors Meetings to the board members and members of the Board of Executive Officers, as determined by the Company’s Bylaws; and

• The amount destined to finance supplementary private pension plans to the Management, within the private pension plan destined to employees and management of Bradesco Organization.

In 2008, a maximum amount of R$292,490 thousand was determined for the Management compensation (charges and bonuses) and R$128,490 thousand to finance defined contribution supplementary private pension plans.

Short-Term Benefits to the Management	December 31, 2008 – In thousands of R$

Income	103,782
Bonuses	146,636
Payroll	75,894
Total	326,312

Post-employment benefits	December 31, 2008 – In thousands of R$

Defined contribution supplementary private pension plans	126,133
Total	126,133

Bradesco Organization does not maintain long-term benefits related to severance pay or share-based compensation for its key Management personnel.

Further information

I) According to the prevailing laws, financial institutions are not allowed to grant loans or advances to:

a) Officers and members of the advisory, administrative, fiscal or similar councils, as well as to respective spouses and immediate family members;

b) Individuals or corporations that hold interest in their capital, with over 10%;

c) Companies holding over 10% of interest, the financial institution itself, any officers or administrators of the institution, as well as their spouses and respective immediate family members;

Therefore, no loans or advances are granted by the financial institutions to any subsidiary, members of the Board of Directors or Board of Executive Officers and relatives.

II) Shareholding

Members of the Board of Directors and Board of Executive Officers, jointly, have the following shareholding at Bradesco on December 31, 2008:

• Common shares	0,74%
• Preferred shares	1,11%
• Total shares	0,92%

32) Financial Instruments

a) Risk Management Process

Bradesco approaches on an integrated basis the management of all risks inherent to its activities, supported by its Internal Controls and Compliance structure. This multidisciplinary vision enables the improvement of risk management standards and avoids the existence of gaps which may jeopardize its correct identification and measurement.

Credit Risk Management

Credit risk is the possibility that a counterparty of a loan or financial operation may not wish or may suffer some change in its ability to comply with its contractual liabilities, which may generate losses for the Organization.

Aiming at mitigation of credit risk, Bradesco continuously works in the follow-up of credit activities processes, in improvements, examination and preparation of inventories of loan assignment and recovery standards, in the monitoring of concentrations and identification of new components offering credit risks.

In addition, efforts focused on the use of advanced standards of risk measurement and on the ongoing improvement of processes have reflected on loan portfolio quality and performance, in both results and strength, in the different scenarios in the past and future.

Market Risk Management

Market risk is related to the possibility of loss from fluctuating rates caused by unhedged terms, currencies and indices of the Institution’s asset and liability portfolios.

At Bradesco, market risks are managed by means of methodologies and standards adherent and compatible with the national and international market reality, enabling us to make the Organization’s strategic decisions with high agility and level of reliance.

We present below the Balance Sheet by currency:

	In thousands of R$

	2008				2007

	December 31			September 30	December 31

	Balance	Domestic	Foreign (1) (2)	Foreign (1) (2)	Foreign (1) (2)

Assets
Current and long-term assets	446,802,328	397,771,308	49,031,020	42,170,466	31,602,849
Funds available	9,295,541	5,821,120	3,474,421	2,365,630	523,132
Interbank investments	74,191,225	68,474,142	5,717,083	916,582	2,342,836
Securities and derivative financial instruments	131,597,673	123,723,394	7,874,279	13,292,628	7,602,537
Interbank and interdepartmental accounts	13,804,042	13,758,694	45,348	39	11,401
Loan and leasing operations	150,545,557	136,716,751	13,828,806	13,938,741	12,051,988
Other receivables and assets	67,368,290	49,277,207	18,091,083	11,656,846	9,070,955
Permanent assets	7,610,715	7,601,452	9,263	8,208	4,927
Investments	1,048,497	1,048,497	–	–	–
Premises and equipment and leased assets	3,249,385	3,240,259	9,126	8,092	4,814
Intangible assets	3,312,833	3,312,696	137	116	113
Total	454,413,043	405,372,760	49,040,283	42,178,674	31,607,776

Liabilities
Current and long-term liabilities	419,561,494	378,137,668	41,423,826	35,762,116	22,508,568
Deposits	164,493,353	158,408,644	6,084,709	3,794,999	2,284,221
Federal funds purchased and securities sold under agreements to repurchase	79,977,153	79,923,129	54,024	1,030,041	2,821,913
Funds from issuance of securities	9,011,671	3,761,088	5,250,583	3,605,650	3,145,773
Interbank and interdepartmental accounts	2,913,719	1,549,641	1,364,078	1,688,979	1,253,915
Borrowing and onlending	31,947,123	17,354,696	14,592,427	17,845,869	9,621,089
Derivative financial instruments	2,041,926	924,779	1,117,147	549,209	134,417
Technical provision from insurance, private pension plans and certificated savings plans	64,587,132	64,583,945	3,187	4,925	7,065
Other liabilities:
– Subordinated debt	19,248,566	15,955,818	3,292,748	2,752,983	2,528,968
– Other	45,340,851	35,675,928	9,664,923	4,489,461	711,207
Deferred income	273,506	273,506	–	–	–
Minority interest in subsidiaries	321,499	321,499	–	–	–
Shareholders’ equity	34,256,544	34,256,544	–	–	–
Total	454,413,043	412,989,217	41,423,826	35,762,116	22,508,568
Net position of assets and liabilities			7,616,457	6,416,558	9,099,208
Net position of derivatives (2)			(16,552,003)	(15,347,382)	(13,520,844)
Other net memorandum accounts (3)			913,517	(335,689)	(81,642)
Net exchange position (liability)			(8,022,029)	(9,266,513)	(4,503,278)

(1) Amounts expressed and/or indexed mainly in USD;
(2) Excluding operations maturing in D+1, to be settled in the currency of the last day of the month;
(3) Other commitments recorded in memorandum accounts.

In its market risk management process, Bradesco Organization uses methods that comply with the best international practices, and risk limits are defined in specific Committees and validated by Senior Management. Compliance is monitored on a daily basis by the market risk area. The methodology used to determine trading portfolio risk is parametric VaR, which has a reliability level of 99%, and one-day perspective. Correlations and fluctuations are calculated based on statistical methods in which recent returns have more importance. The fluctuations and correlations used by the models are calculated on statistical bases that are used on forward-looking processes, in accordance with economic studies. The methodology applied and current statistical models are daily assessed using backtesting techniques.

We present the VaR in the chart below

Risk factors	In thousands of R$

	2008		2007

	December 31	September 30	December 31

Prefixed	76,236	24,742	59,762
Internal exchange coupon	13,991	3,733	3,239
Foreign currency	23,070	13,150	835
IGP-M	18	1,231	67
IPCA	267,651	157,598	83,503
Variable income	4,499	2,863	5,527
Sovereign/Eurobonds and treasuries	170,532	71,811	39,444
Other	61	2,253	6,700
Correlation/diversification effect	(112,617)	(72,854)	(129,293)
VaR	443,441	204,527	69,784

Sensitivity analysis

As a good risk management governance practice, Banco Bradesco S.A. maintains a continued risk management process, which encompasses control of all positions exposed to market risk by means of measures compatible with the best international practices and the New Basel Capital Accord – Basel II.

It is also worth mentioning that the financial institutions have risk limits and controls and leverage regulated by Bacen. Bradesco Organization’s risk management governance structure and process, as well as the leverage ratio and risk weighted capital are detailed in “Chapter 5 – Operating Structure – Risk Management and Internal Controls”, in our Report on Economic and Financial Analysis.

Market risk limits are proposed by specific committees, assessed by the Market and Liquidity Risk Management Executive Committee and validated by the Integrated Risk Management and Capital Allocation Committee, observing the limits laid down by the Board of Directors, according to the characteristics of operations, which are divided into the following portfolios:

Trading Portfolio: it consists of all financial instruments, commodities, derivatives operations held for trading or as hedge of other trading portfolios, which are not subject to trading restrictions. Operations intended for trading are those destined to resale, to take advantage from expected or effective price movements, or for arbitrage purposes.

Banking Portfolio: operations not classified into the Trading Portfolio. These consist of structural operations deriving from several lines of business of the Organization and eventual hedges.

The breakdown shown above is directly related to the manner in which the Organization manages its market risk exposure and it is in compliance with the best market practices, the criteria for classification of operations provided for in Resolution 3,464/07 and Circular Letter 3,354/07 of Bacen and the New Basel Capital Accord – Basel II. Thus, considering the nature of our operations, in compliance with CVM Rule 475 as of December 17, 2008, the sensitivity analysis was exclusively applied to the Trading Portfolio, as it represents the exposures that will significantly affect the Organization’s results.

The Banking Portfolio was disregarded for purposes of sensitivity analysis due to the following reasons:

1. part of loan operations held in the Banking Portfolio is funded with demand deposits and/or savings deposits, which furnishes a natural hedge for eventual interest rate fluctuations.

2. for the Banking Portfolio, interest rates fluctuations do not mandatorily have a material impact over the institution’s results, since the intention is to hold loan operations until their maturity.

3. derivative operations comprising the Banking Portfolio basically refer to futures market operations for hedge of investments abroad, which totaled R$9,094,833 thousand on December 31, 2008, and the structure of these operations is established so that to offset foreign exchange fluctuations, also including tax effects.

The chart below shows the sensitivity of Trading Portfolio.

Financial Exposures		On December 31, 2008 – in thousands of R$

Risk Factors	Definition	Scenarios

		1(*)	2	3

Fixed	Exposures subject to fixed interest rates variation in Reais	10,785	(372,478)	(739,744)

Price indexes	Exposures subject to the variation of price index coupons	209,430	(255,302)	(690,554)

Domestic exchange coupon	Exposures subject to the variation of foreign currency coupon rate	9,656	(1,214)	(11,792)

Foreign currency	Exposures subject to exchange variation	(4,002)	(131,195)	(258,389)

Equities	Exposures subject to stocks price variation	1,903	(1,222)	(4,346)

Sovereign/Eurobonds and Treasuries	Exposures subject to the interest rate variation of securities traded on the international market	(109,633)	(286,643)	(469,331)

Other	Exposures not classified into previous definitions	–	(20)	(39)

Total not correleted		–	(1,048,074)	(2,174,195)

Total correlated		118,139	(743,666)	(1,549,763)

Total correlated net of tax effects		70,883	(446,200)	(929,857)

(*) Scenario I (probable) was prepared already taking into account the correlation between risk factors.

The sensitivity analysis was carried out based on the following scenarios:

Scenario 1:	This consists of a probable scenario for risk factors and is based on market information (BM&FBovespa, Andima, etc), such as future interest rate curve. For instance, the exchange rate of Reais/Dollar of R$2.35 and 1-year fixed interest rates of 11.60% p.a.

Scenario 2:	25% shocks were determined based on the market on December 31, 2008 and applied over Scenario 1. For instance, the exchange rate of Reais/Dollar stood at R$2.93 and 1-year fixed interest rates of 14.64% p.a., with fluctuations of other risk factors representing a 25% shock on the respective curves or prices.

Scenario 3:	50% shocks were determined based on the market on December 31, 2008 and applied over Scenario 1. For instance: the exchange rate of Reais/Dollar stood at R$3.52 and 1-year fixed interest rates of 17.68% p.a., with fluctuations of other risk factors representing 50% shock on the respective curves or prices.

It is important to mention the diversification effect (correlation) between risk factors, a fact not considered when we apply a parallel shock or percentage to all variables. In this case, if we include the correlation between risk factors in our positions, we would have a reduction of approximately 29% in scenarios 2 and 3, reflecting the diversification effect, as informed in the chart above.

Finally, it is worth mentioning that results shown in the chart of sensitivity analysis above reflect the impacts for each scenario in a static portfolio position on December 31, 2008. The market dynamism makes this position to change continuously and does not mandatorily reflect current position. In addition, as mentioned above, we maintain a continued management process of the Trading Portfolio positions, which continuously seeks ways of mitigating/minimizing related risks, according to the strategy determined by senior management, i.e., in case of signs of deterioration in a certain position, proactive measures are taken to minimize potential negative impacts, aiming at maximizing the risk/return ratio for the Organization.

We present the Balance Sheet by maturity in the chart below

	In thousands of R$

	Up to 30 days	From 31 to 180 days	From 181 to 360 days	More than 360 days	Not stated maturity	Total

Assets
Current and long-term assets	251,570,183	51,754,559	41,218,360	102,259,226	–	446,802,328
Funds available	9,295,541	–	–	–	–	9,295,541
Interbank investments	64,738,498	5,828,352	2,895,589	728,786	–	74,191,225
Securities and derivative financial instruments (1)	105,273,281	1,595,361	11,679,811	13,049,220	–	131,597,673
Interbank and interdepartmental accounts	13,340,064	1,175	1,431	461,372	–	13,804,042
Loan and leasing operations	21,137,274	38,989,508	23,427,703	66,991,072	–	150,545,557
Other receivables and assets	37,785,525	5,340,163	3,213,826	21,028,776	–	67,368,290
Permanent assets	113,444	503,508	604,210	4,929,188	1,460,365	7,610,715
Investments	–	–	–	–	1,048,497	1,048,497
Premises and equipment and leased assets	58,229	227,439	272,927	2,278,922	411,868	3,249,385
Intangible assets	55,215	276,069	331,283	2,650,266	–	3,312,833
Total on December 31, 2008	251,683,627	52,258,067	41,822,570	107,188,414	1,460,365	454,413,043
Total on September 30, 2008	226,920,340	60,492,750	32,399,060	101,613,728	1,236,042	422,661,920
Total on December 31, 2007	189,906,595	43,838,132	26,843,510	79,534,348	1,021,179	341,143,764

Liabilities
Current and long-term liabilities	199,749,300	23,944,909	24,780,135	170,381,210	705,940	419,561,494
Deposits (2)	73,097,654	8,810,407	9,837,282	72,748,010	–	164,493,353
Federal funds purchased and securities sold under agreements to repurchase	44,009,866	2,040,073	2,461,059	31,466,155	–	79,977,153
Funds from issuance of securities	355,243	608,522	1,626,637	6,421,269	–	9,011,671
Interbank and interdepartmental accounts	2,913,719	–	–	–	–	2,913,719
Borrowing and onlending	2,873,613	8,986,324	8,004,668	12,082,518	–	31,947,123
Derivative financial instruments	1,231,547	368,415	194,319	247,645	–	2,041,926
Technical provisions for insurance, private pension plans and certificated savings plans (2)	44,697,919	1,518,170	792,983	17,578,060	–	64,587,132
Other liabilities:
– Subordinated debts	12,147	–	–	18,530,479	705,940	19,248,566
– Other	30,557,592	1,612,998	1,863,187	11,307,074	–	45,340,851
Deferred income	273,506	–	–	–	–	273,506
Minority interest in subsidiaries	–	–	–	–	321,499	321,499
Shareholders’ equity	–	–	–	–	34,256,544	34,256,544
Total on December 31, 2008	200,022,806	23,944,909	24,780,135	170,381,210	35,283,983	454,413,043
Total on September 30, 2008	195,165,970	21,297,622	24,415,428	146,409,806	35,373,094	422,661,920
Total on December 31, 2007	169,937,636	23,258,815	20,399,023	96,453,686	31,094,604	341,143,764

Net assets on December 31, 2008	51,660,821	79,973,979	97,016,414	33,823,618
Net assets on September 30, 2008	31,754,370	70,949,498	78,933,130	34,137,052
Net assets on December 31, 2007	19,968,959	40,548,276	46,992,763	30,073,425

(1) Investments in investment funds are classifi ed as up to 30 days; and
(2)Demand and savings deposits and technical provisions for insurance, private pension plans and certifi cated savings plans comprising VGBL and PGBL products are classifi ed as up to 30 days, without considering average historical turnover.

Capital Adequacy Ratio (Basel)

The Organization’s risk management seeks to optimize the risk-return ratio, aiming at minimizing losses, through the implementation of well-defined business strategies and maximizing efficiency in the combination of factors which impact the Capital Adequacy Ratio (Basel).

We present the Capital Adequacy Ratio in the chart below

Calculation Basis – Capital Adequacy Ratio (Basel)	In thousands of R$

	Basel II (1)				Basel I

	2008		2008		2007

	December 31		September 30		December 31

	Financial	Economic – Financial (2)	Financial	Economic – Financial (2)	Financial	Economic – Financial (2)

Shareholders’ equity	34,256,544	34,256,544	34,167,826	34,167,826	30,357,344	30,357,344
Decrease in tax credits – Bacen Resolution 3,059	(143,180)	(143,180)	(101,538)	(101,538)	(81,230)	(81,230)
Decrease in deferred assets – Bacen Resolution 3,444	(248,382)	(381,036)	(388,436)	(521,571)	(214,151)	(272,611)
Decrease in gains/losses of adjustments to market value in DPV and derivatives – Bacen Resolution 3,444	2,347,339	2,347,339	1,551,860	1,551,860	215,875	215,875
Additional provision to the minimum required by Bacen Resolution 2,682 (3)	1,618,940	1,620,570	–	–	–	–
Minority interest/other	413,505	321,499	591,757	627,015	252,659	155,412
Reference shareholders’ equity – Tier I	38,244,766	38,021,736	35,821,469	35,723,592	30,530,497	30,374,790
Gains/losses sum of adjustments to market value in DPV and derivatives – Bacen Resolution 3,444	(2,347,339)	(2,347,339)	(1,551,860)	(1,551,860)	(215,875)	(215,875)
Subordinated debt	11,893,438	11,893,438	11,040,886	11,040,886	11,837,795	11,750,160
Reference shareholders’ equity – Tier II	9,546,099	9,546,099	9,489,026	9,489,026	11,621,920	11,534,285
Total reference shareholders’ equity (Tier I + Tier II)	47,790,865	47,567,835	45,310,495	45,212,618	42,152,417	41,909,075
Deduction of instruments for funding – Bacen Resolution 3,444	(53,792)	(304,779)	(50,603)	(496,691)	(41,009)	(460,772)
Reference shareholders’ equity (a)	47,737,073	47,263,056	45,259,892	44,715,927	42,111,408	41,448,303
Capital allocation (by risk)
– Credit risk	29,960,389	30,358,384	29,919,814	30,181,783	–	–
– Market risk	777,137	1,675,869	507,028	1,034,758	–	–
– Operational risk	283,377	283,377	283,377	283,377	–	–
Required reference shareholders’ equity (b)	31,020,903	32,317,630	30,710,219	31,499,918	–	–
Margin (a – b)	16,716,170	14,945,426	14,549,673	13,216,009	–	–
Risk-weighted assets (2) (c)	282,008,207	293,796,635	279,183,809	286,362,891	269,135,673	296,736,180
Capital adequacy ratio (a/c)	16.93%	16.09%	16.21%	15.62%	15.65%	13.97%

(1)Article 4 of Circular Letter 3,389 of Bacen includes the option based on the exclusion prerogative of the short position in foreign currency for purposes of ascertaining the Capital Adequacy Ratio, also computing tax effects, carried out with the purpose of providing hedge for interest in investments abroad. Bradesco chose this prerogative on September 29, 2008.
(2)As of July 1, 2008, with the New Basel Capital Accord (Basel II), risk-weighted assets are determined based on required reference shareholders’ equity divided by 11%, which is the minimum capital required by Bacen.
(3)As of December 2008, Bacen, through Resolution 3,674, allowed fi nancial institutions and other institutions authorized to operate by Bacen, which record an additional provision to the minimum percentages required by Resolution 2,682 of December 21, 1999, to fully add the respective amount to Tier I of PR, for the purposes of determining the Reference Shareholders’ Equity (PR) referred to in Resolution 3,444 of February 28, 2007.

Pursuant to the New Basel Capital Accord (Basel II), the Brazilian Central Bank published Resolutions 3,380 and 3,464, concerning the structures for operating and market risks management, respectively. It also published Circular Letters 3,360, 3,361 to 3,366, 3,368, 3,383, 3,388 and 3,389, which define the necessary methodologies of portions of capital for credit, market and operating risks, respectively; as well as Resolutions 3,444, amending rules for the determination of reference shareholders’ equity, and 3,490, regarding the determination of required reference shareholders’ equity to be applied as of July 1, 2008.

b) Market value

The book value, net of provisions for devaluations of the main financial instruments is as follows:

Portfolios	In thousands of R$

	Unrealized income (loss) without tax effects

	Book value	Market value	In the result			In shareholders’ equity

	2008				2007	2008		2007

	December 31			September 30	December 31	December31	September 30	December 31

Securities and derivative financial instruments (Notes 3e, 3f and 8)	131,597,673	133,148,072	463,931	1,463,248	3,473,447	1,550,399	1,383,810	1,246,211
– Adjustment of available-for-sale securities (Note 8 c II)			(1,086,468)	79,438	2,227,236	–	–	–
– Adjustment of held-to-maturity securities (Note 8d item 7)			1,550,399	1,383,810	1,246,211	1,550,399	1,383,810	1,246,211
Loan and leasing operations (1) (Notes 3g and 10)	173,423,195	173,470,060	46,865	78,387	356,012	46,865	78,387	356,012
Investments (2) (3) (Notes 3j and 13)	1,048,497	1,158,658	110,161	440,673	1,080,670	110,161	440,673	1,080,670
Treasury shares (Note 23d)	4,853	3,351	–	–	–	(1,502)	(647)	40,798
Time deposits (Notes 3n and 16a)	97,413,781	92,124,444	289,337	1,963	4,341	289,337	1,963	4,341
Funds from issuance of securities (Note 16c)	9,011,671	9,010,197	1,474	13,724	28,645	1,474	13,724	28,645
Borrowing and onlending (Notes 17a and 17b)	31,947,123	31,913,858	33,265	146,721	77,542	33,265	146,721	77,542
Subordinated debts (Note 19)	19,248,566	19,589,035	(340,469)	(133,170)	(311,407)	(340,469)	(133,170)	(311,407)
Unrealized income without tax effects			604,564	2,011,546	4,709,250	1,689,530	1,931,461	2,522,812

(1) It includes advances on foreign exchange contracts, leasing operations and other receivables with loan assignment features;
(2) It refers to shares of publicly-held companies not considering the increment in investments in affiliated companies; and
(3) It includes the increase of the interest in BM&FBovespa S.A. in the amount of R$108,351 thousand (September 30, 2008 – R$438,568 thousand and December 31, 2007 – Bovespa Holding – R$608,092 thousand and BM&FBovespa – R$469,596 thousand).

Determination of market value of financial instruments:

• Securities and derivative financial instruments, investments, subordinated debts and treasury shares are based on the market price practiced on the balance sheet date. Should there be no available market price quotations, amounts are estimated based on the prices quoted by dealers, on price definition models, quotation models or quotations for instruments with similar characteristics;

• Prefixed loan operations were determined by discounting estimated cash flows, using interest rates applied by the Bradesco Organization for new contracts with similar features. These rates are compatible with prices practiced in the market on the balance sheet date; and

• Time deposits, funds from issuance of securities and borrowing and onlending were calculated by discounting the difference between the cash flows under the contract terms and the rates practiced in the market on the balance sheet date.

33) Employee Benefits

Bradesco and its subsidiaries sponsor a supplementary private pension plan for employees and directors, in the PGBL modality, which is a private pension plan of the variable contribution type that allows the accumulation of financial resources by participants over their professional careers through contributions paid by themselves and the sponsoring company. The related resources are invested in FIE.

PGBL is managed by Bradesco Vida e Previdência S.A. and BRAM. DTVM is responsible for the financial management of FIE funds.

The contributions paid by employees and directors of Bradesco and its subsidiaries are equivalent to 4% of the salary, except for participants who, in 2001, opted to migrate to the PGBL plan from the defined benefit plan, whose contributions to the PGBL plan were maintained at the levels in force for the defined benefits plan at the time of migration, respecting nevertheless the 4% minimum.

The actuarial liabilities of the variable contribution plan (PGBL) are fully covered by net assets of the corresponding FIE.

In addition to the aforementioned variable contribution plan (PGBL), former participants of the defined benefit plan are guaranteed a proportional deferred benefit, corresponding to their accumulated rights in this plan. For participants of the defined benefit plan, transferred or not to the PGBL plan, retired participants and pensioners, the present value of the plan’s actuarial liabilities is fully covered by guaranteeing assets.

Banco Alvorada S.A. (merging company of Banco Baneb S.A.) maintains supplementary retirement plans of variable contribution and defined benefit, through Fundação Baneb de Seguridade Social – Bases (related to former employees of Baneb). The actuarial liabilities of the variable contribution and defined benefit plans are fully covered by assets of the plans.

Banco Bradesco BBI S.A. (current name of Banco BEM S.A.) sponsors supplementary retirement plans of both defined benefit and variable contribution types, through Capof.

Alvorada Cartões, Crédito, Financiamento e Investimento S.A. (Alvorada CCFI) (merging company of Banco BEC S.A.) sponsors a defined benefit plan by means of Cabec.

Based on the independent actuarial report, the present value of the actuarial liabilities of the defined benefit plan and its assets for coverage of such liabilities assumed by Alvorada, Banco Bradesco BBI and Alvorada CCFI were represented as follows:

	In thousands of R$

	2008	2007

Plan’s net assets	798,467	808,778
Actuarial liabilities	689,525	729,404
Excess	108,942	79,374

Main assumptions used in the actuarial assessment of Banco Alvorada’s, Banco BBI’s and Alvorada CFI’s plans:

	2008	2007

Nominal discount rate	11.90% p.a.	10.24% p.a.
Assets’ minimum expected return nominal rate	11.90% p.a.	10.24% p.a.
Future salary increase nominal rate	7.12% p.a.	7.12% p.a.
Pension and plan benefits increase nominal rate	4.00% p.a.	4.00% p.a.
Inflation rate	4.00% p.a.	4.00% p.a.
General mortality biometric table	AT83	UP94
Disability biometric table	“Mercer” table 0.30/(length of service + 1)100% at 1st eligibility for a plan benefit	“Mercer” table 0.30/(length of service + 1)100% at 1st eligibility for a plan benefit
Expected turnover rate
Probability of retirement

The funds guaranteeing the private pension plans are invested in compliance with the applicable legislation (government securities and private securities, listed company shares and real estate properties).

Bradesco in its facilities abroad provide their employees and directors with a private pension plan with variable contribution, which enables us to accumulate financial resources during the participant’s professional career, by means of contributions paid by himself/herself and in equal proportion by Bradesco. The contributions of employees, directors and of Bradesco in its facilities abroad are jointly equivalent to at most 5% of the annual salary of the benefit.

Expenses with contributions made in the period amounted to R$269,476 thousand (December 31, 2007 – R$339,996 thousand), 4Q08 – R$89,427 thousand, (3Q08 – R$54,562 thousand).

In addition to this benefit, Bradesco and its subsidiaries offer their employees and directors several other benefits including: health insurance, dental care, life and personal accident insurance, as well as professional training, expenses which, including the aforementioned contributions, amounted to R$1,497,286 thousand in the period (December 31, 2007 – R$1,440,897 thousand), 4Q08 – R$420,845 thousand, (3Q08 – R$369,732 thousand).

34) Income Tax and Social Contribution

a) Statement of calculation of income tax and social contribution charges

	In thousands of R$

	2008			2007

	4th Quarter	3rd Quarter	December 31 YTD	December 31 YTD

Income before income tax and social contribution	567,179	1,562,459	8,172,810	10,544,175
Total charge of income tax and social contribution at rates of 25% and 15%, respectively (1)	(226,872)	(624,984)	(3,095,078)	(3,585,019)
Effect of additions and exclusions on tax calculation:
Equity in the earnings of affiliated companies	18,772	9,040	52,211	14,371
Exchange loss	936,876	632,082	1,242,977	(505,666)
Non-deductible expenses, net of non-taxable income	(7,714)	(1,835)	(17,256)	(143,779)
Tax credit recorded in prior periods	–	–	–	717,616
Interest on shareholders’ equity (paid and payable)	201,756	198,636	754,648	539,110
Effect of the difference of the social contribution rate (2)	48,329	155,617	405,278	–
Other amounts	83,263	(10,767)	138,469	440,129
Income tax and social contribution for the period	1,054,410	357,789	(518,751)	(2,523,238)

(1) As of May 1, 2008, the social contribution rate for companies of the financial and insurance sectors was increased to 15%, according to Provisional Measure 413, of January 3, 2008 (converted into Law 11,727 of June 23, 2008), remaining at 9% for other companies (Note 3h); and
(2) It refers to the equation of the effective rate of social contribution in relation to the rate (40%) shown

b) Breakdown of income tax and social contribution result

	In thousands of R$

	2008			2007

	4th Quarter	3rd Quarter	December 31 YTD	December 31 YTD

Current taxes:
Income tax and social contribution payable	(1,133,085)	(727,189)	(5,059,375)	(4,131,962)

Deferred taxes:
Amount recorded/realized for the period on temporary additions	2,023,105	897,773	4,181,566	910,544

Use of opening balances of:
Negative basis of social contribution	(20,352)	(18,004)	(63,261)	(32,438)
Tax loss	(59,475)	(60,988)	(192,861)	(126,293)

Prior period’s tax credits were recorded on:
Negative basis of social contribution	–	–	–	50,886
Tax loss	–	–	–	143,854
Temporary additions	–	–	–	522,876

Recording/utilization in the period on:
Negative basis of social contribution	158,190	35,892	200,037	37,091
Tax loss	86,027	230,305	415,143	102,204

Total deferred taxes	2,187,495	1,084,978	4,540,624	1,608,724

Income tax and social contribution for the period	1,054,410	357,789	(518,751)	(2,523,238)

c) Origin of tax credits of deferred income tax and social contribution

	In thousands of R$

	Balance on 12.31.2007	Balance acquired (3)	Amount recorded (4)	Amount realized	Balance on 12.31.2008	Balance on 9.30.2008

Provision for loan losses	3,292,689	1,326	3,211,165	592,647	5,912,533	4,595,417
Provision for civil contingencies	475,871	–	246,556	156,324	566,103	534,936
Provision for tax contingencies	1,378,706	–	584,729	280,902	1,682,533	1,672,585
Labor provisions	503,903	603	208,033	146,129	566,410	554,599
Provision for devaluation on securities and investments	135,433	–	37,971	9,124	164,280	147,168
Provision for depreciation on foreclosed assets	70,722	–	40,801	26,159	85,364	79,761
Adjustment to market value of trading securities	223,260	–	6,747	223,264	6,743	21,837
Amortized goodwill	944,963	–	438,021	230,616	1,152,368	834,233
Provision for interest on shareholders’ equity (1)	–	–	–	–	–	477,587
Adjustment to Law 11,638 of December 28, 2007 (2)	–	–	81,149	–	81,149	–
Others	225,925	–	1,183,275	140,603	1,268,597	493,739
Total tax credits over temporary differences	7,251,472	1,929	6,038,447	1,805,768	11,486,080	9,411,862
Tax losses and negative basis of social contribution of the
country and abroad	1,009,522		615,180	256,122	1,368,580	1,204,190
Subtotal	8,260,994	1,929	6,653,627	2,061,890	12,854,660	10,616,052
Adjustment to market value of available-for-trading securities	–	–	434,395	–	434,395	–
Social contribution – Provisional Measure 2,158-35 of August 24, 2001	506,606	–	–	92,368	414,238	419,985
Total tax credits (Note 11b)	8,767,600	1,929	7,088,022	2,154,258	13,703,293	11,036,037
Deferred tax liabilities (Note 34f)	1,606,242	197	1,768,308	906,897	2,467,850	2,022,492
Tax credits net of deferred tax liabilities	7,161,358	1,732	5,319,714	1,247,361	11,235,443	9,013,545
– Percentage of net tax credits over total reference shareholders’
equity (Note 32a)	17.3%				23.8%	20.2%
– Percentage of net tax credits over total assets	2.1%				2.5%	2.1%

(1) Tax credit on interest on shareholders’ equity is recorded up to the fiscal limit allowed;
(2) The amount of R$51,113 thousand was recorded in Shareholders’ Equity;
(3) It arises from Ágora Holdings S/A. and its subsidiaries (Note 4a); and
(4) It includes tax credit related to the increase in the social contribution rate for companies in the financial and insurance sectors, established by Provisional Measure 413 of January 3, 2008 (converted into Law 11,727 of June 23, 2008), equivalent to the amount of R$880,730 thousand (Note 3h).

d) Expected realization of tax credits over temporary differences, tax loss and negative basis of social contribution and social contribution tax credit – Provisional Measure 2,158-35

	December 31, 2008 – In thousands of R$

	Temporary differences		Tax loss and negative basis		Total

	Income tax	Social contribution	Income tax	Social contribution

2009	1,707,609	758,800	424,103	138,925	3,029,437
2010	2,188,547	992,812	192,669	96,709	3,470,737
2011	1,885,578	828,791	172,890	106,984	2,994,243
2012	893,569	413,157	148,307	43,220	1,498,253
2013	1,248,261	568,956	22,558	22,215	1,861,990
Total	7,923,564	3,562,516	960,527	408,053	12,854,660

	December 31, 2008 – In thousands of R$

	Social contribution tax credit – Provisional Measure 2,158-35

	2009	2010	2011	2012	2013	2014 to 2015	Total

Total	89,865	10,848	115,604	38,170	16,572	143,179	414,238

Projected realization of tax credits is estimated and it is not directly related to the expected accounting income.

The present value of tax credits, calculated based on the average funding rate, net of tax effects, amounts to R$11,879,228 thousand (September 30, 2008 – R$10,184,243 thousand and December 31, 2007 – R$8,186,569 thousand), of which R$10,269,897 thousand (September 30, 2008 – R$8,725,813 thousand and December 31, 2007 – R$6,803,024 thousand) includes temporary differences, R$1,256,550 thousand (September 30, 2008 – R$1,102,434 thousand and December 31, 2007 – R$932,304 thousand) includes tax losses and negative basis of social contribution and R$352,781 thousand (September 30, 2008 – R$355,996 thousand and December 31, 2007 – R$451,241 thousand) comprises tax credit over social contribution – Provisional Measure 2,158-35.

e) Unrecorded tax credits

The amount of R$70,155 thousand (September 30, 2008 – R$68,499 thousand and December 31, 2007 – R$63,064 thousand) was not recorded as tax credit, and will be recorded when it presents effective prospects of realization according to studies and analyses prepared by the Management and in accordance with Bacen rules. Due to the Ação Direta de Inconstitucionalidade (lawsuit filed at the Supreme Court claiming the unconstitutionality of law approved by congressmen) filed by Consif against Provisional Measure 413 of January 3, 2008 (converted into Law 11,727 of June 23, 2008, Articles 17 and 41), tax credits from previous periods arising from the Social Contribution rate increase from 9% to 15% were recorded up to the limit of the corresponding consolidated tax liabilities. Tax credit balance related to Social Contribution rate increase not recorded amounts to R$962,891 thousand (Note 3h).

f) Deferred tax liabilities

	In thousands of R$

	2008		2007

	December 31	September 30	December 31

Adjustment to market value of derivative financial instruments	485,716	23,504	746,290
Excess depreciation	1,324,688	1,328,234	517,455
Operations in future liquidity market	1,807	133,656	82,866
Others	655,639	537,098	259,631
Total	2,467,850	2,022,492	1,606,242

The deferred tax liabilities of companies of the financial and insurance sectors were established considering the increase of the social contribution rate, determined by Provisional Measure 413 of January 3, 2008 (converted into Law 11,727 of June 23, 2008) (Note 3h).

35) Other Information

a) The Bradesco Organization manages investment funds and portfolios whose net equity on December 31, 2008 amounts to R$187,150,053 thousand (September 30, 2008 – R$187,995,220 thousand and December 31, 2007 –R$177,486,660 thousand).

b) At a meeting on January 20, 2009, Bradesco’s Board of Directors approved the proposal of the Board of Executive Officers to increase by 10% the amount of monthly dividends, paid in advance to shareholders, according to the monthly compensation system, from R$0.012017500 to R$0.013219250, related to common shares, and from R$0.013219250 to R$0.014541175, related to preferred shares. The new amounts will take effect from dividends related to February 2009 to be paid on March 2, 2009.

c) During 4Q08, Bacen amended reserve requirements rules, aiming at improving liquidity in Brazil’s financial system, due to the shortage of foreign funds. Main amendments are outlined below:

Description	Previous Rule	Current Rule
Decrease in Bacen additional compulsory deposit requirement collected from demand deposits, savings deposits and time deposits	Bacen collects the amount in excess of R$100 million	Bacen collects the amount in excess of R$1 billion
Decrease in the rate to calculate Bacen additional compulsory deposit requirement collected from demand and time deposits	8%	Demand deposits – 5% Time deposits – 5% (4% as of January 5, 2009)
Decrease in the rate of Bacen compulsory deposit requirement collected from demand deposits	45%	42%
Decrease in the amount subject to collections over time deposits	Bacen collects the amount that exceeds R$300 million	Bacen collects the amount that exceeds R$2 billion
Compliance with Bacen compulsory deposit requirement collected from time deposits	100% in government securities, not deducting acquired credits	30% in government securities (40% as of January 5, 2009)70% in cash, not remunerated (60% as of January 5, 2009)may be replaced by credits acquired up to March 31, 2009 from financial institutions, basically derived from (i) loan operations, (ii) receivables from leasing operations, (iii) advances and other issuance credits or liability of non-financial individuals and corporations, (iv) interbank deposits with guaranteed assets provided for by laws, (v) fixed income securities issued by non-financial entities, composing the institution’s portfolio or investment funds, (vi) receivables pertaining to FIDC and (vii) FIDC quotas organized by FGC, (viii) foreign currency acquisitions with Bacen made with financial institution’s resale commitment, combined with Bacen’s repurchase commitment, only accepting the deduction of credits acquired from institutions whose Reference Shareholders’ Equity reac hes up to R$7 billion in August 2008.
Deduction of foreign currency acquisition from the compulsory collection on interbank deposits	Collection rate of 25%, 100% pegged by government securities	As of January 5, 2009, it includes the compulsory deposit requirement collected from time deposits, the collection rate is 15%, maintaining the characteristics of requirement compliance mentioned above.

d) Law 11,638/07 enacted on December 28, 2007, amends the Brazilian Corporation Law, in relation to certain accounting practices adopted in Brazil as of the fiscal year ending December 31, 2008.

Pursuant to the new law, accounting rulings destined to publicly-held companies shall be issued by CVM in compliance with international standards. In a notice to the market, CVM informed that, based on its preliminary understanding, the accounting standards adopted by IASB are now considered the international accounting standards benchmark.

Bradesco and companies of the Organization are adopting Law 11,638/07 and the Provisional Measure 449/08 for the first time in their financial statements as of December 31, 2008. Below, we list the accounting practices modified by this new law:

  Inclusion of the subgroup “Intangible Assets” in permanent assets for recording the rights related to the intangible assets used for maintaining the business or which are exercised for such purpose, including acquired goodwill related to merged companies;
  Fixed assets now include assets arising from transactions in which benefits, control and risk are transferred, regardless of the transfer of ownership;
  Deferred assets are restricted to pre-operational expenses and increasing restructuring costs;
  Change in the parameter for assessing investments in affiliated companies by the equity method of accounting. The method shall be applied to all affiliated companies in which the investor has significant influence. In this case significant influence is understood as a holding of 20% or more in the voting capital of the investee (previously, it was a percentage of total capital). Bacen has determined that this amendment shall only take effect beginning January 1, 2009 for financial institutions. Adoption of this new accounting practice shall not produce a significant impact on Bradesco’s investments;

  Creation in shareholders’ equity of a subgroup “Equity Evaluation Adjustment,” the main purpose of which is to record the counterparty of exchange variations on corporate investments abroad, when the functional currency of the investee company is different from that of the parent company, as well as the counterparty of increases or decreases in the amount attributed to asset and liability items arising from their evaluation at market prices. Since the investments held by Banco Bradesco and its subsidiaries mainly use the same functional currency as Bradesco, this amendment did not give rise to any adjustments;
  Introduction of the concept of Adjustment to Present Value for long-term lending and fund-raising operations and for significant short-term transactions. As established by notes to CVM Rule 469, this amendment was not introduced to eliminate the presence of an expected future income or expense underlying the monetary assets and liabilities but as a result of the need to obtain representative amounts of the time of the transaction. The transactions of Banco Bradesco and its subsidiaries are already shown at the amounts representative of the time of their realization, since the prefixed lending and fund-raising operations are adjusted to present value as a result of the existence of the unearned income and unexpired expense accounts which adjust these transactions to the amounts which would be obtained upon realization as if they were cash transactions, as well as the receivables and payables subject to post-fixed variations, which are realized at their cash values and subsequently adjusted based on the corresponding rates applicable to the operations. Accordingly, the Adjustment to Present Value of the long-term lending and fund-raising operations and significant short-term transactions did not give rise to any material adjustments in Banco Bradesco and its subsidiaries;
  Mandatory periodic analysis of the amounts recorded in fixed assets, intangible assets and deferred assets to evaluate the extent to which the amounts recorded are recoverable. Management has analyzed these accounts on December 31, 2008 and concluded that there was no material adjustment;
  Amendment to the treatment of tax incentives which now transit through income and may subsequently be allocated to profit reserves – tax incentive reserve and excluded from mandatory minimum dividends. Banco Bradesco S.A. and its subsidiaries do not adopt a specific incentive-based tax regime and like all other companies are permitted to use a portion of their income tax liabilities to acquire the shares of companies located in areas which benefit from government incentives. The balance of the fiscal incentive reserve in shareholders’ equity was recorded prior to the enactment of Law 11,638/07; and
  The initial recording of funds raised from third parties, classified as current liabilities, shall evidence the net available for use amounts received and the incremental cost incurred in its funding should be recorded as an adjustment to the liabilities account. All financial charges, such as interest rates, monetary and exchange variations and funding incremental costs should be appropriated to income on a pro-rata basis over the life of the operation, based on its internal rate of return.
  Bradesco already defers all costs related to funding operations and appropriates them in income over the life of the operation. Pursuant to Law 11,638/07 the unamortized costs are recorded as liabilities and, previously, they were recorded as prepaid expenses.

Presented below, the effects on income and shareholders’ equity of Bradesco due to the adoption of Law 11,638/07 and Provisional Measure 449/08

	December 31, 2008 – In thousands of R$

	Income	Shareholders’ Equity

Net Income of the Year and Shareholders’ Equity on December 31, 2008 not including effects
of Law 11,638/07 and Provisional Measure 449/08	7,678,542	34,414,068
Leasing operations – Bradesco as lessee	(86,859)	(237,192)
Impairment expenses	(1,481)	(1,481)
Tax effects	30,036	81,149
Net Income of the Year and Shareholders’ Equity on December 31, 2008 including
effects of Law 11,638/07 and Provisional Measure 449/08	7,620,238	34,256,544

For comparison purposes, below the effects of Law 11,638/07 and Provisional Measure 449/08 on net income and shareholders’ equity on December 31, 2007.

	December 31, 2007 – In thousands of R$

	Income	Shareholders’ Equity

Net Income of the Year and Shareholders’ Equity on December 31, 2007 not including effects
of Law 11,638/07 and Provisional Measure 449/08	8,009,724	30,357,344
Leasing operations – Bradesco as lessee	(61,174)	(150,332)
Tax effects	20,799	51,113
Net Income of the Year and Shareholders’ Equity on December 31, 2007 including
effects of Law 11,638/07 and Provisional Measure 449/08	7,969,349	30,258,125

Management Bodies

Cidade de Deus, Osasco, SP, January 30, 2009

Board of Directors

Chairman	Departmental Directors	Compensation Committee
Lázaro de Mello Brandão	Adineu Santesso	Lázaro de Mello Brandão – Coordinator
	Airton Celso Exel Andreolli	Antônio Bornia
Vice-Chairman	Alexandre da Silva Glüher	Mário da Silveira Teixeira Júnior
Antônio Bornia	Alfredo Antônio Lima de Menezes	Márcio Artur Laurelli Cypriano
Antônio Carlos Del Cielo
Members	Antonio Celso Marzagão Barbuto	Audit Committee
Mário da Silveira Teixeira Júnior	Candido Leonelli	Mário da Silveira Teixeira Júnior – Coordinator
Márcio Artur Laurelli Cypriano	Cassiano Ricardo Scarpelli	Hélio Machado dos Reis
João Aguiar Alvarez	Clayton Camacho	Paulo Roberto Simões da Cunha
Denise Aguiar Alvarez Valente	Douglas Tevis Francisco	Yves Louis Jacques Lejeune
Ricardo Espírito Santo Silva Salgado	Fábio Mentone
	Fernando Barbaresco	Compliance and Internal Controls
Board of Executive Officers	Fernando Roncolato Pinho	Committee
Executive Officers	Jair Delgado Scalco	Mário da Silveira Teixeira Júnior – Coordinator
	Jean Philippe Leroy	Milton Almicar Silva Vargas
Chief Executive Officer	José Luiz Rodrigues Bueno	Carlos Alberto Rodrigues Guilherme
Márcio Artur Laurelli Cypriano	José Maria Soares Nunes	Domingos Figueiredo de Abreu
Executive Vice-Presidents	Josué Augusto Pancini	Clayton Camacho
Laércio Albino Cezar	Laércio Carlos de Araújo Filho	Nilton Pelegrino Nogueira
Arnaldo Alves Vieira	Luiz Alves dos Santos	Roberto Sobral Hollander
Luiz Carlos Trabuco Cappi	Luiz Carlos Angelotti
Sérgio Socha	Luiz Carlos Brandão Cavalcanti Júnior	Executive Disclosure Committee
Julio de Siqueira Carvalho de Araujo	Luiz Fernando Peres	(Non-Statutory Body)
Milton Almicar Silva Vargas	Marcelo de Araújo Noronha	Milton Almicar Silva Vargas – Coordinator
José Luiz Acar Pedro	Marcos Bader	Julio de Siqueira Carvalho de Araujo
Norberto Pinto Barbedo	Mario Helio de Souza Ramos	José Luiz Acar Pedro
	Marlene Moran Millan	Carlos Alberto Rodrigues Guilherme
Managing Directors	Mauro Roberto Vasconcellos Gouvêa	José Guilherme Lembi de Faria
Armando Trivelato Filho	Moacir Nachbar Junior	Domingos Figueiredo de Abreu
Carlos Alberto Rodrigues Guilherme	Nilton Pelegrino Nogueira	Denise Pauli Pavarina de Moura
José Alcides Munhoz	Nobuo Yamazaki	Jean Philippe Leroy
José Guilherme Lembi de Faria	Octavio Manoel Rodrigues de Barros	Luiz Carlos Angelotti
Luiz Pasteur Vasconcellos Machado	Ricardo Dias	Antonio José da Barbara
Milton Matsumoto	Robert John van Dijk
Odair Afonso Rebelato	Roberto Sobral Hollander	Ethical Conduct Committee
Aurélio Conrado Boni	Walkíria Schirrmeister Marquetti	Domingos Figueiredo de Abreu – Coordinator
Domingos Figueiredo de Abreu		Arnaldo Alves Vieira
Paulo Eduardo D’Avila Isola	Directors	Milton Almicar Silva Vargas
Ademir Cossiello	Altair Antônio de Souza	José Luiz Acar Pedro
Sérgio Alexandre Figueiredo Clemente	Aurélio Guido Pagani	Carlos Alberto Rodrigues Guilherme
	Cláudio Fernando Manzato	Milton Matsumoto
	Fernando Antônio Tenório	Clayton Camacho
	Márcia Lopes Gonçalves Gil	Nilton Pelegrino Nogueira
	Marcos Daré	Roberto Sobral Hollander
Osmar Roncolato Pinho
	Paulo de Tarso Monzani	Integrated Risk Management and
	Tácito Naves Sanglard	Capital Allocation Committee
Márcio Artur Laurelli Cypriano – Coordinator
Laércio Albino Cezar
Arnaldo Alves Vieira
Luiz Carlos Trabuco Cappi
Sérgio Socha
Julio de Siqueira Carvalho de Araujo
Milton Almicar Silva Vargas
General Accounting Department		José Luiz Acar Pedro
Moacir Nachbar Junior		Norberto Pinto Barbedo
Accountant-CRC 1SP198208/O-5		Domingos Figueiredo de Abreu
Roberto Sobral Hollander

Fiscal Council

Sitting Members
Ricardo Abecassis Espírito Santo Silva – Coordinator
Domingos Aparecido Maia
Nelson Lopes de Oliveira

Deputy Members
João Batistela Biazon
Renaud Roberto Teixeira

Ombudsman Department
Cleuza de Lourdes Lopes Curpievsky – Ombudswoman

Report of Independent Auditors

To the Board of Directors
Banco Bradesco S.A.

1. We have audited the financial statements of Banco Bradesco S.A. and its subsidiaries, comprising the consolidated balance sheets as of December 31, 2008 and 2007 and the related consolidated statements of income, of changes in stockholders’ equity, of cash flows and of added value for the years then ended. These financial statements are the responsibility of the Bank’s management. Our responsibility is to express an opinion on these financial statements.

2. We conducted our audits in accordance with auditing standards applicable in Brazil, which require that we perform the audits to obtain reasonable assurance about whether the financial statements are fairly presented in all material respects. Accordingly, our work included, among other procedures: (a) planning our audits taking into consideration the significance of balances, the volume of transactions and the accounting and internal control systems of the Bank and its subsidiaries, (b) examining, on a test basis, evidence and records supporting the amounts and disclosures in the financial statements and (c) assessing the accounting practices used and significant estimates made by the Bank’s management, as well as evaluating the overall financial statement presentation.

3. In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Banco Bradesco S.A. and its subsidiaries at December 31, 2008 and 2007 and the results of their operations, the changes in stockholders’ equity, their cash flows and added value for the years then ended, in accordance with accounting practices adopted in Brazil.

4. In connection with our limited reviews of the Quarterly Information of Banco Bradesco S.A. and its subsidiaries as of December 31 and September 30, 2008, on which we issued reports, without exceptions, dated January 30, 2009 and October 24, 2008, respectively, we carried out a review of the balance sheet of Banco Bradesco S.A. and its subsidiaries as of September 30, 2008 and of the consolidated statements of income, of cash flows and of added value, for the quarters ended December 31 and September 30, 2008 and of the statement of changes in stockholders’ equity of Banco Bradesco S.A. for the second half of 2008 which are presented by management to provide additional information on Banco Bradesco S.A. and its subsidiaries. This additional information is not an integral part of the statutory financial statements, since its presentation is not required in accordance with accounting practices adopted in Brazil.

5. As described in Note 15, the existing goodwill on investments in associated and subsidiary companies was amortized in 2007.

São Paulo, January 30, 2009

Auditores Independentes
CRC 2SP000160/O-5

Washington Luiz Pereira Cavalcanti
Accountant
CRC 1SP172940/O-6

Summary of the Audit Committee’s Report

Corporate Governance and Related Responsibilities

Bradesco’s Board of Directors opted for a single Audit Committee for all the companies composing the Financial Conglomerate, including Grupo Bradesco de Seguros e Previdência (Insurance Group), pursuant to CNSP Resolution 118/2004 of the National Council of Private Insurance, which set forth the operating conditions of the Audit Committee for the Insurance, Certificated Savings Plans Companies and Supplementary Private Pension Plan Entities.

The Management is in charge of defining and implementing managerial information systems that produce the financial statements of the companies comprising Bradesco Organization, pursuant to the Brazilian corporation law, the accounting principles adopted in Brazil and CVM rules, the National Monetary Council, the Brazilian Central Bank, CNSP, Susep and ANS.

The Management is also responsible for processes, policies and internal control procedures that ensure the protection of assets, the appropriate recognition of liabilities and the elimination or reduction at acceptable levels of Bradesco Organization’s risk factors.

The Independent Audit is in charge of examining the financial statements and issuing an opinion about their compliance with the accounting principles. Additionally, as a result of its works for the purpose of issuing the aforementioned opinion, it also advises on accounting procedures and internal controls, without prejudice to other reports to be prepared, such as quarterly limited reviews.

It is incumbent upon the Internal Audit (General Inspectorate Department) to check the quality of Bradesco Organization’s control systems and the regularity of policies and procedures established by the Management, including those adopted in the preparation of financial reports.

It is incumbent upon the Audit Committee to assess the quality and the effectiveness of the Internal and Independent Audits, the effectiveness and the sufficiency of Bradesco Organization’s control systems and to analyze the financial statements, by providing the relevant recommendations, when applicable.

Among the Audit Committee’s duties, those required by the U.S. Sarbanes-Oxley Act related to companies listed on U.S. Securities and Exchange Commission and quoted on the New York Stock Exchange are also included.

The Audit Committee’s charter is available on the website www.bradesco.com.br, Corporate Governance website.

Activities performed in 2008

The Audit Committee attended 138 meetings with business, control and risk management areas, and with internal and independent auditors, checking the information about the issues considered relevant or critical by means of different sources.

The Audit Committee’s work program for 2008 is focused on the main processes and products at Bradesco Organization’s activities. Among the most relevant aspects, we point out:

  preparation and disclosure process of financial reports to shareholders and external users of the accounting-financial information and the potential effects produced by the changes in the accounting rules, in view of Law 11,638/2007 and related rules. In 2H08, as a result of a strong market volatility, special attention was given to non-recurring facts that affected the financial statements, the basis of accounting and respective disclosures;

  management and market risk control systems, credit and operating risks, preparation for the use of internal models in line with the conditions set forth by the New Basel Capital Accord (Basel II) and Brazilian Central Bank’s rules about the issue;
  structure and operation of the areas responsible for monitoring the compliance with laws, regulation and Bradesco Organization’s internal rules related to consumer defense; and
  improvement in the internal controls systems deriving from projects in the IT and Risk Management areas.

176 hours were employed in the continuing education plan for members of the Audit Committee, covering issues, such as risk management, audit committees best practices and accounting convergence.

Internal Controls Systems

Based on the work program and agenda established for 2008, the Audit Committee informed and assessed the quality of main processes within the Organization and their managers’ commitment to their continuous improvement.

At the meetings with Bradesco Organization’s areas, the Audit Committee had the opportunity to suggest those managers as to improve processes, as well as to monitor the corrections of gaps identified during the work of audit firm.

Based on the information and remarks collected, the Audit Committee deems that the internal control system of Bradesco Organization is suitable to the size and complexity of its businesses and was structured so as to ensure the efficiency of its operations, the financial report-generating systems, as well as the compliance with the internal and external rules, to which the transactions are subject.

Independent Audit

The planning of the independent audit works for 2008 was discussed with PricewaterhouseCoopers Auditores Independentes (Price) and, throughout the year, the audit teams responsible for the services presented the results and main conclusions to the Audit Committee.

The material issues pointed out in the report about the study and the evaluation of accounting and internal controls systems, prepared in connection with the examination of the financial statements and respective recommendations for the improvement of these systems, were discussed with the Committee which requested the monitoring of the implementations and improvements in the areas in charge.

Based on the planning submitted by auditors and on the subsequent discussions about the results, the Committee considered that the works developed by the teams were adequate to the Organization’s businesses.

Internal Audit

The Committee requested the Internal Audit to consider in its planning for 2008, several works in line with issues covered by the Committee’s agenda.

Throughout 2008, the teams in charge of executing planned works reported and discussed with the Audit Committee the main conclusions on process and inherent risks.

Based on the discussions about the planning of the Internal Audit work, focused on risks, processes and presentations of its results, the Audit Committee deems that the area has adequately met the demands so that the Committee’s members may have an opinion about the issues discussed.

Consolidated Financial Statements

In 2008, the Committee held meetings with the General Accounting, Planning, Budget, Control and General Inspectorate departments to assess the monthly, quarterly, half-yearly and annual financial statements. These meetings analyzed and assessed the aspects of preparing individual and consolidated trial balances and balance sheets, notes to the financial statements and financial reports published jointly with consolidated financial statements.

Bradesco’s accounting practices were also considered in the preparation of financial statements, as well as the observance to the fundamental accounting principles and the compliance with the applicable laws.

Prior to the disclosures of the Quarterly Financial Information (IFTs), half-yearly and annual balance sheets, the Committee held private meetings with Price to assess the aspects of independence and control environment when producing the figures to be disclosed.

Based on aforementioned reviews and discussions, the Audit Committee recommends the Board of Directors the approval of the audited financial statements related to the year ended on December 31, 2008.

Cidade de Deus, Osasco, SP, January 30, 2009

Mário da Silveira Teixeira Júnior

Hélio Machado dos Reis

Paulo Roberto Simões da Cunha

Yves Louis Jacques Lejeune

Fiscal Council’s Report

Banco Bradesco S.A.

The undersigned members of the Fiscal Council of Banco Bradesco S.A., in the exercise of their legal and statutory attributions, having examined the Management Report and the Financial Statements related to the year ended on December 31, 2008, and the technical feasibility study of taxable income generation, brought to present value, which has as purpose the Deferred Tax Asset realization pursuant to CVM Rule 371, of June 27, 2002, Resolution 3,059, of December 20, 2002, of the National Monetary Council, and Circular Letter 3,171, of December 30, 2002, of the Brazilian Central Bank, and in view of the unqualified report of PricewaterhouseCoopers Auditores Independentes, have the opinion that the aforementioned documents, examined based on the current corporate law, fairly reflect the Company’s equity and financial position, considering its approval by the Annual Shareholders’ Meeting.

Cidade de Deus, Osasco, SP, January 30, 2009

Ricardo Abecassis Espírito Santo Silva
Domingos Aparecido Maia
Nelson Lopes de Oliveira

Glossary of Technical Terms

Activity Based Costing: is a methodology used to facilitate the analysis of the costs of activities that consume the most significant volume of resources. The volume, relationship between cause and effect and the effectiveness with which the resources are consumed during the activities comprise the objective of the strategic ABC cost analysis, ensuring that indirect costs are directed as a priority to these activities and processes and subsequently to products, services and clients.

Advisor: economic/financial consultant.

Asset management: company whose activity is to manage third-party funds. It may be part of a financial group, but must create operating barriers, such as a “Chinese Wall” to avoid possible conflicts of interest and focus their business on the management of investors’ funds.

Back test: this method is used to test the validity of the statistical models used, through the comparison of historical data and data generated by the models.

Basel Capital Accord: agreement signed by the Basel Committee, Switzerland, in 1988, designed to establish new conditions for the system used to regulate and supervise banking activities (compulsory for G-10 countries). The methodology used seeks to ensure that minimum capital requirements are compatible with the degree of risk of transactions. In June 2004, this agreement was revised based on three pillars: a) capital minimum requirement – broader approach of risk factors and capital minimum allocation requirement for credit, market and operating risk; b) banking supervision – monitoring by regulatory authority of policies, strategies, in-house risk models and capital adequacy, aiming at ensuring the compliance with laid down rules; c) market and transparency discipline – commitment assumed when disclosing transparent information to the market, especially those related to the risk management process. In Brazil, the Basel New Capital Accord took effect as of July 1, 2008.

Basel Committee: composed of the chairmen of the central banks of the world’s 10 most developed economies for purposes of introducing regulations for compliance by G-10 countries.

Benchmark: term used in the financial market to determine an index that shall be a comparison parameter among investments. An exchange fund, for instance, may have as benchmark the US dollar variation.

Bonds: government securities or corporate bonds, which are subscribed and traded.

Brazilian Depositary Receipts – BDRs: these are certificates comprising securities issued by publicly-held companies headquartered abroad, negotiable in the Brazilian market.

Broker dealer: a specialized firm which trades securities for its own account or as an intermediary for third parties.

Capital adequacy ratio (Basel): index introduced by the Basel Committee and regulated by the Brazilian Central Bank, which shows the ratio between the bank’s reference shareholders’ equity and its risk weighted assets. In Brazil, this index must be of, at least, 11%.

Capital savings: comprise the capital paid as a lump sum to the beneficiaries indicated in the plan proposal, in the event of decease of the pension plan participant.

CDS (Credit Default Swap): derivative financial instrument, used to hedge the loan/receivables portfolio.

Claims: this is the realization of risk provided for in the insurance contract, which causes property or personal damages to the policyholders or their beneficiaries.

Claims ratio: used by insurance companies to measure the proportion of claim expenses to premium earned. Accordingly, the lower the ratio, the better the insurance company’s risk selection strategy.

Clearing (or clearing house): system by means of which stock exchanges ensure compliance with purchase and sale commitments undertaken on trading floors. It may be an internal or external structure connected to the stock exchange. The clearing house is responsible for recording all transactions performed, following positions maintained, financial clearance of flows and settlement of contracts.

Coinsurance: risk distribution among two or more insurance companies.

Combined ratio: ratio used by the insurance companies, according to which the sum of the claim expenses, administrative expenses and selling expenses are divided by the premium earned. Accordingly, the lower the ratio, the higher the efficiency of the insurance company.

Commercial paper (Promissory Notes): securities issued by companies to raise public funds for financing working capital.

Committee of Sponsoring Organizations – COSO: it is a nonprofit organization dedicated to improving the presentation of financial reports based on ethics, efficient internal controls and corporate governance. Its members are representatives from the industry, accounting firms, investment companies and the New York Stock Exchange.

Commodities: they are basic products with great share in the international market, such as coffee beans, cotton, sugar, soybeans, live cattle, crude oil, iron, gold, silver etc. The products are highly consumed and can be produced and traded by companies. In addition to agricultural, mineral and industrial products, financial products are also deemed as commodities, such as the most required currencies (US dollar and euro), large companies’ shares, national government securities etc. There are two ways of trading them: in the futures and cash market and the Mercantile Exchanges.

Compliance: adherence to a set of laws, rules and instructions introduced by either governmental or internal bodies.

Compulsory deposits: this compulsory reserve is the percentage of demand and time deposits under which banks are required to deposit at the Bacen. The CMN establishes the required percentage for purposes of limiting the expansion of credit operations in the economy. The compulsory deposit is a classic Central Bank instrument used to control the volume of currency available in the banking system.

Contingent liabilities: reflect the uncertainty as to whether, when and for how much an obligation will be paid. In general, the amounts recorded as contingencies are calculated based on the progress of the related lawsuits.

Corporate finance: banks act as intermediaries in complex transactions involving companies mergers, spin-offs, acquisitions and amalgamations. In this segment, together with specialized consulting firms, the banks use their experience in financial and investment transactions ensuring that they are made feasible through the use of funds, which are obtained either locally or from abroad.

Corporate governance: system by which companies are managed and monitored, involving relationships between shareholders, the board of directors, the board of executive officers, the independent auditors, audit committee and fiscal council. Good corporate governance practices are designed to increase the company’s value, facilitating access to capital and ensuring that it will continue as a going concern on a perennial basis.

Corporate Sustainability Index (ISE): Index of BM&FBovespa which reflects the return of a portfolio composed of companies’ shares with the best performances regarding all dimensions related to corporate sustainability, i.e., economic-financial, social, environmental and corporate governance.

Correspondent banks: these are commercial companies or service providers contracted by banks to operate in banking services authorized by the Bacen. Since they are usually located in different commercial outlets, the correspondent bank can offer extended hours, often on a 24-hour basis.

Country risk: this is an index calculated by the US investment bank J. P. Morgan used to measure the degree of risk to which a foreign investor is exposed when investing in a particular country. Technically, this risk is the surcharge payable in relation to the guaranteed returned on US treasury bonds, since the US is considered to offer less risk to investors. Every 100 points represent 1% of additional interest as compared to US interest.

Courier: messenger service, available for use by clients, to carry out bank services, including check deposits, bill payments, checkbook delivery, among others, with no need for clients to leave the home or office and go to the branches.

Coverage of technical provisions: is the allocation of assets, by insurance, private pension plans and certificated savings plan companies, in particular financial assets, in sufficient amount to cover technical provisions. These assets must offer diversity, liquidity, security and profitability. See Guarantees of technical provisions.

Coverage ratio - PDD: measures the ratio between the amount of the allowance for loan losses (PDD) and the amount of non-performing loans (D-H rated credits)

Coverage ratio – Fee and Commission: ratio between fee and commission income and administrative and personal expenses. The higher the ratio, the better for the Financial Institution.

Depositary Receipts – DRs: are deposit receipts issued by a foreign institution (Depositary), guaranteed by shares of a local company.

Derivatives: financial instruments used by companies, substantially for protection purposes and are usually classified as: futures market, swap, forward market and options.

Earned premium: the portion of an insurance premium retained which corresponds to the past period of risk, i.e., it is the deferral of the retained premium for the period elapsed from the date of the insurance coverage.

Efficiency ratio: ratio between administrative expenses (personnel + administrative) and operating income. Lower the ratio, better the efficiency of the Financial Institution.

Equator Principles: it is a set of social-environmental measures, based on criteria defined by the IFC, used in the evaluation and granting of financing of infrastructure projects known as project finance.

Eurobonds: securities with par value expressed in U.S. dollars or other currencies and which the banks issue through institutions abroad, the resources of which will be used to finance credit operations in Brazil. These are medium to long-term securities at fixed or floating rates and with premium or discount, depending on market demand. The Eurobond market is an important source of capital for multinational companies and governments, including those located in developing countries.

Exchange coupon rate: is the difference between the internal interest rate and the expected Brazilian exchange rate devaluation and, in general, is compatible with the composition of the remuneration offered by exchange bills in investments pegged to the variation in the U.S. dollar, i.e., the interest rate in U.S. dollar paid to an investor who assumes the risk of investing in another currency.

Financial intermediation: is the bank’s main activity. The bank raises funds from clients with resources available for investment, which are onlent to borrowers. Other activities such as leasing and exchange transactions also comprise financial intermediation.

Financial margin: this is the difference between interest income and expense generated by investments, funding, loan and leasing operations and foreign exchange transactions. Non-interest income also comprises financial margin, derived from securities, treasury transactions and loan recoveries.

Fixed assets to shareholders’ equity ratio: it represents how much the company invested in permanent assets in relation to shareholders’ equity .For banks, it is calculated over reference shareholders’ equity.

Floating funds: assets managed by banks for a specific period without remuneration.

Functional currency: is the currency of the main economic environment in which the entity operates.

Funded status: securities with repurchase commitments not subject to resale commitments, i.e., they are the institutions’ portfolio securities related to the open market, recorded as fixed income securities – subject to repurchase.

Funding: funds taken from third parties to make financial operations with the client. A company takes funds from third parties for its operations when it raises funds by means of issuance of debt securities or by other means of funding.

Futures: contract for forward delivery of purchase and sale of assets, financial instrument, commodity, foreign currency or indexes, at a certain price, which can be settled by means of physical or financial delivery or compensation.

Global Compact: initiative of the United Nations to encourage participant entities to commit with guiding its actions in the sense of contributing to the development of a more inclusive and sustainable economy, broadening its scale in the social-environmental area. It is based on values aiming at promoting institutional education. The power of transparency and dialog is used to identify and disclose new practices which have as base the universal principles. It is comprised of 10 principles related to human rights, labor, environmental protection and bribery.

GoodPriv@cy: it is an international data privacy and protection seal, which comprises requirements for data protection and privacy management within the corporations.

Guaranteeing asset: see “Guarantee of technical provisions”

Guarantee of technical provisions: see coverage of technical provisions.

Hedge: an instrument used to offset risk investments subject to price and rate fluctuations.

Holding company: it is the company holding share control over another company or a group of subsidiaries.

Home broker: relationship channel between investors and brokerage firms, for stock market trading purposes through the online transmission of buy and sell orders via internet, permitting real time access to price quotations and share portfolio monitoring, among other resources.

Ibovespa: this is the most important Brazilian stock market performance index, as it shows the behavior of main shares traded on BM&FBovespa. It is established from an imaginary Reais investment in a theoretical number of shares (portfolio). Each share composing this portfolio has a certain weight, which varies according to its liquidity. Frequently, both the composition and weights change so that the index may accurately represent the stock market. Its basic purpose is to work as a market behavior average index. Hence, the shares composing this index account for more than 80% of the number of trades and financial volume traded on the spot market. As the shares integrating this portfolio are highly representative, it is possible to affirm that if most of shares are climbing, the market, measured by Ibovespa, is bull, and if it is declining, it is a bear market.

Intangible asset: identifiable non-monetary asset without physical substance.

Interbank accounts: comprise checks which are being cleared between banks and other notes, such as bank docket payments, as well as restricted deposits at the Brazilian Central Bank (deposits in foreign currency, deposits for exchange contracts, payment of funds for rural loan, credits subject to the SFH, etc).

Interbank deposits: securities negotiated in the interbank market between financial institutions.

Interdepartmental accounts: comprise the amounts, which are in transit between the bank’s branches and departments or other group member companies (brokerage firms, insurance companies, supplementary private pension entities etc.).

Investment grade: in the establishment of investment alternatives to international investors, companies and countries are rated by the international risk rating agencies, such as Moody’s, Standard & Poor’s and Fitch, among others, normally in three risk levels: Investment Grade; Investment Risk; and Default. Investment grade is the safest grade, in which there is maximum trust of markets. It is when a country or a company is better evaluated by investors and manages to raise funds with lower interest rates, for it is considered of low risk.

Leasing: this is an alternative medium, or long-term, financing method, documented through an agreement in which the leasing company purchases the assets, which are then assigned for use by the lessee in exchange for payment in installments.

Liquidity: availability in currency or in securities quickly convertible into cash.

Market share: percentage sales or inventories in a specific segment of a certain company. It could also be the share that a specific brand holds in the market in which it operates.

Mark-to-market: method used to adjust a security or portfolio based on present market values.

Mitigate: word frequently used in the risk management environment, in the sense to minimize, soothe or even attenuate the risks which the company is exposed to.

Money laundering: method by which funds derived from illegal activities are incorporated into the economic system. The main purpose is to disguise the illicit origin of the funds using transactions, which cannot be traced.

Options: derivative financial instrument that entitles its holder to purchase or sell an underlying asset at a certain price.

Outstanding operations: unsettled operations.

Over-the-counter market: in which transactions are not carried out on the stock exchanges. Not only shares, but also other assets, including derivatives, can be traded in this market. Since they meet certain customer specifications, not provided for in stock exchange trading, over-the-counter trades are also known as tailor-made transactions.

Own portfolio position: securities maintained in stock, available for trading, derived from definitive purchases or repurchases, recorded as fixed income securities.

Payroll-deductible loan: this is a line of personal loan for companies’ employees whose loan installments are deducted from payroll.

PGBL (Unrestricted Benefits Generating Plan): this is a supplementary private pension product destined to accumulate funds and converting them into future income. PGBL is very flexible, since amongst other facilities, it allows that funds invested in this plan may be redeemed at any time (observing the grace period). It is interesting to participant, submitting income tax return, as it is possible to deduct the contributions amount from the income tax calculation basis up to the limit of 12% of annual gross revenue. Upon receipt of redemption or yield, income tax will be withheld at source over total received, pursuant to prevailing laws (progressive or regressive tables).

Plano remido: in the health insurance line products, this is a plan in which policyholders do not have the obligation to pay premiums to the insurance company, which, in turn, still has the obligation to pay benefits to the policyholder.

Privatization currency: government securities generally traded with discount and accepted by the government in payment for the acquisition of state-owned companies.

Project finance: is the combination of contracts which involve a specific business venture, inter-relating all the operating agents and the guarantees related thereto. Project finance is a technical model in which the project is the center of gravity of the interaction between the related agents. Project finance is generally used in major engineering projects.

Promissory Note: see Commercial Paper.

Purchase and sale commitments: a financial investment through which the bank sells government securities or corporate bonds to the customer, and whereby the bank is committed to repurchase and the customer to resell the related securities within the terms established in the contract.

Qualified custody service: this consists of the physical and financial settlement of assets and their safekeeping, as well as the administration and information on related income. The custody service also comprises the financial settlement of derivatives, swap contracts and forward transactions.

Quality certification (ISO – International Standard Organization): it is the combination of activities carried out by an independent commercial body designed to certify, publicly and in documental form, that a determined product, process or service complies with specific requirements. ISO certification improves the company’s image, facilitating purchase decisions by clients and consumers.

Rating: it is a classification mechanism of the credit quality of a company or a country. The rating aims to classify the risk of a company or country verifying if they are able to comply with the financial liabilities. This classification is made by rating agencies which, periodically, review their opinions about the rating of the company or country previously evaluated. See Rating agencies.

Rating agencies: companies experienced in analyzing the risk of public and private, financial or non-financial institutions. Based on detailed analyses, these agencies attribute a score (rating) to the companies or countries under analysis. This score serves as a risk indicator for investors. See Rating.

Reinsurance: is the transfer by the insurance company to the reinsurer of that portion of a liability which exceeds the limit of its capacity to retain risks. Reinsurance is a form of risk distribution and is contracted with reinsurance companies.

Retained premium: is the portion of an insurance premium which is retained with the insurance company in the exact proportion of its retention, i.e., the portions assigned as co-insurance and re-insurance are excluded from the premium issued, as well as refunds and cancellations.

Retrocession: is the transaction used by the reinsurer to transfer to the local or international market the liabilities which exceed the limits of its capacity to retain risks, i.e., retrocession is the reinsurance of reinsurance.

Rotating credit: is a credit line which allows the financing of a part of the credit card bill balance.

SA 8000 – Social Accountability: a new rule developed by SAI (a non-profit organization which promotes workers’ human rights all over the world). The company with certification in this international rule adopts good social responsibility practices, such as respect to human rights, child rights and fundamental labor rights, in addition to a safe and healthy work environment, which is reflected on the Company’s quality of actions and relations with its public: employees, suppliers, clients and the community in general.

SANA (Automatic System of Shares Trading): structured system aiming at facilitating the participation of small individual investors in the stock market, assuring easy purchasing and selling of shares on the stock market, in small lots, through computer terminals. The system can also be used in public offerings intermediation.

Sarbanes-Oxley (see Sarbanes-Oxley Act)

Sarbanes-Oxley Act, Section 404: established to restore confidence in the financial information disclosed by companies listed in the U.S. stock exchanges. The U.S. politicians, Sarbanes (senator) and Oxley (federal congressman) drew up legislation to provide improved orientation on the following: clarity in the presentation of financial information, corporate governance, internal controls process and independence of the independent auditors and increased assurance procedures. Pursuant to Section 404, both companies and their auditors must identify all key controls for each of their processes and test thoroughly the effectiveness and managerial assessment capacity of these controls.

Securitization: is the financial transaction whereby a loan and other debts are converted into securities which are tradeable on the market.

Social responsibility: is the philosophy whereby certain companies conduct their business as a partner, co-responsible for social development. The socially responsible company is capable of assimilating the interests of different stakeholders (shareholders, employees, service providers, suppliers, consumers, community, government and environment), ensuring that these interests are fully integrated into the planning of its activities, in the pursuit to meet the demands of all segments, not just those of the shareholders or owners.

Solvency: ability to meet short-term and long-term commitments, keeping the financial health and the continuity of its activities.

Spread: this is the difference between the interest rate charged to the borrower by the bank and the rate paid to clients for the use of the funds invested.

Structured transactions: a combination of two or more financial instruments (e.g. a purchase and sale commitment + Swap), designed to take advantage of market opportunities or secure protection against financial risks.

Subordinated debt: this is an instrument customarily used by financial institutions to raise funds since it is classified as tier II capital for purposes of calculating the capital adequacy ratio (Basel) and accordingly increases their lending capacity. In the event of bankruptcy, this debt is the ultimate obligation payable by the financial institution and is subject to the payment of all other creditors.

Subordinated perpetual debt: this is a bond without maturity, which pays interest on a periodical basis on dates set out in advance. It includes an exclusive redemption option for the issuer after the term contractually determined has elapsed as from the issuance date.

Supplementary private pension plan: it is an instrument used to accumulate resources over the years in the form of savings to be withdrawn during retirement. This plan is supplementary to the government retirement pension scheme.

Sustainability: assumes that the companies will commit with the economic-social-environmental tripod, i.e., value generation, environmental care and social development.

Swap: derivative financial instrument used as hedge against undesired rate volatility.

Technical provisions: these are liabilities recorded by the insurance companies to guarantee the payment to policyholders of claims occurred or which will occur in the future as a result of the risks assumed. For the supplementary private pension entities and certificated savings plan companies, these liabilities comprise the amounts accumulated with funds derived from the cost of the benefits contracted, for payment purposes of such benefits. All technical provisions are calculated established on actuarial bases.

Term: derivative financial instrument to purchase or sell in the market a number of assets, at a fixed price for settlement within a certain term, resulting in an agreement between the parties.

Treasury shares: own company shares acquired to remain in treasury or for cancellation.

Underwriting: term used internationally to define the launching of shares or debentures for public subscription, generally carried out by financial institutions authorized by the CVM, via three types of contracts: straight (the financing institution subscribes the total launch and payment is made directly to the issuing company), stand-by (the financing company is bound to subscribe the securities not acquired by the public) and best-efforts (the financing company does not assume the responsibility to subscribe the securities and returns those that were not acquired by the public to the issuing company).

Value added: value created by the company as a result of its productive activities, representing the level of the company’s contribution to society.

VGBL (Long-term life insurance): this is a life insurance guaranteeing policyholder’s coverage in case of his/her survival with a view to accumulating funds and converting them into future income. It works as a private pension plan, as it was developed based on PGBL. VGBL is very flexible, since amongst other facilities, it allows that funds invested in this plan may be redeemed at any time (observing the grace period). The most important difference between PGBL and VGBL is the tax treatment given to each one. While in PGBL income tax is levied over the total redeemed or received as income, in VGBL the taxation occurs only over financial investments yields, according to prevailing laws (progressive or regressive tables). VGBL is more indicated for those participants submitting simplified income tax return. In addition, this is an option for policyholders who already exceeded the limit of income tax deduction in a supplementary private pension plan (12%) and who are planning to invest a bit more in his/her future.

VaR (Value at Risk): is the expected maximum potential loss of an asset and/or liability portfolio with pre-established confidence level and over a specific time horizon.

Volatility: intensity and frequency of abrupt quotation variations of an asset, index or security.

WebTA: is the online transfer of files between the bank and its corporate clients with security, efficiency and economy, using cryptography and data compaction.

Write-off: term related to the loan operations written off from the assets of the company, due to client’s delinquency. According to Bacen, this write-off is made after six (6) months of credit rating in the risk level (rating) H. These loan operations in write-off are recorded in memorandum accounts.

Cross Reference Index

Abbreviations (see Acronyms), 12	Bradesco Seguros e Previdência, 100
Accounting Policies	Bradesco Vida e Previdência, 113
Significant, 315	BRAM
Accounts (see Clients)	Asset under Management, 97
Checking, 95	Branches, 145, 286
Savings, 96	Headquartered Abroad, 197
Acronyms	Capital Adequacy (see Basel), 21, 190, 376
List of Main, 12	Capital Allocation, 213
Active Consortium Quotas, 133	Capital and Profit Reserves, 365
Action	Carbon
Social, 275	Neutralization of Emissions, 121, 221, 298
Social-environmental, 297	Cards, 192
Activity-Based Costing (ABC Cost), 210	Cash
Activity-Based Management (ABM), 211	and Cash Equivalents, 315, 324
Acknowledgments (see Awards), 105, 290, 301	Flow, 209, 309
Affiliated Companies, 41, 140, 350	Generation, 20
Allowance/Provision	Cash Management
x Delinquency x Loss, 172	Solutions, 201
for Loan Losses, 31, 48, 72, 345	Certificated Savings Plans, 117
Alô Bradesco, 208	Certificated Savings Plans Draws and Redemptions, 37
Analysis	Certifications
Equity, 45	GoodPriv@cy, 147, 203, 209, 302
Market Risk, 173	in International Rules, 225
of the Adjusted Financial Margin and Average Rates, 64	in Investment Products, 243
of the Statement of Income, 27	ISO, 209
Sensitivity, 374	ISO 14064, 219
Summarized Statement of Income, 17	OHSAS, 225
Assets Bookkeeping, 203	SA 8000®, 225
Assets Managed, 97	Change
Awards (see Acknowledgements), 105, 290, 301	in Number of Outstanding Shares, 19
Balance Sheet, 19, 44, 80, 303, 320	in Shareholders’ Equity, 308
Banco Bradesco BBI, 124	Channels – Bradesco Dia&Noite, 153
Banco Finasa BMC, 122	Clients (see Accounts)
Bradesco Consórcios, 129	Checking Accounts, 95
Bradesco Corretora de Títulos e Valores Mobiliários, 136	Savings Accounts, 22, 96
by Business Segment, 322	Collection, 201, 202
by Currencies, 373	Committee
by Maturity, 376	Audit, 213, 385, 387
Comparative, 44	Compensation, 213, 385
Highlights, 19	Ethical Conduct, 385
Insurance Companies, 100	Executive Disclosure, 385
Leasing Companies, 127	Executive Loan, 169, 281
Bank	Integrated Risk Management and Capital
Agent, 205	Allocation,171, 213, 290, 385
Finasa BMC, 124	Internal Controls and Compliance, 213, 385
of the Planet, 218, 275	Comparison Purposes, 320
Postal, 148	Compensation Agent, 206
Basel (see Capital Adequacy), 21, 190, 376	Compliance, 186
Basel II, 164, 170, 388	Compulsory Deposits, 1, 29, 338
BDR, 203	Amendments to the Rules, 382, 383
BM&FBovespa (see Ibovespa), 136	Consortium, 129
BNDES, 85	Consumer Financing, 86, 281
Board	Contents, 11
of Directors, 385	Contingencies, 319, 358
of Executive Officers, 385	Controllership, 205
Borrowing and Onlending, 53, 57, 356	Corporate, 145
Bradesco Auto/RE, 110	Corporate Governance, 161, 387
Bradesco BBI, 124	Correspondent Banks (see Bradesco Expresso), 150
Bradesco Brand, 278,288,295	Corretora de Títulos e Valores
Bradesco Capitalização, 117	Mobiliários, 136
Bradesco Celular, 153	Credit Derivatives, 337
Bradesco Dental, 109	Custody, 205
Bradesco Dia&Noite, 153	Customer Service Network, 151, 286
Bradesco Empresas, 146	Data Privacy and Protection Seal, 209
Bradesco Expresso, 150	Debentures, 193
Bradesco Saúde, 107	Delinquency, 189

Deposits, 49, 354	Funds
by Maturity, Breakdown of, 94, 354	Available, 45
Demand, 50, 94, 354	from Issuance of Securities,52, 355
Savings, 50, 96, 354	Global Compact, 298
Time, 51, 354	Glossary of Technical Terms, 391
Derivative Financial Instruments	GoodPriv@cy
Securities and, 27, 46, 65, 327	Certificate, 147, 203, 209, 302
Derivatives, 5, 27, 46, 54, 316, 327, 334	Goodwill, 352
Digital Certificate, 202	Government Authority, 202
Distance Learning, 248	Guarantees of Technical Provisions, 362
Dividends (see Interest on Shareholders’ Equity),	Highlights, 19
277, 365	Home Broker, 136, 138, 358, 210
Dividend Yield, 23	Human Resources, 224, 295
Economic Scenario, 2	Ibovespa, 1, 24, 278
Employee	IFRS, 263
Benefits, 270, 378	Import, 198
Inclusion
Number of, 234
Digital, 248
Environment, 221
Social, 229
Equator Principles, 220	Income
Estimates, 6	Breakdown, 62
Events, 218, 276	Fee and Commission, 32, 73, 366
Expenses	from Interbank Investments, 326
Administrative, 40, 74, 366	Loan Operations, 27, 347
for Allowance for Loan Losses, Net of Recoveries of	on Retained Premiums, 33, 363
Written-off Credits, 347	Operating (Other), 41, 367
for Borrowing and Onlending, 30, 356	Income Tax and Social Contribution, 6, 43, 316, 380
Operating, 42, 367	Calculation of Charges with, 380
PDD, 31	Index
Personnel, 39, 74, 234, 366	Appreciation (Shares), 25
Personnel Expenses by Business Segment, 235	Notes to the Financial Statements, 312
Prepaid, 317, 349	Pay Out, 24
Selling, 37	Indicators, 1
Tax, 40, 367	Financial Market, 68
x Technical Provisions, 66	Loan Portfolio, 92
with Federal Funds Purchased and	Other, 76
Securities Sold under Agreements to Repurchase, 29	Social, 259
Export, 197	Information Security, 190
Financial Instruments, 5, 27, 46, 54, 294, 316, 327, 334,	Information Technology (IT), 159, 160
372, 378	Insurance Companies, 100
Financial Margin, 31	Intangible Assets, 317, 353
Analysis of, 64	Integrated Management System – ERP, 211
Total Assets x, 67	Interbank Accounts, 338
Variation in Items Composing the, 63	Interdepartmental accounts, 46, 53
Financial Statements, 273	Interbank Investments, 45, 326
Finasa Sports	Interest on Shareholders’ Equity, 277, 364, 365
Program, 257, 300	Internal Communication, 228
FIDC, 207	Internal Controls, 161
Fiscal Council, 385, 390	International Accounting Standards, 263
Fone Fácil, 148	International Area, 201, 282
Foreclosed Assets, 349	Internet, 157
Banking – Transactions, 157
Foreign
Banking – Users, 157
Branches and Subsidiaries, 186, 190	Investment Funds, 98, 204, 207
Public Issuances, 189	Investments
Trade Portfolio, 188	Breakdown of, 350
Foreign Exchange (see International Area)	in Infrastructure, IT and Telecommunications, 159
Portfolio, 280, 348	ISO, 209
Income from, 28, 348	Labor Claims, 358
Foreign Exchange Portfolio, 280, 348	Law 11,638/07, 383
Foreign Trade	Adjustments, 384
Portfolio, 197, 199	Lawsuits
Forward-Looking Statements, 1	Civil and Tax, 358
Functional and Presentation Currency, 315	Corporate, 208
Fundação Bradesco, 246	Leasing,127
Funding, 94	Companies, 128
and Assets Managed, 22, 280	List of Main Acronyms, 12
Federal Funds Purchased and Securities Sold under	Loan
Agreements to Repurchase, 29, 52, 354, 356	Real Estate, 85, 280
x Expenses, 66	Rural, 85

Loan Assignment, 169	Schools of Fundação Bradesco, 246
Loan Portfolio (see Loan Operations), 27, 85, 88,	Shareholders, 22
90, 169	Shares, 19, 22, 363
by Activity Sector, 91, 344	Students of Fundação Bradesco, 257, 275, 299
by Business Segment, 88	Trading on BM&FBovespa, 138
by Maturity, 339	Transactions carried out in Banco Postal and
by Rating, 90	Correspondent Banks, 150
by Risk Levels, 341	Transactions via ATM, 155
by Type,89, 289, 339	Transactions via Bradesco websites, 157, 158
Concentration of, 91, 344	Transactions via Internet, 157
Consumer Financing, 86, 281	Transactions via Fone Fácil, 156
Corporate, 87	Ombudsman, 208, 293, 385
Individuals, 85	Operating Companies, 99
Methodology Used for Evaluation of, 169	Operating Efficiency, 76, 274
Movement of, 90	Operations, 313
Indicators, 92	Operations
Quality, 90, 282	Borrowing and Onlending, 3356
Renegotiation, 282, 347	Insurance, Private Pension Plans and Certificated
Management	Savings Plans, 361
People, 228	Loan, 47, 83, 280, 338
Quality – Certifications NBR ISO 9001:2000, 208	Structured, 126
Management Bodies, 385	Organization Chart
Market(s)	Administrative Body, 142
Capital, 203	Corporate, 140
Export, 198	Other Assets, 349
Import, 198	Other Information, 22, 372, 382
Risk Management, 173,373	Other Liabilities, 54, 360
Segmentation, 145	Other Loans, 48, 358
Value, 23	Parent Companies
Market Share, 21	Transactions with, 368
Brazilian Savings and Loan System (SBPE), 96	Pay Out, 24
Consortium, 129	Permanent Assets, 49
Customer Service Network, 151	Policies
Export, 197	Critical Accounting, 4
Import, 197	HR Management, 227
Income from Certificated Savings Plans, 118	Loan, 162
Income from Private Pension Plans and VGBL, 113, 279	Policyholders,
Insurance Premium, 101, 107,110, 113, 288, 360	Number of, 104, 108, 111, 115
Private Pension Plans and VGBL Investment	Premises and Equipment and Lease Assets, 351
Portfolio, 114
Technical Provisions (Certificated Savings Plans), 118	Premiums
Mergers and Acquisitions, 125	Earned by Insurance Line, 102
Minority Interest, 55, 363	Income on, 363
Money Laundering	Insurance, 107
Action against, 189	Retained, 32
Net Income, 16	Presentation of the Financial Statements, 313
Notes to the Financial Statements	Prime, 147
Index, 312	Private, 147, 283
Number of,	Private Pension Plans, 113
ATMs, 151	Private Pension Plans Contributions, 33
Banco Postal Service Branches, 149	Profitability, 60
Bradesco Expresso Units (Correspondent Banks), 150	Project Corporate Finance, 126
Branches, PABS, PAES and PAAs, 151	Project Finance, 125
Calls to Fone Fácil, 156	Qualified Depositary, 207
Certificated Savings Plans, 120	Qualified Services to the Capital Markets, 230
Certificated Savings Plans Clients, 119	Quality
Clients, 95	Management, 208
(Credit, Debit and Private Label) Cards, 192	Ranking, 145
Consortia Quotaholders, 133	Ratings, 341
Consortia Quotas, 133	Bank, 143
Courses Launched in TreiNet, 244	Insurance and Certificated Savings Plans, 144
Documents Processed (Payments and Receipts), 203	Loan Operations, 90
Employees, 234	Ratio
Fund and Portfolio Quotaholders, 98	Capital Adequacy (Basel), 21, 168, 376
Internet Banking Users, 157	Claims, 101, 103
ISO (Certifications), 208	Combined, 101
Investment Funds and Managed Portfolios, 98	Coverage, 60, 72, 76
Participants in Private Pension Plans, 115	Fixed Assets to Shareholders’ Equity, 20, 352
Participations in Trainings, 242, 245	Operating Efficiency, 60, 75, 279
Policyholders, 104, 108, 111, 115	Performance, 21, 101
Savings Accounts, 97	Selling, 38, 101, 103

Reclassifications (see Comparison Purposes), 320	(Parent Company), 363
Reference Shareholders’ Equity, 190, 376	Assets under Management, 98
Renegotiation	Changes in, 308
Portfolio of, 347	Managed, 279
Report	Shares, 204
Fiscal Council, 390	Change in Number of, 19
Independent Auditors, 261, 386	Market Value, 23
Management, 276	Movement of Capital Stock, 363
Responsibility	Number of, 19, 22, 351
Social-environmental, 196, 217, 297	Performance of, 19, 25
Results/Income, 17	Treasury, 22, 306, 363, 378
ShopCredit, 158
Analysis of the Statement of, 27
ShopInvest, 158
by Business Segment, 62, 322
Social-cultural Events, 258
Exchange, 28, 348	Social Report, 259
from Compulsory Deposits, 29	Sponsorships, 105
from Insurance, 28	Statement
from Securities and Derivatives, 27	of Changes in Financial Position, Consolidated, 324
x Loan Operations, 64	of Changes in Shareholders’ Equity, 308
Non-operating, 43, 367	of Value Added, 310
on Certificated Savings Plans, 34	Statement of Income, 26, 58, 59, 307, 322
Operating, 42	Analysis of, 27
Statement of, 17, 26, 58, 59, 307	Banco Bradesco BBI, 125
Summarized Analysis of the Statement of Income, 17	Banco Finasa BMC, 1122
Variation of the Main Items of, 62	Bradesco Consórcios,129
Retail, 148	Bradesco Corretora de Títulos e Valores
Retained Claims, 36, 103	Mobiliários, 136
Returns	by Business Segment, 62, 322
on Assets, 16, 21 60, 61	Insurance Companies, 100
on Shareholders’ Equity, 16, 21, 60, 61	Leasing Companies, 127
Risk	Strategy
Credit, 168, 372	Business, 282
Commercial, 7
Levels, 341
Communication, 297
Liquidity, 177, 375
Corporate, 278
Management, 161, 372	Subordinated Debts, 359
Market, 173, 373	Subsidiaries
Model, 174	Main, 141
Operating, 177	Minority Interest in, 55
Risk Factors, 2, 295, 375	Movement of Investments, 350
Risk Management, 161, 293, 336, 372	Sustainability, 278
Savings (see Accounts), 96	Tax Credits
Securities	Expected Realization of, 381
and Derivative Financial Instruments, 46, 327	Not Triggered, 382
Classification of, 5, 83, 327	Origin of, 381
Income from, 27	Tax Payment, 188
Market Value of, 378	Technical Provisions, 36, 54, 107, 110, 114, 118, 318
Portfolio Breakdown by Issuer, 328	Price-level Restatement and Interest on, 30
Portfolio Breakdown by Maturity, 329	Variation in, 34
Segment and Category, 81, 327, 329	x Expenses, 66
x Income from Securities, 65	Telecommunications, 160
Segmentation, 145	Training and Development, 242, 245
Banco Postal, 148	Transactions
Bradesco Corporate, 145	ATM Network, 155
Bradesco Empresas, 146	Fone Fácil, 156
Bradesco Prime, 147	Internet, 157
Number of (Banco Postal + Correspondent
Bradesco Private, 147	Banks), 151
Bradesco Varejo, 148	with Parent Companies, 368
Market, 145	TVaR, 179
Self-Service Network	Value
ATMs, 154	Added, 20, 310
Bradesco Dia&Noite, 153	Market, 23
Shareholders	Market (Securities), 378
Main, 140	VaR, 174, 374
Number of, 22	Vida e Previdência (Life and Private Pension Plans), 113
Shareholders’ Equity, 55	Websites, 158

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 6, 2009

BANCO BRADESCO S.A.

By:	/S/ Milton Almicar Silva Vargas
Milton Almicar Silva Vargas Executive Vice-President and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.